# ING LIFE INSURANCE AND ANNUITY COMPANY
## Variable Annuity Account C
## MULTIPLE SPONSORED RETIREMENT OPTIONS II
## CONTRACT PROSPECTUS - MAY 1, 2013

**The Contracts.** The contracts described in this prospectus are group deferred fixed and variable annuity contracts issued by ING Life Insurance and Annuity Company (the "Company," "we," "us," "our"). They are intended to be used as funding vehicles for certain types of retirement plans and to qualify for beneficial tax treatment and/or to provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended (the "Tax Code").

> **Why Reading This Prospectus Is Important.** Before you participate in the contract through your retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.

**Investment Options.** The contracts offer variable investment options and fixed interest options. When we establish your account(s), the contract holder, (generally, the sponsor of your retirement plan or a trust), or you if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans, or in some states. Your plan sponsor may have selected a subset of variable and/or fixed interest options to be available for investment under your plan.

**Variable Investment Options.** Variable investment options available through the contracts are listed on the next page. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the "separate account"), a separate account of the Company. Each subaccount invests in one of the mutual funds (funds) listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

**Risks Associated with Investing in the Funds.** Information about the risks of investing in the funds is located in the "Investment Options" section of this prospectus on page 12 and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the prospectuses for future reference.

**Fixed Interest Options:**
• Guaranteed Accumulation Account          • Fixed Plus Account II          • Fixed Account

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest options in the appendices to this prospectus. There is also a separate prospectus for the Guaranteed Accumulation Account ("GAA").

**Compensation.** We pay compensation to broker-dealers whose registered representatives sell the contracts. **See** "**CONTRACT DISTRIBUTION**" for further information about the amount of compensation we pay.

**Getting Additional Information.** If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. You may obtain the May 1, 2013 Statement of Additional Information ("SAI") without charge by indicating your request on your enrollment materials or calling the Company at 1-800-262-3862 or writing to us at the address referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company.**" You may also obtain a prospectus or an SAI for any of the funds, or a GAA prospectus, by calling that number. This prospectus, the GAA prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission ("SEC") website, http://www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Branch. Information on the operations of the SEC Public Reference Branch may be obtained by calling 1-202-551-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov, or by writing to the SEC Public Reference Branch, 100 F Street, NE, Room 1580, Washington, D.C. 20549. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-167680. The number assigned to the registration statement for the GAA is 333-180532. The SAI table of contents is listed on page 48 of this prospectus. The SAI is incorporated into this prospectus by reference.

**Additional Disclosure Information.** Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

*Variable Investment Options (The Funds)*

| | |
|---|---|
| Alger Green Fund (Class A)[1] | ING JPMorgan Small Cap Core Equity Portfolio (Class S) |
| American Century® Inflation-Adjusted Bond Fund (Investor Class)[1] | ING Large Cap Growth Portfolio (Class S) |
| American Mutual Fund®(Class R-4)[1] | ING Large Cap Value Portfolio (Class S)[5] |
| Ariel Fund (Investor Class)[1] | ING MidCap Opportunities Portfolio (Class I) |
| Artisan International Fund (Investor Shares)[1] | ING Money Market Portfolio (Class I) |
| ASTON/Fairpointe Mid Cap Fund (Class N)[1] | ING Oppenheimer Global Portfolio (Class I) |
| Columbia Mid Cap Value Fund (Class A)[1] | ING PIMCO Total Return Portfolio (Class I) |
| Delaware Small Cap Value Fund (Class A)[1][2] | ING Pioneer High Yield Portfolio (Class I) |
| EuroPacific Growth Fund® (Class R-4)[1] | ING Pioneer Mid Cap Value Portfolio (Class S) |
| Fidelity® VIP Contrafund® Portfolio (Initial Class) | ING Russell™ Large Cap Index Portfolio (Class I) |
| Franklin Small Cap Value Securities Fund (Class 2) | ING Russell™ Mid Cap Index Portfolio (Class I) |
| Fundamental Investors℠ (Class R-4)[1] | ING Russell™ Small Cap Index Portfolio (Class I) |
| ING American Century Small-Mid Cap Value Portfolio (Class I) | ING Small Company Portfolio (Class I) |
| ING Clarion Real Estate Portfolio (Class S) | ING SmallCap Opportunities Portfolio (Class I) |
| ING Global Resources Portfolio (Class S) | ING T. Rowe Price Capital Appreciation Portfolio (Class S) |
| ING Growth and Income Portfolio (Class I) | ING T. Rowe Price Equity Income Portfolio (Class S) |
| ING Index Solution 2015 Portfolio (Class I)[3] | ING Templeton Foreign Equity Portfolio (Class I) |
| ING Index Solution 2025 Portfolio (Class I)[3] | ING U.S. Bond Index Portfolio (Class I) |
| ING Index Solution 2035 Portfolio (Class I)[3] | ING U.S. Stock Index Portfolio (Class I) |
| ING Index Solution 2045 Portfolio (Class I)[3] | Invesco Mid Cap Core Equity Fund (Class A)[1][3] |
| ING Index Solution 2055 Portfolio (Class I)[3] | MetWest Total Return Bond Fund (Class M)[1][2] |
| ING Index Solution Income Portfolio (Class I)[3] | Parnassus Equity Income Fund℠ (Investor Shares)[1] |
| ING Intermediate Bond Portfolio (Class I) | Templeton Global Bond Fund (Class A)[1] |
| ING International Index Portfolio (Class I) | The Growth Fund of America® (Class R-4)[1] |
| ING Invesco Equity and Income Portfolio (Class I)[4] | USAA Precious Metals and Minerals Fund (Adviser Shares)[1] |
| ING Invesco Growth and Income Portfolio (Class S)[4] | Wanger Select |
| ING JPMorgan Emerging Markets Equity Portfolio (Class S) | Wanger USA |

_____

[1] This fund is available to the general public in addition to being available through variable annuity contracts. **See** "**INVESTMENT OPTIONS - Risks of Investing in the Funds**."

[2] This fund will be available for investments on May 6, 2013.

[3] These funds are structured as fund of funds that invest directly in shares of underlying funds. **See** "**FEES - Fund of Funds**" for additional information.

[4] This fund has changed its name since the date of the last prospectus supplement. See the table in **"APPENDIX V –DESCRIPTION OF UNDERLYING FUNDS"** for the former fund name.

[5] This fund will be available for investments on June 10, 2013.

# TABLE OF CONTENTS

# CONTRACT OVERVIEW

The following is intended as a summary. Please read each section of this prospectus for additional information.

## *Who's Who*

**You** (the "participant"): The individual who participates in the contract through a retirement plan.

**Plan Sponsor**: The sponsor of your retirement plan. Generally, your employer.

**Contract Holder**: The person to whom we issue the contract. Generally, the plan sponsor or a trust. We may also refer to the contract holder as the contract owner.

**We** (the "Company"): ING Life Insurance and Annuity Company. We issue the contract.

For greater detail, review "**CONTRACT OWNERSHIP AND RIGHTS**" and "**CONTRACT PURCHASE AND PARTICIPATION**."

## *The Contract and Your Retirement Plan*

**Retirement Plan ("plan"):** A plan sponsor has established a plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan.

**Plan Type:** We refer to the plan by the Tax Code section under which it qualifies. For example: a "403(b) plan" is a plan that qualifies for tax treatment under Tax Code section 403(b). To learn which Tax Code section applies to your plan, contact your plan sponsor, your local representative or the Company.

**Use of an Annuity Contract in Your Plan:** Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) or Roth 457(b) plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as a guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. **See** "**CONTRACT PURCHASE AND PARTICIPATION**."

**Contract Rights:** Rights under the contract and who may exercise those rights may vary by plan type. Also, while the contract may reserve certain rights for the contract holder, the contract holder may permit you to exercise those rights through the plan.

**Questions: Contacting the Company.** Contact your local representative or write or call the Company:

ING
USFS Customer Service
Defined Contribution
Administration
P.O. Box 990063
Hartford, CT 06199-0063

1-800-262-3862

**Sending Forms and Written Requests in Good Order.** If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your local representative or the Company to learn what information is required in order for the request to be in "good order." By contacting us, we can provide you with the appropriate administrative form for your requested transaction.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in good order.

## Contract Facts

**Free Look/Right to Cancel:** Contract holders may cancel the contract no later than 10 days after they receive the contract (or a longer period if required by state law). Participants in 403(b) plans and Roth 403(b) plans, as well as in certain 401(a), 401(k), or Roth 401(k) plans may cancel their participation in the contract no later than 10 days after they receive evidence of participation in the contract. **See "RIGHT TO CANCEL."**

**Death Benefit:** A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases. The availability of a death benefit during the income phase depends upon the income phase payment option selected. **See** "**DEATH BENEFIT**" and "**INCOME PHASE**."

**Withdrawals:** During the accumulation phase, you may, under some plans, withdraw all or part of your account value. Amounts withdrawn may be subject to an early withdrawal charge, other deductions, tax withholding and taxation. **See** "**WITHDRAWALS**" and "**TAX CONSIDERATIONS**."

**Systematic Distribution Options:** These allow you to receive regular payments from your account, while retaining the account in the accumulation phase. **See** "**SYSTEMATIC DISTRIBUTION OPTIONS**."

**Fees:** Certain fees are deducted from your account value. **See** "**FEE TABLE**" and "**FEES**."

**Taxation:** Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. **See** "**TAX CONSIDERATIONS**."

## Contract Phases

**Accumulation Phase** (accumulating retirement benefits)

**STEP 1:** You or the contract holder provide ING Life Insurance and Annuity Company with your completed enrollment materials.

According to the plan, we set up one or more accounts for you. We may set up account(s) for employer contributions and/or for contributions from your salary. Alternatively, we may issue the contract to an employer or a plan on an unallocated basis. In that case, we establish a single account under the contract for the contract holder, and the recordkeeper designated by the plan establishes and maintains an individual account or accounts for each participant.

**STEP 2:** The contract holder, or you if permitted by your plan, directs us to invest your account dollars in any of the following:
•    Fixed Interest Options; or
•    Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account C. Each one invests in a specific mutual fund.)

**STEP 3:** The subaccount(s) selected purchases shares of its corresponding fund.

**Income Phase** (receiving income phase payments from your contract)

The contract offers several payment options. **See** "**INCOME PHASE**." In general, you may:
•    Receive income phase payments over a lifetime or for a specified period;
•    Select an option that provides a death benefit to beneficiaries; or
•    Select fixed income phase payments or payments that vary based on the performance of the variable investment options you select.

| Payments to Your Account |
| --- |

Step 1 ||

| ING Life Insurance and Annuity Company |
| --- |

|| Step 2 ||

| Fixed Interest Option | Variable Annuity Account C Variable Investment Options |
| --- | --- |
| | **The Subaccounts** |
| | A | B | Etc. |

|| Step 3 ||

| Mutual Fund A | Mutual Fund B | Etc. |
| --- | --- | --- |

# FEE TABLE

The following tables describe the fees and expenses that you will pay during the accumulation phase when buying, owning, and withdrawing account value from your contract.  See "INCOME PHASE" for fees that may apply after you begin receiving payments under the contract.

## Maximum Transaction Expenses

The first table describes the fees and expenses that you may pay at the time that you buy the contract, withdraw account value from the contract, take a loan from the contract or transfer cash value between investment options. State premium taxes may also be deducted.*

Maximum Early Withdrawal Charge[1]
(as a percentage of amount withdrawn, if applicable)

Applicable to Texas K-12 contracts.............................................. 7%
Applicable to all other contracts .................................................... 5%

Loan Interest Rate Spread (per annum)[2] ........................................... 3.0%
Loan Initiation Fee[3].......................................................................$100.00

## Maximum Periodic Fees and Charges

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

| | Applicable to Texas K-12 contracts | Applicable to all other contracts |
|---|---|---|
| *Maximum Annual Maintenance Fee[4]* | $0.00 | $50.00 |
| *Separate Account Annual Expenses[4]* (as a percentage of average account value) | | |
| *Maximum* Mortality and Expense Risk Charge[5] | 1.25% | 1.50% |
| *Maximum* Administrative Expense Charge | 0.25%[6] | 0.25%[7] |
| *Maximum* Total Separate Account Expenses | 1.50% | 1.75% |

**In this section:**
- Maximum Transaction Expenses;
- Maximum Periodic Fees and Charges;
- Fund Fees and  Expenses; and
- Examples.

**See "FEES" for:**
- Early Withdrawal Charge Schedules;
- How, When and Why Fees are Deducted;
- Reduction, Waiver and/or Elimination of Certain Fees;
- Redemption Fees; and
- Premium and Other Taxes.

**Texas K-12 contracts** are voluntary 403(b) annuity contracts for employees of K-12 public schools. These contracts meet the requirements established by the Teachers Retirement System of Texas in support of Senate Bill 273.

---

[1]    This is a deferred sales charge. The percentage will be determined by the applicable early withdrawal charge schedule in the "Fees" section. In certain cases, this charge may not apply to a portion or all of your withdrawal. The early withdrawal charge reduces over time. These fees may be waived, reduced or eliminated in certain circumstances. **See** "**FEES**."

[2]    This is the difference between the rate charged and the rate credited on loans under your contract. We reserve the right to apply a spread of up to 3.0% per annum. Currently, the loan interest spread for most contracts is 2.5% per annum.  **See** "**LOANS – Charges Associated with Loans**."

[3]    Certain contracts that have a zero loan interest rate spread may be subject to a loan initiation fee each time a loan is taken from your account value. **See** "**LOANS – Charges Associated with Loans**."

[4]    These fees may be waived, reduced or eliminated in certain circumstances. **See** "**FEES**."

[5]    A charge for the guaranteed death benefit, if any, is included in the mortality and expense risk charge.  **See** "**DEATH BENEFIT**."

[6]    We currently do not impose this charge under Texas K-12 contracts; however, we reserve the right to charge up to 0.25% annually.

[7]    We may not impose this charge. We reserve the right, however, to charge up to 0.25% annually.  **See** "**FEES – Administrative Expense Charge**."

*State premium taxes (which currently range from 0% to 4% of purchase payments) may apply, but are not reflected in the fee tables or examples. **See** "**FEES - Premium and Other Taxes**."

## *Fund Fees and Expenses*

**The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.**

|  | *Applicable to Texas K-12 Contracts* | | *Applicable to All Other Contracts* | |
| --- | --- | --- | --- | --- |
|  | Minimum | Maximum | Minimum | Maximum |
| **Total Annual Fund Operating Expenses** (expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses) | 0.27% | 1.49% | 0.27% | 1.55% |

**See "FEES – Fund Fees and Expenses" for additional information about the fees and expenses of the funds, including information about the revenue we may receive from each of the funds or the funds' affiliates.**

## *Examples*

**The following examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. For each type of contract, these costs include maximum transaction expenses (assuming no loans), maximum maintenance fees (converted to a percentage of assets equal to 0.310%), maximum separate account annual expenses, and fund fees and expenses applicable to that type of contract.**

**Maximum Fund Fees and Expenses Examples.** The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

|  | **(A) If you withdraw your entire account value at the end of the applicable time period:** | | | | **(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:** | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
|  | **1 Year** | **3 Years** | **5 Years** | **10 Years** | **1 Year** | **3 Years** | **5 Years** | **10 Years** |
| **Applicable to Texas K-12 contracts** | $965 | $1,508 | $2,069 | $3,308 | $302 | $924 | $1,572 | $3,308 |
| **Applicable to all other contracts** | $870 | $1,627 | $2,297 | $3,871 | $363 | $1,106 | $1,869 | $3,871 |

---

\* This example will not apply if, during the income phase a nonlifetime payment option is elected with variable payments and a lump-sum payment is requested within a certain number of years as specified in the contract. In that case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge. (Refer to Example A.)

**Minimum Fund Fees and Expenses Examples.** The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

|  | (A) If you withdraw your entire account value at the end of the applicable time period: | | | | (B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*: | | | |
|---|---|---|---|---|---|---|---|---|
|  | **1 Year** | **3 Years** | **5 Years** | **10 Years** | **1 Year** | **3 Years** | **5 Years** | **10 Years** |
| **Applicable to Texas K-12 contracts** | $851 | $1,162 | $1,487 | $2,084 | $180 | $557 | $959 | $2,084 |
| **Applicable to all other contracts** | $749 | $1,268 | $1,701 | $2,666 | $236 | $727 | $1,245 | $2,666 |

--------

\* This example will not apply if during the income phase a nonlifetime payment option is elected with variable payments and a lump-sum payment is requested within a certain number of years as specified in the contract. In that case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge. (Refer to Example A.)

# CONDENSED FINANCIAL INFORMATION

**Understanding Condensed Financial Information.** In Appendix VI, we provide condensed financial information about the Variable Annuity Account C subaccounts available under the contracts. These tables show year-end unit values of each subaccount from the time purchase payments were first received in the subaccounts under the contract.

**Financial Statements.** The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account C and the consolidated financial statements and the related notes to consolidated financial statements for ING Life Insurance and Annuity Company are located in the Statement of Additional Information.

# THE COMPANY

ING Life Insurance and Annuity Company (the "Company," "we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

Pursuant to an agreement with the European Commission ("EC"), ING has announced its intention to divest itself of ING U.S., Inc. and its subsidiaries, including the Company ("ING U.S."), which constitutes ING's U.S.-based retirement, investment management and insurance operations. Under the agreement with the EC, ING is required to divest itself of at least 25% of ING U.S. by the end of 2013, more than 50% by the end of 2014 and 100% by the end of 2016. While all options for effecting the separation from ING remain open, ING has announced that the base case for this separation includes an initial public offering ("IPO") of ING U.S., and in connection with the proposed IPO of its common stock ING U.S. filed a registration statement on Form S-1 with the SEC in November 2012, which was amended in January, March and April 2013. While the base case for the separation is an IPO, all options remain open and it is possible that ING's divestment of ING U.S. may take place by means of a sale to a single buyer or group of buyers.

We are engaged in the business of issuing life insurance and annuities.

Our principal executive offices are located at:

One Orange Way
Windsor, Connecticut 06095-4774

**Product Regulation.**  Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor and the Internal Revenue Service ("IRS").  For example, U.S. federal income tax law imposes certain requirements relating to product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "TAX CONSIDERATIONS" for further discussion of some of these requirements.** Failure to administer certain product features could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance product design, offering and distribution and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties imposed by a particular governmental or self-regulatory authority and unanticipated claims and costs associated with remedying such failure.  Additionally, such failure could harm the Company's reputation, interrupt the Company's operations or adversely impact profitability.

# CONTRACT PURCHASE AND PARTICIPATION

**Contracts Available for Purchase.** The contracts available for purchase are group deferred annuity contracts that the Company offers in connection with plans established by eligible organizations under Tax Code sections 401(a), 401(k), 403(b) and 457, including Roth 401(k), Roth 403(b) and Roth 457(b) plans. Contracts may not be available in all states and may not be used with Roth 403(b) or governmental 457(b) plans in certain states.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

**ERISA Notification.** Some plans under Tax Code sections 401 and 403(b) are subject to Title I of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The contract holder must notify the Company whether Title I of ERISA applies to the plan.

**Use of an Annuity Contract in Your Plan.** Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) or Roth 457(b) plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as the guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

## Purchasing the Contract

1.  The contract holder submits the required forms and application to the Company.
2.  We approve the forms and issue a contract to the contract holder.

## Participating in the Contract

1.  We provide you with enrollment materials for completion and return to us (occasionally enrollment is conducted by someone unaffiliated with us who is assisting the contract holder).
2.  If your enrollment materials are complete and in good order, we establish one or more accounts for you. Under certain plans we establish an employee account for contributions from your salary and an employer account for employer contributions. We may also establish Roth 401(k), Roth 403(b) and Roth 457(b) accounts.

**Acceptance or Rejection.** We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payments for five business days, unless you consent to our holding them longer. Under limited circumstances, we may also agree, for a particular plan, to hold purchase payments for longer periods with the permission of the contract holder. If we agree to do this, we will deposit the purchase payments in the ING Money Market Portfolio subaccount until the forms are completed (or for a maximum of 105 days). If we reject the application or enrollment forms, we will return the forms and any purchase payments.

**Methods of Purchase Payment.** The contract may allow one or more of the following purchase payment methods:
*   Lump-sum payments: A one-time payment to your account in the form of a transfer from a previous contract or plan; and/or
*   Installment payments: More than one payment made over time to your account.

The plan and the contract may have certain rules or restrictions that apply to the use of these two methods. For example, we may require that installment payments meet certain minimums. We may place the different types of payments in distinct accounts.

Contributions to Roth 401(k), Roth 403(b) or Roth 457(b) accounts must be made by after-tax salary reduction, exchange, or rollover payments (to the extent allowed by the contract) paid to us on your behalf, as permitted by the Tax Code and the plan. Roth 401(k), Roth 403(b) and Roth 457(b) contributions will be placed in distinct accounts.

**Allocation of Purchase Payments.** The contract holder or you, if the contract holder permits, directs us to allocate initial purchase payments to the investment options available under the plan. Generally, you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and, where available, by telephone or electronically at www.ingretirementplans.com. Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected. **See** "**INVESTMENT OPTIONS**" and "**TRANSFERS**."

**Transfer Credits.** The Company provides a transfer credit in some cases on transferred assets, as defined by the Company, subject to certain conditions and state approvals. This benefit is provided on a nondiscriminatory basis. If a transfer credit is due under the contract, you will be provided with additional information specific to the contract.

Election of a transfer credit may impact the mortality and expense risk charge and the credited interest rate under certain fixed interest options. **See** "**FEES**" and "**APPENDIX II - Fixed Plus Account II**."

**Tax Code Restrictions.** The Tax Code places some limitations on contributions to your account. **See** "**TAX CONSIDERATIONS**."

**Factors to Consider in the Purchase Decision.** The decision to purchase or participate in the contracts should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:
*   **Long-Term Investment** - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½;
*   **Investment Risk** - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in;

- **Features and Fees** - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features; and
- **Exchanges** - Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to a qualified financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

**Other Products.** We and our affiliates offer various other products with different features and terms than the contracts described in this prospectus, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are other options available, and, if you are interested in learning more about these other products, contact your registered representative. These other options may not be available under your plan.

# CONTRACT OWNERSHIP AND RIGHTS

**Who Owns the Contract?** The contract holder. This is the person or entity to whom we issue the contract.

**Who Owns Money Accumulated Under the Contract?** It depends on the type of plan, as follows:
- **Under 401(a), 401(k), Roth 401(k), 403(b), or Roth 403(b) Plans.** Under the contract, we may establish one or more accounts for you. Generally, we establish an employee account to receive salary reduction and rollover amounts and an employer account to receive employer contributions. You have the right to the value of your employee account and any employer account to the extent you are vested as interpreted by the contract holder;
- **Under Governmental 457(b) or Roth 457(b) Plans.** The Tax Code requires that 457(b) plan assets of governmental employers be held in trust for the exclusive benefit of you and your beneficiaries. An annuity contract satisfies the trust requirement of the Tax Code; and
- **Under Tax-Exempt Non-Governmental 457(b) Plans.** In order to avoid being subject to ERISA, 457(b) plan assets of tax-exempt employers (including certain nonqualified, church-controlled organizations) remain the property of the employer, and are subject to the claims of the employer's general creditors.

**Who Holds Rights Under the Contract?** The terms of the annuity contract will determine who holds rights under the contracts:
- Under some contracts, the contract holder holds all rights under the contract, but may permit you to exercise some of those rights. For example, the contract holder may allow you to choose investment options.
- Under other contracts, including most group contracts issued through a voluntary 403(b) or Roth 403(b) plan, you generally hold all rights under the contract and may make elections for your accounts. However, pursuant to Treasury Department regulations that were generally effective on January 1, 2009, the exercise of certain of these rights may require the consent and approval of the plan sponsor or its delegate. See "**TAX CONSIDERATIONS – Distributions - Eligibility - 403(b) and Roth 403(b) Plans**."

For additional information about the respective rights of the contract holder and participants, **see "APPENDIX IV"**.

# RIGHT TO CANCEL

**When and How to Cancel.** If the contract holder chooses to cancel a contract, we must receive the contract and a written notice of cancellation within 10 days (or a longer period if required by state law) after the contract holder's receipt of the contract.

If you wish to cancel participation in the contract and are allowed to do so under the contract and the plan, you must send the document evidencing your participation and a written notice of cancellation to the Company within 10 days after you receive confirmation of your participation in the contract.

**Refunds.** We will produce a refund no later than seven calendar days after we receive the required documents and written notice in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." The refund will equal amounts contributed to the contract or account(s), as applicable, plus any earnings or less any losses attributable to the investment options in which amounts were invested. Any mortality and expense risk charges and administrative expense charges (if any) deducted during the period you held the contract will not be returned. We will not deduct an early withdrawal charge, nor apply a market value adjustment to any amounts you contributed to the GAA. In certain states, we are required to refund contributions. When a refund of contributions is not required, the investor bears any investment risk.

# INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options. When we establish your account(s) (and your accounts may be established at different times), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. We may add, withdraw or substitute investment options subject to the conditions in the contract and in compliance with regulatory requirements.

## *Variable Investment Options*

These options are subaccounts of Variable Annuity Account C. Each subaccount invests directly in shares of a corresponding mutual fund and earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

### Variable Annuity Account C

We established Variable Annuity Account C (the "separate account") under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account.

### Funds Available Through the Separate Account

The separate account is divided into "subaccounts." Each subaccount invests directly in shares of a corresponding fund. The funds available through the subaccounts of the separate account are listed in the front of this prospectus. We provide brief descriptions of the funds in Appendix V. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, from the address and telephone number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," by accessing the SEC's website or by contacting the SEC Public Reference Branch.

### Risks of Investing in the Funds

**Insurance-Dedicated Funds** *(Mixed and Shared Funding)*. Some of the funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts. In other words:
* Mixed funding - bought for annuities and life insurance; and
* Shared funding - bought by more than one company.

**Public Funds.** The following funds, which are available through the contract, are also available to the general public outside of the contract:

- Alger Green Fund
- American Century® Inflation-Adjusted Bond Fund
- American Mutual Fund®
- Ariel Fund
- Artisan International Fund
- ASTON/Fairpointe Mid Cap Fund
- Columbia Mid Cap Value Fund
- Delaware Small Cap Value Fund

- EuroPacific Growth Fund®
- Fundamental Investors<sup>SM</sup>
- Invesco Mid Cap Core Equity Fund
- MetWest Total Return Bond Fund
- Parnassus Equity Income Fund<sup>SM</sup>
- Templeton Global Bond Fund
- The Growth Fund of America®
- USAA Precious Metals and Minerals Fund

**See "TAX CONSIDERATIONS – Special Considerations for Section 403(b) Plans" for a discussion of investment in one of the public funds under a 403(b) or Roth 403(b) annuity contracts.**

**Possible Conflicts of Interest.** With respect to the insurance-dedicated funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of the separate account from participation in the funds that are involved in the conflict.

**For additional risks associated with each fund, please see the fund's prospectus.**

## Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. Generally, under contracts issued in connection with section 403(b) and 401 plans, you have a fully vested interest in the value of your employee account, and in your employer account to the extent of your vested percentage in the plan. Therefore, under such plans you generally have the right to instruct the contract holder how to direct us to vote shares attributable to your account. Under contracts issued in connection with section 457 plans, the contract holder retains all voting rights. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund in which that person invests through the subaccounts. Additionally:
- During the accumulation phase, the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund; and
- During the income phase, the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

We may restrict or eliminate any voting rights of persons who have voting rights as to the separate account.

## Right to Change the Separate Account

Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to the separate account with respect to some or all classes of contracts:
- Offer additional subaccounts that will invest in funds we find appropriate for contracts we issue;
- Combine two or more subaccounts;
- Close subaccounts. We will provide advance notice by a supplement to this prospectus if we close a subaccount. If a subaccount is closed or otherwise is unavailable for new investment, unless we receive alternative allocation instructions, all future amounts directed to the subaccount that was closed or is unavailable may be automatically allocated among the other available subaccounts according to the most recent allocation

instructions we have on file. If the most recent allocation instructions we have on file do not include any available subaccounts, we must be provided with alternative allocation instructions. Alternative allocation instructions can be given by contacting us at the address and telephone number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." See also "**TRANSFERS**" for information about making subaccount allocation changes;

- Substitute a new fund for a fund in which a subaccount currently invests. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your contract;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- Stop selling the contract;
- Limit or eliminate any voting rights for the separate account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s).

**The changes described above do not include those changes that may, if allowed under your plan, be initiated by your plan sponsor.**

## *Fixed Interest Options*

For descriptions of the fixed interest options available through the contract, **see "APPENDICES I, II** and **III"** and the GAA prospectus. The GAA prospectus may be obtained free of charge at the address and telephone number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," by accessing the SEC's website or by contacting the SEC Public Reference Branch.

## *Selecting Investment Options*

When selecting investment options:
- **Choose options appropriate for you.** Your local representative can help you evaluate which subaccounts or fixed interest options may be appropriate for your financial goals;
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks; and
- **Be informed.** Read this prospectus, the fund prospectuses, fixed interest option appendices and the GAA prospectus.

Furthermore, be aware that there may be:
- **Limits on Option Availability.** Some subaccounts and fixed interest options may not be available through certain contracts and plans or in some states. Your plan sponsor may also have selected a subset of variable investment and/or fixed interest options to be available under your plan; and
- **Limits on Number of Options Selected.** Generally, the contract holder, or you if permitted by the plan, may select no more than 25 investment options at initial enrollment. Thereafter, more options can be selected at any one time.

# FEES

The following repeats and adds to information provided in "**FEE TABLE**". Please review both this section and "**FEE TABLE**" for information on fees.

## *Transaction Fees*

### Early Withdrawal Charge

Withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specific dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge.

**Purpose:** This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charges, to make up the difference.

**Amount:** This charge is a percentage of the amount that you withdraw from the subaccounts, the Fixed Account and the GAA. We do not deduct an early withdrawal charge from amounts that you withdraw from the Fixed Plus Account II. The percentage is determined by the early withdrawal charge schedule that applies to your individual account. Some of these schedules are listed below.

**Early Withdrawal Charge Schedules.** You may determine which schedule applies to you by consulting your certificate or the contract (held by the contract holder).

**Contracts Other than Texas K-12.** This is the maximum early withdrawal charge schedules that may apply to contracts other than Texas K-12 contracts. It grades down to zero over a 10-year period. Some contracts have schedules that grade down to zero over fewer than 10 years.

Each contract will specify whether a schedule is based on one of the following:
* The number of years since the individual account was established; or
* The number of years since the contract was established.

| Types of Fees |
|---|
| You may incur the following types of fees under the contract:
• Transaction Fees;
 ▷ Early Withdrawal Charge;
 ▷ Loan Interest Rate Spread and Loan Initiation Fee;
 ▷ Redemption Fees;
• Periodic Fees and Charges:
 ▷ Annual Maintenance Fee;
 ▷ Mortality and Expense Risk Charge;
 ▷ Administrative Expense Charge;
• Fund Fees and Expenses; and
• Premium and Other Taxes.

**Terms to Understand in the Early Withdrawal Schedules**

• Account Year - a 12-month period measured from the date we establish your account, or measured from any anniversary of that date.
• Contract Year - a 12-month period measured from the date we establish the contract, or measured from any anniversary of that date. |

Unless the contract provides otherwise, the same schedule applies to installment purchase payments (ongoing contributions), single purchase payments (rollovers, exchanges or other one-time contributions), as well as Roth 401(k), Roth 403(b) and Roth 457(b) contributions.

| Account Years or Contract Years (depending upon the contract) | Early Withdrawal Charge |
|---|---|
| Fewer than 5 | 5% |
| 5 or more but fewer than 7 | 4% |
| 7 or more but fewer than 9 | 3% |
| 9 or more but fewer than 10 | 2% |
| 10 or more | 0% |

**Texas K-12 Contracts.** The following schedule applies to Texas K-12 contracts.

| Account Years | Early Withdrawal Charge |
|---|---|
| Fewer than 1 | 7.0% |
| 1 or more but fewer than 2 | 6.5% |
| 2 or more but fewer than 3 | 6.0% |
| 3 or more but fewer than 4 | 5.5% |
| 4 or more but fewer than 5 | 5.0% |
| 5 or more but fewer than 6 | 4.5% |
| 6 or more but fewer than 7 | 4.0% |
| 7 or more but fewer than 8 | 3.5% |
| 8 or more but fewer than 9 | 3.0% |
| 9 or more but fewer than 10 | 2.0% |
| 10 or more | 0.0% |

**Reduction for Certain New York Contracts.** The State of New York requires a reduced early withdrawal charge schedule, as follows:

| Completed Account Years | Early Withdrawal Charge |
|---|---|
| Fewer than 3 | 5% |
| 3 or more but fewer than 4 | 4% |
| 4 or more but fewer than 5 | 3% |
| 5 or more but fewer than 6 | 2% |
| 6 or more but fewer than 7 | 1% |
| 7 or more | 0% |

**Early Withdrawal Charge Waivers Under All Contracts.** These apply to all contracts. Also read the following two subsections regarding additional waivers, reductions or elimination of the charge.

The charge is waived for portions of a withdrawal that are:
* Used to purchase income phase payments;
* Used to purchase a single premium immediate annuity or certain individual retirement annuities issued by the Company or one of its affiliates, provided that the right to cancel under the new contract is not exercised;*
* Made under a systematic distribution option;
* Made because the Company terminated the account under the circumstances described in "**OTHER TOPICS – Account Termination**;"
* Paid where your account value is $5,000** or less (or, if applicable, as otherwise allowed by your plan for lump-sum cash-outs without participant consent), and no amounts have been withdrawn, used to provide income phase payments, or taken as a loan within the prior 12 months;
* Due to your death before income phase payments begin;
* Made to a participant who is separated from service, when certified by the employer;
* Due to financial hardship (for 401(a), 401(k), Roth 401(k), 403(b), and Roth 403(b) plans) or unforeseeable emergency (for 457(b) and Roth 457(b) plans) as defined in the Tax Code;
* Due to the transfer or exchange of your account value to another contract issued by the Company for your plan, subject to various conditions agreed to by the Company; provided that the right to cancel under the new contract is not exercised;
* For a transfer or exchange to a Company Tax Code section 403(b)(7) custodial account, subject to the restrictions set forth in Tax Code section 403(b)(7)(A)(ii), and subject to various conditions agreed to by the Company.

_____

\* If you cancel the new contract, we will reinstate the account under the old contract and the amount returned to the account from the new contract may then be withdrawn, subject to any early withdrawal charge that would have applied at the time the new contract was established.

\*\* $5,000 limit may be lower in some states.

**Early Withdrawal Charge Waivers Under Certain Contracts.** To find out which waivers apply to the contract issued in connection with your plan, consult the certificate or the contract (held by the contract holder). This charge may be waived for portions of a withdrawal that are:

- Withdrawn from contracts used with plans under section 401(a), 401(k), Roth 401(k), 403(b), or Roth 403(b) of the Tax Code, if the withdrawal is less than or equal to 10% of your account value and is the first partial withdrawal in a calendar year;*
- Made for the purposes of taking a loan in accordance with the terms of the plan, subject to conditions agreed to by the contract holder and the Company in writing;
- To purchase permissive past service credit under a governmental defined benefit plan;
- Due to your disability as defined by the Tax Code, if the withdrawal is paid directly to you and certified by your employer, and the amount paid for all withdrawals due to disability during the previous 12 months does not exceed 20% of the average value of all individual accounts under the contract during that period;
- In-service distributions permitted by certain 401(a) and 457(b) and Roth 457(b) governmental plans, when certified by the employer.

_____

\* To qualify for this waiver you must be between the ages of 59½ and 70½ and cannot have elected the systematic withdrawal option; any outstanding loans are not included in the account value when calculating the 10% amount; and this waiver does not apply to full withdrawals or to a withdrawal due to a loan default.

**Reduction, Waiver or Elimination.** In addition to the specific waivers described above, we may reduce, waive or eliminate the early withdrawal charge for a particular plan. Any such reduction will reflect the differences we expect in distribution costs or services meant to be defrayed by this charge. Factors we consider for a reduction include, but are not limited to, the following:

- The number of participants under the plan;
- The type and nature of the group to which a contract is issued;
- The expected level of assets and/or cash flow under the plan;
- Our agent's involvement in sales activities;
- Our sales-related expenses;
- Distribution provisions under the plan;
- The plan's purchase of one or more other variable annuity contracts from us and the features of those contracts;
- The level of employer involvement in determining eligibility for distributions under the contract;
- Our assessment of financial risk to the Company relating to withdrawals; and
- Whether the contract results from the exchange of another contract issued by the Company to the same plan sponsor.

We will not reduce the early withdrawal charge in a manner that is unfairly discriminatory against any person.

We may also apply different early withdrawal charge provisions in contracts issued to certain employer groups or associations that have negotiated the contract terms on behalf of their employees, and this may include having an early withdrawal charge for some individual accounts and reducing or eliminating the early withdrawal charge for certain other individual accounts. We will offer any resulting early withdrawal charge uniformly to all employees in the group.

## Loan Interest Rate Spread and Loan Initiation Fee

For a discussion of the loan interest rate spread and the loan initiation fee, the fees and costs that may be associated with loans, please **see** "**LOANS – Charges Associated with Loans**."

## Redemption Fees

Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

## *Periodic Fees and Charges*

### Annual Maintenance Fee

**Maximum Amount.** $50.00

**When/How.** For those plans that have a maintenance fee, each year during the accumulation phase we deduct this fee on your account anniversary. Under some contracts we may also deduct this fee annually on the anniversary of the issue date of the contract, rather than on your account anniversary. It is deducted annually on a pro rata basis from your account value invested in the subaccounts and the fixed interest options. Under some plans we deduct the maintenance fee from both employer and employee accounts, in which case we may deduct one-half the fee from each account, pro rata from your account value invested in the subaccounts and fixed interest options. We may also deduct all or a portion of the maintenance fee from a Roth 401(k), Roth 403(b) or Roth 457(b) account. Under some plans, your employer elects whether the fee is deducted from the employee account, employer account, or a portion from each. The Company may send a bill to your employer at or prior to such deduction.

**Purpose.** This fee helps defray the administrative expenses we incur in establishing and maintaining your account. It may also be used to defray plan administration costs that the Company has agreed to pay, if applicable.

**Increase, Reduction or Elimination.** The maintenance fee may vary (be increased, reduced or eliminated), as described in the contract. When a plan meets certain criteria, we may reduce, waive or eliminate the maintenance fee. Factors we consider reflect differences in our level of administrative costs and services, such as:
- The size, type and nature of the group to which a contract is issued;
- Amount of contributions to the contract;
- The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
- The anticipated level of administrative expenses, such as billing for payments, producing periodic reports, providing for the direct payment of account charges rather than having them deducted from account values, and any other factors pertaining to the level and expense of administrative services we will provide; and
- The number of eligible participants and the program's participation rate.

Due to factors on which the maintenance fee is based, it is possible that it may increase, decrease, or be eliminated from year to year as the characteristics of the group change.

We will not unfairly discriminate against any group if we increase, reduce or eliminate the maintenance fee. We will make any increase, reduction, or elimination according to our own rules in effect at the time we approve the application for a contract. We reserve the right to change these rules from time to time. Any increase will not result in an annual maintenance fee in excess of the maximum amount shown above and in "**FEE TABLE**."

### Mortality and Expense Risk Charge

**Maximum Amount.** 1.25% annually of your account value invested in the subaccounts during the accumulation phase for Texas K-12 contracts and 1.50% annually for all other contracts. 1.25% annually of your account value invested in the subaccounts during the income phase. **See** "**INCOME PHASE - Charges Deducted**." We may charge a different fee for different funds (but not beyond the maximum amount). See your certificate or the contract (held by the contract holder).

**When/How.** This fee is deducted daily from the subaccounts. We do not deduct this fee from any fixed interest option.

**Purpose.** This fee compensates us for the mortality and expense risks we assume under the contracts, namely:
- Mortality risks are those risks associated with our promise to make lifetime payments based on annuity rates specified in the contracts and our funding of the death benefits (including any guaranteed death benefits) and other payments we make to owners or beneficiaries of the accounts; and
- Expense risk is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge.

If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to earn a profit from this fee.

**Reduction.** We may reduce the mortality and expense risk charge from the maximum amount when the plan meets certain criteria and we agree to the reduction with the contract holder in writing. Some contracts have a reduced mortality and expense risk charge only during the accumulation phase of the account which then increases during the income phase (but not beyond the maximum amount). Any reduction will reflect differences in expenses for administration based on such factors as:

- The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
- The size of the prospective group, projected annual number of eligible participants and the program's participation rate;
- The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals, loans and available investment options, which in turn lowers administrative expenses);
- The frequency, consistency and method of submitting payments and loan repayments;
- The method and extent of onsite services we provide and the contract holder's involvement in service such as enrollment and ongoing participant services;
- The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services;
- The projected frequency of distributions;
- The type and level of other factors that affect the overall administrative expense including expenses related to the contract or the plan, or the Company's reimbursement of any portion of the costs of the plan's third party administrator, if applicable;
- Whether or not a transfer credit was selected by the plan sponsor; and
- Whether or not the contract includes a guaranteed death benefit.

We will determine any reduction of the mortality and expense risk charge on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time. Under some contracts we will reassess and increase or decrease this fee annually. However, the charge that may apply to a given participant upon entry into the income phase will remain fixed while the participant remains in that phase.

## Administrative Expense Charge

**Maximum Amount.** 0.25% annually of your account value invested in the subaccounts.

**When/How.** We reserve the right to charge an administrative expense charge of up to 0.25% annually of your account value invested in the subaccounts. If charged, this fee is deducted daily from the subaccounts. We do not deduct this charge from any fixed interest option. This fee may be assessed during the accumulation phase and/or the income phase. If we are currently imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply to you during the entire income phase.

**Purpose.** This charge helps defray the cost of providing administrative services under the contracts and in relation to the separate account and subaccounts.

**Reduction.** Under some contracts, if we charge the administrative expense charge, we may reduce it from the maximum when the plan meets certain criteria and we agree to the reduction with the contract holder, in writing. The level of the fee may be reassessed and increased or decreased annually.

## *Fund Fees and Expenses*

As shown in the fund prospectuses and described in "**FEE TABLE – Fund Fees and Expenses,**" each fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract holder services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of a fund's shares. **To learn more about fund fees and expenses, the additional factors that can affect the value of a fund's shares and other important information about the funds, refer to the fund prospectuses.**

Less expensive share classes of the funds offered through this contract may be available for investment outside of this contract. You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

## Revenue from the Funds

The Company may receive compensation from each of the funds or the funds' affiliates. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, ING Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

**Revenue Received from Affiliated Funds.** The revenue received by the Company from affiliated funds may be deducted from fund assets and may include:
* A share of the management fee;
* Service fees;
* For certain share classes, compensation paid from 12b-1 fees; and
* Other revenues that may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

**Revenue Received from Unaffiliated Funds.** Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The revenue received by the Company or its affiliates from unaffiliated funds may be deducted from fund assets and may include:
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund's prospectus. These additional payments may be used by us to finance distribution of the contract.

If the unaffiliated fund families currently offered through the contract (including funds with limited availability) that made payments to us were individually ranked according to the total amount they paid to the Company or its affiliates in2012, in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:
- Fidelity Investments®
- American Funds℠
- Franklin® Templeton® Investments
- Columbia Funds
- Invesco Investments
- American Century Investments®
- Aston Funds
- USAA Funds
- Alger Funds
- Ariel Mutual Funds
- Artisan Funds
- Parnassus Funds
- Delaware Investments

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the Company or its affiliates in 2012, the affiliated funds would be first on the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel, and opportunities to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See also "CONTRACT DISTRIBUTION."**

## Fund of Funds

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds may be affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the investment option list in the front of this prospectus.

## *Premium and Other Taxes*

**Maximum Amount.** Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

**When/How.** We reserve the right to deduct a charge for premium taxes from your account value or from payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments.

We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. **See** "**TAX CONSIDERATIONS**."

# YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:
* Account dollars directed to the fixed interest options, including interest earnings to date; less
* Any deductions from the fixed interest options (e.g., withdrawals, fees); and plus
* The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

**Subaccount Accumulation Units.** When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account C subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

**Accumulation Unit Value ("AUV").** The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The AUV also reflects deductions for fund fees and expenses, the mortality and expense risk charge, and the administrative expense charge (if any). We discuss these deductions in more detail in "**FEE TABLE**" and "**FEES**."

**Valuation.** We determine the AUV every business day after the close of the New York Stock Exchange ("NYSE") (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

**Net Investment Factor.** The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

**Net Investment Rate.** The net investment rate is computed according to a formula that is equivalent to the following:
* The net assets of the fund held by the subaccount as of the current valuation; minus
* The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
* Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
* The total value of the subaccount's units at the preceding valuation; and minus
* A daily deduction for the mortality and expense risk charge, the administrative expense charge, if any, and any other fees deducted daily from investments in the separate account. **See** "**FEES**."

The net investment rate may be either positive or negative.

**Hypothetical Illustration.** As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the NYSE (normally at 4:00 p.m. Eastern Time), the applicable AUVs are $10 for Subaccount A, and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of Subaccount A and 80 accumulation units of Subaccount B.



$5,000 contribution
Step 1 ||
ING Life Insurance and Annuity Company
Step 2 ||
Variable Annuity Account C
Subaccount A 300 accumulation units
Subaccount B 80 accumulation units
Etc.
|| Step 3 ||
Fund A
Fund B


**Step 1:** An investor contributes $5,000.

**Step 2:**
- He directs us to invest $3,000 in Fund A. His dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV); and
- He directs us to invest $2,000 in Fund B. His dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

**Step 3:** The separate account then purchases shares of the applicable funds at the current market value (net asset value or NAV).

The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

**Purchase Payments to Your Account.** If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms, as described in "**CONTRACT PURCHASE AND PARTICIPATION**." Subsequent purchase payments or transfers directed to the subaccounts that we receive in good order by the close of business of the NYSE (normally at 4:00 p.m. Eastern Time) will purchase subaccount accumulation units at the AUV computed after the close of the NYSE (normally at 4:00 p.m. Eastern Time) on that day. The value of subaccounts may vary day to day.

# TRANSFERS

**Transfers Among Investment Options.** During the accumulation phase and the income phase, the contract holder, or you if permitted by the plan, may transfer amounts among investment options. Transfers from fixed interest options are restricted as outlined in Appendices I, II and III. Transfers may be requested in writing, by telephone or, where available, electronically. Transfers must be made in accordance with the terms of the contract.

**Value of Transferred Dollars.** The value of amounts transferred in or out of subaccounts will be based on the subaccount unit values next determined after we receive your request in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," or if you are participating in the dollar cost averaging or account rebalancing programs, after your scheduled transfer or reallocation.

**Telephone and Electronic Transfers: Security Measures.** To prevent fraudulent use of telephone or electronic transactions (including, but not limited to, internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number ("PIN") to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

## *Limits on Frequent or Disruptive Transfers*

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.**

**Excessive Trading Policy.**  We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products.

We currently define "Excessive Trading" as:
- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip").  This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:
- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges").  Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity.  A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants, and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

**Limits Imposed by the Underlying Funds.** Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

**Agreements to Share Information with Fund Companies.** As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner and participant trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner and participant transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner and participant transactions, this information may include personal contract owner and participant information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner or participant's transactions if the fund determines that the contract owner or participant has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or account value to the fund or all funds within the fund family.

**Dollar Cost Averaging Program.** Certain contracts allow you to participate in our dollar cost averaging program. There is no additional charge for this service. Dollar cost averaging is a system for investing that buys fixed dollar amounts of an investment at regular intervals, regardless of price. Our program transfers, at regular intervals, a fixed dollar amount to one or more subaccounts that you select. Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. For additional information about this program, contact your local representative or call the Company at the number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

Dollar cost averaging is not available to participants in the asset rebalancing program. Subaccount reallocations or changes outside of the dollar cost averaging may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

**Asset Rebalancing Program.** Under some contracts you may participate in account rebalancing. Asset rebalancing allows you to reallocate your account value to match your current investment allocations. Only account values invested in the subaccounts may be rebalanced. We automatically reallocate your account value annually (or more frequently as we allow). Asset rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program. If available under your contract, you may elect the asset rebalancing program electronically at www.ingretirementplans.com, or by completing and submitting an asset rebalancing form.

Asset rebalancing is not available if you elect to participate in the dollar cost averaging program. Subaccount reallocations or changes outside of the account rebalancing program may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

**Transfers Between Individual Accounts.** We may establish one or more accounts for you. As permitted by your plan and if allowed under the contract, you may transfer assets from one account to another. Any such transfer will be subject to the restrictions, conditions and limits established by your plan or set forth in the contract.

# WITHDRAWALS

**Making a Withdrawal.** Subject to limitations on withdrawals from the fixed interest options and other restrictions (**see** "**Withdrawal Restrictions**" in this section), the contract holder, or you if permitted by the plan, may withdraw all or a portion of your account value at any time during the accumulation phase.

**Steps for Making a Withdrawal.** The contract holder, or you if permitted by the plan, must select the withdrawal amount:
*   Full Withdrawal: You will receive, reduced by any required tax, your account value allocated to the subaccounts, the GAA (plus or minus any applicable market value adjustment) and the Fixed Account, minus any applicable early withdrawal charge, maintenance fees, and redemption fees, plus the amount available for withdrawal from the Fixed Plus Account II; or
*   Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable redemption fees, and by any applicable early withdrawal charge for amounts withdrawn from the subaccounts, the GAA or the Fixed Account, and any positive or negative market value adjustments for amounts withdrawn from the GAA. The amount available from the Fixed Plus Account II may be limited;
*   Select investment options. If not specified, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value; and
*   Properly complete a disbursement form and submit it to the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

For a description of limitations on withdrawals from the Fixed Plus Account II, **see** "**APPENDIX II**."

**Taxes, Fees and Deductions**

Amounts withdrawn may be subject to one or more of the following:

*   Early Withdrawal Charge. **See** "**FEES - Early Withdrawal Charge**"
*   Maintenance Fee. **See** "**FEES – Annual Maintenance Fees**"
*   Market Value Adjustment. **See** "**APPENDIX I**"
*   Redemption Fees. **See** "**FEES - Redemption Fees**"
*   Tax Penalty. **See** "**TAX CONSIDERATIONS**"
*   Tax Withholding. **See** "**TAX CONSIDERATIONS**"

To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative or call the Company at the number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

**Calculation of Your Withdrawal.** We determine your account value every normal business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value either:
*   As of the next valuation after we receive a request for withdrawal in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company;**" or
*   On such later date as specified on the disbursement form.

**Delivery of Payment.** Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, we will send your payment no later than seven calendar days following our receipt of your disbursement form in good order.

**Reinstatement Privilege.** Some contracts allow the one-time use of a reinstatement privilege. Within 30 calendar days after a full withdrawal, if allowed by law and the contract, you may elect to reinstate all or a portion of the proceeds. We must receive reinstated amounts within 60 days of the withdrawal. We will credit the account for the amount reinstated based on the subaccount values next computed following our receipt of your request in good order and the amount to be reinstated. We will credit the amount reinstated proportionally for maintenance fees and early withdrawal charges imposed at the time of withdrawal. We will deduct from the amounts reinstated any maintenance fee which became due after the withdrawal and before the reinstatement. We will reinstate in the same investment options and proportions in place at the time of withdrawal. Special rules apply to reinstatements of amounts withdrawn from the GAA. **See** "**APPENDIX I**." Seek competent advice regarding the tax consequences associated with reinstatement.

**Withdrawal Restrictions.** Some plans may have other limits on withdrawals, other than or in addition to those listed below:

- Section 403(b)(11) of the Tax Code generally prohibits withdrawals under 403(b) contracts prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship of the following:
  - ▷ Salary reduction contributions made after December 31, 1988; and
  - ▷ Earnings on those contributions and earnings on amounts held before 1989 and credited after December 31, 1988. Income attributable to salary reduction contributions and credited on or after January 1, 1989, may not be distributed in the case of hardship;
- Effective January 1, 2009, 403(b) regulations impose restrictions on the distribution of 403(b) employer contributions under certain contracts. **See** "**TAX CONSIDERATIONS – Distributions - Eligibility - 403(b) and Roth 403(b) Plans**;"
- 401(k) plans generally prohibit withdrawal of salary reduction contributions and associated earnings prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship;
- The contract generally requires that the plan sponsor or its delegate certify that you are eligible for the distribution; and
- If you are married and covered by an ERISA plan, the contract holder must provide certification that Retirement Equity Act requirements have been met.

Other withdrawals may be allowed as provided for under the Tax Code or regulations.

**Waivers of Early Withdrawal Charge and Fixed Plus Account II Full and Partial Withdrawal Provisions.** Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of early withdrawal charges or the Fixed Plus Account II full or partial withdrawal provisions unless the severance from employment would otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001). Generally, a severance from employment due to a merger, liquidation, consolidation or other employer transaction does not qualify as a separation from service.

**Employer-Directed Withdrawals.** Under certain contracts, if permitted by the plan, we may, at the plan sponsor's direction, deduct amounts from participant accounts in order to pay costs associated with a third party administrator engaged by the plan sponsor to administer the plan.

# SYSTEMATIC DISTRIBUTION OPTIONS

**Availability of Systematic Distribution Options.** These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options, the account value must meet any minimum dollar amount and age criteria applicable to that option. To determine what systematic distribution options are available, check with the contract holder or the Company.

Systematic distribution options currently available under the contract include the following:

- **Systematic Withdrawal Option ("SWO").** SWO is a series of partial withdrawals from your account based on a payment method you select. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the account. (This option may not be available if you have an outstanding loan); and
- **Estate Conservation Option ("ECO").** ECO also allows you to maintain the account in the accumulation phase and provides periodic payments designed to meet the Tax Code's required minimum distributions. Under ECO, the Company calculates the minimum distribution amount required by law (generally at age 70½ or retirement, if later) and pays you that amount once a year.

For certain contracts issued in the State of New York, no market value adjustment is imposed on ECO withdrawals from the GAA.

> **Features of a Systematic Distributions Option**
>
> If available under your plan, a systematic distribution option allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

**Other Systematic Distribution Options.** Other systematic distribution options may be available from time to time. Additional information relating to any of the systematic distribution options may be obtained from your local representative or from the Company.

**Availability of Systematic Distribution Options.** The Company may discontinue the availability of one or all of the systematic distribution options at any time, and/or change the terms of future elections.

**Electing a Systematic Distribution Option.** The contract holder, or you if permitted by the plan, may elect a systematic distribution option. The plan sponsor or its delegate generally must provide the Company with certification that you are eligible for a distribution and that the distribution is in accordance with the terms of the plan.

**Terminating a Systematic Distribution Option.** Once you elect a systematic distribution option (other than accounts that are part of 457 plan contracts issued to non-governmental, tax exempt employers) you may revoke it at any time through a written request to the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." Once revoked, an option may not be elected again until the next calendar year, nor may any other systematic distribution option be elected, unless the Tax Code permits it.

**Tax Consequences.** Withdrawals received through these options and revocations of elections may have tax consequences. **See** "**TAX CONSIDERATIONS**."

# LOANS

**Availability.** If allowed by the contract and the plan, you may take out a loan from your account value during the accumulation phase. Loans are not available from Roth 401(k) or Roth 403(b) contracts or accounts, and participant Roth 401(k) or Roth 403(b) accounts are excluded from the amount available for loan. Some plans restrict loans from your employer account. Loans are only allowed from amounts allocated to certain subaccounts and fixed interest options. Additional restrictions may apply under the Tax Code, your plan, or due to our administrative practices or those of a third party administrator selected by your plan sponsor, and loans may be subject to approval by the plan sponsor or its delegate. We reserve the right not to grant a loan request if the participant has an outstanding loan in default.

Unless specifically permitted by the terms of your plan and supported by your plan's administrator and record keeper, a loan is not available from your Roth 457(b) account. Absent such an exception, although your Roth 457(b) account may be included in the calculation of the amount available for loan ("lienable"), the amount of your Roth 457(b) account may not be part of a loan ("loanable"). Accordingly, the amount available for a full or partial withdrawal from a participant Roth account will not be reduced by any outstanding loan balance. Further, in the event of a loan default, no amount of the outstanding loan balance will be deducted from your Roth account.

**Requests.** If you are eligible to obtain a loan, you may request one by properly completing the loan request form and submitting it to the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." Read the terms of the loan agreement before submitting any request.

**Charges Associated with Loans.** If you are eligible and take a loan from your account value, you may be subject to one of the following two charges associated with loans:
- **Loan Interest.** Interest will be charged and credited on loan amounts. The difference between the rate charged and the rate credited on loans under your contract is called the loan interest rate spread. The loan interest rate spread for most contracts is currently 2.5%. For example, if the current interest rate charged on a loan is 6.0% and the loan interest rate spread is 2.5%, the amount of interest credited is 3.5%. The loan interest rate spread is retained by the Company. We reserve the right to apply a loan interest rate spread of between 0.0% and up to 3.0%; or
- **Loan Initiation Fee.** Loans under certain contracts that have a 0.0% loan interest rate spread may be subject to a loan initiation fee instead. This fee will not exceed $100 per loan. The loan initiation fee will be deducted from the vested individual account value during the first month of the loan period. We reserve the right to change the fees charged for loan initiation, but not to exceed $100 per loan.

For information about whether the loan interest rate spread or the loan initiation fee is applicable to you, please see your certificate/enrollment materials or the contract (held by the contract holder).

# DEATH BENEFIT

The contract provides a death benefit in the event of your death, which is payable to the beneficiary named under the contract (contract beneficiary):

- Under contracts issued in connection with most types of plans except most voluntary 403(b) and Roth 403(b) plans, the contract holder must be named as the contract beneficiary, but may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary); and
- Under most group contracts issued in connection with voluntary 403(b) and Roth 403(b) plans, you may generally designate your own contract beneficiary who will normally be your plan beneficiary, as well.

> **During the Income Phase**
>
> This section provides information about the accumulation phase. For death benefit information applicable to the income phase, **see** "**INCOME PHASE**."

## *During the Accumulation Phase*

**Payment Process.** To request payment of the death benefit following your death:

- The contract beneficiary (on behalf of the plan beneficiary, if applicable) must provide the Company with proof of death acceptable to us and a payment request in good order;
- The payment request should include selection of a benefit payment option; and
- Within seven calendar days after we receive proof of death acceptable to us and payment request in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," we will mail payment, unless otherwise requested.

Until a death benefit request is in good order and a payment option is selected, account dollars will remain invested as at the time of your death, and no distributions will be made.

**Benefit Payment Options.** The following payment options are available, if allowed by the Tax Code:

- Lump-sum payment;
- Payment under an available income phase payment option (**see** "**INCOME PHASE - Income Phase Payment Options**"); and
- Payment under an available systematic distribution option (subject to certain limitations). **See** "**SYSTEMATIC DISTRIBUTION OPTIONS**."

Leaving the account value invested in the contract is also an available option under some contracts; however, the Tax Code limits how long the death benefit proceeds may be left in the contract.

**Payment of Death Benefit or Proceeds**

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in "**CONTRACT OVERVIEW – Questions: Contacting the Company.**" Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option.

**The Retained Asset Account.** The retained asset account, known as the ING Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation ("FDIC").** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the contract.

**Death Benefit Options.** The various death benefit options that may be made available by the Company under the contract are listed below. For information about the death benefit applicable to you, please see your certificate/enrollment materials or the contract (held by the contract holder).

**Account Value Death Benefit.** Under some contracts, the death benefit will be based on your account value. For amounts held in the GAA, any positive aggregate market value adjustment (the sum of all market value adjustments calculated due to a withdrawal) will be included in your account value. If a negative market value adjustment applies, it would be deducted only if the death benefit is withdrawn more than six months after your death. We describe the market value adjustment in **APPENDIX I** and in the GAA prospectus.

The death benefit is calculated as of the next time we value your account following the date on which we receive proof of death and payment request in good order. In addition to this amount, some states require we pay interest on amounts invested in fixed interest options, calculated from date of death at a rate specified by state law.

**Return of Purchase Payment Death Benefit.** Most contracts provide a guaranteed death benefit if the contract beneficiary (on behalf of the plan beneficiary, if applicable) elects a lump-sum distribution or an income phase payment option within six months of your death. The charge for this guaranteed death benefit (if any) is included within the mortality and expense risk charge applicable under your contract, and is one of the factors we evaluate when determining the mortality and expense risk charge applicable to your group contract. **See** "**FEES - Mortality and Expense Risk Charge**." For those contracts, the guaranteed death benefit is the greater of:

- Your account value on the day that notice of death and request for payment are received in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," plus any positive aggregate market value adjustment that applies to amounts allocated to the GAA; or
- The sum of payments (minus any applicable premium tax) made to your account, minus the dollar amount of any withdrawals made from your account and any outstanding loan amount.

In the event that the contract beneficiary does not request payment of the death benefit as a lump sum or as an income phase option within six months of your death, the amount of the death benefit is the account value as of the next valuation following our receipt of acceptable proof of death and the payment request in good order. See the contract and/or certificate/enrollment materials for treatment of amounts held in the GAA.

**Adjusted Purchase Payment Guaranteed Death Benefit.** Under another form of guaranteed death benefit that may be available under certain contracts, the death benefit payable under the contract will never be less than the amount of adjusted purchase payments made to your account (as defined below), less a proportional adjustment for amounts withdrawn or borrowed from your account. The charge for this guaranteed death benefit (if any) is included within the mortality and expense risk charge applicable under your contract, and is one of the factors we evaluate when we determine the mortality and expense risk charge applicable to your group contract. **See** "**FEES - Mortality and Expense Risk Charge**."

**Calculating the Value of the Death Benefit.** The death benefit under the Adjusted Purchase Payment Guaranteed Death Benefit is guaranteed to be the greater of (a) or (b) as calculated as of the next valuation date (the date of the next close of the NYSE) following our receipt of proof of death and a completed election form in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company,**" where:

(a) is the adjusted purchase payment total, which is the sum of all net purchase payments to your account, minus a proportional adjustment for withdrawals and amounts taken as a loan, which amount will never be less than zero (see "Calculating Adjusted Purchase Payments," below); and

(b) is the current account value, excluding amounts taken as a loan, plus any positive aggregate market value adjustment (MVA), as applicable. **See** "**APPENDIX I**" and the GAA prospectus for further information regarding the MVA.

If the amount of the death benefit in (a) is greater than the amount in (b), the Company will deposit the difference into your account. The amount, if any, will be deposited into your account pro rata across your current investment allocations as of the valuation date following the date we receive proof of death acceptable to us and a completed election form in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company.**"

If the beneficiary in that situation requests an immediate payment or begins income phase payments, the amount paid will be the current account value, excluding any amounts taken as a loan, plus any aggregate positive MVA, as of the valuation date following the date we deposit the difference into your account.

If the amount of the death benefit in (a) is less than the amount in (b), and the beneficiary requests an immediate payment or begins income phase payments, the amount paid will be the current account value, excluding any amounts taken as a loan, plus any aggregate positive MVA, as of the valuation date following the date we receive proof of death acceptable to us and a payment request in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company.**"

In the event a beneficiary elects to defer distribution of the death benefit, the amount paid to the beneficiary when the beneficiary elects to begin distribution of the death benefit will equal the current account value, excluding any amounts taken as a loan, plus or minus any applicable MVA, as of the next valuation following our receipt of the distribution request in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company.**" The amount paid may be more or less than the amount of the death benefit determined above on the date notice of death and an election to defer payment was received. No additional death benefit is payable upon the beneficiary's death.

**Calculating Adjusted Purchase Payments**. The adjusted purchase payment total above is initially equal to the first purchase payment. The adjusted purchase payment total is then adjusted for each subsequent purchase payment, loan repayment, or partial withdrawal. The adjustment for subsequent purchase payments and loan repayments will be dollar for dollar. The adjustment for partial withdrawals, including loans taken, will be proportionate, reducing the adjusted purchase payment total in the same proportion that the current account value, excluding any amounts taken as loans, was reduced on the date of the partial withdrawal. The proportionate adjustment of the adjusted purchase payment total for each partial withdrawal is defined as the adjusted purchase payment total at that time, multiplied by the fraction A divided by B (A/B), where:
   • **A** is the current account value, excluding amounts taken as a loan, immediately after the partial withdrawal; and
   • **B** is the current account value, excluding amounts taken as a loan, before the partial withdrawal.

**Tax Code Requirements.** The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. **See** "**TAX CONSIDERATIONS**" for additional information.

# INCOME PHASE

During the income phase, you receive payments from your accumulated account value.

**Initiating Income Phase Payments.** At least 30 days prior to the date you want to start receiving income phase payments, the contract holder, or you if permitted by the plan, must notify us in writing of the following:
•    Start date;
•    Income phase payment option (see the income phase payment options table in this section);
•    Income phase payment frequency (i.e., monthly, quarterly, semi-annually or annually);
•    Choice of fixed or variable payments; and
•    Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump sum.

**What Affects Income Phase Payments?** Some of the factors that may affect income phase payments include: your age, your account value, the income phase payment option selected, number of guaranteed payments (if any) selected, and whether you select variable or fixed payments.

**Fixed Payments.** Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payments will remain the same over time.

**Variable Payments.** Amounts funding your variable income phase payments will be held in the subaccount(s) selected. The contracts may restrict the subaccounts available, the number of investment options to be selected and how many transfers, if any, are allowed among options during the income phase.

**Payments from the Fixed Plus Account II.** Subject to the Fixed Plus Account II full and partial withdrawal provisions, amounts accumulating under the Fixed Plus Account II can be used to fund fixed and variable payments during the income phase, but if a nonlifetime income option is selected, payments from the Fixed Plus Account II may only be available on a fixed basis. The Fixed Plus Account II full and partial withdrawal provisions are waived upon the election of a lifetime annuity option or the election of a nonlifetime option on a fixed basis, but are not waived upon the election of a nonlifetime option on a variable basis. Availability of subaccounts may vary during the income phase.

**Assumed Net Investment Rate.** If variable payments are elected, the initial income phase payment will reflect an assumed annual net investment rate of 3.5%. Subsequent income phase payments will fluctuate based upon the investment performance of the subaccount you selected. For more information the assumed net investment rate, request a copy of the Statement of Additional Information by calling us. **See** "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

**Selecting an Increasing Payment.** Under certain income phase payment options, if you select fixed payments, you may elect an increase of one, two, or three percent, compounded annually. The higher your percentage, the lower your initial payment will be, while future payments will increase each year at a greater rate. Generally, this feature is not available with cash refund payment options and nonlifetime options.

**Charges Deducted.** When you select an income phase payment option (one of the options listed in the tables below), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to earn a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options. We may also deduct a daily administrative charge of up to 0.25% annually from amounts held in the subaccounts.

**Required Minimum Payment Amounts.** The initial income phase payment or the annual income phase payment total must meet the minimums stated in the contract. If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

**Death Benefit During the Income Phase.** The death benefits that may be available to a beneficiary are outlined in the following income phase payment option table. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us in good order and the payment request at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

**Payment of Death Benefit or Proceeds**

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in "**CONTRACT OVERVIEW – Questions: Contacting the Company**." Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option. **See "DEATH BENEFIT – The Retained Asset Account"** for more information about the retained asset account.

**Taxation.** To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. **See** "**TAX CONSIDERATIONS**."

# Income Phase Payment Options

The following tables list the income phase payment options and accompanying death benefits that may be available under the contracts. Some contracts restrict the options and the terms available. Refer to your certificate or check with your contract holder for details. We may offer additional income phase payment options under the contract from time to time.

**Terms used in the Tables:**
- **Annuitant:** The person(s) on whose life expectancy the income phase payments are calculated; and
- **Beneficiary:** The person designated to receive the death benefit payable under the contract.

| Lifetime Income Phase Payment Options | |
|---|---|
| Life Income | **Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date.<br>**Death Benefit-None:** All payments end upon the annuitant's death. |
| Life Income-Guaranteed Payments* | **Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract.<br>**Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. |
| Life Income-Two Lives | **Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date.<br>**Continuing Payments:**<br>• When you select this option, you choose for 100%, 66⅔% or 50% of the payment to continue to the surviving annuitant after the first death; or<br>• 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death.<br>**Death Benefit-None:** All payments end after the death of both annuitants. |
| Life Income-Two Lives-Guaranteed Payments* | **Length of Payments:** For as long as either annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract.<br>**Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death.<br>**Death Benefit-Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. |
| Nonlifetime Income Phase Payment Options | |
| Nonlifetime-Guaranteed Payments* | **Length of Payments:** Payments will continue for the number of years you choose, based on what is available under the contract. For amounts held in the Fixed Plus Account II during the accumulation phase, the payment must be on a fixed basis. In certain cases, a lump-sum payment may be requested at any time (see below).<br>**Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. We will not impose any early withdrawal charge. |

---

\*    Guaranteed period payments may not extend beyond the shorter of your life expectancy or until you're age 95.

**Lump-Sum Payment:** If the Nonlifetime-Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. A lump sum elected before five years of income phase payments have been completed will be treated as a withdrawal during the accumulation phase and if the election is made during an early withdrawal charge period we will charge the applicable early withdrawal charge. **See** "**FEES - Early Withdrawal Charge**." Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

**Calculation of Lump-Sum Payments:** If a lump-sum payment is available to a beneficiary or to you in the income phase payment options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments or the 3.5% assumed net investment rate for variable payments).

# TAX CONSIDERATIONS

## *Introduction*

The contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contract. The U.S. federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the designated beneficiary, as applicable) may influence the federal taxation of amounts held or paid out under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contract described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

> **In this section:**
> - Introduction;
> - Taxation of Qualified Contracts;
> - Possible Changes in Taxation; and
> - Taxation of the Company
>
> When consulting a qualified tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

---

**We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contract with tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a qualified tax adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the contract or any transactions involving the contract.**

---

### Qualified Contracts

The contract described in this prospectus may be purchased on a tax-qualified basis ("qualified contracts"). Qualified contracts are designed for use by individuals and/or employers whose purchase payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under sections 401(a), 401(k), 403(b) or 457(b) of the Tax Code. **Employers or individuals intending to use the contract with such plans should seek qualified legal advice.**

**Roth Accounts.** Tax Code section 402A allows employees of certain private employers offering 401(k) plans, employees of public schools and certain Tax Code section 501(c)(3) organizations offering 403(b) plans, and employees of certain governmental employers offering 457(b) plans to contribute after-tax salary contributions to a Roth 401(k), Roth 403(b) and Roth 457(b) account, respectively. Roth accounts provide for tax-free distributions, subject to certain conditions and restrictions. If permitted under the plan for which the contract is issued, we will set up one or more accounts for you under the contract for Roth after-tax contributions and the portion of any transfer or rollover attributable to such amounts.

## *Taxation of Qualified Contracts*

### Eligible Retirement Plans and Programs

The contract may be purchased with the following retirement plans and programs to accumulate retirement savings:
- Sections 401(a) and 401(k), of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish these plans for themselves and their employees;
- Section 403(b) of the Tax Code allows employees of certain Tax Code section 501(c)(3) organizations and public schools to exclude from their gross income the purchase payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement; and
- Section 457 of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as non-governmental, tax-exempt organizations (non-governmental employers). A 457 plan may be either a 457(b) (eligible) plan or a 457(f) (ineligible) plan. Participation in a 457(b) plan maintained by a non-governmental employer is generally limited to highly-compensated employees and select management (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Generally, participants may specify the form of investment for their deferred compensation account.

**Special Considerations for Section 403(b) Plans.** In addition to being offered as an investment option under the contract, shares of certain funds are also offered for sale directly to the general public. A list of these funds is provided in the "**INVESTMENT OPTIONS**" section of this prospectus under the heading "**Risks of Investing in the Funds - Public Funds**." In order to qualify for favorable tax treatment under Tax Code section 403(b), a contract must be considered an "annuity." In Revenue Procedure 99-44, the IRS concluded that it will treat a contract as an annuity for federal income tax purposes under Tax Code section 403(b), notwithstanding that contract purchase payments are invested at the contract owner's direction in publicly available securities. This treatment will be available provided no additional tax liability would have been incurred if the contribution was paid into a trust or a custodial account in an arrangement that satisfied the requirements of Tax Code section 401(a) or 403(b)(7)(A). We believe that the contract satisfies the requirements set forth in Revenue Procedure 99-44 and will therefore be treated as an annuity for tax purposes, notwithstanding the fact that investments may be made in publicly available securities. However, the exact nature of the requirements of Revenue Procedure 99-44 are unclear, and you should consider consulting with a qualified tax adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a 403(b) plan.

Revenue Procedure 99-44 does not specifically address the use of publicly available securities in annuity contracts designed for use as a Roth 403(b). However, we believe that under this analysis such investment should not impact the treatment of such contracts as annuity contracts for purposes of Tax Code section 403(b). You should consider consulting with a qualified tax adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a Roth 403(b) account.

**Special Considerations for Section 457 Plans.** Under 457(b) plans of non-governmental employers plans, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remain solely the property and rights of the employer and are subject to the claims of the employer's general creditors. 457(b) plans of governmental employers, on the other hand, are required to hold all assets and income of the plan in trust for the exclusive benefit of plan participants and their beneficiaries. For purposes of meeting this requirement, an annuity contract is treated as a trust.

## Taxation

The tax rules applicable to owners of qualified contracts vary according to the type of qualified contract and the specific terms and conditions of the qualified contract. The ultimate effect of federal income taxes on the amounts held under a qualified contract, or on income phase (e.g., annuity) payments from a qualified contract, depends on the type of qualified contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
- Contributions in excess of specified limits;
- Distributions before age 59½ (subject to certain exceptions);
- Distributions that do not conform to specified commencement and minimum distribution rules; and
- Other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the contract described in this prospectus. No attempt is made to provide more than general information about the use of the contract with qualified plans and programs. Contract holders, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the language of the contract, unless we consent to be so bound.

Generally, contract holders, participants, and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. **Therefore, you should seek qualified legal and tax advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

**Tax Deferral.** Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

## Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. We provide general information on these requirements for certain plans below. You should consult with a qualified tax adviser in connection with contributions to a qualified contract.

**401(a), 401(k), Roth 401(k), 403(b) and Roth 403(b) Plans.** The total annual contributions (including pre-tax and Roth 401(k) or Roth 403(b) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $51,000 (as indexed for 2013). Compensation means your compensation for the year from the employer sponsoring the plan and, for years beginning after December 31, 1997, includes any elective deferrals under Tax Code section 402(g) and any amounts not includible in gross income under Tax Code sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 401(k), Roth 401(k), 403(b), or Roth 403(b) plan to generally no more than $17,500 (2013). Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of the Roth 401(k) and Roth 403(b) contributions, purchase payments to your account(s) will generally be excluded from your gross income only if the plan meets certain nondiscrimination requirements, as applicable. Roth 401(k) and Roth 403(b) salary reduction contributions are made on an after-tax basis.

**457(b) and Roth 457(b) Plans.** The total annual contributions (including pre-tax and Roth 457(b) after-tax salary reduction contributions) made by you and your employer to a 457(b) or Roth 457(b) plan cannot exceed, generally, the lesser of 100% of your includible compensation or $17,500 (as indexed for 2013). Generally, includible compensation means your compensation for the year from the employer sponsoring the plan, including deferrals to the employer's Tax Code section 401(k), Roth 401(k), 403(b), Roth 403(b), and 125 cafeteria plans in addition to any deferrals to the 457(b) or Roth 457(b) plan.

**Catch-up Contributions.** Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) or a Roth 457(b) plan of a governmental employer who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:
* $5,500; or
* The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Additional special catch-up provisions may be available for 457(b) Plans ("Special 457 Catch-ups") during the three years prior to the participant's normal retirement age. Note that the Special 457 Catch-ups cannot be used simultaneously with the catch-up contribution provisions referenced above. Specifically, a participant may elect to defer the larger of: the applicable dollar amount, which for 2013 is $17,500, plus the catch-up contribution limit of $5,500 (2013); or the applicable dollar amount plus the Special 457 Catch-up. For advice with respect to these catch-up provisions, please consult a qualified tax adviser.

### Distributions - General

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

**401(a), 401(k), 403(b) and Governmental 457(b) Plans.** Distributions from these plans are taxed as received unless one of the following is true:
* The distribution is an eligible rollover distribution and is directly transferred to another plan eligible to receive rollovers or to a traditional or Roth IRA in accordance with the Tax Code;
* You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
* The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A distribution is an eligible rollover distribution unless it is:
* Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
* A required minimum distribution under Tax Code section 401(a)(9);
* A hardship withdrawal;
* Otherwise excludable from income; or
* Not recognized under applicable regulations as eligible for rollover.

**10% Penalty Tax.** The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 401(a), 401(k) or 403(b) plan (or amounts from a governmental 457(b) plan that are attributable to rollovers from such plans) unless certain exceptions, including one or more of the following, have occurred:
- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- You have separated from service with the plan sponsor at or after age 55;
- The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
- The distribution is made due to an IRS levy upon your plan;
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO"); or
- The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006 (401(k) and 403(b) plans only).

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

**Qualified Distributions - Roth 401(k), Roth 403(b) and Roth 457(b).** A partial or full distribution of purchase payments to a Roth 401(k), Roth 403(b) or Roth 457(b) account and earnings credited on those purchase payments (or of in-plan rollover amounts and earnings credited on those amounts, as described in the "In-Plan Roth Rollovers" section below) will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth 401(k), Roth 403(b) or Roth 457(b) account is defined as a distribution that meets the following requirements:
- The distribution occurs after the five-year taxable period measured from the earlier of:
  ▷ The first taxable year you made a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code section 402A;
  ▷ If a rollover contribution was made from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
  ▷ The first taxable year in which you made an in-plan Roth rollover of vested non-Roth amounts otherwise eligible for distribution under the same plan; and
- The distribution occurs after you attain age 59½, die with payment being made to your beneficiary, or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the contract (basis) and earnings on the contract.

**Distributions - Eligibility**

**401(a) Pension Plans.** Subject to the terms of your 401(a) pension plan, distributions may only occur upon:
- Retirement;
- Death;
- Disability;
- Severance from employment;
- Attainment of normal retirement age;
- Attainment of age 62 under a phased retirement provision if available under your plan as described in the Pension Protection Act of 2006; or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

**401(k) and Roth 401(k) Plans.** Subject to the terms of your 401(k) plan, distributions from your 401(k) or Roth 401(k) employee account, and possibly all or a portion of your 401(k) or Roth 401(k) employer account, may only occur upon:
- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship; or
- Termination of the plan (assets must be distributed within one year).

Such distributions remain subject to other applicable restrictions under the Tax Code.

**403(b) and Roth 403(b) Plans.** Distribution of certain salary reduction contributions and earnings on such contributions restricted under Tax Code section 403(b)(11) may only occur upon:
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship;
- Termination of the plan (assets must be distributed within one year); or
- Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Effective January 1, 2009 and for any contracts or participant accounts established on or after that date, 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer's plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code section 403(b)(7)(A)(ii).

**457(b) and Roth 457(b) Plans.** Under 457(b) and Roth 457(b) plans, distributions may not be made available to you earlier than:
- The calendar year you attain age 70½;
- When you experience a severance from employment; or
- When you experience an unforeseeable emergency.

A one-time in-service distribution may also be permitted if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the two-year period ending on the date of distribution.

**Lifetime Required Minimum Distributions (401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans)**

To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. These rules dictate the following:
- Start date for distributions;
- The time period in which all amounts in your contract(s) must be distributed; and
- Distribution amounts.

**Start Date.** Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless:
- Under 401(a), 401(k), and governmental 457(b) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½; or
- Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

**Time Period.** We must pay out distributions from the contract over a period not extending beyond one of the following time periods:
- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

**Distribution Amounts.** The amount of each required minimum distribution must be calculated in accordance with Tax Code section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

**50% Excise Tax.** If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Further information regarding required minimum distributions may be found in your contract or certificate.

**Required Distributions upon Death (401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans)**

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

If your death occurs on or after the date you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2012, your entire balance must be distributed to the designated beneficiary by December 31, 2017. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:
- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

**Start Dates for Spousal Beneficiaries.** If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:
- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

**No Designated Beneficiary.** If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract holder's death.

**Withholding**

Any taxable distributions under the contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

**401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans of Governmental Employers.** Generally, distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

**457(b) Plans of Non-Governmental Employers.** All distributions from these plans, except death benefit proceeds, are subject to mandatory federal income tax withholding as wages. Wage withholding is not required on payments to designated beneficiaries.

**Non-resident Aliens.** If you or your designated beneficiary is a non-resident alien, any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status. Section 1441 does not apply to participants in 457(b) plans of non-governmental employers, and we may require additional documentation prior to processing any requested distribution.

**In-Plan Roth Rollovers**

Tax Code section 401(k), 403(b) and governmental 457(b) plans may add a "qualified Roth contribution program," under which employees can forego the current exclusion from gross income for elective deferrals, in exchange for the future exclusion of the distribution of the deferrals and any earnings thereon. That is, participants may elect to make non-excludable contributions to "designated Roth accounts" (instead of making excludable contributions) - and to exclude from gross income (if certain conditions are met) distributions from these accounts (instead of having distributions included in gross income).

If permitted under the plan for which the contract is issued and provided the plan offers an applicable Roth account (a Roth 401(k), Roth 403(b) or Roth 457(b) account), vested non-Roth amounts otherwise eligible for distribution may be rolled over into a corresponding Roth account within the same plan. The Tax Code provides that, generally, an in-plan rollover to a Roth account is taxable and includable in gross income in the year the rollover occurs, just as if the amount were distributed and not rolled into a qualified account. Amounts rolled-over into an in-plan Roth account cannot subsequently be converted back into a non-Roth account.

A partial or full distribution of in-plan Roth rollover amounts and earnings credited on those amounts (or of purchase payments made by salary reduction to a Roth account and earnings credited on those purchase payments, as described above) will be excludable from income if it is a qualified distribution as defined in the "Qualified Distributions - Roth 401(k), Roth 403(b) and Roth 457(b)" section above.

In-plan Roth rollovers are not subject to the 10% additional tax on early distributions under Tax Code section 72(t) that would normally apply to distributions from a 401(k) or 403(b) plan (or from a governmental 457(b) plan to the extent such amounts are attributable to rollovers from a 401(a), 401(k), 403(a) or 403(b) plan). However, a special recapture rule applies when a plan distributes any part of the in-plan Roth rollover within a five-year taxable period, making the distribution subject to the 10% additional tax on early distributions under Tax Code section 72(t) unless an exception to this tax applies or the distribution is allocable to any nontaxable portion of the in-plan Roth rollover. The five-year taxable period begins January 1 of the year of the in-plan Roth rollover and ends on the last day of the fifth year of the period. This special recapture rule does not apply when the participant rolls over the distribution to another designated Roth account or to a Roth IRA but does apply to a subsequent distribution from the rolled over account or Roth IRA within the five-year taxable period.

**On January 2, 2013, The American Taxpayer Relief Act of 2012 (HR 8) was signed into law. This law expanded a participant's ability to convert their pre-tax monies in a 401(k), 403(b) or governmental 457 plan into Roth post tax funds through a taxable "In-Plan Roth Rollover" transfer. Although this new law is effective for In-Plan Roth Rollover transfers made on or after December 31, 2012, and may include amounts held under a plan prior to that date, there are many issues from a federal income tax and plan administration perspective that need to be resolved before a recordkeeper may offer this new In-Plan Roth Rollover feature to plan sponsors. Consequently, In-Plan Roth Rollover transfers may not yet be available through the contract.**

**The tax rules associated with Roth accounts and in-plan Roth rollovers can be complex and you should seek qualified legal and tax advice regarding your particular situation.**

## Assignment and Other Transfers

**401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans.** Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Tax Code section 414(p);
- The Company as collateral for a loan; or
- The enforcement of a federal income tax lien or levy.

**Same-Sex Marriages**

Pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages currently are not recognized for purposes of federal law. Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Tax Code sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a tax adviser. In some states, to the extent that an annuity contract or certificate accords to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any contract holder's spouse.

## *Possible Changes in Taxation*

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or other means. It is also possible that any change could be retroactive (i.e., effective before the date of the change). You should consult a qualified tax adviser with respect to legislative developments and their effect on the contract.

## *Taxation of the Company*

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account, and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

# CONTRACT DISTRIBUTION

## *General*

The Company's subsidiary, ING Financial Advisers, LLC, serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of FINRA and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

We sell the contracts through licensed insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with ING Financial Advisers, LLC. We refer to these broker-dealers as "distributors." The following distributors are affiliated with the Company and have entered into selling agreements with ING Financial Advisers, LLC for the sale of our variable annuity contracts:

- ING Financial Partners, Inc.
- Systematized Benefits Administrators, Inc.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract holders or the separate account, but instead is paid by us through ING Financial Advisers, LLC. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

**Compensation Arrangements.** Registered representatives who offer and sell the contracts may be paid a commission. The commissions paid on transferred assets and recurring payments made during the first year of the participant account range from 0% to 7%. After the first year of the participant account, renewal commissions up to 3.5% may be paid on recurring payments up to the amount of the previous year's payments, and commissions of up to 7% may be paid on recurring payments in excess of this amount. In addition, the Company may pay an asset-based commission ranging up to 0.50%.

We may also pay ongoing annual compensation of up to 40% of the commissions paid during the year in connection with certain purchase payments received during that year, if the registered representative attains a certain threshold of sales of Company contracts. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 7% of total purchase payments. In certain situations, we may reduce the compensation we pay if we have agreed with a plan sponsor to reimburse expenses related to the services of the plan's third party administrator. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. Under one such program, we may pay additional amounts to distributors in connection with a participant's increased or re-started contributions and/or the number of participant enrollments completed by a registered representative during a specified time period. These other promotional incentives or payments may not be offered to all distributors, and may be limited only to ING Financial Partners, Inc. and other distributors affiliated with the Company.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with purchase payments received for a limited time period, within the maximum commission rates noted above. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. These special compensation arrangements may also be limited only to ING Financial Partners, Inc. and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the contracts, or if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts, or which may be a flat dollar amount that varies based upon other factors, including management's ability to meet or exceed service requirements, sell new contracts or retain existing contracts, or sell additional service features such as a common remitting program.

In addition to direct cash compensation for sales of contracts described above, through ING Financial Advisers, LLC, we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:
- Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;

- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 distributors that, during 2012, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received:

- ING Financial Partners, Inc.
- Symetra Investment Services, Inc.
- LPL Financial Corporation
- American Portfolios Financial Services, Inc.
- MetLife Securities, Inc.
- Cetera Financial Group
- Morgan Stanley Smith Barney LLC
- Lincoln Financial Advisors Corporation
- Financial Telesis Inc./Jhw Financial Services Inc.
- Walnut Street Securities, Inc.®
- PlanMember Securities Corporation
- Northwestern Mutual Investment Services, LLC
- Royal Alliance Associates, Inc.
- NFP Securities, Inc.
- Morgan Keegan and Company, Inc.
- Securities America, Inc.
- Cadaret, Grant & Co., Inc.
- Tower Square Securities, Inc.®
- NIA Securities, L.L.C.
- RBC Capital Markets, LLC
- Woodbury Financial Services, Inc.
- National Planning Corporation
- Merrill Lynch, Pierce, Fenner & Smith Incorporated
- PFS Investments Inc.
- First Allied Securities, Inc.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts and/or services over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

**Third Party Compensation Arrangements.**  Please be aware that:
- The Company may seek to promote itself and the contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations;
- The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the contracts to their membership.  If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request; and
- At the direction of the contract holder, the Company may make payments to the contract holder, its representatives or third party service providers intended to defray or cover the costs of plan or program-related administration.

# OTHER TOPICS

## *Anti-Money Laundering*

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers, and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

**Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.**

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

## *Performance Reporting*

We may advertise different types of historical performance for the subaccounts including:
• Standardized average annual total returns; and
• Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

**Standardized Average Annual Total Returns.** We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month-end, one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

We include all recurring charges during each period (e.g., mortality and expense risk charges, annual maintenance fees, administrative expense charges (if any), and any applicable early withdrawal charges).

**Non-Standardized Average Annual Total Returns.** We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

## Contract Modification

We may change the contract as required by federal or state law. In addition, we may, upon 30 days' written notice to the contract holder, make other changes to group contracts, including changes to the tables for determining the amount of income phase payments or the income phase options available, that would apply only to individuals who become participants under that contract after the effective date of such changes. If the group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract, and under some contracts, to discontinue accepting payments to existing accounts. Certain changes will require the approval of appropriate state or federal regulatory authorities.

We reserve the right to amend the contract to include any future changes required to maintain the contract (and the Roth 403(b), Roth 401(k) or Roth 457(b) accounts) as a designated Roth 403(b), Roth 401(k) or Roth 457(b) annuity contract (or account) under the Tax Code, regulations, IRS rulings and requirements.

## Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, ING Financial Advisers, LLC ability to distribute the contract or upon the separate account.

- **Litigation.** Notwithstanding the foregoing, the Company and/or ING Financial Advisers, LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim. Due to the uncertainties of litigation, the outcome of a litigation matter and the amount or range of potential loss is difficult to forecast and a determination of potential losses requires significant management judgment.

- **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including ING Financial Advisers, LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

## Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:
- On any valuation date when the NYSE is closed (except customary weekend and holiday closings), or when trading on the NYSE is restricted;
- When an emergency exists as determined by the SEC so that disposal of securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the subaccount's assets; and
- During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

## Transfer of Ownership; Assignment

An assignment of a contract will only be binding on us if it is made in writing and sent to us at the address listed in "**CONTRACT OVERVIEW – Questions: Contacting the Company**." We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

## Account Termination

Where allowed by state law, we reserve the right to terminate an individual account if contributions have not been made to the account for a period of two full years (36 months under contracts issued in New York) and the guaranteed monthly benefit under the income phase options would be less than $20 per month or, for contracts issued in New York, the account value is less than $5,000. We will notify you or the contract holder 90 days prior to terminating the account.  If we exercise this right we will not deduct an early withdrawal charge.

## Intent to Confirm Quarterly

Under certain contracts, we will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

## CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The SAI contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

You may request an SAI by calling the Company at the number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

# APPENDIX I
# GUARANTEED ACCUMULATION ACCOUNT

The Guaranteed Accumulation Account ("GAA") is a fixed interest option that may be available during the accumulation phase under the contracts. Amounts allocated to the GAA will be deposited in a nonunitized separate account established by the Company. This option may not be available in all states or in certain contracts. This Appendix is only a summary of certain facts about the GAA and does not include elements of the GAA that do not apply to the contracts offered through this prospectus. Please read the GAA prospectus before investing in this option. You may obtain a copy of the GAA prospectus by contacting us at the address or telephone number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

**General Disclosure.** Amounts that you invest in the GAA will earn a guaranteed interest rate if amounts are left in the GAA for the specified period of time. If you withdraw or transfer those amounts before the specified period of time has elapsed, we may apply a "market value adjustment," which may be positive or negative.

When you decide to invest money in the GAA, you will want to contact your local representative or the Company to learn:
- The interest rate we will apply to the amounts that you invest in the GAA. We change this rate periodically, so be certain you know what rate we guarantee on the day your account dollars are invested into the GAA.
- The period of time your account dollars need to remain in the GAA in order to earn that rate. You are required to leave your account dollars in the GAA for a specified period of time (guaranteed term), in order to earn the guaranteed interest rate.

**Deposit Periods.** A deposit period is the time during which we offer a specific interest rate if you deposit dollars for a certain guaranteed term. For a particular interest rate and guaranteed term to apply to your account dollars, you must invest them during the deposit period during which that rate and term are offered.

**Interest Rates.** We guarantee different interest rates, depending upon when account dollars are invested in the GAA. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate will never be less than the rate stated in the contract.

Our guaranteed interest rates are influenced by, but do not necessarily correspond to, interest rates available on fixed income investments we may buy using deposits directed to the GAA. We consider other factors when determining guaranteed interest rates including regulatory and tax requirements, sales commissions and administrative expenses borne by the Company, general economic trends, competitive factors, and whether an interest rate lock is being offered for that guaranteed term under certain contracts. **We make the final determination regarding guaranteed interest rates. We cannot predict the level of future guaranteed interest rates.**

**Interest Rate Lock.** Certain contracts (not including the contracts offered through this prospectus) may provide a 45 day interest rate lock in connection with external transfers into the GAA, which you must elect at the time you initiate the external transfer. Under this rate lock provision, we will deposit external transfers to the deposit period offering the greater of (a) and (b) where:
(a) is the guaranteed interest rate for the deposit period in effect at the time we receive the rate lock election; and
(b) is the guaranteed interest rate for the deposit period in effect at the time we receive an external transfer from your prior provider**.**

If provided for in the contract, this rate lock will be available to all external transfers received for 45 days from the date we receive a rate lock election. In the event we receive an external transfer after this 45 day time period, it will be deposited to the deposit period in effect at the time we receive the external transfer, and will earn the guaranteed interest rate for that guaranteed term. Only one rate lock may be in effect at one time per contract -- once a rate lock has been elected, that rate lock will apply to all external transfers received during that 45 day period, and you may not elect to begin a new rate lock period during that 45 day period.

Amounts subject to the rate lock will not be deposited until the external transfer has been received, and will not be credited interest until deposited. This could result in the deposit being credited interest for a shorter term than if a rate lock had not been elected. The cost of providing a rate lock may be a factor we consider when determining the guaranteed interest rate for a deposit period, which impacts the guaranteed interest rate for all investors in that guaranteed term, including investors to whom the rate lock may not be available through their contract.

**Fees and Other Deductions**

If all or a portion of your account value in the GAA is withdrawn, you may incur the following:
- Market Value Adjustment (MVA) as described in this appendix and in the GAA prospectus;
- Tax Penalties and/or Tax withholding - **See** "**TAX CONSIDERATIONS**;"
- Early Withdrawal Charge - **See** "**FEES**;" and/or
- Maintenance Fee - **See** "**FEES**."

We do not make deductions from amounts in the GAA to cover mortality and expense risks. Rather, we consider these risks when determining the credited rate.

**Market Value Adjustment (MVA)**. If you withdraw or transfer your account value from the GAA before the guaranteed term is completed, an MVA may apply. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. The MVA may be positive or negative. Certain waivers of the MVA may also apply.  See your GAA prospectus for further details. Generally:
- If interest rates at the time of withdrawal have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into the GAA; and
- If interest rates at the time of withdrawal have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

Under contracts issued in New York, if you have elected ECO as described in "**SYSTEMATIC DISTRIBUTION OPTIONS**," no MVA applies to amounts withdrawn from the GAA, if available.

**Guaranteed Terms.** The guaranteed term is the period of time account dollars must be left in the GAA in order to earn the interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. Check with your local representative or the Company to learn the details about the guaranteed term(s) currently being offered.

In general we offer the following guaranteed terms:
- Short-term – three years or less; and
- Long-term – 10 years or less, but greater than three years.

At the end of a guaranteed term, the contract holder, or you if permitted may:
- Transfer dollars to a new guaranteed term;
- Transfer dollars to other available investment options; or
- Withdraw dollars.

Deductions may apply to withdrawals. See "Fees and Other Deductions" in this section.

**Transfer of Account Dollars.** Generally, account dollars invested in the GAA may be transferred among guaranteed terms offered through the GAA, and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in the GAA or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term.

**Income Phase.** The GAA cannot be used as an investment option during the income phase. The contract holder or you, if permitted, may notify us at least 30 days in advance to elect a variable payment option and to transfer your GAA dollars to any of the subaccounts available during the income phase.

**Loans.** You cannot take a loan from your account value in the GAA. However, we include your account value in the GAA when determining the amount of your account value we may distribute as a loan.

**Reinstating Amounts Withdrawn from the Guaranteed Accumulation Account.** If amounts are withdrawn from the GAA and then reinstated in the GAA, we will apply the reinstated amount to the current deposit period. The guaranteed annual interest rate, and guaranteed terms available on the date of reinstatement will apply. Amounts will be reinstated proportionately in the same way as they were allocated before withdrawal.

Your account value will not be credited for any negative MVA that was deducted at the time of withdrawal and any taxes that were withheld may also not be refunded, unless required by law.

*The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this appendix relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by contacting us at the address and telephone number listed in "**CONTRACT OVERVIEW – Questions: Contacting the Company**." The number assigned to the registration statement for this offering is 333-180532.*

# APPENDIX II
# FIXED PLUS ACCOUNT II

The Fixed Plus Account II is an investment option available during the accumulation phase under some contracts. Amounts allocated to the Fixed Plus Account II are held in the Company's general account which supports insurance and annuity obligations.

---

> Additional information about this option may be found in the contract.

---

**General Disclosure.** Interests in the Fixed Plus Account II have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Plus Account II may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Plus Account II has not been reviewed by the SEC.

**Certain Restrictions.** This option may not be available in all states or in certain contracts. We reserve the right to limit investments in or transfers to the Fixed Plus Account II. You may not elect certain withdrawal options, including the systematic distribution option, if you have requested a Fixed Plus Account II transfer or withdrawal in the prior 12-month period. Under certain emergency conditions, we may defer payment of a withdrawal from the Fixed Plus Account II for a period of up to six months, after making a written request and receiving approval from the applicable insurance commissioner.

**Interest Rates.** The Fixed Plus Account II guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Plus Account II will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account II will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets, and whether a transfer credit has been selected. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

**Requests for Partial Withdrawals.** The contract holder or you, if permitted by the plan, may take up to 20% of the Fixed Plus Account II value as a partial withdrawal in each 12 month period. We determine the amount eligible for partial withdrawal as of the date we receive a request for partial withdrawal in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**". The amount allowed for partial withdrawal is reduced by any Fixed Plus Account II withdrawals, transfers, loans or amounts applied to income phase payment options made in the prior 12 months. In calculating the 20% limit, we reserve the right to include payments made due to the election of a systematic distribution option.

**Waiver of Partial Withdrawal Limits.** We waive the 20% limit if the partial withdrawal is due to the election of an income phase payment option on a life-contingent basis or payments for a stated period on a fixed-only basis. We also waive the 20% limit for withdrawals due to your death. The waiver upon death may only be exercised once and must occur within six months after your date of death.

The 20% limit is also waived if the withdrawal is due to financial hardship or hardship resulting from an unforeseeable emergency, as defined by the Tax Code and regulations thereunder (under some contracts it must be for an unforeseeable emergency), and the following requirements are satisfied:
- The hardship or unforeseeable emergency is certified by your employer, if applicable;
- The amount is paid directly to you; and
- The amount paid for all withdrawals due to hardship or unforeseeable emergency during the previous 12-month period does not exceed 20% of the average value of all individual accounts under the relevant contracts during that same period.

The 20% limit is also waived if the partial withdrawal is due to separation from service and the following conditions are met:
- The separation from service is documented in a form acceptable to us.
- The amount withdrawn is paid directly to you or as a direct rollover to a Tax Code section 403(b), 401 or governmental 457(b) plan or an Individual Retirement Account or Individual Retirement Annuity designated by you; and
- The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all individual accounts under the relevant contracts during that same period.

In addition, under some contracts for 401(a) and 457(b) plans, the percentage limit is waived:
- For any in-service distribution permitted by the plan when:
  ▷ The distribution is certified by the employer;
  ▷ The amount is paid directly to the participant; and
  ▷ The amount paid for all withdrawals during the previous 12 months does not exceed 20% of the average value of all individual accounts under the contract during that period.

- For the purposes of taking a loan from the plan, subject to conditions agreed to by the contract holder and the Company in writing.

Additionally, under certain contracts, the percentage limit is waived:
- To purchase permissive past service credit under a governmental defined benefit plan.
- Due to disability as defined in the Tax Code, and when:
  ▷ If applicable, certified by an employer;
  ▷ The amount is paid directly to the participant; and
  ▷ The amount paid for all withdrawals due to disability during the previous 12 months does not exceed 20% of the average value of all individual accounts under the contract during that period.

We may allow other waivers of the percentage limit on partial withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

**Requests for Full Withdrawals.** If the contract holder or you, as applicable, if allowed by the plan and permitted under the contract, request a full withdrawal of your account value or the value of all individual accounts, we will pay any amounts held in the Fixed Plus Account II with interest, in five annual payments equal to:
- One-fifth of the individual Fixed Plus Account II value, or the value of the sum of all individual accounts, as applicable, in the Fixed Plus Account II on the day the request is received, reduced by any Fixed Plus Account II withdrawals, transfers, amounts used to purchase income phase payments, or loans initiated by either by the contract holder or you during the prior 12 months;
- One-fourth of the remaining Fixed Plus Account II value 12 months later; reduced by any Fixed Plus Account II withdrawals, transfers, amounts used to purchase annuity payments, or loans initiated by either by the contract holder or you during the prior 12 months;
- One-third of the remaining Fixed Plus Account II value 12 months later; reduced by any Fixed Plus Account II withdrawals, transfers, amounts used to purchase annuity payments, or loans initiated by either by the Contract Holder or you, during the prior 12 months;
- One-half of the remaining Fixed Plus Account II value 12 months later; and reduced by any Fixed Plus Account II withdrawals, transfers, amounts used to purchase annuity payments, or loans initiated by either by the contract holder or you during the prior 12 months; and
- The balance of the Fixed Plus Account II value 12 months later.

Subject to these five year payment provisions, the contract holder may withdraw the sum of the value of all individual accounts under the contract provided that the contract holder controls the contract.

No early withdrawal charge applies to amounts withdrawn from the Fixed Plus Account II.

The contract holder or you, as applicable, may cancel a full withdrawal request from the Fixed Plus Account II at any time.

**Waiver of Full Withdrawal Provisions.** We will waive the Fixed Plus Account II five-installment payout for full withdrawals made due to one or more of the following:

- When the amount in the Fixed Plus Account II is $5,000 or less (or, if applicable, as otherwise allowed by the plan for a lump-sum cash-out without participant consent) and during the previous 12 months no amounts have been withdrawn, transferred, taken as a loan (if allowed under the Contract), or used to purchase income phase payments;
- Due to a participant's death before income phase payments begin and paid within six months of the participant's death;
- Made because the Company terminated the account under the circumstances described in "OTHER TOPICS - Account Termination";
- To purchase income phase payments on a life-contingent basis or payments for a stated period on a fixed-only basis;
- Due to a participant's separation from service (provided, however, that such waiver shall not apply due to a participant's severance from employment that would not otherwise qualify as a separation from service), and when:
  - ▷ Separation from service is documented in a form acceptable to us;
  - ▷ The amount is paid directly to the participant or as a direct rollover to another Tax Code section 403(b), 401 or governmental 457(b) plan or an Individual Retirement Account or Individual Retirement Annuity designated by the participant; and
  - ▷ The amount paid for all withdrawals due to separation from service during the previous 12 months does not exceed 20% of the average value of all individual accounts under the contract during that period;
- Due to a participant's financial hardship or unforeseeable emergency as defined in the Tax Code, and when:
  - ▷ If applicable, certified by the employer;
  - ▷ The amount is paid directly to the participant; and
  - ▷ The amount paid for all withdrawals due to financial hardship during the previous 12 months does not exceed 20% of the average value of all individual accounts under the contract during that period.

Additionally, under certain contracts we will waive the five-payment full withdrawal provision due to one or more of the following:

- For any in-service distribution permitted by the plan, when:
  - ▷ Certified by the employer;
  - ▷ The amount is paid directly to the participant; and
  - ▷ The amount paid for all withdrawals during the previous 12 months does not exceed 20% of the average value of all individual accounts under the contract during that period.

- For amounts taken as a loan in accordance with the terms of the plan. The withdrawal is made on a pro rata basis from each of the investment options in which the individual account is invested. Certain investment options may be excluded from the pro rata withdrawal requirement as directed by the participant at the time of the loan withdrawal and agreed to by the Company.

- To purchase permissive past service credit under a governmental defined benefit plan.

- Due to disability as defined in the Tax Code, and when:
  - ▷ If applicable, certified by the employer;
  - ▷ The amount is paid directly to the participant; and
  - ▷ The amount paid for all withdrawals due to disability during the previous 12 months does not exceed 20% of the average value of all individual accounts under the contract during that period.

Additionally, we may allow other waivers of the five installment payout for full withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

**Charges.** We do not make deductions from amounts in the Fixed Plus Account II to cover mortality and expense risks. We consider these risks when determining the credited rate.

**Transfers.** The contract holder or you, if allowed by the plan, may transfer 20% of your account value held in the Fixed Plus Account II in each 12-month period. We determine the amount eligible for transfer on the day we receive a transfer request in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." We will reduce amounts allowed for transfer by any Fixed Plus Account II withdrawals, transfers, loans or amounts applied to income phase payment options during the prior 12 months. In calculating the percentage limit on transfers, we reserve the right to include payments made due to the election of any of the systematic distribution options. We will waive the percentage limit on transfers when the value in the Fixed Plus Account II is $5,000 or less.

If you transfer 20% of your account value held in the Fixed Plus Account II in each of four consecutive 12-month periods, you may transfer the remaining balance in the succeeding 12-month period provided you do not allocate any amount to or transfer any other amount from the Fixed Plus Account II during the five-year period. The 20% amount available to transfer under this provision will be reduced by any amount transferred, taken as a loan or applied to income phase payment options within the 12-month period preceding the first 20% transfer. Also, we may reduce it for payments we made from your Fixed Plus Account II value under any systematic distribution option.

**Income Phase.** Subject to the Fixed Plus Account II full and partial withdrawal provisions, amounts accumulating under the Fixed Plus Account II can be used to fund fixed and variable payments during the income phase, but if a nonlifetime income option is selected, payments from the Fixed Plus Account II may only be available on a fixed basis. The Fixed Plus Account II full and partial withdrawal provisions are waived upon the election of a lifetime annuity option or the election of a nonlifetime option on a fixed basis, but are not waived upon the election of a nonlifetime option on a variable basis. Availability of subaccounts may vary during the income phase.

**Contract Loans.** If permitted under the plan, loans may be made from account values held in the Fixed Plus Account II. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account II values are used for a loan.

**Transfer Credits.** The Company provides a transfer credit in certain circumstances. **See** "**CONTRACT PURCHASE AND PARTICIPATION - Transfer Credits**." The transfer credit is a specified percentage of the assets or other specified amount that is transferred to the Company under a contract that remain in the accounts for the period of time specified by the Company. We apply the transfer credit to the current value held in the Fixed Plus Account II.

# APPENDIX III
# FIXED ACCOUNT

The Fixed Account is an investment option available during the accumulation phase under certain exchanged contracts (contracts exchanged from prior Company contracts). Amounts allocated to the Fixed Account are held in the Company's general account which supports insurance and annuity obligations. This option may not be available in all states.

---

Additional information about this option may be found in the contract.

---

**General Disclosure.** Interests in the Fixed Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Account has not been reviewed by the SEC.

**Interest Rates.** The Fixed Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantee depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

The contract describes how we will determine the interest rate credited to amounts held in the Fixed Account during the payment period, including the minimum interest rate.

**Charges.** We do not make deductions from amounts in the Fixed Account to cover mortality and expense risks. We consider these risks when determining the credited rate.

If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. **See** "**FEES - Early Withdrawal Charge**." When the contract is issued to replace an existing contract issued to the plan by the Company, the time basis for measuring the applicable withdrawal charge will reflect the number of years between the effective date of individual accounts under the previous contract and the date of the withdrawal.

**Transfers.** During the accumulation phase, you may transfer account dollars from the Fixed Account to any other available investment option. We may vary the dollar amount that you are allowed to transfer, but it will never be less than 10% of your account value held in the Fixed Account each calendar year. We determine the amount available for transfer based on your Fixed Account value as of the date we receive the transfer request in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." The 10% limit does not apply to amounts being transferred into the Fixed Plus Account II (if available under the contract).

**Contract Loans.** If available under your plan, contract loans may be made from account values held in the Fixed Account.

# APPENDIX IV
# PARTICIPANT APPOINTMENT OF EMPLOYER AS AGENT
# UNDER AN ANNUITY CONTRACT

## For Plans under Section 403(b) and 401 of the Tax Code, including Roth 403(b) and Roth 401(k) (Except Most Voluntary Section 403(b) Plans)*

The employer has adopted a plan under Tax Code sections 403(b), Roth 403(b), 401(a), 401(k), or Roth 401(k), ("Plan") and has purchased an ING Life Insurance and Annuity Company (the "Company") group variable annuity contract ("contract") as the funding vehicle. Contributions under this Plan will be made by the participant through salary reduction to an employee account, and by the employer to an employer account.

By electing to participate in the employer's Plan, the participant voluntarily appoints the employer, who is the contract holder, as the participant's agent for the purposes of all transactions under the contract in accordance with the terms of the Plan. The Company is not a party to the Plan and does not interpret the Plan provisions.

As a participant in the Plan, the participant understands and agrees to the following terms and conditions:
*   The participant owns the value of his/her employee account subject to the restrictions of Tax Code sections 403(b), 401(a) and 401(k) and the terms of the Plan. Subject to the terms of the vesting schedule in the Plan and the restrictions of Tax Code section 403(b), 401(a) and 401(k) the participant has ownership in the value of his/her Employer Account.
*   The Company will process transactions only with the employer's written direction to the Company. The participant will be bound by the employer's interpretation of the Plan provisions and its written direction to the Company.
*   The employer may permit the participant to make investment selections under the employee account and/or the employer account directly with the Company under the terms of the contract. Without the employer's written permission, the participant will be unable to make any investment selections under the contract.
*   On behalf of the participant, the employer may request a loan in accordance with the terms of the contract and the provisions of the Plan. The Company will make payment of the loan amount directly to the participant. The participant will be responsible for making repayments directly to the Company in a timely manner.
*   In the event of the participant's death, the employer is the named beneficiary under the terms of the contract. The participant has the right to name a personal beneficiary as determined under the terms of the Plan and file that beneficiary election with the employer. It is the employer's responsibility to direct the Company to properly pay any death benefits.

---

\* Under most group contracts issued through a voluntary 403(b) or Roth 403(b) plan you generally hold all rights under the contract and may make elections for your accounts. However, pursuant to Treasury Department regulations that were effective on January 1, 2009, the exercise of certain of these rights may require the consent and approval of the plan sponsor or its delegate. **See "TAX CONSIDERATIONS - Distributions - Eligibility - 403(b) and Roth 403(b) Plans."** See the contract or your certificate (if applicable) to determine who holds rights under the contract.

# APPENDIX V
# DESCRIPTION OF UNDERLYING FUNDS

## List of Fund Name Changes

| New Fund Name | Former Fund Name |
|---|---|
| ING Invesco Equity and Income Portfolio | ING Invesco Van Kampen Equity and Income Portfolio |
| ING Invesco Growth and Income Portfolio | ING Invesco Van Kampen Growth and Income Portfolio |

**The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge at the address and telephone number listed on the first page of this summary by accessing the SEC's website or by contacting the SEC Public Reference Branch. If you have received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.**

**Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.**

**For the share class of each fund offered through your contract, please see the cover page.**

| Fund Name and Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Alger Green Fund**<br><br>    **Investment Adviser:** Fred Alger Management, Inc. | Seeks long-term capital appreciation. |
| **American Century® Inflation-Adjusted Bond Fund**<br><br>    **Investment Adviser:** American Century Investment Management, Inc. | Seeks to provide total return and inflation protection consistent with investment in inflation-indexed securities. |
| **American Mutual Fund®**<br><br>    **Investment Adviser:** Capital Research and Management Company$^{SM}$ | Seeks to strive for the balanced accomplishment of three objectives: current income, growth of capital and conservation of principal. |
| **Ariel Fund**<br><br>    **Investment Adviser:** Ariel Investments, LLC | Seeks long-term capital appreciation by investing in undervalued companies that show strong potential for growth. |

| Fund Name and Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Artisan International Fund**<br><br>**Investment Adviser:** Artisan Partners Limited Partnership | Seeks maximum long-term capital growth. |
| **ASTON/Fairpointe Mid Cap Fund**<br><br>**Investment Adviser:** Aston Asset Management, LP<br><br>**Subadviser:** Fairpointe Capital LLC | Seeks long-term total return through capital appreciation by investing primarily in common and preferred stocks and convertible securities. |
| **Columbia Mid Cap Value Fund**<br><br>**Investment Adviser:** Columbia Management Investment Advisers, LLC | Seeks long-term capital appreciation. |
| **Delaware Small Cap Value Fund**<br><br>**Investment Adviser:** Delaware Management Company | Seeks capital appreciation. |
| **EuroPacific Growth Fund®**<br><br>**Investment Adviser:** Capital Research and Management Company$^{SM}$ | Seeks to provide long-term growth of capital. |
| **Fidelity® VIP Contrafund® Portfolio**<br><br>**Investment Adviser:** Fidelity Management & Research Company ("FMR")<br><br>**Subadvisers:** FMR Co., Inc. ("FMRC") and other investment advisers | Seeks long-term capital appreciation. |
| **Franklin Small Cap Value Securities Fund**<br><br>**Investment Adviser:** Franklin Advisory Services, LLC | Seeks long-term total return. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small capitalization companies. |
| **Fundamental Investors$^{SM}$**<br><br>**Investment Adviser:** Capital Research and Management Company$^{SM}$ | Seeks to achieve long-term growth of capital and income. |
| **ING American Century Small-Mid Cap Value Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** American Century Investment Management, Inc. | Seeks long-term capital growth; income is a secondary objective. |

| Fund Name and Investment Adviser/Subadviser | Investment Objective(s) |
| --- | --- |
| **ING Clarion Real Estate Portfolio**<br><br>  **Investment Adviser:** Directed Services LLC<br><br>  **Subadviser:** CBRE Clarion Securities LLC | A *non-diversified* Portfolio that seeks total return including capital appreciation and current income. |
| **ING Global Resources Portfolio**<br><br>  **Investment Adviser:** Directed Services LLC<br><br>  **Subadviser:** ING Investment Management Co. LLC | A *non-diversified* Portfolio that seeks long-term capital appreciation. |
| **ING Growth and Income Portfolio**<br><br>  **Investment Adviser:** ING Investments, LLC<br><br>  **Subadviser:** ING Investment Management Co. LLC | Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **ING Index Solution 2015 Portfolio**<br><br>  **Investment Adviser:** Directed Services LLC<br><br>  **Subadviser:** ING Investment Management Co. LLC | Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **ING Index Solution 2025 Portfolio**<br><br>  **Investment Adviser:** Directed Services LLC<br><br>  **Subadviser:** ING Investment Management Co. LLC | Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **ING Index Solution 2035 Portfolio**<br><br>  **Investment Adviser:** Directed Services LLC<br><br>  **Subadviser:** ING Investment Management Co. LLC | Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **ING Index Solution 2045 Portfolio**<br><br>  **Investment Adviser:** Directed Services LLC<br><br>  **Subadviser:** ING Investment Management Co. LLC | Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |

| Fund Name and Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **ING Index Solution 2055 Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Consultant:** ING Investment Management Co. LLC | Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **ING Index Solution Income Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** ING Investment Management Co. LLC | Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **ING Intermediate Bond Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. LLC | Seeks to maximize total return consistent with reasonable risk.  The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities.  It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **ING International Index Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index. |
| **ING Invesco Equity and Income Portfolio**<br><br>**Investment Adviser:**  Directed Services LLC<br><br>**Subadviser:** Invesco Advisers, Inc. | Seeks total return, consisting of long-term capital appreciation and current income. |
| **ING Invesco Growth and Income Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** Invesco Advisers, Inc. | Seeks long-term growth of capital and income. |
| **ING JPMorgan Emerging Markets Equity Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** J.P. Morgan Investment Management Inc. | Seeks capital appreciation. |
| **ING JPMorgan Small Cap Core Equity Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** J.P. Morgan Investment Management Inc. | Seeks capital growth over the long term. |

| Fund Name and Investment Adviser/Subadviser | Investment Objective(s) |
| --- | --- |
| **ING Large Cap Growth Portfolio**<br><br>   **Investment Adviser:** Directed Services LLC<br><br>   **Subadviser:** ING Investment Management Co. LLC | Seeks long-term capital growth. |
| **ING Large Cap Value Portfolio**<br><br>   **Investment Adviser:** Directed Services LLC<br><br>   **Subadviser:** ING Investment Management Co. LLC | Seeks long-term growth of capital and current income. |
| **ING MidCap Opportunities Portfolio**<br><br>   **Investment Adviser:** ING Investments, LLC<br><br>   **Subadviser:** ING Investment Management Co. LLC | Seeks long-term capital appreciation. |
| **ING Money Market Portfolio\***<br><br>   **Investment Adviser:** ING Investments, LLC<br><br>   **Subadviser**: ING Investment Management Co. LLC<br><br>**\*    There is no guarantee that the ING Money Market Portfolio subaccount will have a positive or level return.** | Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00. |
| **ING Oppenheimer Global Portfolio**<br><br>   **Investment Adviser:** Directed Services LLC<br><br>   **Subadviser:** OppenheimerFunds, Inc. | Seeks capital appreciation. |
| **ING PIMCO Total Return Portfolio**<br><br>   **Investment Adviser:** Directed Services LLC<br><br>   **Subadviser:** Pacific Investment Management Company LLC (PIMCO) | Seeks maximum total return, consistent with capital preservation and prudent investment management. |
| **ING Pioneer High Yield Portfolio**<br><br>   **Investment Adviser:** Directed Services LLC<br><br>   **Subadviser:** Pioneer Investment Management, Inc. | Seeks to maximize total return through income and capital appreciation. |
| **ING Pioneer Mid Cap Value Portfolio**<br><br>   **Investment Adviser:** Directed Services LLC<br><br>   **Subadviser:** Pioneer Investment Management, Inc. | Seeks capital appreciation. |
| **ING Russell™ Large Cap Index Portfolio**<br><br>   **Investment Adviser:** ING Investments, LLC<br><br>   **Subadviser:** ING Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index. |

| Fund Name and<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **ING Russell™ Mid Cap Index Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index. |
| **ING Russell™ Small Cap Index Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index. |
| **ING Small Company Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. LLC | Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations. |
| **ING SmallCap Opportunities Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. LLC | Seeks long-term capital appreciation. |
| **ING T. Rowe Price Capital Appreciation Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk. |
| **ING T. Rowe Price Equity Income Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser**: T. Rowe Price Associates, Inc. | Seeks substantial dividend income as well as long-term growth of capital. |
| **ING Templeton Foreign Equity Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** Templeton Investment Counsel, LLC | Seeks long-term capital growth. |
| **ING U.S. Bond Index Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclays Capital U.S. Aggregate Bond Index. |
| **ING U.S. Stock Index Portfolio**<br><br>**Investment Adviser:**  Directed Services LLC<br><br>**Subadviser:** ING Investment Management Co. LLC | Seeks total return. |

| Fund Name and Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Invesco Mid Cap Core Equity Fund**<br><br>   **Investment Adviser:** Invesco Advisors, Inc. | Seeks long-term growth of capital. |
| **MetWest Total Return Bond Fund**<br><br>   **Investment Adviser:** Metropolitan West Asset Management, LLC | Seeks to maximize long-term total return. |
| **Parnassus Equity Income Fund**<sup>SM</sup><br><br>   **Investment Adviser:** Parnassus Investments | Seeks to achieve both capital appreciation and current income by investing primarily in a diversified portfolio of equity securities. |
| **Templeton Global Bond Fund**<br><br>   **Investment Adviser:** Franklin Advisers, Inc. | Seeks current income with capital appreciation and growth of income. |
| **The Growth Fund of America®**<br><br>   **Investment Adviser:** Capital Research and Management Company<sup>SM</sup> | Seeks to provide growth of capital. |
| **USAA Precious Metals and Minerals Fund**<br><br>   **Investment Adviser:** USAA Asset Management Company | A *non-diversified* fund that seeks long-term capital appreciation and to protect the purchasing power of your capital against inflation. |
| **Wanger Select**<br><br>   **Investment Adviser:** Columbia Wanger Asset Management, LLC | Seeks long-term capital appreciation. |
| **Wanger USA**<br><br>   **Investment Adviser:** Columbia Wanger Asset Management, LLC | Seeks long-term capital appreciation. |

# APPENDIX VI
## CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2012, the following table gives (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account C available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2012, the "Value at beginning of period" shown is the value at first date of investment. Fund name changes after December 31, 2012 are not reflected in the following information.

### TABLE 1
FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.00%
(Selected data for accumulation units outstanding throughout each period)

|  | 2012 |
| --- | --- |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | |
| (Funds were first received in this option during September 2012) | |
| Value at beginning of period | $12.39 |
| Value at end of period | $13.09 |
| Number of accumulation units outstanding at end of period | 1,808 |
| **ING FMR<sup>SM</sup> DIVERSIFIED MID CAP PORTFOLIO** | |
| (Funds were first received in this option during September 2012) | |
| Value at beginning of period | $10.09 |
| Value at end of period | $10.47 |
| Number of accumulation units outstanding at end of period | 2,705 |
| **ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | |
| (Funds were first received in this option during September 2012) | |
| Value at beginning of period | $10.02 |
| Value at end of period | $10.38 |
| Number of accumulation units outstanding at end of period | 5,537 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | |
| (Funds were first received in this option during September 2012) | |
| Value at beginning of period | $10.16 |
| Value at end of period | $10.60 |
| Number of accumulation units outstanding at end of period | 614 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | |
| (Funds were first received in this option during September 2012) | |
| Value at beginning of period | $10.04 |
| Value at end of period | $10.46 |
| Number of accumulation units outstanding at end of period | 5,731 |
| **ING RUSSELL<sup>TM</sup> SMALL CAP INDEX PORTFOLIO** | |
| (Funds were first received in this option during January 2012) | |
| Value at beginning of period | $10.86 |
| Value at end of period | $12.50 |
| Number of accumulation units outstanding at end of period | 75 |
| **ING SOLUTION 2015 PORTFOLIO** | |
| (Funds were first received in this option during September 2012) | |
| Value at beginning of period | $10.04 |
| Value at end of period | $10.28 |
| Number of accumulation units outstanding at end of period | 1,384 |

# Condensed Financial Information (continued)

|  | 2012 |
|---|---|
| **ING SOLUTION 2025 PORTFOLIO** | |
| (Funds were first received in this option during September 2012) | |
| Value at beginning of period | $10.04 |
| Value at end of period | $10.37 |
| Number of accumulation units outstanding at end of period | 812 |
| **ING SOLUTION 2035 PORTFOLIO** | |
| (Funds were first received in this option during September 2012) | |
| Value at beginning of period | $10.02 |
| Value at end of period | $10.43 |
| Number of accumulation units outstanding at end of period | 190 |
| **ING SOLUTION 2055 PORTFOLIO** | |
| (Funds were first received in this option during February 2012) | |
| Value at beginning of period | $11.99 |
| Value at end of period | $12.73 |
| Number of accumulation units outstanding at end of period | 101 |
| **ING SOLUTION INCOME PORTFOLIO** | |
| (Funds were first received in this option during September 2012) | |
| Value at beginning of period | $10.05 |
| Value at end of period | $10.22 |
| Number of accumulation units outstanding at end of period | 15 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | |
| (Funds were first received in this option during September 2012) | |
| Value at beginning of period | $10.04 |
| Value at end of period | $10.40 |
| Number of accumulation units outstanding at end of period | 18,698 |
| **ING U.S. BOND INDEX PORTFOLIO** | |
| (Funds were first received in this option during February 2012) | |
| Value at beginning of period | $12.47 |
| Value at end of period | $12.85 |
| Number of accumulation units outstanding at end of period | 43 |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | |
| (Funds were first received in this option during September 2012) | |
| Value at beginning of period | $9.91 |
| Value at end of period | $10.91 |
| Number of accumulation units outstanding at end of period | 42,990 |
| **TEMPLETON GLOBAL BOND FUND** | |
| (Funds were first received in this option during September 2012) | |
| Value at beginning of period | $9.94 |
| Value at end of period | $10.57 |
| Number of accumulation units outstanding at end of period | 11,378 |

## TABLE 2
### FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.75%
(Selected data for accumulation units outstanding throughout each period)

|  | 2012 | 2011 |
|---|---|---|
| **ALGER GREEN FUND** | | |
| Value at beginning of period | $13.29 | $14.13 |
| Value at end of period | $15.16 | $13.29 |
| Number of accumulation units outstanding at end of period | 5,128 | 6,117 |

CFI 2

**Condensed Financial Information (continued)**

| | 2012 | 2011 |
|---|---|---|
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | |
| Value at beginning of period | $12.60 | $11.23 |
| Value at end of period | $13.34 | $12.60 |
| Number of accumulation units outstanding at end of period | 177,327 | 142,894 |
| **AMERICAN MUTUAL FUND®** | | |
| (Funds were first received in this option during September 2011) | | |
| Value at beginning of period | $10.54 | $9.67 |
| Value at end of period | $11.74 | $10.54 |
| Number of accumulation units outstanding at end of period | 274 | 88 |
| **ARIEL FUND** | | |
| Value at beginning of period | $15.17 | $17.24 |
| Value at end of period | $18.12 | $15.17 |
| Number of accumulation units outstanding at end of period | 7,337 | 2,131 |
| **ARTISAN INTERNATIONAL FUND** | | |
| Value at beginning of period | $7.76 | $8.43 |
| Value at end of period | $9.65 | $7.76 |
| Number of accumulation units outstanding at end of period | 5,587 | 3,213 |
| **ASTON/FAIRPOINTE MID CAP FUND** | | |
| Value at beginning of period | $10.90 | $11.75 |
| Value at end of period | $12.60 | $10.90 |
| Number of accumulation units outstanding at end of period | 5,915 | 5,735 |
| **COLUMBIA MID CAP VALUE FUND** | | |
| Value at beginning of period | $9.28 | $9.77 |
| Value at end of period | $10.73 | $9.28 |
| Number of accumulation units outstanding at end of period | 9,479 | 6,347 |
| **EUROPACIFIC GROWTH FUND®** | | |
| Value at beginning of period | $14.94 | $17.42 |
| Value at end of period | $17.67 | $14.94 |
| Number of accumulation units outstanding at end of period | 901,005 | 1,019,992 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | |
| Value at beginning of period | $19.48 | $20.13 |
| Value at end of period | $22.51 | $19.48 |
| Number of accumulation units outstanding at end of period | 1,050,981 | 1,137,377 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | |
| Value at beginning of period | $18.83 | $19.71 |
| Value at end of period | $22.12 | $18.83 |
| Number of accumulation units outstanding at end of period | 113,547 | 188,458 |
| **FUNDAMENTAL INVESTORS℠** | | |
| Value at beginning of period | $8.92 | $9.16 |
| Value at end of period | $10.37 | $8.92 |
| Number of accumulation units outstanding at end of period | 203,477 | 204,466 |
| **ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO** | | |
| Value at beginning of period | $4.87 | $5.48 |
| Value at end of period | $5.22 | $4.87 |
| Number of accumulation units outstanding at end of period | 259,666 | 284,725 |
| **ING CLARION REAL ESTATE PORTFOLIO** | | |
| Value at beginning of period | $11.45 | $10.53 |
| Value at end of period | $13.13 | $11.45 |
| Number of accumulation units outstanding at end of period | 228,126 | 179,483 |
| **ING GLOBAL RESOURCES PORTFOLIO** | | |
| Value at beginning of period | $11.78 | $13.06 |
| Value at end of period | $11.36 | $11.78 |
| Number of accumulation units outstanding at end of period | 263,307 | 300,929 |

# Condensed Financial Information (continued)

| | 2012 | 2011 |
|---|---|---|
| **ING GROWTH AND INCOME PORTFOLIO** | | |
| Value at beginning of period | $9.86 | $9.96 |
| Value at end of period | $11.33 | $9.86 |
| Number of accumulation units outstanding at end of period | 899,589 | 1,303,429 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | |
| Value at beginning of period | $18.69 | $17.51 |
| Value at end of period | $20.29 | $18.69 |
| Number of accumulation units outstanding at end of period | 335,835 | 349,205 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | |
| Value at beginning of period | $7.03 | $8.06 |
| Value at end of period | $8.28 | $7.03 |
| Number of accumulation units outstanding at end of period | 53,917 | 94,695 |
| **ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | |
| Value at beginning of period | $12.83 | $13.07 |
| Value at end of period | $14.00 | $12.83 |
| Number of accumulation units outstanding at end of period | 319,311 | 411,802 |
| **ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | | |
| Value at beginning of period | $11.65 | $12.00 |
| Value at end of period | $13.25 | $11.65 |
| Number of accumulation units outstanding at end of period | 92,052 | 90,259 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | |
| Value at beginning of period | $19.87 | $24.50 |
| Value at end of period | $23.50 | $19.87 |
| Number of accumulation units outstanding at end of period | 16,380 | 12,573 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | |
| Value at beginning of period | $13.85 | $14.15 |
| Value at end of period | $16.32 | $13.85 |
| Number of accumulation units outstanding at end of period | 19,736 | 14,260 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | |
| Value at beginning of period | $16.99 | $17.20 |
| Value at end of period | $19.25 | $16.99 |
| Number of accumulation units outstanding at end of period | 252,066 | 149,790 |
| **ING MONEY MARKET PORTFOLIO** | | |
| Value at beginning of period | $13.18 | $13.27 |
| Value at end of period | $13.08 | $13.18 |
| Number of accumulation units outstanding at end of period | 867,098 | 935,309 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | |
| Value at beginning of period | $12.88 | $14.13 |
| Value at end of period | $15.09 | $12.88 |
| Number of accumulation units outstanding at end of period | 619,713 | 902,391 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | |
| Value at beginning of period | $15.12 | $15.34 |
| Value at end of period | $17.44 | $15.12 |
| Number of accumulation units outstanding at end of period | 29,121 | 34,580 |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | |
| Value at beginning of period | $9.25 | $9.09 |
| Value at end of period | $10.61 | $9.25 |
| Number of accumulation units outstanding at end of period | 60,057 | 37,050 |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | |
| Value at beginning of period | $9.99 | $10.26 |
| Value at end of period | $11.60 | $9.99 |
| Number of accumulation units outstanding at end of period | 13,728 | 14,155 |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | |
| Value at beginning of period | $10.48 | $10.99 |
| Value at end of period | $12.07 | $10.48 |
| Number of accumulation units outstanding at end of period | 11,038 | 9,278 |

Condensed Financial Information (continued)

| | 2012 | 2011 |
|---|---|---|
| **ING SMALL COMPANY PORTFOLIO** | | |
| Value at beginning of period | $21.19 | $21.90 |
| Value at end of period | $24.09 | $21.19 |
| Number of accumulation units outstanding at end of period | 112,565 | 174,448 |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | |
| Value at beginning of period | $11.10 | $11.09 |
| Value at end of period | $12.69 | $11.10 |
| Number of accumulation units outstanding at end of period | 26,721 | 16,464 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | |
| Value at beginning of period | $14.22 | $13.93 |
| Value at end of period | $16.16 | $14.22 |
| Number of accumulation units outstanding at end of period | 3,081,701 | 2,868,974 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | |
| Value at beginning of period | $16.43 | $16.70 |
| Value at end of period | $19.11 | $16.43 |
| Number of accumulation units outstanding at end of period | 67,391 | 50,329 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | |
| Value at beginning of period | $7.81 | $8.94 |
| Value at end of period | $9.21 | $7.81 |
| Number of accumulation units outstanding at end of period | 164,836 | 105,300 |
| **ING U.S. BOND INDEX PORTFOLIO** | | |
| Value at beginning of period | $12.04 | $11.31 |
| Value at end of period | $12.41 | $12.04 |
| Number of accumulation units outstanding at end of period | 27,027 | 29,210 |
| **ING U.S. STOCK INDEX PORTFOLIO** | | |
| Value at beginning of period | $12.30 | $12.18 |
| Value at end of period | $14.14 | $12.30 |
| Number of accumulation units outstanding at end of period | 5,777 | 2,966 |
| **INVESCO MID CAP CORE EQUITY FUND** | | |
| Value at beginning of period | $12.79 | $13.74 |
| Value at end of period | $14.01 | $12.79 |
| Number of accumulation units outstanding at end of period | 1,659 | 1,408 |
| **TEMPLETON GLOBAL BOND FUND** | | |
| Value at beginning of period | $28.02 | $28.91 |
| Value at end of period | $32.20 | $28.02 |
| Number of accumulation units outstanding at end of period | 893,765 | 891,261 |
| **THE GROWTH FUND OF AMERICA®** | | |
| Value at beginning of period | $12.67 | $13.41 |
| Value at end of period | $15.16 | $12.67 |
| Number of accumulation units outstanding at end of period | 1,208,645 | 1,226,026 |
| **USAA PRECIOUS METALS AND MINERALS FUND** | | |
| (Funds were first received in this option during May 2011) | | |
| Value at beginning of period | $8.76 | $9.81 |
| Value at end of period | $7.65 | $8.76 |
| Number of accumulation units outstanding at end of period | 48,427 | 48,109 |
| **WANGER SELECT** | | |
| Value at beginning of period | $13.86 | $16.96 |
| Value at end of period | $16.29 | $13.86 |
| Number of accumulation units outstanding at end of period | 314,224 | 347,803 |
| **WANGER USA** | | |
| Value at beginning of period | $14.23 | $14.86 |
| Value at end of period | $16.95 | $14.23 |
| Number of accumulation units outstanding at end of period | 107,173 | 126,160 |

# Condensed Financial Information (continued)

## TABLE 3

FOR CONTRACTS ISSUED UNDER 403(B), 401(A) AND 401(K) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.80%
(Selected data for accumulation units outstanding throughout each period)

|  | 2012 |
|---|---|
| **AMERICAN MUTUAL FUND®** | |
| (Funds were first received in this option during September 2012) | |
| Value at beginning of period | $11.77 |
| Value at end of period | $11.73 |
| Number of accumulation units outstanding at end of period | 31 |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | |
| (Funds were first received in this option during December 2012) | |
| Value at beginning of period | $12.58 |
| Value at end of period | $12.84 |
| Number of accumulation units outstanding at end of period | 13 |
| **ING INDEX SOLUTION 2015 PORTFOLIO** | |
| (Funds were first received in this option during October 2012) | |
| Value at beginning of period | $14.27 |
| Value at end of period | $14.37 |
| Number of accumulation units outstanding at end of period | 345 |
| **ING LARGE CAP GROWTH PORTFOLIO** | |
| (Funds were first received in this option during April 2012) | |
| Value at beginning of period | $13.44 |
| Value at end of period | $13.81 |
| Number of accumulation units outstanding at end of period | 174 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | |
| (Funds were first received in this option during April 2012) | |
| Value at beginning of period | $10.57 |
| Value at end of period | $11.07 |
| Number of accumulation units outstanding at end of period | 41 |
| **TEMPLETON GLOBAL BOND FUND** | |
| (Funds were first received in this option during April 2012) | |
| Value at beginning of period | $9.99 |
| Value at end of period | $10.79 |
| Number of accumulation units outstanding at end of period | 392 |

## TABLE 4

FOR CONTRACTS ISSUED UNDER 403(B) AND 401(A) PLANS AND DEFERRED COMPENSATION CONTRACTS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95%
(Selected data for accumulation units outstanding throughout each period)

|  | 2012 | 2011 |
|---|---|---|
| **ALGER GREEN FUND** | | |
| Value at beginning of period | $13.22 | $14.09 |
| Value at end of period | $15.05 | $13.22 |
| Number of accumulation units outstanding at end of period | 6,031 | 5,954 |
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | |
| Value at beginning of period | $12.53 | $11.20 |
| Value at end of period | $13.24 | $12.53 |
| Number of accumulation units outstanding at end of period | 122,142 | 94,773 |

# Condensed Financial Information (continued)

| | 2012 | 2011 |
|---|---|---|
| **AMERICAN MUTUAL FUND®** | | |
| (Funds were first received in this option during November 2011) | | |
| Value at beginning of period | $10.52 | $10.34 |
| Value at end of period | $11.69 | $10.52 |
| Number of accumulation units outstanding at end of period | 1,664 | 12 |
| **ARIEL FUND** | | |
| Value at beginning of period | $10.15 | $11.56 |
| Value at end of period | $12.10 | $10.15 |
| Number of accumulation units outstanding at end of period | 11,322 | 9,880 |
| **ARTISAN INTERNATIONAL FUND** | | |
| Value at beginning of period | $7.69 | $8.37 |
| Value at end of period | $9.55 | $7.69 |
| Number of accumulation units outstanding at end of period | 34,867 | 22,314 |
| **ASTON/FAIRPOINTE MID CAP FUND** | | |
| Value at beginning of period | $10.86 | $11.74 |
| Value at end of period | $12.53 | $10.86 |
| Number of accumulation units outstanding at end of period | 43,476 | 28,312 |
| **COLUMBIA MID CAP VALUE FUND** | | |
| Value at beginning of period | $9.21 | $9.72 |
| Value at end of period | $10.63 | $9.21 |
| Number of accumulation units outstanding at end of period | 12,442 | 12,903 |
| **EUROPACIFIC GROWTH FUND®** | | |
| Value at beginning of period | $14.71 | $17.19 |
| Value at end of period | $17.37 | $14.71 |
| Number of accumulation units outstanding at end of period | 585,430 | 606,669 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | |
| Value at beginning of period | $29.50 | $30.55 |
| Value at end of period | $34.01 | $29.50 |
| Number of accumulation units outstanding at end of period | 1,036,706 | 1,130,087 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | |
| Value at beginning of period | $18.44 | $19.34 |
| Value at end of period | $21.62 | $18.44 |
| Number of accumulation units outstanding at end of period | 197,548 | 205,528 |
| **FUNDAMENTAL INVESTORS[SM]** | | |
| Value at beginning of period | $8.85 | $9.11 |
| Value at end of period | $10.27 | $8.85 |
| Number of accumulation units outstanding at end of period | 242,343 | 225,832 |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | |
| (Funds were first received in this option during November 2011) | | |
| Value at beginning of period | $11.08 | $10.97 |
| Value at end of period | $12.79 | $11.08 |
| Number of accumulation units outstanding at end of period | 253 | 48 |
| **ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO** | | |
| Value at beginning of period | $4.76 | $5.36 |
| Value at end of period | $5.09 | $4.76 |
| Number of accumulation units outstanding at end of period | 245,482 | 255,801 |
| **ING CLARION REAL ESTATE PORTFOLIO** | | |
| Value at beginning of period | $11.32 | $10.43 |
| Value at end of period | $12.95 | $11.32 |
| Number of accumulation units outstanding at end of period | 223,684 | 180,241 |
| **ING GLOBAL RESOURCES PORTFOLIO** | | |
| Value at beginning of period | $11.66 | $12.95 |
| Value at end of period | $11.22 | $11.66 |
| Number of accumulation units outstanding at end of period | 380,456 | 453,274 |

CFI 7

**Condensed Financial Information (continued)**

| | 2012 | 2011 |
|---|---|---|
| **ING GROWTH AND INCOME PORTFOLIO** | | |
| Value at beginning of period | $15.86 | $16.05 |
| Value at end of period | $18.19 | $15.86 |
| Number of accumulation units outstanding at end of period | 1,670,182 | 1,861,396 |
| **ING INDEX SOLUTION 2015 PORTFOLIO** | | |
| (Funds were first received in this option during December 2011) | | |
| Value at beginning of period | $13.08 | $12.83 |
| Value at end of period | $14.31 | $13.08 |
| Number of accumulation units outstanding at end of period | 697 | 157 |
| **ING INDEX SOLUTION 2025 PORTFOLIO** | | |
| (Funds were first received in this option during October 2011) | | |
| Value at beginning of period | $13.48 | $13.93 |
| Value at end of period | $15.12 | $13.48 |
| Number of accumulation units outstanding at end of period | 2,584 | 666 |
| **ING INDEX SOLUTION 2035 PORTFOLIO** | | |
| (Funds were first received in this option during November 2011) | | |
| Value at beginning of period | $13.63 | $13.76 |
| Value at end of period | $15.59 | $13.63 |
| Number of accumulation units outstanding at end of period | 1,430 | 300 |
| **ING INDEX SOLUTION 2045 PORTFOLIO** | | |
| (Funds were first received in this option during October 2011) | | |
| Value at beginning of period | $13.94 | $13.95 |
| Value at end of period | $16.05 | $13.94 |
| Number of accumulation units outstanding at end of period | 1,038 | 455 |
| **ING INDEX SOLUTION 2055 PORTFOLIO** | | |
| (Funds were first received in this option during November 2011) | | |
| Value at beginning of period | $10.98 | $11.10 |
| Value at end of period | $12.64 | $10.98 |
| Number of accumulation units outstanding at end of period | 219 | 35 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | |
| Value at beginning of period | $20.93 | $19.65 |
| Value at end of period | $22.68 | $20.93 |
| Number of accumulation units outstanding at end of period | 554,849 | 571,135 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | |
| Value at beginning of period | $6.98 | $8.02 |
| Value at end of period | $8.21 | $6.98 |
| Number of accumulation units outstanding at end of period | 146,917 | 125,263 |
| **ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | |
| Value at beginning of period | $12.79 | $13.05 |
| Value at end of period | $13.78 | $12.79 |
| Number of accumulation units outstanding at end of period | 723,553 | 836,002 |
| **ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | | |
| Value at beginning of period | $11.50 | $11.87 |
| Value at end of period | $13.05 | $11.50 |
| Number of accumulation units outstanding at end of period | 95,868 | 99,288 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | |
| Value at beginning of period | $19.61 | $24.22 |
| Value at end of period | $23.14 | $19.61 |
| Number of accumulation units outstanding at end of period | 94,605 | 88,188 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | |
| Value at beginning of period | $13.67 | $13.99 |
| Value at end of period | $16.07 | $13.67 |
| Number of accumulation units outstanding at end of period | 59,814 | 49,291 |

CFI 8

# Condensed Financial Information (continued)

| | 2012 | 2011 |
|---|---|---|
| **ING LARGE CAP GROWTH PORTFOLIO** | | |
| (Funds were first received in this option during October 2011) | | |
| Value at beginning of period | $11.79 | $11.86 |
| Value at end of period | $13.76 | $11.79 |
| Number of accumulation units outstanding at end of period | 5,408 | 436 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | |
| Value at beginning of period | $16.64 | $16.88 |
| Value at end of period | $18.82 | $16.64 |
| Number of accumulation units outstanding at end of period | 128,908 | 104,620 |
| **ING MONEY MARKET PORTFOLIO** | | |
| Value at beginning of period | $14.00 | $14.13 |
| Value at end of period | $13.87 | $14.00 |
| Number of accumulation units outstanding at end of period | 546,739 | 707,063 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | |
| Value at beginning of period | $12.84 | $14.11 |
| Value at end of period | $15.48 | $12.84 |
| Number of accumulation units outstanding at end of period | 1,264,374 | 1,437,522 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | |
| (Funds were first received in this option during November 2011) | | |
| Value at beginning of period | $10.29 | $10.17 |
| Value at end of period | $11.03 | $10.29 |
| Number of accumulation units outstanding at end of period | 10,115 | 314 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | |
| Value at beginning of period | $14.95 | $15.20 |
| Value at end of period | $17.21 | $14.95 |
| Number of accumulation units outstanding at end of period | 102,787 | 78,885 |
| **ING PIONEER MID CAP VALUE PORTFOLIO** | | |
| (Funds were first received in this option during November 2011) | | |
| Value at beginning of period | $9.54 | $9.61 |
| Value at end of period | $10.50 | $9.54 |
| Number of accumulation units outstanding at end of period | 22 | 3 |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | |
| Value at beginning of period | $9.19 | $9.04 |
| Value at end of period | $10.52 | $9.19 |
| Number of accumulation units outstanding at end of period | 115,917 | 94,922 |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | |
| Value at beginning of period | $9.92 | $10.20 |
| Value at end of period | $11.50 | $9.92 |
| Number of accumulation units outstanding at end of period | 34,477 | 35,014 |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | |
| Value at beginning of period | $10.40 | $10.93 |
| Value at end of period | $11.96 | $10.40 |
| Number of accumulation units outstanding at end of period | 15,352 | 17,258 |
| **ING SMALL COMPANY PORTFOLIO** | | |
| Value at beginning of period | $30.89 | $31.98 |
| Value at end of period | $35.04 | $30.89 |
| Number of accumulation units outstanding at end of period | 135,275 | 137,528 |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | |
| Value at beginning of period | $10.87 | $10.88 |
| Value at end of period | $12.40 | $10.87 |
| Number of accumulation units outstanding at end of period | 73,862 | 72,009 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | |
| Value at beginning of period | $14.03 | $13.77 |
| Value at end of period | $15.91 | $14.03 |
| Number of accumulation units outstanding at end of period | 1,183,144 | 1,109,412 |

# Condensed Financial Information (continued)

| | 2012 | 2011 |
|---|---|---|
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | |
| Value at beginning of period | $16.10 | $16.40 |
| Value at end of period | $18.70 | $16.10 |
| Number of accumulation units outstanding at end of period | 174,723 | 163,826 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | |
| Value at beginning of period | $7.75 | $8.89 |
| Value at end of period | $9.13 | $7.75 |
| Number of accumulation units outstanding at end of period | 347,947 | 275,242 |
| **ING U.S. BOND INDEX PORTFOLIO** | | |
| Value at beginning of period | $11.95 | $11.25 |
| Value at end of period | $12.29 | $11.95 |
| Number of accumulation units outstanding at end of period | 35,456 | 36,942 |
| **ING U.S. STOCK INDEX PORTFOLIO** | | |
| Value at beginning of period | $12.12 | $12.02 |
| Value at end of period | $13.90 | $12.12 |
| Number of accumulation units outstanding at end of period | 2,454 | 2,666 |
| **INVESCO MID CAP CORE EQUITY FUND** | | |
| Value at beginning of period | $12.72 | $13.70 |
| Value at end of period | $13.91 | $12.72 |
| Number of accumulation units outstanding at end of period | 14,464 | 12,716 |
| **TEMPLETON GLOBAL BOND FUND** | | |
| Value at beginning of period | $18.44 | $19.06 |
| Value at end of period | $21.15 | $18.44 |
| Number of accumulation units outstanding at end of period | 697,235 | 699,955 |
| **THE GROWTH FUND OF AMERICA®** | | |
| Value at beginning of period | $12.47 | $13.24 |
| Value at end of period | $14.89 | $12.47 |
| Number of accumulation units outstanding at end of period | 997,051 | 1,014,665 |
| **USAA PRECIOUS METALS AND MINERALS FUND** (Funds were first received in this option during May 2011) | | |
| Value at beginning of period | $8.75 | $9.70 |
| Value at end of period | $7.62 | $8.75 |
| Number of accumulation units outstanding at end of period | 52,541 | 43,049 |
| **WANGER SELECT** | | |
| Value at beginning of period | $13.65 | $16.74 |
| Value at end of period | $16.01 | $13.65 |
| Number of accumulation units outstanding at end of period | 223,821 | 229,080 |
| **WANGER USA** | | |
| Value at beginning of period | $14.01 | $14.66 |
| Value at end of period | $16.66 | $14.01 |
| Number of accumulation units outstanding at end of period | 73,015 | 79,950 |

**TABLE 5**

FOR CONTRACTS ISSUED UNDER 403(B) AND 401(K) PLANS AND DEFERRED COMPENSATION CONTRACTS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.00%
(Selected data for accumulation units outstanding throughout each period)

| | 2012 | 2011 |
|---|---|---|
| **ALGER GREEN FUND** | | |
| Value at beginning of period | $13.21 | $14.07 |
| Value at end of period | $15.02 | $13.21 |
| Number of accumulation units outstanding at end of period | 35,164 | 25,734 |

CFI 10

# Condensed Financial Information (continued)

| | 2012 | 2011 |
|---|---|---|
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | |
| Value at beginning of period | $12.52 | $11.19 |
| Value at end of period | $13.22 | $12.52 |
| Number of accumulation units outstanding at end of period | 591,153 | 419,596 |
| **AMERICAN MUTUAL FUND®** | | |
| (Funds were first received in this option during July 2011) | | |
| Value at beginning of period | $10.51 | $10.82 |
| Value at end of period | $11.68 | $10.51 |
| Number of accumulation units outstanding at end of period | 342 | 267 |
| **ARIEL FUND** | | |
| Value at beginning of period | $10.15 | $11.56 |
| Value at end of period | $12.09 | $10.15 |
| Number of accumulation units outstanding at end of period | 31,318 | 21,326 |
| **ARTISAN INTERNATIONAL FUND** | | |
| Value at beginning of period | $7.67 | $8.35 |
| Value at end of period | $9.52 | $7.67 |
| Number of accumulation units outstanding at end of period | 68,700 | 67,626 |
| **ASTON/FAIRPOINTE MID CAP FUND** | | |
| Value at beginning of period | $10.85 | $11.73 |
| Value at end of period | $12.51 | $10.85 |
| Number of accumulation units outstanding at end of period | 251,081 | 151,639 |
| **COLUMBIA MID CAP VALUE FUND** | | |
| Value at beginning of period | $9.20 | $9.70 |
| Value at end of period | $10.61 | $9.20 |
| Number of accumulation units outstanding at end of period | 68,807 | 75,847 |
| **EUROPACIFIC GROWTH FUND®** | | |
| Value at beginning of period | $14.65 | $17.13 |
| Value at end of period | $17.30 | $14.65 |
| Number of accumulation units outstanding at end of period | 2,736,978 | 2,878,122 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | |
| Value at beginning of period | $29.27 | $30.33 |
| Value at end of period | $33.73 | $29.27 |
| Number of accumulation units outstanding at end of period | 3,135,098 | 3,164,441 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | |
| Value at beginning of period | $18.34 | $19.25 |
| Value at end of period | $21.50 | $18.34 |
| Number of accumulation units outstanding at end of period | 679,825 | 713,462 |
| **FUNDAMENTAL INVESTORS℠** | | |
| Value at beginning of period | $8.84 | $9.10 |
| Value at end of period | $10.25 | $8.84 |
| Number of accumulation units outstanding at end of period | 588,206 | 649,765 |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | |
| (Funds were first received in this option during July 2012) | | |
| Value at beginning of period | $11.72 | |
| Value at end of period | $12.78 | |
| Number of accumulation units outstanding at end of period | 3,524 | |
| **ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO** | | |
| Value at beginning of period | $4.73 | $5.34 |
| Value at end of period | $5.05 | $4.73 |
| Number of accumulation units outstanding at end of period | 1,012,915 | 1,134,019 |
| **ING CLARION REAL ESTATE PORTFOLIO** | | |
| Value at beginning of period | $11.29 | $10.41 |
| Value at end of period | $12.91 | $11.29 |
| Number of accumulation units outstanding at end of period | 866,048 | 733,225 |

CFI 11

# Condensed Financial Information (continued)

| | 2012 | 2011 |
|---|---|---|
| **ING GLOBAL RESOURCES PORTFOLIO** | | |
| Value at beginning of period | $11.63 | $12.93 |
| Value at end of period | $11.18 | $11.63 |
| Number of accumulation units outstanding at end of period | 1,115,114 | 1,233,632 |
| **ING GROWTH AND INCOME PORTFOLIO** | | |
| Value at beginning of period | $15.74 | $15.94 |
| Value at end of period | $18.04 | $15.74 |
| Number of accumulation units outstanding at end of period | 2,784,865 | 3,122,470 |
| **ING INDEX SOLUTION 2015 PORTFOLIO** | | |
| (Funds were first received in this option during July 2011) | | |
| Value at beginning of period | $13.07 | $13.58 |
| Value at end of period | $14.29 | $13.07 |
| Number of accumulation units outstanding at end of period | 5,508 | 372 |
| **ING INDEX SOLUTION 2025 PORTFOLIO** | | |
| (Funds were first received in this option during July 2011) | | |
| Value at beginning of period | $13.47 | $14.52 |
| Value at end of period | $15.10 | $13.47 |
| Number of accumulation units outstanding at end of period | 7,139 | 420 |
| **ING INDEX SOLUTION 2035 PORTFOLIO** | | |
| (Funds were first received in this option during July 2011) | | |
| Value at beginning of period | $13.62 | $15.01 |
| Value at end of period | $15.57 | $13.62 |
| Number of accumulation units outstanding at end of period | 3,906 | 65 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | |
| Value at beginning of period | $20.77 | $19.50 |
| Value at end of period | $22.49 | $20.77 |
| Number of accumulation units outstanding at end of period | 1,467,500 | 1,403,969 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | |
| Value at beginning of period | $6.97 | $8.01 |
| Value at end of period | $8.19 | $6.97 |
| Number of accumulation units outstanding at end of period | 334,897 | 320,786 |
| **ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | |
| Value at beginning of period | $12.74 | $13.01 |
| Value at end of period | $13.73 | $12.74 |
| Number of accumulation units outstanding at end of period | 2,067,923 | 2,112,686 |
| **ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | | |
| Value at beginning of period | $11.46 | $11.83 |
| Value at end of period | $13.00 | $11.46 |
| Number of accumulation units outstanding at end of period | 259,812 | 279,345 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | |
| Value at beginning of period | $19.55 | $24.15 |
| Value at end of period | $23.05 | $19.55 |
| Number of accumulation units outstanding at end of period | 168,724 | 159,498 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | |
| Value at beginning of period | $13.62 | $13.95 |
| Value at end of period | $16.01 | $13.62 |
| Number of accumulation units outstanding at end of period | 93,630 | 51,309 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | |
| (Funds were first received in this option during July 2011) | | |
| Value at beginning of period | $11.78 | $12.64 |
| Value at end of period | $13.74 | $11.78 |
| Number of accumulation units outstanding at end of period | 6,513 | 1,230 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | |
| Value at beginning of period | $16.55 | $16.80 |
| Value at end of period | $18.71 | $16.55 |
| Number of accumulation units outstanding at end of period | 623,094 | 331,079 |

# Condensed Financial Information (continued)

| | 2012 | 2011 |
|---|---|---|
| **ING MONEY MARKET PORTFOLIO** | | |
| Value at beginning of period | $13.89 | $14.03 |
| Value at end of period | $13.76 | $13.89 |
| Number of accumulation units outstanding at end of period | 2,686,771 | 3,191,766 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | |
| Value at beginning of period | $12.80 | $14.07 |
| Value at end of period | $15.42 | $12.80 |
| Number of accumulation units outstanding at end of period | 3,562,566 | 3,801,021 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | |
| (Funds were first received in this option during July 2011) | | |
| Value at beginning of period | $10.28 | $10.29 |
| Value at end of period | $11.01 | $10.28 |
| Number of accumulation units outstanding at end of period | 7,246 | 452 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | |
| Value at beginning of period | $14.91 | $15.17 |
| Value at end of period | $17.15 | $14.91 |
| Number of accumulation units outstanding at end of period | 230,657 | 198,670 |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | |
| Value at beginning of period | $9.17 | $9.03 |
| Value at end of period | $10.49 | $9.17 |
| Number of accumulation units outstanding at end of period | 311,379 | 215,476 |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | |
| Value at beginning of period | $9.90 | $10.19 |
| Value at end of period | $11.47 | $9.90 |
| Number of accumulation units outstanding at end of period | 211,416 | 173,172 |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | |
| Value at beginning of period | $10.39 | $10.92 |
| Value at end of period | $11.93 | $10.39 |
| Number of accumulation units outstanding at end of period | 202,565 | 173,908 |
| **ING SMALL COMPANY PORTFOLIO** | | |
| Value at beginning of period | $30.67 | $31.76 |
| Value at end of period | $34.77 | $30.67 |
| Number of accumulation units outstanding at end of period | 472,664 | 521,379 |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | |
| Value at beginning of period | $10.81 | $10.83 |
| Value at end of period | $12.33 | $10.81 |
| Number of accumulation units outstanding at end of period | 403,013 | 341,819 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | |
| Value at beginning of period | $13.99 | $13.73 |
| Value at end of period | $15.85 | $13.99 |
| Number of accumulation units outstanding at end of period | 4,947,953 | 4,342,117 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | |
| Value at beginning of period | $16.04 | $16.34 |
| Value at end of period | $18.61 | $16.04 |
| Number of accumulation units outstanding at end of period | 420,961 | 393,593 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | |
| Value at beginning of period | $7.74 | $8.88 |
| Value at end of period | $9.11 | $7.74 |
| Number of accumulation units outstanding at end of period | 1,345,055 | 1,000,279 |
| **ING U.S. BOND INDEX PORTFOLIO** | | |
| Value at beginning of period | $11.93 | $11.24 |
| Value at end of period | $12.26 | $11.93 |
| Number of accumulation units outstanding at end of period | 82,672 | 79,019 |

CFI 13

# Condensed Financial Information (continued)

|  | 2012 | 2011 |
|---|---|---|
| **ING U.S. STOCK INDEX PORTFOLIO** | | |
| Value at beginning of period | $12.07 | $11.98 |
| Value at end of period | $13.84 | $12.07 |
| Number of accumulation units outstanding at end of period | 2,839 | 21,652 |
| **INVESCO MID CAP CORE EQUITY FUND** | | |
| Value at beginning of period | $15.49 | $16.69 |
| Value at end of period | $16.93 | $15.49 |
| Number of accumulation units outstanding at end of period | 34,235 | 35,891 |
| **TEMPLETON GLOBAL BOND FUND** | | |
| Value at beginning of period | $18.37 | $19.00 |
| Value at end of period | $21.06 | $18.37 |
| Number of accumulation units outstanding at end of period | 2,596,041 | 2,540,197 |
| **THE GROWTH FUND OF AMERICA®** | | |
| Value at beginning of period | $12.43 | $13.19 |
| Value at end of period | $14.83 | $12.43 |
| Number of accumulation units outstanding at end of period | 3,142,962 | 3,449,060 |
| **USAA PRECIOUS METALS AND MINERALS FUND** | | |
| (Funds were first received in this option during May 2011) | | |
| Value at beginning of period | $8.75 | $9.81 |
| Value at end of period | $7.61 | $8.75 |
| Number of accumulation units outstanding at end of period | 268,859 | 110,537 |
| **WANGER SELECT** | | |
| Value at beginning of period | $13.59 | $16.68 |
| Value at end of period | $15.94 | $13.59 |
| Number of accumulation units outstanding at end of period | 861,491 | 928,404 |
| **WANGER USA** | | |
| Value at beginning of period | $13.96 | $14.61 |
| Value at end of period | $16.59 | $13.96 |
| Number of accumulation units outstanding at end of period | 870,892 | 866,682 |

## TABLE 6
### FOR CONTRACTS ISSUED UNDER 403(B) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.10%
(Selected data for accumulation units outstanding throughout each period)

|  | 2012 | 2011 |
|---|---|---|
| **ALGER GREEN FUND** | | |
| Value at beginning of period | $13.17 | $14.05 |
| Value at end of period | $14.97 | $13.17 |
| Number of accumulation units outstanding at end of period | 424 | 669 |
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | |
| Value at beginning of period | $12.48 | $11.17 |
| Value at end of period | $13.17 | $12.48 |
| Number of accumulation units outstanding at end of period | 37,516 | 13,100 |
| **AMERICAN MUTUAL FUND®** | | |
| (Funds were first received in this option during November 2012) | | |
| Value at beginning of period | $11.35 | |
| Value at end of period | $11.65 | |
| Number of accumulation units outstanding at end of period | 10 | |
| **ARIEL FUND** | | |
| Value at beginning of period | $10.13 | $11.55 |
| Value at end of period | $12.05 | $10.13 |
| Number of accumulation units outstanding at end of period | 4,776 | 2,226 |

# Condensed Financial Information (continued)

| | 2012 | 2011 |
|---|---|---|
| **ARTISAN INTERNATIONAL FUND** | | |
| Value at beginning of period | $7.63 | $8.32 |
| Value at end of period | $9.46 | $7.63 |
| Number of accumulation units outstanding at end of period | 3,572 | 1,717 |
| **ASTON/FAIRPOINTE MID CAP FUND** | | |
| Value at beginning of period | $10.84 | $11.72 |
| Value at end of period | $12.48 | $10.84 |
| Number of accumulation units outstanding at end of period | 4,991 | 2,133 |
| **COLUMBIA MID CAP VALUE FUND** | | |
| Value at beginning of period | $9.16 | $9.68 |
| Value at end of period | $10.56 | $9.16 |
| Number of accumulation units outstanding at end of period | 2,607 | 1,943 |
| **EUROPACIFIC GROWTH FUND®** | | |
| Value at beginning of period | $14.54 | $17.02 |
| Value at end of period | $17.15 | $14.54 |
| Number of accumulation units outstanding at end of period | 77,431 | 68,024 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | |
| Value at beginning of period | $28.81 | $29.88 |
| Value at end of period | $33.17 | $28.81 |
| Number of accumulation units outstanding at end of period | 220,953 | 234,868 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | |
| Value at beginning of period | $18.15 | $19.07 |
| Value at end of period | $21.25 | $18.15 |
| Number of accumulation units outstanding at end of period | 31,445 | 33,412 |
| **FUNDAMENTAL INVESTORS^SM** | | |
| Value at beginning of period | $8.80 | $9.08 |
| Value at end of period | $10.20 | $8.80 |
| Number of accumulation units outstanding at end of period | 36,185 | 32,043 |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | |
| (Funds were first received in this option during November 2011) | | |
| Value at beginning of period | $11.05 | $10.79 |
| Value at end of period | $12.75 | $11.05 |
| Number of accumulation units outstanding at end of period | 1,188 | 85 |
| **ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO** | | |
| Value at beginning of period | $4.68 | $5.28 |
| Value at end of period | $4.99 | $4.68 |
| Number of accumulation units outstanding at end of period | 44,228 | 51,353 |
| **ING CLARION REAL ESTATE PORTFOLIO** | | |
| Value at beginning of period | $11.22 | $10.36 |
| Value at end of period | $12.82 | $11.22 |
| Number of accumulation units outstanding at end of period | 19,865 | 16,742 |
| **ING GLOBAL RESOURCES PORTFOLIO** | | |
| Value at beginning of period | $11.57 | $12.87 |
| Value at end of period | $11.12 | $11.57 |
| Number of accumulation units outstanding at end of period | 63,329 | 64,177 |
| **ING GROWTH AND INCOME PORTFOLIO** | | |
| Value at beginning of period | $15.49 | $15.71 |
| Value at end of period | $17.74 | $15.49 |
| Number of accumulation units outstanding at end of period | 163,608 | 227,292 |
| **ING INDEX SOLUTION 2055 PORTFOLIO** | | |
| (Funds were first received in this option during October 2012) | | |
| Value at beginning of period | $12.18 | |
| Value at end of period | $12.59 | |
| Number of accumulation units outstanding at end of period | 56 | |

CFI 15

# Condensed Financial Information (continued)

| | 2012 | 2011 |
|---|---|---|
| **ING INTERMEDIATE BOND PORTFOLIO** | | |
| Value at beginning of period | $20.44 | $19.22 |
| Value at end of period | $22.12 | $20.44 |
| Number of accumulation units outstanding at end of period | 89,949 | 92,326 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | |
| Value at beginning of period | $6.94 | $7.99 |
| Value at end of period | $8.15 | $6.94 |
| Number of accumulation units outstanding at end of period | 30,957 | 23,367 |
| **ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | |
| Value at beginning of period | $12.65 | $12.93 |
| Value at end of period | $13.62 | $12.65 |
| Number of accumulation units outstanding at end of period | 226,598 | 246,727 |
| **ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | | |
| Value at beginning of period | $11.38 | $11.76 |
| Value at end of period | $12.90 | $11.38 |
| Number of accumulation units outstanding at end of period | 6,077 | 8,393 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | |
| Value at beginning of period | $19.41 | $24.02 |
| Value at end of period | $22.87 | $19.41 |
| Number of accumulation units outstanding at end of period | 13,672 | 17,635 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | |
| Value at beginning of period | $13.53 | $13.87 |
| Value at end of period | $15.89 | $13.53 |
| Number of accumulation units outstanding at end of period | 8,280 | 2,634 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | |
| (Funds were first received in this option during March 2012) | | |
| Value at beginning of period | $13.66 | |
| Value at end of period | $13.70 | |
| Number of accumulation units outstanding at end of period | 1,038 | |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | |
| Value at beginning of period | $16.38 | $16.64 |
| Value at end of period | $18.50 | $16.38 |
| Number of accumulation units outstanding at end of period | 27,561 | 20,661 |
| **ING MONEY MARKET PORTFOLIO** | | |
| Value at beginning of period | $13.68 | $13.83 |
| Value at end of period | $13.53 | $13.68 |
| Number of accumulation units outstanding at end of period | 210,844 | 189,340 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | |
| Value at beginning of period | $12.71 | $13.99 |
| Value at end of period | $15.30 | $12.71 |
| Number of accumulation units outstanding at end of period | 327,230 | 357,520 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | |
| (Funds were first received in this option during September 2012) | | |
| Value at beginning of period | $10.87 | |
| Value at end of period | $10.99 | |
| Number of accumulation units outstanding at end of period | 1,251 | |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | |
| Value at beginning of period | $14.82 | $15.10 |
| Value at end of period | $17.04 | $14.82 |
| Number of accumulation units outstanding at end of period | 13,962 | 10,056 |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | |
| Value at beginning of period | $9.14 | $9.01 |
| Value at end of period | $10.44 | $9.14 |
| Number of accumulation units outstanding at end of period | 30,746 | 14,946 |

# Condensed Financial Information (continued)

|  | 2012 | 2011 |
|---|---|---|
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | |
| Value at beginning of period | $9.86 | $10.16 |
| Value at end of period | $11.42 | $9.86 |
| Number of accumulation units outstanding at end of period | 3,604 | 4,014 |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | |
| Value at beginning of period | $10.35 | $10.89 |
| Value at end of period | $11.88 | $10.35 |
| Number of accumulation units outstanding at end of period | 5,605 | 5,463 |
| **ING SMALL COMPANY PORTFOLIO** | | |
| Value at beginning of period | $30.22 | $31.33 |
| Value at end of period | $34.23 | $30.22 |
| Number of accumulation units outstanding at end of period | 25,246 | 27,295 |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | |
| Value at beginning of period | $10.70 | $10.73 |
| Value at end of period | $12.19 | $10.70 |
| Number of accumulation units outstanding at end of period | 11,044 | 10,401 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | |
| Value at beginning of period | $13.89 | $13.65 |
| Value at end of period | $15.73 | $13.89 |
| Number of accumulation units outstanding at end of period | 153,090 | 131,986 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | |
| Value at beginning of period | $15.90 | $16.22 |
| Value at end of period | $18.43 | $15.90 |
| Number of accumulation units outstanding at end of period | 42,825 | 53,577 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | |
| Value at beginning of period | $7.71 | $8.85 |
| Value at end of period | $9.06 | $7.71 |
| Number of accumulation units outstanding at end of period | 79,859 | 55,304 |
| **ING U.S. BOND INDEX PORTFOLIO** | | |
| Value at beginning of period | $11.88 | $11.21 |
| Value at end of period | $12.21 | $11.88 |
| Number of accumulation units outstanding at end of period | 12,982 | 13,006 |
| **INVESCO MID CAP CORE EQUITY FUND** | | |
| Value at beginning of period | $12.67 | $13.66 |
| Value at end of period | $13.83 | $12.67 |
| Number of accumulation units outstanding at end of period | 597 | 1,395 |
| **PARNASSUS EQUITY INCOME FUND** | | |
| (Funds were first received in this option during November 2012) | | |
| Value at beginning of period | $15.51 | |
| Value at end of period | $16.06 | |
| Number of accumulation units outstanding at end of period | 46 | |
| **TEMPLETON GLOBAL BOND FUND** | | |
| Value at beginning of period | $18.23 | $18.87 |
| Value at end of period | $20.88 | $18.23 |
| Number of accumulation units outstanding at end of period | 50,799 | 44,116 |
| **THE GROWTH FUND OF AMERICA®** | | |
| Value at beginning of period | $12.33 | $13.10 |
| Value at end of period | $14.70 | $12.33 |
| Number of accumulation units outstanding at end of period | 109,479 | 127,160 |
| **USAA PRECIOUS METALS AND MINERALS FUND** | | |
| (Funds were first received in this option during July 2011) | | |
| Value at beginning of period | $8.74 | $10.65 |
| Value at end of period | $7.60 | $8.74 |
| Number of accumulation units outstanding at end of period | 12,397 | 5,804 |

CFI 17

# Condensed Financial Information (continued)

|  | **2012** | **2011** |
|---|---|---|
| **WANGER SELECT** | | |
| Value at beginning of period | $13.49 | $16.57 |
| Value at end of period | $15.81 | $13.49 |
| Number of accumulation units outstanding at end of period | 22,443 | 22,873 |
| **WANGER USA** | | |
| Value at beginning of period | $13.85 | $14.51 |
| Value at end of period | $16.44 | $13.85 |
| Number of accumulation units outstanding at end of period | 18,581 | 19,229 |

## TABLE 7
### FOR CONTRACTS ISSUED UNDER 403(B) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.20%
(Selected data for accumulation units outstanding throughout each period)

|  | **2012** |
|---|---|
| **AMERICAN MUTUAL FUND®** | |
| (Funds were first received in this option during August 2012) | |
| Value at beginning of period | $11.50 |
| Value at end of period | $11.63 |
| Number of accumulation units outstanding at end of period | 47 |
| **ARIEL FUND** | |
| (Funds were first received in this option during April 2012) | |
| Value at beginning of period | $11.18 |
| Value at end of period | $12.02 |
| Number of accumulation units outstanding at end of period | 19 |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | |
| (Funds were first received in this option during January 2012) | |
| Value at beginning of period | $11.61 |
| Value at end of period | $12.71 |
| Number of accumulation units outstanding at end of period | 4 |
| **ING INDEX SOLUTION 2045 PORTFOLIO** | |
| (Funds were first received in this option during December 2012) | |
| Value at beginning of period | $15.64 |
| Value at end of period | $15.95 |
| Number of accumulation units outstanding at end of period | 22 |
| **ING LARGE CAP GROWTH PORTFOLIO** | |
| (Funds were first received in this option during July 2012) | |
| Value at beginning of period | $13.25 |
| Value at end of period | $13.67 |
| Number of accumulation units outstanding at end of period | 1,905 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | |
| (Funds were first received in this option during January 2012) | |
| Value at beginning of period | $10.45 |
| Value at end of period | $10.96 |
| Number of accumulation units outstanding at end of period | 1,395 |
| **ING U.S. STOCK INDEX PORTFOLIO** | |
| (Funds were first received in this option during January 2012) | |
| Value at beginning of period | $12.41 |
| Value at end of period | $13.60 |
| Number of accumulation units outstanding at end of period | 926 |

# Condensed Financial Information (continued)

| | 2012 |
|---|---|
| **INVESCO MID CAP CORE EQUITY FUND** | |
| (Funds were first received in this option during February 2012) | |
| Value at beginning of period | $13.99 |
| Value at end of period | $13.78 |
| Number of accumulation units outstanding at end of period | 2 |
| **PARNASSUS EQUITY INCOME FUND** | |
| (Funds were first received in this option during January 2012) | |
| Value at beginning of period | $14.33 |
| Value at end of period | $16.01 |
| Number of accumulation units outstanding at end of period | 792 |
| **TEMPLETON GLOBAL BOND FUND** | |
| (Funds were first received in this option during January 2012) | |
| Value at beginning of period | $9.58 |
| Value at end of period | $10.72 |
| Number of accumulation units outstanding at end of period | 2,437 |

## TABLE 8
### FOR CERTAIN CONTRACTS ISSUED UNDER 401(A) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

| | 2012 |
|---|---|
| **ALGER GREEN FUND** | |
| Value at beginning of period | $13.12 |
| Value at end of period | $14.88 |
| Number of accumulation units outstanding at end of period | 30,680 |
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | |
| Value at beginning of period | $12.43 |
| Value at end of period | $13.10 |
| Number of accumulation units outstanding at end of period | 647,130 |
| **AMERICAN MUTUAL FUND®** | |
| Value at beginning of period | $10.48 |
| Value at end of period | $11.62 |
| Number of accumulation units outstanding at end of period | 35 |
| **ARIEL FUND** | |
| Value at beginning of period | $10.10 |
| Value at end of period | $12.01 |
| Number of accumulation units outstanding at end of period | 66,427 |
| **ARTISAN INTERNATIONAL FUND** | |
| Value at beginning of period | $7.35 |
| Value at end of period | $9.11 |
| Number of accumulation units outstanding at end of period | 208,888 |
| **ASTON/FAIRPOINTE MID CAP FUND** | |
| Value at beginning of period | $10.81 |
| Value at end of period | $12.43 |
| Number of accumulation units outstanding at end of period | 189,894 |
| **COLUMBIA MID CAP VALUE FUND** | |
| Value at beginning of period | $9.11 |
| Value at end of period | $10.48 |
| Number of accumulation units outstanding at end of period | 74,528 |
| **EUROPACIFIC GROWTH FUND®** | |
| Value at beginning of period | $14.38 |
| Value at end of period | $16.92 |
| Number of accumulation units outstanding at end of period | 2,823,848 |

# Condensed Financial Information (continued)

**2012**

**FIDELITY® VIP CONTRAFUND® PORTFOLIO**
Value at beginning of period ... $31.24
Value at end of period ... $35.91
Number of accumulation units outstanding at end of period ... 5,998,782

**FRANKLIN SMALL CAP VALUE SECURITIES FUND**
Value at beginning of period ... $17.87
Value at end of period ... $20.89
Number of accumulation units outstanding at end of period ... 954,573

**FUNDAMENTAL INVESTORS**<sup>SM</sup>
Value at beginning of period ... $8.76
Value at end of period ... $10.13
Number of accumulation units outstanding at end of period ... 881,974

**ING CLARION REAL ESTATE PORTFOLIO**
Value at beginning of period ... $11.13
Value at end of period ... $12.70
Number of accumulation units outstanding at end of period ... 949,070

**ING GLOBAL RESOURCES PORTFOLIO**
Value at beginning of period ... $11.48
Value at end of period ... $11.01
Number of accumulation units outstanding at end of period ... 2,342,965

**ING GROWTH AND INCOME PORTFOLIO**
Value at beginning of period ... $22.87
Value at end of period ... $26.15
Number of accumulation units outstanding at end of period ... 16,228,725

**ING INTERMEDIATE BOND PORTFOLIO**
Value at beginning of period ... $23.58
Value at end of period ... $25.47
Number of accumulation units outstanding at end of period ... 3,220,733

**ING INTERNATIONAL INDEX PORTFOLIO**
Value at beginning of period ... $6.90
Value at end of period ... $8.09
Number of accumulation units outstanding at end of period ... 710,245

**ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO**
Value at beginning of period ... $12.08
Value at end of period ... $13.46
Number of accumulation units outstanding at end of period ... 5,103,067

**ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO**
Value at beginning of period ... $11.27
Value at end of period ... $12.75
Number of accumulation units outstanding at end of period ... 381,716

**ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO**
Value at beginning of period ... $19.22
Value at end of period ... $22.61
Number of accumulation units outstanding at end of period ... 467,396

**ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO**
Value at beginning of period ... $13.40
Value at end of period ... $15.71
Number of accumulation units outstanding at end of period ... 130,190

**ING MIDCAP OPPORTUNITIES PORTFOLIO**
Value at beginning of period ... $16.12
Value at end of period ... $18.18
Number of accumulation units outstanding at end of period ... 740,440

**ING MONEY MARKET PORTFOLIO**
Value at beginning of period ... $14.94
Value at end of period ... $14.76
Number of accumulation units outstanding at end of period ... 2,419,855

# Condensed Financial Information (continued)

| | 2012 |
|---|---|
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | |
| Value at beginning of period | $12.07 |
| Value at end of period | $14.51 |
| Number of accumulation units outstanding at end of period | 9,984,151 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | |
| Value at beginning of period | $14.70 |
| Value at end of period | $16.87 |
| Number of accumulation units outstanding at end of period | 337,775 |
| **ING PIONEER MID CAP VALUE PORTFOLIO** | |
| Value at beginning of period | $9.96 |
| Value at end of period | $10.94 |
| Number of accumulation units outstanding at end of period | 1,260,311 |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | |
| Value at beginning of period | $9.09 |
| Value at end of period | $10.37 |
| Number of accumulation units outstanding at end of period | 496,753 |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | |
| Value at beginning of period | $9.81 |
| Value at end of period | $11.34 |
| Number of accumulation units outstanding at end of period | 276,800 |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | |
| Value at beginning of period | $10.29 |
| Value at end of period | $11.79 |
| Number of accumulation units outstanding at end of period | 268,465 |
| **ING SMALL COMPANY PORTFOLIO** | |
| Value at beginning of period | $29.56 |
| Value at end of period | $33.43 |
| Number of accumulation units outstanding at end of period | 953,884 |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | |
| Value at beginning of period | $10.53 |
| Value at end of period | $11.98 |
| Number of accumulation units outstanding at end of period | 546,751 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | |
| Value at beginning of period | $13.76 |
| Value at end of period | $15.55 |
| Number of accumulation units outstanding at end of period | 6,834,368 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | |
| Value at beginning of period | $15.72 |
| Value at end of period | $18.20 |
| Number of accumulation units outstanding at end of period | 904,848 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | |
| Value at beginning of period | $7.66 |
| Value at end of period | $9.00 |
| Number of accumulation units outstanding at end of period | 3,002,483 |
| **ING U.S. BOND INDEX PORTFOLIO** | |
| Value at beginning of period | $11.82 |
| Value at end of period | $12.12 |
| Number of accumulation units outstanding at end of period | 336,062 |
| **INVESCO MID CAP CORE EQUITY FUND** | |
| Value at beginning of period | $12.62 |
| Value at end of period | $13.76 |
| Number of accumulation units outstanding at end of period | 43,289 |
| **PARNASSUS EQUITY INCOME FUND** | |
| Value at beginning of period | $11.12 |
| Value at end of period | $12.68 |
| Number of accumulation units outstanding at end of period | 63 |

# Condensed Financial Information (continued)

|  | **2012** |
|---|---|
| **TEMPLETON GLOBAL BOND FUND** | |
| Value at beginning of period | $18.02 |
| Value at end of period | $20.61 |
| Number of accumulation units outstanding at end of period | 2,529,944 |
| **THE GROWTH FUND OF AMERICA®** | |
| Value at beginning of period | $12.19 |
| Value at end of period | $14.51 |
| Number of accumulation units outstanding at end of period | 4,192,923 |
| **USAA PRECIOUS METALS AND MINERALS FUND** | |
| Value at beginning of period | $8.73 |
| Value at end of period | $7.58 |
| Number of accumulation units outstanding at end of period | 255,027 |
| **WANGER SELECT** | |
| Value at beginning of period | $13.34 |
| Value at end of period | $15.60 |
| Number of accumulation units outstanding at end of period | 1,022,812 |
| **WANGER USA** | |
| Value at beginning of period | $13.70 |
| Value at end of period | $16.23 |
| Number of accumulation units outstanding at end of period | 513,794 |

## TABLE 9
## FOR CERTAIN CONTRACTS ISSUED UNDER 403(B) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

|  | **2012** | **2011** |
|---|---|---|
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | |
| Value at beginning of period | $12.43 | $11.14 |
| Value at end of period | $13.10 | $12.43 |
| Number of accumulation units outstanding at end of period | 51,642 | 9,300 |
| **AMERICAN MUTUAL FUND®** | | |
| (Funds were first received in this option during August 2012) | | |
| Value at beginning of period | $11.47 | |
| Value at end of period | $11.62 | |
| Number of accumulation units outstanding at end of period | 1,439 | |
| **ARIEL FUND** | | |
| (Funds were first received in this option during July 2011) | | |
| Value at beginning of period | $10.10 | $12.13 |
| Value at end of period | $12.01 | $10.10 |
| Number of accumulation units outstanding at end of period | 454 | 473 |
| **ARTISAN INTERNATIONAL FUND** | | |
| Value at beginning of period | $7.35 | $8.03 |
| Value at end of period | $9.11 | $7.35 |
| Number of accumulation units outstanding at end of period | 2,022 | 304 |
| **ASTON/FAIRPOINTE MID CAP FUND** | | |
| (Funds were first received in this option during February 2011) | | |
| Value at beginning of period | $10.81 | $12.42 |
| Value at end of period | $12.43 | $10.81 |
| Number of accumulation units outstanding at end of period | 1,328 | 1,156 |

# Condensed Financial Information (continued)

| | 2012 | 2011 |
|---|---|---|
| **COLUMBIA MID CAP VALUE FUND** | | |
| (Funds were first received in this option during July 2011) | | |
| Value at beginning of period | $9.11 | $10.12 |
| Value at end of period | $10.48 | $9.11 |
| Number of accumulation units outstanding at end of period | 562 | 36 |
| **EUROPACIFIC GROWTH FUND®** | | |
| Value at beginning of period | $14.97 | $17.55 |
| Value at end of period | $17.63 | $14.97 |
| Number of accumulation units outstanding at end of period | 16,790 | 14,572 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | |
| Value at beginning of period | $14.34 | $14.90 |
| Value at end of period | $16.49 | $14.34 |
| Number of accumulation units outstanding at end of period | 33,988 | 29,978 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | |
| Value at beginning of period | $15.04 | $15.82 |
| Value at end of period | $17.58 | $15.04 |
| Number of accumulation units outstanding at end of period | 1,039 | 1,971 |
| **FUNDAMENTAL INVESTORS[SM]** | | |
| Value at beginning of period | $8.76 | $9.04 |
| Value at end of period | $10.13 | $8.76 |
| Number of accumulation units outstanding at end of period | 3,854 | 2,893 |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | |
| (Funds were first received in this option during October 2011) | | |
| Value at beginning of period | $11.03 | $10.53 |
| Value at end of period | $12.70 | $11.03 |
| Number of accumulation units outstanding at end of period | 567 | 10 |
| **ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO** | | |
| Value at beginning of period | $14.23 | $16.08 |
| Value at end of period | $15.16 | $14.23 |
| Number of accumulation units outstanding at end of period | 1,949 | 1,448 |
| **ING CLARION REAL ESTATE PORTFOLIO** | | |
| Value at beginning of period | $11.13 | $10.29 |
| Value at end of period | $12.70 | $11.13 |
| Number of accumulation units outstanding at end of period | 6,822 | 4,538 |
| **ING GLOBAL RESOURCES PORTFOLIO** | | |
| Value at beginning of period | $11.48 | $12.79 |
| Value at end of period | $11.01 | $11.48 |
| Number of accumulation units outstanding at end of period | 19,475 | 17,496 |
| **ING GROWTH AND INCOME PORTFOLIO** | | |
| Value at beginning of period | $12.32 | $12.51 |
| Value at end of period | $14.09 | $12.32 |
| Number of accumulation units outstanding at end of period | 5,883 | 5,548 |
| **ING INDEX SOLUTION 2015 PORTFOLIO** | | |
| (Funds were first received in this option during December 2011) | | |
| Value at beginning of period | $10.70 | $10.66 |
| Value at end of period | $11.68 | $10.70 |
| Number of accumulation units outstanding at end of period | 3,540 | 127 |
| **ING INDEX SOLUTION 2025 PORTFOLIO** | | |
| (Funds were first received in this option during October 2011) | | |
| Value at beginning of period | $10.86 | $10.39 |
| Value at end of period | $12.14 | $10.86 |
| Number of accumulation units outstanding at end of period | 1,581 | 836 |

# Condensed Financial Information (continued)

| | 2012 | 2011 |
|---|---|---|
| **ING INTERMEDIATE BOND PORTFOLIO** | | |
| Value at beginning of period | $13.18 | $12.41 |
| Value at end of period | $14.24 | $13.18 |
| Number of accumulation units outstanding at end of period | 50,490 | 30,287 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | |
| Value at beginning of period | $6.90 | $7.96 |
| Value at end of period | $8.09 | $6.90 |
| Number of accumulation units outstanding at end of period | 320 | 320 |
| **ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | | |
| Value at beginning of period | $11.27 | $11.66 |
| Value at end of period | $12.75 | $11.27 |
| Number of accumulation units outstanding at end of period | 1,198 | 1,411 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | |
| Value at beginning of period | $19.22 | $23.81 |
| Value at end of period | $22.61 | $19.22 |
| Number of accumulation units outstanding at end of period | 1,345 | 475 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | |
| (Funds were first received in this option during June 2011) | | |
| Value at beginning of period | $13.40 | $13.95 |
| Value at end of period | $15.71 | $13.40 |
| Number of accumulation units outstanding at end of period | 135 | 135 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | |
| (Funds were first received in this option during August 2012) | | |
| Value at beginning of period | $13.69 | |
| Value at end of period | $13.65 | |
| Number of accumulation units outstanding at end of period | 719 | |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | |
| Value at beginning of period | $17.91 | $18.23 |
| Value at end of period | $20.20 | $17.91 |
| Number of accumulation units outstanding at end of period | 4,343 | 2,274 |
| **ING MONEY MARKET PORTFOLIO** | | |
| Value at beginning of period | $10.75 | $10.89 |
| Value at end of period | $10.62 | $10.75 |
| Number of accumulation units outstanding at end of period | 141,928 | 175,309 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | |
| Value at beginning of period | $12.07 | $13.31 |
| Value at end of period | $14.51 | $12.07 |
| Number of accumulation units outstanding at end of period | 5,724 | 6,196 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | |
| (Funds were first received in this option during September 2011) | | |
| Value at beginning of period | $10.24 | $10.34 |
| Value at end of period | $10.95 | $10.24 |
| Number of accumulation units outstanding at end of period | 452 | 171 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | |
| Value at beginning of period | $14.70 | $14.99 |
| Value at end of period | $16.87 | $14.70 |
| Number of accumulation units outstanding at end of period | 1,720 | 1,148 |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | |
| Value at beginning of period | $9.09 | $8.97 |
| Value at end of period | $10.37 | $9.09 |
| Number of accumulation units outstanding at end of period | 3,202 | 2,870 |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | |
| Value at beginning of period | $9.81 | $10.12 |
| Value at end of period | $11.34 | $9.81 |
| Number of accumulation units outstanding at end of period | 1,566 | 1,258 |

Condensed Financial Information (continued)

| | 2012 | 2011 |
|---|---|---|
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | |
| Value at beginning of period | $10.29 | $10.85 |
| Value at end of period | $11.79 | $10.29 |
| Number of accumulation units outstanding at end of period | 1,275 | 956 |
| **ING SMALL COMPANY PORTFOLIO** | | |
| Value at beginning of period | $15.78 | $16.39 |
| Value at end of period | $17.85 | $15.78 |
| Number of accumulation units outstanding at end of period | 1,912 | 3,272 |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | |
| Value at beginning of period | $16.68 | $16.75 |
| Value at end of period | $18.97 | $16.68 |
| Number of accumulation units outstanding at end of period | 2,429 | 1,768 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | |
| Value at beginning of period | $13.76 | $13.54 |
| Value at end of period | $15.55 | $13.76 |
| Number of accumulation units outstanding at end of period | 80,648 | 68,491 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | |
| Value at beginning of period | $12.28 | $12.55 |
| Value at end of period | $14.22 | $12.28 |
| Number of accumulation units outstanding at end of period | 12,030 | 10,941 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | |
| Value at beginning of period | $7.66 | $8.82 |
| Value at end of period | $9.00 | $7.66 |
| Number of accumulation units outstanding at end of period | 9,621 | 1,476 |
| **ING U.S. BOND INDEX PORTFOLIO** | | |
| Value at beginning of period | $11.82 | $11.16 |
| Value at end of period | $12.12 | $11.82 |
| Number of accumulation units outstanding at end of period | 78 | 295 |
| **ING U.S. STOCK INDEX PORTFOLIO** | | |
| Value at beginning of period | $12.04 | $11.98 |
| Value at end of period | $13.77 | $12.04 |
| Number of accumulation units outstanding at end of period | 1,388 | 1,479 |
| **TEMPLETON GLOBAL BOND FUND** | | |
| Value at beginning of period | $18.31 | $18.99 |
| Value at end of period | $20.94 | $18.31 |
| Number of accumulation units outstanding at end of period | 19,447 | 18,742 |
| **THE GROWTH FUND OF AMERICA®** | | |
| Value at beginning of period | $12.52 | $13.33 |
| Value at end of period | $14.91 | $12.52 |
| Number of accumulation units outstanding at end of period | 12,714 | 15,884 |
| **WANGER SELECT** | | |
| Value at beginning of period | $13.75 | $16.92 |
| Value at end of period | $16.09 | $13.75 |
| Number of accumulation units outstanding at end of period | 3,249 | 4,470 |
| **WANGER USA** | | |
| Value at beginning of period | $13.93 | $14.61 |
| Value at end of period | $16.51 | $13.93 |
| Number of accumulation units outstanding at end of period | 2,734 | 2,564 |

# Condensed Financial Information (continued)

## TABLE 10

### FOR CERTAIN CONTRACTS ISSUED UNDER 403(B) PLANS AND CERTAIN DEFERRED COMPENSATION CONTRACTS
### WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

| | 2012 | 2011 |
|---|---|---|
| **ALGER GREEN FUND** | | |
| Value at beginning of period | $13.12 | $14.02 |
| Value at end of period | $14.88 | $13.12 |
| Number of accumulation units outstanding at end of period | 3,906 | 3,363 |
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | |
| Value at beginning of period | $12.43 | $11.14 |
| Value at end of period | $13.10 | $12.43 |
| Number of accumulation units outstanding at end of period | 118,092 | 49,936 |
| **AMERICAN MUTUAL FUND®** | | |
| (Funds were first received in this option during December 2011) | | |
| Value at beginning of period | $10.48 | $10.11 |
| Value at end of period | $11.62 | $10.48 |
| Number of accumulation units outstanding at end of period | 1,104 | 17 |
| **ARIEL FUND** | | |
| Value at beginning of period | $10.10 | $11.54 |
| Value at end of period | $12.01 | $10.10 |
| Number of accumulation units outstanding at end of period | 2,789 | 2,015 |
| **ARTISAN INTERNATIONAL FUND** | | |
| Value at beginning of period | $7.58 | $8.27 |
| Value at end of period | $9.38 | $7.58 |
| Number of accumulation units outstanding at end of period | 21,653 | 17,882 |
| **ASTON/FAIRPOINTE MID CAP FUND** | | |
| Value at beginning of period | $10.81 | $11.71 |
| Value at end of period | $12.43 | $10.81 |
| Number of accumulation units outstanding at end of period | 12,041 | 10,039 |
| **COLUMBIA MID CAP VALUE FUND** | | |
| Value at beginning of period | $9.11 | $9.64 |
| Value at end of period | $10.48 | $9.11 |
| Number of accumulation units outstanding at end of period | 6,707 | 7,209 |
| **EUROPACIFIC GROWTH FUND®** | | |
| Value at beginning of period | $14.38 | $16.85 |
| Value at end of period | $16.92 | $14.38 |
| Number of accumulation units outstanding at end of period | 228,918 | 220,058 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | |
| Value at beginning of period | $28.14 | $29.24 |
| Value at end of period | $32.36 | $28.14 |
| Number of accumulation units outstanding at end of period | 321,489 | 318,801 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | |
| Value at beginning of period | $17.87 | $18.80 |
| Value at end of period | $20.89 | $17.87 |
| Number of accumulation units outstanding at end of period | 72,669 | 71,483 |
| **FUNDAMENTAL INVESTORS℠** | | |
| Value at beginning of period | $8.76 | $9.04 |
| Value at end of period | $10.13 | $8.76 |
| Number of accumulation units outstanding at end of period | 68,969 | 62,132 |

# Condensed Financial Information (continued)

| | 2012 | 2011 |
|---|---|---|
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | |
| (Funds were first received in this option during September 2012) | | |
| Value at beginning of period | $12.49 | |
| Value at end of period | $12.70 | |
| Number of accumulation units outstanding at end of period | 63 | |
| **ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO** | | |
| Value at beginning of period | $4.59 | $5.19 |
| Value at end of period | $4.90 | $4.59 |
| Number of accumulation units outstanding at end of period | 116,481 | 104,860 |
| **ING CLARION REAL ESTATE PORTFOLIO** | | |
| Value at beginning of period | $11.13 | $10.29 |
| Value at end of period | $12.70 | $11.13 |
| Number of accumulation units outstanding at end of period | 82,370 | 70,155 |
| **ING GLOBAL RESOURCES PORTFOLIO** | | |
| Value at beginning of period | $11.48 | $12.79 |
| Value at end of period | $11.01 | $11.48 |
| Number of accumulation units outstanding at end of period | 138,665 | 141,309 |
| **ING GROWTH AND INCOME PORTFOLIO** | | |
| Value at beginning of period | $15.13 | $15.36 |
| Value at end of period | $17.30 | $15.13 |
| Number of accumulation units outstanding at end of period | 92,943 | 105,339 |
| **ING INDEX SOLUTION 2045 PORTFOLIO** | | |
| (Funds were first received in this option during June 2012) | | |
| Value at beginning of period | $14.11 | |
| Value at end of period | $15.92 | |
| Number of accumulation units outstanding at end of period | 166 | |
| **ING INDEX SOLUTION 2055 PORTFOLIO** | | |
| (Funds were first received in this option during June 2012) | | |
| Value at beginning of period | $10.95 | |
| Value at end of period | $12.54 | |
| Number of accumulation units outstanding at end of period | 1 | |
| **ING INTERMEDIATE BOND PORTFOLIO** | | |
| Value at beginning of period | $19.97 | $18.80 |
| Value at end of period | $21.57 | $19.97 |
| Number of accumulation units outstanding at end of period | 120,418 | 118,941 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | |
| Value at beginning of period | $6.90 | $7.96 |
| Value at end of period | $8.09 | $6.90 |
| Number of accumulation units outstanding at end of period | 41,769 | 35,819 |
| **ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | |
| Value at beginning of period | $12.50 | $12.80 |
| Value at end of period | $13.93 | $12.50 |
| Number of accumulation units outstanding at end of period | 239,207 | 261,317 |
| **ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | | |
| Value at beginning of period | $11.27 | $11.66 |
| Value at end of period | $12.75 | $11.27 |
| Number of accumulation units outstanding at end of period | 34,875 | 34,068 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | |
| Value at beginning of period | $19.22 | $23.81 |
| Value at end of period | $22.61 | $19.22 |
| Number of accumulation units outstanding at end of period | 40,964 | 34,444 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | |
| Value at beginning of period | $13.40 | $13.75 |
| Value at end of period | $15.71 | $13.40 |
| Number of accumulation units outstanding at end of period | 14,581 | 11,506 |

# Condensed Financial Information (continued)

| | 2012 | 2011 |
|---|---|---|
| **ING LARGE CAP GROWTH PORTFOLIO** | | |
| (Funds were first received in this option during October 2011) | | |
| Value at beginning of period | $11.73 | $11.94 |
| Value at end of period | $13.65 | $11.73 |
| Number of accumulation units outstanding at end of period | 515 | 2 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | |
| Value at beginning of period | $16.12 | $16.41 |
| Value at end of period | $18.18 | $16.12 |
| Number of accumulation units outstanding at end of period | 39,304 | 29,237 |
| **ING MONEY MARKET PORTFOLIO** | | |
| Value at beginning of period | $13.36 | $13.53 |
| Value at end of period | $13.20 | $13.36 |
| Number of accumulation units outstanding at end of period | 417,826 | 391,866 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | |
| Value at beginning of period | $12.56 | $13.84 |
| Value at end of period | $15.09 | $12.56 |
| Number of accumulation units outstanding at end of period | 283,041 | 303,720 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | |
| (Funds were first received in this option during July 2011) | | |
| Value at beginning of period | $10.24 | $10.27 |
| Value at end of period | $10.95 | $10.24 |
| Number of accumulation units outstanding at end of period | 4,556 | 3,831 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | |
| Value at beginning of period | $14.70 | $14.99 |
| Value at end of period | $16.87 | $14.70 |
| Number of accumulation units outstanding at end of period | 35,220 | 26,093 |
| **ING PIONEER MID CAP VALUE PORTFOLIO** | | |
| (Funds were first received in this option during December 2011) | | |
| Value at beginning of period | $9.44 | $9.04 |
| Value at end of period | $10.35 | $9.44 |
| Number of accumulation units outstanding at end of period | 523 | 33 |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | |
| Value at beginning of period | $9.09 | $8.97 |
| Value at end of period | $10.37 | $9.09 |
| Number of accumulation units outstanding at end of period | 47,549 | 37,559 |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | |
| Value at beginning of period | $9.81 | $10.12 |
| Value at end of period | $11.34 | $9.81 |
| Number of accumulation units outstanding at end of period | 14,437 | 8,058 |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | |
| Value at beginning of period | $10.29 | $10.85 |
| Value at end of period | $11.79 | $10.29 |
| Number of accumulation units outstanding at end of period | 14,777 | 10,079 |
| **ING SMALL COMPANY PORTFOLIO** | | |
| Value at beginning of period | $29.56 | $30.69 |
| Value at end of period | $33.43 | $29.56 |
| Number of accumulation units outstanding at end of period | 26,500 | 28,632 |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | |
| Value at beginning of period | $10.53 | $10.57 |
| Value at end of period | $11.98 | $10.53 |
| Number of accumulation units outstanding at end of period | 28,427 | 22,478 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | |
| Value at beginning of period | $13.76 | $13.54 |
| Value at end of period | $15.55 | $13.76 |
| Number of accumulation units outstanding at end of period | 682,915 | 644,695 |

CFI 28

# Condensed Financial Information (continued)

| | 2012 | 2011 |
|---|---|---|
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | |
| Value at beginning of period | $15.70 | $16.04 |
| Value at end of period | $18.17 | $15.70 |
| Number of accumulation units outstanding at end of period | 79,038 | 81,506 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | |
| Value at beginning of period | $7.66 | $8.82 |
| Value at end of period | $9.00 | $7.66 |
| Number of accumulation units outstanding at end of period | 96,108 | 54,273 |
| **ING U.S. BOND INDEX PORTFOLIO** | | |
| Value at beginning of period | $11.82 | $11.16 |
| Value at end of period | $12.12 | $11.82 |
| Number of accumulation units outstanding at end of period | 24,570 | 24,759 |
| **ING U.S. STOCK INDEX PORTFOLIO** | | |
| (Funds were first received in this option during February 2011) | | |
| Value at beginning of period | $11.84 | $12.24 |
| Value at end of period | $13.54 | $11.84 |
| Number of accumulation units outstanding at end of period | 85 | 85 |
| **INVESCO MID CAP CORE EQUITY FUND** | | |
| Value at beginning of period | $12.62 | $13.63 |
| Value at end of period | $13.76 | $12.62 |
| Number of accumulation units outstanding at end of period | 2,139 | 2,543 |
| **PARNASSUS EQUITY INCOME FUND** | | |
| (Funds were first received in this option during September 2011) | | |
| Value at beginning of period | $14.03 | $12.79 |
| Value at end of period | $15.99 | $14.03 |
| Number of accumulation units outstanding at end of period | 3,473 | 2,997 |
| **TEMPLETON GLOBAL BOND FUND** | | |
| Value at beginning of period | $18.02 | $18.69 |
| Value at end of period | $20.61 | $18.02 |
| Number of accumulation units outstanding at end of period | 207,345 | 196,714 |
| **THE GROWTH FUND OF AMERICA®** | | |
| Value at beginning of period | $12.19 | $12.97 |
| Value at end of period | $14.51 | $12.19 |
| Number of accumulation units outstanding at end of period | 385,599 | 358,043 |
| **USAA PRECIOUS METALS AND MINERALS FUND** | | |
| (Funds were first received in this option during June 2011) | | |
| Value at beginning of period | $8.73 | $9.89 |
| Value at end of period | $7.58 | $8.73 |
| Number of accumulation units outstanding at end of period | 21,368 | 10,509 |
| **WANGER SELECT** | | |
| Value at beginning of period | $13.34 | $16.40 |
| Value at end of period | $15.60 | $13.34 |
| Number of accumulation units outstanding at end of period | 49,976 | 53,318 |
| **WANGER USA** | | |
| Value at beginning of period | $13.70 | $14.37 |
| Value at end of period | $16.23 | $13.70 |
| Number of accumulation units outstanding at end of period | 40,477 | 42,097 |

# Condensed Financial Information (continued)

## TABLE 11

### FOR CONTRACTS ISSUED UNDER 403(B) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.35%
(Selected data for accumulation units outstanding throughout each period)

| | 2012 |
|---|---|
| **ARTISAN INTERNATIONAL FUND** | |
| (Funds were first received in this option during April 2012) | |
| Value at beginning of period | $8.67 |
| Value at end of period | $9.33 |
| Number of accumulation units outstanding at end of period | 140 |
| **ASTON/FAIRPOINTE MID CAP FUND** | |
| (Funds were first received in this option during April 2012) | |
| Value at beginning of period | $11.70 |
| Value at end of period | $12.40 |
| Number of accumulation units outstanding at end of period | 215 |
| **COLUMBIA MID CAP VALUE FUND** | |
| (Funds were first received in this option during September 2012) | |
| Value at beginning of period | $10.36 |
| Value at end of period | $10.43 |
| Number of accumulation units outstanding at end of period | 1,240 |
| **ING INDEX SOLUTION 2015 PORTFOLIO** | |
| (Funds were first received in this option during April 2012) | |
| Value at beginning of period | $13.72 |
| Value at end of period | $14.17 |
| Number of accumulation units outstanding at end of period | 8,819 |
| **ING INDEX SOLUTION 2025 PORTFOLIO** | |
| (Funds were first received in this option during April 2012) | |
| Value at beginning of period | $14.44 |
| Value at end of period | $14.97 |
| Number of accumulation units outstanding at end of period | 16,122 |
| **ING INDEX SOLUTION 2035 PORTFOLIO** | |
| (Funds were first received in this option during April 2012) | |
| Value at beginning of period | $14.85 |
| Value at end of period | $15.43 |
| Number of accumulation units outstanding at end of period | 15,721 |
| **ING INDEX SOLUTION 2045 PORTFOLIO** | |
| (Funds were first received in this option during April 2012) | |
| Value at beginning of period | $15.27 |
| Value at end of period | $15.88 |
| Number of accumulation units outstanding at end of period | 800 |
| **ING INDEX SOLUTION 2055 PORTFOLIO** | |
| (Funds were first received in this option during April 2012) | |
| Value at beginning of period | $12.02 |
| Value at end of period | $12.50 |
| Number of accumulation units outstanding at end of period | 1,208 |
| **INVESCO VAN KAMPEN V.I. AMERICAN FRANCHISE FUND** | |
| (Funds were first received in this option during April 2012) | |
| Value at beginning of period | $37.15 |
| Value at end of period | $35.89 |
| Number of accumulation units outstanding at end of period | 0 |
| **PARNASSUS EQUITY INCOME FUND** | |
| (Funds were first received in this option during April 2012) | |
| Value at beginning of period | $15.14 |
| Value at end of period | $15.95 |
| Number of accumulation units outstanding at end of period | 164 |

# Condensed Financial Information (continued)

## TABLE 12
### FOR CONTRACTS ISSUED UNDER 403(B) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.40%
(Selected data for accumulation units outstanding throughout each period)

| | 2012 | 2011 |
|---|---|---|
| **ALGER GREEN FUND** | | |
| Value at beginning of period | $13.07 | $13.98 |
| Value at end of period | $14.80 | $13.07 |
| Number of accumulation units outstanding at end of period | 298 | 49 |
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | |
| Value at beginning of period | $12.39 | $11.11 |
| Value at end of period | $13.03 | $12.39 |
| Number of accumulation units outstanding at end of period | 5,900 | 4,209 |
| **AMERICAN MUTUAL FUND®** | | |
| (Funds were first received in this option during September 2011) | | |
| Value at beginning of period | $10.47 | $9.87 |
| Value at end of period | $11.58 | $10.47 |
| Number of accumulation units outstanding at end of period | 276 | 190 |
| **ARTISAN INTERNATIONAL FUND** | | |
| Value at beginning of period | $7.53 | $8.23 |
| Value at end of period | $9.31 | $7.53 |
| Number of accumulation units outstanding at end of period | 214 | 224 |
| **ASTON/FAIRPOINTE MID CAP FUND** | | |
| Value at beginning of period | $10.78 | $11.70 |
| Value at end of period | $12.38 | $10.78 |
| Number of accumulation units outstanding at end of period | 210 | 282 |
| **COLUMBIA MID CAP VALUE FUND** | | |
| Value at beginning of period | $9.06 | $9.60 |
| Value at end of period | $10.41 | $9.06 |
| Number of accumulation units outstanding at end of period | 1,581 | 1,554 |
| **EUROPACIFIC GROWTH FUND®** | | |
| Value at beginning of period | $14.21 | $16.68 |
| Value at end of period | $16.71 | $14.21 |
| Number of accumulation units outstanding at end of period | 17,382 | 18,045 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | |
| Value at beginning of period | $27.49 | $28.60 |
| Value at end of period | $31.56 | $27.49 |
| Number of accumulation units outstanding at end of period | 27,210 | 27,772 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | |
| Value at beginning of period | $17.59 | $18.54 |
| Value at end of period | $20.54 | $17.59 |
| Number of accumulation units outstanding at end of period | 2,454 | 2,554 |
| **FUNDAMENTAL INVESTORS℠** | | |
| Value at beginning of period | $8.71 | $9.00 |
| Value at end of period | $10.06 | $8.71 |
| Number of accumulation units outstanding at end of period | 1,430 | 2,096 |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | |
| (Funds were first received in this option during September 2011) | | |
| Value at beginning of period | $11.01 | $10.28 |
| Value at end of period | $12.65 | $11.01 |
| Number of accumulation units outstanding at end of period | 336 | 336 |

# Condensed Financial Information (continued)

| | 2012 | 2011 |
|---|---|---|
| **ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO** | | |
| Value at beginning of period | $4.51 | $5.11 |
| Value at end of period | $4.80 | $4.51 |
| Number of accumulation units outstanding at end of period | 5,467 | 16,082 |
| **ING CLARION REAL ESTATE PORTFOLIO** | | |
| Value at beginning of period | $11.03 | $10.22 |
| Value at end of period | $12.57 | $11.03 |
| Number of accumulation units outstanding at end of period | 1,813 | 1,380 |
| **ING GLOBAL RESOURCES PORTFOLIO** | | |
| Value at beginning of period | $11.39 | $12.72 |
| Value at end of period | $10.91 | $11.39 |
| Number of accumulation units outstanding at end of period | 10,179 | 10,243 |
| **ING GROWTH AND INCOME PORTFOLIO** | | |
| Value at beginning of period | $14.78 | $15.03 |
| Value at end of period | $16.88 | $14.78 |
| Number of accumulation units outstanding at end of period | 37,457 | 54,654 |
| **ING INDEX SOLUTION 2015 PORTFOLIO** | | |
| (Funds were first received in this option during September 2011) | | |
| Value at beginning of period | $12.98 | $12.79 |
| Value at end of period | $14.15 | $12.98 |
| Number of accumulation units outstanding at end of period | 745 | 235 |
| **ING INDEX SOLUTION 2025 PORTFOLIO** | | |
| (Funds were first received in this option during September 2011) | | |
| Value at beginning of period | $13.38 | $13.10 |
| Value at end of period | $14.95 | $13.38 |
| Number of accumulation units outstanding at end of period | 4,559 | 4,023 |
| **ING INDEX SOLUTION 2035 PORTFOLIO** | | |
| (Funds were first received in this option during September 2011) | | |
| Value at beginning of period | $13.53 | $13.23 |
| Value at end of period | $15.41 | $13.53 |
| Number of accumulation units outstanding at end of period | 3,005 | 2,738 |
| **ING INDEX SOLUTION 2045 PORTFOLIO** | | |
| (Funds were first received in this option during September 2011) | | |
| Value at beginning of period | $13.85 | $13.51 |
| Value at end of period | $15.86 | $13.85 |
| Number of accumulation units outstanding at end of period | 519 | 762 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | |
| Value at beginning of period | $19.51 | $18.39 |
| Value at end of period | $21.04 | $19.51 |
| Number of accumulation units outstanding at end of period | 17,155 | 20,886 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | |
| Value at beginning of period | $6.86 | $7.93 |
| Value at end of period | $8.04 | $6.86 |
| Number of accumulation units outstanding at end of period | 2,740 | 3,158 |
| **ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | |
| Value at beginning of period | $12.66 | $12.98 |
| Value at end of period | $13.30 | $12.66 |
| Number of accumulation units outstanding at end of period | 29,887 | 29,468 |
| **ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | | |
| Value at beginning of period | $11.16 | $11.57 |
| Value at end of period | $12.61 | $11.16 |
| Number of accumulation units outstanding at end of period | 1,099 | 1,388 |

Condensed Financial Information (continued)

| | 2012 | 2011 |
|---|---|---|
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | |
| Value at beginning of period | $19.03 | $23.61 |
| Value at end of period | $22.35 | $19.03 |
| Number of accumulation units outstanding at end of period | 2,486 | 1,717 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | |
| Value at beginning of period | $13.26 | $13.63 |
| Value at end of period | $15.53 | $13.26 |
| Number of accumulation units outstanding at end of period | 2,771 | 2,369 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | |
| (Funds were first received in this option during November 2011) | | |
| Value at beginning of period | $11.71 | $11.56 |
| Value at end of period | $13.60 | $11.71 |
| Number of accumulation units outstanding at end of period | 147 | 92 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | |
| Value at beginning of period | $15.87 | $16.18 |
| Value at end of period | $17.87 | $15.87 |
| Number of accumulation units outstanding at end of period | 1,416 | 1,374 |
| **ING MONEY MARKET PORTFOLIO** | | |
| Value at beginning of period | $13.05 | $13.23 |
| Value at end of period | $12.87 | $13.05 |
| Number of accumulation units outstanding at end of period | 40,352 | 67,670 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | |
| Value at beginning of period | $12.72 | $14.04 |
| Value at end of period | $15.26 | $12.72 |
| Number of accumulation units outstanding at end of period | 32,750 | 37,988 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | |
| (Funds were first received in this option during September 2011) | | |
| Value at beginning of period | $10.22 | $10.25 |
| Value at end of period | $10.91 | $10.22 |
| Number of accumulation units outstanding at end of period | 4,253 | 2,817 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | |
| Value at beginning of period | $14.57 | $14.89 |
| Value at end of period | $16.70 | $14.57 |
| Number of accumulation units outstanding at end of period | 1,322 | 903 |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | |
| Value at beginning of period | $9.04 | $8.93 |
| Value at end of period | $10.30 | $9.04 |
| Number of accumulation units outstanding at end of period | 6,257 | 4,459 |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | |
| Value at beginning of period | $9.75 | $10.08 |
| Value at end of period | $11.26 | $9.75 |
| Number of accumulation units outstanding at end of period | 989 | 191 |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | |
| Value at beginning of period | $10.24 | $10.80 |
| Value at end of period | $11.71 | $10.24 |
| Number of accumulation units outstanding at end of period | 1,720 | 680 |
| **ING SMALL COMPANY PORTFOLIO** | | |
| Value at beginning of period | $28.91 | $30.07 |
| Value at end of period | $32.65 | $28.91 |
| Number of accumulation units outstanding at end of period | 4,236 | 4,463 |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | |
| Value at beginning of period | $10.37 | $10.43 |
| Value at end of period | $11.77 | $10.37 |
| Number of accumulation units outstanding at end of period | 2,703 | 2,631 |

# Condensed Financial Information (continued)

| | 2012 | 2011 |
|---|---|---|
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | |
| Value at beginning of period | $13.62 | $13.42 |
| Value at end of period | $15.37 | $13.62 |
| Number of accumulation units outstanding at end of period | 20,731 | 15,475 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | |
| Value at beginning of period | $15.50 | $15.86 |
| Value at end of period | $17.92 | $15.50 |
| Number of accumulation units outstanding at end of period | 9,187 | 10,133 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | |
| (Funds were first received in this option during July 2012) | | |
| Value at beginning of period | $8.84 | |
| Value at end of period | $10.47 | |
| Number of accumulation units outstanding at end of period | 96 | |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | |
| Value at beginning of period | $7.62 | $8.78 |
| Value at end of period | $8.93 | $7.62 |
| Number of accumulation units outstanding at end of period | 13,590 | 13,822 |
| **ING U.S. BOND INDEX PORTFOLIO** | | |
| Value at beginning of period | $11.76 | $11.12 |
| Value at end of period | $12.04 | $11.76 |
| Number of accumulation units outstanding at end of period | 901 | 413 |
| **INVESCO MID CAP CORE EQUITY FUND** | | |
| (Funds were first received in this option during November 2011) | | |
| Value at beginning of period | $12.57 | $12.79 |
| Value at end of period | $13.68 | $12.57 |
| Number of accumulation units outstanding at end of period | 582 | 340 |
| **TEMPLETON GLOBAL BOND FUND** | | |
| Value at beginning of period | $17.81 | $18.50 |
| Value at end of period | $20.34 | $17.81 |
| Number of accumulation units outstanding at end of period | 13,656 | 16,810 |
| **THE GROWTH FUND OF AMERICA®** | | |
| Value at beginning of period | $12.05 | $12.85 |
| Value at end of period | $14.32 | $12.05 |
| Number of accumulation units outstanding at end of period | 32,625 | 33,780 |
| **WANGER SELECT** | | |
| Value at beginning of period | $13.18 | $16.24 |
| Value at end of period | $15.40 | $13.18 |
| Number of accumulation units outstanding at end of period | 5,618 | 4,686 |
| **WANGER USA** | | |
| Value at beginning of period | $13.54 | $14.23 |
| Value at end of period | $16.02 | $13.54 |
| Number of accumulation units outstanding at end of period | 3,267 | 4,986 |

*FOR MASTER APPLICATIONS ONLY*

*I hereby acknowledge receipt of a Variable Annuity Account C prospectus dated May 1, 2013.*

*_____ Please send a Variable Annuity Account C Statement of Additional Information (Form No. SAI.167680-13) dated May 1, 2013.*

---

**CONTRACT HOLDER'S SIGNATURE**

---

**DATE**

PRO.167680-13

| VARIABLE ANNUITY ACCOUNT C |
| :---: |
| OF |
| ING LIFE INSURANCE AND ANNUITY COMPANY |

## Multiple Sponsored Retirement Options II

## Statement of Additional Information dated May 1, 2013

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus dated May 1, 2013. The contracts offered in connection with the prospectus are group or individual deferred variable annuity contracts funded through Variable Annuity Account C (the "separate account").

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:


ING
USFS Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, Connecticut 06199-0063
1-800-262-3862


Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.


**TABLE OF CONTENTS**


# GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the "Company," "we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

Pursuant to an agreement with the European Commission ("EC"), ING has announced its intention to divest itself of ING U.S., Inc. and its subsidiaries, including the Company ("ING U.S."), which constitutes ING's U.S.-based retirement, investment management and insurance operations. Under the agreement with the EC, ING is required to divest itself of at least 25% of ING U.S. by the end of 2013, more than 50% by the end of 2014 and 100% by the end of 2016. While all options for effecting the separation from ING remain open, ING has announced that the base case for this separation includes an initial public offering ("IPO") of ING U.S., and in connection with the proposed IPO of its common stock ING U.S. filed a registration statement on Form S-1 with the SEC in November 2012, which was amended in January, March and April 2013. While the base case for the separation is an IPO, all options remain open and it is possible that ING's divestment of ING U.S. may take place by means of a sale to a single buyer or group of buyers.

The Company serves as the depositor for the separate account.

Other than the mortality and expense risk charge and the administrative expense charge described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative costs or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "FEES" in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

# VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectuses and statements of additional information for each of the funds.

## OFFERING AND PURCHASE OF CONTRACTS

The Company is the depositor and the Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of ING Financial Advisers, LLC or of other registered broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "CONTRACT PURCHASE AND PARTICIPATION - Contract Ownership and Rights" and "YOUR ACCOUNT VALUE."

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2012, 2011 and 2010 amounted to $54,904,926.87, $56,593,822.08 and $43,979,093.81, respectively. These amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of the Company.

## INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "INCOME PHASE" in the prospectus), the value of your account is determined using accumulation unit values as of the $10^{th}$ valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide income phase payments to you in accordance with the payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first income phase payment for each $1,000 of value applied. When you select variable income payments, your account value purchases annuity units ("Annuity Units") of the separate account subaccounts corresponding to the funds you select. The number of Annuity Units purchased is based on your account value and the value of each Annuity Unit on the day the Annuity Units are purchased. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first income phase payment and subsequent income phase payments also vary in relation to the assumed net investment rate of 3.5% per annum. Income phase payments will increase only to the extent that the net investment rate increases by more than 3.5% on an annual basis. Income phase payments would decline if the rate failed to increase by 3.5%.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first income phase payment based upon a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "YOUR ACCOUNT VALUE" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a 10 day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

**EXAMPLE:**

Assume that, at the date income phase payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the $10^{th}$ valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity option table in the contract provides, for the income phase payment option elected, a first monthly variable income phase payment of $6.68 per $1000 of value applied; the annuitant's first monthly income phase payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first income phase payment was due was $13.400000. When this value is divided into the first monthly income phase payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the $10^{th}$ valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779 = .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

**SALES MATERIAL AND ADVERTISING**

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging,

asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

## EXPERTS

The statements of assets and liabilities of Variable Annuity Account C as of December 31, 2012, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of the Company as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

**FINANCIAL STATEMENTS**
**Variable Annuity Account C of**
**ING Life Insurance and Annuity Company**
*Year Ended December 31, 2012*
*with Report of Independent Registered Public Accounting Firm*

This page intentionally left blank.

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Financial Statements**
**Year Ended December 31, 2012**

# Contents

This page intentionally left blank.

# Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying financial statements of Variable Annuity Account C of ING Life Insurance and Annuity Company (the "Account"), which comprise the statements of assets and liabilities of each of the investment divisions disclosed in Note 1 as of December 31, 2012, and the related statements of operations for the year or period then ended, and the statements of changes in net assets for the years or periods ended December 31, 2012 and 2011. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2012, by correspondence with the transfer agents or fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the investment divisions disclosed in Note 1 constituting Variable Annuity Account C of ING Life Insurance and Annuity Company at December 31, 2012, the results of their operations for the year or period then ended, and the changes in their net assets for the years or periods ended December 31, 2012 and 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
April 4, 2013

**Statements of Assets and Liabilities**
**December 31, 2012**
*(Dollars in thousands)*

| | Invesco Mid Cap Core Equity Fund - Class A | Invesco Small Cap Growth Fund - Class A | Invesco International Growth Fund - Class R5 | Invesco Endeavor Fund - Class A | Invesco Global Health Care Fund - Investor Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 4,552 | $ 26 | $ 30 | $ 36 | $ 234 |
| Total assets | 4,552 | 26 | 30 | 36 | 234 |
| Net assets | $ 4,552 | $ 26 | $ 30 | $ 36 | $ 234 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 4,552 | $ 26 | $ 30 | $ 36 | $ 234 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 4,552 | $ 26 | $ 30 | $ 36 | $ 234 |
| | | | | | |
| Total number of mutual fund shares | 212,989 | 873 | 1,039 | 2,106 | 7,678 |
| | | | | | |
| Cost of mutual fund shares | $ 4,686 | $ 26 | $ 31 | $ 37 | $ 231 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2012
*(Dollars in thousands)*

| | Invesco Small Cap Value Fund - Class A | Invesco V.I. Core Equity Fund - Series I Shares | Alger Capital Appreciation Fund - Class A | Alger Green Fund - Class A | AllianceBernstein Growth and Income Fund, Inc. - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 141 | $ 34,682 | $ 492 | $ 2,030 | $ 201 |
| Total assets | 141 | 34,682 | 492 | 2,030 | 201 |
| Net assets | $ 141 | $ 34,682 | $ 492 | $ 2,030 | $ 201 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 141 | $ 34,229 | $ 492 | $ 2,030 | $ 201 |
| Contracts in payout (annuitization) | - | 453 | - | - | - |
| Total net assets | $ 141 | $ 34,682 | $ 492 | $ 2,030 | $ 201 |
| | | | | | |
| Total number of mutual fund shares | 8,630 | 1,150,713 | 29,419 | 295,926 | 50,034 |
| | | | | | |
| Cost of mutual fund shares | $ 147 | $ 28,975 | $ 482 | $ 1,804 | $ 155 |

*The accompanying notes are an integral part of these financial statements.*

3

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2012**
*(Dollars in thousands)*

| | AllianceBernstein Growth and Income Portfolio - Class A | Allianz NFJ Dividend Value Fund - Class A | Allianz NFJ Large-Cap Value Fund - Institutional Class | Allianz NFJ Small-Cap Value Fund - Class A | Amana Growth Fund |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 476 | $ 206 | $ 35 | $ 400 | $ 35,389 |
| Total assets | 476 | 206 | 35 | 400 | 35,389 |
| Net assets | $ 476 | $ 206 | $ 35 | $ 400 | $ 35,389 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 476 | $ 206 | $ 35 | $ 400 | $ 35,389 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 476 | $ 206 | $ 35 | $ 400 | $ 35,389 |
| | | | | | |
| Total number of mutual fund shares | 22,796 | 16,289 | 2,286 | 14,063 | 1,316,067 |
| | | | | | |
| Cost of mutual fund shares | $ 355 | $ 174 | $ 35 | $ 387 | $ 31,720 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2012**
*(Dollars in thousands)*

| | Amana Income Fund | American Balanced Fund® - Class R-3 | American Century Inflation- Adjusted Bond Fund - Investor Class | American Century Income & Growth Fund - A Class | American Funds American Mutual Fund® - Class R-4 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 51,965 | $ 5,771 | $ 54,588 | $ 6,374 | $ 61 |
| Total assets | 51,965 | 5,771 | 54,588 | 6,374 | 61 |
| Net assets | $ 51,965 | $ 5,771 | $ 54,588 | $ 6,374 | $ 61 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 51,965 | $ 5,771 | $ 54,588 | $ 6,374 | $ 61 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 51,965 | $ 5,771 | $ 54,588 | $ 6,374 | $ 61 |
| | | | | | |
| Total number of mutual fund shares | 1,517,672 | 283,981 | 4,141,739 | 233,649 | 2,151 |
| | | | | | |
| Cost of mutual fund shares | $ 46,567 | $ 4,612 | $ 53,006 | $ 5,951 | $ 60 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2012**
*(Dollars in thousands)*

| | Ariel Appreciation Fund - Investor Class | Ariel Fund - Investor Class | Artisan International Fund - Investor Shares | Aston/Fairpointe Mid Cap Fund - Class N | BlackRock Equity Dividend Fund - Investor A Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 866 | $ 3,328 | $ 5,043 | $ 8,892 | $ 1,014 |
| Total assets | 866 | 3,328 | 5,043 | 8,892 | 1,014 |
| Net assets | $ 866 | $ 3,328 | $ 5,043 | $ 8,892 | $ 1,014 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 866 | $ 3,328 | $ 5,043 | $ 8,892 | $ 1,014 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 866 | $ 3,328 | $ 5,043 | $ 8,892 | $ 1,014 |
| | | | | | |
| Total number of mutual fund shares | 21,113 | 64,989 | 205,079 | 266,306 | 50,970 |
| | | | | | |
| Cost of mutual fund shares | $ 800 | $ 3,082 | $ 4,446 | $ 8,522 | $ 937 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2012**
*(Dollars in thousands)*

| | BlackRock Mid Cap Value Opportunities Fund - Investor A Shares | The Bond Fund of America[SM], Inc. - Class R-4 | Calvert VP SRI Balanced Portfolio | Capital World Growth & Income Fund[SM], Inc. - Class R-3 | Cohen & Steers Realty Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 9,764 | $ 10,954 | $ 46,174 | $ 513 | $ 2,138 |
| Total assets | 9,764 | 10,954 | 46,174 | 513 | 2,138 |
| Net assets | $ 9,764 | $ 10,954 | $ 46,174 | $ 513 | $ 2,138 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 9,764 | $ 10,954 | $ 45,963 | $ 513 | $ 2,138 |
| Contracts in payout (annuitization) | - | - | 211 | - | - |
| Total net assets | $ 9,764 | $ 10,954 | $ 46,174 | $ 513 | $ 2,138 |
| | | | | | |
| Total number of mutual fund shares | 525,211 | 845,905 | 24,187,720 | 13,858 | 33,118 |
| | | | | | |
| Cost of mutual fund shares | $ 8,897 | $ 10,469 | $ 43,624 | $ 469 | $ 2,189 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2012**
*(Dollars in thousands)*

| | Columbia[SM] Acorn Fund® - Class A | Columbia[SM] Acorn Fund® - Class Z | Columbia Mid Cap Value Fund - Class A | Columbia Mid Cap Value Fund - Class Z | CRM Mid Cap Value Fund - Investor Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 85 | $ 39 | $ 4,121 | $ 1 | $ 232 |
| Total assets | 85 | 39 | 4,121 | 1 | 232 |
| Net assets | $ 85 | $ 39 | $ 4,121 | $ 1 | $ 232 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 85 | $ 39 | $ 4,121 | $ 1 | $ 232 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 85 | $ 39 | $ 4,121 | $ 1 | $ 232 |
| | | | | | |
| Total number of mutual fund shares | 2,890 | 1,284 | 278,468 | 79 | 7,648 |
| | | | | | |
| Cost of mutual fund shares | $ 84 | $ 39 | $ 3,267 | $ 1 | $ 197 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2012
*(Dollars in thousands)*

| | Delaware Diversified Income Fund - Class A | Dodge & Cox International Stock Fund | Dodge & Cox Stock Fund | DWS Equity 500 Index Fund - Class S | Eaton Vance Large-Cap Value Fund - Class R |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 801 | $ 224 | $ 28 | $ 491 | $ 98 |
| Total assets | 801 | 224 | 28 | 491 | 98 |
| Net assets | $ 801 | $ 224 | $ 28 | $ 491 | $ 98 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 801 | $ 224 | $ 28 | $ 491 | $ 98 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 801 | $ 224 | $ 28 | $ 491 | $ 98 |
| | | | | | |
| Total number of mutual fund shares | 85,586 | 6,454 | 230 | 3,071 | 5,025 |
| | | | | | |
| Cost of mutual fund shares | $ 809 | $ 197 | $ 27 | $ 422 | $ 89 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2012**
*(Dollars in thousands)*

| | EuroPacific Growth Fund® - Class R-3 | EuroPacific Growth Fund® - Class R-4 | Fidelity® Advisor New Insights Fund - Institutional Class | Fidelity® VIP Equity-Income Portfolio - Initial Class | Fidelity® VIP Growth Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 8,750 | $ 268,614 | $ 465 | $ 264,552 | $ 225,077 |
| Total assets | 8,750 | 268,614 | 465 | 264,552 | 225,077 |
| Net assets | $ 8,750 | $ 268,614 | $ 465 | $ 264,552 | $ 225,077 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 8,750 | $ 268,614 | $ 465 | $ 261,045 | $ 224,328 |
| Contracts in payout (annuitization) | - | - | - | 3,507 | 749 |
| Total net assets | $ 8,750 | $ 268,614 | $ 465 | $ 264,552 | $ 225,077 |
| | | | | | |
| Total number of mutual fund shares | 216,321 | 6,635,720 | 20,208 | 13,267,396 | 5,352,594 |
| | | | | | |
| Cost of mutual fund shares | $ 7,355 | $ 270,909 | $ 430 | $ 294,296 | $ 165,985 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2012
*(Dollars in thousands)*

| | Fidelity® VIP High Income Portfolio - Initial Class | Fidelity® VIP Overseas Portfolio - Initial Class | Fidelity® VIP Contrafund® Portfolio - Initial Class | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Mid Cap Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 12,167 | $ 29,379 | $ 1,085,469 | $ 115,759 | $ 20,599 |
| Total assets | 12,167 | 29,379 | 1,085,469 | 115,759 | 20,599 |
| Net assets | $ 12,167 | $ 29,379 | $ 1,085,469 | $ 115,759 | $ 20,599 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 12,106 | $ 29,379 | $ 1,077,416 | $ 115,759 | $ 20,599 |
| Contracts in payout (annuitization) | 61 | - | 8,053 | - | - |
| Total net assets | $ 12,167 | $ 29,379 | $ 1,085,469 | $ 115,759 | $ 20,599 |
| | | | | | |
| Total number of mutual fund shares | 2,094,095 | 1,825,888 | 41,054,034 | 798,779 | 674,261 |
| | | | | | |
| Cost of mutual fund shares | $ 11,830 | $ 33,376 | $ 1,089,790 | $ 100,033 | $ 18,401 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2012**
*(Dollars in thousands)*

| | Fidelity® VIP Asset Manager<sup>SM</sup> Portfolio - Initial Class | Mutual Global Discovery Fund - Class R | Franklin Small-Mid Cap Growth Fund - Class A | Franklin Small Cap Value Securities Fund - Class 2 | Fundamental Investors<sup>SM</sup>, Inc. - Class R-3 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 22,592 | $ 2,419 | $ 553 | $ 110,112 | $ 1,203 |
| Total assets | 22,592 | 2,419 | 553 | 110,112 | 1,203 |
| Net assets | $ 22,592 | $ 2,419 | $ 553 | $ 110,112 | $ 1,203 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 22,592 | $ 2,419 | $ 553 | $ 108,689 | $ 1,203 |
| Contracts in payout (annuitization) | - | - | - | 1,423 | - |
| Total net assets | $ 22,592 | $ 2,419 | $ 553 | $ 110,112 | $ 1,203 |
| | | | | | |
| Total number of mutual fund shares | 1,489,261 | 86,438 | 16,310 | 6,040,167 | 29,553 |
| | | | | | |
| Cost of mutual fund shares | $ 21,320 | $ 2,286 | $ 498 | $ 87,042 | $ 1,044 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2012**
*(Dollars in thousands)*

| | Fundamental Investors^SM, Inc. - Class R-4 | The Growth Fund of America® - Class R-3 | The Growth Fund of America® - Class R-4 | The Hartford Capital Appreciation Fund - Class R4 | The Hartford Dividend and Growth Fund - Class R4 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 37,284 | $ 12,373 | $ 287,158 | $ 159 | $ 261 |
| Total assets | 37,284 | 12,373 | 287,158 | 159 | 261 |
| Net assets | $ 37,284 | $ 12,373 | $ 287,158 | $ 159 | $ 261 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 37,284 | $ 12,373 | $ 287,158 | $ 159 | $ 261 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 37,284 | $ 12,373 | $ 287,158 | $ 159 | $ 261 |
| | | | | | |
| Total number of mutual fund shares | 915,835 | 365,091 | 8,413,662 | 4,323 | 12,527 |
| | | | | | |
| Cost of mutual fund shares | $ 29,162 | $ 9,167 | $ 245,028 | $ 150 | $ 259 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2012
*(Dollars in thousands)*

| | The Income Fund of America® - Class R-3 | ING Balanced Portfolio - Class I | ING Growth Opportunities Fund - Class A | ING Real Estate Fund - Class A | ING Value Choice Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,985 | $ 305,260 | $ 63 | $ 1,954 | $ 4 |
| Total assets | 1,985 | 305,260 | 63 | 1,954 | 4 |
| Net assets | $ 1,985 | $ 305,260 | $ 63 | $ 1,954 | $ 4 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,985 | $ 288,145 | $ 63 | $ 1,954 | $ 4 |
| Contracts in payout (annuitization) | - | 17,115 | - | - | - |
| Total net assets | $ 1,985 | $ 305,260 | $ 63 | $ 1,954 | $ 4 |
| | | | | | |
| Total number of mutual fund shares | 110,231 | 24,878,566 | 2,444 | 120,512 | 251 |
| | | | | | |
| Cost of mutual fund shares | $ 1,759 | $ 298,362 | $ 63 | $ 1,494 | $ 4 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2012**
*(Dollars in thousands)*

| | ING GNMA Income Fund - Class A | | ING Intermediate Bond Fund - Class A | | ING Intermediate Bond Portfolio - Class I | | ING Intermediate Bond Portfolio - Class S | | ING BlackRock Health Sciences Opportunities Portfolio - Service Class | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 4,456 | $ | 3,250 | $ | 408,463 | $ | 1,202 | $ | 14,469 |
| Total assets | | 4,456 | | 3,250 | | 408,463 | | 1,202 | | 14,469 |
| Net assets | $ | 4,456 | $ | 3,250 | $ | 408,463 | $ | 1,202 | $ | 14,469 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 4,456 | $ | 3,250 | $ | 392,854 | $ | 1,202 | $ | 14,469 |
| Contracts in payout (annuitization) | | - | | - | | 15,609 | | - | | - |
| Total net assets | $ | 4,456 | $ | 3,250 | $ | 408,463 | $ | 1,202 | $ | 14,469 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 493,974 | | 321,193 | | 31,517,204 | | 93,253 | | 1,086,243 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 4,444 | $ | 3,087 | $ | 397,692 | $ | 1,155 | $ | 11,911 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2012
*(Dollars in thousands)*

| | ING BlackRock Inflation Protected Bond Portfolio - Adviser Class | ING BlackRock Large Cap Growth Portfolio - Institutional Class | ING BlackRock Large Cap Growth Portfolio - Service Class | ING BlackRock Large Cap Growth Portfolio - Service 2 Class | ING Clarion Global Real Estate Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 97 | $ 85,929 | $ 502 | $ 294 | $ 7 |
| Total assets | 97 | 85,929 | 502 | 294 | 7 |
| Net assets | $ 97 | $ 85,929 | $ 502 | $ 294 | $ 7 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 97 | $ 85,594 | $ 502 | $ 294 | $ 7 |
| Contracts in payout (annuitization) | - | 335 | - | - | - |
| Total net assets | $ 97 | $ 85,929 | $ 502 | $ 294 | $ 7 |
| | | | | | |
| Total number of mutual fund shares | 9,053 | 7,840,238 | 46,089 | 27,382 | 674 |
| | | | | | |
| Cost of mutual fund shares | $ 98 | $ 86,720 | $ 486 | $ 242 | $ 6 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Assets and Liabilities
## December 31, 2012
### *(Dollars in thousands)*

| | ING Clarion Global Real Estate Portfolio - Institutional Class | | ING Clarion Real Estate Portfolio - Adviser Class | | ING Clarion Real Estate Portfolio - Institutional Class | | ING Clarion Real Estate Portfolio - Service Class | | ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 77,810 | $ | 41 | $ | 2,303 | $ | 54,384 | $ | 27,744 |
| Total assets | | 77,810 | | 41 | | 2,303 | | 54,384 | | 27,744 |
| Net assets | $ | 77,810 | $ | 41 | $ | 2,303 | $ | 54,384 | $ | 27,744 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 77,810 | $ | 41 | $ | - | $ | 54,384 | $ | 27,744 |
| Contracts in payout (annuitization) | | - | | - | | 2,303 | | - | | - |
| Total net assets | $ | 77,810 | $ | 41 | $ | 2,303 | $ | 54,384 | $ | 27,744 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 6,965,941 | | 1,559 | | 84,589 | | 2,003,829 | | 1,793,394 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 65,546 | $ | 37 | $ | 1,951 | $ | 38,969 | $ | 26,996 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2012
*(Dollars in thousands)*

| | ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class | ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service 2 Class | ING Global Resources Portfolio - Adviser Class | ING Global Resources Portfolio - Institutional Class | ING Global Resources Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 48,491 | $ 8 | $ 2 | $ 26 | $ 101,734 |
| Total assets | 48,491 | 8 | 2 | 26 | 101,734 |
| Net assets | $ 48,491 | $ 8 | $ 2 | $ 26 | $ 101,734 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 48,491 | $ 8 | $ 2 | $ 26 | $ 101,734 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 48,491 | $ 8 | $ 2 | $ 26 | $ 101,734 |
| | | | | | |
| Total number of mutual fund shares | 3,152,885 | 547 | 85 | 1,390 | 5,434,528 |
| | | | | | |
| Cost of mutual fund shares | $ 41,084 | $ 8 | $ 2 | $ 32 | $ 109,726 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2012**
*(Dollars in thousands)*

| | ING Invesco Van Kampen Growth and Income Portfolio - Institutional Class | ING Invesco Van Kampen Growth and Income Portfolio - Service Class | ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | ING JPMorgan Emerging Markets Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 6,568 | $ 17,841 | $ 307 | $ 32,471 | $ 26,309 |
| Total assets | 6,568 | 17,841 | 307 | 32,471 | 26,309 |
| Net assets | $ 6,568 | $ 17,841 | $ 307 | $ 32,471 | $ 26,309 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 6,568 | $ 17,841 | $ 307 | $ 32,471 | $ 26,309 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 6,568 | $ 17,841 | $ 307 | $ 32,471 | $ 26,309 |
| | | | | | |
| Total number of mutual fund shares | 279,506 | 756,296 | 15,225 | 1,551,428 | 1,263,629 |
| | | | | | |
| Cost of mutual fund shares | $ 6,373 | $ 15,320 | $ 305 | $ 28,679 | $ 22,751 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2012
*(Dollars in thousands)*

| | ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class | ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class | ING JPMorgan Small Cap Core Equity Portfolio - Service Class | ING Large Cap Growth Portfolio - Adviser Class | ING Large Cap Growth Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 16 | $ 9,013 | $ 8,402 | $ 155 | $ 193,340 |
| Total assets | 16 | 9,013 | 8,402 | 155 | 193,340 |
| Net assets | $ 16 | $ 9,013 | $ 8,402 | $ 155 | $ 193,340 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 16 | $ 9,013 | $ 8,402 | $ 155 | $ 193,011 |
| Contracts in payout (annuitization) | - | - | - | - | 329 |
| Total net assets | $ 16 | $ 9,013 | $ 8,402 | $ 155 | $ 193,340 |
| | | | | | |
| Total number of mutual fund shares | 1,044 | 584,103 | 548,823 | 10,970 | 13,063,527 |
| | | | | | |
| Cost of mutual fund shares | $ 13 | $ 8,653 | $ 7,700 | $ 144 | $ 177,629 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2012
*(Dollars in thousands)*

| | ING Large Cap Growth Portfolio - Service Class | ING Large Cap Value Portfolio - Institutional Class | ING Large Cap Value Portfolio - Service Class | ING Limited Maturity Bond Portfolio - Adviser Class | ING Marsico Growth Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 338 | $ 217,365 | $ 708 | $ 17 | $ 9,713 |
| Total assets | 338 | 217,365 | 708 | 17 | 9,713 |
| Net assets | $ 338 | $ 217,365 | $ 708 | $ 17 | $ 9,713 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 338 | $ 214,626 | $ 708 | $ 17 | $ 9,713 |
| Contracts in payout (annuitization) | - | 2,739 | - | - | - |
| Total net assets | $ 338 | $ 217,365 | $ 708 | $ 17 | $ 9,713 |
| | | | | | |
| Total number of mutual fund shares | 23,118 | 23,549,798 | 77,465 | 1,691 | 510,424 |
| | | | | | |
| Cost of mutual fund shares | $ 323 | $ 190,397 | $ 639 | $ 17 | $ 7,970 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Assets and Liabilities
## December 31, 2012
*(Dollars in thousands)*

| | ING Marsico Growth Portfolio - Service Class | ING MFS Total Return Portfolio - Adviser Class | ING MFS Total Return Portfolio - Institutional Class | ING MFS Total Return Portfolio - Service Class | ING MFS Utilities Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 97 | $ 1,139 | $ 56,102 | $ 25,679 | $ 45,560 |
| Total assets | 97 | 1,139 | 56,102 | 25,679 | 45,560 |
| Net assets | $ 97 | $ 1,139 | $ 56,102 | $ 25,679 | $ 45,560 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 97 | $ 1,139 | $ 56,102 | $ 25,679 | $ 45,560 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 97 | $ 1,139 | $ 56,102 | $ 25,679 | $ 45,560 |
| | | | | | |
| Total number of mutual fund shares | 5,164 | 71,276 | 3,482,423 | 1,592,974 | 3,037,362 |
| | | | | | |
| Cost of mutual fund shares | $ 88 | $ 947 | $ 55,623 | $ 24,464 | $ 41,464 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2012
*(Dollars in thousands)*

| | ING Morgan Stanley Global Franchise Portfolio - Adviser Class | ING PIMCO High Yield Portfolio - Adviser Class | ING PIMCO High Yield Portfolio - Institutional Class | ING PIMCO High Yield Portfolio - Service Class | ING Pioneer Fund Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 31 | $ 51 | $ 28,658 | $ 30,849 | $ 19,631 |
| Total assets | 31 | 51 | 28,658 | 30,849 | 19,631 |
| Net assets | $ 31 | $ 51 | $ 28,658 | $ 30,849 | $ 19,631 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 31 | $ 51 | $ 28,658 | $ 30,849 | $ 19,412 |
| Contracts in payout (annuitization) | - | - | - | - | 219 |
| Total net assets | $ 31 | $ 51 | $ 28,658 | $ 30,849 | $ 19,631 |
| | | | | | |
| Total number of mutual fund shares | 1,935 | 4,762 | 2,693,463 | 2,902,024 | 1,719,022 |
| | | | | | |
| Cost of mutual fund shares | $ 29 | $ 49 | $ 27,844 | $ 29,705 | $ 17,938 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2012
*(Dollars in thousands)*

| | ING Pioneer Fund Portfolio - Service Class | ING Pioneer Mid Cap Value Portfolio - Adviser Class | ING Pioneer Mid Cap Value Portfolio - Institutional Class | ING Pioneer Mid Cap Value Portfolio - Service Class | ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 273 | $ 23 | $ 76,026 | $ 378 | $ 195 |
| Total assets | 273 | 23 | 76,026 | 378 | 195 |
| Net assets | $ 273 | $ 23 | $ 76,026 | $ 378 | $ 195 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 273 | $ 23 | $ 75,104 | $ 378 | $ 195 |
| Contracts in payout (annuitization) | - | - | 922 | - | - |
| Total net assets | $ 273 | $ 23 | $ 76,026 | $ 378 | $ 195 |
| | | | | | |
| Total number of mutual fund shares | 23,837 | 2,085 | 6,727,954 | 33,401 | 7,934 |
| | | | | | |
| Cost of mutual fund shares | $ 256 | $ 22 | $ 72,991 | $ 347 | $ 185 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2012
*(Dollars in thousands)*

| | ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class | ING T. Rowe Price Capital Appreciation Portfolio - Service Class | ING T. Rowe Price Equity Income Portfolio - Adviser Class | ING T. Rowe Price Equity Income Portfolio - Service Class | ING T. Rowe Price International Stock Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 112,414 | $ 377,748 | $ 1,638 | $ 104,568 | $ 102 |
| Total assets | 112,414 | 377,748 | 1,638 | 104,568 | 102 |
| Net assets | $ 112,414 | $ 377,748 | $ 1,638 | $ 104,568 | $ 102 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 112,414 | $ 377,748 | $ 1,638 | $ 104,452 | $ 102 |
| Contracts in payout (annuitization) | - | - | - | 116 | - |
| Total net assets | $ 112,414 | $ 377,748 | $ 1,638 | $ 104,568 | $ 102 |
| | | | | | |
| Total number of mutual fund shares | 4,489,378 | 15,073,742 | 125,883 | 7,951,915 | 8,674 |
| | | | | | |
| Cost of mutual fund shares | $ 110,377 | $ 319,703 | $ 1,315 | $ 87,057 | $ 94 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2012
*(Dollars in thousands)*

| | ING T. Rowe Price International Stock Portfolio - Service Class | ING Templeton Global Growth Portfolio - Institutional Class | ING Templeton Global Growth Portfolio - Service Class | ING U.S. Stock Index Portfolio - Institutional Class | ING Money Market Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 7,554 | $ 841 | $ 4,823 | $ 7,900 | $ 295,287 |
| Total assets | 7,554 | 841 | 4,823 | 7,900 | 295,287 |
| Net assets | $ 7,554 | $ 841 | $ 4,823 | $ 7,900 | $ 295,287 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 7,554 | $ 841 | $ 4,823 | $ 7,900 | $ 292,451 |
| Contracts in payout (annuitization) | - | - | - | - | 2,836 |
| Total net assets | $ 7,554 | $ 841 | $ 4,823 | $ 7,900 | $ 295,287 |
| | | | | | |
| Total number of mutual fund shares | 645,606 | 67,524 | 385,552 | 686,976 | 295,287,237 |
| | | | | | |
| Cost of mutual fund shares | $ 6,352 | $ 685 | $ 4,172 | $ 7,079 | $ 295,287 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2012**
*(Dollars in thousands)*

| | ING Global Real Estate Fund - Class A | ING International SmallCap Fund - Class A | ING American Century Small-Mid Cap Value Portfolio - Adviser Class | ING American Century Small-Mid Cap Value Portfolio - Initial Class | ING American Century Small-Mid Cap Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 92 | $ 418 | $ 119 | $ 10,028 | $ 43,640 |
| Total assets | 92 | 418 | 119 | 10,028 | 43,640 |
| Net assets | $ 92 | $ 418 | $ 119 | $ 10,028 | $ 43,640 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 92 | $ 418 | $ 119 | $ 10,028 | $ 42,987 |
| Contracts in payout (annuitization) | - | - | - | - | 653 |
| Total net assets | $ 92 | $ 418 | $ 119 | $ 10,028 | $ 43,640 |
| | | | | | |
| Total number of mutual fund shares | 5,094 | $ 10,886 | 10,153 | 827,410 | 3,627,628 |
| | | | | | |
| Cost of mutual fund shares | $ 81 | $ 397 | $ 111 | $ 9,534 | $ 36,493 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2012
*(Dollars in thousands)*

| | ING Baron Growth Portfolio - Adviser Class | | ING Baron Growth Portfolio - Service Class | | ING Columbia Small Cap Value II Portfolio - Adviser Class | | ING Columbia Small Cap Value II Portfolio - Service Class | | ING Davis New York Venture Portfolio - Service Class | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 1,419 | $ | 129,571 | $ | 279 | $ | 3,292 | $ | 12,097 |
| Total assets | | 1,419 | | 129,571 | | 279 | | 3,292 | | 12,097 |
| Net assets | $ | 1,419 | $ | 129,571 | $ | 279 | $ | 3,292 | $ | 12,097 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 1,419 | $ | 128,314 | $ | 279 | $ | 3,292 | $ | 12,007 |
| Contracts in payout (annuitization) | | - | | 1,257 | | - | | - | | 90 |
| Total net assets | $ | 1,419 | $ | 129,571 | $ | 279 | $ | 3,292 | $ | 12,097 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 63,001 | | 5,589,778 | | 24,763 | | 287,237 | | 645,193 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 838 | $ | 93,943 | $ | 271 | $ | 3,020 | $ | 9,918 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2012
*(Dollars in thousands)*

| | ING Fidelity® VIP Mid Cap Portfolio - Service Class | ING Global Bond Portfolio - Adviser Class | ING Global Bond Portfolio - Initial Class | ING Global Bond Portfolio - Service Class | ING Growth and Income Core Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 4,543 | $ 388 | $ 151,398 | $ 1,301 | $ 627 |
| Total assets | 4,543 | 388 | 151,398 | 1,301 | 627 |
| Net assets | $ 4,543 | $ 388 | $ 151,398 | $ 1,301 | $ 627 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 4,543 | $ 388 | $ 147,998 | $ 1,289 | $ 627 |
| Contracts in payout (annuitization) | - | - | 3,400 | 12 | - |
| Total net assets | $ 4,543 | $ 388 | $ 151,398 | $ 1,301 | $ 627 |
| | | | | | |
| Total number of mutual fund shares | 338,777 | 34,227 | 13,210,955 | 113,326 | 21,499 |
| | | | | | |
| Cost of mutual fund shares | $ 4,138 | $ 388 | $ 146,499 | $ 1,311 | $ 658 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2012
*(Dollars in thousands)*

| | ING Growth and Income Core Portfolio - Initial Class | ING Index Solution 2015 Portfolio - Initial Class | ING Index Solution 2015 Portfolio - Service Class | ING Index Solution 2015 Portfolio - Service 2 Class | ING Index Solution 2025 Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 70,374 | $ 270 | $ 787 | $ 981 | $ 476 |
| Total assets | 70,374 | 270 | 787 | 981 | 476 |
| Net assets | $ 70,374 | $ 270 | $ 787 | $ 981 | $ 476 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 69,672 | $ 270 | $ 787 | $ 981 | $ 476 |
| Contracts in payout (annuitization) | 702 | - | - | - | - |
| Total net assets | $ 70,374 | $ 270 | $ 787 | $ 981 | $ 476 |
| | | | | | |
| Total number of mutual fund shares | 2,348,143 | 25,663 | 75,200 | 95,014 | 45,120 |
| | | | | | |
| Cost of mutual fund shares | $ 63,665 | $ 266 | $ 750 | $ 955 | $ 461 |

*The accompanying notes are an integral part of these financial statements.*

30

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2012**
*(Dollars in thousands)*

| | ING Index Solution 2025 Portfolio - Service Class | ING Index Solution 2025 Portfolio - Service 2 Class | ING Index Solution 2035 Portfolio - Initial Class | ING Index Solution 2035 Portfolio - Service Class | ING Index Solution 2035 Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 87 | $ 2,563 | $ 372 | $ 169 | $ 1,815 |
| Total assets | 87 | 2,563 | 372 | 169 | 1,815 |
| Net assets | $ 87 | $ 2,563 | $ 372 | $ 169 | $ 1,815 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 87 | $ 2,563 | $ 372 | $ 169 | $ 1,815 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 87 | $ 2,563 | $ 372 | $ 169 | $ 1,815 |
| | | | | | |
| Total number of mutual fund shares | 8,336 | 247,868 | 35,700 | 16,388 | 177,387 |
| | | | | | |
| Cost of mutual fund shares | $ 86 | $ 2,446 | $ 358 | $ 168 | $ 1,711 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2012**
*(Dollars in thousands)*

| | ING Index Solution 2045 Portfolio - Initial Class | | ING Index Solution 2045 Portfolio - Service Class | | ING Index Solution 2045 Portfolio - Service 2 Class | | ING Index Solution 2055 Portfolio - Initial Class | | ING Index Solution 2055 Portfolio - Service Class | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 48 | $ | 34 | $ | 1,308 | $ | 20 | $ | 202 |
| Total assets | | 48 | | 34 | | 1,308 | | 20 | | 202 |
| Net assets | $ | 48 | $ | 34 | $ | 1,308 | $ | 20 | $ | 202 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 48 | $ | 34 | $ | 1,308 | $ | 20 | $ | 202 |
| Contracts in payout (annuitization) | | - | | - | | - | | - | | - |
| Total net assets | $ | 48 | $ | 34 | $ | 1,308 | $ | 20 | $ | 202 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 4,542 | | 3,278 | | 127,584 | | 1,675 | | 16,620 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 46 | $ | 33 | $ | 1,217 | $ | 19 | $ | 192 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2012**
*(Dollars in thousands)*

| | **ING Index Solution 2055 Portfolio - Service 2 Class** | **ING Index Solution Income Portfolio - Service Class** | **ING Index Solution Income Portfolio - Service 2 Class** | **ING Invesco Van Kampen Comstock Portfolio - Adviser Class** | **ING Invesco Van Kampen Comstock Portfolio - Service Class** |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 92 | $ 1,133 | $ 226 | $ 334 | $ 48,799 |
| Total assets | 92 | 1,133 | 226 | 334 | 48,799 |
| Net assets | $ 92 | $ 1,133 | $ 226 | $ 334 | $ 48,799 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 92 | $ 1,133 | $ 226 | $ 334 | $ 47,712 |
| Contracts in payout (annuitization) | - | - | - | - | 1,087 |
| Total net assets | $ 92 | $ 1,133 | $ 226 | $ 334 | $ 48,799 |
| | | | | | |
| Total number of mutual fund shares | 7,650 | 105,450 | 21,377 | 29,201 | 4,239,729 |
| | | | | | |
| Cost of mutual fund shares | $ 87 | $ 1,117 | $ 223 | $ 279 | $ 45,650 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2012**
*(Dollars in thousands)*

| | ING Invesco Van Kampen Equity and Income Portfolio - Adviser Class | ING Invesco Van Kampen Equity and Income Portfolio - Initial Class | ING Invesco Van Kampen Equity and Income Portfolio - Service Class | ING JPMorgan Mid Cap Value Portfolio - Adviser Class | ING JPMorgan Mid Cap Value Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 712 | $ 232,827 | $ 277 | $ 348 | $ 904 |
| Total assets | 712 | 232,827 | 277 | 348 | 904 |
| Net assets | $ 712 | $ 232,827 | $ 277 | $ 348 | $ 904 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 712 | $ 229,117 | $ 277 | $ 348 | $ 904 |
| Contracts in payout (annuitization) | - | 3,710 | - | - | - |
| Total net assets | $ 712 | $ 232,827 | $ 277 | $ 348 | $ 904 |
| | | | | | |
| Total number of mutual fund shares | 19,760 | 6,391,092 | 7,633 | 20,983 | 53,848 |
| | | | | | |
| Cost of mutual fund shares | $ 649 | $ 215,346 | $ 239 | $ 240 | $ 898 |

*The accompanying notes are an integral part of these financial statements.*

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
*(Dollars in thousands)*

| | ING JPMorgan Mid Cap Value Portfolio - Service Class | ING Oppenheimer Global Portfolio - Adviser Class | ING Oppenheimer Global Portfolio - Initial Class | ING Oppenheimer Global Portfolio - Service Class | ING PIMCO Total Return Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 40,437 | $ 601 | $ 540,715 | $ 815 | $ 2,675 |
| Total assets | 40,437 | 601 | 540,715 | 815 | 2,675 |
| Net assets | $ 40,437 | $ 601 | $ 540,715 | $ 815 | $ 2,675 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 39,265 | $ 601 | $ 536,987 | $ 815 | $ 2,675 |
| Contracts in payout (annuitization) | 1,172 | - | 3,728 | - | - |
| Total net assets | $ 40,437 | $ 601 | $ 540,715 | $ 815 | $ 2,675 |
| | | | | | |
| Total number of mutual fund shares | 2,421,393 | 41,157 | 35,904,043 | 55,705 | 222,879 |
| | | | | | |
| Cost of mutual fund shares | $ 33,858 | $ 468 | $ 462,290 | $ 674 | $ 2,644 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2012
*(Dollars in thousands)*

| | ING PIMCO Total Return Portfolio - Initial Class | ING PIMCO Total Return Portfolio - Service Class | ING Pioneer High Yield Portfolio - Initial Class | ING Pioneer High Yield Portfolio - Service Class | ING Solution 2015 Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 322 | $ 255,966 | $ 23,376 | $ 466 | $ 874 |
| Total assets | 322 | 255,966 | 23,376 | 466 | 874 |
| Net assets | $ 322 | $ 255,966 | $ 23,376 | $ 466 | $ 874 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 322 | $ 249,237 | $ 21,612 | $ 466 | $ 874 |
| Contracts in payout (annuitization) | - | 6,729 | 1,764 | - | - |
| Total net assets | $ 322 | $ 255,966 | $ 23,376 | $ 466 | $ 874 |
| | | | | | |
| Total number of mutual fund shares | 26,142 | 20,997,999 | 2,015,160 | 40,235 | 78,041 |
| | | | | | |
| Cost of mutual fund shares | $ 320 | $ 245,573 | $ 22,224 | $ 433 | $ 821 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2012
*(Dollars in thousands)*

| | ING Solution 2015 Portfolio - Initial Class | ING Solution 2015 Portfolio - Service Class | ING Solution 2015 Portfolio - Service 2 Class | ING Solution 2025 Portfolio - Adviser Class | ING Solution 2025 Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,276 | $ 67,178 | $ 10,582 | $ 427 | $ 521 |
| Total assets | 1,276 | 67,178 | 10,582 | 427 | 521 |
| Net assets | $ 1,276 | $ 67,178 | $ 10,582 | $ 427 | $ 521 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,276 | $ 67,178 | $ 10,582 | $ 427 | $ 521 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 1,276 | $ 67,178 | $ 10,582 | $ 427 | $ 521 |
| | | | | | |
| Total number of mutual fund shares | 111,594 | 5,924,019 | 955,873 | 37,200 | 44,397 |
| | | | | | |
| Cost of mutual fund shares | $ 1,249 | $ 61,513 | $ 10,118 | $ 387 | $ 505 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2012
*(Dollars in thousands)*

| | ING Solution 2025 Portfolio - Service Class | ING Solution 2025 Portfolio - Service 2 Class | ING Solution 2035 Portfolio - Adviser Class | ING Solution 2035 Portfolio - Initial Class | ING Solution 2035 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 110,500 | $ 15,599 | $ 266 | $ 1,299 | $ 96,949 |
| Total assets | 110,500 | 15,599 | 266 | 1,299 | 96,949 |
| Net assets | $ 110,500 | $ 15,599 | $ 266 | $ 1,299 | $ 96,949 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 110,500 | $ 15,599 | $ 266 | $ 1,299 | $ 96,949 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 110,500 | $ 15,599 | $ 266 | $ 1,299 | $ 96,949 |
| | | | | | |
| Total number of mutual fund shares | 9,509,470 | 1,370,723 | 22,475 | 107,825 | 8,106,124 |
| | | | | | |
| Cost of mutual fund shares | $ 99,564 | $ 14,404 | $ 239 | $ 1,250 | $ 85,066 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2012**
*(Dollars in thousands)*

| | ING Solution 2035 Portfolio - Service 2 Class | ING Solution 2045 Portfolio - Adviser Class | ING Solution 2045 Portfolio - Initial Class | ING Solution 2045 Portfolio - Service Class | ING Solution 2045 Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 15,155 | $ 117 | $ 803 | $ 70,077 | $ 11,546 |
| Total assets | 15,155 | 117 | 803 | 70,077 | 11,546 |
| Net assets | $ 15,155 | $ 117 | $ 803 | $ 70,077 | $ 11,546 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 15,155 | $ 117 | $ 803 | $ 70,077 | $ 11,546 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 15,155 | $ 117 | $ 803 | $ 70,077 | $ 11,546 |
| | | | | | |
| Total number of mutual fund shares | 1,299,776 | 9,736 | 65,780 | 5,791,511 | 971,065 |
| | | | | | |
| Cost of mutual fund shares | $ 13,785 | $ 109 | $ 774 | $ 60,329 | $ 10,371 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2012**
*(Dollars in thousands)*

| | ING Solution 2055 Portfolio - Initial Class | | ING Solution 2055 Portfolio - Service Class | | ING Solution 2055 Portfolio - Service 2 Class | | ING Solution Growth Portfolio - Service Class | | ING Solution Income Portfolio - Adviser Class | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds at fair value | $ | 124 | $ | 3,384 | $ | 438 | $ | 2,273 | $ | 257 |
| Total assets | | 124 | | 3,384 | | 438 | | 2,273 | | 257 |
| Net assets | $ | 124 | $ | 3,384 | $ | 438 | $ | 2,273 | $ | 257 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 124 | $ | 3,384 | $ | 438 | $ | 2,273 | $ | 257 |
| Contracts in payout (annuitization) | | - | | - | | - | | - | | - |
| Total net assets | $ | 124 | $ | 3,384 | $ | 438 | $ | 2,273 | $ | 257 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 10,215 | | 279,426 | | 36,290 | | 228,434 | | 23,588 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 124 | $ | 3,125 | $ | 414 | $ | 2,089 | $ | 256 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2012**
*(Dollars in thousands)*

| | ING Solution Income Portfolio - Initial Class | ING Solution Income Portfolio - Service Class | ING Solution Income Portfolio - Service 2 Class | ING Solution Moderate Portfolio - Service Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1,968 | $ 13,244 | $ 2,070 | $ 3,570 | $ 465 |
| Total assets | 1,968 | 13,244 | 2,070 | 3,570 | 465 |
| Net assets | $ 1,968 | $ 13,244 | $ 2,070 | $ 3,570 | $ 465 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,968 | $ 13,244 | $ 2,070 | $ 3,570 | $ 465 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 1,968 | $ 13,244 | $ 2,070 | $ 3,570 | $ 465 |
| | | | | | |
| Total number of mutual fund shares | 177,014 | 1,200,712 | 191,823 | 336,776 | 55,644 |
| | | | | | |
| Cost of mutual fund shares | $ 1,935 | $ 12,824 | $ 2,029 | $ 3,284 | $ 383 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2012
*(Dollars in thousands)*

| | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | ING T. Rowe Price Growth Equity Portfolio - Adviser Class | ING T. Rowe Price Growth Equity Portfolio - Initial Class | ING T. Rowe Price Growth Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 324,303 | $ 586 | $ 1,224 | $ 247,651 | $ 2,729 |
| Total assets | 324,303 | 586 | 1,224 | 247,651 | 2,729 |
| Net assets | $ 324,303 | $ 586 | $ 1,224 | $ 247,651 | $ 2,729 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 322,808 | $ 586 | $ 1,224 | $ 245,769 | $ 2,729 |
| Contracts in payout (annuitization) | 1,495 | - | - | 1,882 | - |
| Total net assets | $ 324,303 | $ 586 | $ 1,224 | $ 247,651 | $ 2,729 |
| | | | | | |
| Total number of mutual fund shares | 37,020,942 | 68,109 | 19,666 | 3,869,550 | 43,241 |
| | | | | | |
| Cost of mutual fund shares | $ 289,541 | $ 548 | $ 890 | $ 187,710 | $ 2,138 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2012**
*(Dollars in thousands)*

|  | ING Templeton Foreign Equity Portfolio - Adviser Class | ING Templeton Foreign Equity Portfolio - Initial Class | ING Templeton Foreign Equity Portfolio - Service Class | ING UBS U.S. Large Cap Equity Portfolio - Adviser Class | ING UBS U.S. Large Cap Equity Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 562 | $ 104,253 | $ 284 | $ 75 | $ 67,687 |
| Total assets | 562 | 104,253 | 284 | 75 | 67,687 |
| Net assets | $ 562 | $ 104,253 | $ 284 | $ 75 | $ 67,687 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 562 | $ 102,028 | $ 284 | $ 75 | $ 67,254 |
| Contracts in payout (annuitization) | - | 2,225 | - | - | 433 |
| Total net assets | $ 562 | $ 104,253 | $ 284 | $ 75 | $ 67,687 |
| | | | | | |
| Total number of mutual fund shares | 50,890 | 9,350,073 | 25,646 | 7,798 | 6,906,872 |
| | | | | | |
| Cost of mutual fund shares | $ 537 | $ 106,288 | $ 252 | $ 60 | $ 57,980 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2012**
*(Dollars in thousands)*

| | ING UBS U.S. Large Cap Equity Portfolio - Service Class | ING Core Equity Research Fund - Class A | ING Strategic Allocation Conservative Portfolio - Class I | ING Strategic Allocation Growth Portfolio - Class I | ING Strategic Allocation Moderate Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 17 | $ 190 | $ 33,238 | $ 64,806 | $ 61,420 |
| Total assets | 17 | 190 | 33,238 | 64,806 | 61,420 |
| Net assets | $ 17 | $ 190 | $ 33,238 | $ 64,806 | $ 61,420 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 17 | $ 190 | $ 32,118 | $ 64,163 | $ 60,284 |
| Contracts in payout (annuitization) | - | - | 1,120 | 643 | 1,136 |
| Total net assets | $ 17 | $ 190 | $ 33,238 | $ 64,806 | $ 61,420 |
| | | | | | |
| Total number of mutual fund shares | 1,694 | 14,209 | 2,983,670 | 5,896,775 | 5,558,350 |
| | | | | | |
| Cost of mutual fund shares | $ 15 | $ 161 | $ 29,893 | $ 68,081 | $ 61,048 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2012
*(Dollars in thousands)*

| | ING Growth and Income Portfolio - Class A | ING Growth and Income Portfolio - Class I | ING Growth and Income Portfolio - Class S | ING GET U.S. Core Portfolio - Series 11 | ING BlackRock Science and Technology Opportunities Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 785 | $ 1,068,514 | $ 6,121 | $ 6 | $ 2 |
| Total assets | 785 | 1,068,514 | 6,121 | 6 | 2 |
| Net assets | $ 785 | $ 1,068,514 | $ 6,121 | $ 6 | $ 2 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 785 | $ 990,889 | $ 6,121 | $ 6 | $ 2 |
| Contracts in payout (annuitization) | - | 77,625 | - | - | - |
| Total net assets | $ 785 | $ 1,068,514 | $ 6,121 | $ 6 | $ 2 |
| | | | | | |
| Total number of mutual fund shares | 32,317 | 43,541,711 | 251,691 | 766 | 332 |
| | | | | | |
| Cost of mutual fund shares | $ 648 | $ 949,437 | $ 5,422 | $ 6 | $ 2 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2012
*(Dollars in thousands)*

| | ING BlackRock Science and Technology Opportunities Portfolio - Class I | ING Index Plus LargeCap Portfolio - Class I | ING Index Plus LargeCap Portfolio - Class S | ING Index Plus MidCap Portfolio - Class I | ING Index Plus MidCap Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 44,495 | $ 269,213 | $ 368 | $ 298,981 | $ 387 |
| Total assets | 44,495 | 269,213 | 368 | 298,981 | 387 |
| Net assets | $ 44,495 | $ 269,213 | $ 368 | $ 298,981 | $ 387 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 44,495 | $ 265,412 | $ 368 | $ 297,412 | $ 387 |
| Contracts in payout (annuitization) | - | 3,801 | - | 1,569 | - |
| Total net assets | $ 44,495 | $ 269,213 | $ 368 | $ 298,981 | $ 387 |
| | | | | | |
| Total number of mutual fund shares | 8,209,327 | 17,515,509 | 24,160 | 16,834,515 | 22,021 |
| | | | | | |
| Cost of mutual fund shares | $ 41,426 | $ 239,207 | $ 311 | $ 273,845 | $ 307 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2012
*(Dollars in thousands)*

| | ING Index Plus SmallCap Portfolio - Class I | ING Index Plus SmallCap Portfolio - Class S | ING International Index Portfolio - Class I | ING International Index Portfolio - Class S | ING Russell™ Large Cap Growth Index Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 109,978 | $ 176 | $ 20,592 | $ 5 | $ 8,965 |
| Total assets | 109,978 | 176 | 20,592 | 5 | 8,965 |
| Net assets | $ 109,978 | $ 176 | $ 20,592 | $ 5 | $ 8,965 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 109,216 | $ 176 | $ 19,980 | $ 5 | $ 8,846 |
| Contracts in payout (annuitization) | 762 | - | 612 | - | 119 |
| Total net assets | $ 109,978 | $ 176 | $ 20,592 | $ 5 | $ 8,965 |
| | | | | | |
| Total number of mutual fund shares | 7,104,535 | 11,457 | 2,434,005 | 551 | 534,285 |
| | | | | | |
| Cost of mutual fund shares | $ 104,170 | $ 139 | $ 19,000 | $ 5 | $ 8,188 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2012**
*(Dollars in thousands)*

| | ING Russell™ Large Cap Growth Index Portfolio - Class S | ING Russell™ Large Cap Index Portfolio - Class I | ING Russell™ Large Cap Index Portfolio - Class S | ING Russell™ Large Cap Value Index Portfolio - Class I | ING Russell™ Large Cap Value Index Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 585 | $ 23,318 | $ 65 | $ 255 | $ 3,936 |
| Total assets | 585 | 23,318 | 65 | 255 | 3,936 |
| Net assets | $ 585 | $ 23,318 | $ 65 | $ 255 | $ 3,936 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 585 | $ 23,318 | $ - | $ 255 | $ 3,936 |
| Contracts in payout (annuitization) | - | - | 65 | - | - |
| Total net assets | $ 585 | $ 23,318 | $ 65 | $ 255 | $ 3,936 |
| | | | | | |
| Total number of mutual fund shares | 34,982 | 2,112,127 | 5,956 | 17,904 | 276,790 |
| | | | | | |
| Cost of mutual fund shares | $ 514 | $ 20,098 | $ 62 | $ 228 | $ 3,508 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2012
*(Dollars in thousands)*

| | ING Russell™ Mid Cap Growth Index Portfolio - Class S | ING Russell™ Mid Cap Index Portfolio - Class I | ING Russell™ Small Cap Index Portfolio - Class I | ING Small Company Portfolio - Class I | ING Small Company Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 5,776 | $ 23,380 | $ 12,589 | $ 122,521 | $ 207 |
| Total assets | 5,776 | 23,380 | 12,589 | 122,521 | 207 |
| Net assets | $ 5,776 | $ 23,380 | $ 12,589 | $ 122,521 | $ 207 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 5,776 | $ 23,380 | $ 12,589 | $ 120,938 | $ 207 |
| Contracts in payout (annuitization) | - | - | - | 1,583 | - |
| Total net assets | $ 5,776 | $ 23,380 | $ 12,589 | $ 122,521 | $ 207 |
| | | | | | |
| Total number of mutual fund shares | 315,283 | 1,877,929 | 978,936 | 6,241,521 | 10,706 |
| | | | | | |
| Cost of mutual fund shares | $ 4,985 | $ 21,374 | $ 11,809 | $ 111,102 | $ 174 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2012**
*(Dollars in thousands)*

| | ING U.S. Bond Index Portfolio - Class I | ING International Value Portfolio - Class I | ING International Value Portfolio - Class S | ING MidCap Opportunities Portfolio - Class I | ING MidCap Opportunities Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 11,539 | $ 59,954 | $ 218 | $ 49,515 | $ 1,742 |
| Total assets | 11,539 | 59,954 | 218 | 49,515 | 1,742 |
| Net assets | $ 11,539 | $ 59,954 | $ 218 | $ 49,515 | $ 1,742 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 11,539 | $ 57,856 | $ 218 | $ 49,515 | $ 1,742 |
| Contracts in payout (annuitization) | - | 2,098 | - | - | - |
| Total net assets | $ 11,539 | $ 59,954 | $ 218 | $ 49,515 | $ 1,742 |
| | | | | | |
| Total number of mutual fund shares | 1,051,875 | 7,329,296 | 26,131 | 3,844,324 | 138,594 |
| | | | | | |
| Cost of mutual fund shares | $ 11,587 | $ 69,274 | $ 203 | $ 42,784 | $ 1,473 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2012**
*(Dollars in thousands)*

| | ING SmallCap Opportunities Portfolio - Class I | ING SmallCap Opportunities Portfolio - Class S | Janus Aspen Series Balanced Portfolio - Institutional Shares | Janus Aspen Series Enterprise Portfolio - Institutional Shares | Janus Aspen Series Flexible Bond Portfolio - Institutional Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 28,744 | $ 80 | $ 174 | $ 365 | $ 40 |
| Total assets | 28,744 | 80 | 174 | 365 | 40 |
| Net assets | $ 28,744 | $ 80 | $ 174 | $ 365 | $ 40 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 28,744 | $ 80 | $ 174 | $ 365 | $ 40 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 28,744 | $ 80 | $ 174 | $ 365 | $ 40 |
| | | | | | |
| Total number of mutual fund shares | 1,287,831 | 3,700 | 6,395 | 8,162 | 3,140 |
| | | | | | |
| Cost of mutual fund shares | $ 24,496 | $ 68 | $ 167 | $ 289 | $ 39 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2012
*(Dollars in thousands)*

| | Janus Aspen Series Janus Portfolio - Institutional Shares | Janus Aspen Series Worldwide Portfolio - Institutional Shares | JPMorgan Government Bond Fund - Select Class | Lazard U.S. Mid Cap Equity Portfolio - Open Shares | LKCM Aquinas Growth Fund |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 70 | $ 135 | $ 10 | $ 5,049 | $ 337 |
| Total assets | 70 | 135 | 10 | 5,049 | 337 |
| Net assets | $ 70 | $ 135 | $ 10 | $ 5,049 | $ 337 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 70 | $ 135 | $ 10 | $ 5,049 | $ 337 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 70 | $ 135 | $ 10 | $ 5,049 | $ 337 |
| | | | | | |
| Total number of mutual fund shares | 2,659 | 4,388 | 834 | 408,827 | 18,170 |
| | | | | | |
| Cost of mutual fund shares | $ 63 | $ 121 | $ 10 | $ 5,077 | $ 256 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2012**
*(Dollars in thousands)*

| | Loomis Sayles Small Cap Value Fund - Retail Class | Lord Abbett Developing Growth Fund, Inc. - Class A | Lord Abbett Core Fixed Income Fund - Class A | Lord Abbett Mid Cap Stock Fund, Inc. - Class A | Lord Abbett Small-Cap Value Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 10,558 | $ 93 | $ 59 | $ 960 | $ 1,186 |
| Total assets | 10,558 | 93 | 59 | 960 | 1,186 |
| Net assets | $ 10,558 | $ 93 | $ 59 | $ 960 | $ 1,186 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 10,558 | $ 93 | $ 59 | $ 960 | $ 1,186 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 10,558 | $ 93 | $ 59 | $ 960 | $ 1,186 |
| | | | | | |
| Total number of mutual fund shares | 354,168 | 4,685 | 5,312 | 53,536 | 36,854 |
| | | | | | |
| Cost of mutual fund shares | $ 9,020 | $ 99 | $ 59 | $ 744 | $ 957 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2012
*(Dollars in thousands)*

| | Lord Abbett Fundamental Equity Fund - Class A | Lord Abbett Series Fund - Mid-Cap Stock Portfolio - Class VC | MainStay Large Cap Growth Fund - Class R3 | Massachusetts Investors Growth Stock Fund - Class A | Neuberger Berman Genesis Fund® - Trust Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 158 | $ 95,534 | $ 424 | $ 718 | $ 95 |
| Total assets | 158 | 95,534 | 424 | 718 | 95 |
| Net assets | $ 158 | $ 95,534 | $ 424 | $ 718 | $ 95 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 158 | $ 94,804 | $ 424 | $ 718 | $ 95 |
| Contracts in payout (annuitization) | - | 730 | - | - | - |
| Total net assets | $ 158 | $ 95,534 | $ 424 | $ 718 | $ 95 |
| | | | | | |
| Total number of mutual fund shares | 12,033 | 5,292,754 | 55,633 | 40,313 | 1,870 |
| | | | | | |
| Cost of mutual fund shares | $ 157 | $ 94,676 | $ 417 | $ 685 | $ 93 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2012
*(Dollars in thousands)*

| | Neuberger Berman Socially Responsive Fund® - Trust Class | New Perspective Fund®, Inc. - Class R-3 | New Perspective Fund®, Inc. - Class R-4 | Oppenheimer Capital Appreciation Fund - Class A | Oppenheimer Developing Markets Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 8,855 | $ 2,123 | $ 88,013 | $ 520 | $ 275,812 |
| Total assets | 8,855 | 2,123 | 88,013 | 520 | 275,812 |
| Net assets | $ 8,855 | $ 2,123 | $ 88,013 | $ 520 | $ 275,812 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 8,855 | $ 2,123 | $ 88,013 | $ 520 | $ 275,812 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 8,855 | $ 2,123 | $ 88,013 | $ 520 | $ 275,812 |
| | | | | | |
| Total number of mutual fund shares | 479,698 | 69,052 | 2,844,648 | 10,758 | 7,815,577 |
| | | | | | |
| Cost of mutual fund shares | $ 8,387 | $ 1,745 | $ 76,481 | $ 451 | $ 198,079 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Assets and Liabilities
## December 31, 2012
### *(Dollars in thousands)*

| | Oppenheimer Developing Markets Fund - Class Y | | Oppenheimer Gold & Special Minerals Fund - Class A | | Oppenheimer International Bond Fund - Class A | | Oppenheimer Global Securities Fund/VA | | Oppenheimer Global Strategic Income Fund/VA | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 35,375 | $ | 16 | $ | 128 | $ | 226 | $ | 109 |
| Total assets | | 35,375 | | 16 | | 128 | | 226 | | 109 |
| Net assets | $ | 35,375 | $ | 16 | $ | 128 | $ | 226 | $ | 109 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 35,375 | $ | 16 | $ | 128 | $ | 226 | $ | 109 |
| Contracts in payout (annuitization) | | - | | - | | - | | - | | - |
| Total net assets | $ | 35,375 | $ | 16 | $ | 128 | $ | 226 | $ | 109 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 1,014,195 | | 516 | | 19,492 | | 6,940 | | 19,262 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 32,503 | $ | 16 | $ | 127 | $ | 189 | $ | 101 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2012
*(Dollars in thousands)*

| | Oppenheimer Main Street Fund®/VA | Oppenheimer Main Street Small- & Mid- Cap Fund®/VA | Oppenheimer Small- & Mid- Cap Growth Fund/VA | Parnassus Equity Income Fund - Investor Shares | Pax World Balanced Fund - Individual Investor Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 67 | $ 10,845 | $ 41 | $ 622 | $ 46,306 |
| Total assets | 67 | 10,845 | 41 | 622 | 46,306 |
| Net assets | $ 67 | $ 10,845 | $ 41 | $ 622 | $ 46,306 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ - | $ 10,845 | $ - | $ 622 | $ 46,306 |
| Contracts in payout (annuitization) | 67 | - | 41 | - | - |
| Total net assets | $ 67 | $ 10,845 | $ 41 | $ 622 | $ 46,306 |
| | | | | | |
| Total number of mutual fund shares | 2,795 | 538,469 | 753 | 21,286 | 1,951,382 |
| | | | | | |
| Cost of mutual fund shares | $ 61 | $ 7,811 | $ 39 | $ 622 | $ 44,122 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2012
*(Dollars in thousands)*

| | PIMCO Real Return Portfolio - Administrative Class | Pioneer Equity Income Fund - Class Y | Pioneer High Yield Fund - Class A | Pioneer Strategic Income Fund - Class A | Pioneer Emerging Markets VCT Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 260,067 | $ 1,099 | $ 2,178 | $ 1,519 | $ 15,901 |
| Total assets | 260,067 | 1,099 | 2,178 | 1,519 | 15,901 |
| Net assets | $ 260,067 | $ 1,099 | $ 2,178 | $ 1,519 | $ 15,901 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 260,067 | $ 1,099 | $ 2,178 | $ 1,519 | $ 15,901 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 260,067 | $ 1,099 | $ 2,178 | $ 1,519 | $ 15,901 |
| | | | | | |
| Total number of mutual fund shares | 18,250,325 | 38,994 | 210,870 | 134,680 | 612,773 |
| | | | | | |
| Cost of mutual fund shares | $ 244,935 | $ 1,096 | $ 2,065 | $ 1,498 | $ 15,938 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2012
*(Dollars in thousands)*

| | Pioneer High Yield VCT Portfolio - Class I | Columbia Diversified Equity Income Fund - Class K | Columbia Diversified Equity Income Fund - Class R4 | Royce Total Return Fund - Class K | SMALLCAP World Fund® - Class R-4 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 27,738 | $ 7,180 | $ 88 | $ 1 | $ 7,942 |
| Total assets | 27,738 | 7,180 | 88 | 1 | 7,942 |
| Net assets | $ 27,738 | $ 7,180 | $ 88 | $ 1 | $ 7,942 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 27,738 | $ 7,180 | $ 88 | $ 1 | $ 7,942 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 27,738 | $ 7,180 | $ 88 | $ 1 | $ 7,942 |
| | | | | | |
| Total number of mutual fund shares | 2,649,276 | 676,110 | 8,276 | 121 | 200,407 |
| | | | | | |
| Cost of mutual fund shares | $ 25,481 | $ 6,543 | $ 77 | $ 1 | $ 7,566 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2012
*(Dollars in thousands)*

| | T. Rowe Price Mid-Cap Value Fund - R Class | T. Rowe Price Value Fund - Advisor Class | Templeton Foreign Fund - Class A | Templeton Global Bond Fund - Advisor Class | Templeton Global Bond Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 777 | $ 226 | $ 1,174 | $ 37,035 | $ 204,498 |
| Total assets | 777 | 226 | 1,174 | 37,035 | 204,498 |
| Net assets | $ 777 | $ 226 | $ 1,174 | $ 37,035 | $ 204,498 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 777 | $ 226 | $ 1,174 | $ 37,035 | $ 204,498 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 777 | $ 226 | $ 1,174 | $ 37,035 | $ 204,498 |
| | | | | | |
| Total number of mutual fund shares | 32,770 | 8,638 | 170,866 | 2,776,268 | 15,283,830 |
| | | | | | |
| Cost of mutual fund shares | $ 649 | $ 189 | $ 1,051 | $ 36,380 | $ 193,818 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2012
*(Dollars in thousands)*

| | Thornburg International Value Fund - Class R4 | USAA Precious Metals and Minerals Fund - Adviser Shares | Invesco Van Kampen American Franchise Fund - Class I Shares | Diversified Value Portfolio | Equity Income Portfolio |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 34 | $ 8,081 | $ 19,755 | $ 87 | $ 446 |
| Total assets | 34 | 8,081 | 19,755 | 87 | 446 |
| Net assets | $ 34 | $ 8,081 | $ 19,755 | $ 87 | $ 446 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 34 | $ 8,081 | $ 19,718 | $ 87 | $ 446 |
| Contracts in payout (annuitization) | - | - | 37 | - | - |
| Total net assets | $ 34 | $ 8,081 | $ 19,755 | $ 87 | $ 446 |
| | | | | | |
| Total number of mutual fund shares | 1,256 | 303,011 | 544,526 | 6,071 | 25,319 |
| | | | | | |
| Cost of mutual fund shares | $ 33 | $ 9,352 | $ 20,231 | $ 79 | $ 379 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2012**
*(Dollars in thousands)*

| | Small Company Growth Portfolio | | Victory Small Company Opportunity Fund - Class R | | Wanger International | | Wanger Select | | Wanger USA | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 25 | $ | 13 | $ | 33,558 | $ | 82,307 | $ | 56,213 |
| Total assets | | 25 | | 13 | | 33,558 | | 82,307 | | 56,213 |
| Net assets | $ | 25 | $ | 13 | $ | 33,558 | $ | 82,307 | $ | 56,213 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 25 | $ | 13 | $ | 33,558 | $ | 82,307 | $ | 56,213 |
| Contracts in payout (annuitization) | | - | | - | | - | | - | | - |
| Total net assets | $ | 25 | $ | 13 | $ | 33,558 | $ | 82,307 | $ | 56,213 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 1,256 | | 408 | | 1,075,916 | | 2,988,617 | | 1,661,147 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 21 | $ | 13 | $ | 32,995 | $ | 72,736 | $ | 50,471 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2012
*(Dollars in thousands)*

| | Washington Mutual Investors Fund[SM], Inc. - Class R-3 | | Washington Mutual Investors Fund[SM], Inc. - Class R-4 | | Wells Fargo Advantage Small Cap Value Fund - Class A | | Wells Fargo Advantage Special Small Cap Values Fund - Class A | |
|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | |
| Investments in mutual funds at fair value | $ | 4,381 | $ | 94,956 | $ | 135 | $ | 94,083 |
| Total assets | | 4,381 | | 94,956 | | 135 | | 94,083 |
| Net assets | $ | 4,381 | $ | 94,956 | $ | 135 | $ | 94,083 |
| | | | | | | | | |
| **Net assets** | | | | | | | | |
| Accumulation units | $ | 4,381 | $ | 94,956 | $ | 135 | $ | 94,083 |
| Contracts in payout (annuitization) | | - | | - | | - | | - |
| Total net assets | $ | 4,381 | $ | 94,956 | $ | 135 | $ | 94,083 |
| | | | | | | | | |
| Total number of mutual fund shares | | 141,240 | | 3,053,239 | | 4,270 | | 3,886,114 |
| | | | | | | | | |
| Cost of mutual fund shares | $ | 3,596 | $ | 88,634 | $ | 119 | $ | 84,589 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | Invesco Mid Cap Core Equity Fund - Class A | Invesco Small Cap Growth Fund - Class A | Invesco International Growth Fund - Class R5 | Invesco Endeavor Fund - Class A | Invesco Global Health Care Fund - Investor Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 24 | $ - | $ - | $ - | $ 1 |
| Total investment income | 24 | - | - | - | 1 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 44 | - | - | - | 2 |
| Total expenses | 44 | - | - | - | 2 |
| Net investment income (loss) | (20) | - | - | - | (1) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 109 | 6 | - | - | 11 |
| Capital gains distributions | 333 | 2 | - | 3 | 16 |
| Total realized gain (loss) on investments and capital gains distributions | 442 | 8 | - | 3 | 27 |
| Net unrealized appreciation (depreciation) of investments | 17 | (3) | - | (1) | 12 |
| Net realized and unrealized gain (loss) on investments | 459 | 5 | - | 2 | 39 |
| Net increase (decrease) in net assets resulting from operations | $ 439 | $ 5 | $ - | $ 2 | $ 38 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | Invesco Small Cap Value Fund - Class A | Invesco Small Cap Value Fund - Class Y | Invesco V.I. Capital Appreciation Fund - Series I Shares | Invesco V.I. Core Equity Fund - Series I Shares | Alger Capital Appreciation Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ 338 | $ 3 |
| Total investment income | - | - | - | 338 | 3 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1 | - | 69 | 362 | 1 |
| Total expenses | 1 | - | 69 | 362 | 1 |
| Net investment income (loss) | (1) | - | (69) | (24) | 2 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (5) | (573) | (249) | 725 | - |
| Capital gains distributions | 18 | - | - | - | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 13 | (573) | (249) | 725 | 2 |
| Net unrealized appreciation (depreciation) of investments | 6 | 1,714 | 3,183 | 3,530 | 10 |
| Net realized and unrealized gain (loss) on investments | 19 | 1,141 | 2,934 | 4,255 | 12 |
| Net increase (decrease) in net assets resulting from operations | $ 18 | $ 1,141 | $ 2,865 | $ 4,231 | $ 14 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | Alger Green Fund - Class A | AllianceBernstein Growth and Income Fund, Inc. - Class A | AllianceBernstein Growth and Income Portfolio - Class A | Allianz NFJ Dividend Value Fund - Class A | Allianz NFJ Large-Cap Value Fund - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 3 | $ 2 | $ 8 | $ 5 | $ 40 |
| Total investment income | 3 | 2 | 8 | 5 | 40 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 20 | 2 | 6 | 2 | - |
| Total expenses | 20 | 2 | 6 | 2 | - |
| Net investment income (loss) | (17) | - | 2 | 3 | 40 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 45 | 9 | 11 | 3 | 358 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 45 | 9 | 11 | 3 | 358 |
| Net unrealized appreciation (depreciation) of investments | 207 | 19 | 63 | 16 | (45) |
| Net realized and unrealized gain (loss) on investments | 252 | 28 | 74 | 19 | 313 |
| Net increase (decrease) in net assets resulting from operations | $ 235 | $ 28 | $ 76 | $ 22 | $ 353 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | Allianz NFJ Small-Cap Value Fund - Class A | Amana Growth Fund | Amana Income Fund | American Balanced Fund® - Class R-3 | American Century Inflation-Adjusted Bond Fund - Investor Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 5 | $ 90 | $ 789 | $ 96 | $ 1,171 |
| Total investment income | 5 | 90 | 789 | 96 | 1,171 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 4 | 319 | 451 | 36 | 514 |
| Total expenses | 4 | 319 | 451 | 36 | 514 |
| Net investment income (loss) | 1 | (229) | 338 | 60 | 657 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 37 | 726 | 705 | 27 | 991 |
| Capital gains distributions | 24 | - | 17 | - | 451 |
| Total realized gain (loss) on investments and capital gains distributions | 61 | 726 | 722 | 27 | 1,442 |
| Net unrealized appreciation (depreciation) of investments | (27) | 2,456 | 2,751 | 640 | 491 |
| Net realized and unrealized gain (loss) on investments | 34 | 3,182 | 3,473 | 667 | 1,933 |
| Net increase (decrease) in net assets resulting from operations | $ 35 | $ 2,953 | $ 3,811 | $ 727 | $ 2,590 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | American Century Income & Growth Fund - A Class | American Funds American Mutual Fund® - Class R-4 | Ariel Appreciation Fund - Investor Class | Ariel Fund - Investor Class | Artisan International Fund - Investor Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 114 | $ 1 | $ 7 | $ 31 | $ 55 |
| Total investment income | 114 | 1 | 7 | 31 | 55 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 66 | - | 7 | 33 | 39 |
| Total expenses | 66 | - | 7 | 33 | 39 |
| Net investment income (loss) | 48 | 1 | - | (2) | 16 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (134) | - | 75 | (59) | 76 |
| Capital gains distributions | - | - | 85 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (134) | - | 160 | (59) | 76 |
| Net unrealized appreciation (depreciation) of investments | 800 | 1 | (31) | 614 | 680 |
| Net realized and unrealized gain (loss) on investments | 666 | 1 | 129 | 555 | 756 |
| Net increase (decrease) in net assets resulting from operations | $ 714 | $ 2 | $ 129 | $ 553 | $ 772 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | Aston/Fairpointe Mid Cap Fund - Class N | BlackRock Equity Dividend Fund - Investor A Shares | BlackRock Mid Cap Value Opportunities Fund - Investor A Shares | The Bond Fund of America[SM], Inc. - Class R-4 | Calvert VP SRI Balanced Portfolio |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 79 | $ 18 | $ 32 | $ 264 | $ 564 |
| Total investment income | 79 | 18 | 32 | 264 | 564 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 74 | 6 | 92 | 102 | 485 |
| Total expenses | 74 | 6 | 92 | 102 | 485 |
| Net investment income (loss) | 5 | 12 | (60) | 162 | 79 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 102 | 16 | 425 | 99 | 275 |
| Capital gains distributions | 191 | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 293 | 16 | 425 | 99 | 275 |
| Net unrealized appreciation (depreciation) of investments | 661 | 51 | 654 | 214 | 3,725 |
| Net realized and unrealized gain (loss) on investments | 954 | 67 | 1,079 | 313 | 4,000 |
| Net increase (decrease) in net assets resulting from operations | $ 959 | $ 79 | $ 1,019 | $ 475 | $ 4,079 |

*The accompanying notes are an integral part of these financial statements.*

69

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | Capital World Growth & Income Fund[SM], Inc. - Class R-3 | Cohen & Steers Realty Shares | Columbia[SM] Acorn Fund® - Class A | Columbia[SM] Acorn Fund® - Class Z | Columbia Mid Cap Value Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 10 | $ 35 | $ - | $ - | $ 30 |
| Total investment income | 10 | 35 | - | - | 30 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 3 | 15 | 1 | - | 39 |
| Total expenses | 3 | 15 | 1 | - | 39 |
| Net investment income (loss) | 7 | 20 | (1) | - | (9) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 4 | 77 | - | 587 | 344 |
| Capital gains distributions | 2 | 134 | 5 | 153 | - |
| Total realized gain (loss) on investments and capital gains distributions | 6 | 211 | 5 | 740 | 344 |
| Net unrealized appreciation (depreciation) of investments | 62 | (80) | 7 | 476 | 236 |
| Net realized and unrealized gain (loss) on investments | 68 | 131 | 12 | 1,216 | 580 |
| Net increase (decrease) in net assets resulting from operations | $ 75 | $ 151 | $ 11 | $ 1,216 | $ 571 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | Columbia Mid Cap Value Fund - Class Z | CRM Mid Cap Value Fund - Investor Shares | Delaware Diversified Income Fund - Class A | Dodge & Cox International Stock Fund | Dodge & Cox Stock Fund |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 20 | $ 2 | $ 5 | $ 5 | $ - |
| Total investment income | 20 | 2 | 5 | 5 | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | 2 | 2 | 2 | - |
| Total expenses | - | 2 | 2 | 2 | - |
| Net investment income (loss) | 20 | - | 3 | 3 | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 389 | 5 | - | (4) | 1 |
| Capital gains distributions | - | - | 7 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 389 | 5 | 7 | (4) | 1 |
| Net unrealized appreciation (depreciation) of investments | 103 | 28 | (8) | 34 | 3 |
| Net realized and unrealized gain (loss) on investments | 492 | 33 | (1) | 30 | 4 |
| Net increase (decrease) in net assets resulting from operations | $ 512 | $ 33 | $ 2 | $ 33 | $ 4 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | DWS Equity 500 Index Fund - Class S | Eaton Vance Large-Cap Value Fund - Class R | EuroPacific Growth Fund® - Class R-3 | EuroPacific Growth Fund® - Class R-4 | Fidelity® Advisor New Insights Fund - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 9 | $ 1 | $ 125 | $ 4,595 | $ - |
| Total investment income | 9 | 1 | 125 | 4,595 | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 5 | - | 47 | 2,224 | 5 |
| Total expenses | 5 | - | 47 | 2,224 | 5 |
| Net investment income (loss) | 4 | 1 | 78 | 2,371 | (5) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 2 | 1 | (1,099) | (3,415) | 4 |
| Capital gains distributions | - | - | - | - | 3 |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 1 | (1,099) | (3,415) | 7 |
| Net unrealized appreciation (depreciation) of investments | 53 | 8 | 2,429 | 43,042 | 41 |
| Net realized and unrealized gain (loss) on investments | 55 | 9 | 1,330 | 39,627 | 48 |
| Net increase (decrease) in net assets resulting from operations | $ 59 | $ 10 | $ 1,408 | $ 41,998 | $ 43 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | Fidelity® VIP Equity-Income Portfolio - Initial Class | Fidelity® VIP Growth Portfolio - Initial Class | Fidelity® VIP High Income Portfolio - Initial Class | Fidelity® VIP Overseas Portfolio - Initial Class | Fidelity® VIP Contrafund® Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 8,088 | $ 1,360 | $ 680 | $ 549 | $ 14,426 |
| Total investment income | 8,088 | 1,360 | 680 | 549 | 14,426 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 2,592 | 2,237 | 118 | 273 | 9,704 |
| Total expenses | 2,592 | 2,237 | 118 | 273 | 9,704 |
| Net investment income (loss) | 5,496 | (877) | 562 | 276 | 4,722 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (5,960) | 2,742 | 378 | (2,730) | 10,447 |
| Capital gains distributions | 16,676 | - | - | 94 | - |
| Total realized gain (loss) on investments and capital gains distributions | 10,716 | 2,742 | 378 | (2,636) | 10,447 |
| Net unrealized appreciation (depreciation) of investments | 23,385 | 26,800 | 392 | 7,492 | 134,125 |
| Net realized and unrealized gain (loss) on investments | 34,101 | 29,542 | 770 | 4,856 | 144,572 |
| Net increase (decrease) in net assets resulting from operations | $ 39,597 | $ 28,665 | $ 1,332 | $ 5,132 | $ 149,294 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2012
### *(Dollars in thousands)*

| | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Mid Cap Portfolio - Initial Class | Fidelity® VIP Asset Manager[SM] Portfolio - Initial Class | Mutual Global Discovery Fund - Class R | Franklin Small-Mid Cap Growth Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 2,405 | $ 127 | $ 345 | $ 34 | $ - |
| Total investment income | 2,405 | 127 | 345 | 34 | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1,221 | - | 234 | 16 | 4 |
| Total expenses | 1,221 | - | 234 | 16 | 4 |
| Net investment income (loss) | 1,184 | 127 | 111 | 18 | (4) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 2,107 | (333) | 78 | 186 | 57 |
| Capital gains distributions | 1,407 | 1,613 | 165 | 164 | 51 |
| Total realized gain (loss) on investments and capital gains distributions | 3,514 | 1,280 | 243 | 350 | 108 |
| Net unrealized appreciation (depreciation) of investments | 10,383 | 1,266 | 1,971 | (55) | (28) |
| Net realized and unrealized gain (loss) on investments | 13,897 | 2,546 | 2,214 | 295 | 80 |
| Net increase (decrease) in net assets resulting from operations | $ 15,081 | $ 2,673 | $ 2,325 | $ 313 | $ 76 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | Franklin Small Cap Value Securities Fund - Class 2 | Fundamental Investors[SM], Inc. - Class R-3 | Fundamental Investors[SM], Inc. - Class R-4 | The Growth Fund of America® - Class R-3 | The Growth Fund of America® - Class R-4 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 871 | $ 12 | $ 451 | $ 59 | $ 2,116 |
| Total investment income | 871 | 12 | 451 | 59 | 2,116 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 959 | 6 | 316 | 87 | 2,607 |
| Total expenses | 959 | 6 | 316 | 87 | 2,607 |
| Net investment income (loss) | (88) | 6 | 135 | (28) | (491) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (2,989) | 51 | 1,680 | (191) | 2,413 |
| Capital gains distributions | - | 4 | 137 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (2,989) | 55 | 1,817 | (191) | 2,413 |
| Net unrealized appreciation (depreciation) of investments | 20,357 | 117 | 3,203 | 2,681 | 48,646 |
| Net realized and unrealized gain (loss) on investments | 17,368 | 172 | 5,020 | 2,490 | 51,059 |
| Net increase (decrease) in net assets resulting from operations | $ 17,280 | $ 178 | $ 5,155 | $ 2,462 | $ 50,568 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | The Hartford Capital Appreciation Fund - Class R4 | The Hartford Dividend and Growth Fund - Class R4 | The Income Fund of America® - Class R-3 | ING Balanced Portfolio - Class I | ING Growth Opportunities Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ 2 | $ 68 | $ 9,390 | $ - |
| Total investment income | 1 | 2 | 68 | 9,390 | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1 | - | 13 | 3,274 | - |
| Total expenses | 1 | - | 13 | 3,274 | - |
| Net investment income (loss) | - | 2 | 55 | 6,116 | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (7) | 4 | 102 | 658 | - |
| Capital gains distributions | - | 2 | 2 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (7) | 6 | 104 | 658 | - |
| Net unrealized appreciation (depreciation) of investments | 40 | 1 | 53 | 28,971 | - |
| Net realized and unrealized gain (loss) on investments | 33 | 7 | 157 | 29,629 | - |
| Net increase (decrease) in net assets resulting from operations | $ 33 | $ 9 | $ 212 | $ 35,745 | $ - |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | ING Real Estate Fund - Class A | ING Value Choice Fund - Class A | ING GNMA Income Fund - Class A | ING Intermediate Bond Fund - Class A | ING Intermediate Bond Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 44 | $ - | $ 168 | $ 149 | $ 18,215 |
| Total investment income | 44 | - | 168 | 149 | 18,215 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 10 | - | 37 | 19 | 3,603 |
| Total expenses | 10 | - | 37 | 19 | 3,603 |
| Net investment income (loss) | 34 | - | 131 | 130 | 14,612 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 310 | - | 77 | 149 | (1,690) |
| Capital gains distributions | - | - | 28 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 310 | - | 105 | 149 | (1,690) |
| Net unrealized appreciation (depreciation) of investments | (47) | - | (133) | (27) | 19,014 |
| Net realized and unrealized gain (loss) on investments | 263 | - | (28) | 122 | 17,324 |
| Net increase (decrease) in net assets resulting from operations | $ 297 | $ - | $ 103 | $ 252 | $ 31,936 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | ING Intermediate Bond Portfolio - Class S | ING Artio Foreign Portfolio - Service Class | ING BlackRock Health Sciences Opportunities Portfolio - Service Class | ING BlackRock Inflation Protected Bond Portfolio - Adviser Class | ING BlackRock Large Cap Growth Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 50 | $ 271 | $ 95 | $ - | $ 646 |
| Total investment income | 50 | 271 | 95 | - | 646 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 4 | 119 | 110 | - | 916 |
| Total expenses | 4 | 119 | 110 | - | 916 |
| Net investment income (loss) | 46 | 152 | (15) | - | (270) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 5 | (11,817) | 459 | 1 | (1,914) |
| Capital gains distributions | - | - | 200 | 3 | - |
| Total realized gain (loss) on investments and capital gains distributions | 5 | (11,817) | 659 | 4 | (1,914) |
| Net unrealized appreciation (depreciation) of investments | 34 | 12,181 | 1,411 | (1) | 13,222 |
| Net realized and unrealized gain (loss) on investments | 39 | 364 | 2,070 | 3 | 11,308 |
| Net increase (decrease) in net assets resulting from operations | $ 85 | $ 516 | $ 2,055 | $ 3 | $ 11,038 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the Year Ended December 31, 2012**
*(Dollars in thousands)*

| | ING BlackRock Large Cap Growth Portfolio - Service Class | ING BlackRock Large Cap Growth Portfolio - Service 2 Class | ING Clarion Global Real Estate Portfolio - Adviser Class | ING Clarion Global Real Estate Portfolio - Institutional Class | ING Clarion Real Estate Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 3 | $ 1 | $ - | $ 535 | $ - |
| Total investment income | 3 | 1 | - | 535 | - |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 3 | 1 | - | 592 | - |
| Total expenses | 3 | 1 | - | 592 | - |
| Net investment income (loss) | - | - | - | (57) | - |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 1 | 12 | - | (3) | - |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 1 | 12 | - | (3) | - |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 72 | 24 | 1 | 14,659 | 3 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 73 | 36 | 1 | 14,656 | 3 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 73 | $ 36 | $ 1 | $ 14,599 | $ 3 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | ING Clarion Real Estate Portfolio - Institutional Class | ING Clarion Real Estate Portfolio - Service Class | ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class | ING FMR[SM] Diversified Mid Cap Portfolio - Service Class | ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 29 | $ 529 | $ 241 | $ 296 | $ - |
| Total investment income | 29 | 529 | 241 | 296 | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 23 | 461 | 38 | 537 | - |
| Total expenses | 23 | 461 | 38 | 537 | - |
| Net investment income (loss) | 6 | 68 | 203 | (241) | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 83 | 1,460 | 9 | 6,808 | - |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 83 | 1,460 | 9 | 6,808 | - |
| Net unrealized appreciation (depreciation) of investments | 228 | 5,407 | 747 | 1,405 | 2 |
| Net realized and unrealized gain (loss) on investments | 311 | 6,867 | 756 | 8,213 | 2 |
| Net increase (decrease) in net assets resulting from operations | $ 317 | $ 6,935 | $ 959 | $ 7,972 | $ 2 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | ING Global Resources Portfolio - Adviser Class | ING Global Resources Portfolio - Institutional Class | ING Global Resources Portfolio - Service Class | ING Invesco Van Kampen Growth and Income Portfolio - Institutional Class | ING Invesco Van Kampen Growth and Income Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ 880 | $ - | $ 424 |
| Total investment income | - | - | 880 | - | 424 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | - | 1,123 | 9 | 178 |
| Total expenses | - | - | 1,123 | 9 | 178 |
| Net investment income (loss) | - | - | (243) | (9) | 246 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | (1) | (7,450) | 3 | 1,289 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | (1) | (7,450) | 3 | 1,289 |
| Net unrealized appreciation (depreciation) of investments | - | - | 3,008 | 195 | 1,128 |
| Net realized and unrealized gain (loss) on investments | - | (1) | (4,442) | 198 | 2,417 |
| Net increase (decrease) in net assets resulting from operations | $ - | $ (1) | $ (4,685) | $ 189 | $ 2,663 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | ING JPMorgan Emerging Markets Equity Portfolio - Service Class | ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class | ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ - | $ - |
| Total investment income | - | - | - | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1 | 318 | 264 | - | 12 |
| Total expenses | 1 | 318 | 264 | - | 12 |
| Net investment income (loss) | (1) | (318) | (264) | - | (12) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (6) | (1,335) | (1,100) | - | 10 |
| Capital gains distributions | 7 | 773 | 652 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 1 | (562) | (448) | - | 10 |
| Net unrealized appreciation (depreciation) of investments | 54 | 5,934 | 4,740 | 2 | 360 |
| Net realized and unrealized gain (loss) on investments | 55 | 5,372 | 4,292 | 2 | 370 |
| Net increase (decrease) in net assets resulting from operations | $ 54 | $ 5,054 | $ 4,028 | $ 2 | $ 358 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | ING JPMorgan Small Cap Core Equity Portfolio - Service Class | ING Large Cap Growth Portfolio - Adviser Class | ING Large Cap Growth Portfolio - Institutional Class | ING Large Cap Growth Portfolio - Service Class | ING Large Cap Value Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 21 | $ 1 | $ 939 | $ 1 | $ 5,492 |
| Total investment income | 21 | 1 | 939 | 1 | 5,492 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 79 | 1 | 1,585 | 2 | 2,021 |
| Total expenses | 79 | 1 | 1,585 | 2 | 2,021 |
| Net investment income (loss) | (58) | - | (646) | (1) | 3,471 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 2,108 | - | 426 | 8 | (1,938) |
| Capital gains distributions | - | 1 | 1,569 | 1 | - |
| Total realized gain (loss) on investments and capital gains distributions | 2,108 | 1 | 1,995 | 9 | (1,938) |
| Net unrealized appreciation (depreciation) of investments | (410) | 18 | 22,687 | 28 | 26,310 |
| Net realized and unrealized gain (loss) on investments | 1,698 | 19 | 24,682 | 37 | 24,372 |
| Net increase (decrease) in net assets resulting from operations | $ 1,640 | $ 19 | $ 24,036 | $ 36 | $ 27,843 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the Year Ended December 31, 2012**
*(Dollars in thousands)*

| | ING Large Cap Value Portfolio - Service Class | ING Limited Maturity Bond Portfolio - Adviser Class | ING Marsico Growth Portfolio - Institutional Class | ING Marsico Growth Portfolio - Service Class | ING MFS Total Return Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 18 | $ - | $ 66 | $ 1 | $ 25 |
| Total investment income | 18 | - | 66 | 1 | 25 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 4 | - | 96 | 2 | 4 |
| Total expenses | 4 | - | 96 | 2 | 4 |
| Net investment income (loss) | 14 | - | (30) | (1) | 21 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 19 | - | 333 | 116 | 9 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 19 | - | 333 | 116 | 9 |
| Net unrealized appreciation (depreciation) of investments | 65 | - | 726 | (41) | 82 |
| Net realized and unrealized gain (loss) on investments | 84 | - | 1,059 | 75 | 91 |
| Net increase (decrease) in net assets resulting from operations | $ 98 | $ - | $ 1,029 | $ 74 | $ 112 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | ING MFS Total Return Portfolio - Institutional Class | ING MFS Total Return Portfolio - Service Class | ING MFS Utilities Portfolio - Service Class | ING Morgan Stanley Global Franchise Portfolio - Adviser Class | ING PIMCO High Yield Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1,533 | $ 623 | $ 1,400 | $ 1 | $ 2 |
| Total investment income | 1,533 | 623 | 1,400 | 1 | 2 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 587 | 263 | 428 | - | - |
| Total expenses | 587 | 263 | 428 | - | - |
| Net investment income (loss) | 946 | 360 | 972 | 1 | 2 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (1,062) | (436) | (1,005) | - | 1 |
| Capital gains distributions | - | - | - | 1 | - |
| Total realized gain (loss) on investments and capital gains distributions | (1,062) | (436) | (1,005) | 1 | 1 |
| Net unrealized appreciation (depreciation) of investments | 5,694 | 2,548 | 5,203 | 1 | 2 |
| Net realized and unrealized gain (loss) on investments | 4,632 | 2,112 | 4,198 | 2 | 3 |
| Net increase (decrease) in net assets resulting from operations | $ 5,578 | $ 2,472 | $ 5,170 | $ 3 | $ 5 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | ING PIMCO High Yield Portfolio - Institutional Class | ING PIMCO High Yield Portfolio - Service Class | ING Pioneer Fund Portfolio - Institutional Class | ING Pioneer Fund Portfolio - Service Class | ING Pioneer Mid Cap Value Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1,067 | $ 1,890 | $ 306 | $ 4 | $ - |
| Total investment income | 1,067 | 1,890 | 306 | 4 | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 157 | 262 | 146 | 3 | - |
| Total expenses | 157 | 262 | 146 | 3 | - |
| Net investment income (loss) | 910 | 1,628 | 160 | 1 | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 103 | 1,219 | (656) | 12 | - |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 103 | 1,219 | (656) | 12 | - |
| Net unrealized appreciation (depreciation) of investments | 993 | 740 | 2,289 | 10 | 1 |
| Net realized and unrealized gain (loss) on investments | 1,096 | 1,959 | 1,633 | 22 | 1 |
| Net increase (decrease) in net assets resulting from operations | $ 2,006 | $ 3,587 | $ 1,793 | $ 23 | $ 1 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | ING Pioneer Mid Cap Value Portfolio - Institutional Class | ING Pioneer Mid Cap Value Portfolio - Service Class | ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class | ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class | ING T. Rowe Price Capital Appreciation Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 890 | $ 3 | $ 3 | $ 1,724 | $ 6,026 |
| Total investment income | 890 | 3 | 3 | 1,724 | 6,026 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 727 | 3 | 1 | 160 | 3,696 |
| Total expenses | 727 | 3 | 1 | 160 | 3,696 |
| Net investment income (loss) | 163 | - | 2 | 1,564 | 2,330 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (2,119) | 44 | - | 67 | (6,829) |
| Capital gains distributions | - | - | 5 | - | 12,868 |
| Total realized gain (loss) on investments and capital gains distributions | (2,119) | 44 | 5 | 67 | 6,039 |
| Net unrealized appreciation (depreciation) of investments | 9,869 | (12) | 15 | 2,037 | 43,843 |
| Net realized and unrealized gain (loss) on investments | 7,750 | 32 | 20 | 2,104 | 49,882 |
| Net increase (decrease) in net assets resulting from operations | $ 7,913 | $ 32 | $ 22 | $ 3,668 | $ 52,212 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | ING T. Rowe Price Equity Income Portfolio - Adviser Class | ING T. Rowe Price Equity Income Portfolio - Service Class | ING T. Rowe Price International Stock Portfolio - Adviser Class | ING T. Rowe Price International Stock Portfolio - Service Class | ING Templeton Global Growth Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 27 | $ 2,012 | $ - | $ 20 | $ 15 |
| Total investment income | 27 | 2,012 | - | 20 | 15 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 6 | 762 | - | 70 | 6 |
| Total expenses | 6 | 762 | - | 70 | 6 |
| Net investment income (loss) | 21 | 1,250 | - | (50) | 9 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (13) | (4,005) | - | (186) | (24) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (13) | (4,005) | - | (186) | (24) |
| Net unrealized appreciation (depreciation) of investments | 229 | 18,433 | 14 | 1,417 | 153 |
| Net realized and unrealized gain (loss) on investments | 216 | 14,428 | 14 | 1,231 | 129 |
| Net increase (decrease) in net assets resulting from operations | $ 237 | $ 15,678 | $ 14 | $ 1,181 | $ 138 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | ING Templeton Global Growth Portfolio - Service Class | ING U.S. Stock Index Portfolio - Institutional Class | ING Money Market Portfolio - Class I | ING Global Real Estate Fund - Class A | ING International Capital Appreciation Fund - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 77 | $ 146 | $ 101 | $ 4 | $ - |
| Total investment income | 77 | 146 | 101 | 4 | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 43 | 11 | 2,477 | 1 | - |
| Total expenses | 43 | 11 | 2,477 | 1 | - |
| Net investment income (loss) | 34 | 135 | (2,376) | 3 | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 180 | (136) | 1 | 1 | - |
| Capital gains distributions | - | 217 | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 180 | 81 | 1 | 1 | - |
| Net unrealized appreciation (depreciation) of investments | 564 | 866 | - | 13 | - |
| Net realized and unrealized gain (loss) on investments | 744 | 947 | 1 | 14 | - |
| Net increase (decrease) in net assets resulting from operations | $ 778 | $ 1,082 | $ (2,375) | $ 17 | $ - |

*The accompanying notes are an integral part of these financial statements.*

89

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | ING International SmallCap Fund - Class A | ING American Century Small-Mid Cap Value Portfolio - Adviser Class | ING American Century Small-Mid Cap Value Portfolio - Initial Class | ING American Century Small-Mid Cap Value Portfolio - Service Class | ING Baron Growth Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 7 | $ 1 | $ 1 | $ 536 | $ - |
| Total investment income | 7 | 1 | 1 | 536 | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 2 | - | 13 | 338 | 5 |
| Total expenses | 2 | - | 13 | 338 | 5 |
| Net investment income (loss) | 5 | 1 | (12) | 198 | (5) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 113 | 3 | 9 | 50 | 31 |
| Capital gains distributions | - | 9 | 3 | 3,534 | - |
| Total realized gain (loss) on investments and capital gains distributions | 113 | 12 | 12 | 3,584 | 31 |
| Net unrealized appreciation (depreciation) of investments | (49) | 4 | 494 | 2,675 | 204 |
| Net realized and unrealized gain (loss) on investments | 64 | 16 | 506 | 6,259 | 235 |
| Net increase (decrease) in net assets resulting from operations | $ 69 | $ 17 | $ 494 | $ 6,457 | $ 230 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | ING Baron Growth Portfolio - Service Class | ING Columbia Small Cap Value II Portfolio - Adviser Class | ING Columbia Small Cap Value II Portfolio - Service Class | ING Davis New York Venture Portfolio - Service Class | ING Fidelity® VIP Mid Cap Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 1 | $ 8 | $ 36 | $ - |
| Total investment income | - | 1 | 8 | 36 | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1,054 | 1 | 31 | 118 | 31 |
| Total expenses | 1,054 | 1 | 31 | 118 | 31 |
| Net investment income (loss) | (1,054) | - | (23) | (82) | (31) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 5,569 | - | 129 | (213) | 1,149 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 5,569 | - | 129 | (213) | 1,149 |
| Net unrealized appreciation (depreciation) of investments | 17,045 | 33 | 301 | 1,621 | (192) |
| Net realized and unrealized gain (loss) on investments | 22,614 | 33 | 430 | 1,408 | 957 |
| Net increase (decrease) in net assets resulting from operations | $ 21,560 | $ 33 | $ 407 | $ 1,326 | $ 926 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | ING Global Bond Portfolio - Adviser Class | ING Global Bond Portfolio - Initial Class | ING Global Bond Portfolio - Service Class | ING Growth and Income Core Portfolio - Adviser Class | ING Growth and Income Core Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 23 | $ 9,440 | $ 65 | $ - | $ 320 |
| Total investment income | 23 | 9,440 | 65 | - | 320 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1 | 1,437 | 7 | 2 | 775 |
| Total expenses | 1 | 1,437 | 7 | 2 | 775 |
| Net investment income (loss) | 22 | 8,003 | 58 | (2) | (455) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 7 | 2,504 | (16) | (11) | 785 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 7 | 2,504 | (16) | (11) | 785 |
| Net unrealized appreciation (depreciation) of investments | (1) | (218) | 30 | 64 | 5,513 |
| Net realized and unrealized gain (loss) on investments | 6 | 2,286 | 14 | 53 | 6,298 |
| Net increase (decrease) in net assets resulting from operations | $ 28 | $ 10,289 | $ 72 | $ 51 | $ 5,843 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | ING Index Solution 2015 Portfolio - Initial Class | ING Index Solution 2015 Portfolio - Service Class | ING Index Solution 2015 Portfolio - Service 2 Class | ING Index Solution 2025 Portfolio - Initial Class | ING Index Solution 2025 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 3 | $ 12 | $ 16 | $ 6 | $ 1 |
| Total investment income | 3 | 12 | 16 | 6 | 1 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 2 | 4 | 8 | 4 | - |
| Total expenses | 2 | 4 | 8 | 4 | - |
| Net investment income (loss) | 1 | 8 | 8 | 2 | 1 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | - | 1 | 16 | - |
| Capital gains distributions | 5 | 19 | 26 | 10 | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 5 | 19 | 27 | 26 | 2 |
| Net unrealized appreciation (depreciation) of investments | 4 | 30 | 38 | 13 | 5 |
| Net realized and unrealized gain (loss) on investments | 9 | 49 | 65 | 39 | 7 |
| Net increase (decrease) in net assets resulting from operations | $ 10 | $ 57 | $ 73 | $ 41 | $ 8 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the Year Ended December 31, 2012**
*(Dollars in thousands)*

| | ING Index Solution 2025 Portfolio - Service 2 Class | ING Index Solution 2035 Portfolio - Initial Class | ING Index Solution 2035 Portfolio - Service Class | ING Index Solution 2035 Portfolio - Service 2 Class | ING Index Solution 2045 Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 31 | $ 3 | $ 1 | $ 19 | $ - |
| Total investment income | 31 | 3 | 1 | 19 | - |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 18 | 2 | - | 13 | - |
| Total expenses | 18 | 2 | - | 13 | - |
| Net investment income (loss) | 13 | 1 | 1 | 6 | - |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 3 | 11 | - | 7 | 1 |
| Capital gains distributions | 60 | 9 | 4 | 53 | 1 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 63 | 20 | 4 | 60 | 2 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 177 | 13 | 11 | 155 | 2 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 240 | 33 | 15 | 215 | 4 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 253 | $ 34 | $ 16 | $ 221 | $ 4 |

*The accompanying notes are an integral part of these financial statements.*

94

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the Year Ended December 31, 2012**
*(Dollars in thousands)*

| | ING Index Solution 2045 Portfolio - Service Class | ING Index Solution 2045 Portfolio - Service 2 Class | ING Index Solution 2055 Portfolio - Initial Class | ING Index Solution 2055 Portfolio - Service Class | ING Index Solution 2055 Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 12 | $ - | $ - | $ - |
| Total investment income | - | 12 | - | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | 8 | - | 1 | 1 |
| Total expenses | - | 8 | - | 1 | 1 |
| Net investment income (loss) | - | 4 | - | (1) | (1) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | 2 | - | (1) | - |
| Capital gains distributions | 1 | 30 | - | 1 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 32 | - | - | 1 |
| Net unrealized appreciation (depreciation) of investments | 3 | 116 | 1 | 12 | 9 |
| Net realized and unrealized gain (loss) on investments | 4 | 148 | 1 | 12 | 10 |
| Net increase (decrease) in net assets resulting from operations | $ 4 | $ 152 | $ 1 | $ 11 | $ 9 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2012
### *(Dollars in thousands)*

| | ING Index Solution Income Portfolio - Service Class | ING Index Solution Income Portfolio - Service 2 Class | ING Invesco Van Kampen Comstock Portfolio - Adviser Class | ING Invesco Van Kampen Comstock Portfolio - Service Class | ING Invesco Van Kampen Equity and Income Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 18 | $ 6 | $ 3 | $ 592 | $ 11 |
| Total investment income | 18 | 6 | 3 | 592 | 11 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 6 | 2 | 1 | 479 | 2 |
| Total expenses | 6 | 2 | 1 | 479 | 2 |
| Net investment income (loss) | 12 | 4 | 2 | 113 | 9 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | - | (1) | (827) | - |
| Capital gains distributions | 24 | 8 | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 24 | 8 | (1) | (827) | - |
| Net unrealized appreciation (depreciation) of investments | 15 | 3 | 51 | 8,500 | 69 |
| Net realized and unrealized gain (loss) on investments | 39 | 11 | 50 | 7,673 | 69 |
| Net increase (decrease) in net assets resulting from operations | $ 51 | $ 15 | $ 52 | $ 7,786 | $ 78 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | ING Invesco Van Kampen Equity and Income Portfolio - Initial Class | ING Invesco Van Kampen Equity and Income Portfolio - Service Class | ING JPMorgan Mid Cap Value Portfolio - Adviser Class | ING JPMorgan Mid Cap Value Portfolio - Initial Class | ING JPMorgan Mid Cap Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 5,402 | $ 5 | $ 2 | $ 8 | $ 272 |
| Total investment income | 5,402 | 5 | 2 | 8 | 272 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 2,209 | 3 | 1 | 1 | 340 |
| Total expenses | 2,209 | 3 | 1 | 1 | 340 |
| Net investment income (loss) | 3,193 | 2 | 1 | 7 | (68) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 2,051 | 2 | 5 | - | 258 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 2,051 | 2 | 5 | - | 258 |
| Net unrealized appreciation (depreciation) of investments | 20,647 | 23 | 52 | 6 | 5,803 |
| Net realized and unrealized gain (loss) on investments | 22,698 | 25 | 57 | 6 | 6,061 |
| Net increase (decrease) in net assets resulting from operations | $ 25,891 | $ 27 | $ 58 | $ 13 | $ 5,993 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the Year Ended December 31, 2012**
*(Dollars in thousands)*

| | ING Oppenheimer Global Portfolio - Adviser Class | ING Oppenheimer Global Portfolio - Initial Class | ING Oppenheimer Global Portfolio - Service Class | ING PIMCO Total Return Portfolio - Adviser Class | ING PIMCO Total Return Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 5 | $ 6,702 | $ 8 | $ 78 | $ 10 |
| Total investment income | 5 | 6,702 | 8 | 78 | 10 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 2 | 5,087 | 7 | 9 | 2 |
| Total expenses | 2 | 5,087 | 7 | 9 | 2 |
| Net investment income (loss) | 3 | 1,615 | 1 | 69 | 8 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 6 | 7,623 | (26) | - | 2 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 6 | 7,623 | (26) | - | 2 |
| Net unrealized appreciation (depreciation) of investments | 96 | 87,172 | 157 | 118 | 1 |
| Net realized and unrealized gain (loss) on investments | 102 | 94,795 | 131 | 118 | 3 |
| Net increase (decrease) in net assets resulting from operations | $ 105 | $ 96,410 | $ 132 | $ 187 | $ 11 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | ING PIMCO Total Return Portfolio - Service Class | ING Pioneer High Yield Portfolio - Initial Class | ING Pioneer High Yield Portfolio - Service Class | ING Solution 2015 Portfolio - Adviser Class | ING Solution 2015 Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 7,508 | $ 1,281 | $ 25 | $ 33 | $ - |
| Total investment income | 7,508 | 1,281 | 25 | 33 | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 2,302 | 196 | 4 | 3 | 2 |
| Total expenses | 2,302 | 196 | 4 | 3 | 2 |
| Net investment income (loss) | 5,206 | 1,085 | 21 | 30 | (2) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 28 | 533 | 9 | 1 | - |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 28 | 533 | 9 | 1 | - |
| Net unrealized appreciation (depreciation) of investments | 11,038 | 1,311 | 29 | 55 | 27 |
| Net realized and unrealized gain (loss) on investments | 11,066 | 1,844 | 38 | 56 | 27 |
| Net increase (decrease) in net assets resulting from operations | $ 16,272 | $ 2,929 | $ 59 | $ 86 | $ 25 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | ING Solution 2015 Portfolio - Service Class | ING Solution 2015 Portfolio - Service 2 Class | ING Solution 2025 Portfolio - Adviser Class | ING Solution 2025 Portfolio - Initial Class | ING Solution 2025 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 2,715 | $ 465 | $ 10 | $ - | $ 2,767 |
| Total investment income | 2,715 | 465 | 10 | - | 2,767 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 544 | 71 | 1 | 1 | 834 |
| Total expenses | 544 | 71 | 1 | 1 | 834 |
| Net investment income (loss) | 2,171 | 394 | 9 | (1) | 1,933 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (890) | 197 | 2 | - | (958) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (890) | 197 | 2 | - | (958) |
| Net unrealized appreciation (depreciation) of investments | 5,170 | 648 | 39 | 16 | 10,876 |
| Net realized and unrealized gain (loss) on investments | 4,280 | 845 | 41 | 16 | 9,918 |
| Net increase (decrease) in net assets resulting from operations | $ 6,451 | $ 1,239 | $ 50 | $ 15 | $ 11,851 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | ING Solution 2025 Portfolio - Service 2 Class | ING Solution 2035 Portfolio - Adviser Class | ING Solution 2035 Portfolio - Initial Class | ING Solution 2035 Portfolio - Service Class | ING Solution 2035 Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 408 | $ 6 | $ - | $ 1,875 | $ 307 |
| Total investment income | 408 | 6 | - | 1,875 | 307 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 101 | 1 | 2 | 705 | 93 |
| Total expenses | 101 | 1 | 2 | 705 | 93 |
| Net investment income (loss) | 307 | 5 | (2) | 1,170 | 214 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 332 | 12 | - | (899) | 237 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 332 | 12 | - | (899) | 237 |
| Net unrealized appreciation (depreciation) of investments | 1,291 | 27 | 49 | 11,044 | 1,505 |
| Net realized and unrealized gain (loss) on investments | 1,623 | 39 | 49 | 10,145 | 1,742 |
| Net increase (decrease) in net assets resulting from operations | $ 1,930 | $ 44 | $ 47 | $ 11,315 | $ 1,956 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the Year Ended December 31, 2012**
*(Dollars in thousands)*

| | ING Solution 2045 Portfolio - Adviser Class | ING Solution 2045 Portfolio - Initial Class | ING Solution 2045 Portfolio - Service Class | ING Solution 2045 Portfolio - Service 2 Class | ING Solution 2055 Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 2 | $ - | $ 1,155 | $ 192 | $ - |
| Total investment income | 2 | - | 1,155 | 192 | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | 1 | 509 | 65 | - |
| Total expenses | - | 1 | 509 | 65 | - |
| Net investment income (loss) | 2 | (1) | 646 | 127 | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | 6 | (726) | 141 | - |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 6 | (726) | 141 | - |
| Net unrealized appreciation (depreciation) of investments | 14 | 29 | 8,414 | 1,211 | - |
| Net realized and unrealized gain (loss) on investments | 14 | 35 | 7,688 | 1,352 | - |
| Net increase (decrease) in net assets resulting from operations | $ 16 | $ 34 | $ 8,334 | $ 1,479 | $ - |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the Year Ended December 31, 2012**
*(Dollars in thousands)*

| | ING Solution 2055 Portfolio - Service Class | ING Solution 2055 Portfolio - Service 2 Class | ING Solution Growth Portfolio - Service Class | ING Solution Income Portfolio - Adviser Class | ING Solution Income Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 25 | $ 3 | $ 33 | $ 11 | $ - |
| Total investment income | 25 | 3 | 33 | 11 | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 20 | 2 | 18 | 1 | 3 |
| Total expenses | 20 | 2 | 18 | 1 | 3 |
| Net investment income (loss) | 5 | 1 | 15 | 10 | (3) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (6) | 1 | 69 | 4 | - |
| Capital gains distributions | 27 | 3 | 7 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 21 | 4 | 76 | 4 | - |
| Net unrealized appreciation (depreciation) of investments | 267 | 32 | 145 | 11 | 33 |
| Net realized and unrealized gain (loss) on investments | 288 | 36 | 221 | 15 | 33 |
| Net increase (decrease) in net assets resulting from operations | $ 293 | $ 37 | $ 236 | $ 25 | $ 30 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | ING Solution Income Portfolio - Service Class | ING Solution Income Portfolio - Service 2 Class | ING Solution Moderate Portfolio - Service Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 676 | $ 104 | $ 61 | $ - | $ 1,635 |
| Total investment income | 676 | 104 | 61 | - | 1,635 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 99 | 14 | 30 | 2 | 3,308 |
| Total expenses | 99 | 14 | 30 | 2 | 3,308 |
| Net investment income (loss) | 577 | 90 | 31 | (2) | (1,673) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 489 | 11 | 180 | - | 6,078 |
| Capital gains distributions | - | - | 18 | 39 | 26,355 |
| Total realized gain (loss) on investments and capital gains distributions | 489 | 11 | 198 | 39 | 32,433 |
| Net unrealized appreciation (depreciation) of investments | 150 | 105 | 110 | 24 | 14,326 |
| Net realized and unrealized gain (loss) on investments | 639 | 116 | 308 | 63 | 46,759 |
| Net increase (decrease) in net assets resulting from operations | $ 1,216 | $ 206 | $ 339 | $ 61 | $ 45,086 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | ING T. Rowe Price Growth Equity Portfolio - Adviser Class | ING T. Rowe Price Growth Equity Portfolio - Initial Class | ING T. Rowe Price Growth Equity Portfolio - Service Class | ING Templeton Foreign Equity Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ - | $ 382 | $ - | $ 6 |
| Total investment income | 1 | - | 382 | - | 6 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 4 | 4 | 2,267 | 15 | 2 |
| Total expenses | 4 | 4 | 2,267 | 15 | 2 |
| Net investment income (loss) | (3) | (4) | (1,885) | (15) | 4 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 94 | 9 | 7,978 | 14 | 2 |
| Capital gains distributions | 45 | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 139 | 9 | 7,978 | 14 | 2 |
| Net unrealized appreciation (depreciation) of investments | (59) | 195 | 30,684 | 377 | 78 |
| Net realized and unrealized gain (loss) on investments | 80 | 204 | 38,662 | 391 | 80 |
| Net increase (decrease) in net assets resulting from operations | $ 77 | $ 200 | $ 36,777 | $ 376 | $ 84 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | ING Templeton Foreign Equity Portfolio - Initial Class | ING Templeton Foreign Equity Portfolio - Service Class | ING UBS U.S. Large Cap Equity Portfolio - Adviser Class | ING UBS U.S. Large Cap Equity Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1,478 | $ 4 | $ - | $ 647 | $ - |
| Total investment income | 1,478 | 4 | - | 647 | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 881 | 1 | - | 731 | - |
| Total expenses | 881 | 1 | - | 731 | - |
| Net investment income (loss) | 597 | 3 | - | (84) | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (4,040) | 3 | 2 | 798 | - |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (4,040) | 3 | 2 | 798 | - |
| Net unrealized appreciation (depreciation) of investments | 20,041 | 34 | 8 | 7,245 | 2 |
| Net realized and unrealized gain (loss) on investments | 16,001 | 37 | 10 | 8,043 | 2 |
| Net increase (decrease) in net assets resulting from operations | $ 16,598 | $ 40 | $ 10 | $ 7,959 | $ 2 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the Year Ended December 31, 2012**
*(Dollars in thousands)*

| | ING Core Equity Research Fund - Class A | ING Strategic Allocation Conservative Portfolio - Class I | ING Strategic Allocation Growth Portfolio - Class I | ING Strategic Allocation Moderate Portfolio - Class I | ING Growth and Income Portfolio - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 2 | $ 876 | $ 994 | $ 1,268 | $ 11 |
| Total investment income | 2 | 876 | 994 | 1,268 | 11 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1 | 314 | 632 | 562 | 3 |
| Total expenses | 1 | 314 | 632 | 562 | 3 |
| Net investment income (loss) | 1 | 562 | 362 | 706 | 8 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 12 | (1,336) | (3,036) | (2,528) | 36 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 12 | (1,336) | (3,036) | (2,528) | 36 |
| Net unrealized appreciation (depreciation) of investments | 18 | 4,258 | 10,911 | 8,901 | 75 |
| Net realized and unrealized gain (loss) on investments | 30 | 2,922 | 7,875 | 6,373 | 111 |
| Net increase (decrease) in net assets resulting from operations | $ 31 | $ 3,484 | $ 8,237 | $ 7,079 | $ 119 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | ING Growth and Income Portfolio - Class I | ING Growth and Income Portfolio - Class S | ING GET U.S. Core Portfolio - Series 7 | ING GET U.S. Core Portfolio - Series 8 | ING GET U.S. Core Portfolio - Series 9 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 19,451 | $ 98 | $ 22 | $ 5 | $ 2 |
| Total investment income | 19,451 | 98 | 22 | 5 | 2 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 11,940 | 34 | 3 | 2 | 1 |
| Total expenses | 11,940 | 34 | 3 | 2 | 1 |
| Net investment income (loss) | 7,511 | 64 | 19 | 3 | 1 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (33,260) | 284 | (181) | (60) | (20) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (33,260) | 284 | (181) | (60) | (20) |
| Net unrealized appreciation (depreciation) of investments | 172,583 | 677 | 160 | 54 | 17 |
| Net realized and unrealized gain (loss) on investments | 139,323 | 961 | (21) | (6) | (3) |
| Net increase (decrease) in net assets resulting from operations | $ 146,834 | $ 1,025 | $ (2) | $ (3) | $ (2) |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 10 | ING GET U.S. Core Portfolio - Series 11 | ING BlackRock Science and Technology Opportunities Portfolio - Adviser Class | ING BlackRock Science and Technology Opportunities Portfolio – Class I | ING Index Plus LargeCap Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ 1 | $ - | $ 87 | $ 4,418 |
| Total investment income | 1 | 1 | - | 87 | 4,418 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1 | - | - | 453 | 2,769 |
| Total expenses | 1 | - | - | 453 | 2,769 |
| Net investment income (loss) | - | 1 | - | (366) | 1,649 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (10) | (6) | - | 970 | 9,376 |
| Capital gains distributions | - | - | - | 2,873 | - |
| Total realized gain (loss) on investments and capital gains distributions | (10) | (6) | - | 3,843 | 9,376 |
| Net unrealized appreciation (depreciation) of investments | 8 | 6 | - | (376) | 23,089 |
| Net realized and unrealized gain (loss) on investments | (2) | - | - | 3,467 | 32,465 |
| Net increase (decrease) in net assets resulting from operations | $ (2) | $ 1 | $ - | $ 3,101 | $ 34,114 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | ING Index Plus LargeCap Portfolio - Class S | ING Index Plus MidCap Portfolio - Class I | ING Index Plus MidCap Portfolio - Class S | ING Index Plus SmallCap Portfolio - Class I | ING Index Plus SmallCap Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 6 | $ 2,642 | $ 2 | $ 643 | $ - |
| Total investment income | 6 | 2,642 | 2 | 643 | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1 | 2,682 | 1 | 1,057 | 1 |
| Total expenses | 1 | 2,682 | 1 | 1,057 | 1 |
| Net investment income (loss) | 5 | (40) | 1 | (414) | (1) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (5) | 1,115 | 36 | (1,356) | 23 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (5) | 1,115 | 36 | (1,356) | 23 |
| Net unrealized appreciation (depreciation) of investments | 50 | 44,220 | 28 | 13,761 | - |
| Net realized and unrealized gain (loss) on investments | 45 | 45,335 | 64 | 12,405 | 23 |
| Net increase (decrease) in net assets resulting from operations | $ 50 | $ 45,295 | $ 65 | $ 11,991 | $ 22 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | ING International Index Portfolio - Class I | ING International Index Portfolio - Class S | ING Russell™ Large Cap Growth Index Portfolio - Class I | ING Russell™ Large Cap Growth Index Portfolio - Class S | ING Russell™ Large Cap Index Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 531 | $ - | $ 81 | $ 5 | $ 424 |
| Total investment income | 531 | - | 81 | 5 | 424 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 184 | - | 77 | 3 | 171 |
| Total expenses | 184 | - | 77 | 3 | 171 |
| Net investment income (loss) | 347 | - | 4 | 2 | 253 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 39 | (1) | 296 | 37 | 614 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 39 | (1) | 296 | 37 | 614 |
| Net unrealized appreciation (depreciation) of investments | 2,629 | 1 | 470 | 35 | 1,409 |
| Net realized and unrealized gain (loss) on investments | 2,668 | - | 766 | 72 | 2,023 |
| Net increase (decrease) in net assets resulting from operations | $ 3,015 | $ - | $ 770 | $ 74 | $ 2,276 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | ING Russell™ Large Cap Index Portfolio - Class S | ING Russell™ Large Cap Value Index Portfolio - Class I | ING Russell™ Large Cap Value Index Portfolio - Class S | ING Russell™ Mid Cap Growth Index Portfolio - Class S | ING Russell™ Mid Cap Index Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ 4 | $ 52 | $ 19 | $ 135 |
| Total investment income | 1 | 4 | 52 | 19 | 135 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1 | 3 | 33 | 52 | 116 |
| Total expenses | 1 | 3 | 33 | 52 | 116 |
| Net investment income (loss) | - | 1 | 19 | (33) | 19 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 1 | 3 | 34 | 456 | 355 |
| Capital gains distributions | - | - | - | - | 414 |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 3 | 34 | 456 | 769 |
| Net unrealized appreciation (depreciation) of investments | 2 | 25 | 406 | 314 | 1,207 |
| Net realized and unrealized gain (loss) on investments | 3 | 28 | 440 | 770 | 1,976 |
| Net increase (decrease) in net assets resulting from operations | $ 3 | $ 29 | $ 459 | $ 737 | $ 1,995 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2012
### *(Dollars in thousands)*

| | ING Russell™ Small Cap Index Portfolio - Class I | ING Small Company Portfolio - Class I | ING Small Company Portfolio - Class S | ING U.S. Bond Index Portfolio - Class I | ING International Value Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 76 | $ 490 | $ - | $ 244 | $ 1,532 |
| Total investment income | 76 | 490 | - | 244 | 1,532 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 87 | 1,166 | 1 | 101 | 459 |
| Total expenses | 87 | 1,166 | 1 | 101 | 459 |
| Net investment income (loss) | (11) | (676) | (1) | 143 | 1,073 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 164 | (1,747) | 4 | 82 | (12,126) |
| Capital gains distributions | 415 | 4,339 | 7 | 227 | - |
| Total realized gain (loss) on investments and capital gains distributions | 579 | 2,592 | 11 | 309 | (12,126) |
| Net unrealized appreciation (depreciation) of investments | 674 | 13,370 | 15 | (175) | 20,937 |
| Net realized and unrealized gain (loss) on investments | 1,253 | 15,962 | 26 | 134 | 8,811 |
| Net increase (decrease) in net assets resulting from operations | $ 1,242 | $ 15,286 | $ 25 | $ 277 | $ 9,884 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | ING International Value Portfolio - Class S | ING MidCap Opportunities Portfolio - Class I | ING MidCap Opportunities Portfolio - Class S | ING SmallCap Opportunities Portfolio - Class I | ING SmallCap Opportunities Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 5 | $ 242 | $ 8 | $ - | $ - |
| Total investment income | 5 | 242 | 8 | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1 | 405 | 11 | 210 | - |
| Total expenses | 1 | 405 | 11 | 210 | - |
| Net investment income (loss) | 4 | (163) | (3) | (210) | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (15) | 602 | 222 | 120 | 6 |
| Capital gains distributions | - | 1,068 | 51 | 2,417 | 8 |
| Total realized gain (loss) on investments and capital gains distributions | (15) | 1,670 | 273 | 2,537 | 14 |
| Net unrealized appreciation (depreciation) of investments | 49 | 3,075 | (25) | 924 | (1) |
| Net realized and unrealized gain (loss) on investments | 34 | 4,745 | 248 | 3,461 | 13 |
| Net increase (decrease) in net assets resulting from operations | $ 38 | $ 4,582 | $ 245 | $ 3,251 | $ 13 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | Janus Aspen Series Balanced Portfolio - Institutional Shares | Janus Aspen Series Enterprise Portfolio - Institutional Shares | Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | Janus Aspen Series Janus Portfolio - Institutional Shares | Janus Aspen Series Worldwide Portfolio - Institutional Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 5 | $ - | $ 1 | $ - | $ 1 |
| Total investment income | 5 | - | 1 | - | 1 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 2 | 4 | - | 1 | 1 |
| Total expenses | 2 | 4 | - | 1 | 1 |
| Net investment income (loss) | 3 | (4) | 1 | (1) | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (1) | 7 | 3 | - | (2) |
| Capital gains distributions | 12 | - | 1 | 1 | - |
| Total realized gain (loss) on investments and capital gains distributions | 11 | 7 | 4 | 1 | (2) |
| Net unrealized appreciation (depreciation) of investments | 5 | 49 | (1) | 9 | 24 |
| Net realized and unrealized gain (loss) on investments | 16 | 56 | 3 | 10 | 22 |
| Net increase (decrease) in net assets resulting from operations | $ 19 | $ 52 | $ 4 | $ 9 | $ 22 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | JPMorgan Government Bond Fund - Select Class | Lazard U.S. Mid Cap Equity Portfolio - Open Shares | LKCM Aquinas Growth Fund | Loomis Sayles Small Cap Value Fund - Retail Class | Lord Abbett Developing Growth Fund, Inc. - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 3 | $ - | $ 78 | $ - |
| Total investment income | - | 3 | - | 78 | - |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | - | 33 | 3 | 87 | 1 |
| Total expenses | - | 33 | 3 | 87 | 1 |
| Net investment income (loss) | - | (30) | (3) | (9) | (1) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | - | 169 | 1 | 341 | (1) |
| Capital gains distributions | - | - | 2 | 9 | 8 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | - | 169 | 3 | 350 | 7 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | - | 13 | 28 | 873 | 1 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | - | 182 | 31 | 1,223 | 8 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ - | $ 152 | $ 28 | $ 1,214 | $ 7 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | Lord Abbett Core Fixed Income Fund - Class A | Lord Abbett Mid Cap Stock Fund, Inc. - Class A | Lord Abbett Small-Cap Value Fund - Class A | Lord Abbett Fundamental Equity Fund - Class A | Lord Abbett Series Fund - Mid-Cap Stock Portfolio - Class VC |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ 6 | $ 8 | $ 1 | $ 623 |
| Total investment income | 1 | 6 | 8 | 1 | 623 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1 | 9 | 10 | 1 | 861 |
| Total expenses | 1 | 9 | 10 | 1 | 861 |
| Net investment income (loss) | - | (3) | (2) | - | (238) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | (9) | 20 | - | (3,166) |
| Capital gains distributions | 1 | - | 26 | 2 | - |
| Total realized gain (loss) on investments and capital gains distributions | 1 | (9) | 46 | 2 | (3,166) |
| Net unrealized appreciation (depreciation) of investments | 1 | 178 | 65 | 5 | 15,274 |
| Net realized and unrealized gain (loss) on investments | 2 | 169 | 111 | 7 | 12,108 |
| Net increase (decrease) in net assets resulting from operations | $ 2 | $ 166 | $ 109 | $ 7 | $ 11,870 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | MainStay Large Cap Growth Fund - Class R3 | Massachusetts Investors Growth Stock Fund - Class A | Neuberger Berman Genesis Fund® - Trust Class | Neuberger Berman Socially Responsive Fund® - Trust Class | New Perspective Fund®, Inc. - Class R-3 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 6 | $ - | $ 77 | $ 17 |
| Total investment income | - | 6 | - | 77 | 17 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | 4 | 1 | 97 | 9 |
| Total expenses | - | 4 | 1 | 97 | 9 |
| Net investment income (loss) | - | 2 | (1) | (20) | 8 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (3) | 85 | - | 1,059 | (3) |
| Capital gains distributions | - | - | 4 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (3) | 85 | 4 | 1,059 | (3) |
| Net unrealized appreciation (depreciation) of investments | 7 | (24) | 4 | (143) | 415 |
| Net realized and unrealized gain (loss) on investments | 4 | 61 | 8 | 916 | 412 |
| Net increase (decrease) in net assets resulting from operations | $ 4 | $ 63 | $ 7 | $ 896 | $ 420 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | New Perspective Fund®, Inc. - Class R-4 | Oppenheimer Capital Appreciation Fund - Class A | Oppenheimer Developing Markets Fund - Class A | Oppenheimer Developing Markets Fund - Class Y | Oppenheimer Gold & Special Minerals Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 949 | $ 3 | $ 1,101 | $ 251 | $ - |
| Total investment income | 949 | 3 | 1,101 | 251 | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 658 | 4 | 2,762 | 48 | - |
| Total expenses | 658 | 4 | 2,762 | 48 | - |
| Net investment income (loss) | 291 | (1) | (1,661) | 203 | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (375) | 25 | (21,847) | 49 | (6) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (375) | 25 | (21,847) | 49 | (6) |
| Net unrealized appreciation (depreciation) of investments | 13,920 | 28 | 71,592 | 2,872 | 3 |
| Net realized and unrealized gain (loss) on investments | 13,545 | 53 | 49,745 | 2,921 | (3) |
| Net increase (decrease) in net assets resulting from operations | $ 13,836 | $ 52 | $ 48,084 | $ 3,124 | $ (3) |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the Year Ended December 31, 2012**
*(Dollars in thousands)*

| | Oppenheimer International Bond Fund - Class A | Oppenheimer Global Securities Fund/VA | Oppenheimer Global Strategic Income Fund/VA | Oppenheimer Main Street Fund®/VA | Oppenheimer Main Street Small- & Mid- Cap Fund®/VA |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 5 | $ 5 | $ 6 | $ 1 | $ 60 |
| Total investment income | 5 | 5 | 6 | 1 | 60 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1 | 2 | 1 | 1 | 99 |
| Total expenses | 1 | 2 | 1 | 1 | 99 |
| Net investment income (loss) | 4 | 3 | 5 | - | (39) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (1) | (6) | 1 | - | 139 |
| Capital gains distributions | 1 | - | 1 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | (6) | 2 | - | 139 |
| Net unrealized appreciation (depreciation) of investments | 9 | 43 | 5 | 10 | 1,450 |
| Net realized and unrealized gain (loss) on investments | 9 | 37 | 7 | 10 | 1,589 |
| Net increase (decrease) in net assets resulting from operations | $ 13 | $ 40 | $ 12 | $ 10 | $ 1,550 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | Oppenheimer Small- & Mid-Cap Growth Fund/VA | Parnassus Equity Income Fund - Investor Shares | Pax World Balanced Fund - Individual Investor Class | PIMCO Real Return Portfolio - Administrative Class | Pioneer Equity Income Fund - Class Y |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 11 | $ 745 | $ 2,428 | $ 17 |
| Total investment income | - | 11 | 745 | 2,428 | 17 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1 | 2 | 483 | 1,982 | 2 |
| Total expenses | 1 | 2 | 483 | 1,982 | 2 |
| Net investment income (loss) | (1) | 9 | 262 | 446 | 15 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | - | (503) | 1,863 | - |
| Capital gains distributions | - | 8 | - | 13,139 | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 8 | (503) | 15,002 | - |
| Net unrealized appreciation (depreciation) of investments | 4 | (4) | 4,925 | 1,463 | 3 |
| Net realized and unrealized gain (loss) on investments | 4 | 4 | 4,422 | 16,465 | 3 |
| Net increase (decrease) in net assets resulting from operations | $ 3 | $ 13 | $ 4,684 | $ 16,911 | $ 18 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the Year Ended December 31, 2012**
*(Dollars in thousands)*

| | Pioneer High Yield Fund - Class A | Pioneer Strategic Income Fund - Class A | Pioneer Emerging Markets VCT Portfolio - Class I | Pioneer High Yield VCT Portfolio - Class I | Pioneer Mid Cap Value VCT Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 155 | $ 31 | $ 87 | $ 2,410 | $ - |
| Total investment income | 155 | 31 | 87 | 2,410 | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 18 | 3 | 151 | 254 | - |
| Total expenses | 18 | 3 | 151 | 254 | - |
| Net investment income (loss) | 137 | 28 | (64) | 2,156 | - |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 575 | - | 1,533 | (361) | - |
| Capital gains distributions | - | - | 519 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 575 | - | 2,052 | (361) | - |
| Net unrealized appreciation (depreciation) of investments | (286) | 27 | (248) | 1,737 | - |
| Net realized and unrealized gain (loss) on investments | 289 | 27 | 1,804 | 1,376 | - |
| Net increase (decrease) in net assets resulting from operations | $ 426 | $ 55 | $ 1,740 | $ 3,532 | $ - |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | Columbia Diversified Equity Income Fund - Class K | Columbia Diversified Equity Income Fund - Class R4 | Royce Total Return Fund - Class K | SMALLCAP World Fund® - Class R-4 | T. Rowe Price Mid-Cap Value Fund - R Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 148 | $ 2 | $ - | 113 | 6 |
| Total investment income | 148 | 2 | - | 113 | 6 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 55 | - | - | 76 | 5 |
| Total expenses | 55 | - | - | 76 | 5 |
| Net investment income (loss) | 93 | 2 | - | 37 | 1 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 277 | - | - | 365 | 3 |
| Capital gains distributions | - | - | - | - | 37 |
| Total realized gain (loss) on investments and capital gains distributions | 277 | - | - | 365 | 40 |
| Net unrealized appreciation (depreciation) of investments | 470 | 9 | - | 1,034 | 74 |
| Net realized and unrealized gain (loss) on investments | 747 | 9 | - | 1,399 | 114 |
| Net increase (decrease) in net assets resulting from operations | $ 840 | $ 11 | $ - | 1,436 | 115 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | T. Rowe Price Value Fund - Advisor Class | Templeton Foreign Fund - Class A | Templeton Global Bond Fund - Advisor Class | Templeton Global Bond Fund - Class A | Thornburg International Value Fund - Class R4 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | 3 | 25 | 1,021 | 12,384 | 1 |
| Total investment income | 3 | 25 | 1,021 | 12,384 | 1 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 2 | 8 | 51 | 1,964 | - |
| Total expenses | 2 | 8 | 51 | 1,964 | - |
| Net investment income (loss) | 1 | 17 | 970 | 10,420 | 1 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 9 | 76 | 16 | 6,484 | (4) |
| Capital gains distributions | 1 | - | 461 | 2,535 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 10 | 76 | 477 | 9,019 | (4) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 21 | 81 | 655 | 9,438 | 10 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 31 | 157 | 1,132 | 18,457 | 6 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | 32 | 174 | 2,102 | 28,877 | 7 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | USAA Precious Metals and Minerals Fund - Adviser Shares | Invesco Van Kampen American Franchise Fund - Class I Shares | Diversified Value Portfolio | Equity Income Portfolio | Small Company Growth Portfolio |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | - | - | 2 | 10 | - |
| Total investment income | - | - | 2 | 10 | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 62 | 138 | 1 | 5 | - |
| Total expenses | 62 | 138 | 1 | 5 | - |
| Net investment income (loss) | (62) | (138) | 1 | 5 | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (1,346) | (115) | (2) | (1) | 19 |
| Capital gains distributions | 126 | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (1,220) | (115) | (2) | (1) | 19 |
| Net unrealized appreciation (depreciation) of investments | 252 | (476) | 13 | 42 | (11) |
| Net realized and unrealized gain (loss) on investments | (968) | (591) | 11 | 41 | 8 |
| Net increase (decrease) in net assets resulting from operations | (1,030) | (729) | 12 | 46 | 8 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2012
*(Dollars in thousands)*

| | Victory Small Company Opportunity Fund - Class R | Wanger International | Wanger Select | Wanger USA | Washington Mutual Investors Fund[SM], Inc. - Class R-3 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | - | 386 | 355 | 172 | 85 |
| Total investment income | - | 386 | 355 | 172 | 85 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | 237 | 693 | 411 | 25 |
| Total expenses | - | 237 | 693 | 411 | 25 |
| Net investment income (loss) | - | 149 | (338) | (239) | 60 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | 632 | (987) | (460) | (167) |
| Capital gains distributions | 1 | 2,673 | - | 2,510 | 7 |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 3,305 | (987) | 2,050 | (160) |
| Net unrealized appreciation (depreciation) of investments | - | 1,857 | 14,495 | 6,347 | 595 |
| Net realized and unrealized gain (loss) on investments | 1 | 5,162 | 13,508 | 8,397 | 435 |
| Net increase (decrease) in net assets resulting from operations | 1 | 5,311 | 13,170 | 8,158 | 495 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the Year Ended December 31, 2012**
*(Dollars in thousands)*

| | Washington Mutual Investors Fund<sup>SM</sup>, Inc. - Class R-4 | Wells Fargo Advantage Small Cap Value Fund - Class A | Wells Fargo Advantage Special Small Cap Value Fund - Class A |
|---|---|---|---|
| **Net investment income (loss)** | | | |
| Income: | | | |
| Dividends | 2,052 | 1 | - |
| Total investment income | 2,052 | 1 | - |
| Expenses: | | | |
| Mortality, expense risk | | | |
| and other charges | 940 | 1 | 973 |
| Total expenses | 940 | 1 | 973 |
| Net investment income (loss) | 1,112 | - | (973) |
| | | | |
| **Realized and unrealized gain (loss)** | | | |
| **on investments** | | | |
| Net realized gain (loss) on investments | (114) | 2 | (2,595) |
| Capital gains distributions | 152 | 5 | - |
| Total realized gain (loss) on investments | | | |
| and capital gains distributions | 38 | 7 | (2,595) |
| Net unrealized appreciation | | | |
| (depreciation) of investments | 8,872 | 6 | 14,263 |
| Net realized and unrealized gain (loss) | | | |
| on investments | 8,910 | 13 | 11,668 |
| Net increase (decrease) in net assets | | | |
| resulting from operations | 10,022 | 13 | 10,695 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2012 and 2011**
*(Dollars in thousands)*

| | Invesco Mid Cap Core Equity Fund - Class A | Invesco Small Cap Growth Fund - Class A | Invesco International Growth Fund - Class R5 | Invesco Endeavor Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 5,115 | $ 42 | $ - | $ - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (46) | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 342 | (1) | - | - |
| Net unrealized appreciation (depreciation) of investments | (685) | (1) | - | - |
| Net increase (decrease) in net assets from operations | (389) | (2) | - | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | 165 | (8) | - | - |
| Increase (decrease) in net assets derived from principal transactions | 165 | (8) | - | - |
| Total increase (decrease) in net assets | (224) | (10) | - | - |
| **Net assets at December 31, 2011** | 4,891 | 32 | - | - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (20) | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 442 | 8 | - | 3 |
| Net unrealized appreciation (depreciation) of investments | 17 | (3) | - | (1) |
| Net increase (decrease) in net assets from operations | 439 | 5 | - | 2 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (778) | (11) | 30 | 34 |
| Increase (decrease) in net assets derived from principal transactions | (778) | (11) | 30 | 34 |
| Total increase (decrease) in net assets | (339) | (6) | 30 | 36 |
| **Net assets at December 31, 2012** | $ 4,552 | $ 26 | $ 30 | $ 36 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | Invesco Global Health Care Fund - Investor Class | Invesco Small Cap Value Fund - Class A | Invesco Small Cap Value Fund - Class Y | Invesco V.I. Capital Appreciation Fund - Series I Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 183 | $ 120 | $ - | $ 22,362 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (1) | - | (186) |
| Total realized gain (loss) on investments and capital gains distributions | 22 | 17 | 348 | (352) |
| Net unrealized appreciation (depreciation) of investments | (20) | (25) | (1,714) | (1,345) |
| Net increase (decrease) in net assets from operations | 1 | (9) | (1,366) | (1,883) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (8) | (29) | 10,193 | (1,478) |
| Increase (decrease) in net assets derived from principal transactions | (8) | (29) | 10,193 | (1,478) |
| Total increase (decrease) in net assets | (7) | (38) | 8,827 | (3,361) |
| **Net assets at December 31, 2011** | 176 | 82 | 8,827 | 19,001 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (1) | - | (69) |
| Total realized gain (loss) on investments and capital gains distributions | 27 | 13 | (573) | (249) |
| Net unrealized appreciation (depreciation) of investments | 12 | 6 | 1,714 | 3,183 |
| Net increase (decrease) in net assets from operations | 38 | 18 | 1,141 | 2,865 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 20 | 41 | (9,968) | (21,866) |
| Increase (decrease) in net assets derived from principal transactions | 20 | 41 | (9,968) | (21,866) |
| Total increase (decrease) in net assets | 58 | 59 | (8,827) | (19,001) |
| **Net assets at December 31, 2012** | $ 234 | $ 141 | $ - | $ - |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | Invesco V.I. Core Equity Fund - Series I Shares | Alger Capital Appreciation Fund - Class A | Alger Green Fund - Class A | AllianceBernstein Growth and Income Fund, Inc. - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 38,408 | $ - | $ 1,614 | $ 191 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (21) | - | (17) | - |
| Total realized gain (loss) on investments and capital gains distributions | 961 | - | 35 | 2 |
| Net unrealized appreciation (depreciation) of investments | (1,201) | - | (130) | 7 |
| Net increase (decrease) in net assets from operations | (261) | - | (112) | 9 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (3,357) | - | 120 | (28) |
| Increase (decrease) in net assets derived from principal transactions | (3,357) | - | 120 | (28) |
| Total increase (decrease) in net assets | (3,618) | - | 8 | (19) |
| **Net assets at December 31, 2011** | 34,790 | - | 1,622 | 172 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (24) | 2 | (17) | - |
| Total realized gain (loss) on investments and capital gains distributions | 725 | 2 | 45 | 9 |
| Net unrealized appreciation (depreciation) of investments | 3,530 | 10 | 207 | 19 |
| Net increase (decrease) in net assets from operations | 4,231 | 14 | 235 | 28 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (4,339) | 478 | 173 | 1 |
| Increase (decrease) in net assets derived from principal transactions | (4,339) | 478 | 173 | 1 |
| Total increase (decrease) in net assets | (108) | 492 | 408 | 29 |
| **Net assets at December 31, 2012** | $ 34,682 | $ 492 | $ 2,030 | $ 201 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the Years Ended December 31, 2012 and 2011
### *(Dollars in thousands)*

| | AllianceBernstein Growth and Income Portfolio - Class A | Allianz NFJ Dividend Value Fund - Class A | Allianz NFJ Large-Cap Value Fund - Institutional Class | Allianz NFJ Small-Cap Value Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 457 | $ 258 | $ 1,879 | $ 398 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 3 | 72 | 2 |
| Total realized gain (loss) on investments and capital gains distributions | (38) | 22 | 124 | 55 |
| Net unrealized appreciation (depreciation) of investments | 61 | (19) | (172) | (53) |
| Net increase (decrease) in net assets from operations | 23 | 6 | 24 | 4 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (7) | (85) | 1,160 | (7) |
| Increase (decrease) in net assets derived from principal transactions | (7) | (85) | 1,160 | (7) |
| Total increase (decrease) in net assets | 16 | (79) | 1,184 | (3) |
| **Net assets at December 31, 2011** | 473 | 179 | 3,063 | 395 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 3 | 40 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 11 | 3 | 358 | 61 |
| Net unrealized appreciation (depreciation) of investments | 63 | 16 | (45) | (27) |
| Net increase (decrease) in net assets from operations | 76 | 22 | 353 | 35 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (73) | 5 | (3,381) | (30) |
| Increase (decrease) in net assets derived from principal transactions | (73) | 5 | (3,381) | (30) |
| Total increase (decrease) in net assets | 3 | 27 | (3,028) | 5 |
| **Net assets at December 31, 2012** | $ 476 | $ 206 | $ 35 | $ 400 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2012 and 2011**
*(Dollars in thousands)*

| | Amana Growth Fund | Amana Income Fund | American Balanced Fund® - Class R-3 | American Century Inflation-Adjusted Bond Fund - Investor Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 18,000 | $ 29,407 | $ 6,178 | $ 17,967 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (213) | 242 | 72 | 964 |
| Total realized gain (loss) on investments and capital gains distributions | 548 | 832 | (86) | 672 |
| Net unrealized appreciation (depreciation) of investments | (1,216) | (707) | 181 | 1,008 |
| Net increase (decrease) in net assets from operations | (881) | 367 | 167 | 2,644 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 10,703 | 10,643 | (619) | 22,977 |
| Increase (decrease) in net assets derived from principal transactions | 10,703 | 10,643 | (619) | 22,977 |
| Total increase (decrease) in net assets | 9,822 | 11,010 | (452) | 25,621 |
| **Net assets at December 31, 2011** | 27,822 | 40,417 | 5,726 | 43,588 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (229) | 338 | 60 | 657 |
| Total realized gain (loss) on investments and capital gains distributions | 726 | 722 | 27 | 1,442 |
| Net unrealized appreciation (depreciation) of investments | 2,456 | 2,751 | 640 | 491 |
| Net increase (decrease) in net assets from operations | 2,953 | 3,811 | 727 | 2,590 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 4,614 | 7,737 | (682) | 8,410 |
| Increase (decrease) in net assets derived from principal transactions | 4,614 | 7,737 | (682) | 8,410 |
| Total increase (decrease) in net assets | 7,567 | 11,548 | 45 | 11,000 |
| **Net assets at December 31, 2012** | $ 35,389 | $ 51,965 | $ 5,771 | $ 54,588 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | American Century Income & Growth Fund - A Class | American Funds American Mutual Fund® - Class R-4 | Ariel Appreciation Fund - Investor Class | Ariel Fund - Investor Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 5,100 | $ - | $ 833 | $ 2,518 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 18 | - | (5) | (28) |
| Total realized gain (loss) on investments and capital gains distributions | (145) | - | 23 | 400 |
| Net unrealized appreciation (depreciation) of investments | 208 | - | (98) | (890) |
| Net increase (decrease) in net assets from operations | 81 | - | (80) | (518) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 150 | 6 | (74) | 1,064 |
| Increase (decrease) in net assets derived from principal transactions | 150 | 6 | (74) | 1,064 |
| Total increase (decrease) in net assets | 231 | 6 | (154) | 546 |
| **Net assets at December 31, 2011** | 5,331 | 6 | 679 | 3,064 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 48 | 1 | - | (2) |
| Total realized gain (loss) on investments and capital gains distributions | (134) | - | 160 | (59) |
| Net unrealized appreciation (depreciation) of investments | 800 | 1 | (31) | 614 |
| Net increase (decrease) in net assets from operations | 714 | 2 | 129 | 553 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 329 | 53 | 58 | (289) |
| Increase (decrease) in net assets derived from principal transactions | 329 | 53 | 58 | (289) |
| Total increase (decrease) in net assets | 1,043 | 55 | 187 | 264 |
| **Net assets at December 31, 2012** | $ 6,374 | $ 61 | $ 866 | $ 3,328 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2012 and 2011**
*(Dollars in thousands)*

| | Artisan International Fund - Investor Shares | Aston/Fairpointe Mid Cap Fund - Class N | BlackRock Equity Dividend Fund - Investor A Shares | BlackRock Mid Cap Value Opportunities Fund - Investor A Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 2,510 | $ 2,925 | $ 183 | $ 4,516 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 10 | (39) | 4 | (39) |
| Total realized gain (loss) on investments and capital gains distributions | 60 | 130 | 2 | 205 |
| Net unrealized appreciation (depreciation) of investments | (302) | (563) | 7 | (300) |
| Net increase (decrease) in net assets from operations | (232) | (472) | 13 | (134) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 396 | 3,103 | 291 | 3,098 |
| Increase (decrease) in net assets derived from principal transactions | 396 | 3,103 | 291 | 3,098 |
| Total increase (decrease) in net assets | 164 | 2,631 | 304 | 2,964 |
| **Net assets at December 31, 2011** | 2,674 | 5,556 | 487 | 7,480 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 16 | 5 | 12 | (60) |
| Total realized gain (loss) on investments and capital gains distributions | 76 | 293 | 16 | 425 |
| Net unrealized appreciation (depreciation) of investments | 680 | 661 | 51 | 654 |
| Net increase (decrease) in net assets from operations | 772 | 959 | 79 | 1,019 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,597 | 2,377 | 448 | 1,265 |
| Increase (decrease) in net assets derived from principal transactions | 1,597 | 2,377 | 448 | 1,265 |
| Total increase (decrease) in net assets | 2,369 | 3,336 | 527 | 2,284 |
| **Net assets at December 31, 2012** | $ 5,043 | $ 8,892 | $ 1,014 | $ 9,764 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | The Bond Fund of America^SM, Inc. - Class R-4 | Calvert VP SRI Balanced Portfolio | Capital World Growth & Income Fund^SM, Inc. - Class R-3 | Cohen & Steers Realty Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 8,210 | $ 45,223 | $ 363 | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 202 | 124 | 5 | 5 |
| Total realized gain (loss) on investments and capital gains distributions | 219 | 309 | 4 | (29) |
| Net unrealized appreciation (depreciation) of investments | 20 | 1,150 | (49) | 29 |
| Net increase (decrease) in net assets from operations | 441 | 1,583 | (40) | 5 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 568 | (2,765) | 92 | 672 |
| Increase (decrease) in net assets derived from principal transactions | 568 | (2,765) | 92 | 672 |
| Total increase (decrease) in net assets | 1,009 | (1,182) | 52 | 677 |
| **Net assets at December 31, 2011** | 9,219 | 44,041 | 415 | 677 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 162 | 79 | 7 | 20 |
| Total realized gain (loss) on investments and capital gains distributions | 99 | 275 | 6 | 211 |
| Net unrealized appreciation (depreciation) of investments | 214 | 3,725 | 62 | (80) |
| Net increase (decrease) in net assets from operations | 475 | 4,079 | 75 | 151 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,260 | (1,946) | 23 | 1,310 |
| Increase (decrease) in net assets derived from principal transactions | 1,260 | (1,946) | 23 | 1,310 |
| Total increase (decrease) in net assets | 1,735 | 2,133 | 98 | 1,461 |
| **Net assets at December 31, 2012** | $ 10,954 | $ 46,174 | $ 513 | $ 2,138 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2012 and 2011**
*(Dollars in thousands)*

| | Columbia<sup>SM</sup> Acorn Fund® - Class A | Columbia<sup>SM</sup> Acorn Fund® - Class Z | Columbia Mid Cap Value Fund - Class A | Columbia Mid Cap Value Fund - Class Z |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 9 | $ 7,095 | $ 3,877 | $ 2,739 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 29 | (16) | 42 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 3 | 920 | 307 | 227 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (7) | (1,575) | (513) | (489) |
| Net increase (decrease) in net assets from operations | (4) | (626) | (222) | (220) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 64 | 4,379 | 150 | 2,844 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 64 | 4,379 | 150 | 2,844 |
| Total increase (decrease) in net assets | 60 | 3,753 | (72) | 2,624 |
| **Net assets at December 31, 2011** | 69 | 10,848 | 3,805 | 5,363 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | - | (9) | 20 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 5 | 740 | 344 | 389 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 7 | 476 | 236 | 103 |
| Net increase (decrease) in net assets from operations | 11 | 1,216 | 571 | 512 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 5 | (12,025) | (255) | (5,874) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 5 | (12,025) | (255) | (5,874) |
| Total increase (decrease) in net assets | 16 | (10,809) | 316 | (5,362) |
| **Net assets at December 31, 2012** | $ 85 | $ 39 | $ 4,121 | $ 1 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | CRM Mid Cap Value Fund - Investor Shares | Delaware Diversified Income Fund - Class A | Dodge & Cox International Stock Fund | Dodge & Cox Stock Fund |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 223 | $ - | $ 4 | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | - | 2 | - |
| Total realized gain (loss) on investments and capital gains distributions | 5 | - | - | - |
| Net unrealized appreciation (depreciation) of investments | (23) | - | (8) | (2) |
| Net increase (decrease) in net assets from operations | (19) | - | (6) | (2) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 12 | - | 138 | 26 |
| Increase (decrease) in net assets derived from principal transactions | 12 | - | 138 | 26 |
| Total increase (decrease) in net assets | (7) | - | 132 | 24 |
| **Net assets at December 31, 2011** | 216 | - | 136 | 24 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 3 | 3 | - |
| Total realized gain (loss) on investments and capital gains distributions | 5 | 7 | (4) | 1 |
| Net unrealized appreciation (depreciation) of investments | 28 | (8) | 34 | 3 |
| Net increase (decrease) in net assets from operations | 33 | 2 | 33 | 4 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (17) | 799 | 55 | - |
| Increase (decrease) in net assets derived from principal transactions | (17) | 799 | 55 | - |
| Total increase (decrease) in net assets | 16 | 801 | 88 | 4 |
| **Net assets at December 31, 2012** | $ 232 | $ 801 | $ 224 | $ 28 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | DWS Equity 500 Index Fund - Class S | Eaton Vance Large-Cap Value Fund - Class R | EuroPacific Growth Fund® - Class R-3 | EuroPacific Growth Fund® - Class R-4 |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 351 | $ 38 | $ 12,954 | $ 279,835 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | 1 | 76 | 1,603 |
| Total realized gain (loss) on investments and capital gains distributions | - | - | (629) | (1,333) |
| Net unrealized appreciation (depreciation) of investments | (1) | (3) | (1,115) | (40,362) |
| Net increase (decrease) in net assets from operations | 2 | (2) | (1,668) | (40,092) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 47 | 10 | (1,550) | (4,401) |
| Increase (decrease) in net assets derived from principal transactions | 47 | 10 | (1,550) | (4,401) |
| Total increase (decrease) in net assets | 49 | 8 | (3,218) | (44,493) |
| **Net assets at December 31, 2011** | 400 | 46 | 9,736 | 235,342 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | 1 | 78 | 2,371 |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 1 | (1,099) | (3,415) |
| Net unrealized appreciation (depreciation) of investments | 53 | 8 | 2,429 | 43,042 |
| Net increase (decrease) in net assets from operations | 59 | 10 | 1,408 | 41,998 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 32 | 42 | (2,394) | (8,726) |
| Increase (decrease) in net assets derived from principal transactions | 32 | 42 | (2,394) | (8,726) |
| Total increase (decrease) in net assets | 91 | 52 | (986) | 33,272 |
| **Net assets at December 31, 2012** | $ 491 | $ 98 | $ 8,750 | $ 268,614 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | Fidelity® Advisor New Insights Fund - Institutional Class | Fidelity® VIP Equity-Income Portfolio - Initial Class | Fidelity® VIP Growth Portfolio - Initial Class | Fidelity® VIP High Income Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 38 | $ 280,318 | $ 225,726 | $ 9,957 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | 4,040 | (1,406) | 570 |
| Total realized gain (loss) on investments and capital gains distributions | 3 | (1,850) | (810) | 661 |
| Net unrealized appreciation (depreciation) of investments | (10) | (1,848) | 590 | (938) |
| Net increase (decrease) in net assets from operations | (9) | 342 | (1,626) | 293 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 230 | (24,381) | (9,588) | (521) |
| Increase (decrease) in net assets derived from principal transactions | 230 | (24,381) | (9,588) | (521) |
| Total increase (decrease) in net assets | 221 | (24,039) | (11,214) | (228) |
| **Net assets at December 31, 2011** | 259 | 256,279 | 214,512 | 9,729 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (5) | 5,496 | (877) | 562 |
| Total realized gain (loss) on investments and capital gains distributions | 7 | 10,716 | 2,742 | 378 |
| Net unrealized appreciation (depreciation) of investments | 41 | 23,385 | 26,800 | 392 |
| Net increase (decrease) in net assets from operations | 43 | 39,597 | 28,665 | 1,332 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 163 | (31,324) | (18,100) | 1,106 |
| Increase (decrease) in net assets derived from principal transactions | 163 | (31,324) | (18,100) | 1,106 |
| Total increase (decrease) in net assets | 206 | 8,273 | 10,565 | 2,438 |
| **Net assets at December 31, 2012** | $ 465 | $ 264,552 | $ 225,077 | $ 12,167 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2012 and 2011**
*(Dollars in thousands)*

| | Fidelity® VIP Overseas Portfolio - Initial Class | Fidelity® VIP Contrafund® Portfolio - Initial Class | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Mid Cap Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 36,340 | $ 1,058,819 | $ 106,249 | $ 20,531 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 141 | 1,088 | 1,014 | 51 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (1,817) | 18,147 | 2,918 | (131) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (4,674) | (53,776) | (2,840) | (2,083) |
| Net increase (decrease) in net assets from operations | (6,350) | (34,541) | 1,092 | (2,163) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2,005) | (35,947) | (3,999) | (258) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (2,005) | (35,947) | (3,999) | (258) |
| Total increase (decrease) in net assets | (8,355) | (70,488) | (2,907) | (2,421) |
| **Net assets at December 31, 2011** | 27,985 | 988,331 | 103,342 | 18,110 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 276 | 4,722 | 1,184 | 127 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (2,636) | 10,447 | 3,514 | 1,280 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 7,492 | 134,125 | 10,383 | 1,266 |
| Net increase (decrease) in net assets from operations | 5,132 | 149,294 | 15,081 | 2,673 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (3,738) | (52,156) | (2,664) | (184) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (3,738) | (52,156) | (2,664) | (184) |
| Total increase (decrease) in net assets | 1,394 | 97,138 | 12,417 | 2,489 |
| **Net assets at December 31, 2012** | $ 29,379 | $ 1,085,469 | $ 115,759 | $ 20,599 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | Fidelity® VIP Asset Manager<sup>SM</sup> Portfolio - Initial Class | Mutual Global Discovery Fund - Class R | Franklin Small-Mid Cap Growth Fund - Class A | Franklin Small Cap Value Securities Fund - Class 2 |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 22,008 | $ 3,888 | $ 681 | $ 119,932 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 215 | 21 | (6) | (186) |
| Total realized gain (loss) on investments and capital gains distributions | 160 | (115) | 37 | (1,827) |
| Net unrealized appreciation (depreciation) of investments | (1,133) | (56) | (68) | (3,581) |
| Net increase (decrease) in net assets from operations | (758) | (150) | (37) | (5,594) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (406) | (938) | 29 | (5,190) |
| Increase (decrease) in net assets derived from principal transactions | (406) | (938) | 29 | (5,190) |
| Total increase (decrease) in net assets | (1,164) | (1,088) | (8) | (10,784) |
| **Net assets at December 31, 2011** | 20,844 | 2,800 | 673 | 109,148 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 111 | 18 | (4) | (88) |
| Total realized gain (loss) on investments and capital gains distributions | 243 | 350 | 108 | (2,989) |
| Net unrealized appreciation (depreciation) of investments | 1,971 | (55) | (28) | 20,357 |
| Net increase (decrease) in net assets from operations | 2,325 | 313 | 76 | 17,280 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (577) | (694) | (196) | (16,316) |
| Increase (decrease) in net assets derived from principal transactions | (577) | (694) | (196) | (16,316) |
| Total increase (decrease) in net assets | 1,748 | (381) | (120) | 964 |
| **Net assets at December 31, 2012** | $ 22,592 | $ 2,419 | $ 553 | $ 110,112 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | Fundamental Investors<sup>SM</sup>, Inc. - Class R-3 | Fundamental Investors<sup>SM</sup>, Inc. - Class R-4 | The Growth Fund of America® - Class R-3 | The Growth Fund of America® - Class R-4 |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 793 | $ 31,928 | $ 17,580 | $ 313,633 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 8 | 245 | (47) | (819) |
| Total realized gain (loss) on investments and capital gains distributions | 19 | 698 | (448) | 3,976 |
| Net unrealized appreciation (depreciation) of investments | (53) | (1,960) | (440) | (20,172) |
| Net increase (decrease) in net assets from operations | (26) | (1,017) | (935) | (17,015) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 326 | 1,440 | (2,280) | (24,918) |
| Increase (decrease) in net assets derived from principal transactions | 326 | 1,440 | (2,280) | (24,918) |
| Total increase (decrease) in net assets | 300 | 423 | (3,215) | (41,933) |
| **Net assets at December 31, 2011** | 1,093 | 32,351 | 14,365 | 271,700 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 6 | 135 | (28) | (491) |
| Total realized gain (loss) on investments and capital gains distributions | 55 | 1,817 | (191) | 2,413 |
| Net unrealized appreciation (depreciation) of investments | 117 | 3,203 | 2,681 | 48,646 |
| Net increase (decrease) in net assets from operations | 178 | 5,155 | 2,462 | 50,568 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (68) | (222) | (4,454) | (35,110) |
| Increase (decrease) in net assets derived from principal transactions | (68) | (222) | (4,454) | (35,110) |
| Total increase (decrease) in net assets | 110 | 4,933 | (1,992) | 15,458 |
| **Net assets at December 31, 2012** | $ 1,203 | $ 37,284 | $ 12,373 | $ 287,158 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | The Hartford Capital Appreciation Fund - Class R4 | The Hartford Dividend and Growth Fund - Class R4 | The Income Fund of America® - Class R-3 | ING Balanced Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 190 | $ 46 | $ 1,942 | $ 347,585 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | - | 60 | 5,494 |
| Total realized gain (loss) on investments and capital gains distributions | (11) | 4 | (28) | (5,218) |
| Net unrealized appreciation (depreciation) of investments | (37) | (1) | 58 | (7,468) |
| Net increase (decrease) in net assets from operations | (46) | 3 | 90 | (7,192) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 29 | (21) | 89 | (41,132) |
| Increase (decrease) in net assets derived from principal transactions | 29 | (21) | 89 | (41,132) |
| Total increase (decrease) in net assets | (17) | (18) | 179 | (48,324) |
| **Net assets at December 31, 2011** | 173 | 28 | 2,121 | 299,261 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 2 | 55 | 6,116 |
| Total realized gain (loss) on investments and capital gains distributions | (7) | 6 | 104 | 658 |
| Net unrealized appreciation (depreciation) of investments | 40 | 1 | 53 | 28,971 |
| Net increase (decrease) in net assets from operations | 33 | 9 | 212 | 35,745 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (47) | 224 | (348) | (29,746) |
| Increase (decrease) in net assets derived from principal transactions | (47) | 224 | (348) | (29,746) |
| Total increase (decrease) in net assets | (14) | 233 | (136) | 5,999 |
| **Net assets at December 31, 2012** | $ 159 | $ 261 | $ 1,985 | $ 305,260 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | ING Growth Opportunities Fund - Class A | ING Real Estate Fund - Class A | ING Value Choice Fund - Class A | ING GNMA Income Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ - | $ 1,971 | $ - | $ 4,750 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 29 | - | 151 |
| Total realized gain (loss) on investments and capital gains distributions | - | (24) | - | 51 |
| Net unrealized appreciation (depreciation) of investments | - | 188 | - | 93 |
| Net increase (decrease) in net assets from operations | - | 193 | - | 295 |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | (66) | 3 | (208) |
| Increase (decrease) in net assets derived from principal transactions | - | (66) | 3 | (208) |
| Total increase (decrease) in net assets | - | 127 | 3 | 87 |
| **Net assets at December 31, 2011** | - | 2,098 | 3 | 4,837 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 34 | - | 131 |
| Total realized gain (loss) on investments and capital gains distributions | - | 310 | - | 105 |
| Net unrealized appreciation (depreciation) of investments | - | (47) | - | (133) |
| Net increase (decrease) in net assets from operations | - | 297 | - | 103 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 63 | (441) | 1 | (484) |
| Increase (decrease) in net assets derived from principal transactions | 63 | (441) | 1 | (484) |
| Total increase (decrease) in net assets | 63 | (144) | 1 | (381) |
| **Net assets at December 31, 2012** | $ 63 | $ 1,954 | $ 4 | $ 4,456 |

*The accompanying notes are an integral part of these financial statements.*

144

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2012 and 2011**
*(Dollars in thousands)*

| | ING Intermediate Bond Fund - Class A | ING Intermediate Bond Portfolio - Class I | ING Intermediate Bond Portfolio - Class S | ING Artio Foreign Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 4,053 | $ 383,698 | $ 511 | $ 32,588 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 136 | 13,746 | 37 | 234 |
| Total realized gain (loss) on investments and capital gains distributions | (75) | (5,443) | (1) | (4,044) |
| Net unrealized appreciation (depreciation) of investments | 183 | 15,698 | 4 | (2,699) |
| Net increase (decrease) in net assets from operations | 244 | 24,001 | 40 | (6,509) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (941) | (20,766) | 371 | (4,798) |
| Increase (decrease) in net assets derived from principal transactions | (941) | (20,766) | 371 | (4,798) |
| Total increase (decrease) in net assets | (697) | 3,235 | 411 | (11,307) |
| **Net assets at December 31, 2011** | 3,356 | 386,933 | 922 | 21,281 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 130 | 14,612 | 46 | 152 |
| Total realized gain (loss) on investments and capital gains distributions | 149 | (1,690) | 5 | (11,817) |
| Net unrealized appreciation (depreciation) of investments | (27) | 19,014 | 34 | 12,181 |
| Net increase (decrease) in net assets from operations | 252 | 31,936 | 85 | 516 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (358) | (10,406) | 195 | (21,797) |
| Increase (decrease) in net assets derived from principal transactions | (358) | (10,406) | 195 | (21,797) |
| Total increase (decrease) in net assets | (106) | 21,530 | 280 | (21,281) |
| **Net assets at December 31, 2012** | $ 3,250 | $ 408,463 | $ 1,202 | $ - |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2012 and 2011**
*(Dollars in thousands)*

| | ING BlackRock Health Sciences Opportunities Portfolio - Service Class | ING BlackRock Inflation Protected Bond Portfolio - Adviser Class | ING BlackRock Large Cap Growth Portfolio - Institutional Class | ING BlackRock Large Cap Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 10,075 | $ - | $ 84,717 | $ 196 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (32) | - | (376) | - |
| Total realized gain (loss) on investments and capital gains distributions | (154) | - | (3,154) | 15 |
| Net unrealized appreciation (depreciation) of investments | 371 | - | 1,013 | (63) |
| Net increase (decrease) in net assets from operations | 185 | - | (2,517) | (48) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,034 | 74 | (175) | 403 |
| Increase (decrease) in net assets derived from principal transactions | 1,034 | 74 | (175) | 403 |
| Total increase (decrease) in net assets | 1,219 | 74 | (2,692) | 355 |
| **Net assets at December 31, 2011** | 11,294 | 74 | 82,025 | 551 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (15) | - | (270) | - |
| Total realized gain (loss) on investments and capital gains distributions | 659 | 4 | (1,914) | 1 |
| Net unrealized appreciation (depreciation) of investments | 1,411 | (1) | 13,222 | 72 |
| Net increase (decrease) in net assets from operations | 2,055 | 3 | 11,038 | 73 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,120 | 20 | (7,134) | (122) |
| Increase (decrease) in net assets derived from principal transactions | 1,120 | 20 | (7,134) | (122) |
| Total increase (decrease) in net assets | 3,175 | 23 | 3,904 | (49) |
| **Net assets at December 31, 2012** | $ 14,469 | $ 97 | $ 85,929 | $ 502 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2012 and 2011**
*(Dollars in thousands)*

| | ING BlackRock Large Cap Growth Portfolio - Service 2 Class | ING Clarion Global Real Estate Portfolio - Adviser Class | ING Clarion Global Real Estate Portfolio - Institutional Class | ING Clarion Real Estate Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 220 | $ - | $ 59,612 | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | 1,668 | - |
| Total realized gain (loss) on investments and capital gains distributions | 17 | - | (638) | - |
| Net unrealized appreciation (depreciation) of investments | (22) | - | (4,725) | 1 |
| Net increase (decrease) in net assets from operations | (5) | - | (3,695) | 1 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 46 | 2 | (356) | 17 |
| Increase (decrease) in net assets derived from principal transactions | 46 | 2 | (356) | 17 |
| Total increase (decrease) in net assets | 41 | 2 | (4,051) | 18 |
| **Net assets at December 31, 2011** | 261 | 2 | 55,561 | 18 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | (57) | - |
| Total realized gain (loss) on investments and capital gains distributions | 12 | - | (3) | - |
| Net unrealized appreciation (depreciation) of investments | 24 | 1 | 14,659 | 3 |
| Net increase (decrease) in net assets from operations | 36 | 1 | 14,599 | 3 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (3) | 4 | 7,650 | 20 |
| Increase (decrease) in net assets derived from principal transactions | (3) | 4 | 7,650 | 20 |
| Total increase (decrease) in net assets | 33 | 5 | 22,249 | 23 |
| **Net assets at December 31, 2012** | $ 294 | $ 7 | $ 77,810 | $ 41 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | ING Clarion Real Estate Portfolio - Institutional Class | ING Clarion Real Estate Portfolio - Service Class | ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class | ING FMR[SM] Diversified Mid Cap Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 1,924 | $ 41,259 | $ - | $ 64,558 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 25 | 218 | - | (427) |
| Total realized gain (loss) on investments and capital gains distributions | 8 | (2,248) | - | 560 |
| Net unrealized appreciation (depreciation) of investments | (32) | 5,563 | - | (8,253) |
| Net increase (decrease) in net assets from operations | 1 | 3,533 | - | (8,120) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 232 | 3,217 | - | 7,660 |
| Increase (decrease) in net assets derived from principal transactions | 232 | 3,217 | - | 7,660 |
| Total increase (decrease) in net assets | 233 | 6,750 | - | (460) |
| **Net assets at December 31, 2011** | 2,157 | 48,009 | - | 64,098 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 6 | 68 | 203 | (241) |
| Total realized gain (loss) on investments and capital gains distributions | 83 | 1,460 | 9 | 6,808 |
| Net unrealized appreciation (depreciation) of investments | 228 | 5,407 | 747 | 1,405 |
| Net increase (decrease) in net assets from operations | 317 | 6,935 | 959 | 7,972 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (171) | (560) | 26,785 | (23,579) |
| Increase (decrease) in net assets derived from principal transactions | (171) | (560) | 26,785 | (23,579) |
| Total increase (decrease) in net assets | 146 | 6,375 | 27,744 | (15,607) |
| **Net assets at December 31, 2012** | $ 2,303 | $ 54,384 | $ 27,744 | $ 48,491 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2012 and 2011**
*(Dollars in thousands)*

| | ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service 2 Class | ING Global Resources Portfolio - Adviser Class | ING Global Resources Portfolio - Institutional Class | ING Global Resources Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ - | $ - | $ 33 | $ 133,413 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | (586) |
| Total realized gain (loss) on investments and capital gains distributions | - | - | - | (2,422) |
| Net unrealized appreciation (depreciation) of investments | (2) | - | (3) | (11,822) |
| Net increase (decrease) in net assets from operations | (2) | - | (3) | (14,830) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 14 | 2 | - | 3,708 |
| Increase (decrease) in net assets derived from principal transactions | 14 | 2 | - | 3,708 |
| Total increase (decrease) in net assets | 12 | 2 | (3) | (11,122) |
| **Net assets at December 31, 2011** | 12 | 2 | 30 | 122,291 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | (243) |
| Total realized gain (loss) on investments and capital gains distributions | - | - | (1) | (7,450) |
| Net unrealized appreciation (depreciation) of investments | 2 | - | - | 3,008 |
| Net increase (decrease) in net assets from operations | 2 | - | (1) | (4,685) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (6) | - | (3) | (15,872) |
| Increase (decrease) in net assets derived from principal transactions | (6) | - | (3) | (15,872) |
| Total increase (decrease) in net assets | (4) | - | (4) | (20,557) |
| **Net assets at December 31, 2012** | $ 8 | $ 2 | $ 26 | $ 101,734 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | ING Invesco Van Kampen Growth and Income Portfolio - Institutional Class | ING Invesco Van Kampen Growth and Income Portfolio - Service Class | ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ - | $ 21,766 | $ 405 | $ 40,548 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 76 | 2 | 46 |
| Total realized gain (loss) on investments and capital gains distributions | - | (1,313) | 20 | 161 |
| Net unrealized appreciation (depreciation) of investments | - | 746 | (91) | (7,213) |
| Net increase (decrease) in net assets from operations | - | (491) | (69) | (7,006) |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | (1,374) | (50) | (4,640) |
| Increase (decrease) in net assets derived from principal transactions | - | (1,374) | (50) | (4,640) |
| Total increase (decrease) in net assets | - | (1,865) | (119) | (11,646) |
| **Net assets at December 31, 2011** | - | 19,901 | 286 | 28,902 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (9) | 246 | (1) | (318) |
| Total realized gain (loss) on investments and capital gains distributions | 3 | 1,289 | 1 | (562) |
| Net unrealized appreciation (depreciation) of investments | 195 | 1,128 | 54 | 5,934 |
| Net increase (decrease) in net assets from operations | 189 | 2,663 | 54 | 5,054 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 6,379 | (4,723) | (33) | (1,485) |
| Increase (decrease) in net assets derived from principal transactions | 6,379 | (4,723) | (33) | (1,485) |
| Total increase (decrease) in net assets | 6,568 | (2,060) | 21 | 3,569 |
| **Net assets at December 31, 2012** | $ 6,568 | $ 17,841 | $ 307 | $ 32,471 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | ING JPMorgan Emerging Markets Equity Portfolio - Service Class | ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class | ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class | ING JPMorgan Small Cap Core Equity Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 33,720 | $ - | $ - | $ 6,554 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (50) | - | - | (33) |
| Total realized gain (loss) on investments and capital gains distributions | (611) | - | - | 87 |
| Net unrealized appreciation (depreciation) of investments | (5,305) | 1 | - | (223) |
| Net increase (decrease) in net assets from operations | (5,966) | 1 | - | (169) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (3,860) | 8 | - | 2,329 |
| Increase (decrease) in net assets derived from principal transactions | (3,860) | 8 | - | 2,329 |
| Total increase (decrease) in net assets | (9,826) | 9 | - | 2,160 |
| **Net assets at December 31, 2011** | 23,894 | 9 | - | 8,714 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (264) | - | (12) | (58) |
| Total realized gain (loss) on investments and capital gains distributions | (448) | - | 10 | 2,108 |
| Net unrealized appreciation (depreciation) of investments | 4,740 | 2 | 360 | (410) |
| Net increase (decrease) in net assets from operations | 4,028 | 2 | 358 | 1,640 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,613) | 5 | 8,655 | (1,952) |
| Increase (decrease) in net assets derived from principal transactions | (1,613) | 5 | 8,655 | (1,952) |
| Total increase (decrease) in net assets | 2,415 | 7 | 9,013 | (312) |
| **Net assets at December 31, 2012** | $ 26,309 | $ 16 | $ 9,013 | $ 8,402 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | ING Large Cap Growth Portfolio - Adviser Class | ING Large Cap Growth Portfolio - Institutional Class | ING Large Cap Growth Portfolio - Service Class | ING Large Cap Value Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ - | $ - | $ 3,252 | $ 137,628 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (799) | (3) | 261 |
| Total realized gain (loss) on investments and capital gains distributions | 7 | 8,067 | 397 | (4,607) |
| Net unrealized appreciation (depreciation) of investments | (7) | (6,976) | (374) | 8,059 |
| Net increase (decrease) in net assets from operations | - | 292 | 20 | 3,713 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 113 | 132,730 | (3,006) | 70,971 |
| Increase (decrease) in net assets derived from principal transactions | 113 | 132,730 | (3,006) | 70,971 |
| Total increase (decrease) in net assets | 113 | 133,022 | (2,986) | 74,684 |
| **Net assets at December 31, 2011** | 113 | 133,022 | 266 | 212,312 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (646) | (1) | 3,471 |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 1,995 | 9 | (1,938) |
| Net unrealized appreciation (depreciation) of investments | 18 | 22,687 | 28 | 26,310 |
| Net increase (decrease) in net assets from operations | 19 | 24,036 | 36 | 27,843 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 23 | 36,282 | 36 | (22,790) |
| Increase (decrease) in net assets derived from principal transactions | 23 | 36,282 | 36 | (22,790) |
| Total increase (decrease) in net assets | 42 | 60,318 | 72 | 5,053 |
| **Net assets at December 31, 2012** | $ 155 | $ 193,340 | $ 338 | $ 217,365 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the Years Ended December 31, 2012 and 2011
### *(Dollars in thousands)*

| | ING Large Cap Value Portfolio - Service Class | ING Limited Maturity Bond Portfolio - Adviser Class | ING Marsico Growth Portfolio - Institutional Class | ING Marsico Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 3 | $ - | $ 9,178 | $ 522 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | - | (44) | (2) |
| Total realized gain (loss) on investments and capital gains distributions | (2) | - | (27) | 10 |
| Net unrealized appreciation (depreciation) of investments | 4 | - | (157) | (20) |
| Net increase (decrease) in net assets from operations | 6 | - | (228) | (12) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 812 | - | (151) | 60 |
| Increase (decrease) in net assets derived from principal transactions | 812 | - | (151) | 60 |
| Total increase (decrease) in net assets | 818 | - | (379) | 48 |
| **Net assets at December 31, 2011** | 821 | - | 8,799 | 570 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 14 | - | (30) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 19 | - | 333 | 116 |
| Net unrealized appreciation (depreciation) of investments | 65 | - | 726 | (41) |
| Net increase (decrease) in net assets from operations | 98 | - | 1,029 | 74 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (211) | 17 | (115) | (547) |
| Increase (decrease) in net assets derived from principal transactions | (211) | 17 | (115) | (547) |
| Total increase (decrease) in net assets | (113) | 17 | 914 | (473) |
| **Net assets at December 31, 2012** | $ 708 | $ 17 | $ 9,713 | $ 97 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | ING MFS Total Return Portfolio - Adviser Class | ING MFS Total Return Portfolio - Institutional Class | ING MFS Total Return Portfolio - Service Class | ING MFS Utilities Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 1,070 | $ 60,109 | $ 25,934 | $ 37,746 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 24 | 986 | 352 | 1,076 |
| Total realized gain (loss) on investments and capital gains distributions | (22) | (1,658) | (606) | (916) |
| Net unrealized appreciation (depreciation) of investments | 4 | 1,199 | 399 | 1,806 |
| Net increase (decrease) in net assets from operations | 6 | 527 | 145 | 1,966 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 44 | (5,032) | (1,193) | 2,837 |
| Increase (decrease) in net assets derived from principal transactions | 44 | (5,032) | (1,193) | 2,837 |
| Total increase (decrease) in net assets | 50 | (4,505) | (1,048) | 4,803 |
| **Net assets at December 31, 2011** | 1,120 | 55,604 | 24,886 | 42,549 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 21 | 946 | 360 | 972 |
| Total realized gain (loss) on investments and capital gains distributions | 9 | (1,062) | (436) | (1,005) |
| Net unrealized appreciation (depreciation) of investments | 82 | 5,694 | 2,548 | 5,203 |
| Net increase (decrease) in net assets from operations | 112 | 5,578 | 2,472 | 5,170 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (93) | (5,080) | (1,679) | (2,159) |
| Increase (decrease) in net assets derived from principal transactions | (93) | (5,080) | (1,679) | (2,159) |
| Total increase (decrease) in net assets | 19 | 498 | 793 | 3,011 |
| **Net assets at December 31, 2012** | $ 1,139 | $ 56,102 | $ 25,679 | $ 45,560 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | ING Morgan Stanley Global Franchise Portfolio - Adviser Class | ING PIMCO High Yield Portfolio - Adviser Class | ING PIMCO High Yield Portfolio - Institutional Class | ING PIMCO High Yield Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ - | $ - | $ 6,858 | $ 20,723 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 1 | 580 | 1,363 |
| Total realized gain (loss) on investments and capital gains distributions | - | - | 129 | 1,382 |
| Net unrealized appreciation (depreciation) of investments | 1 | - | (438) | (2,027) |
| Net increase (decrease) in net assets from operations | 1 | 1 | 271 | 718 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 14 | 28 | 2,971 | 2,166 |
| Increase (decrease) in net assets derived from principal transactions | 14 | 28 | 2,971 | 2,166 |
| Total increase (decrease) in net assets | 15 | 29 | 3,242 | 2,884 |
| **Net assets at December 31, 2011** | 15 | 29 | 10,100 | 23,607 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 2 | 910 | 1,628 |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 1 | 103 | 1,219 |
| Net unrealized appreciation (depreciation) of investments | 1 | 2 | 993 | 740 |
| Net increase (decrease) in net assets from operations | 3 | 5 | 2,006 | 3,587 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 13 | 17 | 16,552 | 3,655 |
| Increase (decrease) in net assets derived from principal transactions | 13 | 17 | 16,552 | 3,655 |
| Total increase (decrease) in net assets | 16 | 22 | 18,558 | 7,242 |
| **Net assets at December 31, 2012** | $ 31 | $ 51 | $ 28,658 | $ 30,849 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2012 and 2011**
*(Dollars in thousands)*

| | ING Pioneer Fund Portfolio - Institutional Class | ING Pioneer Fund Portfolio - Service Class | ING Pioneer Mid Cap Value Portfolio - Adviser Class | ING Pioneer Mid Cap Value Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 20,602 | $ 473 | $ - | $ 93,956 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 186 | 1 | - | 548 |
| Total realized gain (loss) on investments and capital gains distributions | (427) | 50 | - | (2,171) |
| Net unrealized appreciation (depreciation) of investments | (844) | (90) | - | (3,502) |
| Net increase (decrease) in net assets from operations | (1,085) | (39) | - | (5,125) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 244 | (163) | - | (7,881) |
| Increase (decrease) in net assets derived from principal transactions | 244 | (163) | - | (7,881) |
| Total increase (decrease) in net assets | (841) | (202) | - | (13,006) |
| **Net assets at December 31, 2011** | 19,761 | 271 | - | 80,950 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 160 | 1 | - | 163 |
| Total realized gain (loss) on investments and capital gains distributions | (656) | 12 | - | (2,119) |
| Net unrealized appreciation (depreciation) of investments | 2,289 | 10 | 1 | 9,869 |
| Net increase (decrease) in net assets from operations | 1,793 | 23 | 1 | 7,913 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,923) | (21) | 22 | (12,837) |
| Increase (decrease) in net assets derived from principal transactions | (1,923) | (21) | 22 | (12,837) |
| Total increase (decrease) in net assets | (130) | 2 | 23 | (4,924) |
| **Net assets at December 31, 2012** | $ 19,631 | $ 273 | $ 23 | $ 76,026 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | ING Pioneer Mid Cap Value Portfolio - Service Class | ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class | ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class | ING T. Rowe Price Capital Appreciation Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 390 | $ - | $ - | $ 352,842 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 2 | - | 4,088 |
| Total realized gain (loss) on investments and capital gains distributions | 4 | (2) | - | (1,771) |
| Net unrealized appreciation (depreciation) of investments | (34) | (5) | - | 4,615 |
| Net increase (decrease) in net assets from operations | (28) | (5) | - | 6,932 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (3) | 151 | - | 36,323 |
| Increase (decrease) in net assets derived from principal transactions | (3) | 151 | - | 36,323 |
| Total increase (decrease) in net assets | (31) | 146 | - | 43,255 |
| **Net assets at December 31, 2011** | 359 | 146 | - | 396,097 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 2 | 1,564 | 2,330 |
| Total realized gain (loss) on investments and capital gains distributions | 44 | 5 | 67 | 6,039 |
| Net unrealized appreciation (depreciation) of investments | (12) | 15 | 2,037 | 43,843 |
| Net increase (decrease) in net assets from operations | 32 | 22 | 3,668 | 52,212 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (13) | 27 | 108,746 | (70,561) |
| Increase (decrease) in net assets derived from principal transactions | (13) | 27 | 108,746 | (70,561) |
| Total increase (decrease) in net assets | 19 | 49 | 112,414 | (18,349) |
| **Net assets at December 31, 2012** | $ 378 | $ 195 | $ 112,414 | $ 377,748 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2012 and 2011**
*(Dollars in thousands)*

| | ING T. Rowe Price Equity Income Portfolio - Adviser Class | ING T. Rowe Price Equity Income Portfolio - Service Class | ING T. Rowe Price International Stock Portfolio - Adviser Class | ING T. Rowe Price International Stock Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 1,354 | $ 106,214 | $ 81 | $ 8,102 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 21 | 1,247 | 3 | 197 |
| Total realized gain (loss) on investments and capital gains distributions | (43) | (2,334) | - | (539) |
| Net unrealized appreciation (depreciation) of investments | (5) | (563) | (16) | (697) |
| Net increase (decrease) in net assets from operations | (27) | (1,650) | (13) | (1,039) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 120 | (4,394) | 15 | (191) |
| Increase (decrease) in net assets derived from principal transactions | 120 | (4,394) | 15 | (191) |
| Total increase (decrease) in net assets | 93 | (6,044) | 2 | (1,230) |
| **Net assets at December 31, 2011** | 1,447 | 100,170 | 83 | 6,872 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 21 | 1,250 | - | (50) |
| Total realized gain (loss) on investments and capital gains distributions | (13) | (4,005) | - | (186) |
| Net unrealized appreciation (depreciation) of investments | 229 | 18,433 | 14 | 1,417 |
| Net increase (decrease) in net assets from operations | 237 | 15,678 | 14 | 1,181 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (46) | (11,280) | 5 | (499) |
| Increase (decrease) in net assets derived from principal transactions | (46) | (11,280) | 5 | (499) |
| Total increase (decrease) in net assets | 191 | 4,398 | 19 | 682 |
| **Net assets at December 31, 2012** | $ 1,638 | $ 104,568 | $ 102 | $ 7,554 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2012 and 2011**
*(Dollars in thousands)*

| | ING Templeton Global Growth Portfolio - Institutional Class | ING Templeton Global Growth Portfolio - Service Class | ING U.S. Stock Index Portfolio - Institutional Class | ING Money Market Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 735 | $ 3,693 | $ 6,021 | $ 342,560 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 7 | 26 | 128 | (2,702) |
| Total realized gain (loss) on investments and capital gains distributions | (39) | (194) | 262 | 57 |
| Net unrealized appreciation (depreciation) of investments | (15) | (177) | (303) | - |
| Net increase (decrease) in net assets from operations | (47) | (345) | 87 | (2,645) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 21 | 477 | 762 | 1,989 |
| Increase (decrease) in net assets derived from principal transactions | 21 | 477 | 762 | 1,989 |
| Total increase (decrease) in net assets | (26) | 132 | 849 | (656) |
| **Net assets at December 31, 2011** | 709 | 3,825 | 6,870 | 341,904 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 9 | 34 | 135 | (2,376) |
| Total realized gain (loss) on investments and capital gains distributions | (24) | 180 | 81 | 1 |
| Net unrealized appreciation (depreciation) of investments | 153 | 564 | 866 | - |
| Net increase (decrease) in net assets from operations | 138 | 778 | 1,082 | (2,375) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (6) | 220 | (52) | (44,242) |
| Increase (decrease) in net assets derived from principal transactions | (6) | 220 | (52) | (44,242) |
| Total increase (decrease) in net assets | 132 | 998 | 1,030 | (46,617) |
| **Net assets at December 31, 2012** | $ 841 | $ 4,823 | $ 7,900 | $ 295,287 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | ING Global Real Estate Fund - Class A | ING International Capital Appreciation Fund - Class I | ING International SmallCap Fund - Class A | ING American Century Small-Mid Cap Value Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 48 | $ 11 | $ 1,766 | $ 76 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | - | 17 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | - | 2 | (116) | 1 |
| Net unrealized appreciation (depreciation) of investments | (6) | (2) | (150) | (7) |
| Net increase (decrease) in net assets from operations | (4) | - | (249) | (5) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 19 | (9) | (383) | 39 |
| Increase (decrease) in net assets derived from principal transactions | 19 | (9) | (383) | 39 |
| Total increase (decrease) in net assets | 15 | (9) | (632) | 34 |
| **Net assets at December 31, 2011** | 63 | 2 | 1,134 | 110 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | - | 5 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 1 | - | 113 | 12 |
| Net unrealized appreciation (depreciation) of investments | 13 | - | (49) | 4 |
| Net increase (decrease) in net assets from operations | 17 | - | 69 | 17 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 12 | (2) | (785) | (8) |
| Increase (decrease) in net assets derived from principal transactions | 12 | (2) | (785) | (8) |
| Total increase (decrease) in net assets | 29 | (2) | (716) | 9 |
| **Net assets at December 31, 2012** | $ 92 | $ - | $ 418 | $ 119 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | ING American Century Small-Mid Cap Value Portfolio - Initial Class | ING American Century Small-Mid Cap Value Portfolio - Service Class | ING Baron Growth Portfolio - Adviser Class | ING Baron Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ - | $ 45,970 | $ 1,247 | $ 122,371 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 147 | (4) | (1,037) |
| Total realized gain (loss) on investments and capital gains distributions | - | (248) | 15 | 3,341 |
| Net unrealized appreciation (depreciation) of investments | - | (1,622) | 5 | (906) |
| Net increase (decrease) in net assets from operations | - | (1,723) | 16 | 1,398 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 5 | (241) | (30) | (2,162) |
| Increase (decrease) in net assets derived from principal transactions | 5 | (241) | (30) | (2,162) |
| Total increase (decrease) in net assets | 5 | (1,964) | (14) | (764) |
| **Net assets at December 31, 2011** | 5 | 44,006 | 1,233 | 121,607 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (12) | 198 | (5) | (1,054) |
| Total realized gain (loss) on investments and capital gains distributions | 12 | 3,584 | 31 | 5,569 |
| Net unrealized appreciation (depreciation) of investments | 494 | 2,675 | 204 | 17,045 |
| Net increase (decrease) in net assets from operations | 494 | 6,457 | 230 | 21,560 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 9,529 | (6,823) | (44) | (13,596) |
| Increase (decrease) in net assets derived from principal transactions | 9,529 | (6,823) | (44) | (13,596) |
| Total increase (decrease) in net assets | 10,023 | (366) | 186 | 7,964 |
| **Net assets at December 31, 2012** | $ 10,028 | $ 43,640 | $ 1,419 | $ 129,571 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | ING Columbia Small Cap Value II Portfolio - Adviser Class | ING Columbia Small Cap Value II Portfolio - Service Class | ING Davis New York Venture Portfolio - Service Class | ING Fidelity® VIP Mid Cap Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 26 | $ 2,367 | $ 14,440 | $ 14,099 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (17) | 5 | (44) |
| Total realized gain (loss) on investments and capital gains distributions | 11 | 362 | (365) | (520) |
| Net unrealized appreciation (depreciation) of investments | (32) | (528) | (397) | (891) |
| Net increase (decrease) in net assets from operations | (21) | (183) | (757) | (1,455) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 229 | 909 | (1,768) | (4,674) |
| Increase (decrease) in net assets derived from principal transactions | 229 | 909 | (1,768) | (4,674) |
| Total increase (decrease) in net assets | 208 | 726 | (2,525) | (6,129) |
| **Net assets at December 31, 2011** | 234 | 3,093 | 11,915 | 7,970 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (23) | (82) | (31) |
| Total realized gain (loss) on investments and capital gains distributions | - | 129 | (213) | 1,149 |
| Net unrealized appreciation (depreciation) of investments | 33 | 301 | 1,621 | (192) |
| Net increase (decrease) in net assets from operations | 33 | 407 | 1,326 | 926 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 12 | (208) | (1,144) | (4,353) |
| Increase (decrease) in net assets derived from principal transactions | 12 | (208) | (1,144) | (4,353) |
| Total increase (decrease) in net assets | 45 | 199 | 182 | (3,427) |
| **Net assets at December 31, 2012** | $ 279 | $ 3,292 | $ 12,097 | $ 4,543 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2012 and 2011**
*(Dollars in thousands)*

| | ING Global Bond Portfolio - Adviser Class | ING Global Bond Portfolio - Initial Class | ING Global Bond Portfolio - Service Class | ING Growth and Income Core Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 471 | $ 154,688 | $ 1,077 | $ 383 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 31 | 10,292 | 100 | 1 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 14 | 3,762 | 119 | (4) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (33) | (9,911) | (194) | (106) |
| Net increase (decrease) in net assets from operations | 12 | 4,143 | 25 | (109) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (70) | (3,294) | (211) | 340 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (70) | (3,294) | (211) | 340 |
| Total increase (decrease) in net assets | (58) | 849 | (186) | 231 |
| **Net assets at December 31, 2011** | 413 | 155,537 | 891 | 614 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 22 | 8,003 | 58 | (2) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 7 | 2,504 | (16) | (11) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (1) | (218) | 30 | 64 |
| Net increase (decrease) in net assets from operations | 28 | 10,289 | 72 | 51 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (53) | (14,428) | 338 | (38) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (53) | (14,428) | 338 | (38) |
| Total increase (decrease) in net assets | (25) | (4,139) | 410 | 13 |
| **Net assets at December 31, 2012** | $ 388 | $ 151,398 | $ 1,301 | $ 627 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2012 and 2011**
*(Dollars in thousands)*

| | ING Growth and Income Core Portfolio - Initial Class | ING Index Solution 2015 Portfolio - Initial Class | ING Index Solution 2015 Portfolio - Service Class | ING Index Solution 2015 Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 93,417 | $ - | $ 55 | $ 687 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (248) | - | 2 | 10 |
| Total realized gain (loss) on investments and capital gains distributions | 402 | - | 5 | 28 |
| Net unrealized appreciation (depreciation) of investments | (13,250) | - | 5 | (42) |
| Net increase (decrease) in net assets from operations | (13,096) | - | 12 | (4) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (4,586) | 11 | 485 | 115 |
| Increase (decrease) in net assets derived from principal transactions | (4,586) | 11 | 485 | 115 |
| Total increase (decrease) in net assets | (17,682) | 11 | 497 | 111 |
| **Net assets at December 31, 2011** | 75,735 | 11 | 552 | 798 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (455) | 1 | 8 | 8 |
| Total realized gain (loss) on investments and capital gains distributions | 785 | 5 | 19 | 27 |
| Net unrealized appreciation (depreciation) of investments | 5,513 | 4 | 30 | 38 |
| Net increase (decrease) in net assets from operations | 5,843 | 10 | 57 | 73 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (11,204) | 249 | 178 | 110 |
| Increase (decrease) in net assets derived from principal transactions | (11,204) | 249 | 178 | 110 |
| Total increase (decrease) in net assets | (5,361) | 259 | 235 | 183 |
| **Net assets at December 31, 2012** | $ 70,374 | $ 270 | $ 787 | $ 981 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | ING Index Solution 2025 Portfolio - Initial Class | ING Index Solution 2025 Portfolio - Service Class | ING Index Solution 2025 Portfolio - Service 2 Class | ING Index Solution 2035 Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ - | $ 28 | $ 1,519 | $ - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 2 | 17 | - |
| Total realized gain (loss) on investments and capital gains distributions | - | (2) | 90 | - |
| Net unrealized appreciation (depreciation) of investments | 2 | (5) | (170) | 1 |
| Net increase (decrease) in net assets from operations | 2 | (5) | (63) | 1 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 76 | 26 | 547 | 41 |
| Increase (decrease) in net assets derived from principal transactions | 76 | 26 | 547 | 41 |
| Total increase (decrease) in net assets | 78 | 21 | 484 | 42 |
| **Net assets at December 31, 2011** | 78 | 49 | 2,003 | 42 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 1 | 13 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 26 | 2 | 63 | 20 |
| Net unrealized appreciation (depreciation) of investments | 13 | 5 | 177 | 13 |
| Net increase (decrease) in net assets from operations | 41 | 8 | 253 | 34 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 357 | 30 | 307 | 296 |
| Increase (decrease) in net assets derived from principal transactions | 357 | 30 | 307 | 296 |
| Total increase (decrease) in net assets | 398 | 38 | 560 | 330 |
| **Net assets at December 31, 2012** | $ 476 | $ 87 | $ 2,563 | $ 372 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | ING Index Solution 2035 Portfolio - Service Class | ING Index Solution 2035 Portfolio - Service 2 Class | ING Index Solution 2045 Portfolio - Initial Class | ING Index Solution 2045 Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 22 | $ 1,083 | $ - | $ 1 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 9 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 7 | 67 | - | 1 |
| Net unrealized appreciation (depreciation) of investments | (10) | (151) | - | (2) |
| Net increase (decrease) in net assets from operations | (2) | (75) | - | (1) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 60 | 549 | 17 | 19 |
| Increase (decrease) in net assets derived from principal transactions | 60 | 549 | 17 | 19 |
| Total increase (decrease) in net assets | 58 | 474 | 17 | 18 |
| **Net assets at December 31, 2011** | 80 | 1,557 | 17 | 19 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 6 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 4 | 60 | 2 | 1 |
| Net unrealized appreciation (depreciation) of investments | 11 | 155 | 2 | 3 |
| Net increase (decrease) in net assets from operations | 16 | 221 | 4 | 4 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 73 | 37 | 27 | 11 |
| Increase (decrease) in net assets derived from principal transactions | 73 | 37 | 27 | 11 |
| Total increase (decrease) in net assets | 89 | 258 | 31 | 15 |
| **Net assets at December 31, 2012** | $ 169 | $ 1,815 | $ 48 | $ 34 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2012 and 2011**
*(Dollars in thousands)*

| | ING Index Solution 2045 Portfolio - Service 2 Class | ING Index Solution 2055 Portfolio - Initial Class | ING Index Solution 2055 Portfolio - Service Class | ING Index Solution 2055 Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 584 | $ - | $ 3 | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 31 | - | - | - |
| Net unrealized appreciation (depreciation) of investments | (84) | - | (2) | (4) |
| Net increase (decrease) in net assets from operations | (50) | - | (2) | (4) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 389 | - | 63 | 57 |
| Increase (decrease) in net assets derived from principal transactions | 389 | - | 63 | 57 |
| Total increase (decrease) in net assets | 339 | - | 61 | 53 |
| **Net assets at December 31, 2011** | 923 | - | 64 | 53 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | - | (1) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 32 | - | - | 1 |
| Net unrealized appreciation (depreciation) of investments | 116 | 1 | 12 | 9 |
| Net increase (decrease) in net assets from operations | 152 | 1 | 11 | 9 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 233 | 19 | 127 | 30 |
| Increase (decrease) in net assets derived from principal transactions | 233 | 19 | 127 | 30 |
| Total increase (decrease) in net assets | 385 | 20 | 138 | 39 |
| **Net assets at December 31, 2012** | $ 1,308 | $ 20 | $ 202 | $ 92 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | ING Index Solution Income Portfolio - Service Class | ING Index Solution Income Portfolio - Service 2 Class | ING Invesco Van Kampen Comstock Portfolio - Adviser Class | ING Invesco Van Kampen Comstock Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | - | $ 160 | $ 307 | $ 52,549 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 3 | 3 | 186 |
| Total realized gain (loss) on investments and capital gains distributions | (1) | 5 | (6) | (1,187) |
| Net unrealized appreciation (depreciation) of investments | 1 | (6) | (6) | (596) |
| Net increase (decrease) in net assets from operations | - | 2 | (9) | (1,597) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 645 | 24 | (1) | (4,283) |
| Increase (decrease) in net assets derived from principal transactions | 645 | 24 | (1) | (4,283) |
| Total increase (decrease) in net assets | 645 | 26 | (10) | (5,880) |
| **Net assets at December 31, 2011** | 645 | 186 | 297 | 46,669 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 12 | 4 | 2 | 113 |
| Total realized gain (loss) on investments and capital gains distributions | 24 | 8 | (1) | (827) |
| Net unrealized appreciation (depreciation) of investments | 15 | 3 | 51 | 8,500 |
| Net increase (decrease) in net assets from operations | 51 | 15 | 52 | 7,786 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 437 | 25 | (15) | (5,656) |
| Increase (decrease) in net assets derived from principal transactions | 437 | 25 | (15) | (5,656) |
| Total increase (decrease) in net assets | 488 | 40 | 37 | 2,130 |
| **Net assets at December 31, 2012** | $ 1,133 | $ 226 | $ 334 | $ 48,799 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | ING Invesco Van Kampen Equity and Income Portfolio - Adviser Class | ING Invesco Van Kampen Equity and Income Portfolio - Initial Class | ING Invesco Van Kampen Equity and Income Portfolio - Service Class | ING JPMorgan Mid Cap Value Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 523 | $ 249,741 | $ 214 | $ 378 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 10 | 3,047 | 3 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | (4) | 1,008 | - | (3) |
| Net unrealized appreciation (depreciation) of investments | (27) | (8,770) | (6) | 10 |
| Net increase (decrease) in net assets from operations | (21) | (4,715) | (3) | 8 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 147 | (16,193) | 18 | (78) |
| Increase (decrease) in net assets derived from principal transactions | 147 | (16,193) | 18 | (78) |
| Total increase (decrease) in net assets | 126 | (20,908) | 15 | (70) |
| **Net assets at December 31, 2011** | 649 | 228,833 | 229 | 308 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 9 | 3,193 | 2 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | - | 2,051 | 2 | 5 |
| Net unrealized appreciation (depreciation) of investments | 69 | 20,647 | 23 | 52 |
| Net increase (decrease) in net assets from operations | 78 | 25,891 | 27 | 58 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (15) | (21,897) | 21 | (18) |
| Increase (decrease) in net assets derived from principal transactions | (15) | (21,897) | 21 | (18) |
| Total increase (decrease) in net assets | 63 | 3,994 | 48 | 40 |
| **Net assets at December 31, 2012** | $ 712 | $ 232,827 | $ 277 | $ 348 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | ING JPMorgan Mid Cap Value Portfolio - Initial Class | ING JPMorgan Mid Cap Value Portfolio - Service Class | ING Oppenheimer Global Portfolio - Adviser Class | ING Oppenheimer Global Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ - | $ 30,952 | $ 483 | $ 591,369 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (46) | 4 | 2,744 |
| Total realized gain (loss) on investments and capital gains distributions | - | (126) | (1) | 6,978 |
| Net unrealized appreciation (depreciation) of investments | - | 404 | (55) | (59,637) |
| Net increase (decrease) in net assets from operations | - | 232 | (52) | (49,915) |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | (501) | 84 | (43,005) |
| Increase (decrease) in net assets derived from principal transactions | - | (501) | 84 | (43,005) |
| Total increase (decrease) in net assets | - | (269) | 32 | (92,920) |
| **Net assets at December 31, 2011** | - | 30,683 | 515 | 498,449 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 7 | (68) | 3 | 1,615 |
| Total realized gain (loss) on investments and capital gains distributions | - | 258 | 6 | 7,623 |
| Net unrealized appreciation (depreciation) of investments | 6 | 5,803 | 96 | 87,172 |
| Net increase (decrease) in net assets from operations | 13 | 5,993 | 105 | 96,410 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 891 | 3,761 | (19) | (54,144) |
| Increase (decrease) in net assets derived from principal transactions | 891 | 3,761 | (19) | (54,144) |
| Total increase (decrease) in net assets | 904 | 9,754 | 86 | 42,266 |
| **Net assets at December 31, 2012** | $ 904 | $ 40,437 | $ 601 | $ 540,715 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | ING Oppenheimer Global Portfolio - Service Class | ING PIMCO Total Return Portfolio - Adviser Class | ING PIMCO Total Return Portfolio - Initial Class | ING PIMCO Total Return Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 647 | $ 1,991 | $ - | $ 227,651 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 58 | - | 4,628 |
| Total realized gain (loss) on investments and capital gains distributions | (18) | 122 | - | 9,270 |
| Net unrealized appreciation (depreciation) of investments | (50) | (125) | 1 | (8,822) |
| Net increase (decrease) in net assets from operations | (66) | 55 | 1 | 5,076 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 57 | 532 | 77 | 201 |
| Increase (decrease) in net assets derived from principal transactions | 57 | 532 | 77 | 201 |
| Total increase (decrease) in net assets | (9) | 587 | 78 | 5,277 |
| **Net assets at December 31, 2011** | 638 | 2,578 | 78 | 232,928 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 69 | 8 | 5,206 |
| Total realized gain (loss) on investments and capital gains distributions | (26) | - | 2 | 28 |
| Net unrealized appreciation (depreciation) of investments | 157 | 118 | 1 | 11,038 |
| Net increase (decrease) in net assets from operations | 132 | 187 | 11 | 16,272 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 45 | (90) | 233 | 6,766 |
| Increase (decrease) in net assets derived from principal transactions | 45 | (90) | 233 | 6,766 |
| Total increase (decrease) in net assets | 177 | 97 | 244 | 23,038 |
| **Net assets at December 31, 2012** | $ 815 | $ 2,675 | $ 322 | $ 255,966 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | ING Pioneer High Yield Portfolio - Initial Class | ING Pioneer High Yield Portfolio - Service Class | ING Solution 2015 Portfolio - Adviser Class | ING Solution 2015 Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 17,901 | $ 370 | $ 512 | $ - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 961 | 17 | 17 | - |
| Total realized gain (loss) on investments and capital gains distributions | 1,559 | 21 | 1 | - |
| Net unrealized appreciation (depreciation) of investments | (3,116) | (47) | (18) | - |
| Net increase (decrease) in net assets from operations | (596) | (9) | - | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,886 | 32 | 293 | - |
| Increase (decrease) in net assets derived from principal transactions | 1,886 | 32 | 293 | - |
| Total increase (decrease) in net assets | 1,290 | 23 | 293 | - |
| **Net assets at December 31, 2011** | 19,191 | 393 | 805 | - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,085 | 21 | 30 | (2) |
| Total realized gain (loss) on investments and capital gains distributions | 533 | 9 | 1 | - |
| Net unrealized appreciation (depreciation) of investments | 1,311 | 29 | 55 | 27 |
| Net increase (decrease) in net assets from operations | 2,929 | 59 | 86 | 25 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,256 | 14 | (17) | 1,251 |
| Increase (decrease) in net assets derived from principal transactions | 1,256 | 14 | (17) | 1,251 |
| Total increase (decrease) in net assets | 4,185 | 73 | 69 | 1,276 |
| **Net assets at December 31, 2012** | $ 23,376 | $ 466 | $ 874 | $ 1,276 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | ING Solution 2015 Portfolio - Service Class | ING Solution 2015 Portfolio - Service 2 Class | ING Solution 2025 Portfolio - Adviser Class | ING Solution 2025 Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 58,754 | $ 14,738 | $ 351 | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,410 | 396 | 6 | - |
| Total realized gain (loss) on investments and capital gains distributions | (826) | 39 | 3 | - |
| Net unrealized appreciation (depreciation) of investments | (1,509) | (645) | (22) | - |
| Net increase (decrease) in net assets from operations | (925) | (210) | (13) | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2,499 | (616) | 49 | - |
| Increase (decrease) in net assets derived from principal transactions | 2,499 | (616) | 49 | - |
| Total increase (decrease) in net assets | 1,574 | (826) | 36 | - |
| **Net assets at December 31, 2011** | 60,328 | 13,912 | 387 | - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2,171 | 394 | 9 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | (890) | 197 | 2 | - |
| Net unrealized appreciation (depreciation) of investments | 5,170 | 648 | 39 | 16 |
| Net increase (decrease) in net assets from operations | 6,451 | 1,239 | 50 | 15 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 399 | (4,569) | (10) | 506 |
| Increase (decrease) in net assets derived from principal transactions | 399 | (4,569) | (10) | 506 |
| Total increase (decrease) in net assets | 6,850 | (3,330) | 40 | 521 |
| **Net assets at December 31, 2012** | $ 67,178 | $ 10,582 | $ 427 | $ 521 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY**
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | ING Solution 2025 Portfolio - Service Class | ING Solution 2025 Portfolio - Service 2 Class | ING Solution 2035 Portfolio - Adviser Class | ING Solution 2035 Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 86,539 | $ 20,208 | $ 379 | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,193 | 334 | 3 | - |
| Total realized gain (loss) on investments and capital gains distributions | (733) | 31 | 17 | - |
| Net unrealized appreciation (depreciation) of investments | (4,269) | (1,199) | (32) | - |
| Net increase (decrease) in net assets from operations | (3,809) | (834) | (12) | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | 9,476 | 301 | (29) | - |
| Increase (decrease) in net assets derived from principal transactions | 9,476 | 301 | (29) | - |
| Total increase (decrease) in net assets | 5,667 | (533) | (41) | - |
| **Net assets at December 31, 2011** | 92,206 | 19,675 | 338 | - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,933 | 307 | 5 | (2) |
| Total realized gain (loss) on investments and capital gains distributions | (958) | 332 | 12 | - |
| Net unrealized appreciation (depreciation) of investments | 10,876 | 1,291 | 27 | 49 |
| Net increase (decrease) in net assets from operations | 11,851 | 1,930 | 44 | 47 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 6,443 | (6,006) | (116) | 1,252 |
| Increase (decrease) in net assets derived from principal transactions | 6,443 | (6,006) | (116) | 1,252 |
| Total increase (decrease) in net assets | 18,294 | (4,076) | (72) | 1,299 |
| **Net assets at December 31, 2012** | $ 110,500 | $ 15,599 | $ 266 | $ 1,299 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | ING Solution 2035 Portfolio - Service Class | ING Solution 2035 Portfolio - Service 2 Class | ING Solution 2045 Portfolio - Adviser Class | ING Solution 2045 Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 70,002 | $ 17,154 | $ 80 | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 583 | 186 | 1 | - |
| Total realized gain (loss) on investments and capital gains distributions | (623) | 60 | (1) | - |
| Net unrealized appreciation (depreciation) of investments | (4,132) | (1,232) | (12) | - |
| Net increase (decrease) in net assets from operations | (4,172) | (986) | (12) | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | 10,637 | 296 | 47 | - |
| Increase (decrease) in net assets derived from principal transactions | 10,637 | 296 | 47 | - |
| Total increase (decrease) in net assets | 6,465 | (690) | 35 | - |
| **Net assets at December 31, 2011** | 76,467 | 16,464 | 115 | - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,170 | 214 | 2 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | (899) | 237 | - | 6 |
| Net unrealized appreciation (depreciation) of investments | 11,044 | 1,505 | 14 | 29 |
| Net increase (decrease) in net assets from operations | 11,315 | 1,956 | 16 | 34 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 9,167 | (3,265) | (14) | 769 |
| Increase (decrease) in net assets derived from principal transactions | 9,167 | (3,265) | (14) | 769 |
| Total increase (decrease) in net assets | 20,482 | (1,309) | 2 | 803 |
| **Net assets at December 31, 2012** | $ 96,949 | $ 15,155 | $ 117 | $ 803 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | ING Solution 2045 Portfolio - Service Class | ING Solution 2045 Portfolio - Service 2 Class | ING Solution 2055 Portfolio - Initial Class | ING Solution 2055 Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 49,958 | $ 13,890 | - | $ 222 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 203 | 107 | - | (4) |
| Total realized gain (loss) on investments and capital gains distributions | (452) | 71 | - | (36) |
| Net unrealized appreciation (depreciation) of investments | (3,077) | (1,028) | - | (22) |
| Net increase (decrease) in net assets from operations | (3,326) | (850) | - | (62) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 8,740 | 343 | - | 1,254 |
| Increase (decrease) in net assets derived from principal transactions | 8,740 | 343 | - | 1,254 |
| Total increase (decrease) in net assets | 5,414 | (507) | - | 1,192 |
| **Net assets at December 31, 2011** | 55,372 | 13,383 | - | 1,414 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 646 | 127 | - | 5 |
| Total realized gain (loss) on investments and capital gains distributions | (726) | 141 | - | 21 |
| Net unrealized appreciation (depreciation) of investments | 8,414 | 1,211 | - | 267 |
| Net increase (decrease) in net assets from operations | 8,334 | 1,479 | - | 293 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 6,371 | (3,316) | 124 | 1,677 |
| Increase (decrease) in net assets derived from principal transactions | 6,371 | (3,316) | 124 | 1,677 |
| Total increase (decrease) in net assets | 14,705 | (1,837) | 124 | 1,970 |
| **Net assets at December 31, 2012** | $ 70,077 | $ 11,546 | $ 124 | $ 3,384 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | ING Solution 2055 Portfolio - Service 2 Class | ING Solution Growth Portfolio - Service Class | ING Solution Income Portfolio - Adviser Class | ING Solution Income Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 174 | $ 1,246 | $ 998 | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (10) | 11 | - |
| Total realized gain (loss) on investments and capital gains distributions | 8 | 84 | 81 | - |
| Net unrealized appreciation (depreciation) of investments | (25) | (145) | (75) | - |
| Net increase (decrease) in net assets from operations | (17) | (71) | 17 | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | 102 | 600 | (712) | - |
| Increase (decrease) in net assets derived from principal transactions | 102 | 600 | (712) | - |
| Total increase (decrease) in net assets | 85 | 529 | (695) | - |
| **Net assets at December 31, 2011** | 259 | 1,775 | 303 | - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 15 | 10 | (3) |
| Total realized gain (loss) on investments and capital gains distributions | 4 | 76 | 4 | - |
| Net unrealized appreciation (depreciation) of investments | 32 | 145 | 11 | 33 |
| Net increase (decrease) in net assets from operations | 37 | 236 | 25 | 30 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 142 | 262 | (71) | 1,938 |
| Increase (decrease) in net assets derived from principal transactions | 142 | 262 | (71) | 1,938 |
| Total increase (decrease) in net assets | 179 | 498 | (46) | 1,968 |
| **Net assets at December 31, 2012** | $ 438 | $ 2,273 | $ 257 | $ 1,968 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2012 and 2011**
*(Dollars in thousands)*

| | ING Solution Income Portfolio - Service Class | ING Solution Income Portfolio - Service 2 Class | ING Solution Moderate Portfolio - Service Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 12,512 | $ 5,049 | $ 2,487 | $ 451 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 420 | 106 | (10) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | (165) | 52 | 116 | - |
| Net unrealized appreciation (depreciation) of investments | (279) | (146) | (162) | (19) |
| Net increase (decrease) in net assets from operations | (24) | 12 | (56) | (20) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,269 | (2,415) | 587 | (22) |
| Increase (decrease) in net assets derived from principal transactions | 1,269 | (2,415) | 587 | (22) |
| Total increase (decrease) in net assets | 1,245 | (2,403) | 531 | (42) |
| **Net assets at December 31, 2011** | 13,757 | 2,646 | 3,018 | 409 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 577 | 90 | 31 | (2) |
| Total realized gain (loss) on investments and capital gains distributions | 489 | 11 | 198 | 39 |
| Net unrealized appreciation (depreciation) of investments | 150 | 105 | 110 | 24 |
| Net increase (decrease) in net assets from operations | 1,216 | 206 | 339 | 61 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,729) | (782) | 213 | (5) |
| Increase (decrease) in net assets derived from principal transactions | (1,729) | (782) | 213 | (5) |
| Total increase (decrease) in net assets | (513) | (576) | 552 | 56 |
| **Net assets at December 31, 2012** | $ 13,244 | $ 2,070 | $ 3,570 | $ 465 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2012 and 2011**
*(Dollars in thousands)*

| | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | ING T. Rowe Price Growth Equity Portfolio - Adviser Class | ING T. Rowe Price Growth Equity Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 345,307 | $ 562 | $ 1,195 | $ 223,428 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2,236) | (2) | (4) | (2,116) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 4,800 | 3 | - | 4,225 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (17,830) | (30) | (22) | (6,377) |
| Net increase (decrease) in net assets from operations | (15,266) | (29) | (26) | (4,268) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (20,513) | 47 | (30) | (10,444) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (20,513) | 47 | (30) | (10,444) |
| Total increase (decrease) in net assets | (35,779) | 18 | (56) | (14,712) |
| **Net assets at December 31, 2011** | 309,528 | 580 | 1,139 | 208,716 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,673) | (3) | (4) | (1,885) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 32,433 | 139 | 9 | 7,978 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 14,326 | (59) | 195 | 30,684 |
| Net increase (decrease) in net assets from operations | 45,086 | 77 | 200 | 36,777 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (30,311) | (71) | (115) | 2,158 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (30,311) | (71) | (115) | 2,158 |
| Total increase (decrease) in net assets | 14,775 | 6 | 85 | 38,935 |
| **Net assets at December 31, 2012** | $ 324,303 | $ 586 | $ 1,224 | $ 247,651 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | ING T. Rowe Price Growth Equity Portfolio - Service Class | ING Templeton Foreign Equity Portfolio - Adviser Class | ING Templeton Foreign Equity Portfolio - Initial Class | ING Templeton Foreign Equity Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 2,022 | $ 324 | $ 96,382 | $ 88 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (13) | 6 | 811 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | (37) | (16) | (2,401) | 4 |
| Net unrealized appreciation (depreciation) of investments | 19 | (66) | (10,198) | (16) |
| Net increase (decrease) in net assets from operations | (31) | (76) | (11,788) | (11) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 62 | 209 | (6,603) | 9 |
| Increase (decrease) in net assets derived from principal transactions | 62 | 209 | (6,603) | 9 |
| Total increase (decrease) in net assets | 31 | 133 | (18,391) | (2) |
| **Net assets at December 31, 2011** | 2,053 | 457 | 77,991 | 86 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (15) | 4 | 597 | 3 |
| Total realized gain (loss) on investments and capital gains distributions | 14 | 2 | (4,040) | 3 |
| Net unrealized appreciation (depreciation) of investments | 377 | 78 | 20,041 | 34 |
| Net increase (decrease) in net assets from operations | 376 | 84 | 16,598 | 40 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 300 | 21 | 9,664 | 158 |
| Increase (decrease) in net assets derived from principal transactions | 300 | 21 | 9,664 | 158 |
| Total increase (decrease) in net assets | 676 | 105 | 26,262 | 198 |
| **Net assets at December 31, 2012** | $ 2,729 | $ 562 | $ 104,253 | $ 284 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2012 and 2011**
*(Dollars in thousands)*

| | ING UBS U.S. Large Cap Equity Portfolio - Adviser Class | ING UBS U.S. Large Cap Equity Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Service Class | ING Core Equity Research Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 75 | $ 78,055 | $ 16 | $ 200 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 43 | - | 1 |
| Total realized gain (loss) on investments and capital gains distributions | (1) | 551 | - | 7 |
| Net unrealized appreciation (depreciation) of investments | (3) | (3,017) | (1) | (9) |
| Net increase (decrease) in net assets from operations | (3) | (2,423) | (1) | (1) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 10 | (8,744) | 3 | (10) |
| Increase (decrease) in net assets derived from principal transactions | 10 | (8,744) | 3 | (10) |
| Total increase (decrease) in net assets | 7 | (11,167) | 2 | (11) |
| **Net assets at December 31, 2011** | 82 | 66,888 | 18 | 189 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (84) | - | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 798 | - | 12 |
| Net unrealized appreciation (depreciation) of investments | 8 | 7,245 | 2 | 18 |
| Net increase (decrease) in net assets from operations | 10 | 7,959 | 2 | 31 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (17) | (7,160) | (3) | (30) |
| Increase (decrease) in net assets derived from principal transactions | (17) | (7,160) | (3) | (30) |
| Total increase (decrease) in net assets | (7) | 799 | (1) | 1 |
| **Net assets at December 31, 2012** | $ 75 | $ 67,687 | $ 17 | $ 190 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | ING Strategic Allocation Conservative Portfolio - Class I | ING Strategic Allocation Growth Portfolio - Class I | ING Strategic Allocation Moderate Portfolio - Class I | ING Growth and Income Portfolio - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 30,602 | $ 65,533 | $ 61,501 | $ 606 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 968 | 1,063 | 1,501 | 5 |
| Total realized gain (loss) on investments and capital gains distributions | (1,365) | (1,850) | (3,502) | - |
| Net unrealized appreciation (depreciation) of investments | 618 | (1,687) | 1,032 | (18) |
| Net increase (decrease) in net assets from operations | 221 | (2,474) | (969) | (13) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 813 | (1,634) | (2,651) | 263 |
| Increase (decrease) in net assets derived from principal transactions | 813 | (1,634) | (2,651) | 263 |
| Total increase (decrease) in net assets | 1,034 | (4,108) | (3,620) | 250 |
| **Net assets at December 31, 2011** | 31,636 | 61,425 | 57,881 | 856 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 562 | 362 | 706 | 8 |
| Total realized gain (loss) on investments and capital gains distributions | (1,336) | (3,036) | (2,528) | 36 |
| Net unrealized appreciation (depreciation) of investments | 4,258 | 10,911 | 8,901 | 75 |
| Net increase (decrease) in net assets from operations | 3,484 | 8,237 | 7,079 | 119 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,882) | (4,856) | (3,540) | (190) |
| Increase (decrease) in net assets derived from principal transactions | (1,882) | (4,856) | (3,540) | (190) |
| Total increase (decrease) in net assets | 1,602 | 3,381 | 3,539 | (71) |
| **Net assets at December 31, 2012** | $ 33,238 | $ 64,806 | $ 61,420 | $ 785 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | ING Growth and Income Portfolio - Class I | ING Growth and Income Portfolio - Class S | ING GET U.S. Core Portfolio - Series 7 | ING GET U.S. Core Portfolio - Series 8 |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 1,177,617 | $ 1,467 | $ 1,420 | $ 350 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,635 | 76 | 9 | - |
| Total realized gain (loss) on investments and capital gains distributions | (46,715) | 112 | (125) | (5) |
| Net unrealized appreciation (depreciation) of investments | 31,073 | (147) | 98 | (2) |
| Net increase (decrease) in net assets from operations | (14,007) | 41 | (18) | (7) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (119,461) | 5,746 | (436) | (14) |
| Increase (decrease) in net assets derived from principal transactions | (119,461) | 5,746 | (436) | (14) |
| Total increase (decrease) in net assets | (133,468) | 5,787 | (454) | (21) |
| **Net assets at December 31, 2011** | 1,044,149 | 7,254 | 966 | 329 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 7,511 | 64 | 19 | 3 |
| Total realized gain (loss) on investments and capital gains distributions | (33,260) | 284 | (181) | (60) |
| Net unrealized appreciation (depreciation) of investments | 172,583 | 677 | 160 | 54 |
| Net increase (decrease) in net assets from operations | 146,834 | 1,025 | (2) | (3) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (122,469) | (2,158) | (964) | (326) |
| Increase (decrease) in net assets derived from principal transactions | (122,469) | (2,158) | (964) | (326) |
| Total increase (decrease) in net assets | 24,365 | (1,133) | (966) | (329) |
| **Net assets at December 31, 2012** | $ 1,068,514 | $ 6,121 | $ - | $ - |

*The accompanying notes are an integral part of these financial statements.*

183


**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2012 and 2011**
*(Dollars in thousands)*


| | ING GET U.S. Core Portfolio - Series 9 | | ING GET U.S. Core Portfolio - Series 10 | | ING GET U.S. Core Portfolio - Series 11 | | ING BlackRock Science and Technology Opportunities Portfolio - Adviser Class | |
|---|---|---|---|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ | 139 | $ | 63 | $ | 31 | $ | - |
| | | | | | | | | |
| **Increase (decrease) in net assets** | | | | | | | | |
| Operations: | | | | | | | | |
| Net investment income (loss) | | 1 | | - | | - | | - |
| Total realized gain (loss) on investments | | | | | | | | |
| and capital gains distributions | | (11) | | (4) | | - | | - |
| Net unrealized appreciation (depreciation) | | | | | | | | |
| of investments | | 8 | | 3 | | - | | - |
| Net increase (decrease) in net assets from operations | | (2) | | (1) | | - | | - |
| Changes from principal transactions: | | | | | | | | |
| Total unit transactions | | (38) | | (15) | | - | | 2 |
| Increase (decrease) in net assets derived from | | | | | | | | |
| principal transactions | | (38) | | (15) | | - | | 2 |
| Total increase (decrease) in net assets | | (40) | | (16) | | - | | 2 |
| **Net assets at December 31, 2011** | | 99 | | 47 | | 31 | | 2 |
| | | | | | | | | |
| **Increase (decrease) in net assets** | | | | | | | | |
| Operations: | | | | | | | | |
| Net investment income (loss) | | 1 | | - | | 1 | | - |
| Total realized gain (loss) on investments | | | | | | | | |
| and capital gains distributions | | (20) | | (10) | | (6) | | - |
| Net unrealized appreciation (depreciation) | | | | | | | | |
| of investments | | 17 | | 8 | | 6 | | - |
| Net increase (decrease) in net assets from operations | | (2) | | (2) | | 1 | | - |
| Changes from principal transactions: | | | | | | | | |
| Total unit transactions | | (97) | | (45) | | (26) | | - |
| Increase (decrease) in net assets derived from | | | | | | | | |
| principal transactions | | (97) | | (45) | | (26) | | - |
| Total increase (decrease) in net assets | | (99) | | (47) | | (25) | | - |
| **Net assets at December 31, 2012** | $ | - | $ | - | $ | 6 | $ | 2 |


*The accompanying notes are an integral part of these financial statements.*

184


**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2012 and 2011**
*(Dollars in thousands)*

| | ING BlackRock Science and Technology Opportunities Portfolio - Class I | ING Index Plus LargeCap Portfolio - Class I | ING Index Plus LargeCap Portfolio - Class S | ING Index Plus MidCap Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 50,430 | $ 292,131 | $ 348 | $ 307,653 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (486) | 2,471 | 5 | (255) |
| Total realized gain (loss) on investments and capital gains distributions | 2,205 | 3,168 | (3) | (1,440) |
| Net unrealized appreciation (depreciation) of investments | (8,038) | (8,323) | (3) | (4,101) |
| Net increase (decrease) in net assets from operations | (6,319) | (2,684) | (1) | (5,796) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,647 | (26,596) | 36 | (21,402) |
| Increase (decrease) in net assets derived from principal transactions | 1,647 | (26,596) | 36 | (21,402) |
| Total increase (decrease) in net assets | (4,672) | (29,280) | 35 | (27,198) |
| **Net assets at December 31, 2011** | 45,758 | 262,851 | 383 | 280,455 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (366) | 1,649 | 5 | (40) |
| Total realized gain (loss) on investments and capital gains distributions | 3,843 | 9,376 | (5) | 1,115 |
| Net unrealized appreciation (depreciation) of investments | (376) | 23,089 | 50 | 44,220 |
| Net increase (decrease) in net assets from operations | 3,101 | 34,114 | 50 | 45,295 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (4,364) | (27,752) | (65) | (26,769) |
| Increase (decrease) in net assets derived from principal transactions | (4,364) | (27,752) | (65) | (26,769) |
| Total increase (decrease) in net assets | (1,263) | 6,362 | (15) | 18,526 |
| **Net assets at December 31, 2012** | $ 44,495 | $ 269,213 | $ 368 | $ 298,981 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY**
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | ING Index Plus MidCap Portfolio - Class S | ING Index Plus SmallCap Portfolio - Class I | ING Index Plus SmallCap Portfolio - Class S | ING International Index Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 590 | $ 122,910 | $ 154 | $ 20,151 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | (81) | - | 315 |
| Total realized gain (loss) on investments and capital gains distributions | 73 | (2,304) | 13 | 275 |
| Net unrealized appreciation (depreciation) of investments | (73) | 509 | (14) | (3,239) |
| Net increase (decrease) in net assets from operations | 1 | (1,876) | (1) | (2,649) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (202) | (10,497) | 28 | 51 |
| Increase (decrease) in net assets derived from principal transactions | (202) | (10,497) | 28 | 51 |
| Total increase (decrease) in net assets | (201) | (12,373) | 27 | (2,598) |
| **Net assets at December 31, 2011** | 389 | 110,537 | 181 | 17,553 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | (414) | (1) | 347 |
| Total realized gain (loss) on investments and capital gains distributions | 36 | (1,356) | 23 | 39 |
| Net unrealized appreciation (depreciation) of investments | 28 | 13,761 | - | 2,629 |
| Net increase (decrease) in net assets from operations | 65 | 11,991 | 22 | 3,015 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (67) | (12,550) | (27) | 24 |
| Increase (decrease) in net assets derived from principal transactions | (67) | (12,550) | (27) | 24 |
| Total increase (decrease) in net assets | (2) | (559) | (5) | 3,039 |
| **Net assets at December 31, 2012** | $ 387 | $ 109,978 | $ 176 | $ 20,592 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2012 and 2011**
*(Dollars in thousands)*

| | ING International Index Portfolio - Class S | ING Russell™ Large Cap Growth Index Portfolio - Class I | ING Russell™ Large Cap Growth Index Portfolio - Class S | ING Russell™ Large Cap Index Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 13 | $ 3,841 | $ 508 | $ 11,717 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 12 | 3 | 78 |
| Total realized gain (loss) on investments and capital gains distributions | - | 358 | 75 | 400 |
| Net unrealized appreciation (depreciation) of investments | (2) | (231) | (64) | (256) |
| Net increase (decrease) in net assets from operations | (2) | 139 | 14 | 222 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (4) | 1,328 | 59 | 1,984 |
| Increase (decrease) in net assets derived from principal transactions | (4) | 1,328 | 59 | 1,984 |
| Total increase (decrease) in net assets | (6) | 1,467 | 73 | 2,206 |
| **Net assets at December 31, 2011** | 7 | 5,308 | 581 | 13,923 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 4 | 2 | 253 |
| Total realized gain (loss) on investments and capital gains distributions | (1) | 296 | 37 | 614 |
| Net unrealized appreciation (depreciation) of investments | 1 | 470 | 35 | 1,409 |
| Net increase (decrease) in net assets from operations | - | 770 | 74 | 2,276 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2) | 2,887 | (70) | 7,119 |
| Increase (decrease) in net assets derived from principal transactions | (2) | 2,887 | (70) | 7,119 |
| Total increase (decrease) in net assets | (2) | 3,657 | 4 | 9,395 |
| **Net assets at December 31, 2012** | $ 5 | $ 8,965 | $ 585 | $ 23,318 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | ING Russell™ Large Cap Index Portfolio - Class S | ING Russell™ Large Cap Value Index Portfolio - Class I | ING Russell™ Large Cap Value Index Portfolio - Class S | ING Russell™ Mid Cap Growth Index Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 10 | $ 145 | $ 2,346 | $ 4,652 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | 13 | (28) |
| Total realized gain (loss) on investments and capital gains distributions | - | 3 | 65 | 415 |
| Net unrealized appreciation (depreciation) of investments | - | (5) | (85) | (583) |
| Net increase (decrease) in net assets from operations | - | (2) | (7) | (196) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1) | 41 | 456 | 751 |
| Increase (decrease) in net assets derived from principal transactions | (1) | 41 | 456 | 751 |
| Total increase (decrease) in net assets | (1) | 39 | 449 | 555 |
| **Net assets at December 31, 2011** | 9 | 184 | 2,795 | 5,207 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 1 | 19 | (33) |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 3 | 34 | 456 |
| Net unrealized appreciation (depreciation) of investments | 2 | 25 | 406 | 314 |
| Net increase (decrease) in net assets from operations | 3 | 29 | 459 | 737 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 53 | 42 | 682 | (168) |
| Increase (decrease) in net assets derived from principal transactions | 53 | 42 | 682 | (168) |
| Total increase (decrease) in net assets | 56 | 71 | 1,141 | 569 |
| **Net assets at December 31, 2012** | $ 65 | $ 255 | $ 3,936 | $ 5,776 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2012 and 2011**
*(Dollars in thousands)*

| | ING Russell™ Mid Cap Index Portfolio - Class I | ING Russell™ Small Cap Index Portfolio - Class I | ING Small Company Portfolio - Class I | ING Small Company Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 6,503 | $ 5,262 | $ 129,660 | $ 149 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 16 | (7) | (689) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 711 | 592 | (232) | 1 |
| Net unrealized appreciation (depreciation) of investments | (964) | (917) | (3,396) | (10) |
| Net increase (decrease) in net assets from operations | (237) | (332) | (4,317) | (10) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,518 | 1,798 | (8,433) | 45 |
| Increase (decrease) in net assets derived from principal transactions | 1,518 | 1,798 | (8,433) | 45 |
| Total increase (decrease) in net assets | 1,281 | 1,466 | (12,750) | 35 |
| **Net assets at December 31, 2011** | 7,784 | 6,728 | 116,910 | 184 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 19 | (11) | (676) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 769 | 579 | 2,592 | 11 |
| Net unrealized appreciation (depreciation) of investments | 1,207 | 674 | 13,370 | 15 |
| Net increase (decrease) in net assets from operations | 1,995 | 1,242 | 15,286 | 25 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 13,601 | 4,619 | (9,675) | (2) |
| Increase (decrease) in net assets derived from principal transactions | 13,601 | 4,619 | (9,675) | (2) |
| Total increase (decrease) in net assets | 15,596 | 5,861 | 5,611 | 23 |
| **Net assets at December 31, 2012** | $ 23,380 | $ 12,589 | $ 122,521 | $ 207 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2012 and 2011**
*(Dollars in thousands)*

| | ING U.S. Bond Index Portfolio - Class I | ING International Value Portfolio - Class I | ING International Value Portfolio - Class S | ING MidCap Opportunities Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 5,363 | $ 84,378 | $ 263 | $ 23,611 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 88 | 1,313 | 5 | (279) |
| Total realized gain (loss) on investments and capital gains distributions | 159 | (12,879) | (30) | 483 |
| Net unrealized appreciation (depreciation) of investments | 88 | (145) | (13) | (1,052) |
| Net increase (decrease) in net assets from operations | 335 | (11,711) | (38) | (848) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 3,758 | (10,650) | (15) | 9,840 |
| Increase (decrease) in net assets derived from principal transactions | 3,758 | (10,650) | (15) | 9,840 |
| Total increase (decrease) in net assets | 4,093 | (22,361) | (53) | 8,992 |
| **Net assets at December 31, 2011** | 9,456 | 62,017 | 210 | 32,603 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 143 | 1,073 | 4 | (163) |
| Total realized gain (loss) on investments and capital gains distributions | 309 | (12,126) | (15) | 1,670 |
| Net unrealized appreciation (depreciation) of investments | (175) | 20,937 | 49 | 3,075 |
| Net increase (decrease) in net assets from operations | 277 | 9,884 | 38 | 4,582 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,806 | (11,947) | (30) | 12,330 |
| Increase (decrease) in net assets derived from principal transactions | 1,806 | (11,947) | (30) | 12,330 |
| Total increase (decrease) in net assets | 2,083 | (2,063) | 8 | 16,912 |
| **Net assets at December 31, 2012** | $ 11,539 | $ 59,954 | $ 218 | $ 49,515 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2012 and 2011**
*(Dollars in thousands)*

| | ING MidCap Opportunities Portfolio - Class S | ING SmallCap Opportunities Portfolio - Class I | ING SmallCap Opportunities Portfolio - Class S | Janus Aspen Series Balanced Portfolio - Institutional Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 2,514 | $ 20,701 | $ 213 | $ 242 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (13) | (179) | - | 3 |
| Total realized gain (loss) on investments and capital gains distributions | 199 | 36 | 39 | 2 |
| Net unrealized appreciation (depreciation) of investments | (200) | 104 | (35) | (5) |
| Net increase (decrease) in net assets from operations | (14) | (39) | 4 | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | (444) | 1,336 | (131) | (91) |
| Increase (decrease) in net assets derived from principal transactions | (444) | 1,336 | (131) | (91) |
| Total increase (decrease) in net assets | (458) | 1,297 | (127) | (91) |
| **Net assets at December 31, 2011** | 2,056 | 21,998 | 86 | 151 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3) | (210) | - | 3 |
| Total realized gain (loss) on investments and capital gains distributions | 273 | 2,537 | 14 | 11 |
| Net unrealized appreciation (depreciation) of investments | (25) | 924 | (1) | 5 |
| Net increase (decrease) in net assets from operations | 245 | 3,251 | 13 | 19 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (559) | 3,495 | (19) | 4 |
| Increase (decrease) in net assets derived from principal transactions | (559) | 3,495 | (19) | 4 |
| Total increase (decrease) in net assets | (314) | 6,746 | (6) | 23 |
| **Net assets at December 31, 2012** | $ 1,742 | $ 28,744 | $ 80 | $ 174 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2012 and 2011**
*(Dollars in thousands)*

| | Janus Aspen Series Enterprise Portfolio - Institutional Shares | Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | Janus Aspen Series Janus Portfolio - Institutional Shares | Janus Aspen Series Worldwide Portfolio - Institutional Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 363 | $ 66 | $ 82 | $ 164 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (4) | 4 | (1) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 8 | 2 | (1) | (5) |
| Net unrealized appreciation (depreciation) of investments | (11) | (3) | (3) | (14) |
| Net increase (decrease) in net assets from operations | (7) | 3 | (5) | (20) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (34) | (4) | (20) | (30) |
| Increase (decrease) in net assets derived from principal transactions | (34) | (4) | (20) | (30) |
| Total increase (decrease) in net assets | (41) | (1) | (25) | (50) |
| **Net assets at December 31, 2011** | 322 | 65 | 57 | 114 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (4) | 1 | (1) | - |
| Total realized gain (loss) on investments and capital gains distributions | 7 | 4 | 1 | (2) |
| Net unrealized appreciation (depreciation) of investments | 49 | (1) | 9 | 24 |
| Net increase (decrease) in net assets from operations | 52 | 4 | 9 | 22 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (9) | (29) | 4 | (1) |
| Increase (decrease) in net assets derived from principal transactions | (9) | (29) | 4 | (1) |
| Total increase (decrease) in net assets | 43 | (25) | 13 | 21 |
| **Net assets at December 31, 2012** | $ 365 | $ 40 | $ 70 | $ 135 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | JPMorgan Government Bond Fund - Select Class | Lazard U.S. Mid Cap Equity Portfolio - Open Shares | LKCM Aquinas Growth Fund | Loomis Sayles Small Cap Value Fund - Retail Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ - | $ 2,566 | $ 316 | $ 4,646 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (24) | (3) | (62) |
| Total realized gain (loss) on investments and capital gains distributions | - | 222 | 6 | 282 |
| Net unrealized appreciation (depreciation) of investments | - | (467) | - | (505) |
| Net increase (decrease) in net assets from operations | - | (269) | 3 | (285) |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | 1,496 | (28) | 2,953 |
| Increase (decrease) in net assets derived from principal transactions | - | 1,496 | (28) | 2,953 |
| Total increase (decrease) in net assets | - | 1,227 | (25) | 2,668 |
| **Net assets at December 31, 2011** | - | 3,793 | 291 | 7,314 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (30) | (3) | (9) |
| Total realized gain (loss) on investments and capital gains distributions | - | 169 | 3 | 350 |
| Net unrealized appreciation (depreciation) of investments | - | 13 | 28 | 873 |
| Net increase (decrease) in net assets from operations | - | 152 | 28 | 1,214 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 10 | 1,104 | 18 | 2,030 |
| Increase (decrease) in net assets derived from principal transactions | 10 | 1,104 | 18 | 2,030 |
| Total increase (decrease) in net assets | 10 | 1,256 | 46 | 3,244 |
| **Net assets at December 31, 2012** | $ 10 | $ 5,049 | $ 337 | $ 10,558 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | Lord Abbett Developing Growth Fund, Inc. - Class A | Lord Abbett Core Fixed Income Fund - Class A | Lord Abbett Mid Cap Stock Fund, Inc. - Class A | Lord Abbett Small-Cap Value Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 19 | $ 4 | $ 1,451 | $ 1,751 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (1) | (11) | (14) |
| Total realized gain (loss) on investments and capital gains distributions | 4 | 1 | (95) | (19) |
| Net unrealized appreciation (depreciation) of investments | (7) | - | 42 | (57) |
| Net increase (decrease) in net assets from operations | (3) | - | (64) | (90) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 61 | 47 | (44) | (523) |
| Increase (decrease) in net assets derived from principal transactions | 61 | 47 | (44) | (523) |
| Total increase (decrease) in net assets | 58 | 47 | (108) | (613) |
| **Net assets at December 31, 2011** | 77 | 51 | 1,343 | 1,138 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | - | (3) | (2) |
| Total realized gain (loss) on investments and capital gains distributions | 7 | 1 | (9) | 46 |
| Net unrealized appreciation (depreciation) of investments | 1 | 1 | 178 | 65 |
| Net increase (decrease) in net assets from operations | 7 | 2 | 166 | 109 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 9 | 6 | (549) | (61) |
| Increase (decrease) in net assets derived from principal transactions | 9 | 6 | (549) | (61) |
| Total increase (decrease) in net assets | 16 | 8 | (383) | 48 |
| **Net assets at December 31, 2012** | $ 93 | $ 59 | $ 960 | $ 1,186 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2012 and 2011**
*(Dollars in thousands)*

| | Lord Abbett Fundamental Equity Fund - Class A | Lord Abbett Series Fund - Mid-Cap Stock Portfolio - Class VC | MainStay Large Cap Growth Fund - Class R3 | Massachusetts Investors Growth Stock Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $          - | $       98,339 | $          - | $        371 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (693) | - | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 1 | (2,224) | - | - |
| Net unrealized appreciation (depreciation) of investments | (4) | (1,714) | - | 1 |
| Net increase (decrease) in net assets from operations | (3) | (4,631) | - | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | 48 | (2,760) | - | 57 |
| Increase (decrease) in net assets derived from principal transactions | 48 | (2,760) | - | 57 |
| Total increase (decrease) in net assets | 45 | (7,391) | - | 57 |
| **Net assets at December 31, 2011** | 45 | 90,948 | - | 428 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (238) | - | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 2 | (3,166) | (3) | 85 |
| Net unrealized appreciation (depreciation) of investments | 5 | 15,274 | 7 | (24) |
| Net increase (decrease) in net assets from operations | 7 | 11,870 | 4 | 63 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 106 | (7,284) | 420 | 227 |
| Increase (decrease) in net assets derived from principal transactions | 106 | (7,284) | 420 | 227 |
| Total increase (decrease) in net assets | 113 | 4,586 | 424 | 290 |
| **Net assets at December 31, 2012** | $        158 | $       95,534 | $        424 | $        718 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | Neuberger Berman Genesis Fund® - Trust Class | Neuberger Berman Socially Responsive Fund® - Trust Class | New Perspective Fund®, Inc. - Class R-3 | New Perspective Fund®, Inc. - Class R-4 |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ - | $ 7,130 | $ 4,250 | $ 72,675 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | (36) | 14 | 114 |
| Total realized gain (loss) on investments and capital gains distributions | 1 | (63) | (102) | (887) |
| Net unrealized appreciation (depreciation) of investments | (2) | (508) | (228) | (5,523) |
| Net increase (decrease) in net assets from operations | - | (607) | (316) | (6,296) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 66 | 3,854 | (457) | 683 |
| Increase (decrease) in net assets derived from principal transactions | 66 | 3,854 | (457) | 683 |
| Total increase (decrease) in net assets | 66 | 3,247 | (773) | (5,613) |
| **Net assets at December 31, 2011** | 66 | 10,377 | 3,477 | 67,062 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (20) | 8 | 291 |
| Total realized gain (loss) on investments and capital gains distributions | 4 | 1,059 | (3) | (375) |
| Net unrealized appreciation (depreciation) of investments | 4 | (143) | 415 | 13,920 |
| Net increase (decrease) in net assets from operations | 7 | 896 | 420 | 13,836 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 22 | (2,418) | (1,774) | 7,115 |
| Increase (decrease) in net assets derived from principal transactions | 22 | (2,418) | (1,774) | 7,115 |
| Total increase (decrease) in net assets | 29 | (1,522) | (1,354) | 20,951 |
| **Net assets at December 31, 2012** | $ 95 | $ 8,855 | $ 2,123 | $ 88,013 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2012 and 2011**
*(Dollars in thousands)*

| | Oppenheimer Capital Appreciation Fund - Class A | Oppenheimer Developing Markets Fund - Class A | Oppenheimer Developing Markets Fund - Class Y | Oppenheimer Gold & Special Minerals Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 456 | $ 325,715 | $ - | $ 38 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3) | 2,028 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 29 | (5,198) | - | (5) |
| Net unrealized appreciation (depreciation) of investments | (37) | (57,897) | - | (2) |
| Net increase (decrease) in net assets from operations | (11) | (61,067) | - | (7) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (45) | (5,151) | - | (24) |
| Increase (decrease) in net assets derived from principal transactions | (45) | (5,151) | - | (24) |
| Total increase (decrease) in net assets | (56) | (66,218) | - | (31) |
| **Net assets at December 31, 2011** | 400 | 259,497 | - | 7 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (1,661) | 203 | - |
| Total realized gain (loss) on investments and capital gains distributions | 25 | (21,847) | 49 | (6) |
| Net unrealized appreciation (depreciation) of investments | 28 | 71,592 | 2,872 | 3 |
| Net increase (decrease) in net assets from operations | 52 | 48,084 | 3,124 | (3) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 68 | (31,769) | 32,251 | 12 |
| Increase (decrease) in net assets derived from principal transactions | 68 | (31,769) | 32,251 | 12 |
| Total increase (decrease) in net assets | 120 | 16,315 | 35,375 | 9 |
| **Net assets at December 31, 2012** | $ 520 | $ 275,812 | $ 35,375 | $ 16 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2012 and 2011**
*(Dollars in thousands)*

| | Oppenheimer International Bond Fund - Class A | Oppenheimer Global Securities Fund/VA | Oppenheimer Global Strategic Income Fund/VA | Oppenheimer Main Street Fund®/VA |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 52 | $ 281 | $ 112 | $ 74 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 5 | - | 3 | - |
| Total realized gain (loss) on investments and capital gains distributions | - | (8) | 2 | (1) |
| Net unrealized appreciation (depreciation) of investments | (7) | (13) | (5) | - |
| Net increase (decrease) in net assets from operations | (2) | (21) | - | (1) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 84 | (53) | (6) | (8) |
| Increase (decrease) in net assets derived from principal transactions | 84 | (53) | (6) | (8) |
| Total increase (decrease) in net assets | 82 | (74) | (6) | (9) |
| **Net assets at December 31, 2011** | 134 | 207 | 106 | 65 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | 3 | 5 | - |
| Total realized gain (loss) on investments and capital gains distributions | - | (6) | 2 | - |
| Net unrealized appreciation (depreciation) of investments | 9 | 43 | 5 | 10 |
| Net increase (decrease) in net assets from operations | 13 | 40 | 12 | 10 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (19) | (21) | (9) | (8) |
| Increase (decrease) in net assets derived from principal transactions | (19) | (21) | (9) | (8) |
| Total increase (decrease) in net assets | (6) | 19 | 3 | 2 |
| **Net assets at December 31, 2012** | $ 128 | $ 226 | $ 109 | $ 67 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | Oppenheimer Main Street Small- & Mid- Cap Fund®/VA | Oppenheimer Small- & Mid- Cap Growth Fund/VA | Parnassus Equity Income Fund - Investor Shares | Pax World Balanced Fund - Individual Investor Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 10,224 | $ 15 | $ - | $ 52,720 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (34) | - | - | 147 |
| Total realized gain (loss) on investments and capital gains distributions | (165) | - | 1 | (565) |
| Net unrealized appreciation (depreciation) of investments | (85) | 1 | 4 | (942) |
| Net increase (decrease) in net assets from operations | (284) | 1 | 5 | (1,360) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (706) | (5) | 37 | (3,874) |
| Increase (decrease) in net assets derived from principal transactions | (706) | (5) | 37 | (3,874) |
| Total increase (decrease) in net assets | (990) | (4) | 42 | (5,234) |
| **Net assets at December 31, 2011** | 9,234 | 11 | 42 | 47,486 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (39) | (1) | 9 | 262 |
| Total realized gain (loss) on investments and capital gains distributions | 139 | - | 8 | (503) |
| Net unrealized appreciation (depreciation) of investments | 1,450 | 4 | (4) | 4,925 |
| Net increase (decrease) in net assets from operations | 1,550 | 3 | 13 | 4,684 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 61 | 27 | 567 | (5,864) |
| Increase (decrease) in net assets derived from principal transactions | 61 | 27 | 567 | (5,864) |
| Total increase (decrease) in net assets | 1,611 | 30 | 580 | (1,180) |
| **Net assets at December 31, 2012** | $ 10,845 | $ 41 | $ 622 | $ 46,306 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2012 and 2011**
*(Dollars in thousands)*

| | PIMCO Real Return Portfolio - Administrative Class | Pioneer Equity Income Fund - Class Y | Pioneer High Yield Fund - Class A | Pioneer Strategic Income Fund - Class A |
|---|---:|---:|---:|---:|
| **Net assets at January 1, 2011** | $ 158,235 | $ - | $ 4,956 | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 7,747 | - | 221 | 3 |
| Total realized gain (loss) on investments and capital gains distributions | 1,148 | - | (102) | 2 |
| Net unrealized appreciation (depreciation) of investments | 8,188 | - | (203) | (6) |
| Net increase (decrease) in net assets from operations | 17,083 | - | (84) | (1) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 26,594 | - | (513) | 249 |
| Increase (decrease) in net assets derived from principal transactions | 26,594 | - | (513) | 249 |
| Total increase (decrease) in net assets | 43,677 | - | (597) | 248 |
| **Net assets at December 31, 2011** | 201,912 | - | 4,359 | 248 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 446 | 15 | 137 | 28 |
| Total realized gain (loss) on investments and capital gains distributions | 15,002 | - | 575 | - |
| Net unrealized appreciation (depreciation) of investments | 1,463 | 3 | (286) | 27 |
| Net increase (decrease) in net assets from operations | 16,911 | 18 | 426 | 55 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 41,244 | 1,081 | (2,607) | 1,216 |
| Increase (decrease) in net assets derived from principal transactions | 41,244 | 1,081 | (2,607) | 1,216 |
| Total increase (decrease) in net assets | 58,155 | 1,099 | (2,181) | 1,271 |
| **Net assets at December 31, 2012** | $ 260,067 | $ 1,099 | $ 2,178 | $ 1,519 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | Pioneer Emerging Markets VCT Portfolio - Class I | Pioneer High Yield VCT Portfolio - Class I | Pioneer Mid Cap Value VCT Portfolio - Class I | Columbia Diversified Equity Income Fund - Class K |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 28,736 | $ 22,990 | $ - | $ 5,329 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (143) | 1,045 | - | 45 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (1,131) | (258) | - | 421 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (4,864) | (1,515) | - | (904) |
| Net increase (decrease) in net assets from operations | (6,138) | (728) | - | (438) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (4,926) | 1,153 | - | 972 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (4,926) | 1,153 | - | 972 |
| Total increase (decrease) in net assets | (11,064) | 425 | - | 534 |
| **Net assets at December 31, 2011** | 17,672 | 23,415 | - | 5,863 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (64) | 2,156 | - | 93 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 2,052 | (361) | - | 277 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (248) | 1,737 | - | 470 |
| Net increase (decrease) in net assets from operations | 1,740 | 3,532 | - | 840 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (3,511) | 791 | - | 477 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (3,511) | 791 | - | 477 |
| Total increase (decrease) in net assets | (1,771) | 4,323 | - | 1,317 |
| **Net assets at December 31, 2012** | $ 15,901 | $ 27,738 | $ - | $ 7,180 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | Columbia Diversified Equity Income Fund - Class R4 | Royce Total Return Fund - Class K | SMALLCAP World Fund® - Class R-4 | T. Rowe Price Mid-Cap Value Fund - R Class |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 160 | $ - | $ 6,996 | $ 803 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | - | (45) | (2) |
| Total realized gain (loss) on investments and capital gains distributions | 13 | - | 362 | 25 |
| Net unrealized appreciation (depreciation) of investments | (17) | - | (1,543) | (65) |
| Net increase (decrease) in net assets from operations | (3) | - | (1,226) | (42) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (89) | - | 902 | (136) |
| Increase (decrease) in net assets derived from principal transactions | (89) | - | 902 | (136) |
| Total increase (decrease) in net assets | (92) | - | (324) | (178) |
| **Net assets at December 31, 2011** | 68 | - | 6,672 | 625 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | - | 37 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | - | - | 365 | 40 |
| Net unrealized appreciation (depreciation) of investments | 9 | - | 1,034 | 74 |
| Net increase (decrease) in net assets from operations | 11 | - | 1,436 | 115 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 9 | 1 | (166) | 37 |
| Increase (decrease) in net assets derived from principal transactions | 9 | 1 | (166) | 37 |
| Total increase (decrease) in net assets | 20 | 1 | 1,270 | 152 |
| **Net assets at December 31, 2012** | $ 88 | $ 1 | $ 7,942 | $ 777 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

|  | T. Rowe Price Value Fund - Advisor Class | Templeton Foreign Fund - Class A | Templeton Global Bond Fund - Advisor Class | Templeton Global Bond Fund - Class A |
|---|---:|---:|---:|---:|
| **Net assets at January 1, 2011** | $ 163 | $ 1,103 | $ - | $ 207,794 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 21 | - | 10,907 |
| Total realized gain (loss) on investments and capital gains distributions | (7) | 8 | - | 4,488 |
| Net unrealized appreciation (depreciation) of investments | - | (196) | - | (22,866) |
| Net increase (decrease) in net assets from operations | (7) | (167) | - | (7,471) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 17 | 152 | - | 9,064 |
| Increase (decrease) in net assets derived from principal transactions | 17 | 152 | - | 9,064 |
| Total increase (decrease) in net assets | 10 | (15) | - | 1,593 |
| **Net assets at December 31, 2011** | 173 | 1,088 | - | 209,387 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 17 | 970 | 10,420 |
| Total realized gain (loss) on investments and capital gains distributions | 10 | 76 | 477 | 9,019 |
| Net unrealized appreciation (depreciation) of investments | 21 | 81 | 655 | 9,438 |
| Net increase (decrease) in net assets from operations | 32 | 174 | 2,102 | 28,877 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 21 | (88) | 34,933 | (33,766) |
| Increase (decrease) in net assets derived from principal transactions | 21 | (88) | 34,933 | (33,766) |
| Total increase (decrease) in net assets | 53 | 86 | 37,035 | (4,889) |
| **Net assets at December 31, 2012** | $ 226 | $ 1,174 | $ 37,035 | $ 204,498 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2012 and 2011**
*(Dollars in thousands)*

| | Thornburg International Value Fund - Class R4 | USAA Precious Metals and Minerals Fund - Adviser Shares | Invesco Van Kampen American Franchise Fund - Class I Shares | Diversified Value Portfolio |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ - | $ - | $ - | $ 86 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | (18) | - | 1 |
| Total realized gain (loss) on investments and capital gains distributions | - | 471 | - | (1) |
| Net unrealized appreciation (depreciation) of investments | (9) | (1,523) | - | 3 |
| Net increase (decrease) in net assets from operations | (8) | (1,070) | - | 3 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 63 | 5,893 | - | (7) |
| Increase (decrease) in net assets derived from principal transactions | 63 | 5,893 | - | (7) |
| Total increase (decrease) in net assets | 55 | 4,823 | - | (4) |
| **Net assets at December 31, 2011** | 55 | 4,823 | - | 82 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | (62) | (138) | 1 |
| Total realized gain (loss) on investments and capital gains distributions | (4) | (1,220) | (115) | (2) |
| Net unrealized appreciation (depreciation) of investments | 10 | 252 | (476) | 13 |
| Net increase (decrease) in net assets from operations | 7 | (1,030) | (729) | 12 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (28) | 4,288 | 20,484 | (7) |
| Increase (decrease) in net assets derived from principal transactions | (28) | 4,288 | 20,484 | (7) |
| Total increase (decrease) in net assets | (21) | 3,258 | 19,755 | 5 |
| **Net assets at December 31, 2012** | $ 34 | $ 8,081 | $ 19,755 | $ 87 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | Equity Income Portfolio | Small Company Growth Portfolio | Victory Small Company Opportunity Fund - Class R | Wanger International |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 303 | $ 110 | $ - | $ 25,898 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | (1) | - | 1,059 |
| Total realized gain (loss) on investments and capital gains distributions | (10) | (1) | - | 425 |
| Net unrealized appreciation (depreciation) of investments | 34 | 2 | - | (5,864) |
| Net increase (decrease) in net assets from operations | 28 | - | - | (4,380) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 20 | (18) | 1 | 3,110 |
| Increase (decrease) in net assets derived from principal transactions | 20 | (18) | 1 | 3,110 |
| Total increase (decrease) in net assets | 48 | (18) | 1 | (1,270) |
| **Net assets at December 31, 2011** | 351 | 92 | 1 | 24,628 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 5 | - | - | 149 |
| Total realized gain (loss) on investments and capital gains distributions | (1) | 19 | 1 | 3,305 |
| Net unrealized appreciation (depreciation) of investments | 42 | (11) | - | 1,857 |
| Net increase (decrease) in net assets from operations | 46 | 8 | 1 | 5,311 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 49 | (75) | 11 | 3,619 |
| Increase (decrease) in net assets derived from principal transactions | 49 | (75) | 11 | 3,619 |
| Total increase (decrease) in net assets | 95 | (67) | 12 | 8,930 |
| **Net assets at December 31, 2012** | $ 446 | $ 25 | $ 13 | $ 33,558 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | Wanger Select | Wanger USA | Washington Mutual Investors Fund[SM], Inc. - Class R-3 | Washington Mutual Investors Fund[SM], Inc. - Class R-4 |
|---|---|---|---|---|
| **Net assets at January 1, 2011** | $ 102,870 | $ 35,896 | $ 4,515 | $ 82,473 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,284 | (341) | 61 | 1,055 |
| Total realized gain (loss) on investments and capital gains distributions | 115 | 3,042 | (238) | (372) |
| Net unrealized appreciation (depreciation) of investments | (19,640) | (4,528) | 439 | 4,272 |
| Net increase (decrease) in net assets from operations | (18,241) | (1,827) | 262 | 4,955 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (6,253) | 6,065 | (312) | 409 |
| Increase (decrease) in net assets derived from principal transactions | (6,253) | 6,065 | (312) | 409 |
| Total increase (decrease) in net assets | (24,494) | 4,238 | (50) | 5,364 |
| **Net assets at December 31, 2011** | 78,376 | 40,134 | 4,465 | 87,837 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (338) | (239) | 60 | 1,112 |
| Total realized gain (loss) on investments and capital gains distributions | (987) | 2,050 | (160) | 38 |
| Net unrealized appreciation (depreciation) of investments | 14,495 | 6,347 | 595 | 8,872 |
| Net increase (decrease) in net assets from operations | 13,170 | 8,158 | 495 | 10,022 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (9,239) | 7,921 | (579) | (2,903) |
| Increase (decrease) in net assets derived from principal transactions | (9,239) | 7,921 | (579) | (2,903) |
| Total increase (decrease) in net assets | 3,931 | 16,079 | (84) | 7,119 |
| **Net assets at December 31, 2012** | $ 82,307 | $ 56,213 | $ 4,381 | $ 94,956 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2012 and 2011
*(Dollars in thousands)*

| | Wells Fargo Advantage Small Cap Value Fund - Class A | Wells Fargo Advantage Special Small Cap Value Fund - Class A |
|---|---|---|
| **Net assets at January 1, 2011** | $ 118 | $ 99,165 |
| **Increase (decrease) in net assets** | | |
| Operations: | | |
| Net investment income (loss) | (1) | (932) |
| Total realized gain (loss) on investments and capital gains distributions | (2) | (2,970) |
| Net unrealized appreciation (depreciation) of investments | (9) | 958 |
| Net increase (decrease) in net assets from operations | (12) | (2,944) |
| Changes from principal transactions: | | |
| Total unit transactions | 2 | (7,155) |
| Increase (decrease) in net assets derived from principal transactions | 2 | (7,155) |
| Total increase (decrease) in net assets | (10) | (10,099) |
| **Net assets at December 31, 2011** | 108 | 89,066 |
| **Increase (decrease) in net assets** | | |
| Operations: | | |
| Net investment income (loss) | - | (973) |
| Total realized gain (loss) on investments and capital gains distributions | 7 | (2,595) |
| Net unrealized appreciation (depreciation) of investments | 6 | 14,263 |
| Net increase (decrease) in net assets from operations | 13 | 10,695 |
| Changes from principal transactions: | | |
| Total unit transactions | 14 | (5,678) |
| Increase (decrease) in net assets derived from principal transactions | 14 | (5,678) |
| Total increase (decrease) in net assets | 27 | 5,017 |
| **Net assets at December 31, 2012** | $ 135 | $ 94,083 |

*The accompanying notes are an integral part of these financial statements.*

## 1.    Organization

Variable Annuity Account C of ING Life Insurance and Annuity Company (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). ILIAC is an indirect, wholly owned subsidiary of ING U.S., Inc. (name changed from ING America Insurance Holdings, Inc.), an insurance holding company domiciled in the State of Delaware. ING U.S., Inc. is an indirect, wholly owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company based in The Netherlands.

ING has announced the anticipated separation of its global banking and insurance businesses. While all options for effecting this separation remain open, ING has announced that the base case for this separation includes an initial public offering ("IPO") of ING U.S., Inc., which together with its subsidiaries, constitutes ING's U.S.-based retirement, investment management, and insurance operations.  ING U.S., Inc. filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission ("SEC") on November 9, 2012, which was amended on January 23, 2013 and March 19, 2013, in connection with the proposed IPO of its common stock.

The Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At December 31, 2012, the Account had 309 investment divisions (the "Divisions"), 123 of which invest in independently managed mutual funds and 186 of which invest in mutual funds managed by affiliates, either ING Investments, LLC ("IIL") or Directed Services LLC ("DSL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions with asset balances at December 31, 2012 and related Trusts are as follows:

AIM Growth Series:
   Invesco Mid Cap Core Equity Fund - Class A
   Invesco Small Cap Growth Fund - Class A
AIM International Mutual Funds:
   Invesco International Growth Fund - Class R5
AIM Investment Funds:
   Invesco Endeavor Fund- Class A
   Invesco Global Health Care Fund - Investor Class

AIM Sector Funds:
   Invesco Small Cap Value Fund - Class A
AIM Variable Insurance Funds:
   Invesco V.I. Core Equity Fund - Series I Shares
The Alger Funds:
   Alger Capital Appreciation Fund- Class A
The Alger Funds II:
   Alger Green Fund - Class A

AllianceBernstein Growth and Income Fund, Inc.:

Dodge & Cox Funds:

AllianceBernstein Growth and Income Fund, Inc. - Class A
AllianceBernstein Variable Products Series Fund, Inc.:
  AllianceBernstein Growth and Income Portfolio - Class A
Allianz Funds:
  Allianz NFJ Dividend Value Fund - Class A
  Allianz NFJ Large-Cap Value Fund - Institutional Class
  Allianz NFJ Small-Cap Value Fund - Class A
Amana Mutual Funds Trust:
  Amana Growth Fund
  Amana Income Fund
American Balanced Fund®, Inc.:
  American Balanced Fund® - Class R-3
American Century Government Income Trust:
  American Century Inflation-Adjusted Bond Fund -
    Investor Class
American Century Quantitative Equity Funds, Inc.:
  American Century Income & Growth Fund - A Class
American Mutual Fund®:
  American Funds American Mutual Fund® - Class R-4
Ariel Investment Trust:
  Ariel Appreciation Fund - Investor Class
  Ariel Fund - Investor Class
Artisan Funds, Inc.:
  Artisan International Fund - Investor Shares
Aston Funds:
  Aston/Fairpointe Mid Cap Fund - Class N
BlackRock Equity Dividend Fund:
  BlackRock Equity Dividend Fund - Investor A Shares
BlackRock Mid Cap Value Opportunities Series, Inc.:
  BlackRock Mid Cap Value Opportunities Fund -
    Investor A Shares
The Bond Fund of America$^{SM}$, Inc.:
  The Bond Fund of America$^{SM}$, Inc. - Class R-4
Calvert Variable Series, Inc.:
  Calvert VP SRI Balanced Portfolio
Capital World Growth & Income Fund$^{SM}$, Inc.:
  Capital World Growth & Income Fund$^{SM}$, Inc. - Class R-3
Cohen & Steers Realty Shares, Inc.:
  Cohen & Steers Realty Shares
Columbia Acorn Trust:
  Columbia$^{SM}$ Acorn Fund® - Class A
  Columbia$^{SM}$ Acorn Fund® - Class Z
Columbia Funds Series Trust:
  Columbia Mid Cap Value Fund - Class A
  Columbia Mid Cap Value Fund - Class Z
CRM Mutual Fund Trust:
  CRM Mid Cap Value Fund - Investor Shares
Delaware Group Adviser Funds:
  Delaware Diversified Income Fund - Class A

Dodge & Cox International Stock Fund
Dodge & Cox Stock Fund
DWS Institutional Funds:
  DWS Equity 500 Index Fund - Class S
Eaton Vance Special Investment Trust:
  Eaton Vance Large-Cap Value Fund - Class R
EuroPacific Growth Fund®:
  EuroPacific Growth Fund® - Class R-3
  EuroPacific Growth Fund® - Class R-4
Fidelity® Contrafund®:
  Fidelity® Advisor New Insights Fund -
    Institutional Class
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio -
    Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products III:
  Fidelity® VIP Mid Cap Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Asset Manager$^{SM}$ Portfolio -
    Initial Class
Franklin Mutual Series Fund Inc.:
  Mutual Global Discovery Fund - Class R
Franklin Strategic Series:
  Franklin Small-Mid Cap Growth Fund - Class A
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
Fundamental Investors$^{SM}$, Inc.:
  Fundamental Investors$^{SM}$, Inc. - Class R-3
  Fundamental Investors$^{SM}$, Inc. - Class R-4
The Growth Fund of America®, Inc.:
  The Growth Fund of America® - Class R-3
  The Growth Fund of America® - Class R-4
Hartford Mutual Funds, Inc.:
  The Hartford Capital Appreciation Fund - Class R4
  The Hartford Dividend and Growth Fund - Class R4
The Income Fund of America®, Inc.:
  The Income Fund of America® - Class R-3
ING Balanced Portfolio, Inc.:
  ING Balanced Portfolio - Class I
ING Equity Trust:
  ING Growth Opportunities Fund - Class A
  ING Real Estate Fund - Class A
  ING Value Choice Fund - Class A

ING Funds Trust:

ING Investors Trust (continued):

209

ING GNMA Income Fund - Class A

ING Intermediate Bond Fund - Class A

ING Intermediate Bond Portfolio:

  ING Intermediate Bond Portfolio - Class I

  ING Intermediate Bond Portfolio - Class S

ING Investors Trust:

  ING BlackRock Health Sciences Opportunities Portfolio -
    Service Class

  ING BlackRock Inflation Protected Bond Portfolio -
    Adviser Class

  ING BlackRock Large Cap Growth Portfolio -
    Institutional Class

  ING BlackRock Large Cap Growth Portfolio - Service Class

  ING BlackRock Large Cap Growth Portfolio -
    Service 2 Class

  ING Clarion Global Real Estate Portfolio - Adviser Class

  ING Clarion Global Real Estate Portfolio -
    Institutional Class

  ING Clarion Real Estate Portfolio - Adviser Class

  ING Clarion Real Estate Portfolio -
    Institutional Class

  ING Clarion Real Estate Portfolio - Service Class

  ING FMR$^{SM}$ Diversified Mid Cap Portfolio -
    Institutional Class

  ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Service Class

  ING FMR$^{SM}$ Diversified Mid Cap Portfolio -
    Service 2 Class

  ING Global Resources Portfolio - Adviser Class

  ING Global Resources Portfolio - Institutional Class

  ING Global Resources Portfolio - Service Class

  ING Invesco Van Kampen Growth and Income Portfolio -
    Institutional Class

  ING Invesco Van Kampen Growth and Income Portfolio -
    Service Class

  ING JPMorgan Emerging Markets Equity Portfolio -
    Adviser Class

  ING JPMorgan Emerging Markets Equity Portfolio -
    Institutional Class

  ING JPMorgan Emerging Markets Equity Portfolio -
    Service Class

  ING JPMorgan Small Cap Core Equity Portfolio -
    Adviser Class

  ING JPMorgan Small Cap Core Equity Portfolio -
    Institutional Class

  ING JPMorgan Small Cap Core Equity Portfolio -
    Service Class

  ING Large Cap Growth Portfolio - Adviser Class

  ING Large Cap Growth Portfolio - Institutional Class

  ING Large Cap Growth Portfolio - Service Class

  ING Large Cap Value Portfolio - Institutional Class

  ING Large Cap Value Portfolio - Service Class

ING Limited Maturity Bond portfolio - Adviser Class

ING Marsico Growth Portfolio - Institutional Class

ING Marsico Growth Portfolio - Service Class

ING MFS Total Return Portfolio - Adviser Class

ING MFS Total Return Portfolio - Institutional Class

ING MFS Total Return Portfolio - Service Class

ING MFS Utilities Portfolio - Service Class

ING Morgan Stanley Global Franchise Portfolio -
  Adviser Class

ING PIMCO High Yield Portfolio - Adviser Class

ING PIMCO High Yield Portfolio - Institutional Class

ING PIMCO High Yield Portfolio - Service Class

ING Pioneer Fund Portfolio - Institutional Class

ING Pioneer Fund Portfolio - Service Class

ING Pioneer Mid Cap Value Portfolio - Adviser Class

ING Pioneer Mid Cap Value Portfolio - Institutional Class

ING Pioneer Mid Cap Value Portfolio - Service Class

ING T. Rowe Price Capital Appreciation Portfolio -
  Adviser Class

ING T.Rowe Price Capital Appreciation Portfolio -
  Institutional Class

ING T. Rowe Price Capital Appreciation Portfolio -
  Service Class

ING T. Rowe Price Equity Income Portfolio - Adviser Class

ING T. Rowe Price Equity Income Portfolio - Service Class

ING T. Rowe Price International Stock Portfolio -
  Adviser Class

ING T. Rowe Price International Stock Portfolio -
  Service Class

ING Templeton Global Growth Portfolio -
  Institutional Class

ING Templeton Global Growth Portfolio - Service Class

ING U.S. Stock Index Portfolio - Institutional Class

ING Money Market Portfolio:

  ING Money Market Portfolio - Class I

ING Mutual Funds:

  ING Global Real Estate Fund - Class A

  ING International SmallCap Fund - Class A

ING Partners, Inc.:

  ING American Century Small-Mid Cap Value Portfolio -
    Adviser Class

  ING American Century Small-Mid Cap Value Portfolio -
    Initial Class

  ING American Century Small-Mid Cap Value Portfolio -
    Service Class

  ING Baron Growth Portfolio - Adviser Class

  ING Baron Growth Portfolio - Service Class

  ING Columbia Small Cap Value II Portfolio - Adviser Class

  ING Columbia Small Cap Value II Portfolio - Service Class

ING Partners, Inc. (continued):
  ING Davis New York Venture Portfolio - Service Class
  ING Fidelity® VIP Mid Cap Portfolio - Service Class
  ING Global Bond Portfolio - Adviser Class
  ING Global Bond Portfolio - Initial Class
  ING Global Bond Portfolio - Service Class
  ING Growth and Income Core Portfolio - Adviser Class
  ING Growth and Income Core Portfolio - Initial Class
  ING Index Solution 2015 Portfolio - Initial Class
  ING Index Solution 2015 Portfolio - Service Class
  ING Index Solution 2015 Portfolio - Service 2 Class
  ING Index Solution 2025 Portfolio - Initial Class
  ING Index Solution 2025 Portfolio - Service Class
  ING Index Solution 2025 Portfolio - Service 2 Class
  ING Index Solution 2035 Portfolio - Initial Class
  ING Index Solution 2035 Portfolio - Service Class
  ING Index Solution 2035 Portfolio - Service 2 Class
  ING Index Solution 2045 Portfolio - Initial Class
  ING Index Solution 2045 Portfolio - Service Class
  ING Index Solution 2045 Portfolio - Service 2 Class
  ING Index Solution 2055 Portfolio - Initial Class
  ING Index Solution 2055 Portfolio - Service Class
  ING Index Solution 2055 Portfolio - Service 2 Class
  ING Index Solution Income Portfolio - Service Class
  ING Index Solution Income Portfolio - Service 2 Class
  ING Invesco Van Kampen Comstock Portfolio -
    Adviser Class
  ING Invesco Van Kampen Comstock Portfolio -
    Service Class
  ING Invesco Van Kampen Equity and Income Portfolio -
    Adviser Class
  ING Invesco Van Kampen Equity and Income Portfolio -
    Initial Class
  ING Invesco Van Kampen Equity and Income Portfolio -
    Service Class
  ING JPMorgan Mid Cap Value Portfolio - Adviser Class
  ING JPMorgan  Mid Cap Value Portfolio - Initial Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Adviser Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Adviser Class
  ING PIMCO Total Return Portfolio - Initial Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING Pioneer High Yield Portfolio - Service Class
  ING Solution 2015 Portfolio - Adviser Class
  ING Solution 2015 Portfolio - Initial Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2015 Portfolio - Service 2 Class
  ING Solution 2025 Portfolio - Adviser Class

ING Partners, Inc. (continued):
  ING Solution 2025 Portfolio - Initial Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service 2 Class
  ING Solution 2035 Portfolio - Adviser Class
  ING Solution 2035 Portfolio - Initial Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2035 Portfolio - Service 2 Class
  ING Solution 2045 Portfolio - Adviser Class
  ING Solution 2045 Portfolio - Initial Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution 2045 Portfolio - Service 2 Class
  ING Solution 2055 Portfolio - Initial Class
  ING Solution 2055 Portfolio - Service Class
  ING Solution 2055 Portfolio - Service 2 Class
  ING Solution Growth Portfolio - Service Class
  ING Solution Income Portfolio - Adviser Class
  ING Solution Income Portfolio- Initial Class
  ING Solution Income Portfolio - Service Class
  ING Solution Income Portfolio - Service 2 Class
  ING Solution Moderate Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio -
    Adviser Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio -
    Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio -
    Service Class
  ING T. Rowe Price Growth Equity Portfolio -
    Adviser Class
  ING T. Rowe Price Growth Equity Portfolio - Initial Class
  ING T. Rowe Price Growth Equity Portfolio - Service Class
  ING Templeton Foreign Equity Portfolio - Adviser Class
  ING Templeton Foreign Equity Portfolio - Initial Class
  ING Templeton Foreign Equity Portfolio - Service Class
  ING UBS U.S. Large Cap Equity Portfolio - Adviser Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Service Class
ING Series Fund, Inc.:
  ING Core Equity Research Fund - Class A
ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative Portfolio - Class I
  ING Strategic Allocation Growth Portfolio - Class I
  ING Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
  ING Growth and Income Portfolio - Class A
  ING Growth and Income Portfolio - Class I
  ING Growth and Income Portfolio - Class S
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 11

ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology Opportunities
    Portfolio - Adviser Class
  ING BlackRock Science and Technology Opportunities
    Portfolio - Class I
  ING Index Plus LargeCap Portfolio - Class I
  ING Index Plus LargeCap Portfolio - Class S
  ING Index Plus MidCap Portfolio - Class I
  ING Index Plus MidCap Portfolio - Class S
  ING Index Plus SmallCap Portfolio - Class I
  ING Index Plus SmallCap Portfolio - Class S
  ING International Index Portfolio - Class I
  ING International Index Portfolio - Class S
  ING Russell™ Large Cap Growth Index Portfolio - Class I
  ING Russell™ Large Cap Growth Index Portfolio - Class S
  ING Russell™ Large Cap Index Portfolio - Class I
  ING Russell™ Large Cap Index Portfolio - Class S
  ING Russell™ Large Cap Value Index Portfolio - Class I
  ING Russell™ Large Cap Value Index Portfolio - Class S
  ING Russell™ Mid Cap Growth Index Portfolio - Class S
  ING Russell™ Mid Cap Index Portfolio - Class I
  ING Russell™ Small Cap Index Portfolio - Class I
  ING Small Company Portfolio - Class I
  ING Small Company Portfolio - Class S
  ING U.S. Bond Index Portfolio - Class I
ING Variable Products Trust:
  ING International Value Portfolio - Class I
  ING International Value Portfolio - Class S
  ING MidCap Opportunities Portfolio - Class I
  ING MidCap Opportunities Portfolio - Class S
  ING SmallCap Opportunities Portfolio - Class I
  ING SmallCap Opportunities Portfolio - Class S
Janus Aspen Series:
  Janus Aspen Series Balanced Portfolio -
    Institutional Shares
  Janus Aspen Series Enterprise Portfolio -
    Institutional Shares
  Janus Aspen Series Flexible Bond Portfolio -
    Institutional Shares
  Janus Aspen Series Janus Portfolio - Institutional Shares
  Janus Aspen Series Worldwide Portfolio -
    Institutional Shares

JPMorgan Trust II:
  JPMorgan Government Bond Fund - Select Class
The Lazard Funds, Inc.:
  Lazard U.S. Mid Cap Equity Portfolio - Open Shares
LKCM Funds:
  LKCM Aquinas Growth Fund
Loomis Sayles Funds I:
  Loomis Sayles Small Cap Value Fund - Retail Class
Lord Abbett Developing Growth Fund, Inc.:
  Lord Abbett Developing Growth Fund, Inc. - Class A
Lord Abbett Investment Trust:
  Lord Abbett Core Fixed Income Fund - Class A
Lord Abbett Mid Cap Value Fund, Inc.:
  Lord Abbett Mid-Cap Stock Fund, Inc. - Class A
Lord Abbett Research Fund, Inc.:
  Lord Abbett Small-Cap Value Fund - Class A
Lord Abbett Securities Trust:
  Lord Abbett Fundamental Equity Fund - Class A
Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund - Mid-Cap Stock Portfolio -
    Class VC
MainStay Funds:
  MainStay Large Cap Growth Fund - Class R3
Massachusetts Investors Growth Stock Fund:
  Massachusetts Investors Growth Stock Fund - Class A
Neuberger Berman Equity Funds®:
  Neuberger Berman Genesis Fund® - Trust Class
  Neuberger Berman Socially Responsive Fund® -
    Trust Class
New Perspective Fund®, Inc.:
  New Perspective Fund®, Inc. - Class R-3
  New Perspective Fund®, Inc. - Class R-4
Oppenheimer Capital Appreciation Fund:
  Oppenheimer Capital Appreciation Fund - Class A
Oppenheimer Developing Markets Fund:
  Oppenheimer Developing Markets Fund - Class A
  Oppenheimer Developing Markets Fund - Class Y
Oppenheimer Gold & Special Minerals Fund:
  Oppenheimer Gold & Special Minerals Fund - Class A
Oppenheimer International Bond Fund:
  Oppenheimer International Bond Fund - Class A

Oppenheimer Variable Account Funds:
    Oppenheimer Global Securities/VA
    Oppenheimer Global Strategic Income Fund/VA
    Oppenheimer Main Street Fund®/VA
    Oppenheimer Main Street Small - & Mid-Cap Fund®/VA
    Oppenheimer Small & Mid-Cap Growth Fund/VA
Parnassus Income Funds:
    Parnassus Equity Income Fund - Investor Shares
Pax World Funds Series Trust I:
    Pax World Balanced Fund - Individual Investor Class
PIMCO Variable Insurance Trust:
    PIMCO Real Return Portfolio - Administrative Class
Pioneer Equity Income Fund:
    Pioneer Equity Income Fund - Class Y
Pioneer High Yield Fund:
    Pioneer High Yield Fund - Class A
Pioneer Strategic Income Fund:
    Pioneer Strategic Income Fund - Class A
Pioneer Variable Contracts Trust:
    Pioneer Emerging Markets VCT Portfolio - Class I
    Pioneer High Yield VCT Portfolio - Class I
RiverSource® Investment Series, Inc.:
    Columbia Diversified Equity Income Fund - Class R4
    Columbia Diversified Equity Income Fund - Class K
The Royce Fund:
    Royce Total Return Fund - Class K
SmallCap World Fund, Inc.:
    SMALLCAP World Fund® - Class R-4
T. Rowe Price Mid-Cap Value Fund, Inc.:
    T. Rowe Price Mid-Cap Value Fund - R Class

T. Rowe Price Value Fund, Inc.:
    T. Rowe Price Value Fund - Advisor Class
Templeton Funds, Inc.:
    Templeton Foreign Fund - Class A
Templeton Income Trust:
    Templeton Global Bond Fund- Advisor class
    Templeton Global Bond Fund - Class A
Thornburg Investment Trust:
    Thornburg International Value Fund - Class R4
USAA Investment Trust:
    USAA Precious Metals and Minerals Fund -
      Adviser Shares
Van Kampen Equity Trust II:
    Invesco Van Kampen American Franchise Fund -
      Class I Shares
Vanguard® Variable Insurance Fund:
    Diversified Value Portfolio
    Equity Income Portfolio
    Small Company Growth Portfolio
The Victory Portfolio:
    Victory Small Company Opportunity Fund - Class R
Wanger Advisors Trust:
    Wanger International
    Wanger Select
    Wanger USA
Washington Mutual Investors Fund[SM], Inc.:
    Washington Mutual Investors Fund[SM], Inc. - Class R-3
    Washington Mutual Investors Fund[SM], Inc. - Class R-4
Wells Fargo Funds Trust:
    Wells Fargo Advantage Small Cap Value Fund - Class A
    Wells Fargo Advantage Special Small Cap Values Fund -
      Class A

The names of certain Trusts and Divisions were changed during 2012.  The following is a summary of current and former names for those Trusts and Divisions:

| Current Name | Former Name |
|---|---|
| AIM Growth Series | Invesco Growth Series |
| AIM Investment Funds | Invesco Investment Funds |
| AIM Sector Funds: | Invesco Sector Funds: |
|    Invesco Small Cap Value Fund - Class A |    Invesco Van Kampen Small Cap Value Fund - Class A |
|    Invesco Small Cap Value Fund - Class Y |    Invesco Van Kampen Small Cap Value Fund - Class Y |
| AIM Variable Insurance Funds | Invesco Variable Insurance Funds |
| ING Mutual Funds: | ING Mutual Funds: |
|    ING International SmallCap Fund - Class A |    ING International SmallCap Multi-Manager Fund - Class A |
| ING Partners, Inc.: | ING Partners, Inc.: |
|    ING Baron Growth Portfolio - Adviser Class |    ING Baron Small Cap Growth Portfolio - Adviser Class |
|    ING Baron Growth Portfolio - Service Class |    ING Baron Small Cap Growth Portfolio - Service Class |
|    ING Growth and Income Core Portfolio - Adviser Class |    ING Thornburg Value Portfolio - Adviser Class |
|    ING Growth and Income Core Portfolio - Initial Class |    ING Thornburg Value Portfolio - Initial Class |
| Lord Abbett Mid Cap Stock Fund, Inc.: | Lord Abbett Mid Cap Value Fund, Inc.: |
|    Lord Abbett Mid Cap Stock Fund, Inc. - Class A |    Lord Abbett Mid-Cap Value Fund, Inc. - Class A |
| Lord Abbett Series Fund, Inc.: | Lord Abbett Series Fund, Inc.: |
|    Lord Abbett Series Fund - Mid-Cap Stock Portfolio - Class VC |    Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC |
| RiverSource® Investment Series, Inc.: | RiverSource® Investment Series, Inc.: |
|    Columbia Diversified Equity Income Fund - Class K |    Columbia Diversified Equity Income Fund - Class R-4 |
|    Columbia Diversified Equity Income Fund - Class R4 |    Columbia Diversified Equity Income Fund - Class R-3 |

During 2012, the following Divisions were closed to contract owners:

    AIM Sector Funds:
       Invesco Small Cap Value Fund - Class Y
    AIM Variable Insurance Funds:
       Invesco V.I. Capital Appreciation Fund - Series I Shares
    ING Investors Trust:
       ING Artio Foreign Portfolio - Service Class
    ING Mutual Funds:
       ING International Capital Appreciation Fund - Class I
    ING Variable Insurance Trust:
       ING GET U.S. Core Portfolio - Series 7
       ING GET U.S. Core Portfolio - Series 8
       ING GET U.S. Core Portfolio - Series 9
       ING GET U.S. Core Portfolio - Series 10
    Pioneer Variable Contracts Trust:
       Pioneer Mid Cap Value VCT Portfolio - Class I

**2.**     **Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

*Investments*

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

*Federal Income Taxes*

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of ILIAC, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes.

*Contract Owner Reserves*

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the industry standard mortality tables. The assumed investment return is elected by the annuitant and may vary from 3.5% to 5.0%. The mortality risk is fully borne by the Company to the extent that benefits to be paid to the contract owners exceed their account values, ILIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ILIAC. Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts.

*Changes from Principal Transactions*

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including deposits, surrenders and withdrawals, death benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ILIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ILIAC). Any net unsettled transactions as of the reporting date are included in Payable to related parties on the Statements of Assets and Liabilities.

*Subsequent Events*

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2012 and for the years ended December 31, 2012 and 2011, were issued.

**3.      Financial Instruments**

The Account invests assets in shares of open-end mutual funds and funds of funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2012 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2012. The Account had no financial liabilities as of December 31, 2012.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a)   Quoted prices for similar assets or liabilities in active markets;

  b)   Quoted prices for identical or similar assets or liabilities in non-active markets;

  c)   Inputs other than quoted market prices that are observable; and

    d)    Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

**4.**    **Charges and Fees**

Under the terms of the Contracts, certain charges and fees are incurred by the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

*Mortality and Expense Risk Charges*

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 6.00% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

*Asset Based Administrative Charges*

A daily charge to cover administrative expenses of the Account is generally deducted at an annual rate of up to 1.75% of the assets attributable to the Contracts. In addition, a subaccount administrative adjustment charge of up to 0.80% may be charged as specified in the Contract. These charges are assessed through a reduction in unit values.

*Contract Maintenance Charges*

An annual Contract maintenance fee of up to $50 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract. These charges are assessed through the redemption of units.

*Contingent Deferred Sales Charges*

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken as specified in the Contract. These charges are assessed through the redemption of units.

*Premium Taxes*

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contract owner's state of residence and currently ranges up to 4.00% of premiums. These charges are assessed through the redemption of units.

*Other Contract Charges*

For certain Contracts, an additional annual charge of 0.25% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds.

Certain Contracts contain optional riders that are available for an additional charge, such as minimum guaranteed income benefits and minimum guaranteed withdraw benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts.

These charges are assessed through either a reduction in unit values or the redemption of units.

*Fees Waived by ILIAC*

Certain charges and fees for various types of Contracts may be waived by ILIAC. ILIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

**5.  Related Party Transactions**

During the year ended December 31, 2012, management fees were paid indirectly to DSL, an affiliate of the Company, in its capacity as investment adviser to ING Investors Trust and ING Partners, Inc. The Trusts' advisory agreements provided for fees at annual rates up to 1.25% of the average net assets of each respective Fund.

Management fees were also paid indirectly to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING Balanced Portfolio, Inc., ING Equity Trust, ING Funds Trust, ING Intermediate Bond Portfolio, ING Money Market Portfolio, ING Mutual Funds, ING Series Fund, Inc., ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., and ING Variable Products Trust. The Trusts' advisory agreements provided for fees at annual rates ranging from 0.08% to 0.98% of the average net assets of each respective Fund.

**6.  Purchases and Sales of Investment Securities**

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2012 follow:

| Purchases | Sales |
|-----------|-------|
| *(Dollars in thousands)* | |

| | | |
|---|---|---|
| AIM Growth Series: | | |
| Invesco Mid Cap Core Equity Fund - Class A | $ 914 | $ 1,379 |
| Invesco Small Cap Growth Fund - Class A | 11 | 19 |
| AIM International Mutual Funds: | | |
| Invesco International Growth Fund - Class R5 | 30 | - |
| AIM Investment Funds: | | |
| Invesco Endeavor Fund - Class A | 37 | - |
| Invesco Global Health Care Fund - Investor Class | 124 | 89 |
| AIM Sector Funds: | | |
| Invesco Small Cap Value Fund - Class A | 117 | 58 |
| Invesco Small Cap Value Fund - Class Y | 1,826 | 11,794 |
| AIM Variable Insurance Funds: | | |
| Invesco V.I. Capital Appreciation Fund - Series I Shares | 419 | 22,355 |
| Invesco V.I. Core Equity Fund - Series I Shares | 1,081 | 5,444 |
| The Alger Funds: | | |
| Alger Capital Appreciation Fund - Class A | 502 | 20 |
| The Alger Funds II: | | |
| Alger Green Fund - Class A | 484 | 327 |
| AllianceBernstein Growth and Income Fund, Inc.: | | |
| AllianceBernstein Growth and Income Fund, Inc. - Class A | 26 | 25 |
| AllianceBernstein Variable Products Series Fund, Inc.: | | |
| AllianceBernstein Growth and Income Portfolio - Class A | 63 | 134 |
| Allianz Funds: | | |
| Allianz NFJ Dividend Value Fund - Class A | 33 | 25 |
| Allianz NFJ Large-Cap Value Fund - Institutional Class | 960 | 4,301 |
| Allianz NFJ Small-Cap Value Fund - Class A | 110 | 115 |
| Amana Mutual Funds Trust: | | |
| Amana Growth Fund | 7,452 | 3,068 |
| Amana Income Fund | 11,539 | 3,447 |
| American Balanced Fund®, Inc.: | | |
| American Balanced Fund® - Class R-3 | 818 | 1,440 |
| American Century Government Income Trust: | | |
| American Century Inflation-Adjusted Bond Fund - Investor Class | 18,198 | 8,681 |
| American Century Quantitative Equity Funds, Inc.: | | |
| American Century Income & Growth Fund - A Class | 941 | 564 |
| American Mutual Fund®: | | |
| American Funds American Mutual Fund® - Class R-4 | 57 | 3 |
| Ariel Investment Trust: | | |
| Ariel Appreciation Fund - Investor Class | 280 | 137 |
| Ariel Fund - Investor Class | 1,452 | 1,744 |
| Artisan Funds, Inc.: | | |
| Artisan International Fund - Investor Shares | 2,183 | 569 |
| Aston Funds: | | |
| Aston/Fairpointe Mid Cap Fund - Class N | 3,496 | 924 |

| | **Purchases** | **Sales** |
|---|---|---|
| | *(Dollars in thousands)* | |
| BlackRock Equity Dividend Fund: | | |
| BlackRock Equity Dividend Fund - Investor A Shares | $ 536 | $ 77 |
| BlackRock Mid Cap Value Opportunities Series, Inc.: | | |
| BlackRock Mid Cap Value Opportunities Fund - Investor A Shares | 3,185 | 1,981 |

219

| | | |
|---|---|---|
| The Bond Fund of America$^{SM}$, Inc.: | | |
| The Bond Fund of America$^{SM}$, Inc. - Class R-4 | 2,690 | 1,267 |
| Calvert Variable Series, Inc.: | | |
| Calvert VP SRI Balanced Portfolio | 3,081 | 4,948 |
| Capital World Growth & Income Fund$^{SM}$, Inc.: | | |
| Capital World Growth & Income Fund$^{SM}$, Inc. - Class R-3 | 95 | 64 |
| Cohen & Steers Realty Shares, Inc.: | | |
| Cohen & Steers Realty Shares | 2,092 | 628 |
| Columbia Acorn Trust: | | |
| Columbia$^{SM}$ Acorn Fund® - Class A | 17 | 8 |
| Columbia$^{SM}$ Acorn Fund® - Class Z | 2,395 | 14,268 |
| Columbia Funds Series Trust: | | |
| Columbia Mid Cap Value Fund - Class A | 543 | 806 |
| Columbia Mid Cap Value Fund - Class Z | 691 | 6,545 |
| CRM Mutual Fund Trust: | | |
| CRM Mid Cap Value Fund - Investor Shares | 25 | 43 |
| Delaware Group Adviser Funds: | | |
| Delaware Diversified Income Fund - Class A | 809 | - |
| Dodge & Cox Funds: | | |
| Dodge & Cox International Stock Fund | 118 | 61 |
| Dodge & Cox Stock Fund | 28 | 28 |
| DWS Institutional Funds: | | |
| DWS Equity 500 Index Fund - Class S | 77 | 41 |
| Eaton Vance Special Investment Trust: | | |
| Eaton Vance Large-Cap Value Fund - Class R | 49 | 6 |
| EuroPacific Growth Fund®: | | |
| EuroPacific Growth Fund® - Class R-3 | 959 | 3,275 |
| EuroPacific Growth Fund® - Class R-4 | 15,351 | 21,711 |
| Fidelity® Contrafund®: | | |
| Fidelity® Advisor New Insights Fund - Institutional Class | 218 | 57 |
| Fidelity® Variable Insurance Products: | | |
| Fidelity® VIP Equity-Income Portfolio - Initial Class | 29,398 | 38,558 |
| Fidelity® VIP Growth Portfolio - Initial Class | 4,715 | 23,698 |
| Fidelity® VIP High Income Portfolio - Initial Class | 4,141 | 2,474 |
| Fidelity® VIP Overseas Portfolio - Initial Class | 1,914 | 5,284 |
| Fidelity® Variable Insurance Products II: | | |
| Fidelity® VIP Contrafund® Portfolio - Initial Class | 38,956 | 86,415 |
| Fidelity® VIP Index 500 Portfolio - Initial Class | 8,734 | 8,810 |
| Fidelity® Variable Insurance Products III: | | |
| Fidelity® VIP Mid Cap Portfolio - Initial Class | 4,029 | 2,473 |
| Fidelity® Variable Insurance Products V: | | |
| Fidelity® VIP Asset Manager$^{SM}$ Portfolio - Initial Class | 2,171 | 2,472 |

| | Purchases | Sales |
|---|---|---|
| | *(Dollars in thousands)* | |
| Franklin Mutual Series Fund Inc.: | | |
| Mutual Global Discovery Fund - Class R | $ 483 | $ 996 |
| Franklin Strategic Series: | | |
| Franklin Small-Mid Cap Growth Fund - Class A | 122 | 271 |
| Franklin Templeton Variable Insurance Products Trust: | | |
| Franklin Small Cap Value Securities Fund - Class 2 | 5,505 | 21,912 |

| | | |
|---|---|---|
| Fundamental Investors℠, Inc.: | | |
| Fundamental Investors℠, Inc. - Class R-3 | 197 | 255 |
| Fundamental Investors℠, Inc. - Class R-4 | 4,259 | 4,210 |
| The Growth Fund of America®, Inc.: | | |
| The Growth Fund of America® - Class R-3 | 1,207 | 5,689 |
| The Growth Fund of America® - Class R-4 | 7,203 | 42,810 |
| Hartford Mutual Funds, Inc.: | | |
| The Hartford Capital Appreciation Fund - Class R4 | 226 | 272 |
| The Hartford Dividend And Growth Fund - Class R4 | 259 | 30 |
| The Income Fund of America®, Inc.: | | |
| The Income Fund of America® - Class R-3 | 449 | 740 |
| ING Balanced Portfolio, Inc.: | | |
| ING Balanced Portfolio - Class I | 11,671 | 35,310 |
| ING Equity Trust: | | |
| ING Growth Opportunities Fund - Class A | 63 | - |
| ING Real Estate Fund - Class A | 271 | 679 |
| ING Value Choice Fund - Class A | 1 | - |
| ING Funds Trust: | | |
| ING GNMA Income Fund - Class A | 1,534 | 1,859 |
| ING Intermediate Bond Fund - Class A | 821 | 1,048 |
| ING Intermediate Bond Portfolio: | | |
| ING Intermediate Bond Portfolio - Class I | 43,402 | 39,206 |
| ING Intermediate Bond Portfolio - Class S | 307 | 65 |
| ING Investors Trust: | | |
| ING Artio Foreign Portfolio - Service Class | 669 | 22,315 |
| ING BlackRock Health Sciences Opportunities Portfolio - Service Class | 3,619 | 2,314 |
| ING BlackRock Inflation Protected Bond Portfolio - Adviser Class | 88 | 65 |
| ING BlackRock Large Cap Growth Portfolio - Institutional Class | 3,930 | 11,335 |
| ING BlackRock Large Cap Growth Portfolio - Service Class | 6 | 128 |
| ING BlackRock Large Cap Growth Portfolio - Service 2 Class | 30 | 33 |
| ING Clarion Global Real Estate Portfolio - Adviser Class | 5 | 1 |
| ING Clarion Global Real Estate Portfolio - Institutional Class | 14,187 | 6,595 |
| ING Clarion Real Estate Portfolio - Adviser Class | 24 | 4 |
| ING Clarion Real Estate Portfolio - Institutional Class | 199 | 365 |
| ING Clarion Real Estate Portfolio - Service Class | 7,345 | 7,837 |
| ING FMR℠ Diversified Mid Cap Portfolio - Institutional Class | 27,611 | 624 |
| ING FMR℠ Diversified Mid Cap Portfolio - Service Class | 8,008 | 31,829 |
| ING FMR℠ Diversified Mid Cap Portfolio - Service 2 Class | - | 6 |
| ING Global Resources Portfolio - Adviser Class | - | - |
| ING Global Resources Portfolio - Institutional Class | - | 3 |
| ING Global Resources Portfolio - Service Class | 6,330 | 22,447 |
| ING Invesco Van Kampen Growth and Income Portfolio - Institutional Class | 6,553 | 183 |
| ING Invesco Van Kampen Growth and Income Portfolio - Service Class | 5,200 | 9,676 |

| | Purchases | Sales |
|---|---|---|
| | *(Dollars in thousands)* | |
| ING Investors Trust (continued): | | |
| ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | $ 73 | $ 99 |
| ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | 3,692 | 4,723 |
| ING JPMorgan Emerging Markets Equity Portfolio - Service Class | 3,984 | 5,211 |
| ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class | 5 | - |
| ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class | 9,104 | 461 |

| | | |
|---|---:|---:|
| ING JPMorgan Small Cap Core Equity Portfolio - Service Class | 6,825 | 8,834 |
| ING Large Cap Growth Portfolio - Adviser Class | 38 | 14 |
| ING Large Cap Growth Portfolio - Institutional Class | 44,093 | 6,888 |
| ING Large Cap Growth Portfolio - Service Class | 251 | 215 |
| ING Large Cap Value Portfolio - Institutional Class | 8,781 | 28,106 |
| ING Large Cap Value Portfolio - Service Class | 109 | 306 |
| ING Limited Maturity Bond Portfolio - Adviser Class | 17 | - |
| ING Marsico Growth Portfolio - Institutional Class | 1,866 | 2,010 |
| ING Marsico Growth Portfolio - Service Class | 30 | 579 |
| ING MFS Total Return Portfolio - Adviser Class | 28 | 101 |
| ING MFS Total Return Portfolio - Institutional Class | 3,089 | 7,224 |
| ING MFS Total Return Portfolio - Service Class | 2,016 | 3,336 |
| ING MFS Utilities Portfolio - Service Class | 4,311 | 5,499 |
| ING Morgan Stanley Global Franchise Portfolio - Adviser Class | 16 | 1 |
| ING PIMCO High Yield Portfolio - Adviser Class | 51 | 32 |
| ING PIMCO High Yield Portfolio - Institutional Class | 19,628 | 2,166 |
| ING PIMCO High Yield Portfolio - Service Class | 18,663 | 13,381 |
| ING Pioneer Fund Portfolio - Institutional Class | 1,853 | 3,616 |
| ING Pioneer Fund Portfolio - Service Class | 44 | 64 |
| ING Pioneer Mid Cap Value Portfolio - Adviser Class | 23 | 1 |
| ING Pioneer Mid Cap Value Portfolio - Institutional Class | 2,371 | 15,047 |
| ING Pioneer Mid Cap Value Portfolio - Service Class | 119 | 133 |
| ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class | 46 | 12 |
| ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class | 114,840 | 4,530 |
| ING T. Rowe Price Capital Appreciation Portfolio - Service Class | 65,683 | 121,055 |
| ING T. Rowe Price Equity Income Portfolio - Adviser Class | 153 | 178 |
| ING T. Rowe Price Equity Income Portfolio - Service Class | 6,290 | 16,322 |
| ING T. Rowe Price International Stock Portfolio - Adviser Class | 13 | 8 |
| ING T. Rowe Price International Stock Portfolio - Service Class | 797 | 1,345 |
| ING Templeton Global Growth Portfolio - Institutional Class | 179 | 175 |
| ING Templeton Global Growth Portfolio - Service Class | 981 | 726 |
| ING U.S. Stock Index Portfolio - Institutional Class | 1,648 | 1,347 |
| ING Money Market Portfolio: | | |
| ING Money Market Portfolio - Class I | 51,431 | 98,056 |
| ING Mutual Funds: | | |
| ING Global Real Estate Fund - Class A | 21 | 6 |
| ING International Capital Appreciation Fund - Class I | - | 2 |
| ING International SmallCap Fund - Class A | 118 | 898 |

| | Purchases | Sales |
|---|---:|---:|
| | *(Dollars in thousands)* | |
| ING Partners, Inc.: | | |
| ING American Century Small-Mid Cap Value Portfolio - Adviser Class $ | 17 | $ 14 |
| ING American Century Small-Mid Cap Value Portfolio - Initial Class | 9,908 | 388 |
| ING American Century Small-Mid Cap Value Portfolio - Service Class | 10,537 | 13,628 |
| ING Baron Growth Portfolio - Adviser Class | 24 | 73 |
| ING Baron Growth Portfolio - Service Class | 5,198 | 19,851 |

| | | |
|---|---:|---:|
| ING Columbia Small Cap Value II Portfolio - Adviser Class | 23 | 11 |
| ING Columbia Small Cap Value II Portfolio - Service Class | 771 | 1,002 |
| ING Davis New York Venture Portfolio - Service Class | 1,227 | 2,453 |
| ING Fidelity® VIP Mid Cap Portfolio - Service Class | 5 | 4,389 |
| ING Global Bond Portfolio - Adviser Class | 51 | 81 |
| ING Global Bond Portfolio - Initial Class | 17,114 | 23,544 |
| ING Global Bond Portfolio - Service Class | 602 | 206 |
| ING Growth and Income Core Portfolio - Adviser Class | 22 | 62 |
| ING Growth and Income Core Portfolio - Initial Class | 2,235 | 13,896 |
| ING Index Solution 2015 Portfolio - Initial Class | 296 | 41 |
| ING Index Solution 2015 Portfolio - Service Class | 212 | 6 |
| ING Index Solution 2015 Portfolio - Service 2 Class | 252 | 107 |
| ING Index Solution 2025 Portfolio - Initial Class | 802 | 433 |
| ING Index Solution 2025 Portfolio - Service Class | 34 | 1 |
| ING Index Solution 2025 Portfolio - Service 2 Class | 533 | 153 |
| ING Index Solution 2035 Portfolio - Initial Class | 529 | 223 |
| ING Index Solution 2035 Portfolio - Service Class | 81 | 2 |
| ING Index Solution 2035 Portfolio - Service 2 Class | 370 | 275 |
| ING Index Solution 2045 Portfolio - Initial Class | 43 | 15 |
| ING Index Solution 2045 Portfolio - Service Class | 13 | 1 |
| ING Index Solution 2045 Portfolio - Service 2 Class | 319 | 53 |
| ING Index Solution 2055 Portfolio - Initial Class | 19 | - |
| ING Index Solution 2055 Portfolio - Service Class | 143 | 16 |
| ING Index Solution 2055 Portfolio - Service 2 Class | 33 | 3 |
| ING Index Solution Income Portfolio - Service Class | 477 | 4 |
| ING Index Solution Income Portfolio - Service 2 Class | 50 | 14 |
| ING Invesco Van Kampen Comstock Portfolio - Adviser Class | 19 | 32 |
| ING Invesco Van Kampen Comstock Portfolio - Service Class | 1,980 | 7,524 |
| ING Invesco Van Kampen Equity and Income Portfolio - Adviser Class | 18 | 24 |
| ING Invesco Van Kampen Equity and Income Portfolio - Initial Class | 10,135 | 28,844 |
| ING Invesco Van Kampen Equity and Income Portfolio - Service Class | 50 | 28 |
| ING JPMorgan Mid Cap Value Portfolio - Adviser Class | 15 | 32 |
| ING JPMorgan Mid Cap Value Portfolio - Initial Class | 902 | 4 |
| ING JPMorgan Mid Cap Value Portfolio - Service Class | 6,525 | 2,833 |
| ING Oppenheimer Global Portfolio - Adviser Class | 32 | 47 |
| ING Oppenheimer Global Portfolio - Initial Class | 11,552 | 64,094 |
| ING Oppenheimer Global Portfolio - Service Class | 138 | 91 |
| ING PIMCO Total Return Portfolio - Adviser Class | 194 | 216 |
| ING PIMCO Total Return Portfolio - Initial Class | 306 | 65 |
| ING PIMCO Total Return Portfolio - Service Class | 35,900 | 23,933 |

| | Purchases | Sales |
|---|---:|---:|
| | *(Dollars in thousands)* | |
| ING Partners, Inc. (continued): | | |
| ING Pioneer High Yield Portfolio - Initial Class | $ 6,450 | $ 4,110 |
| ING Pioneer High Yield Portfolio - Service Class | 109 | 74 |
| ING Solution 2015 Portfolio - Adviser Class | 33 | 20 |
| ING Solution 2015 Portfolio - Initial Class | 1,294 | 45 |
| ING Solution 2015 Portfolio - Service Class | 10,247 | 7,677 |
| ING Solution 2015 Portfolio - Service 2 Class | 2,041 | 6,216 |

| | | |
|---|---|---|
| ING Solution 2025 Portfolio - Adviser Class | 19 | 20 |
| ING Solution 2025 Portfolio - Initial Class | 508 | 3 |
| ING Solution 2025 Portfolio - Service Class | 15,125 | 6,751 |
| ING Solution 2025 Portfolio - Service 2 Class | 2,966 | 8,665 |
| ING Solution 2035 Portfolio - Adviser Class | 8 | 120 |
| ING Solution 2035 Portfolio - Initial Class | 1,254 | 4 |
| ING Solution 2035 Portfolio - Service Class | 15,813 | 5,478 |
| ING Solution 2035 Portfolio - Service 2 Class | 3,012 | 6,063 |
| ING Solution 2045 Portfolio - Adviser Class | 2 | 14 |
| ING Solution 2045 Portfolio - Initial Class | 900 | 132 |
| ING Solution 2045 Portfolio - Service Class | 11,018 | 4,002 |
| ING Solution 2045 Portfolio - Service 2 Class | 1,905 | 5,094 |
| ING Solution 2055 Portfolio - Initial Class | 125 | 1 |
| ING Solution 2055 Portfolio - Service Class | 2,113 | 405 |
| ING Solution 2055 Portfolio - Service 2 Class | 264 | 117 |
| ING Solution Growth Portfolio - Service Class | 639 | 355 |
| ING Solution Income Portfolio - Adviser Class | 11 | 72 |
| ING Solution Income Portfolio - Initial Class | 1,937 | 2 |
| ING Solution Income Portfolio - Service Class | 3,299 | 4,452 |
| ING Solution Income Portfolio - Service 2 Class | 339 | 1,031 |
| ING Solution Moderate Portfolio - Service Class | 1,002 | 740 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | 62 | 30 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | 33,513 | 39,149 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | 223 | 253 |
| ING T. Rowe Price Growth Equity Portfolio - Adviser Class | 37 | 156 |
| ING T. Rowe Price Growth Equity Portfolio - Initial Class | 21,441 | 21,173 |
| ING T. Rowe Price Growth Equity Portfolio - Service Class | 595 | 311 |
| ING Templeton Foreign Equity Portfolio - Adviser Class | 61 | 36 |
| ING Templeton Foreign Equity Portfolio - Initial Class | 24,293 | 14,034 |
| ING Templeton Foreign Equity Portfolio - Service Class | 250 | 88 |
| ING UBS U.S. Large Cap Equity Portfolio - Adviser Class | 2 | 19 |
| ING UBS U.S. Large Cap Equity Portfolio - Initial Class | 1,656 | 8,903 |
| ING UBS U.S. Large Cap Equity Portfolio - Service Class | 7 | 10 |
| ING Series Fund, Inc.: | | |
| ING Core Equity Research Fund - Class A | 35 | 65 |
| ING Strategic Allocation Portfolios, Inc.: | | |
| ING Strategic Allocation Conservative Portfolio - Class I | 4,880 | 6,201 |
| ING Strategic Allocation Growth Portfolio - Class I | 3,485 | 7,981 |
| ING Strategic Allocation Moderate Portfolio - Class I | 4,033 | 6,869 |
| ING Variable Funds: | | |
| ING Growth and Income Portfolio - Class A | 26 | 209 |
| ING Growth and Income Portfolio - Class I | 22,944 | 137,933 |

| | Purchases | Sales |
|---|---|---|
| | *(Dollars in thousands)* | |
| ING Variable Funds (continued): | | |
| ING Growth and Income Portfolio - Class S | $ 464 | $ 2,558 |
| ING Variable Insurance Trust: | | |
| ING GET U.S. Core Portfolio - Series 7 | 22 | 967 |
| ING GET U.S. Core Portfolio - Series 8 | 5 | 329 |
| ING GET U.S. Core Portfolio - Series 9 | 2 | 98 |
| ING GET U.S. Core Portfolio - Series 10 | 1 | 46 |

| | | |
|---|---|---|
| ING GET U.S. Core Portfolio - Series 11 | 1 | 26 |
| ING Variable Portfolios, Inc.: | | |
| ING BlackRock Science and Technology Opportunities Portfolio - Adviser Class | - | - |
| ING BlackRock Science and Technology Opportunities Portfolio - Class I | 6,315 | 8,174 |
| ING Index Plus LargeCap Portfolio - Class I | 8,672 | 34,782 |
| ING Index Plus LargeCap Portfolio - Class S | 38 | 97 |
| ING Index Plus MidCap Portfolio - Class I | 8,319 | 35,134 |
| ING Index Plus MidCap Portfolio - Class S | 41 | 107 |
| ING Index Plus SmallCap Portfolio - Class I | 3,944 | 16,911 |
| ING Index Plus SmallCap Portfolio - Class S | 22 | 50 |
| ING International Index Portfolio - Class I | 2,912 | 2,541 |
| ING International Index Portfolio - Class S | - | 2 |
| ING Russell™ Large Cap Growth Index Portfolio - Class I | 4,225 | 1,333 |
| ING Russell™ Large Cap Growth Index Portfolio - Class S | 114 | 182 |
| ING Russell™ Large Cap Index Portfolio - Class I | 9,462 | 2,090 |
| ING Russell™ Large Cap Index Portfolio - Class S | 58 | 5 |
| ING Russell™ Large Cap Value Index Portfolio - Class I | 67 | 24 |
| ING Russell™ Large Cap Value Index Portfolio - Class S | 1,378 | 677 |
| ING Russell™ Mid Cap Growth Index Portfolio - Class S | 1,145 | 1,345 |
| ING Russell™ Mid Cap Index Portfolio - Class I | 14,851 | 817 |
| ING Russell™ Small Cap Index Portfolio - Class I | 5,918 | 895 |
| ING Small Company Portfolio - Class I | 8,566 | 14,581 |
| ING Small Company Portfolio - Class S | 26 | 23 |
| ING U.S. Bond Index Portfolio - Class I | 5,657 | 3,480 |
| ING Variable Products Trust: | | |
| ING International Value Portfolio - Class I | 3,353 | 14,229 |
| ING International Value Portfolio - Class S | 17 | 43 |
| ING MidCap Opportunities Portfolio - Class I | 15,761 | 2,527 |
| ING MidCap Opportunities Portfolio - Class S | 400 | 910 |
| ING SmallCap Opportunities Portfolio - Class I | 8,045 | 2,342 |
| ING SmallCap Opportunities Portfolio - Class S | 13 | 24 |
| Janus Aspen Series: | | |
| Janus Aspen Series Balanced Portfolio - Institutional Shares | 28 | 8 |
| Janus Aspen Series Enterprise Portfolio - Institutional Shares | 20 | 33 |
| Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | 5 | 32 |
| Janus Aspen Series Janus Portfolio - Institutional Shares | 9 | 4 |
| Janus Aspen Series Worldwide Portfolio - Institutional Shares | 12 | 13 |
| JPMorgan Trust II: | | |
| JPMorgan Government Bond Fund - Select Class | 10 | - |

| | Purchases | Sales |
|---|---|---|
| | *(Dollars in thousands)* | |
| The Lazard Funds, Inc.: | | |
| Lazard U.S. Mid Cap Equity Portfolio - Open Shares | $ 2,337 | $ 1,264 |
| LKCM Funds: | | |
| LKCM Aquinas Growth Fund | 37 | 20 |
| Loomis Sayles Funds I: | | |
| Loomis Sayles Small Cap Value Fund - Retail Class | 2,798 | 769 |
| Lord Abbett Developing Growth Fund, Inc.: | | |
| Lord Abbett Developing Growth Fund, Inc. - Class A | 76 | 58 |

| | | |
|---|---:|---:|
| Lord Abbett Investment Trust: | | |
|    Lord Abbett Core Fixed Income Fund - Class A | 11 | 3 |
| Lord Abbett Mid Cap Stock Fund, Inc.: | | |
|    Lord Abbett Mid Cap Stock Fund, Inc. - Class A | 115 | 667 |
| Lord Abbett Research Fund, Inc.: | | |
|    Lord Abbett Small-Cap Value Fund - Class A | 105 | 142 |
| Lord Abbett Securities Trust: | | |
|    Lord Abbett Fundamental Equity Fund - Class A | 109 | 1 |
| Lord Abbett Series Fund, Inc.: | | |
|    Lord Abbett Series Fund - Mid-Cap Stock Portfolio - Class VC | 3,830 | 11,354 |
| MainStay Funds: | | |
|    MainStay Large Cap Growth Fund - Class R3 | 474 | 54 |
| Massachusetts Investors Growth Stock Fund: | | |
|    Massachusetts Investors Growth Stock Fund - Class A | 566 | 337 |
| Neuberger Berman Equity Funds®: | | |
|    Neuberger Berman Genesis Fund® - Trust Class | 32 | 7 |
|    Neuberger Berman Socially Responsive Fund® - Trust Class | 1,106 | 3,543 |
| New Perspective Fund®, Inc.: | | |
|    New Perspective Fund®, Inc. - Class R-3 | 368 | 2,135 |
|    New Perspective Fund®, Inc. - Class R-4 | 11,759 | 4,354 |
| Oppenheimer Capital Appreciation Fund: | | |
|    Oppenheimer Capital Appreciation Fund - Class A | 136 | 69 |
| Oppenheimer Developing Markets Fund: | | |
|    Oppenheimer Developing Markets Fund - Class A | 20,247 | 53,684 |
|    Oppenheimer Developing Markets Fund - Class Y | 33,421 | 967 |
| Oppenheimer Gold & Special Minerals Fund: | | |
|    Oppenheimer Gold & Special Minerals Fund - Class A | 32 | 20 |
| Oppenheimer International Bond Fund: | | |
|    Oppenheimer International Bond Fund - Class A | 59 | 72 |
| Oppenheimer Variable Account Funds: | | |
|    Oppenheimer Global Securities Fund/VA | 9 | 27 |
|    Oppenheimer Global Strategic Income Fund/VA | 8 | 10 |
|    Oppenheimer Main Street Fund®/VA | 1 | 9 |
|    Oppenheimer Main Street Small- & Mid-Cap Fund®/VA | 1,425 | 1,403 |
|    Oppenheimer Small- & Mid-Cap Growth Fund/VA | 34 | 8 |
| Parnassus Income Funds: | | |
|    Parnassus Equity Income Fund - Investor Shares | 585 | 1 |
| Pax World Funds Series Trust I: | | |
|    Pax World Balanced Fund - Individual Investor Class | 3,296 | 8,899 |
| PIMCO Variable Insurance Trust: | | |
|    PIMCO Real Return Portfolio - Administrative Class | 71,257 | 16,434 |

| | Purchases | | Sales | |
|---|---:|---|---:|---|
| | *(Dollars in thousands)* | | | |
| Pioneer Equity Income Fund: | | | | |
|    Pioneer Equity Income Fund - Class Y | $ | 1,103 | $ | 7 |
| Pioneer High Yield Fund: | | | | |
|    Pioneer High Yield Fund - Class A | | 457 | | 2,926 |
| Pioneer Strategic Income Fund: | | | | |
|    Pioneer Strategic Income Fund - Class A | | 1,303 | | 59 |
| Pioneer Variable Contracts Trust: | | | | |
|    Pioneer Emerging Markets VCT Portfolio - Class I | | 1,661 | | 4,717 |

| | | |
|---|---|---|
| Pioneer High Yield VCT Portfolio - Class I | 6,459 | 3,513 |
| Pioneer Mid Cap Value VCT Portfolio - Class I | - | - |
| RiverSource® Investment Series, Inc.: | | |
| Columbia Diversified Equity Income Fund - Class K | 1,499 | 929 |
| Columbia Diversified Equity Income Fund - Class R-4 | 11 | - |
| The Royce Fund: | | |
| Royce Total Return Fund - K Class | 1 | - |
| SmallCap World Fund, Inc.: | | |
| SMALLCAP World Fund® - Class R-4 | 2,639 | 2,767 |
| T. Rowe Price Mid-Cap Value Fund, Inc.: | | |
| T. Rowe Price Mid-Cap Value Fund - R Class | 113 | 38 |
| T. Rowe Price Value Fund, Inc.: | | |
| T. Rowe Price Value Fund - Advisor Class | 58 | 35 |
| Templeton Funds, Inc.: | | |
| Templeton Foreign Fund - Class A | 199 | 271 |
| Templeton Income Trust: | | |
| Templeton Global Bond Fund - Advisor Class | 37,108 | 744 |
| Templeton Global Bond Fund - Class A | 30,355 | 51,171 |
| Thornburg Investment Trust: | | |
| Thornburg International Value Fund - Class R4 | 11 | 38 |
| USAA Investment Trust: | | |
| USAA Precious Metals and Minerals Fund - Adviser Shares | 7,235 | 2,883 |
| Van Kampen Equity Trust II: | | |
| Invesco Van Kampen American Franchise Fund - Class I Shares | 22,349 | 2,003 |
| Vanguard® Variable Insurance Fund: | | |
| Diversified Value Portfolio | 5 | 11 |
| Equity Income Portfolio | 62 | 8 |
| Small Company Growth Portfolio | 6 | 80 |
| The Victory Portfolios: | - | |
| Victory Small Company Opportunity Fund - Class R | 12 | - |
| Wanger Advisors Trust: | | |
| Wanger International | 9,637 | 3,197 |
| Wanger Select | 2,857 | 12,436 |
| Wanger USA | 15,389 | 5,198 |
| Washington Mutual Investors FundSM, Inc.: | | |
| Washington Mutual Investors FundSM, Inc. - Class R-3 | 481 | 993 |
| Washington Mutual Investors FundSM, Inc. - Class R-4 | 8,546 | 10,188 |
| Wells Fargo Funds Trust: | | |
| Wells Fargo Advantage Small Cap Value Fund - Class A | 36 | 17 |
| Wells Fargo Advantage Special Small Cap Value Fund - Class A | 3,326 | 9,979 |

**7. Changes in Units**

The changes in units outstanding were as follows:

|  | Year Ended December 31 | | | | | |
|  | 2012 | | | 2011 | | |
|  | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| AIM Growth Series: |  |  |  |  |  |  |
| Invesco Mid Cap Core Equity Fund - Class A | 66,280 | 123,142 | (56,862) | 123,436 | 114,044 | 9,392 |
| Invesco Small Cap Growth Fund - Class A | 559 | 1,231 | (672) | 777 | 1,409 | (632) |
| AIM International Mutual Funds: |  |  |  |  |  |  |
| Invesco International Growth Fund - Class R5 | 2,967 | 1 | 2,966 | - | - | - |
| AIM Investment Funds: |  |  |  |  |  |  |
| Invesco Endeavor Fund - Class A | 4,940 | 2,454 | 2,486 | 12 | - | 12 |
| Invesco Global Health Care Fund - Investor Class | 3,593 | 3,006 | 587 | 6,490 | 6,952 | (462) |
| AIM Sector Funds: |  |  |  |  |  |  |
| Invesco Small Cap Value Fund - Class A | 9,150 | 6,811 | 2,339 | 8,719 | 10,521 | (1,802) |
| Invesco Small Cap Value Fund - Class Y | 200,738 | 1,224,757 | (1,024,019) | 1,227,672 | 203,653 | 1,024,019 |
| AIM Variable Insurance Funds: |  |  |  |  |  |  |
| Invesco V.I. Capital Appreciation Fund - Series I Shares | 2 | 2,402,645 | (2,402,643) | 364,883 | 530,972 | (166,089) |
| Invesco V.I. Core Equity Fund - Series I Shares | 283,311 | 681,336 | (398,025) | 491,114 | 817,693 | (326,579) |
| The Alger Funds: |  |  |  |  |  |  |
| Alger Capital Appreciation Fund - Class A | 36,919 | 1,507 | 35,412 | - | - | - |
| The Alger Funds II: |  |  |  |  |  |  |
| Alger Green Fund - Class A | 40,330 | 27,834 | 12,496 | 45,978 | 37,803 | 8,175 |
| AllianceBernstein Growth and Income Fund, Inc.: |  |  |  |  |  |  |
| AllianceBernstein Growth and Income Fund, Inc. - Class A | 7,899 | 7,861 | 38 | 11,229 | 14,060 | (2,831) |
| AllianceBernstein Variable Products Series Fund, Inc.: |  |  |  |  |  |  |
| AllianceBernstein Growth and Income Portfolio - Class A | 10,619 | 16,211 | (5,592) | 8,272 | 8,882 | (610) |
| Allianz Funds: |  |  |  |  |  |  |
| Allianz NFJ Dividend Value Fund - Class A | 7,049 | 6,821 | 228 | 7,160 | 13,176 | (6,016) |
| Allianz NFJ Large-Cap Value Fund - Institutional Class | 106,748 | 476,955 | (370,207) | 212,727 | 72,516 | 140,211 |
| Allianz NFJ Small-Cap Value Fund - Class A | 13,164 | 14,831 | (1,667) | 11,905 | 12,400 | (495) |

| | **Year Ended December 31** | | | | | |
| | **2012** | | | **2011** | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| Amana Mutual Funds Trust: | | | | | | |
| Amana Growth Fund | 913,133 | 543,784 | 369,349 | 1,503,344 | 596,113 | 907,231 |
| Amana Income Fund | 1,266,627 | 623,773 | 642,854 | 1,561,603 | 692,444 | 869,159 |
| American Balanced Fund®, Inc.: | | | | | | |
| American Balanced Fund® - Class R-3 | 119,572 | 169,481 | (49,909) | 247,967 | 299,153 | (51,186) |
| American Century Government Income Trust: | | | | | | |
| American Century Inflation-Adjusted Bond Fund - Investor Class | 2,114,698 | 1,465,248 | 649,450 | 2,983,286 | 1,106,208 | 1,877,078 |
| American Century Quantitative Equity Funds, Inc.: | | | | | | |
| American Century Income & Growth Fund - A Class | 159,852 | 130,012 | 29,840 | 143,298 | 129,427 | 13,871 |
| American Mutual Fund®: | | | | | | |
| American Funds American Mutual Fund® - Class R-4 | 4,912 | 265 | 4,647 | 574 | - | 574 |
| Ariel Investment Trust: | | | | | | |
| Ariel Appreciation Fund - Investor Class | 35,333 | 31,029 | 4,304 | 36,207 | 43,421 | (7,214) |
| Ariel Fund - Investor Class | 180,341 | 207,774 | (27,433) | 363,536 | 279,935 | 83,601 |
| Artisan Funds, Inc.: | | | | | | |
| Artisan International Fund - Investor Shares | 299,147 | 116,039 | 183,108 | 209,175 | 160,594 | 48,581 |
| Aston Funds: | | | | | | |
| Aston/Fairpointe Mid Cap Fund - Class N | 360,726 | 160,630 | 200,096 | 417,977 | 155,269 | 262,708 |
| BlackRock Equity Dividend Fund: | | | | | | |
| BlackRock Equity Dividend Fund - Investor A Shares | 78,914 | 44,419 | 34,495 | 25,625 | 1,647 | 23,978 |
| BlackRock Mid Cap Value Opportunities Series, Inc.: | | | | | | |
| BlackRock Mid Cap Value Opportunities Fund - Investor A Shares | 256,602 | 178,498 | 78,104 | 383,017 | 189,349 | 193,668 |
| The Bond Fund of America$^{SM}$, Inc.: | | | | | | |
| The Bond Fund of America$^{SM}$, Inc. - Class R-4 | 348,172 | 237,042 | 111,130 | 421,875 | 370,880 | 50,995 |
| Calvert Variable Series, Inc.: | | | | | | |
| Calvert VP SRI Balanced Portfolio | 230,939 | 311,793 | (80,854) | 250,371 | 378,281 | (127,910) |
| Capital World Growth & Income Fund$^{SM}$, Inc.: | | | | | | |
| Capital World Growth & Income Fund$^{SM}$, Inc. - Class R-3 | 25,871 | 24,465 | 1,406 | 14,291 | 7,630 | 6,661 |
| Cohen & Steers Realty Shares, Inc.: | | | | | | |
| Cohen & Steers Realty Shares | 210,600 | 85,135 | 125,465 | 122,771 | 51,287 | 71,484 |

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| | Year Ended December 31 | | | | | |
| | 2012 | | | 2011 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| Columbia Acorn Trust: | | | | | | |
| Columbia℠ Acorn Fund® - Class A | 884 | 592 | 292 | 5,535 | 613 | 4,922 |
| Columbia℠ Acorn Fund® - Class Z | 189,532 | 1,198,349 | (1,008,817) | 555,268 | 174,473 | 380,795 |
| Columbia Funds Series Trust: | | | | | | |
| Columbia Mid Cap Value Fund - Class A | 90,325 | 115,934 | (25,609) | 147,759 | 133,356 | 14,403 |
| Columbia Mid Cap Value Fund - Class Z | 66,661 | 623,498 | (556,837) | 466,216 | 182,395 | 283,821 |
| CRM Mutual Fund Trust: | | | | | | |
| CRM Mid Cap Value Fund - Investor Shares | 7,697 | 9,026 | (1,329) | 10,184 | 9,340 | 844 |
| Delaware Group Adviser Funds: | | | | | | |
| Delaware Diversified Income Fund - Class A | 81,372 | 2,072 | 79,300 | - | - | - |
| Dodge & Cox Funds: | | | | | | |
| Dodge & Cox International Stock Fund | 14,828 | 9,687 | 5,141 | 13,940 | 422 | 13,518 |
| Dodge & Cox Stock Fund | 2,471 | 2,536 | (65) | 2,198 | - | 2,198 |
| DWS Institutional Funds: | | | | | | |
| DWS Equity 500 Index Fund - Class S | 4,779 | 2,638 | 2,141 | 5,643 | 2,294 | 3,349 |
| Eaton Vance Special Investment Trust: | | | | | | |
| Eaton Vance Large-Cap Value Fund - Class R | 3,671 | 567 | 3,104 | 2,344 | 1,609 | 735 |
| EuroPacific Growth Fund®: | | | | | | |
| EuroPacific Growth Fund® - Class R-3 | 209,152 | 363,364 | (154,212) | 298,079 | 391,134 | (93,055) |
| EuroPacific Growth Fund® - Class R-4 | 4,855,811 | 5,424,908 | (569,097) | 3,740,227 | 4,038,723 | (298,496) |
| Fidelity® Contrafund®: | | | | | | |
| Fidelity® Advisor New Insights Fund - Institutional Class | 24,464 | 12,164 | 12,300 | 24,980 | 6,470 | 18,510 |
| Fidelity® Variable Insurance Products: | | | | | | |
| Fidelity® VIP Equity-Income Portfolio - Initial Class | 2,201,418 | 3,749,583 | (1,548,165) | 2,242,225 | 3,425,223 | (1,182,998) |
| Fidelity® VIP Growth Portfolio - Initial Class | 1,457,352 | 2,378,324 | (920,972) | 2,439,098 | 2,928,549 | (489,451) |
| Fidelity® VIP High Income Portfolio - Initial Class | 340,794 | 258,609 | 82,185 | 340,019 | 381,872 | (41,853) |
| Fidelity® VIP Overseas Portfolio - Initial Class | 315,220 | 572,696 | (257,476) | 521,630 | 656,206 | (134,576) |
| Fidelity® Variable Insurance Products II: | | | | | | |
| Fidelity® VIP Contrafund® Portfolio - Initial Class | 11,010,210 | 12,594,235 | (1,584,025) | 7,330,581 | 8,462,908 | (1,132,327) |
| Fidelity® VIP Index 500 Portfolio - Initial Class | 419,428 | 510,600 | (91,172) | 472,827 | 625,749 | (152,922) |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Year Ended December 31 | | | | | |
|---|---|---|---|---|---|---|
| | 2012 | | | 2011 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
| Fidelity® Variable Insurance Products III: | | | | | | |
| Fidelity® VIP Mid Cap Portfolio - Initial Class | 217,739 | 230,305 | (12,566) | 278,671 | 296,206 | (17,535) |
| Fidelity® Variable Insurance Products V: | | | | | | |
| Fidelity® VIP Asset Manager[SM] Portfolio - Initial Class | 110,858 | 135,327 | (24,469) | 108,957 | 126,312 | (17,355) |
| Franklin Mutual Series Fund Inc.: | | | | | | |
| Mutual Global Discovery Fund - Class R | 61,145 | 100,663 | (39,518) | 87,145 | 144,144 | (56,999) |
| Franklin Strategic Series: | | | | | | |
| Franklin Small-Mid Cap Growth Fund - Class A | 8,926 | 21,873 | (12,947) | 46,437 | 44,360 | 2,077 |
| Franklin Templeton Variable Insurance Products Trust: | | | | | | |
| Franklin Small Cap Value Securities Fund - Class 2 | 1,441,134 | 2,262,557 | (821,423) | 1,868,751 | 2,168,041 | (299,290) |
| Fundamental Investors[SM], Inc.: | | | | | | |
| Fundamental Investors[SM], Inc. - Class R-3 | 75,934 | 82,680 | (6,746) | 90,364 | 54,483 | 35,881 |
| Fundamental Investors[SM], Inc. - Class R-4 | 815,631 | 845,129 | (29,498) | 1,199,786 | 1,052,135 | 147,651 |
| The Growth Fund of America®, Inc.: | | | | | | |
| The Growth Fund of America® - Class R-3 | 308,357 | 625,897 | (317,540) | 558,650 | 736,153 | (177,503) |
| The Growth Fund of America® - Class R-4 | 4,947,208 | 7,430,469 | (2,483,261) | 4,354,240 | 6,267,949 | (1,913,709) |
| Hartford Mutual Funds, Inc.: | | | | | | |
| The Hartford Capital Appreciation Fund - Class R4 | 21,170 | 25,254 | (4,084) | 21,916 | 20,568 | 1,348 |
| The Hartford Dividend and Growth Fund - Class R4 | 21,290 | 2,953 | 18,337 | 2,198 | 3,872 | (1,674) |
| The Income Fund of America®, Inc.: | | | | | | |
| The Income Fund of America® - Class R-3 | 62,089 | 86,431 | (24,342) | 100,519 | 94,333 | 6,186 |
| ING Balanced Portfolio, Inc.: | | | | | | |
| ING Balanced Portfolio - Class I | 1,233,165 | 2,421,016 | (1,187,851) | 1,326,562 | 3,069,646 | (1,743,084) |
| ING Equity Trust: | | | | | | |
| ING Growth Opportunities Fund - Class A | 4,583 | 1 | 4,582 | - | - | - |
| ING Real Estate Fund - Class A | 32,551 | 54,563 | (22,012) | 84,411 | 87,388 | (2,977) |
| ING Value Choice Fund - Class A | 375 | 280 | 95 | 398 | 184 | 214 |
| ING Funds Trust: | | | | | | |
| ING GNMA Income Fund - Class A | 166,470 | 183,054 | (16,584) | 170,899 | 182,791 | (11,892) |
| ING Intermediate Bond Fund - Class A | 94,948 | 120,732 | (25,784) | 105,608 | 180,505 | (74,897) |
| ING Intermediate Bond Portfolio: | | | | | | |
| ING Intermediate Bond Portfolio - Class I | 7,006,370 | 7,422,458 | (416,088) | 3,765,002 | 4,310,213 | (545,211) |
| ING Intermediate Bond Portfolio - Class S | 20,006 | 5,224 | 14,782 | 35,798 | 5,661 | 30,137 |

231

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Year Ended December 31 | | | | | |
| | 2012 | | | 2011 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| ING Investors Trust: | | | | | | |
| ING Artio Foreign Portfolio - Service Class | - | 1,988,536 | (1,988,536) | 353,077 | 721,395 | (368,318) |
| ING BlackRock Health Sciences Opportunities Portfolio - Service Class | 408,408 | 326,785 | 81,623 | 530,814 | 465,080 | 65,734 |
| ING BlackRock Inflation Protected Bond Portfolio - Adviser Class | 7,650 | 5,922 | 1,728 | 6,915 | - | 6,915 |
| ING BlackRock Large Cap Growth Portfolio - Institutional Class | 1,027,893 | 1,741,253 | (713,360) | 2,148,326 | 2,232,277 | (83,951) |
| ING BlackRock Large Cap Growth Portfolio - Service Class | 49,983 | 53,958 | (3,975) | 65,252 | 32,298 | 32,954 |
| ING BlackRock Large Cap Growth Portfolio - Service 2 Class | 3,185 | 3,490 | (305) | 10,775 | 5,718 | 5,057 |
| ING Clarion Global Real Estate Portfolio - Adviser Class | 479 | 64 | 415 | 250 | - | 250 |
| ING Clarion Global Real Estate Portfolio - Institutional Class | 3,539,942 | 2,856,395 | 683,547 | 1,829,946 | 1,880,112 | (50,166) |
| ING Clarion Real Estate Portfolio - Adviser Class | 2,207 | 374 | 1,833 | 1,853 | 55 | 1,798 |
| ING Clarion Real Estate Portfolio - Institutional Class | 13,652 | 26,688 | (13,036) | 129,503 | 123,702 | 5,801 |
| ING Clarion Real Estate Portfolio - Service Class | 2,095,109 | 2,130,244 | (35,135) | 1,965,228 | 1,684,181 | 281,047 |
| ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Institutional Class | 2,736,643 | 81,739 | 2,654,904 | - | - | - |
| ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class | 2,810,199 | 4,313,475 | (1,503,276) | 1,726,596 | 1,232,467 | 494,129 |
| ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service 2 Class | - | 539 | (539) | 1,546 | 147 | 1,399 |
| ING Global Resources Portfolio - Adviser Class | - | 63 | (63) | 246 | - | 246 |
| ING Global Resources Portfolio - Institutional Class | - | 271 | (271) | - | - | - |
| ING Global Resources Portfolio - Service Class | 1,980,845 | 3,391,498 | (1,410,653) | 3,929,243 | 3,738,886 | 190,357 |
| ING Invesco Van Kampen Growth and Income Portfolio - Institutional Class | 659,173 | 25,169 | 634,004 | - | - | - |
| ING Invesco Van Kampen Growth and Income Portfolio - Service Class | 988,600 | 1,343,357 | (354,757) | 501,723 | 609,138 | (107,415) |
| ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | 4,147 | 5,772 | (1,625) | 3,522 | 6,188 | (2,666) |
| ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | 451,520 | 535,021 | (83,501) | 416,171 | 654,089 | (237,918) |
| ING JPMorgan Emerging Markets Equity Portfolio - Service Class | 359,741 | 461,748 | (102,007) | 391,473 | 564,440 | (172,967) |
| ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class | 483 | 1 | 482 | 975 | - | 975 |
| ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class | 902,124 | 51,066 | 851,058 | - | - | - |
| ING JPMorgan Small Cap Core Equity Portfolio - Service Class | 1,009,525 | 1,116,369 | (106,844) | 325,301 | 160,671 | 164,630 |
| ING Large Cap Growth Portfolio - Adviser Class | 2,897 | 1,019 | 1,878 | 13,547 | 2,579 | 10,968 |
| ING Large Cap Growth Portfolio - Institutional Class | 8,266,028 | 5,172,870 | 3,093,158 | 15,143,063 | 2,270,000 | 12,873,063 |
| ING Large Cap Growth Portfolio - Service Class | 20,187 | 20,118 | 69 | 119,762 | 311,721 | (191,959) |
| ING Large Cap Value Portfolio - Institutional Class | 3,757,148 | 6,214,442 | (2,457,294) | 15,598,606 | 7,324,577 | 8,274,029 |
| ING Large Cap Value Portfolio - Service Class | 29,020 | 52,101 | (23,081) | 120,854 | 26,502 | 94,352 |

| | Year Ended December 31 | | | | | |
|---|---|---|---|---|---|---|
| | **2012** | | | **2011** | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
| **ING Investors Trust (continued):** | | | | | | |
| ING Limited Maturity Bond Portfolio - Adviser Class | 1,673 | 5 | 1,668 | - | - | - |
| ING Marsico Growth Portfolio - Institutional Class | 356,498 | 367,780 | (11,282) | 339,657 | 356,752 | (17,095) |
| ING Marsico Growth Portfolio - Service Class | 13,630 | 53,553 | (39,923) | 33,722 | 28,792 | 4,930 |
| ING MFS Total Return Portfolio - Adviser Class | 757 | 8,339 | (7,582) | 13,769 | 10,292 | 3,477 |
| ING MFS Total Return Portfolio - Institutional Class | 451,494 | 881,592 | (430,098) | 624,541 | 1,079,643 | (455,102) |
| ING MFS Total Return Portfolio - Service Class | 312,779 | 420,982 | (108,203) | 357,365 | 439,753 | (82,388) |
| ING MFS Utilities Portfolio - Service Class | 753,582 | 859,544 | (105,962) | 847,213 | 696,790 | 150,423 |
| ING Morgan Stanley Global Franchise Portfolio - Adviser Class | 1,260 | - | 1,260 | 1,493 | - | 1,493 |
| ING PIMCO High Yield Portfolio - Adviser Class | 4,639 | 3,090 | 1,549 | 3,009 | 50 | 2,959 |
| ING PIMCO High Yield Portfolio - Institutional Class | 1,853,081 | 370,383 | 1,482,698 | 536,889 | 330,515 | 206,374 |
| ING PIMCO High Yield Portfolio - Service Class | 1,966,848 | 1,712,771 | 254,077 | 845,070 | 704,179 | 140,891 |
| ING Pioneer Fund Portfolio - Institutional Class | 369,480 | 556,118 | (186,638) | 412,781 | 394,635 | 18,146 |
| ING Pioneer Fund Portfolio - Service Class | 4,895 | 7,035 | (2,140) | 18,423 | 36,150 | (17,727) |
| ING Pioneer Mid Cap Value Portfolio - Adviser Class | 2,186 | 39 | 2,147 | - | - | - |
| ING Pioneer Mid Cap Value Portfolio - Institutional Class | 1,424,831 | 2,595,391 | (1,170,560) | 1,632,079 | 2,392,531 | (760,452) |
| ING Pioneer Mid Cap Value Portfolio - Service Class | 18,804 | 20,407 | (1,603) | 27,093 | 27,927 | (834) |
| ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class | 3,783 | 1,152 | 2,631 | 19,664 | 4,547 | 15,117 |
| ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class | 11,430,218 | 600,387 | 10,829,831 | - | - | - |
| ING T. Rowe Price Capital Appreciation Portfolio - Service Class | 13,216,984 | 17,510,563 | (4,293,579) | 8,658,513 | 6,099,671 | 2,558,842 |
| ING T. Rowe Price Equity Income Portfolio - Adviser Class | 10,765 | 14,203 | (3,438) | 30,214 | 19,911 | 10,303 |
| ING T. Rowe Price Equity Income Portfolio - Service Class | 3,724,306 | 4,315,386 | (591,080) | 1,417,824 | 1,693,804 | (275,980) |
| ING T. Rowe Price International Stock Portfolio - Adviser Class | 1,487 | 956 | 531 | 2,172 | 571 | 1,601 |
| ING T. Rowe Price International Stock Portfolio - Service Class | 142,591 | 179,649 | (37,058) | 199,414 | 213,436 | (14,022) |
| ING Templeton Global Growth Portfolio - Institutional Class | 27,243 | 28,273 | (1,030) | 15,342 | 13,885 | 1,457 |
| ING Templeton Global Growth Portfolio - Service Class | 124,975 | 104,939 | 20,036 | 224,056 | 181,115 | 42,941 |
| ING U.S. Stock Index Portfolio - Institutional Class | 122,251 | 120,297 | 1,954 | 103,395 | 44,402 | 58,993 |
| **ING Money Market Portfolio:** | | | | | | |
| ING Money Market Portfolio - Class I | 12,048,164 | 14,604,104 | (2,555,940) | 12,927,417 | 12,756,153 | 171,264 |

233

| | Year Ended December 31 | | | | | |
|---|---|---|---|---|---|---|
| | 2012 | | | 2011 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
| ING Mutual Funds: | | | | | | |
| ING Global Real Estate Fund - Class A | 4,521 | 3,830 | 691 | 2,102 | 870 | 1,232 |
| ING International Capital Appreciation Fund - Class I | - | 184 | (184) | 784 | 1,370 | (586) |
| ING International SmallCap Fund - Class A | 14,320 | 68,209 | (53,889) | 14,785 | 36,931 | (22,146) |
| ING Partners, Inc.: | | | | | | |
| ING American Century Small-Mid Cap Value Portfolio - Adviser Class | 519 | 1,047 | (528) | 3,671 | 807 | 2,864 |
| ING American Century Small-Mid Cap Value Portfolio - Initial Class | 819,341 | 45,373 | 773,968 | 494 | 15 | 479 |
| ING American Century Small-Mid Cap Value Portfolio - Service Class | 1,960,296 | 2,287,656 | (327,360) | 798,721 | 807,683 | (8,962) |
| ING Baron Growth Portfolio - Adviser Class | 2,196 | 5,369 | (3,173) | 9,563 | 12,264 | (2,701) |
| ING Baron Growth Portfolio - Service Class | 2,878,411 | 3,521,897 | (643,486) | 1,947,175 | 2,032,531 | (85,356) |
| ING Columbia Small Cap Value II Portfolio - Adviser Class | 2,270 | 974 | 1,296 | 36,182 | 13,749 | 22,433 |
| ING Columbia Small Cap Value II Portfolio - Service Class | 123,126 | 142,152 | (19,026) | 350,253 | 268,426 | 81,827 |
| ING Davis New York Venture Portfolio - Service Class | 165,045 | 242,395 | (77,350) | 192,362 | 305,032 | (112,670) |
| ING Fidelity® VIP Mid Cap Portfolio - Service Class | 555,082 | 810,362 | (255,280) | 225,045 | 616,337 | (391,292) |
| ING Global Bond Portfolio - Adviser Class | 2,107 | 5,671 | (3,564) | 2,663 | 7,749 | (5,086) |
| ING Global Bond Portfolio - Initial Class | 2,641,014 | 3,622,441 | (981,427) | 4,000,136 | 4,251,527 | (251,391) |
| ING Global Bond Portfolio - Service Class | 73,376 | 47,659 | 25,717 | 121,701 | 139,022 | (17,321) |
| ING Growth and Income Core Portfolio - Adviser Class | 2,098 | 5,499 | (3,401) | 44,733 | 17,127 | 27,606 |
| ING Growth and Income Core Portfolio - Initial Class | 331,076 | 851,173 | (520,097) | 890,698 | 1,171,010 | (280,312) |
| ING Index Solution 2015 Portfolio - Initial Class | 18,887 | 124 | 18,763 | 891 | - | 891 |
| ING Index Solution 2015 Portfolio - Service Class | 17,022 | 3,437 | 13,585 | 41,746 | 2,413 | 39,333 |
| ING Index Solution 2015 Portfolio - Service 2 Class | 29,876 | 20,722 | 9,154 | 39,861 | 29,740 | 10,121 |
| ING Index Solution 2025 Portfolio - Initial Class | 55,762 | 29,723 | 26,039 | 5,946 | - | 5,946 |
| ING Index Solution 2025 Portfolio - Service Class | 2,528 | 84 | 2,444 | 13,767 | 12,000 | 1,767 |
| ING Index Solution 2025 Portfolio - Service 2 Class | 113,272 | 88,106 | 25,166 | 101,430 | 55,060 | 46,370 |
| ING Index Solution 2035 Portfolio - Initial Class | 36,127 | 15,169 | 20,958 | 3,566 | 462 | 3,104 |
| ING Index Solution 2035 Portfolio - Service Class | 5,887 | 182 | 5,705 | 15,139 | 10,109 | 5,030 |
| ING Index Solution 2035 Portfolio - Service 2 Class | 78,051 | 75,337 | 2,714 | 90,551 | 44,279 | 46,272 |

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

ING Partners, Inc. (continued):

| | Year Ended December 31 | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 2012 | | | 2011 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
| ING Index Solution 2045 Portfolio - Initial Class | 2,781 | 1,021 | 1,760 | 1,217 | - | 1,217 |
| ING Index Solution 2045 Portfolio - Service Class | 925 | 14 | 911 | 1,486 | 17 | 1,469 |
| ING Index Solution 2045 Portfolio - Service 2 Class | 71,396 | 52,330 | 19,066 | 50,563 | 18,046 | 32,517 |
| ING Index Solution 2055 Portfolio - Initial Class | 1,721 | 124 | 1,597 | 35 | - | 35 |
| ING Index Solution 2055 Portfolio - Service Class | 11,769 | 1,516 | 10,253 | 7,450 | 1,848 | 5,602 |
| ING Index Solution 2055 Portfolio - Service 2 Class | 3,849 | 1,303 | 2,546 | 5,660 | 862 | 4,798 |
| ING Index Solution Income Portfolio - Service Class | 32,409 | - | 32,409 | 56,971 | 5,760 | 51,211 |
| ING Index Solution Income Portfolio - Service 2 Class | 17,815 | 15,686 | 2,129 | 3,857 | 1,676 | 2,181 |
| ING Invesco Van Kampen Comstock Portfolio - Adviser Class | 1,967 | 3,238 | (1,271) | 3,233 | 3,387 | (154) |
| ING Invesco Van Kampen Comstock Portfolio - Service Class | 446,592 | 847,723 | (401,131) | 607,096 | 941,170 | (334,074) |
| ING Invesco Van Kampen Equity and Income Portfolio - Adviser Class | 917 | 2,007 | (1,090) | 14,297 | 2,776 | 11,521 |
| ING Invesco Van Kampen Equity and Income Portfolio - Initial Class | 1,719,834 | 3,196,512 | (1,476,678) | 3,230,645 | 4,541,528 | (1,310,883) |
| ING Invesco Van Kampen Equity and Income Portfolio - Service Class | 1,088 | 606 | 482 | 1,364 | 855 | 509 |
| ING JPMorgan Mid Cap Value Portfolio - Adviser Class | 1,289 | 2,587 | (1,298) | 4,337 | 10,335 | (5,998) |
| ING JPMorgan Mid Cap Value Portfolio - Initial Class | 90,643 | 1,038 | 89,605 | - | - | - |
| ING JPMorgan Mid Cap Value Portfolio - Service Class | 576,821 | 385,377 | 191,444 | 386,702 | 417,534 | (30,832) |
| ING Oppenheimer Global Portfolio - Adviser Class | 2,291 | 3,819 | (1,528) | 11,592 | 4,855 | 6,737 |
| ING Oppenheimer Global Portfolio - Initial Class | 3,853,300 | 7,723,403 | (3,870,103) | 5,014,563 | 8,223,514 | (3,208,951) |
| ING Oppenheimer Global Portfolio - Service Class | 8,904 | 6,074 | 2,830 | 7,423 | 3,859 | 3,564 |
| ING PIMCO Total Return Portfolio - Adviser Class | 8,610 | 14,681 | (6,071) | 80,738 | 42,289 | 38,449 |
| ING PIMCO Total Return Portfolio - Initial Class | 27,947 | 6,223 | 21,724 | 7,652 | 67 | 7,585 |
| ING PIMCO Total Return Portfolio - Service Class | 4,884,316 | 4,446,517 | 437,799 | 5,362,700 | 5,384,576 | (21,876) |
| ING Pioneer High Yield Portfolio - Initial Class | 704,247 | 627,449 | 76,798 | 968,504 | 863,802 | 104,702 |
| ING Pioneer High Yield Portfolio - Service Class | 23,381 | 22,583 | 798 | 19,735 | 17,773 | 1,962 |
| ING Solution 2015 Portfolio - Adviser Class | - | 1,366 | (1,366) | 33,488 | 7,037 | 26,451 |
| ING Solution 2015 Portfolio - Initial Class | 128,792 | 4,476 | 124,316 | - | - | - |
| ING Solution 2015 Portfolio - Service Class | 1,595,848 | 1,556,098 | 39,750 | 1,868,878 | 1,636,193 | 232,685 |
| ING Solution 2015 Portfolio - Service 2 Class | 536,560 | 922,271 | (385,711) | 706,826 | 762,808 | (55,982) |
| ING Solution 2025 Portfolio - Adviser Class | 753 | 1,523 | (770) | 7,271 | 2,677 | 4,594 |
| ING Solution 2025 Portfolio - Initial Class | 50,607 | 292 | 50,315 | - | - | - |
| ING Solution 2025 Portfolio - Service Class | 2,154,944 | 1,629,991 | 524,953 | 2,503,508 | 1,694,726 | 808,782 |
| ING Solution 2025 Portfolio - Service 2 Class | 683,477 | 1,191,591 | (508,114) | 745,378 | 726,430 | 18,948 |

| | **Year Ended December 31** | | | | | |
| | **2012** | | | **2011** | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| ING Partners, Inc. (continued): | | | | | | |
| ING Solution 2035 Portfolio - Adviser Class | 219 | 10,271 | (10,052) | 12,311 | 14,293 | (1,982) |
| ING Solution 2035 Portfolio - Initial Class | 124,886 | 194 | 124,692 | - | - | - |
| ING Solution 2035 Portfolio - Service Class | 2,207,545 | 1,456,918 | 750,627 | 2,399,857 | 1,485,358 | 914,499 |
| ING Solution 2035 Portfolio - Service 2 Class | 726,263 | 1,005,253 | (278,990) | 622,211 | 603,092 | 19,119 |
| ING Solution 2045 Portfolio - Adviser Class | 44 | 1,310 | (1,266) | 4,229 | 434 | 3,795 |
| ING Solution 2045 Portfolio - Initial Class | 89,495 | 12,562 | 76,933 | - | - | - |
| ING Solution 2045 Portfolio - Service Class | 1,861,735 | 1,348,567 | 513,168 | 1,894,220 | 1,147,485 | 746,735 |
| ING Solution 2045 Portfolio - Service 2 Class | 490,131 | 777,390 | (287,259) | 435,737 | 409,744 | 25,993 |
| ING Solution 2055 Portfolio - Initial Class | 9,827 | - | 9,827 | - | - | - |
| ING Solution 2055 Portfolio - Service Class | 234,581 | 93,240 | 141,341 | 191,599 | 80,464 | 111,135 |
| ING Solution 2055 Portfolio - Service 2 Class | 28,883 | 17,479 | 11,404 | 17,375 | 8,707 | 8,668 |
| ING Solution Growth Portfolio - Service Class | 69,871 | 43,691 | 26,180 | 98,395 | 36,165 | 62,230 |
| ING Solution Income Portfolio - Adviser Class | - | 5,700 | (5,700) | 14,120 | 72,389 | (58,269) |
| ING Solution Income Portfolio - Initial Class | 192,980 | - | 192,980 | - | - | - |
| ING Solution Income Portfolio - Service Class | 506,672 | 637,329 | (130,657) | 525,658 | 424,762 | 100,896 |
| ING Solution Income Portfolio - Service 2 Class | 85,606 | 153,525 | (67,919) | 152,073 | 369,335 | (217,262) |
| ING Solution Moderate Portfolio - Service Class | 107,191 | 86,576 | 20,615 | 101,108 | 42,837 | 58,271 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | 1,588 | 2,024 | (436) | 3,011 | 4,768 | (1,757) |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | 2,004,593 | 3,976,514 | (1,971,921) | 2,987,974 | 4,455,573 | (1,467,599) |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | 14,836 | 18,794 | (3,958) | 12,421 | 8,632 | 3,789 |
| ING T. Rowe Price Growth Equity Portfolio - Adviser Class | 3,373 | 12,112 | (8,739) | 18,295 | 21,090 | (2,795) |
| ING T. Rowe Price Growth Equity Portfolio - Initial Class | 3,623,596 | 3,346,796 | 276,800 | 1,836,940 | 2,279,039 | (442,099) |
| ING T. Rowe Price Growth Equity Portfolio - Service Class | 45,715 | 25,790 | 19,925 | 60,573 | 55,997 | 4,576 |
| ING Templeton Foreign Equity Portfolio - Adviser Class | 6,489 | 3,941 | 2,548 | 42,657 | 20,292 | 22,365 |
| ING Templeton Foreign Equity Portfolio - Initial Class | 3,997,550 | 2,632,117 | 1,365,433 | 1,320,471 | 2,097,122 | (776,651) |
| ING Templeton Foreign Equity Portfolio - Service Class | 37,814 | 21,462 | 16,352 | 7,170 | 6,217 | 953 |
| ING UBS U.S. Large Cap Equity Portfolio - Adviser Class | 79 | 1,696 | (1,617) | 2,196 | 1,186 | 1,010 |
| ING UBS U.S. Large Cap Equity Portfolio - Initial Class | 298,585 | 774,879 | (476,294) | 367,446 | 1,005,809 | (638,363) |
| ING UBS U.S. Large Cap Equity Portfolio - Service Class | 684 | 1,018 | (334) | 246 | - | 246 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Year Ended December 31 | | | | | |
|---|---|---|---|---|---|---|
| | **2012** | | | **2011** | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
| ING Series Fund, Inc.: | | | | | | |
| ING Core Equity Research Fund - Class A | 5,079 | 6,868 | (1,789) | 12,973 | 13,552 | (579) |
| ING Strategic Allocation Portfolios, Inc.: | | | | | | |
| ING Strategic Allocation Conservative Portfolio - Class I | 462,005 | 583,913 | (121,908) | 588,721 | 545,084 | 43,637 |
| ING Strategic Allocation Growth Portfolio - Class I | 535,864 | 828,605 | (292,741) | 721,640 | 796,849 | (75,209) |
| ING Strategic Allocation Moderate Portfolio - Class I | 748,449 | 968,717 | (220,268) | 893,158 | 1,047,207 | (154,049) |
| ING Variable Funds: | | | | | | |
| ING Growth and Income Portfolio - Class A | 2,095 | 19,964 | (17,869) | 34,567 | 7,934 | 26,633 |
| ING Growth and Income Portfolio - Class I | 1,864,713 | 7,232,016 | (5,367,303) | 3,234,740 | 8,466,661 | (5,231,921) |
| ING Growth and Income Portfolio - Class S | 608,021 | 812,449 | (204,428) | 746,696 | 150,865 | 595,831 |
| ING Variable Insurance Trust: | | | | | | |
| ING GET U.S. Core Portfolio - Series 7 | - | 93,937 | (93,937) | - | 41,033 | (41,033) |
| ING GET U.S. Core Portfolio - Series 8 | - | 32,510 | (32,510) | - | 1,222 | (1,222) |
| ING GET U.S. Core Portfolio - Series 9 | - | 9,624 | (9,624) | - | 3,652 | (3,652) |
| ING GET U.S. Core Portfolio - Series 10 | - | 4,592 | (4,592) | - | 1,543 | (1,543) |
| ING GET U.S. Core Portfolio - Series 11 | - | 2,390 | (2,390) | - | 8 | (8) |
| ING Variable Portfolios, Inc.: | | | | | | |
| ING BlackRock Science and Technology Opportunities Portfolio - Adviser Class | - | 67 | (67) | 262 | - | 262 |
| ING BlackRock Science and Technology Opportunities Portfolio - Class I | 2,266,985 | 3,099,304 | (832,319) | 3,845,670 | 3,644,092 | 201,578 |
| ING Index Plus LargeCap Portfolio - Class I | 1,493,118 | 2,945,083 | (1,451,965) | 1,908,535 | 3,425,158 | (1,516,623) |
| ING Index Plus LargeCap Portfolio - Class S | 2,806 | 8,454 | (5,648) | 6,678 | 3,138 | 3,540 |
| ING Index Plus MidCap Portfolio - Class I | 2,848,417 | 3,864,188 | (1,015,771) | 2,206,087 | 3,194,471 | (988,384) |
| ING Index Plus MidCap Portfolio - Class S | 3,212 | 8,325 | (5,113) | 3,850 | 20,710 | (16,860) |
| ING Index Plus SmallCap Portfolio - Class I | 1,021,367 | 1,743,724 | (722,357) | 1,187,003 | 1,837,098 | (650,095) |
| ING Index Plus SmallCap Portfolio - Class S | 2,033 | 4,264 | (2,231) | 8,484 | 5,753 | 2,731 |
| ING International Index Portfolio - Class I | 596,218 | 593,093 | 3,125 | 652,390 | 642,818 | 9,572 |
| ING International Index Portfolio - Class S | 10 | 225 | (215) | 1,759 | 2,148 | (389) |
| ING Russell™ Large Cap Growth Index Portfolio - Class I | 328,006 | 148,739 | 179,267 | 250,605 | 157,536 | 93,069 |

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

|  | Year Ended December 31 | | | | | |
|---|---|---|---|---|---|---|
|  | 2012 | | | 2011 | | |
|  | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
| ING Variable Portfolios, Inc. (continued): | | | | | | |
| ING Russell™ Large Cap Growth Index Portfolio - Class S | 36,515 | 41,596 | (5,081) | 47,175 | 43,117 | 4,058 |
| ING Russell™ Large Cap Index Portfolio - Class I | 1,422,438 | 726,377 | 696,061 | 666,388 | 447,636 | 218,752 |
| ING Russell™ Large Cap Index Portfolio - Class S | 3,677 | 331 | 3,346 | - | 35 | (35) |
| ING Russell™ Large Cap Value Index Portfolio - Class I | 4,404 | 1,478 | 2,926 | 4,635 | 1,581 | 3,054 |
| ING Russell™ Large Cap Value Index Portfolio - Class S | 130,689 | 81,565 | 49,124 | 145,739 | 110,586 | 35,153 |
| ING Russell™ Mid Cap Growth Index Portfolio - Class S | 143,041 | 153,238 | (10,197) | 201,408 | 156,834 | 44,574 |
| ING Russell™ Mid Cap Index Portfolio - Class I | 2,104,354 | 879,247 | 1,225,107 | 418,472 | 270,989 | 147,483 |
| ING Russell™ Small Cap Index Portfolio - Class I | 731,375 | 329,820 | 401,555 | 461,382 | 295,679 | 165,703 |
| ING Small Company Portfolio - Class I | 744,340 | 1,078,339 | (333,999) | 891,207 | 1,216,714 | (325,507) |
| ING Small Company Portfolio - Class S | 1,283 | 1,431 | (148) | 3,269 | 245 | 3,024 |
| ING U.S. Bond Index Portfolio - Class I | 676,131 | 532,536 | 143,595 | 724,398 | 407,676 | 316,722 |
| ING Variable Products Trust: | | | | | | |
| ING International Value Portfolio - Class I | 2,501,787 | 3,424,829 | (923,042) | 940,040 | 1,721,098 | (781,058) |
| ING International Value Portfolio - Class S | 1,704 | 4,501 | (2,797) | 3,371 | 4,711 | (1,340) |
| ING MidCap Opportunities Portfolio - Class I | 1,174,727 | 500,342 | 674,385 | 1,207,850 | 646,052 | 561,798 |
| ING MidCap Opportunities Portfolio - Class S | 46,405 | 88,765 | (42,360) | 66,193 | 99,938 | (33,745) |
| ING SmallCap Opportunities Portfolio - Class I | 777,668 | 483,236 | 294,432 | 1,173,326 | 1,057,523 | 115,803 |
| ING SmallCap Opportunities Portfolio - Class S | 368 | 1,547 | (1,179) | 1,327 | 10,320 | (8,993) |
| Janus Aspen Series: | | | | | | |
| Janus Aspen Series Balanced Portfolio - Institutional Shares | 291 | 166 | 125 | 502 | 3,385 | (2,883) |
| Janus Aspen Series Enterprise Portfolio - Institutional Shares | 1,636 | 2,038 | (402) | 638 | 1,936 | (1,298) |
| Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | 190 | 1,208 | (1,018) | 596 | 784 | (188) |
| Janus Aspen Series Janus Portfolio - Institutional Shares | 385 | 219 | 166 | 133 | 1,264 | (1,131) |
| Janus Aspen Series Worldwide Portfolio - Institutional Shares | 826 | 845 | (19) | 701 | 2,386 | (1,685) |
| JPMorgan Trust II: | | | | | | |
| JPMorgan Government Bond Fund - Select Class | 966 | 1 | 965 | - | - | - |
| The Lazard Funds, Inc.: | | | | | | |
| Lazard U.S. Mid Cap Equity Portfolio - Open Shares | 713,029 | 593,589 | 119,440 | 319,194 | 154,166 | 165,028 |

| | Year Ended December 31 | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **2012** | | | **2011** | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
| LKCM Funds: | | | | | | |
| LKCM Aquinas Growth Fund | 3,634 | 1,967 | 1,667 | 24,980 | 23,598 | 1,382 |
| Loomis Sayles Funds I: | | | | | | |
| Loomis Sayles Small Cap Value Fund - Retail Class | 317,956 | 147,757 | 170,199 | 426,317 | 171,051 | 255,266 |
| Lord Abbett Developing Growth Fund, Inc.: | | | | | | |
| Lord Abbett Developing Growth Fund, Inc. - Class A | 9,570 | 8,962 | 608 | 6,620 | 2,549 | 4,071 |
| Lord Abbett Investment Trust: | | | | | | |
| Lord Abbett Core Fixed Income Fund - Class A | 794 | 256 | 538 | 4,680 | 186 | 4,494 |
| Lord Abbett Mid-Cap Stock Fund, Inc.: | | | | | | |
| Lord Abbett Mid-Cap Stock Fund, Inc. - Class A | 25,682 | 64,596 | (38,914) | 70,508 | 73,959 | (3,451) |
| Lord Abbett Research Fund, Inc.: | | | | | | |
| Lord Abbett Small-Cap Value Fund - Class A | 4,580 | 7,532 | (2,952) | 26,472 | 55,454 | (28,982) |
| Lord Abbett Securities Trust: | | | | | | |
| Lord Abbett Fundamental Equity Fund - Class A | 10,434 | 1,948 | 8,486 | 5,471 | 1,620 | 3,851 |
| Lord Abbett Series Fund, Inc.: | | | | | | |
| Lord Abbett Series Fund - Mid-Cap Stock Portfolio - Class VC | 2,105,814 | 2,584,195 | (478,381) | 1,618,785 | 1,811,827 | (193,042) |
| MainStay Funds: | | | | | | |
| MainStay Large Cap Growth Fund - Class R3 | 34,696 | 4,158 | 30,538 | - | - | - |
| Massachusetts Investors Growth Stock Fund: | | | | | | |
| Massachusetts Investors Growth Stock Fund - Class A | 41,546 | 25,747 | 15,799 | 27,552 | 23,357 | 4,195 |
| Neuberger Berman Equity Funds®: | | | | | | |
| Neuberger Berman Genesis Fund® - Trust Class | 6,086 | 4,362 | 1,724 | 5,514 | 35 | 5,479 |
| Neuberger Berman Socially Responsive Fund® - Trust Class | 249,950 | 472,913 | (222,963) | 693,763 | 352,421 | 341,342 |
| New Perspective Fund®, Inc.: | | | | | | |
| New Perspective Fund®, Inc. - Class R-3 | 57,483 | 171,732 | (114,249) | 106,824 | 137,030 | (30,206) |
| New Perspective Fund®, Inc. - Class R-4 | 2,373,994 | 1,942,250 | 431,744 | 1,214,021 | 1,182,941 | 31,080 |
| Oppenheimer Capital Appreciation Fund: | | | | | | |
| Oppenheimer Capital Appreciation Fund - Class A | 48,708 | 42,937 | 5,771 | 12,403 | 16,627 | (4,224) |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Year Ended December 31 | | | | | |
| | 2012 | | | 2011 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| Oppenheimer Developing Markets Fund: | | | | | | |
| Oppenheimer Developing Markets Fund - Class A | 1,360,369 | 1,801,873 | (441,504) | 1,258,395 | 1,364,201 | (105,806) |
| Oppenheimer Developing Markets Fund - Class Y | 3,385,861 | 137,536 | 3,248,325 | - | - | - |
| Oppenheimer Gold & Special Minerals Fund: | | | | | | |
| Oppenheimer Gold & Special Minerals Fund - Class A | 2,804 | 1,955 | 849 | 2,807 | 4,409 | (1,602) |
| Oppenheimer International Bond Fund: | | | | | | |
| Oppenheimer International Bond Fund - Class A | 8,544 | 10,109 | (1,565) | 8,520 | 771 | 7,749 |
| Oppenheimer Variable Account Funds: | | | | | | |
| Oppenheimer Global Securities Fund/VA | 271 | 1,127 | (856) | 476 | 2,767 | (2,291) |
| Oppenheimer Global Strategic Income Fund/VA | 23 | 489 | (466) | 246 | 595 | (349) |
| Oppenheimer Main Street Fund®/VA | 7 | 819 | (812) | - | 926 | (926) |
| Oppenheimer Main Street Small- & Mid-Cap Fund®/VA | 182,436 | 175,408 | 7,028 | 218,051 | 270,198 | (52,147) |
| Oppenheimer Small- & Mid-Cap Growth Fund/VA | 3,344 | 676 | 2,668 | - | 464 | (464) |
| Parnassus Income Funds: | | | | | | |
| Parnassus Equity Income Fund - Investor Shares | 56,142 | 162 | 55,980 | 2,997 | - | 2,997 |
| Pax World Funds Series Trust I: | | | | | | |
| Pax World Balanced Fund - Individual Investor Class | 648,309 | 1,109,169 | (460,860) | 674,437 | 992,935 | (318,498) |
| PIMCO Variable Insurance Trust: | | | | | | |
| PIMCO Real Return Portfolio - Administrative Class | 7,939,234 | 5,360,948 | 2,578,286 | 5,687,875 | 3,878,698 | 1,809,177 |
| Pioneer Equity Income Fund: | | | | | | |
| Pioneer Equity Income Fund - Class Y | 113,259 | 2,560 | 110,699 | - | - | - |
| Pioneer High Yield Fund: | | | | | | |
| Pioneer High Yield Fund - Class A | 49,789 | 219,656 | (169,867) | 129,379 | 164,025 | (34,646) |
| Pioneer Strategic Income Fund: | | | | | | |
| Pioneer Strategic Income Fund - Class A | 106,789 | 5,311 | 101,478 | 22,477 | 163 | 22,314 |
| Pioneer Variable Contracts Trust: | | | | | | |
| Pioneer Emerging Markets VCT Portfolio - Class I | 469,378 | 887,029 | (417,651) | 774,618 | 1,293,891 | (519,273) |
| Pioneer High Yield VCT Portfolio - Class I | 514,040 | 462,880 | 51,160 | 609,893 | 537,946 | 71,947 |
| Pioneer Mid Cap Value VCT Portfolio - Class I | - | 7 | (7) | 7 | - | 7 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Year Ended December 31 | | | | | |
| | 2012 | | | 2011 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| **RiverSource® Investment Series, Inc.:** | | | | | | |
| Columbia Diversified Equity Income Fund - Class K | 293,676 | 243,332 | 50,344 | 427,205 | 327,715 | 99,490 |
| Columbia Diversified Equity Income Fund - Class R4 | 5,809 | 4,833 | 976 | 1,425 | 11,122 | (9,697) |
| **The Royce Fund:** | | | | | | |
| Royce Total Return Fund - Class K | 179 | 90 | 89 | 3 | - | 3 |
| **SmallCap World Fund, Inc.:** | | | | | | |
| SMALLCAP World Fund® - Class R-4 | 364,129 | 373,316 | (9,187) | 506,249 | 422,821 | 83,428 |
| **T. Rowe Price Mid-Cap Value Fund, Inc.:** | | | | | | |
| T. Rowe Price Mid-Cap Value Fund - R Class | 5,500 | 3,360 | 2,140 | 22,130 | 31,238 | (9,108) |
| **T. Rowe Price Value Fund, Inc.:** | | | | | | |
| T. Rowe Price Value Fund - Advisor Class | 5,070 | 3,279 | 1,791 | 4,348 | 2,876 | 1,472 |
| **Templeton Funds, Inc.:** | | | | | | |
| Templeton Foreign Fund - Class A | 22,080 | 29,530 | (7,450) | 56,362 | 46,312 | 10,050 |
| **Templeton Income Trust:** | | | | | | |
| Templeton Global Bond Fund - Advisor Class | 3,638,576 | 131,445 | 3,507,131 | - | - | - |
| Templeton Global Bond Fund - Class A | 2,976,521 | 4,055,644 | (1,079,123) | 3,398,232 | 3,032,077 | 366,155 |
| **Thornburg Investment Trust:** | | | | | | |
| Thornburg International Value Fund - Class R4 | 3,459 | 5,895 | (2,436) | 5,386 | 19 | 5,367 |
| **USAA Investment Trust:** | | | | | | |
| USAA Precious Metals and Minerals Fund - Adviser Shares | 1,020,359 | 509,694 | 510,665 | 761,742 | 210,142 | 551,600 |
| **Van Kampen Equity Trust II:** | | | | | | |
| Invesco Van Kampen American Franchise Fund - Class I Shares | 799,175 | 97,178 | 701,997 | - | - | - |
| **Vanguard® Variable Insurance Fund:** | | | | | | |
| Diversified Value Portfolio | 237 | 778 | (541) | 279 | 813 | (534) |
| Equity Income Portfolio | 12,746 | 9,368 | 3,378 | 3,888 | 2,399 | 1,489 |
| Small Company Growth Portfolio | 547 | 5,463 | (4,916) | 3,823 | 5,230 | (1,407) |
| **The Victory Portfolios:** | | | | | | |
| Victory Small Company Opportunity Fund - Class R | 926 | 120 | 806 | 110 | - | 110 |
| **Wanger Advisors Trust:** | | | | | | |
| Wanger International | 1,884,798 | 1,522,652 | 362,146 | 1,331,698 | 1,027,764 | 303,934 |
| Wanger Select | 1,455,262 | 2,054,625 | (599,363) | 1,615,339 | 2,027,808 | (412,469) |
| Wanger USA | 2,142,008 | 1,646,399 | 495,609 | 1,285,069 | 878,753 | 406,316 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | **Year ended December 31** | | | | | |
| | **2012** | | | **2011** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| Washington Mutual Investors Fund[SM], Inc.: | | | | | | |
| Washington Mutual Investors Fund[SM], Inc. - Class R-3 | 113,020 | 156,742 | (43,722) | 167,382 | 195,225 | (27,843) |
| Washington Mutual Investors Fund[SM], Inc. - Class R-4 | 1,506,976 | 1,712,256 | (205,280) | 1,751,765 | 1,711,423 | 40,342 |
| Wells Fargo Funds Trust: | | | | | | |
| Wells Fargo Advantage Small Cap Value Fund - Class A | 2,486 | 1,368 | 1,118 | 1,482 | 1,465 | 17 |
| Wells Fargo Advantage Special Small Cap Value Fund - Class A | 549,994 | 787,628 | (237,634) | 731,511 | 1,052,948 | (321,437) |

## 8. Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2012, 2011, 2010, 2009, and 2008, follows:

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Invesco Mid Cap Core Equity Fund - Class A** | | | | | | | | | | | | |
| 2012 | 314 | $13.63 | to | $16.93 | $ 4,552 | 0.51% | 0.00% | to | 1.70% | 8.48% | to | 10.43% |
| 2011 | 371 | $12.54 | to | $15.49 | $ 4,891 | - | 0.00% | to | 1.70% | -7.81% | to | -6.25% |
| 2010 | 361 | $13.57 | to | $16.69 | $ 5,115 | 0.08% | 0.00% | to | 1.70% | 10.66% | to | 12.54% |
| 2009 | 179 | $12.24 | to | $14.98 | $ 2,312 | 0.16% | 0.00% | to | 1.60% | 28.13% | to | 29.73% |
| 2008 | 23 | $9.81 | to | $11.62 | $ 232 | 0.80% | 0.30% | to | 1.60% | -28.60% | to | -27.91% |
| **Invesco Small Cap Growth Fund - Class A** | | | | | | | | | | | | |
| 2012 | 2 | $16.58 | | | $ 26 | - | 1.00% | | | 17.17% | | |
| 2011 | 2 | $14.15 | | | $ 32 | - | 1.00% | | | -2.28% | | |
| 2010 | 3 | $14.48 | | | $ 42 | - | 1.00% | | | 25.04% | | |
| 2009 | 3 | $11.58 | | | $ 31 | - | 1.00% | | | 33.26% | | |
| 2008 | 2 | $8.69 | | | $ 20 | - | 1.00% | | | -39.40% | | |
| **Invesco International Growth Fund - Class R5** | | | | | | | | | | | | |
| 2012 | 3 | $10.24 | | | $ 30 | (e) | 0.95% | | | (e) | | |
| 2011 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2010 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2009 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2008 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| **Invesco Endeavor Fund - Class A** | | | | | | | | | | | | |
| 2012 | 2 | $14.15 | to | $14.54 | $ 36 | (g) | 0.45% | to | 1.40% | (g) | | |
| 2011 | - | | | $12.26 | - | (d) | | | 0.75% | (d) | | |
| 2010 | (d) | | | (d) | (d) | (d) | | | (d) | (d) | | |
| 2009 | (d) | | | (d) | (d) | (d) | | | (d) | (d) | | |
| 2008 | (d) | | | (d) | (d) | (d) | | | (d) | (d) | | |

243

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**


| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Invesco Global Health Care Fund - Investor Class | | | | | | |
| 2012 | 6 | $38.71 to $41.72 | $ 234 | 0.49% | 0.50% to 1.50% | 18.96% to 20.16% |
| 2011 | 5 | $32.54 to $34.72 | $ 176 | 0.56% | 0.50% to 1.50% | 3.00% to 3.49% |
| 2010 | 6 | $31.62 to $33.40 | $ 183 | - | 0.55% to 1.55% | 3.00% to 4.05% |
| 2009 | 5 | $30.63 to $32.10 | $ 164 | - | 0.55% to 1.60% | 25.43% to 26.73% |
| 2008 | 5 | $24.42 to $25.33 | $ 122 | - | 0.55% to 1.60% | -29.52% to -28.79% |
| Invesco Small Cap Value Fund - Class A | | | | | | |
| 2012 | 8 | $17.69 to $18.65 | $ 141 | - | 0.30% to 1.75% | 20.42% to 22.13% |
| 2011 | 5 | $14.69 to $15.27 | $ 82 | - | 0.30% to 1.75% | -9.82% to -8.45% |
| 2010 | 7 | $16.29 to $16.68 | $ 120 | (f) | 0.30% to 1.75% | (f) |
| 2009 | 6 | $12.91 | $ 72 | (b) | 0.45% | (b) |
| 2008 | (b) | (b) | (b) | (b) | (b) | (b) |
| Invesco V.I. Core Equity Fund - Series I Shares | | | | | | |
| 2012 | 3,096 | $9.11 to $16.08 | $ 34,682 | 0.97% | 0.00% to 1.95% | 11.59% to 13.87% |
| 2011 | 3,494 | $8.08 to $14.19 | $ 34,790 | 0.97% | 0.00% to 1.95% | -2.01% |
| 2010 | 3,820 | $8.17 to $14.12 | $ 38,408 | 0.94% | 0.00% to 1.95% | 7.44% to 9.68% |
| 2009 | 4,159 | $7.53 to $12.96 | $ 38,603 | 1.79% | 0.00% to 1.95% | 25.79% to 28.38% |
| 2008 | 4,319 | $5.93 to $10.25 | $ 31,654 | 2.26% | 0.00% to 1.95% | -31.20% to -30.12% |
| Alger Capital Appreciation Fund - Class A | | | | | | |
| 2012 | 35 | $13.55 to $13.93 | $ 492 | (e) | 0.25% to 1.20% | (e) |
| 2011 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2010 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2009 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2008 | (e) | (e) | (e) | (e) | (e) | (e) |
| Alger Green Fund - Class A | | | | | | |
| 2012 | 135 | $9.35 to $15.58 | $ 2,030 | 0.16% | 0.00% to 1.50% | 13.20% to 14.90% |
| 2011 | 123 | $8.25 to $13.56 | $ 1,622 | - | 0.00% to 1.50% | -6.66% to -5.24% |
| 2010 | 114 | $8.90 to $14.36 | $ 1,614 | - | 0.00% to 1.50% | 7.97% to 9.57% |
| 2009 | 91 | $8.26 to $13.24 | $ 1,064 | (b) | 0.00% to 1.50% | (b) |
| 2008 | (b) | (b) | (b) | (b) | (b) | (b) |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| AllianceBernstein Growth and Income Fund, Inc. - Class A | | | | | | |
| 2012 | 16 | $12.65 to $13.23 | $ 201 | 1.07% | 0.60% to 1.10% | 16.16% to 16.87% |
| 2011 | 16 | $10.71 to $11.32 | $ 172 | 1.10% | 0.60% to 1.30% | 4.18% to 4.91% |
| 2010 | 18 | $10.14 to $10.79 | $ 191 | 0.52% | 0.60% to 1.50% | 11.39% to 12.40% |
| 2009 | 21 | $9.07 to $9.60 | $ 196 | 1.17% | 0.60% to 1.55% | 19.03% to 20.15% |
| 2008 | 19 | $7.62 to $7.94 | $ 146 | 2.26% | 0.70% to 1.55% | -41.57% to -41.19% |
| AllianceBernstein Growth and Income Portfolio - Class A | | | | | | |
| 2012 | 36 | $13.33 to $13.44 | $ 476 | 1.69% | 1.15% to 1.25% | 16.11% to 16.16% |
| 2011 | 41 | $11.48 to $11.57 | $ 473 | 1.29% | 1.15% to 1.25% | 5.03% to 5.18% |
| 2010 | 42 | $10.93 to $11.11 | $ 457 | - | 1.00% to 1.25% | 11.64% to 12.00% |
| 2009 | 44 | $9.79 to $9.92 | $ 434 | 3.98% | 1.00% to 1.25% | 19.39% to 19.52% |
| 2008 | 45 | $8.20 to $8.30 | $ 371 | 2.17% | 1.00% to 1.25% | -41.39% to -41.18% |
| Allianz NFJ Dividend Value Fund - Class A | | | | | | |
| 2012 | 13 | $15.74 to $15.91 | $ 206 | 2.60% | 0.70% to 1.00% | 12.83% |
| 2011 | 13 | $13.95 to $14.03 | $ 179 | 2.29% | 0.80% to 1.00% | 2.05% |
| 2010 | 19 | $13.67 to $13.74 | $ 258 | 3.06% | 0.70% to 1.00% | 11.96% |
| 2009 | 11 | $12.21 | $ 134 | (b) | 1.00% | (b) |
| 2008 | (b) | (b) | (b) | (b) | (b) | (b) |
| Allianz NFJ Large-Cap Value Fund - Institutional Class | | | | | | |
| 2012 | 4 | $9.00 | $ 35 | 2.58% | 0.80% | 13.21% |
| 2011 | 374 | $7.95 to $8.19 | $ 3,063 | 2.91% | 0.00% to 0.80% | 1.02% to 1.87% |
| 2010 | 234 | $7.78 to $8.04 | $ 1,879 | 2.62% | 0.00% to 1.25% | 11.30% to 12.76% |
| 2009 | 165 | $6.99 to $7.13 | $ 1,179 | 3.07% | 0.00% to 1.25% | 14.78% to 16.12% |
| 2008 | 95 | $6.09 to $6.14 | $ 580 | (a) | 0.00% to 1.25% | (a) |
| Allianz NFJ Small-Cap Value Fund - Class A | | | | | | |
| 2012 | 20 | $18.59 to $20.50 | $ 400 | 1.26% | 0.55% to 1.65% | 8.52% to 9.74% |
| 2011 | 22 | $17.13 to $18.68 | $ 395 | 1.51% | 0.55% to 1.65% | 0.47% to 1.52% |
| 2010 | 22 | $17.05 to $18.40 | $ 398 | 1.04% | 0.55% to 1.65% | 22.84% to 24.05% |
| 2009 | 39 | $13.88 to $14.77 | $ 563 | 2.22% | 0.60% to 1.65% | 22.70% to 23.19% |
| 2008 | 29 | $11.64 to $12.02 | $ 336 | 1.27% | 0.55% to 1.20% | -27.34% to -27.09% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | Total Return[C] (lowest to highest) | |
|---|---|---|---|---|---|---|---|---|---|
| **Amana Growth Fund** | | | | | | | | | |
| 2012 | 2,780 | $11.55 | to $15.64 | $ 35,389 | 0.28% | 0.00% | to 1.65% | 9.54% | to 11.18% |
| 2011 | 2,411 | $10.54 | to $14.07 | $ 27,822 | 0.10% | 0.00% | to 1.60% | -3.30% | to -1.81% |
| 2010 | 1,503 | $10.90 | to $14.33 | $ 18,000 | 0.03% | 0.00% | to 1.65% | 14.12% | to 47.13% |
| 2009 | 546 | $9.55 | to $12.44 | $ 5,651 | - | 0.00% | to 1.50% | 32.34% | |
| 2008 | 5 | | $7.36 | $ 36 | (a) | | 0.05% | (a) | |
| **Amana Income Fund** | | | | | | | | | |
| 2012 | 3,978 | $11.79 | to $15.12 | $ 51,965 | 1.71% | 0.00% | to 1.65% | -9.31% | to 9.67% |
| 2011 | 3,336 | $10.92 | to $13.94 | $ 40,417 | 1.63% | 0.00% | to 1.50% | 0.45% | to 1.99% |
| 2010 | 2,466 | $10.87 | to $13.81 | $ 29,407 | 1.54% | 0.00% | to 1.55% | 10.51% | to 35.39% |
| 2009 | 976 | $9.83 | to $12.44 | $ 10,356 | 1.23% | 0.00% | to 1.55% | 23.52% | |
| 2008 | 6 | | $8.12 | $ 46 | (a) | | 0.05% | (a) | |
| **American Balanced Fund® - Class R-3** | | | | | | | | | |
| 2012 | 396 | $13.39 | to $15.37 | $ 5,771 | 1.67% | 0.00% | to 1.55% | 12.05% | to 13.85% |
| 2011 | 446 | $11.95 | to $13.50 | $ 5,726 | 1.88% | 0.00% | to 1.55% | 1.96% | to 3.45% |
| 2010 | 497 | $11.72 | to $13.05 | $ 6,178 | 1.82% | 0.00% | to 1.55% | 11.01% | to 12.69% |
| 2009 | 524 | $10.63 | to $11.58 | $ 5,796 | 2.47% | 0.00% | to 1.45% | 18.97% | to 20.75% |
| 2008 | 439 | $8.96 | to $9.59 | $ 4,066 | 2.93% | 0.00% | to 1.40% | -26.93% | to -25.95% |
| **American Century Inflation-Adjusted Bond Fund - Investor Class** | | | | | | | | | |
| 2012 | 4,134 | $12.79 | to $13.71 | $ 54,588 | 2.39% | 0.00% | to 1.90% | 4.66% | to 6.69% |
| 2011 | 3,484 | $12.22 | to $12.85 | $ 43,588 | 3.98% | 0.00% | to 1.90% | 10.89% | to 13.02% |
| 2010 | 1,607 | $11.02 | to $11.37 | $ 17,967 | 2.49% | 0.00% | to 1.90% | 3.75% | to 5.47% |
| 2009 | 846 | $10.67 | to $10.78 | $ 9,060 | (b) | 0.00% | to 1.65% | (b) | |
| 2008 | (b) | | (b) | (b) | (b) | | (b) | (b) | |
| **American Century Income & Growth Fund - A Class** | | | | | | | | | |
| 2012 | 552 | $11.52 | to $36.79 | $ 6,374 | 1.95% | 0.75% | to 1.10% | 13.05% | to 13.17% |
| 2011 | 523 | $10.19 | to $31.52 | $ 5,331 | 1.36% | | 1.00% | 1.70% | to 1.71% |
| 2010 | 509 | $10.02 | to $30.99 | $ 5,100 | 1.15% | | 1.00% | 12.69% | to 12.71% |
| 2009 | 523 | $8.89 | to $27.50 | $ 4,656 | 1.84% | | 1.00% | 16.36% | to 16.43% |
| 2008 | 484 | $7.64 | to $23.62 | $ 3,705 | 1.55% | | 1.00% | -35.46% | to -35.42% |

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| American Funds American Mutual Fund® - Class R-4 | | | | | | |
| 2012 | 5 | $11.58 to $11.74 | $ 61 | 2.99% | 0.75% to 1.40% | 10.60% to 11.39% |
| 2011 | 1 | $10.47 to $10.54 | $ 6 | (d) | 0.75% to 1.40% | (d) |
| 2010 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2009 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2008 | (d) | (d) | (d) | (d) | (d) | (d) |
| Ariel Appreciation Fund - Investor Class | | | | | | |
| 2012 | 59 | $13.38 to $15.02 | $ 866 | 0.91% | 0.60% to 1.90% | 17.06% to 18.64% |
| 2011 | 55 | $11.43 to $12.66 | $ 679 | 0.40% | 0.60% to 1.90% | -9.07% to -8.08% |
| 2010 | 62 | $12.40 to $13.61 | $ 833 | - | 0.75% to 2.10% | 17.20% to 18.76% |
| 2009 | 55 | $10.58 to $11.46 | $ 622 | 0.20% | 0.75% to 2.10% | 59.58% to 61.70% |
| 2008 | 57 | $6.63 to $7.09 | $ 395 | 0.62% | 0.75% to 2.10% | -41.99% to -41.32% |
| Ariel Fund - Investor Class | | | | | | |
| 2012 | 258 | $11.93 to $18.86 | $ 3,328 | 0.97% | 0.00% to 1.90% | 18.22% to 20.37% |
| 2011 | 286 | $10.06 to $15.99 | $ 3,064 | 0.25% | 0.00% to 1.70% | -12.80% to -11.35% |
| 2010 | 202 | $11.52 to $17.82 | $ 2,518 | - | 0.00% to 2.10% | 23.35% to 25.12% |
| 2009 | 124 | $9.68 to $10.51 | $ 1,271 | - | 0.70% to 2.10% | 60.42% to 62.23% |
| 2008 | 101 | $6.14 to $6.51 | $ 638 | 1.36% | 0.60% to 1.80% | -49.17% to -48.54% |
| Artisan International Fund - Investor Shares | | | | | | |
| 2012 | 537 | $9.00 to $15.91 | $ 5,043 | 1.43% | 0.00% to 1.50% | 23.46% to 25.32% |
| 2011 | 354 | $7.29 to $12.80 | $ 2,674 | 1.43% | 0.00% to 1.50% | -8.65% to -7.23% |
| 2010 | 306 | $7.98 to $13.98 | $ 2,510 | 0.92% | 0.00% to 1.50% | 4.44% to 5.87% |
| 2009 | 233 | $7.64 to $13.31 | $ 1,829 | 1.95% | 0.00% to 1.50% | 37.66% to 39.75% |
| 2008 | 57 | $5.55 to $5.82 | $ 324 | (a) | 0.00% to 1.50% | (a) |
| Aston/Fairpointe Mid Cap Fund - Class N | | | | | | |
| 2012 | 712 | $9.93 to $12.85 | $ 8,892 | 1.09% | 0.00% to 1.50% | 14.67% to 16.39% |
| 2011 | 512 | $10.77 to $11.04 | $ 5,556 | 0.24% | 0.00% to 1.50% | -7.87% to -6.79% |
| 2010 | 249 | $11.69 to $11.79 | $ 2,925 | (c) | 0.25% to 1.50% | (c) |
| 2009 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2008 | (c) | (c) | (c) | (c) | (c) | (c) |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **BlackRock Equity Dividend Fund - Investor A Shares** | | | | | | |
| 2012 | 74 | $13.39 to $14.01 | $ 1,014 | 2.40% | 0.10% to 1.65% | 10.52% to 11.69% |
| 2011 | 39 | $12.26 to $12.49 | $ 487 | 2.09% | 0.25% to 1.25% | 4.75% |
| 2010 | 15 | $11.80 | $ 183 | (c) | 0.80% | (c) |
| 2009 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2008 | (c) | (c) | (c) | (c) | (c) | (c) |
| **BlackRock Mid Cap Value Opportunities Fund - Investor A Shares** | | | | | | |
| 2012 | 556 | $17.00 to $17.96 | $ 9,764 | 0.37% | 0.00% to 1.50% | 11.48% to 13.17% |
| 2011 | 478 | $15.25 to $15.91 | $ 7,480 | 0.42% | 0.00% to 1.50% | -2.06% to -0.56% |
| 2010 | 285 | $15.57 to $16.16 | $ 4,516 | - | 0.00% to 1.50% | 24.01% to 25.18% |
| 2009 | 21 | $12.58 to $12.99 | $ 263 | (b) | 0.40% to 1.40% | (b) |
| 2008 | (b) | (b) | (b) | (b) | (b) | (b) |
| **The Bond Fund of America[SM], Inc. - Class R-4** | | | | | | |
| 2012 | 942 | $11.36 to $12.18 | $ 10,954 | 2.62% | 0.00% to 1.50% | 4.32% to 5.91% |
| 2011 | 831 | $10.89 to $11.50 | $ 9,219 | 3.28% | 0.00% to 1.50% | 4.91% to 6.48% |
| 2010 | 780 | $10.38 to $10.80 | $ 8,210 | 4.03% | 0.00% to 1.50% | 5.70% to 7.25% |
| 2009 | 604 | $9.82 to $10.07 | $ 5,982 | 4.37% | 0.00% to 1.50% | 13.13% to 14.82% |
| 2008 | 222 | $8.68 to $8.77 | $ 1,929 | (a) | 0.00% to 1.50% | (a) |
| **Calvert VP SRI Balanced Portfolio** | | | | | | |
| 2012 | 1,973 | $10.64 to $35.53 | $ 46,174 | 1.25% | 0.00% to 1.50% | 8.85% to 10.41% |
| 2011 | 2,054 | $9.72 to $32.50 | $ 44,041 | 1.30% | 0.00% to 1.50% | 2.98% to 4.61% |
| 2010 | 2,182 | $9.38 to $31.39 | $ 45,223 | 1.41% | 0.00% to 1.50% | 10.42% to 12.09% |
| 2009 | 2,270 | $8.44 to $28.29 | $ 42,394 | 2.14% | 0.00% to 1.50% | 23.43% to 25.38% |
| 2008 | 2,367 | $6.80 to $22.80 | $ 35,890 | 2.51% | 0.00% to 1.95% | -32.37% to -31.38% |
| **Capital World Growth & Income Fund[SM], Inc. - Class R-3** | | | | | | |
| 2012 | 35 | $14.48 to $15.15 | $ 513 | 2.16% | 0.00% to 1.25% | 17.34% to 18.52% |
| 2011 | 33 | $12.34 to $12.69 | $ 415 | 2.06% | 0.20% to 1.25% | -9.00% to -8.04% |
| 2010 | 27 | $13.56 to $13.80 | $ 363 | 2.65% | 0.20% to 1.25% | 6.85% to 6.85% |
| 2009 | 1 | $12.84 to $12.85 | $ 14 | (b) | 0.50% to 0.55% | (b) |
| 2008 | (b) | (b) | (b) | (b) | (b) | (b) |

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| | Units (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | Total Return[C] (lowest to highest) | |
|---|---|---|---|---|---|---|---|---|---|
| **Cohen & Steers Realty Shares** | | | | | | | | | |
| 2012 | 197 | $10.76 | to $11.03 | $ 2,138 | 2.49% | 0.00% | to 1.50% | 13.98% | to 15.46% |
| 2011 | 71 | $9.44 | to $9.52 | $ 677 | (d) | 0.25% | to 1.50% | (d) | |
| 2010 | (d) | | (d) | (d) | (d) | | (d) | (d) | |
| 2009 | (d) | | (d) | (d) | (d) | | (d) | (d) | |
| 2008 | (d) | | (d) | (d) | (d) | | (d) | (d) | |
| **Columbia<sup>SM</sup> Acorn Fund® - Class A** | | | | | | | | | |
| 2012 | 6 | $14.30 | to $14.53 | $ 85 | - | 0.90% | to 1.45% | 15.88% | to 16.52% |
| 2011 | 6 | $12.34 | to $12.47 | $ 69 | - | 0.90% | to 1.45% | -5.98% | |
| 2010 | 1 | $13.20 | to $13.23 | $ 9 | (c) | 0.95% | to 1.15% | (c) | |
| 2009 | (c) | | (c) | (c) | (c) | | (c) | (c) | |
| 2008 | (c) | | (c) | (c) | (c) | | (c) | (c) | |
| **Columbia<sup>SM</sup> Acorn Fund® - Class Z** | | | | | | | | | |
| 2012 | 3 | | $11.93 | $ 39 | - | | 1.25% | 16.50% | |
| 2011 | 1,012 | $10.24 | to $10.72 | $ 10,848 | 0.32% | 0.00% | to 1.25% | -5.80% | to -4.63% |
| 2010 | 631 | $10.87 | to $11.24 | $ 7,095 | 0.17% | 0.00% | to 1.25% | 24.37% | to 26.01% |
| 2009 | 275 | $8.74 | to $8.92 | $ 2,451 | 0.31% | 0.00% | to 1.25% | 37.85% | to 39.59% |
| 2008 | 126 | $6.34 | to $6.39 | $ 807 | (a) | 0.00% | to 1.25% | (a) | |
| **Columbia Mid Cap Value Fund - Class A** | | | | | | | | | |
| 2012 | 388 | $10.32 | to $10.98 | $ 4,121 | 0.76% | 0.25% | to 1.60% | 14.67% | to 16.22% |
| 2011 | 413 | $9.00 | to $9.45 | $ 3,805 | 0.57% | 0.25% | to 1.60% | -5.74% | to -4.55% |
| 2010 | 399 | $9.54 | to $9.90 | $ 3,877 | 1.20% | 0.25% | to 1.65% | 21.09% | to 22.68% |
| 2009 | 371 | $7.90 | to $8.11 | $ 2,961 | 0.84% | 0.00% | to 1.60% | 30.15% | to 32.30% |
| 2008 | 258 | $6.07 | to $6.13 | $ 1,575 | (a) | 0.00% | to 1.55% | (a) | |
| **Columbia Mid Cap Value Fund - Class Z** | | | | | | | | | |
| 2012 | - | | $10.84 | $ 1 | 0.75% | | 0.80% | 15.94% | |
| 2011 | 557 | $9.35 | to $9.63 | $ 5,363 | 1.04% | 0.00% | to 0.80% | -4.79% | to -3.99% |
| 2010 | 273 | $9.82 | to $10.03 | $ 2,739 | 1.48% | 0.00% | to 0.80% | 22.14% | to 23.22% |
| 2009 | 161 | $8.04 | to $8.14 | $ 1,314 | 1.07% | 0.00% | to 0.80% | 31.59% | to 32.57% |
| 2008 | 91 | $6.11 | to $6.14 | $ 561 | (a) | 0.00% | to 0.80% | (a) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **CRM Mid Cap Value Fund - Investor Shares** | | | | | | |
| 2012 | 15 | $14.83 to $15.55 | $ 232 | 0.89% | 0.45% to 1.75% | 15.93% to 17.09% |
| 2011 | 16 | $12.93 to $13.28 | $ 216 | 0.46% | 0.45% to 1.45% | -8.33% to -7.59% |
| 2010 | 16 | $14.11 to $14.37 | $ 223 | 0.68% | 0.45% to 1.55% | 17.78% to 18.08% |
| 2009 | 6 | $12.15 to $12.17 | $ 70 | (b) | 0.45% to 0.70% | (b) |
| 2008 | (b) | (b) | (b) | (b) | (b) | (b) |
| **Delaware Diversified Income Fund - Class A** | | | | | | |
| 2012 | 79 | $10.10 | $ 801 | (e) | 0.95% | (e) |
| 2011 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2010 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2009 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2008 | (e) | (e) | (e) | (e) | (e) | (e) |
| **Dodge & Cox International Stock Fund** | | | | | | |
| 2012 | 19 | $11.48 to $11.88 | $ 224 | 2.78% | 0.75% to 1.95% | 18.85% to 20.12% |
| 2011 | 14 | $9.69 to $9.89 | $ 136 | 4.29% | 0.75% to 1.85% | - |
| 2010 | - | $11.80 | $ 4 | (c) | 1.35% | (c) |
| 2009 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2008 | (c) | (c) | (c) | (c) | (c) | (c) |
| **Dodge & Cox Stock Fund** | | | | | | |
| 2012 | 2 | $12.99 to $13.16 | $ 28 | (g) | 1.35% to 1.80% | (g) |
| 2011 | 2 | $10.86 to $10.98 | $ 24 | (d) | 1.15% to 1.70% | (d) |
| 2010 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2009 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2008 | (d) | (d) | (d) | (d) | (d) | (d) |
| **DWS Equity 500 Index Fund - Class S** | | | | | | |
| 2012 | 31 | $15.62 | $ 491 | 2.02% | 1.00% | 14.43% |
| 2011 | 29 | $13.65 | $ 400 | 1.86% | 1.00% | 0.89% |
| 2010 | 26 | $13.53 | $ 351 | 1.67% | 1.00% | 13.79% |
| 2009 | 21 | $11.89 | $ 247 | 1.93% | 1.00% | 25.03% |
| 2008 | 18 | $9.51 | $ 168 | 2.02% | 1.00% | -37.72% |

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Notes to Financial Statements

| | Units (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | Total Return[C] (lowest to highest) | |
|---|---|---|---|---|---|---|---|---|---|
| **Eaton Vance Large-Cap Value Fund - Class R** | | | | | | | | | |
| 2012 | 7 | $14.13 to | $14.69 | $ 98 | 1.39% | 0.20% to | 1.25% | 14.04% to | 15.31% |
| 2011 | 4 | $12.29 to | $12.74 | $ 46 | 2.38% | 0.20% to | 1.55% | -5.26% to | -4.93% |
| 2010 | 3 | $13.20 to | $13.40 | $ 38 | - | 0.20% to | 1.10% | 9.09% to | 9.17% |
| 2009 | 1 | $12.21 | | $ 13 | (b) | 0.50% to | 0.55% | (b) | |
| 2008 | (b) | (b) | | (b) | (b) | (b) | | (b) | |
| **EuroPacific Growth Fund® - Class R-3** | | | | | | | | | |
| 2012 | 494 | $16.16 to | $18.56 | $ 8,750 | 1.35% | 0.00% to | 1.55% | 17.02% to | 18.90% |
| 2011 | 649 | $13.81 to | $15.61 | $ 9,736 | 1.18% | 0.00% to | 1.55% | -15.17% to | -13.85% |
| 2010 | 742 | $16.06 to | $18.12 | $ 12,954 | 1.19% | 0.00% to | 1.75% | 7.21% to | 9.09% |
| 2009 | 721 | $14.98 to | $16.61 | $ 11,577 | 1.76% | 0.00% to | 1.75% | 36.31% to | 38.65% |
| 2008 | 622 | $10.99 to | $11.98 | $ 7,252 | 1.89% | 0.00% to | 1.75% | -41.76% to | -40.69% |
| **EuroPacific Growth Fund® - Class R-4** | | | | | | | | | |
| 2012 | 15,728 | $8.91 to | $18.86 | $ 268,614 | 1.82% | 0.00% to | 1.50% | 17.44% to | 19.23% |
| 2011 | 16,297 | $7.54 to | $15.82 | $ 235,342 | 1.54% | 0.00% to | 1.50% | -14.91% to | -13.60% |
| 2010 | 16,595 | $8.81 to | $18.31 | $ 279,835 | 1.48% | 0.00% to | 1.50% | 7.74% to | 9.40% |
| 2009 | 15,890 | $8.12 to | $16.80 | $ 247,037 | 2.00% | 0.00% to | 1.50% | 37.08% to | 39.25% |
| 2008 | 13,832 | $5.88 to | $12.16 | $ 155,758 | 2.22% | 0.00% to | 1.50% | -41.44% to | -40.56% |
| **Fidelity® Advisor New Insights Fund - Institutional Class** | | | | | | | | | |
| 2012 | 34 | $13.44 to | $14.06 | $ 465 | - | 0.40% to | 1.95% | 14.15% to | 15.72% |
| 2011 | 22 | $11.82 to | $12.15 | $ 259 | - | 0.40% to | 1.85% | - | |
| 2010 | 3 | $12.21 to | $12.24 | $ 38 | (c) | 0.90% to | 1.15% | (c) | |
| 2009 | (c) | (c) | | (c) | (c) | (c) | | (c) | |
| 2008 | (c) | (c) | | (c) | (c) | (c) | | (c) | |
| **Fidelity® VIP Equity-Income Portfolio - Initial Class** | | | | | | | | | |
| 2012 | 11,678 | $9.38 to | $32.52 | $ 264,552 | 3.11% | 0.00% to | 1.95% | 15.02% to | 17.37% |
| 2011 | 13,226 | $8.07 to | $28.04 | $ 256,279 | 2.48% | 0.00% to | 1.95% | -0.94% to | 1.01% |
| 2010 | 14,409 | $8.06 to | $28.09 | $ 280,318 | 1.76% | 0.00% to | 2.15% | 12.73% to | 15.25% |
| 2009 | 15,503 | $7.06 to | $24.68 | $ 263,715 | 2.20% | 0.00% to | 2.15% | 27.38% to | 30.20% |
| 2008 | 16,023 | $5.46 to | $19.17 | $ 213,311 | 2.47% | 0.00% to | 2.15% | -43.84% to | -42.62% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Fidelity® VIP Growth Portfolio - Initial Class** | | | | | | | | | | | | |
| 2012 | 11,796 | $9.10 | to | $30.59 | $ 225,077 | 0.62% | 0.00% | to | 1.75% | 12.69% | to | 14.70% |
| 2011 | 12,717 | $8.01 | to | $26.98 | $ 214,512 | 0.38% | 0.00% | to | 1.80% | -1.49% | to | 0.18% |
| 2010 | 13,207 | $8.07 | to | $27.24 | $ 225,726 | 0.34% | 0.00% | to | 1.85% | 21.91% | to | 24.36% |
| 2009 | 13,653 | $6.55 | to | $22.19 | $ 190,848 | 0.43% | 0.00% | to | 1.85% | 25.83% | to | 28.29% |
| 2008 | 14,257 | $5.14 | to | $17.49 | $ 159,095 | 0.83% | 0.00% | to | 1.85% | -48.12% | to | -47.17% |
| **Fidelity® VIP High Income Portfolio - Initial Class** | | | | | | | | | | | | |
| 2012 | 852 | $14.20 | to | $15.24 | $ 12,167 | 6.21% | 0.95% | to | 1.50% | 12.56% | to | 13.15% |
| 2011 | 770 | $12.55 | to | $13.54 | $ 9,729 | 6.80% | 0.95% | to | 1.50% | 2.42% | to | 3.04% |
| 2010 | 812 | $12.18 | to | $13.22 | $ 9,957 | 7.77% | 0.95% | to | 1.50% | 12.13% | to | 12.78% |
| 2009 | 828 | $10.80 | to | $11.79 | $ 9,003 | 9.19% | 0.95% | to | 1.50% | 41.88% | to | 42.48% |
| 2008 | 657 | $7.58 | to | $8.31 | $ 5,016 | 8.83% | 0.95% | to | 1.50% | -26.13% | to | -25.69% |
| **Fidelity® VIP Overseas Portfolio - Initial Class** | | | | | | | | | | | | |
| 2012 | 1,924 | $7.61 | to | $20.76 | $ 29,379 | 1.91% | 0.00% | to | 1.50% | 18.92% | to | 20.83% |
| 2011 | 2,181 | $6.36 | to | $17.19 | $ 27,985 | 1.44% | 0.00% | to | 1.50% | -18.39% | to | -17.16% |
| 2010 | 2,316 | $7.74 | to | $20.75 | $ 36,340 | 1.31% | 0.00% | to | 1.50% | 11.42% | to | 13.20% |
| 2009 | 2,527 | $6.90 | to | $18.33 | $ 35,651 | 2.07% | 0.00% | to | 1.50% | 24.57% | to | 26.52% |
| 2008 | 2,600 | $5.50 | to | $14.49 | $ 29,665 | 2.56% | 0.00% | to | 1.50% | -44.66% | to | -43.84% |
| **Fidelity® VIP Contrafund® Portfolio - Initial Class** | | | | | | | | | | | | |
| 2012 | 36,247 | $9.84 | to | $41.86 | $ 1,085,469 | 1.39% | 0.00% | to | 1.95% | 14.15% | to | 16.42% |
| 2011 | 37,831 | $8.53 | to | $36.35 | $ 988,331 | 1.03% | 0.00% | to | 1.95% | -4.39% | to | -2.54% |
| 2010 | 38,963 | $8.83 | to | $37.67 | $ 1,058,819 | 1.19% | 0.00% | to | 2.15% | 14.74% | to | 17.37% |
| 2009 | 40,206 | $7.59 | to | $32.46 | $ 970,509 | 1.37% | 0.00% | to | 2.15% | 32.82% | to | 35.75% |
| 2008 | 39,866 | $5.64 | to | $24.16 | $ 722,264 | 1.02% | 0.00% | to | 2.15% | -43.75% | to | -29.20% |
| **Fidelity® VIP Index 500 Portfolio - Initial Class** | | | | | | | | | | | | |
| 2012 | 3,845 | $29.93 | to | $30.12 | $ 115,759 | 2.20% | 0.95% | to | 1.10% | 14.66% | to | 14.81% |
| 2011 | 3,936 | $26.07 | to | $26.27 | $ 103,342 | 1.98% | 0.95% | to | 1.00% | 1.04% | to | 1.09% |
| 2010 | 4,089 | $25.79 | to | $26.00 | $ 106,249 | 1.90% | 0.95% | to | 1.00% | 13.84% | to | 13.91% |
| 2009 | 4,173 | $22.64 | to | $22.84 | $ 95,244 | 2.48% | 0.95% | to | 1.00% | 25.36% | to | 25.43% |
| 2008 | 4,127 | $18.05 | to | $18.22 | $ 75,139 | 2.23% | 0.95% | to | 1.00% | -37.63% | to | -37.62% |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | Total Return[C] (lowest to highest) | |
|---|---|---|---|---|---|---|---|---|---|
| **Fidelity® VIP Mid Cap Portfolio - Initial Class** | | | | | | | | | |
| 2012 | 1,299 | $15.86 | | $ 20,599 | 0.66% | - | | 14.84% | |
| 2011 | 1,311 | $13.81 | | $ 18,110 | 0.26% | - | | -10.61% | |
| 2010 | 1,329 | $15.45 | | $ 20,531 | 0.39% | - | | 28.86% | |
| 2009 | 1,163 | $11.99 | | $ 13,948 | 0.73% | - | | 40.07% | |
| 2008 | 935 | $8.56 | | $ 8,006 | 0.55% | - | | -39.42% | |
| **Fidelity® VIP Asset Manager℠ Portfolio - Initial Class** | | | | | | | | | |
| 2012 | 905 | $24.83 | to $24.99 | $ 22,592 | 1.59% | 0.95% to | 1.10% | 11.26% to | 11.40% |
| 2011 | 930 | $22.29 | to $22.46 | $ 20,844 | 2.01% | 0.95% to | 1.00% | -3.52% to | -3.46% |
| 2010 | 947 | $23.09 | to $23.28 | $ 22,008 | 1.67% | 0.95% to | 1.00% | 13.12% to | 13.19% |
| 2009 | 979 | $20.40 | to $20.58 | $ 20,099 | 2.41% | 0.95% to | 1.00% | 27.83% to | 27.90% |
| 2008 | 968 | $15.95 | to $16.10 | $ 15,560 | 3.00% | 0.95% to | 1.00% | -29.42% | |
| **Mutual Global Discovery Fund - Class R** | | | | | | | | | |
| 2012 | 131 | $10.55 | to $19.27 | $ 2,419 | 1.30% | 0.15% to | 1.55% | 11.32% to | 12.89% |
| 2011 | 171 | $15.28 | to $17.07 | $ 2,800 | 1.26% | 0.15% to | 1.55% | -4.68% to | -3.42% |
| 2010 | 228 | $15.81 | to $17.53 | $ 3,888 | 1.60% | 0.25% to | 1.75% | 8.96% to | 10.53% |
| 2009 | 217 | $14.51 | to $16.09 | $ 3,353 | 0.89% | 0.00% to | 1.75% | 18.87% to | 20.31% |
| 2008 | 160 | $12.35 | to $13.10 | $ 2,067 | 1.20% | 0.35% to | 1.55% | -28.07% to | -27.22% |
| **Franklin Small-Mid Cap Growth Fund - Class A** | | | | | | | | | |
| 2012 | 36 | $14.29 | to $15.98 | $ 553 | - | 0.20% to | 1.45% | 9.17% to | 10.59% |
| 2011 | 49 | $12.78 | to $14.45 | $ 673 | - | 0.20% to | 1.75% | -6.58% to | -5.57% |
| 2010 | 47 | $13.68 | to $15.12 | $ 681 | - | 0.30% to | 1.75% | 26.20% to | 28.04% |
| 2009 | 50 | $10.84 | to $11.81 | $ 563 | - | 0.30% to | 1.75% | 40.78% to | 42.81% |
| 2008 | 49 | $7.70 | to $8.27 | $ 396 | 0.17% | 0.30% to | 1.75% | -43.55% to | -43.03% |
| **Franklin Small Cap Value Securities Fund - Class 2** | | | | | | | | | |
| 2012 | 5,113 | $11.56 | to $24.11 | $ 110,112 | 0.79% | 0.00% to | 1.75% | 16.34% to | 18.42% |
| 2011 | 5,934 | $9.85 | to $20.36 | $ 109,148 | 0.70% | 0.00% to | 1.75% | -5.40% to | -3.71% |
| 2010 | 6,233 | $10.33 | to $21.19 | $ 119,932 | 0.74% | 0.00% to | 1.95% | 25.72% to | 28.24% |
| 2009 | 5,720 | $8.12 | to $16.69 | $ 86,667 | 1.55% | 0.00% to | 1.95% | 26.67% to | 29.30% |
| 2008 | 5,364 | $6.33 | to $13.05 | $ 63,473 | 1.21% | 0.00% to | 1.90% | -34.15% to | -32.98% |

253

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Fundamental Investors[SM], Inc. - Class R-3** | | | | | | | | | | | | | |
| 2012 | 116 | $9.85 | to | $10.59 | $ | 1,203 | 1.05% | 0.00% | to | 1.55% | 14.94% | to | 16.89% |
| 2011 | 123 | $8.57 | to | $9.06 | $ | 1,093 | 1.48% | 0.00% | to | 1.55% | -3.71% | to | -2.27% |
| 2010 | 87 | $8.90 | to | $9.27 | $ | 793 | 1.08% | 0.00% | to | 1.55% | 12.17% | to | 13.42% |
| 2009 | 63 | $7.97 | to | $8.12 | $ | 505 | 0.77% | 0.25% | to | 1.40% | 31.09% | to | 32.35% |
| 2008 | 2 | $6.08 | to | $6.12 | $ | 13 | (a) | 0.40% | to | 1.35% | (a) | | |
| **Fundamental Investors[SM], Inc. - Class R-4** | | | | | | | | | | | | | |
| 2012 | 3,619 | $10.01 | to | $10.73 | $ | 37,284 | 1.30% | 0.00% | to | 1.50% | 15.32% | to | 17.01% |
| 2011 | 3,649 | $8.68 | to | $9.17 | $ | 32,351 | 1.71% | 0.00% | to | 1.50% | -3.34% | to | -1.93% |
| 2010 | 3,501 | $8.98 | to | $9.35 | $ | 31,928 | 1.44% | 0.00% | to | 1.50% | 12.25% | to | 14.02% |
| 2009 | 2,700 | $8.00 | to | $8.20 | $ | 21,781 | 1.62% | 0.00% | to | 1.50% | 31.36% | to | 33.33% |
| 2008 | 1,355 | $6.09 | to | $6.15 | $ | 8,280 | (a) | 0.00% | to | 1.50% | (a) | | |
| **The Growth Fund of America® - Class R-3** | | | | | | | | | | | | | |
| 2012 | 847 | $11.56 | to | $15.78 | $ | 12,373 | 0.44% | 0.00% | to | 1.55% | 18.35% | to | 20.18% |
| 2011 | 1,165 | $9.71 | to | $13.13 | $ | 14,365 | 0.34% | 0.00% | to | 1.55% | -6.60% | to | -5.13% |
| 2010 | 1,342 | $10.34 | to | $13.84 | $ | 17,580 | 0.60% | 0.00% | to | 1.75% | 9.96% | to | 11.97% |
| 2009 | 1,299 | $9.33 | to | $12.36 | $ | 15,280 | 0.73% | 0.00% | to | 1.75% | 31.80% | to | 34.06% |
| 2008 | 1,082 | $7.03 | to | $9.22 | $ | 9,558 | 0.68% | 0.00% | to | 1.75% | -40.25% | to | -39.22% |
| **The Growth Fund of America® - Class R-4** | | | | | | | | | | | | | |
| 2012 | 19,382 | $9.90 | to | $16.17 | $ | 287,158 | 0.76% | 0.00% | to | 1.50% | 18.73% | to | 20.61% |
| 2011 | 21,865 | $8.28 | to | $13.42 | $ | 271,700 | 0.64% | 0.00% | to | 1.50% | -6.27% | to | -4.82% |
| 2010 | 23,779 | $8.79 | to | $14.10 | $ | 313,633 | 0.88% | 0.00% | to | 1.50% | 10.63% | to | 12.30% |
| 2009 | 23,386 | $7.89 | to | $12.56 | $ | 277,112 | 1.00% | 0.00% | to | 1.50% | 32.53% | to | 34.63% |
| 2008 | 20,363 | $5.91 | to | $9.34 | $ | 181,120 | 0.98% | 0.00% | to | 1.50% | -40.00% | to | -39.03% |
| **The Hartford Capital Appreciation Fund - Class R4** | | | | | | | | | | | | | |
| 2012 | 14 | $11.55 | | | $ | 159 | 0.60% | | | 0.65% | | | 19.44% |
| 2011 | 18 | $9.67 | | | $ | 173 | 1.65% | | | 0.65% | | | -15.77% |
| 2010 | 17 | $11.48 | | | $ | 190 | (c) | | | 0.65% | | | (c) |
| 2009 | (c) | (c) | | | | (c) | (c) | | | (c) | | | (c) |
| 2008 | (c) | (c) | | | | (c) | (c) | | | (c) | | | (c) |

254

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **The Hartford Dividend and Growth Fund - Class R4** | | | | | | | | | | | |
| 2012 | 21 | | | $12.55 | $ 261 | 1.38% | | 0.65% | | | 12.15% |
| 2011 | 2 | | | $11.19 | $ 28 | - | | 0.65% | | | 0.27% |
| 2010 | 4 | | | $11.16 | $ 46 | (c) | | 0.65% | | | (c) |
| 2009 | (c) | | | (c) | (c) | (c) | | (c) | | | (c) |
| 2008 | (c) | | | (c) | (c) | (c) | | (c) | | | (c) |
| **The Income Fund of America® - Class R-3** | | | | | | | | | | | |
| 2012 | 129 | $14.22 | to | $16.33 | $ 1,985 | 3.31% | 0.00% to | 1.55% | 10.00% | to | 11.62% |
| 2011 | 153 | $13.10 | to | $14.63 | $ 2,121 | 3.64% | 0.00% to | 1.40% | 3.72% | to | 5.18% |
| 2010 | 147 | $12.33 | to | $13.91 | $ 1,942 | 3.82% | 0.00% to | 1.75% | 9.70% | to | 11.55% |
| 2009 | 149 | $11.24 | to | $12.47 | $ 1,778 | 4.47% | 0.00% to | 1.75% | 21.91% | to | 24.08% |
| 2008 | 158 | $9.22 | to | $10.05 | $ 1,535 | 4.57% | 0.00% to | 1.75% | -30.42% | to | -29.18% |
| **ING Balanced Portfolio - Class I** | | | | | | | | | | | |
| 2012 | 12,021 | $10.53 | to | $42.33 | $ 305,260 | 3.11% | 0.00% to | 1.95% | 11.45% | to | 13.65% |
| 2011 | 13,209 | $9.35 | to | $37.60 | $ 299,261 | 2.79% | 0.00% to | 1.95% | -3.28% | to | -1.33% |
| 2010 | 14,952 | $9.56 | to | $38.46 | $ 347,585 | 2.78% | 0.00% to | 1.95% | 11.89% | to | 14.19% |
| 2009 | 16,466 | $8.44 | to | $34.02 | $ 341,845 | 4.46% | 0.00% to | 1.95% | 16.92% | to | 19.28% |
| 2008 | 17,863 | $7.13 | to | $28.80 | $ 314,926 | 3.72% | 0.00% to | 1.95% | -29.49% | to | 1.49% |
| **ING Growth Opportunities Fund - Class A** | | | | | | | | | | | |
| 2012 | 5 | | | $13.81 | $ 63 | (e) | | 1.15% | | | (e) |
| 2011 | (e) | | | (e) | (e) | (e) | | (e) | | | (e) |
| 2010 | (e) | | | (e) | (e) | (e) | | (e) | | | (e) |
| 2009 | (e) | | | (e) | (e) | (e) | | (e) | | | (e) |
| 2008 | (e) | | | (e) | (e) | (e) | | (e) | | | (e) |
| **ING Real Estate Fund - Class A** | | | | | | | | | | | |
| 2012 | 92 | $19.20 | to | $22.05 | $ 1,954 | 2.17% | 0.00% to | 1.55% | 13.80% | to | 15.32% |
| 2011 | 114 | $17.05 | to | $19.12 | $ 2,098 | 1.97% | 0.00% to | 1.45% | 7.85% | to | 9.32% |
| 2010 | 117 | $15.50 | to | $17.49 | $ 1,971 | 2.35% | 0.00% to | 1.75% | 25.63% | to | 27.39% |
| 2009 | 122 | $12.60 | to | $13.73 | $ 1,611 | 3.77% | 0.00% to | 1.45% | 27.79% | to | 29.65% |
| 2008 | 133 | $9.86 | to | $10.59 | $ 1,357 | 3.35% | 0.00% to | 1.45% | -36.10% | to | -35.15% |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | Total Return[C] (lowest to highest) | |
|---|---|---|---|---|---|---|---|---|---|
| **ING Value Choice Fund - Class A** | | | | | | | | | |
| 2012 | - | $11.65 | | $ 4 | (g) | 0.50% | | (g) | |
| 2011 | - | $11.90 | | $ 3 | (d) | 0.60% | | (d) | |
| 2010 | (d) | (d) | | (d) | (d) | (d) | | (d) | |
| 2009 | (d) | (d) | | (d) | (d) | (d) | | (d) | |
| 2008 | (d) | (d) | | (d) | (d) | (d) | | (d) | |
| **ING GNMA Income Fund - Class A** | | | | | | | | | |
| 2012 | 338 | $10.94 to | $17.22 | $ 4,456 | 3.62% | 0.00% to | 1.55% | 1.30% to | 2.90% |
| 2011 | 355 | $10.80 to | $16.78 | $ 4,837 | 3.86% | 0.00% to | 1.55% | 5.73% to | 7.40% |
| 2010 | 367 | $10.20 to | $15.66 | $ 4,750 | 3.74% | 0.00% to | 1.55% | 4.56% to | 6.24% |
| 2009 | 388 | $11.85 to | $12.98 | $ 4,826 | 4.15% | 0.00% to | 1.55% | 3.40% to | 4.93% |
| 2008 | 238 | $11.46 to | $12.37 | $ 2,835 | 3.54% | 0.00% to | 1.55% | 5.23% to | 6.91% |
| **ING Intermediate Bond Fund - Class A** | | | | | | | | | |
| 2012 | 225 | $13.25 to | $15.21 | $ 3,250 | 4.51% | 0.00% to | 1.55% | 7.20% to | 8.80% |
| 2011 | 251 | $12.36 to | $13.98 | $ 3,356 | 4.24% | 0.00% to | 1.55% | 6.00% to | 7.79% |
| 2010 | 326 | $11.66 to | $12.97 | $ 4,053 | 5.17% | 0.00% to | 1.55% | 8.06% to | 9.64% |
| 2009 | 334 | $10.79 to | $11.83 | $ 3,799 | 6.26% | 0.00% to | 1.55% | 11.01% to | 12.88% |
| 2008 | 342 | $9.72 to | $10.48 | $ 3,481 | 4.43% | 0.00% to | 1.55% | -11.39% to | -10.04% |
| **ING Intermediate Bond Portfolio - Class I** | | | | | | | | | |
| 2012 | 16,602 | $12.85 to | $103.21 | $ 408,463 | 4.58% | 0.00% to | 1.95% | 7.24% to | 9.37% |
| 2011 | 17,019 | $11.86 to | $95.33 | $ 386,933 | 4.47% | 0.00% to | 1.95% | 5.49% to | 7.59% |
| 2010 | 17,564 | $11.13 to | $89.57 | $ 383,698 | 5.05% | 0.00% to | 1.95% | 7.67% to | 9.98% |
| 2009 | 18,464 | $10.21 to | $82.40 | $ 378,989 | 6.63% | 0.00% to | 2.05% | 9.31% to | 11.57% |
| 2008 | 18,571 | $9.22 to | $83.76 | $ 350,384 | 5.64% | 0.00% to | 2.05% | -10.25% to | 6.66% |
| **ING Intermediate Bond Portfolio - Class S** | | | | | | | | | |
| 2012 | 89 | $13.55 | | $ 1,202 | 4.71% | 0.35% | | 8.66% | |
| 2011 | 74 | $12.47 | | $ 922 | 5.44% | 0.35% | | 6.95% | |
| 2010 | 44 | $11.66 | | $ 511 | 5.81% | 0.35% | | 9.07% | |
| 2009 | 33 | $10.69 | | $ 349 | 7.13% | 0.35% | | 10.89% | |
| 2008 | 22 | $9.64 | | $ 212 | 5.64% | 0.35% | | -8.88% | |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING BlackRock Health Sciences Opportunities Portfolio - Service Class | | | | | | | | | | | | | |
| 2012 | 974 | $10.93 | to | $15.92 | $ | 14,469 | 0.74% | 0.00% | to | 1.50% | 16.98% | to | 18.72% |
| 2011 | 892 | $9.29 | to | $13.41 | $ | 11,294 | 0.58% | 0.00% | to | 1.50% | 3.15% | to | 4.83% |
| 2010 | 826 | $8.95 | to | $12.80 | $ | 10,075 | - | 0.00% | to | 1.50% | 5.44% | to | 6.93% |
| 2009 | 846 | $8.43 | to | $11.97 | $ | 9,719 | - | 0.00% | to | 1.50% | 18.24% | to | 20.17% |
| 2008 | 749 | $7.07 | to | $9.97 | $ | 7,198 | 0.15% | 0.00% | to | 1.50% | -29.73% | to | -28.63% |
| ING BlackRock Inflation Protected Bond Portfolio - Adviser Class | | | | | | | | | | | | | |
| 2012 | 9 | $11.26 | | | $ | 97 | - | 0.35% | | | 5.73% | | |
| 2011 | 7 | $10.65 | | | $ | 74 | (d) | 0.35% | | | (d) | | |
| 2010 | (d) | (d) | | | | (d) | (d) | (d) | | | (d) | | |
| 2009 | (d) | (d) | | | | (d) | (d) | (d) | | | (d) | | |
| 2008 | (d) | (d) | | | | (d) | (d) | (d) | | | (d) | | |
| ING BlackRock Large Cap Growth Portfolio - Institutional Class | | | | | | | | | | | | | |
| 2012 | 8,458 | $9.29 | to | $10.77 | $ | 85,929 | 0.77% | 0.00% | to | 1.50% | 13.02% | to | 14.73% |
| 2011 | 9,172 | $8.22 | to | $9.41 | $ | 82,025 | 0.62% | 0.00% | to | 1.50% | -2.78% | to | -1.25% |
| 2010 | 9,256 | $8.45 | to | $9.53 | $ | 84,717 | 0.46% | 0.00% | to | 1.50% | 11.91% | to | 13.72% |
| 2009 | 9,710 | $7.55 | to | $8.39 | $ | 79,020 | 0.58% | 0.00% | to | 1.50% | 28.62% | to | 30.69% |
| 2008 | 10,055 | $5.87 | to | $6.43 | $ | 63,303 | 0.20% | 0.00% | to | 1.50% | -39.90% | to | -39.03% |
| ING BlackRock Large Cap Growth Portfolio - Service Class | | | | | | | | | | | | | |
| 2012 | 47 | $10.37 | to | $15.37 | $ | 502 | 0.57% | 0.00% | to | 1.40% | 13.77% | to | 14.47% |
| 2011 | 51 | $10.49 | to | $13.51 | $ | 551 | 0.54% | 0.00% | to | 1.30% | -2.05% | to | -1.55% |
| 2010 | 18 | $10.71 | to | $10.95 | $ | 196 | - | 0.00% | to | 0.50% | 12.86% | to | 13.47% |
| 2009 | 17 | $9.49 | to | $9.65 | $ | 158 | - | 0.00% | to | 0.50% | 29.47% | to | 30.23% |
| 2008 | 12 | $7.33 | to | $7.41 | $ | 86 | - | 0.00% | to | 0.50% | -39.32% | to | -39.11% |
| ING BlackRock Large Cap Growth Portfolio - Service 2 Class | | | | | | | | | | | | | |
| 2012 | 29 | $10.32 | | | $ | 294 | 0.36% | 0.35% | | | 13.78% | | |
| 2011 | 29 | $9.07 | | | $ | 261 | 0.42% | 0.35% | | | -1.95% | | |
| 2010 | 24 | $9.25 | | | $ | 220 | - | 0.35% | | | 12.80% | | |
| 2009 | 22 | $8.20 | | | $ | 177 | - | 0.35% | | | 29.54% | | |
| 2008 | 12 | $6.33 | | | $ | 79 | - | 0.35% | | | -39.43% | | |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | Total Return[C] (lowest to highest) | |
|---|---|---|---|---|---|---|---|---|---|
| **ING Clarion Global Real Estate Portfolio - Adviser Class** | | | | | | | | | |
| 2012 | 1 | $11.10 | | $ 7 | - | 0.35% | | 24.72% | |
| 2011 | - | $8.90 | | $ 2 | (d) | 0.35% | | (d) | |
| 2010 | (d) | (d) | | (d) | (d) | (d) | | (d) | |
| 2009 | (d) | (d) | | (d) | (d) | (d) | | (d) | |
| 2008 | (d) | (d) | | (d) | (d) | (d) | | (d) | |
| **ING Clarion Global Real Estate Portfolio - Institutional Class** | | | | | | | | | |
| 2012 | 6,449 | $11.73 | to $12.52 | $ 77,810 | 0.80% | 0.00% | to 1.50% | 24.21% | to 26.08% |
| 2011 | 5,765 | $9.44 | to $9.93 | $ 55,561 | 3.83% | 0.00% | to 1.50% | -6.63% | to -5.16% |
| 2010 | 5,816 | $10.11 | to $10.47 | $ 59,612 | 8.70% | 0.00% | to 1.50% | 14.63% | to 16.33% |
| 2009 | 5,675 | $8.82 | to $9.00 | $ 50,442 | 2.45% | 0.00% | to 1.50% | 31.79% | to 33.73% |
| 2008 | 5,361 | $6.69 | to $6.73 | $ 35,967 | (a) | 0.00% | to 1.50% | (a) | |
| **ING Clarion Real Estate Portfolio - Adviser Class** | | | | | | | | | |
| 2012 | 4 | $11.24 | | $ 41 | - | 0.35% | | 14.69% | |
| 2011 | 2 | $9.80 | | $ 18 | (d) | 0.35% | | (d) | |
| 2010 | (d) | (d) | | (d) | (d) | (d) | | (d) | |
| 2009 | (d) | (d) | | (d) | (d) | (d) | | (d) | |
| 2008 | (d) | (d) | | (d) | (d) | (d) | | (d) | |
| **ING Clarion Real Estate Portfolio - Institutional Class** | | | | | | | | | |
| 2012 | 175 | $12.31 | to $13.17 | $ 2,303 | 1.30% | 0.95% | to 1.95% | 13.56% | to 14.72% |
| 2011 | 188 | $10.84 | to $11.48 | $ 2,157 | 2.40% | 0.95% | to 1.95% | 7.65% | to 8.71% |
| 2010 | 182 | $10.07 | to $10.56 | $ 1,924 | 3.64% | 0.95% | to 1.95% | 25.88% | to 27.08% |
| 2009 | 158 | $8.00 | to $8.31 | $ 1,315 | 3.43% | 0.95% | to 1.95% | 34.90% | |
| 2008 | 117 | $6.16 | | $ 724 | 1.92% | 0.95% | | -38.89% | |
| **ING Clarion Real Estate Portfolio - Service Class** | | | | | | | | | |
| 2012 | 4,181 | $11.34 | to $13.80 | $ 54,384 | 1.03% | 0.00% | to 1.55% | 13.69% | to 15.52% |
| 2011 | 4,216 | $9.91 | to $11.95 | $ 48,009 | 1.33% | 0.00% | to 1.55% | 7.87% | to 9.53% |
| 2010 | 3,935 | $9.13 | to $10.91 | $ 41,259 | 3.37% | 0.00% | to 1.50% | 26.02% | to 28.05% |
| 2009 | 3,220 | $7.19 | to $8.52 | $ 26,610 | 3.48% | 0.00% | to 1.55% | 33.83% | to 35.89% |
| 2008 | 2,819 | $5.33 | to $6.27 | $ 17,289 | 1.39% | 0.00% | to 1.50% | -39.46% | to -38.53% |

258

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Institutional Class** | | | | | | |
| 2012 | 2,655 | $10.45 to $10.47 | $ 27,744 | (e) | 0.00% to 0.45% | (e) |
| 2011 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2010 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2009 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2008 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class** | | | | | | |
| 2012 | 3,077 | $10.44 to $16.96 | $ 48,491 | 0.53% | 0.00% to 1.60% | 12.81% to 14.67% |
| 2011 | 4,580 | $9.19 to $14.79 | $ 64,098 | 0.20% | 0.00% to 1.60% | -12.28% to -10.93% |
| 2010 | 4,086 | $10.41 to $16.61 | $ 64,558 | 0.15% | 0.00% to 1.80% | 26.45% to 28.45% |
| 2009 | 3,350 | $8.18 to $12.94 | $ 41,611 | 0.53% | 0.00% to 1.50% | 37.05% to 39.14% |
| 2008 | 2,384 | $5.92 to $9.30 | $ 21,437 | 0.94% | 0.00% to 1.50% | -40.11% to -39.14% |
| **ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service 2 Class** | | | | | | |
| 2012 | 1 | $9.72 | $ 8 | - | 0.35% | 14.08% |
| 2011 | 1 | $8.52 | $ 12 | (d) | 0.35% | (d) |
| 2010 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2009 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2008 | (d) | (d) | (d) | (d) | (d) | (d) |
| **ING Global Resources Portfolio - Adviser Class** | | | | | | |
| 2012 | - | $8.46 | $ 2 | - | 0.35% | -3.42% |
| 2011 | - | $8.76 | $ 2 | (d) | 0.35% | (d) |
| 2010 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2009 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2008 | (d) | (d) | (d) | (d) | (d) | (d) |
| **ING Global Resources Portfolio - Institutional Class** | | | | | | |
| 2012 | 2 | $12.16 | $ 26 | - | 0.20% | -2.80% |
| 2011 | 2 | $12.51 | $ 30 | - | 0.20% | -9.08% |
| 2010 | 2 | $13.76 | $ 33 | - | 0.20% | 21.66% |
| 2009 | 2 | $11.31 | $ 27 | - | 0.20% | 37.59% |
| 2008 | 3 | $8.22 | $ 25 | 2.90% | 0.20% | -40.95% |

259

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING Global Resources Portfolio - Service Class** | | | | | | |
| 2012 | 9,081 | $8.56 to $13.18 | $ 101,734 | 0.79% | 0.00% to 1.50% | -4.24% to -2.84% |
| 2011 | 10,492 | $8.89 to $13.59 | $ 122,291 | 0.60% | 0.00% to 1.50% | -10.51% to -9.13% |
| 2010 | 10,301 | $9.88 to $15.01 | $ 133,413 | 0.85% | 0.00% to 1.50% | 19.77% to 21.64% |
| 2009 | 10,029 | $8.19 to $12.38 | $ 107,768 | 0.30% | 0.00% to 1.50% | 35.47% to 37.64% |
| 2008 | 9,325 | $6.00 to $8.06 | $ 73,573 | 2.08% | 0.00% to 1.50% | -41.88% to -41.03% |
| **ING Invesco Van Kampen Growth and Income Portfolio - Institutional Class** | | | | | | |
| 2012 | 634 | $10.36 to $10.38 | $ 6,568 | (e) | 0.00% to 0.45% | (e) |
| 2011 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2010 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2009 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2008 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING Invesco Van Kampen Growth and Income Portfolio - Service Class** | | | | | | |
| 2012 | 1,367 | $9.94 to $14.04 | $ 17,841 | 2.25% | 0.00% to 1.50% | 12.91% to 14.61% |
| 2011 | 1,721 | $8.75 to $12.25 | $ 19,901 | 1.21% | 0.00% to 1.50% | -3.65% to -2.16% |
| 2010 | 1,829 | $9.03 to $12.52 | $ 21,766 | 0.24% | 0.00% to 1.50% | 10.79% to 12.49% |
| 2009 | 1,715 | $8.09 to $11.13 | $ 18,265 | 1.34% | 0.00% to 1.50% | 22.12% to 23.98% |
| 2008 | 1,513 | $6.57 to $8.98 | $ 13,111 | 4.08% | 0.00% to 1.50% | -33.23% to -32.23% |
| **ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class** | | | | | | |
| 2012 | 16 | $19.07 | $ 307 | - | 0.35% | 18.30% |
| 2011 | 18 | $16.12 | $ 286 | 0.87% | 0.35% | -18.83% |
| 2010 | 20 | $19.86 | $ 405 | 0.48% | 0.35% | 19.49% |
| 2009 | 25 | $16.62 | $ 421 | 1.01% | 0.35% | 70.29% |
| 2008 | 18 | $9.76 | $ 171 | 3.71% | 0.35% | -51.61% |
| **ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class** | | | | | | |
| 2012 | 1,631 | $19.87 to $19.94 | $ 32,471 | - | 0.95% to 1.10% | 17.99% to 18.20% |
| 2011 | 1,715 | $16.84 to $16.87 | $ 28,902 | 1.10% | 0.95% to 1.00% | -18.84% to -18.82% |
| 2010 | 1,953 | $20.75 to $20.78 | $ 40,548 | 0.67% | 0.95% to 1.00% | 19.39% to 19.49% |
| 2009 | 2,123 | $17.38 to $17.39 | $ 36,901 | 1.51% | 0.95% to 1.00% | 70.32% to 70.39% |
| 2008 | 1,808 | $10.20 to $10.21 | $ 18,447 | 2.65% | 0.95% to 1.00% | -51.66% to -51.61% |

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Notes to Financial Statements

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING JPMorgan Emerging Markets Equity Portfolio - Service Class** | | | | | | |
| 2012 | 1,166 | $9.51 to $24.70 | $ 26,309 | - | 0.00% to 1.50% | 17.35% to 19.08% |
| 2011 | 1,268 | $8.05 to $20.76 | $ 23,894 | 0.83% | 0.00% to 1.50% | -19.51% to -18.26% |
| 2010 | 1,441 | $9.94 to $25.42 | $ 33,720 | 0.48% | 0.00% to 1.55% | 18.45% to 20.31% |
| 2009 | 1,541 | $8.33 to $21.25 | $ 30,187 | 1.31% | 0.00% to 1.55% | 68.93% to 71.51% |
| 2008 | 1,357 | $4.89 to $12.39 | $ 15,725 | 2.46% | 0.00% to 1.50% | -52.01% to -51.32% |
| **ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class** | | | | | | |
| 2012 | 1 | $10.70 | $ 16 | - | 0.35% | 17.84% |
| 2011 | 1 | $9.08 | $ 9 | (d) | 0.35% | (d) |
| 2010 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2009 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2008 | (d) | (d) | (d) | (d) | (d) | (d) |
| **ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class** | | | | | | |
| 2012 | 851 | $10.59 to $10.60 | $ 9,013 | (e) | 0.00% to 0.45% | (e) |
| 2011 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2010 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2009 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2008 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING JPMorgan Small Cap Core Equity Portfolio - Service Class** | | | | | | |
| 2012 | 524 | $11.97 to $17.29 | $ 8,402 | 0.25% | 0.00% to 1.50% | 16.92% to 18.67% |
| 2011 | 631 | $10.18 to $14.57 | $ 8,714 | 0.37% | 0.00% to 1.50% | -2.80% to -1.29% |
| 2010 | 466 | $10.41 to $14.76 | $ 6,554 | 0.28% | 0.00% to 1.50% | 24.86% to 26.70% |
| 2009 | 324 | $8.29 to $11.65 | $ 3,617 | 0.45% | 0.00% to 1.50% | 25.40% to 27.40% |
| 2008 | 241 | $6.57 to $9.15 | $ 2,129 | 0.48% | 0.00% to 1.50% | -31.00% to -29.94% |
| **ING Large Cap Growth Portfolio - Adviser Class** | | | | | | |
| 2012 | 13 | $12.10 | $ 155 | 0.75% | 0.35% | 17.13% |
| 2011 | 11 | $10.33 | $ 113 | (d) | 0.35% | (d) |
| 2010 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2009 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2008 | (d) | (d) | (d) | (d) | (d) | (d) |

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Notes to Financial Statements

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Large Cap Growth Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2012 | 15,966 | $11.94 | to | $16.43 | $ 193,340 | 0.58% | 0.00% | to | 1.50% | 16.26% | to | 18.10% |
| 2011 | 12,873 | $10.27 | to | $14.05 | $ 133,022 | (d) | 0.00% | to | 1.50% | (d) | | |
| 2010 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| 2009 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| 2008 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| **ING Large Cap Growth Portfolio - Service Class** | | | | | | | | | | | | |
| 2012 | 25 | $12.06 | to | $13.93 | $ 338 | 0.33% | 0.00% | to | 1.40% | 16.14% | to | 17.87% |
| 2011 | 25 | $10.32 | to | $15.22 | $ 266 | 0.11% | 0.00% | to | 1.40% | 1.74% | | |
| 2010 | 217 | $14.96 | to | $15.29 | $ 3,252 | 0.33% | 0.00% | to | 0.50% | 13.68% | to | 14.19% |
| 2009 | 29 | $13.16 | to | $13.39 | $ 378 | 0.48% | 0.00% | to | 0.50% | 41.81% | to | 42.45% |
| 2008 | 4 | $9.28 | to | $9.40 | $ 35 | - | 0.00% | to | 0.50% | -27.53% | | |
| **ING Large Cap Value Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2012 | 22,249 | $9.15 | to | $10.76 | $ 217,365 | 2.56% | 0.00% | to | 1.95% | 12.41% | to | 14.71% |
| 2011 | 24,706 | $8.14 | to | $9.38 | $ 212,312 | 1.28% | 0.00% | to | 1.95% | 1.50% | to | 3.53% |
| 2010 | 16,432 | $8.02 | to | $9.06 | $ 137,628 | 2.49% | 0.00% | to | 1.95% | 17.08% | to | 19.37% |
| 2009 | 17,629 | $6.85 | to | $7.59 | $ 124,824 | - | 0.00% | to | 1.95% | 10.45% | to | 12.77% |
| 2008 | 17,559 | $6.20 | to | $6.74 | $ 111,368 | 3.16% | 0.00% | to | 1.95% | -31.49% | to | -30.28% |
| **ING Large Cap Value Portfolio - Service Class** | | | | | | | | | | | | |
| 2012 | 72 | $9.24 | to | $9.91 | $ 708 | 2.35% | 0.50% | to | 1.55% | 12.55% | to | 13.78% |
| 2011 | 95 | $8.21 | to | $8.71 | $ 821 | 1.94% | 0.50% | to | 1.55% | 2.18% | | |
| 2010 | - | | $8.26 | | $ 3 | - | | 1.05% | | 18.00% | | |
| 2009 | - | | $7.00 | | $ 3 | (b) | | 1.05% | | (b) | | |
| 2008 | (b) | | (b) | | (b) | (b) | | (b) | | (b) | | |
| **ING Limited Maturity Bond Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2012 | 2 | | $10.06 | | $ 17 | (e) | | 0.35% | | (e) | | |
| 2011 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2010 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2009 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |

262

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Marsico Growth Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2012 | 893 | $10.64 | to | $11.45 | $ 9,713 | 0.71% | 0.00% | to | 1.50% | 8.02% | to | 12.92% |
| 2011 | 904 | $9.58 | to | $10.14 | $ 8,799 | 0.51% | 0.00% | to | 1.50% | -2.84% | to | -1.46% |
| 2010 | 921 | $9.82 | to | $10.29 | $ 9,178 | 0.69% | 0.00% | to | 1.50% | 18.35% | to | 20.07% |
| 2009 | 881 | $8.25 | to | $8.57 | $ 7,384 | 1.17% | 0.00% | to | 1.50% | 27.33% | to | 31.01% |
| 2008 | 797 | $6.45 | to | $6.62 | $ 5,214 | (a) | 0.00% | to | 1.50% | (a) | | |
| **ING Marsico Growth Portfolio - Service Class** | | | | | | | | | | | | |
| 2012 | 8 | $11.12 | to | $13.41 | $ 97 | 0.30% | 0.35% | to | 1.45% | 10.94% | to | 12.21% |
| 2011 | 48 | $9.91 | to | $12.28 | $ 570 | 0.18% | 0.25% | to | 1.45% | -2.98% | to | -1.84% |
| 2010 | 43 | $10.12 | to | $12.51 | $ 522 | 0.47% | 0.25% | to | 1.35% | 18.32% | to | 19.48% |
| 2009 | 33 | $8.47 | to | $10.35 | $ 337 | 0.62% | 0.35% | to | 1.50% | 27.96% | to | 28.53% |
| 2008 | 39 | $6.59 | to | $8.08 | $ 306 | 0.09% | 0.35% | to | 1.20% | -40.94% | to | -40.60% |
| **ING MFS Total Return Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2012 | 89 | | $12.79 | | $ 1,139 | 2.21% | | 0.35% | | | 10.35% | |
| 2011 | 97 | | $11.59 | | $ 1,120 | 2.56% | | 0.35% | | | 0.87% | |
| 2010 | 93 | | $11.49 | | $ 1,070 | 0.41% | | 0.35% | | | 9.12% | |
| 2009 | 85 | | $10.53 | | $ 896 | 2.58% | | 0.35% | | | 17.13% | |
| 2008 | 55 | | $8.99 | | $ 497 | 4.89% | | 0.35% | | | -22.90% | |
| **ING MFS Total Return Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2012 | 4,607 | $12.16 | to | $12.20 | $ 56,102 | 2.74% | 0.95% | to | 1.10% | 10.24% | to | 10.41% |
| 2011 | 5,037 | $11.03 | to | $11.05 | $ 55,604 | 2.69% | 0.95% | to | 1.00% | 0.82% | to | 0.91% |
| 2010 | 5,492 | $10.94 | to | $10.95 | $ 60,109 | 0.45% | 0.95% | to | 1.00% | 9.06% | to | 9.07% |
| 2009 | 5,815 | $10.03 | to | $10.04 | $ 58,354 | 2.74% | 0.95% | to | 1.00% | 17.02% | to | 17.04% |
| 2008 | 6,024 | $8.57 | to | $8.58 | $ 51,654 | 6.26% | 0.95% | to | 1.00% | -23.00% | to | -22.91% |
| **ING MFS Total Return Portfolio - Service Class** | | | | | | | | | | | | |
| 2012 | 1,604 | $10.76 | to | $17.81 | $ 25,679 | 2.46% | 0.00% | to | 1.65% | 9.38% | to | 11.27% |
| 2011 | 1,712 | $9.76 | to | $16.06 | $ 24,886 | 2.43% | 0.00% | to | 1.65% | 0.07% | to | 1.52% |
| 2010 | 1,795 | $9.70 | to | $15.85 | $ 25,934 | 0.45% | 0.00% | to | 1.50% | 8.18% | to | 9.90% |
| 2009 | 1,926 | $8.90 | to | $14.70 | $ 25,683 | 2.51% | 0.00% | to | 1.55% | 16.03% | to | 17.88% |
| 2008 | 1,955 | $7.60 | to | $12.47 | $ 22,350 | 5.97% | 0.00% | to | 1.55% | -23.51% | to | -22.41% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING MFS Utilities Portfolio - Service Class** | | | | | | | | | | | | | |
| 2012 | 2,264 | $11.07 | to | $21.73 | $ | 45,560 | 3.18% | 0.00% | to | 1.50% | 11.64% | to | 13.30% |
| 2011 | 2,369 | $9.86 | to | $19.18 | $ | 42,549 | 3.65% | 0.00% | to | 1.50% | 4.77% | to | 6.40% |
| 2010 | 2,219 | $9.35 | to | $18.03 | $ | 37,746 | 2.63% | 0.00% | to | 1.50% | 12.01% | to | 13.72% |
| 2009 | 2,258 | $8.29 | to | $15.86 | $ | 34,116 | 5.53% | 0.00% | to | 1.50% | 30.80% | to | 32.83% |
| 2008 | 2,158 | $6.29 | to | $11.94 | $ | 24,775 | 3.58% | 0.00% | to | 1.50% | -38.65% | to | -37.72% |
| **ING Morgan Stanley Global Franchise Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2012 | 3 | $11.23 | | | $ | 31 | 4.35% | 0.35% | | | 14.94% | | |
| 2011 | 1 | $9.77 | | | $ | 15 | (d) | 0.35% | | | (d) | | |
| 2010 | (d) | (d) | | | | (d) | (d) | (d) | | | (d) | | |
| 2009 | (d) | (d) | | | | (d) | (d) | (d) | | | (d) | | |
| 2008 | (d) | (d) | | | | (d) | (d) | (d) | | | (d) | | |
| **ING PIMCO High Yield Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2012 | 5 | $11.23 | | | $ | 51 | 5.00% | 0.35% | | | 13.32% | | |
| 2011 | 3 | $9.91 | | | $ | 29 | (d) | 0.35% | | | (d) | | |
| 2010 | (d) | (d) | | | | (d) | (d) | (d) | | | (d) | | |
| 2009 | (d) | (d) | | | | (d) | (d) | (d) | | | (d) | | |
| 2008 | (d) | (d) | | | | (d) | (d) | (d) | | | (d) | | |
| **ING PIMCO High Yield Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2012 | 2,180 | $10.44 | to | $16.43 | $ | 28,658 | 5.51% | 0.00% | to | 1.10% | 13.20% | to | 13.31% |
| 2011 | 697 | $14.47 | to | $14.50 | $ | 10,100 | 7.87% | 0.95% | to | 1.00% | 3.65% | to | 3.72% |
| 2010 | 491 | $13.96 | to | $13.98 | $ | 6,858 | 7.29% | 0.95% | to | 1.00% | 13.40% | to | 13.47% |
| 2009 | 278 | $12.31 | to | $12.32 | $ | 3,426 | 7.29% | 0.95% | to | 1.00% | 48.26% | to | 48.31% |
| 2008 | 73 | $8.30 | to | $8.31 | $ | 609 | 8.94% | 0.95% | to | 1.00% | -23.15% | to | -23.06% |
| **ING PIMCO High Yield Portfolio - Service Class** | | | | | | | | | | | | | |
| 2012 | 1,792 | $15.08 | to | $18.65 | $ | 30,849 | 6.94% | 0.00% | to | 1.50% | 12.30% | to | 14.08% |
| 2011 | 1,538 | $13.34 | to | $16.36 | $ | 23,607 | 7.03% | 0.00% | to | 1.50% | 2.85% | to | 4.47% |
| 2010 | 1,397 | $12.89 | to | $15.66 | $ | 20,723 | 7.21% | 0.00% | to | 1.50% | 12.60% | to | 14.27% |
| 2009 | 969 | $11.37 | to | $13.71 | $ | 12,663 | 8.04% | 0.00% | to | 1.50% | 47.07% | to | 49.41% |
| 2008 | 505 | $7.67 | to | $9.18 | $ | 4,462 | 8.96% | 0.00% | to | 1.50% | -23.68% | to | -22.53% |

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Pioneer Fund Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2012 | 1,794 | $9.41 | to | $11.93 | $ 19,631 | 1.55% | 0.00% | to | 1.95% | 8.29% | to | 10.53% |
| 2011 | 1,981 | $8.60 | to | $10.90 | $ 19,761 | 1.67% | 0.00% | to | 1.95% | -6.14% | to | -4.24% |
| 2010 | 1,963 | $9.06 | to | $11.50 | $ 20,602 | 1.34% | 0.00% | to | 1.95% | 13.87% | to | 16.17% |
| 2009 | 1,654 | $7.87 | to | $10.00 | $ 15,047 | 1.46% | 0.00% | to | 1.95% | 22.54% | to | 24.41% |
| 2008 | 1,578 | $6.37 | to | $8.11 | $ 11,631 | 3.79% | 0.00% | to | 1.60% | -35.59% | to | -34.52% |
| **ING Pioneer Fund Portfolio - Service Class** | | | | | | | | | | | | |
| 2012 | 26 | $10.24 | to | $10.73 | $ 273 | 1.47% | 0.80% | to | 1.50% | 8.70% | to | 9.49% |
| 2011 | 28 | $9.42 | to | $9.80 | $ 271 | 1.08% | 0.80% | to | 1.50% | -5.85% | to | -5.31% |
| 2010 | 46 | $10.00 | to | $10.52 | $ 473 | 1.21% | 0.45% | to | 1.55% | 14.27% | to | 15.22% |
| 2009 | 39 | $8.83 | to | $9.13 | $ 353 | 1.73% | 0.45% | to | 1.35% | 22.44% | to | 23.00% |
| 2008 | 15 | $7.22 | to | $7.33 | $ 109 | 3.64% | 0.70% | to | 1.30% | -35.54% | to | -35.41% |
| **ING Pioneer Mid Cap Value Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2012 | 2 | | $10.80 | | $ 23 | (e) | | 0.35% | | | (e) | |
| 2011 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2010 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2009 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **ING Pioneer Mid Cap Value Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2012 | 6,796 | $9.67 | to | $11.90 | $ 76,026 | 1.13% | 0.00% | to | 1.70% | 9.31% | to | 11.32% |
| 2011 | 7,967 | $8.77 | to | $10.70 | $ 80,950 | 1.54% | 0.00% | to | 1.90% | -6.42% | to | -4.80% |
| 2010 | 8,727 | $9.30 | to | $11.24 | $ 93,956 | 1.11% | 0.00% | to | 2.10% | 15.71% | to | 18.32% |
| 2009 | 9,133 | $7.93 | to | $9.51 | $ 83,867 | 1.50% | 0.00% | to | 2.10% | 23.11% | to | 25.46% |
| 2008 | 8,859 | $6.37 | to | $7.58 | $ 65,464 | 2.18% | 0.00% | to | 1.80% | -34.09% | to | -32.92% |
| **ING Pioneer Mid Cap Value Portfolio - Service Class** | | | | | | | | | | | | |
| 2012 | 34 | $10.35 | to | $11.66 | $ 378 | 0.81% | 0.10% | to | 1.50% | 9.37% | to | 10.94% |
| 2011 | 35 | $9.44 | to | $10.51 | $ 359 | 1.34% | 0.10% | to | 1.65% | -6.60% | to | -5.06% |
| 2010 | 36 | $10.30 | to | $11.07 | $ 390 | 0.82% | 0.10% | to | 1.65% | 16.13% | to | 17.77% |
| 2009 | 37 | $8.91 | to | $9.40 | $ 342 | 1.47% | 0.10% | to | 1.55% | 23.49% | to | 25.00% |
| 2008 | 28 | $7.27 | to | $7.52 | $ 204 | 3.64% | 0.10% | to | 1.35% | -34.03% | to | -33.30% |

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class** | | | | | | |
| 2012 | 18 | $10.97 | $ 195 | 1.76% | 0.35% | 13.68% |
| 2011 | 15 | $9.65 | $ 146 | (d) | 0.35% | (d) |
| 2010 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2009 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2008 | (d) | (d) | (d) | (d) | (d) | (d) |
| **ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class** | | | | | | |
| 2012 | 10,830 | $10.38 to $10.40 | $ 112,414 | (e) | 0.00% to 0.45% | (e) |
| 2011 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2010 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2009 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2008 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING T. Rowe Price Capital Appreciation Portfolio - Service Class** | | | | | | |
| 2012 | 23,795 | $12.33 to $17.12 | $ 377,748 | 1.56% | 0.00% to 1.55% | 12.76% to 14.52% |
| 2011 | 28,088 | $10.86 to $14.95 | $ 396,097 | 1.97% | 0.00% to 1.55% | 1.28% to 2.89% |
| 2010 | 25,529 | $10.65 to $14.53 | $ 352,842 | 1.74% | 0.00% to 1.55% | 12.32% to 13.97% |
| 2009 | 21,112 | $9.42 to $12.75 | $ 257,927 | 2.05% | 0.00% to 1.55% | 31.08% to 33.33% |
| 2008 | 17,181 | $7.12 to $9.57 | $ 158,868 | 4.79% | 0.00% to 1.55% | -28.63% to -27.50% |
| **ING T. Rowe Price Equity Income Portfolio - Adviser Class** | | | | | | |
| 2012 | 128 | $12.82 | $ 1,638 | 1.75% | 0.35% | 16.23% |
| 2011 | 131 | $11.03 | $ 1,447 | 1.86% | 0.35% | -1.52% |
| 2010 | 121 | $11.20 | $ 1,354 | 1.31% | 0.35% | 14.17% |
| 2009 | 142 | $9.81 | $ 1,389 | 1.56% | 0.35% | 24.18% |
| 2008 | 116 | $7.90 | $ 918 | 3.48% | 0.35% | -36.19% |
| **ING T. Rowe Price Equity Income Portfolio - Service Class** | | | | | | |
| 2012 | 5,641 | $10.06 to $20.53 | $ 104,568 | 1.97% | 0.00% to 1.65% | 15.46% to 17.25% |
| 2011 | 6,232 | $8.66 to $17.51 | $ 100,170 | 1.97% | 0.00% to 1.50% | -2.41% to -0.89% |
| 2010 | 6,508 | $8.82 to $17.67 | $ 106,214 | 1.54% | 0.00% to 1.65% | 13.06% to 15.00% |
| 2009 | 7,785 | $7.73 to $15.37 | $ 110,806 | 1.81% | 0.00% to 1.65% | 22.83% to 24.96% |
| 2008 | 6,475 | $6.23 to $12.30 | $ 74,508 | 4.58% | 0.00% to 1.65% | -36.69% to -35.67% |

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING T. Rowe Price International Stock Portfolio - Adviser Class** | | | | | | |
| 2012 | 11 | $9.00 | $ 102 | - | 0.35% | 17.96% |
| 2011 | 11 | $7.63 | $ 83 | 3.66% | 0.35% | -13.00% |
| 2010 | 9 | $8.77 | $ 81 | 0.78% | 0.35% | 13.02% |
| 2009 | 23 | $7.76 | $ 175 | - | 0.35% | 36.62% |
| 2008 | 11 | $5.68 | $ 65 | - | 0.35% | -49.87% |
| **ING T. Rowe Price International Stock Portfolio - Service Class** | | | | | | |
| 2012 | 527 | $7.78 to $15.43 | $ 7,554 | 0.28% | 0.00% to 1.50% | 17.02% to 18.78% |
| 2011 | 564 | $6.61 to $12.99 | $ 6,872 | 3.63% | 0.00% to 1.50% | -13.67% to -12.35% |
| 2010 | 579 | $7.60 to $14.82 | $ 8,102 | 1.37% | 0.00% to 1.50% | 12.11% to 13.82% |
| 2009 | 690 | $6.74 to $13.02 | $ 8,576 | 1.20% | 0.00% to 1.50% | 35.49% to 37.63% |
| 2008 | 705 | $4.93 to $9.46 | $ 6,408 | 1.08% | 0.00% to 1.50% | -50.25% to -49.52% |
| **ING Templeton Global Growth Portfolio - Institutional Class** | | | | | | |
| 2012 | 52 | $15.51 to $16.42 | $ 841 | 1.94% | 0.60% to 1.45% | 20.23% to 21.27% |
| 2011 | 53 | $12.90 to $13.54 | $ 709 | 1.80% | 0.60% to 1.45% | -6.86% to -6.04% |
| 2010 | 52 | $13.78 to $14.41 | $ 735 | 1.63% | 0.60% to 1.55% | 6.33% to 7.38% |
| 2009 | 56 | $12.86 to $13.42 | $ 738 | 3.04% | 0.60% to 1.75% | 30.43% to 31.96% |
| 2008 | 77 | $9.86 to $10.17 | $ 774 | 1.43% | 0.60% to 1.75% | -40.67% to -39.96% |
| **ING Templeton Global Growth Portfolio - Service Class** | | | | | | |
| 2012 | 458 | $9.34 to $11.11 | $ 4,823 | 1.78% | 0.00% to 1.50% | 19.93% to 21.73% |
| 2011 | 438 | $7.74 to $9.14 | $ 3,825 | 1.81% | 0.00% to 1.50% | -7.10% to -5.69% |
| 2010 | 395 | $8.29 to $9.72 | $ 3,693 | 1.47% | 0.00% to 1.50% | 6.15% to 7.79% |
| 2009 | 402 | $7.75 to $9.11 | $ 3,525 | 2.24% | 0.00% to 1.50% | 30.21% to 32.26% |
| 2008 | 315 | $5.90 to $6.89 | $ 2,110 | 1.09% | 0.00% to 1.50% | -40.57% to -39.86% |
| **ING U.S. Stock Index Portfolio - Institutional Class** | | | | | | |
| 2012 | 534 | $10.44 to $15.09 | $ 7,900 | 1.98% | 0.00% to 1.25% | 14.36% to 15.81% |
| 2011 | 532 | $11.84 to $13.03 | $ 6,870 | 2.11% | 0.00% to 1.25% | 0.50% to 1.80% |
| 2010 | 473 | $11.98 to $12.80 | $ 6,021 | 1.76% | 0.00% to 1.25% | 13.34% to 14.72% |
| 2009 | 356 | $10.54 to $11.16 | $ 3,952 | 0.73% | 0.00% to 1.25% | 24.65% to 26.30% |
| 2008 | 269 | $8.44 to $8.84 | $ 2,372 | 3.86% | 0.00% to 1.25% | -37.92% to -37.13% |

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING Money Market Portfolio - Class I** | | | | | | |
| 2012 | 19,232 | $10.05 to $57.08 | $ 295,287 | 0.03% | 0.00% to 1.85% | -1.53% to 0.07% |
| 2011 | 21,788 | $10.14 to $57.32 | $ 341,904 | 0.00% | 0.00% to 1.60% | -1.51% to 0.06% |
| 2010 | 21,616 | $10.23 to $57.51 | $ 342,560 | 0.02% | 0.00% to 1.85% | -1.61% to 0.29% |
| 2009 | 24,663 | $10.28 to $57.57 | $ 403,501 | 0.30% | 0.00% to 2.05% | -1.69% to 0.35% |
| 2008 | 32,012 | $10.33 to $57.58 | $ 541,019 | 5.05% | 0.00% to 1.95% | 0.93% to 13.38% |
| **ING Global Real Estate Fund - Class A** | | | | | | |
| 2012 | 5 | $18.11 to $18.72 | $ 92 | 5.16% | 0.50% to 1.40% | 24.30% to 24.63% |
| 2011 | 4 | $14.90 to $15.02 | $ 63 | 3.60% | 0.50% to 0.80% | -6.35% |
| 2010 | 3 | $15.91 to $15.95 | $ 48 | 2.78% | 0.65% to 0.80% | 13.89% |
| 2009 | 2 | $13.97 to $14.00 | $ 24 | (b) | 0.50% to 0.80% | (b) |
| 2008 | (b) | (b) | (b) | (b) | (b) | (b) |
| **ING International SmallCap Fund - Class A** | | | | | | |
| 2012 | 25 | $15.64 to $17.64 | $ 418 | 0.90% | 0.00% to 1.35% | 18.57% to 20.16% |
| 2011 | 79 | $13.14 to $14.68 | $ 1,134 | 1.38% | 0.00% to 1.40% | -18.79% to -17.62% |
| 2010 | 101 | $15.79 to $17.82 | $ 1,766 | 0.41% | 0.00% to 1.75% | 22.40% to 24.53% |
| 2009 | 117 | $12.90 to $14.31 | $ 1,642 | 1.31% | 0.00% to 1.75% | 42.98% to 45.43% |
| 2008 | 131 | $9.05 to $9.84 | $ 1,261 | 2.18% | 0.00% to 1.70% | -52.54% to -51.81% |
| **ING American Century Small-Mid Cap Value Portfolio - Adviser Class** | | | | | | |
| 2012 | 8 | $15.06 | $ 119 | 0.87% | 0.35% | 15.67% |
| 2011 | 8 | $13.02 | $ 110 | 1.08% | 0.35% | -3.77% |
| 2010 | 6 | $13.53 | $ 76 | 1.56% | 0.35% | 21.35% |
| 2009 | 5 | $11.15 | $ 52 | - | 0.35% | 34.66% |
| 2008 | 5 | $8.28 | $ 39 | 2.63% | 0.35% | -26.92% |
| **ING American Century Small-Mid Cap Value Portfolio - Initial Class** | | | | | | |
| 2012 | 774 | $12.65 to $13.09 | $ 10,028 | 0.02% | 0.00% to 1.40% | 14.90% to 15.43% |
| 2011 | - | $11.01 to $11.08 | $ 5 | (d) | 0.95% to 1.40% | (d) |
| 2010 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2009 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2008 | (d) | (d) | (d) | (d) | (d) | (d) |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING American Century Small-Mid Cap Value Portfolio - Service Class** | | | | | | | | | | | | |
| 2012 | 2,169 | $13.08 | to | $22.20 | $ 43,640 | 1.22% | 0.00% | to | 1.50% | 14.61% | to | 16.40% |
| 2011 | 2,497 | $10.97 | to | $19.08 | $ 44,006 | 1.09% | 0.00% | to | 1.50% | -4.57% | to | -3.13% |
| 2010 | 2,506 | $11.41 | to | $19.70 | $ 45,970 | 1.09% | 0.00% | to | 1.50% | 20.15% | to | 22.06% |
| 2009 | 2,396 | $9.42 | to | $16.14 | $ 35,995 | 1.64% | 0.00% | to | 1.50% | 33.70% | to | 35.74% |
| 2008 | 1,988 | $7.00 | to | $11.90 | $ 22,075 | 0.80% | 0.00% | to | 1.50% | -27.69% | to | -26.54% |
| **ING Baron Growth Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2012 | 96 | $14.80 | | | $ 1,419 | - | | 0.35% | | | 18.97% | |
| 2011 | 99 | $12.44 | | | $ 1,233 | - | | 0.35% | | | 1.55% | |
| 2010 | 102 | $12.25 | | | $ 1,247 | - | | 0.35% | | | 25.77% | |
| 2009 | 97 | $9.74 | | | $ 947 | - | | 0.35% | | | 34.34% | |
| 2008 | 30 | $7.25 | | | $ 216 | - | | 0.35% | | | -41.58% | |
| **ING Baron Growth Portfolio - Service Class** | | | | | | | | | | | | |
| 2012 | 6,184 | $11.46 | to | $24.57 | $ 129,571 | - | 0.00% | to | 1.55% | 17.77% | to | 19.72% |
| 2011 | 6,828 | $9.66 | to | $20.75 | $ 121,607 | - | 0.00% | to | 1.55% | 0.69% | to | 2.27% |
| 2010 | 6,913 | $9.54 | to | $20.51 | $ 122,371 | - | 0.00% | to | 1.75% | 24.28% | to | 26.62% |
| 2009 | 7,089 | $7.60 | to | $16.37 | $ 100,316 | - | 0.00% | to | 1.75% | 33.14% | to | 35.21% |
| 2008 | 6,207 | $5.66 | to | $12.23 | $ 66,236 | - | 0.00% | to | 1.55% | -42.18% | to | -41.24% |
| **ING Columbia Small Cap Value II Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2012 | 26 | $10.55 | | | $ 279 | 0.39% | | 0.35% | | | 13.56% | |
| 2011 | 25 | $9.29 | | | $ 234 | 0.77% | | 0.35% | | | -3.23% | |
| 2010 | 3 | $9.60 | | | $ 26 | - | | 0.35% | | | 24.51% | |
| 2009 | 3 | $7.71 | | | $ 21 | (b) | | 0.35% | | | (b) | |
| 2008 | (b) | (b) | | | (b) | (b) | | (b) | | | (b) | |
| **ING Columbia Small Cap Value II Portfolio - Service Class** | | | | | | | | | | | | |
| 2012 | 293 | $10.51 | to | $11.78 | $ 3,292 | 0.25% | 0.00% | to | 1.50% | 12.47% | to | 14.14% |
| 2011 | 312 | $9.31 | to | $10.34 | $ 3,093 | 0.51% | 0.00% | to | 1.50% | -4.18% | to | -2.65% |
| 2010 | 231 | $9.81 | to | $10.66 | $ 2,367 | 1.31% | 0.00% | to | 1.50% | 23.49% | to | 24.97% |
| 2009 | 174 | $8.13 | to | $8.59 | $ 1,441 | 1.17% | 0.00% | to | 1.50% | 22.81% | to | 24.67% |
| 2008 | 142 | $6.62 | to | $6.89 | $ 953 | 0.11% | 0.00% | to | 1.50% | -35.06% | to | -34.36% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Davis New York Venture Portfolio - Service Class** | | | | | | | | | | | | |
| 2012 | 653 | $9.06 | to | $21.76 | $ 12,097 | 0.30% | 0.00% | to | 1.50% | 10.57% | to | 12.31% |
| 2011 | 730 | $8.15 | to | $19.38 | $ 11,915 | 0.99% | 0.00% | to | 1.50% | -6.09% | to | -4.66% |
| 2010 | 843 | $8.62 | to | $20.33 | $ 14,440 | 0.40% | 0.00% | to | 1.50% | 10.40% | to | 12.01% |
| 2009 | 840 | $7.76 | to | $18.15 | $ 12,781 | 0.66% | 0.00% | to | 1.50% | 29.62% | to | 31.62% |
| 2008 | 735 | $5.94 | to | $13.79 | $ 8,589 | 0.78% | 0.00% | to | 1.50% | -40.12% | to | -39.39% |
| **ING Fidelity® VIP Mid Cap Portfolio - Service Class** | | | | | | | | | | | | |
| 2012 | 437 | $10.39 | to | $13.51 | $ 4,543 | - | 0.00% | to | 0.45% | | 14.30% | |
| 2011 | 692 | $11.51 | to | $11.82 | $ 7,970 | 0.17% | 0.00% | to | 0.50% | -11.53% | to | -11.13% |
| 2010 | 1,084 | $13.01 | to | $13.30 | $ 14,099 | 0.52% | 0.00% | to | 0.50% | 27.55% | to | 28.13% |
| 2009 | 966 | $10.20 | to | $10.38 | $ 9,850 | 4.74% | 0.00% | to | 0.50% | 38.59% | to | 39.33% |
| 2008 | 911 | $7.36 | to | $7.45 | $ 6,707 | 0.37% | 0.00% | to | 0.50% | -40.11% | to | -39.77% |
| **ING Global Bond Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2012 | 26 | | $15.00 | | $ 388 | 5.74% | | 0.35% | | | 6.99% | |
| 2011 | 29 | | $14.02 | | $ 413 | 7.47% | | 0.35% | | | 2.94% | |
| 2010 | 35 | | $13.62 | | $ 471 | 3.38% | | 0.35% | | | 14.74% | |
| 2009 | 20 | | $11.87 | | $ 239 | 2.82% | | 0.35% | | | 20.63% | |
| 2008 | 26 | | $9.84 | | $ 258 | 6.75% | | 0.35% | | | -16.26% | |
| **ING Global Bond Portfolio - Initial Class** | | | | | | | | | | | | |
| 2012 | 10,197 | $12.96 | to | $16.05 | $ 151,398 | 6.15% | 0.00% | to | 1.95% | 5.04% | to | 7.95% |
| 2011 | 11,179 | $12.12 | to | $14.91 | $ 155,537 | 7.58% | 0.00% | to | 1.95% | 1.72% | to | 3.76% |
| 2010 | 11,430 | $11.79 | to | $14.38 | $ 154,688 | 3.10% | 0.00% | to | 1.95% | 13.56% | to | 17.21% |
| 2009 | 11,306 | $10.26 | to | $12.40 | $ 132,935 | 4.07% | 0.00% | to | 1.95% | 18.29% | to | 22.41% |
| 2008 | 11,204 | $8.50 | to | $10.20 | $ 109,367 | 5.72% | 0.00% | to | 1.95% | -17.26% | to | -14.92% |
| **ING Global Bond Portfolio - Service Class** | | | | | | | | | | | | |
| 2012 | 98 | $12.68 | to | $13.98 | $ 1,301 | 5.93% | 0.00% | to | 1.50% | 6.07% | to | 7.38% |
| 2011 | 72 | $11.94 | to | $13.18 | $ 891 | 10.87% | 0.25% | to | 1.50% | 1.93% | to | 3.12% |
| 2010 | 90 | $11.68 | to | $12.93 | $ 1,077 | 2.73% | 0.35% | to | 1.50% | 13.82% | to | 15.15% |
| 2009 | 58 | $10.25 | to | $11.36 | $ 609 | 5.09% | 0.35% | to | 1.50% | 19.58% | to | 20.85% |
| 2008 | 25 | $8.59 | to | $9.50 | $ 216 | 0.40% | 0.40% | to | 1.50% | | -17.03% | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Growth and Income Core Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2012 | 56 | | $11.14 | | $ 627 | - | | 0.35% | | 8.26% | | |
| 2011 | 60 | | $10.29 | | $ 614 | 0.60% | | 0.35% | | -13.82% | | |
| 2010 | 32 | | $11.94 | | $ 383 | 1.23% | | 0.35% | | 10.45% | | |
| 2009 | 40 | | $10.81 | | $ 429 | 0.83% | | 0.35% | | 43.56% | | |
| 2008 | 39 | | $7.53 | | $ 295 | 0.25% | | 0.35% | | -40.24% | | |
| **ING Growth and Income Core Portfolio - Initial Class** | | | | | | | | | | | | |
| 2012 | 3,251 | $6.47 | to | $31.73 | $ 70,374 | 0.44% | 0.00% | to | 1.50% | 7.63% | to | 9.33% |
| 2011 | 3,771 | $6.01 | to | $29.36 | $ 75,735 | 0.79% | 0.00% | to | 1.50% | -14.42% | to | -13.08% |
| 2010 | 4,052 | $7.02 | to | $34.13 | $ 93,417 | 1.46% | 0.00% | to | 1.50% | 9.69% | to | 11.38% |
| 2009 | 4,320 | $6.40 | to | $30.95 | $ 89,807 | 1.14% | 0.00% | to | 1.50% | 42.54% | to | 44.85% |
| 2008 | 4,224 | $4.48 | to | $21.60 | $ 61,486 | 0.54% | 0.00% | to | 1.50% | -40.74% | to | -39.78% |
| **ING Index Solution 2015 Portfolio - Initial Class** | | | | | | | | | | | | |
| 2012 | 20 | $11.68 | to | $14.37 | $ 270 | 2.14% | 0.80% | to | 1.40% | 9.01% | to | 9.40% |
| 2011 | 1 | $10.70 | to | $13.08 | $ 11 | (d) | 0.95% | to | 1.40% | (d) | | |
| 2010 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| 2009 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| 2008 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| **ING Index Solution 2015 Portfolio - Service Class** | | | | | | | | | | | | |
| 2012 | 58 | $11.97 | to | $14.23 | $ 787 | 1.79% | 0.00% | to | 0.80% | 9.38% | to | 10.22% |
| 2011 | 44 | $10.86 | to | $13.01 | $ 552 | 0.99% | 0.00% | to | 0.75% | 0.08% | to | 0.74% |
| 2010 | 5 | $10.78 | to | $13.00 | $ 55 | (c) | 0.00% | to | 0.75% | (c) | | |
| 2009 | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| 2008 | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| **ING Index Solution 2015 Portfolio - Service 2 Class** | | | | | | | | | | | | |
| 2012 | 82 | $11.79 | to | $12.33 | $ 981 | 1.80% | 0.00% | to | 1.55% | 8.36% | to | 9.86% |
| 2011 | 72 | $10.88 | to | $11.16 | $ 798 | 2.29% | 0.20% | to | 1.55% | -0.91% | to | 0.45% |
| 2010 | 62 | $10.98 | to | $11.11 | $ 687 | (c) | 0.20% | to | 1.55% | (c) | | |
| 2009 | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| 2008 | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |

271

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING Index Solution 2025 Portfolio - Initial Class** | | | | | | |
| 2012 | 32 | $12.14 to $15.12 | $ 476 | 2.17% | 0.95% to 1.40% | 11.73% to 12.17% |
| 2011 | 6 | $10.86 to $13.48 | $ 78 | (d) | 0.95% to 1.40% | (d) |
| 2010 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2009 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2008 | (d) | (d) | (d) | (d) | (d) | (d) |
| **ING Index Solution 2025 Portfolio - Service Class** | | | | | | |
| 2012 | 6 | $12.44 to $15.04 | $ 87 | 1.47% | 0.00% to 0.75% | 12.24% to 13.09% |
| 2011 | 4 | $11.00 to $13.40 | $ 49 | 5.19% | 0.00% to 0.75% | -2.26% to -1.52% |
| 2010 | 2 | $11.17 to $13.71 | $ 28 | (c) | 0.00% to 0.75% | (c) |
| 2009 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2008 | (c) | (c) | (c) | (c) | (c) | (c) |
| **ING Index Solution 2025 Portfolio - Service 2 Class** | | | | | | |
| 2012 | 204 | $12.30 to $12.87 | $ 2,563 | 1.36% | 0.00% to 1.55% | 11.11% to 12.59% |
| 2011 | 178 | $11.07 to $11.36 | $ 2,003 | 1.87% | 0.20% to 1.55% | -3.23% to -1.90% |
| 2010 | 132 | $11.44 to $11.58 | $ 1,519 | (c) | 0.20% to 1.55% | (c) |
| 2009 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2008 | (c) | (c) | (c) | (c) | (c) | (c) |
| **ING Index Solution 2035 Portfolio - Initial Class** | | | | | | |
| 2012 | 24 | $15.41 to $15.59 | $ 372 | 1.45% | 0.95% to 1.40% | 13.90% to 14.38% |
| 2011 | 3 | $13.53 to $13.63 | $ 42 | (d) | 0.95% to 1.40% | (d) |
| 2010 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2009 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2008 | (d) | (d) | (d) | (d) | (d) | (d) |
| **ING Index Solution 2035 Portfolio - Service Class** | | | | | | |
| 2012 | 13 | $12.64 to $15.50 | $ 169 | 0.80% | 0.00% to 0.80% | 14.22% to 15.12% |
| 2011 | 7 | $10.98 to $13.57 | $ 80 | 1.96% | 0.00% to 0.75% | -3.96% to -3.26% |
| 2010 | 2 | $11.35 to $14.13 | $ 22 | (c) | 0.00% to 0.75% | (c) |
| 2009 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2008 | (c) | (c) | (c) | (c) | (c) | (c) |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Index Solution 2035 Portfolio - Service 2 Class** | | | | | | | | | | | | |
| 2012 | 141 | $12.54 | to | $13.11 | $ 1,815 | 1.13% | 0.00% | to | 1.55% | 13.28% | to | 14.94% |
| 2011 | 139 | $11.07 | to | $11.38 | $ 1,557 | 1.59% | 0.10% | to | 1.55% | -4.90% | to | -3.48% |
| 2010 | 92 | $11.64 | to | $11.79 | $ 1,083 | (c) | 0.10% | to | 1.55% | (c) | | |
| 2009 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| 2008 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| **ING Index Solution 2045 Portfolio - Initial Class** | | | | | | | | | | | | |
| 2012 | 3 | $15.86 | to | $16.05 | $ 48 | - | 0.95% | to | 1.40% | 14.51% | to | 15.14% |
| 2011 | 1 | $13.85 | to | $13.94 | $ 17 | (d) | 0.95% | to | 1.40% | (d) | | |
| 2010 | (d) | (d) | | | (d) | (d) | (d) | | | (d) | | |
| 2009 | (d) | (d) | | | (d) | (d) | (d) | | | (d) | | |
| 2008 | (d) | (d) | | | (d) | (d) | (d) | | | (d) | | |
| **ING Index Solution 2045 Portfolio - Service Class** | | | | | | | | | | | | |
| 2012 | 2 | $12.84 | to | $15.95 | $ 34 | - | 0.00% | to | 0.80% | 14.94% | to | 15.88% |
| 2011 | 2 | $11.08 | to | $13.87 | $ 19 | - | 0.00% | to | 0.80% | -4.80% | to | -4.15% |
| 2010 | - | $11.56 | to | $14.57 | $ 1 | (c) | 0.00% | to | 0.75% | (c) | | |
| 2009 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| 2008 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| **ING Index Solution 2045 Portfolio - Service 2 Class** | | | | | | | | | | | | |
| 2012 | 101 | $12.71 | to | $13.30 | $ 1,308 | 1.08% | 0.00% | to | 1.55% | 13.89% | to | 15.61% |
| 2011 | 81 | $11.16 | to | $11.47 | $ 923 | 1.19% | 0.10% | to | 1.55% | -5.82% | to | -4.42% |
| 2010 | 49 | $11.85 | to | $12.00 | $ 584 | (c) | 0.10% | to | 1.55% | (c) | | |
| 2009 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| 2008 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| **ING Index Solution 2055 Portfolio - Initial Class** | | | | | | | | | | | | |
| 2012 | 2 | $12.50 | to | $12.64 | $ 20 | - | 0.95% | to | 1.35% | 15.12% | | |
| 2011 | - | | $10.98 | | - | (d) | | 0.95% | | (d) | | |
| 2010 | (d) | (d) | | | (d) | (d) | (d) | | | (d) | | |
| 2009 | (d) | (d) | | | (d) | (d) | (d) | | | (d) | | |
| 2008 | (d) | (d) | | | (d) | (d) | (d) | | | (d) | | |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Index Solution 2055 Portfolio - Service Class** | | | | | | | | | | | |
| 2012 | 16 | $12.44 | to | $12.86 | $ 202 | - | 0.00% | to 1.25% | 14.44% | to | 15.86% |
| 2011 | 6 | $10.87 | to | $11.10 | $ 64 | - | 0.00% | to 1.25% | -5.04% | to | -4.15% |
| 2010 | - | $11.51 | to | $11.58 | $ 3 | (c) | 0.00% | to 0.95% | (c) | | |
| 2009 | (c) | (c) | | | (c) | (c) | (c) | | (c) | | |
| 2008 | (c) | (c) | | | (c) | (c) | (c) | | (c) | | |
| **ING Index Solution 2055 Portfolio - Service 2 Class** | | | | | | | | | | | |
| 2012 | 7 | $12.30 | to | $12.82 | $ 92 | - | 0.00% | to 1.55% | 14.35% | to | 14.89% |
| 2011 | 5 | $10.87 | to | $10.97 | $ 53 | - | 0.60% | to 1.15% | -5.21% | | |
| 2010 | - | $11.51 | | | - | (c) | 0.90% | to 0.95% | (c) | | |
| 2009 | (c) | (c) | | | (c) | (c) | (c) | | (c) | | |
| 2008 | (c) | (c) | | | (c) | (c) | (c) | | (c) | | |
| **ING Index Solution Income Portfolio - Service Class** | | | | | | | | | | | |
| 2012 | 84 | $11.77 | to | $13.55 | $ 1,133 | 2.02% | 0.00% | to 0.80% | 7.63% | to | 8.58% |
| 2011 | 51 | $10.84 | to | $12.59 | $ 645 | (d) | 0.00% | to 0.80% | (d) | | |
| 2010 | (d) | (d) | | | (d) | (d) | (d) | | (d) | | |
| 2009 | (d) | (d) | | | (d) | (d) | (d) | | (d) | | |
| 2008 | (d) | (d) | | | (d) | (d) | (d) | | (d) | | |
| **ING Index Solution Income Portfolio - Service 2 Class** | | | | | | | | | | | |
| 2012 | 19 | $11.50 | to | $11.86 | $ 226 | 2.91% | 0.50% | to 1.55% | 6.68% | to | 7.76% |
| 2011 | 17 | $10.78 | to | $10.97 | $ 186 | 2.89% | 0.60% | to 1.55% | 0.94% | to | 1.86% |
| 2010 | 15 | $10.68 | to | $10.76 | $ 160 | (c) | 0.65% | to 1.55% | (c) | | |
| 2009 | (c) | (c) | | | (c) | (c) | (c) | | (c) | | |
| 2008 | (c) | (c) | | | (c) | (c) | (c) | | (c) | | |
| **ING Invesco Van Kampen Comstock Portfolio - Adviser Class** | | | | | | | | | | | |
| 2012 | 27 | $12.32 | | | $ 334 | 0.95% | 0.35% | | 17.89% | | |
| 2011 | 28 | $10.45 | | | $ 297 | 1.32% | 0.35% | | -2.70% | | |
| 2010 | 29 | $10.74 | | | $ 307 | 1.02% | 0.35% | | 14.38% | | |
| 2009 | 30 | $9.39 | | | $ 284 | 2.04% | 0.35% | | 27.76% | | |
| 2008 | 28 | $7.35 | | | $ 206 | 3.06% | 0.35% | | -36.80% | | |

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| | Units (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | Total Return[C] (lowest to highest) | |
|---|---|---|---|---|---|---|---|---|---|
| **ING Invesco Van Kampen Comstock Portfolio - Service Class** | | | | | | | | | |
| 2012 | 3,281 | $10.03 to | $17.01 | $ 48,799 | 1.24% | 0.00% to | 1.95% | 16.31% to | 18.73% |
| 2011 | 3,682 | $8.53 to | $14.49 | $ 46,669 | 1.37% | 0.00% to | 1.95% | -3.92% to | -2.12% |
| 2010 | 4,016 | $8.79 to | $14.95 | $ 52,549 | 1.29% | 0.00% to | 1.95% | 12.86% to | 15.17% |
| 2009 | 4,478 | $7.70 to | $13.12 | $ 51,283 | 2.28% | 0.00% to | 1.95% | 25.95% to | 28.60% |
| 2008 | 4,775 | $6.03 to | $10.31 | $ 42,974 | 3.72% | 0.00% to | 1.95% | -37.70% to | -36.68% |
| **ING Invesco Van Kampen Equity and Income Portfolio - Adviser Class** | | | | | | | | | |
| 2012 | 54 | $13.20 | | $ 712 | 1.62% | 0.35% | | 11.86% | |
| 2011 | 55 | $11.80 | | $ 649 | 2.05% | 0.35% | | -1.91% | |
| 2010 | 43 | $12.03 | | $ 523 | 1.38% | 0.35% | | 11.39% | |
| 2009 | 46 | $10.80 | | $ 492 | 1.50% | 0.35% | | 21.62% | |
| 2008 | 35 | $8.88 | | $ 308 | 7.05% | 0.35% | | -24.04% | |
| **ING Invesco Van Kampen Equity and Income Portfolio - Initial Class** | | | | | | | | | |
| 2012 | 16,784 | $11.13 to | $15.37 | $ 232,827 | 2.34% | 0.00% to | 1.95% | 5.06% to | 12.81% |
| 2011 | 18,261 | $9.95 to | $13.67 | $ 228,833 | 2.23% | 0.00% to | 1.95% | -3.03% to | -1.01% |
| 2010 | 19,572 | $10.15 to | $13.81 | $ 249,741 | 1.82% | 0.00% to | 1.95% | 10.19% to | 17.25% |
| 2009 | 21,103 | $9.11 to | $12.30 | $ 240,779 | 1.87% | 0.00% to | 1.95% | 14.24% to | 25.89% |
| 2008 | 23,075 | $7.48 to | $10.03 | $ 216,996 | 5.17% | 0.00% to | 1.95% | -30.76% to | -21.09% |
| **ING Invesco Van Kampen Equity and Income Portfolio - Service Class** | | | | | | | | | |
| 2012 | 6 | $42.58 to | $43.78 | $ 277 | 1.98% | 1.00% to | 1.25% | 11.12% to | 11.40% |
| 2011 | 6 | $38.32 to | $39.30 | $ 229 | 2.26% | 1.00% to | 1.25% | -2.54% to | -2.31% |
| 2010 | 5 | $39.32 to | $40.23 | $ 214 | 1.65% | 1.00% to | 1.25% | 10.64% to | 10.92% |
| 2009 | 4 | $35.54 to | $36.27 | $ 149 | 1.31% | 1.00% to | 1.25% | 20.84% to | 21.14% |
| 2008 | 5 | $29.41 to | $30.80 | $ 157 | 5.22% | 0.60% to | 1.25% | -24.51% to | -24.03% |
| **ING JPMorgan Mid Cap Value Portfolio - Adviser Class** | | | | | | | | | |
| 2012 | 23 | $14.90 | | $ 348 | 0.61% | 0.35% | | 19.30% | |
| 2011 | 25 | $12.49 | | $ 308 | 0.58% | 0.35% | | 1.30% | |
| 2010 | 31 | $12.33 | | $ 378 | 0.60% | 0.35% | | 22.20% | |
| 2009 | 29 | $10.09 | | $ 292 | 1.12% | 0.35% | | 24.88% | |
| 2008 | 30 | $8.08 | | $ 245 | 1.58% | 0.35% | | -33.44% | |

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING JPMorgan Mid Cap Value Portfolio - Initial Class** | | | | | | | | | | | | |
| 2012 | 90 | | $10.09 | | $ 904 | (e) | | 0.95% | | | (e) | |
| 2011 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2010 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2009 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **ING JPMorgan Mid Cap Value Portfolio - Service Class** | | | | | | | | | | | | |
| 2012 | 1,951 | $11.89 | to | $23.72 | $ 40,437 | 0.76% | 0.00% | to | 1.55% | 18.23% | to | 20.04% |
| 2011 | 1,760 | $10.00 | to | $19.76 | $ 30,683 | 0.83% | 0.00% | to | 1.50% | 0.29% | to | 1.88% |
| 2010 | 1,790 | $9.91 | to | $19.41 | $ 30,952 | 0.77% | 0.00% | to | 1.55% | 21.11% | to | 23.01% |
| 2009 | 1,864 | $8.12 | to | $15.78 | $ 26,549 | 1.24% | 0.00% | to | 1.55% | 23.68% | to | 25.73% |
| 2008 | 1,843 | $6.51 | to | $12.56 | $ 21,120 | 2.10% | 0.00% | to | 1.55% | -34.08% | to | -33.01% |
| **ING Oppenheimer Global Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2012 | 45 | | $13.43 | | $ 601 | 0.90% | | 0.35% | | | 20.77% | |
| 2011 | 46 | | $11.12 | | $ 515 | 1.20% | | 0.35% | | | -8.93% | |
| 2010 | 40 | | $12.21 | | $ 483 | 1.39% | | 0.35% | | | 15.08% | |
| 2009 | 36 | | $10.61 | | $ 383 | 1.61% | | 0.35% | | | 38.51% | |
| 2008 | 31 | | $7.66 | | $ 238 | 2.32% | | 0.35% | | | -40.85% | |
| **ING Oppenheimer Global Portfolio - Initial Class** | | | | | | | | | | | | |
| 2012 | 36,131 | $10.06 | to | $16.66 | $ 540,715 | 1.29% | 0.00% | to | 1.80% | 15.61% | to | 21.70% |
| 2011 | 40,001 | $8.34 | to | $13.73 | $ 498,449 | 1.52% | 0.00% | to | 1.65% | -9.60% | to | -8.10% |
| 2010 | 43,210 | $9.16 | to | $14.94 | $ 591,369 | 1.57% | 0.00% | to | 1.80% | 14.05% | to | 21.88% |
| 2009 | 46,362 | $7.95 | to | $12.86 | $ 549,793 | 2.38% | 0.00% | to | 1.95% | 29.29% | to | 44.58% |
| 2008 | 49,538 | $5.74 | to | $9.22 | $ 423,940 | 2.29% | 0.00% | to | 1.95% | -43.34% | to | -38.16% |
| **ING Oppenheimer Global Portfolio - Service Class** | | | | | | | | | | | | |
| 2012 | 47 | $16.83 | to | $17.29 | $ 815 | 1.10% | 1.00% | to | 1.25% | 19.79% | to | 20.15% |
| 2011 | 44 | $14.05 | to | $14.39 | $ 638 | 1.40% | 1.00% | to | 1.25% | -9.53% | to | -9.33% |
| 2010 | 41 | $15.53 | to | $15.87 | $ 647 | 1.41% | 1.00% | to | 1.25% | 14.36% | to | 14.67% |
| 2009 | 35 | $13.58 | to | $13.84 | $ 486 | 2.12% | 1.00% | to | 1.25% | 37.59% | to | 37.99% |
| 2008 | 27 | $9.87 | to | $10.03 | $ 267 | 1.98% | 1.00% | to | 1.25% | -41.18% | to | -41.07% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING PIMCO Total Return Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2012 | 179 | | $14.94 | | $ 2,675 | 2.97% | | 0.35% | | | 7.25% | | |
| 2011 | 185 | | $13.93 | | $ 2,578 | 2.89% | | 0.35% | | | 2.58% | | |
| 2010 | 147 | | $13.58 | | $ 1,991 | 3.43% | | 0.35% | | | 6.93% | | |
| 2009 | 96 | | $12.70 | | $ 1,215 | 3.17% | | 0.35% | | | 11.99% | | |
| 2008 | 77 | | $11.34 | | $ 870 | 5.48% | | 0.35% | | | -0.79% | | |
| **ING PIMCO Total Return Portfolio - Initial Class** | | | | | | | | | | | | |
| 2012 | 29 | $10.91 | to | $11.07 | $ 322 | 5.00% | 0.80% | to | 1.40% | 6.75% | to | 7.19% |
| 2011 | 8 | $10.22 | to | $10.29 | $ 78 | (d) | 0.95% | to | 1.40% | (d) | | |
| 2010 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| 2009 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| 2008 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| **ING PIMCO Total Return Portfolio - Service Class** | | | | | | | | | | | | |
| 2012 | 15,755 | $13.27 | to | $18.35 | $ 255,966 | 3.07% | 0.00% | to | 1.95% | 5.80% | to | 7.92% |
| 2011 | 15,317 | $12.41 | to | $17.01 | $ 232,928 | 2.92% | 0.00% | to | 1.95% | 1.25% | to | 3.26% |
| 2010 | 15,339 | $12.13 | to | $16.48 | $ 227,651 | 3.41% | 0.00% | to | 1.95% | 5.45% | to | 7.58% |
| 2009 | 12,634 | $11.37 | to | $15.32 | $ 175,181 | 3.28% | 0.00% | to | 1.95% | 10.40% | to | 12.68% |
| 2008 | 8,434 | $10.17 | to | $13.60 | $ 104,849 | 5.43% | 0.00% | to | 1.95% | -1.87% | to | -0.25% |
| **ING Pioneer High Yield Portfolio - Initial Class** | | | | | | | | | | | | |
| 2012 | 1,358 | $15.39 | to | $18.34 | $ 23,376 | 6.02% | 0.00% | to | 1.95% | 13.96% | to | 16.22% |
| 2011 | 1,281 | $13.37 | to | $15.78 | $ 19,191 | 6.17% | 0.00% | to | 1.95% | -2.62% | to | -0.69% |
| 2010 | 1,177 | $13.58 | to | $15.89 | $ 17,901 | 6.06% | 0.00% | to | 1.95% | 16.67% | to | 19.10% |
| 2009 | 1,047 | $11.50 | to | $13.35 | $ 13,508 | 6.43% | 0.00% | to | 1.95% | 64.58% | to | 67.08% |
| 2008 | 508 | $6.96 | to | $7.99 | $ 3,967 | 8.59% | 0.00% | to | 1.50% | -30.43% | to | -29.42% |
| **ING Pioneer High Yield Portfolio - Service Class** | | | | | | | | | | | | |
| 2012 | 27 | $16.41 | to | $17.31 | $ 466 | 5.82% | 0.60% | to | 1.40% | 14.35% | to | 15.08% |
| 2011 | 27 | $14.41 | to | $15.25 | $ 393 | 5.50% | 0.35% | to | 1.35% | -2.31% | to | -1.29% |
| 2010 | 25 | $14.71 | to | $15.45 | $ 370 | 5.44% | 0.35% | to | 1.40% | 17.02% | to | 18.30% |
| 2009 | 14 | $12.57 | to | $13.06 | $ 181 | 6.87% | 0.35% | to | 1.40% | 64.31% | to | 65.47% |
| 2008 | 11 | $7.65 | to | $7.79 | $ 81 | 7.95% | 0.70% | to | 1.40% | -30.49% | to | -30.32% |

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING Solution 2015 Portfolio - Adviser Class** | | | | | | |
| 2012 | 70 | $12.52 | $ 874 | 3.93% | 0.35% | 10.70% |
| 2011 | 71 | $11.31 to $12.12 | $ 805 | 2.89% | 0.00% to 0.35% | -1.22% to -0.90% |
| 2010 | 45 | $11.45 to $12.23 | $ 512 | 0.09% | 0.00% to 0.65% | 10.19% to 10.88% |
| 2009 | 1,347 | $10.26 to $11.03 | $ 14,444 | 3.68% | 0.00% to 1.55% | 20.28% to 22.15% |
| 2008 | 1,203 | $8.52 to $9.03 | $ 10,621 | 1.79% | 0.00% to 1.55% | -28.20% to -27.06% |
| **ING Solution 2015 Portfolio - Initial Class** | | | | | | |
| 2012 | 124 | $10.26 to $10.28 | $ 1,276 | (e) | 0.00% to 0.45% | (e) |
| 2011 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2010 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2009 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2008 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING Solution 2015 Portfolio - Service Class** | | | | | | |
| 2012 | 5,266 | $10.44 to $13.75 | $ 67,178 | 4.26% | 0.00% to 1.50% | 9.77% to 11.53% |
| 2011 | 5,226 | $9.45 to $12.33 | $ 60,328 | 3.23% | 0.00% to 1.50% | -2.19% to -0.68% |
| 2010 | 4,993 | $9.61 to $12.42 | $ 58,754 | 2.36% | 0.00% to 1.50% | 9.61% to 11.39% |
| 2009 | 4,158 | $8.71 to $11.17 | $ 44,359 | 3.84% | 0.00% to 1.50% | 20.49% to 22.39% |
| 2008 | 3,218 | $7.17 to $9.13 | $ 28,425 | 1.76% | 0.00% to 1.50% | -27.98% to -26.84% |
| **ING Solution 2015 Portfolio - Service 2 Class** | | | | | | |
| 2012 | 855 | $12.05 to $12.60 | $ 10,582 | 3.80% | 0.00% to 1.55% | 9.55% to 11.21% |
| 2011 | 1,241 | $11.00 to $11.33 | $ 13,912 | 3.32% | 0.00% to 1.55% | -2.40% to -0.79% |
| 2010 | 1,297 | $11.27 to $11.42 | $ 14,738 | (c) | 0.00% to 1.55% | (c) |
| 2009 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2008 | (c) | (c) | (c) | (c) | (c) | (c) |
| **ING Solution 2025 Portfolio - Adviser Class** | | | | | | |
| 2012 | 35 | $12.07 | $ 427 | 2.46% | 0.35% | 12.80% |
| 2011 | 36 | $10.70 | $ 387 | 1.90% | 0.35% | -3.69% |
| 2010 | 32 | $11.11 to $12.08 | $ 351 | 0.05% | 0.00% to 0.95% | 12.38% to 13.53% |
| 2009 | 1,753 | $9.82 to $10.64 | $ 18,118 | 3.06% | 0.00% to 1.55% | 23.44% to 25.32% |
| 2008 | 1,449 | $7.86 to $8.49 | $ 12,028 | 1.43% | 0.00% to 1.55% | -34.96% to -33.93% |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Solution 2025 Portfolio - Initial Class** | | | | | | | | | | | | |
| 2012 | 50 | $10.35 | to | $10.37 | $ 521 | (e) | 0.00% | to | 0.45% | (e) | | |
| 2011 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2010 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2009 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| **ING Solution 2025 Portfolio - Service Class** | | | | | | | | | | | | |
| 2012 | 8,785 | $9.79 | to | $13.48 | $ 110,500 | 2.73% | 0.00% | to | 1.50% | 11.77% | to | 13.49% |
| 2011 | 8,260 | $8.71 | to | $11.89 | $ 92,206 | 2.18% | 0.00% | to | 1.50% | -4.53% | to | -3.03% |
| 2010 | 7,451 | $9.07 | to | $12.27 | $ 86,539 | 1.58% | 0.00% | to | 1.50% | 12.04% | to | 13.82% |
| 2009 | 6,278 | $8.03 | to | $10.78 | $ 64,506 | 3.13% | 0.00% | to | 1.50% | 23.86% | to | 25.93% |
| 2008 | 4,569 | $6.43 | to | $8.57 | $ 37,936 | 1.41% | 0.00% | to | 1.50% | -34.86% | to | -33.95% |
| **ING Solution 2025 Portfolio - Service 2 Class** | | | | | | | | | | | | |
| 2012 | 1,219 | $12.47 | to | $13.04 | $ 15,599 | 2.31% | 0.00% | to | 1.55% | 11.61% | to | 13.29% |
| 2011 | 1,727 | $11.17 | to | $11.51 | $ 19,675 | 2.22% | 0.00% | to | 1.55% | -4.77% | to | -3.20% |
| 2010 | 1,708 | $11.73 | to | $11.89 | $ 20,208 | (c) | 0.00% | to | 1.55% | (c) | | |
| 2009 | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| 2008 | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| **ING Solution 2035 Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2012 | 22 | | $12.07 | | $ 266 | 1.99% | | 0.35% | | 14.41% | | |
| 2011 | 32 | | $10.55 | | $ 338 | 1.12% | | 0.35% | | -5.21% | | |
| 2010 | 34 | $11.13 | to | $11.56 | $ 379 | 0.05% | 0.35% | to | 1.00% | 13.11% | to | 13.92% |
| 2009 | 1,547 | $9.77 | to | $10.71 | $ 16,062 | 2.66% | 0.00% | to | 1.55% | 26.08% | to | 28.11% |
| 2008 | 1,196 | $7.66 | to | $8.36 | $ 9,767 | 1.45% | 0.00% | to | 1.55% | -38.14% | to | -37.24% |
| **ING Solution 2035 Portfolio - Initial Class** | | | | | | | | | | | | |
| 2012 | 125 | $10.42 | to | $10.43 | $ 1,299 | (e) | 0.00% | to | 0.45% | (e) | | |
| 2011 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2010 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2009 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Solution 2035 Portfolio - Service Class** | | | | | | | | | | | | |
| 2012 | 7,612 | $9.54 | to | $13.64 | $ 96,949 | 2.16% | 0.00% | to | 1.50% | 13.34% | to | 15.11% |
| 2011 | 6,862 | $8.36 | to | $11.85 | $ 76,467 | 1.61% | 0.00% | to | 1.50% | -6.05% | to | -4.55% |
| 2010 | 5,947 | $8.85 | to | $12.42 | $ 70,002 | 1.19% | 0.00% | to | 1.50% | 12.86% | to | 14.58% |
| 2009 | 5,065 | $7.78 | to | $10.84 | $ 52,312 | 2.79% | 0.00% | to | 1.50% | 26.47% | to | 28.44% |
| 2008 | 3,386 | $6.11 | to | $8.45 | $ 27,711 | 1.40% | 0.00% | to | 1.50% | -37.97% | to | -36.99% |
| **ING Solution 2035 Portfolio - Service 2 Class** | | | | | | | | | | | | |
| 2012 | 1,165 | $12.66 | to | $13.24 | $ 15,155 | 1.94% | 0.00% | to | 1.55% | 13.24% | to | 14.93% |
| 2011 | 1,444 | $11.18 | to | $11.52 | $ 16,464 | 1.68% | 0.00% | to | 1.55% | -6.29% | to | -4.79% |
| 2010 | 1,425 | $11.93 | to | $12.10 | $ 17,154 | (c) | 0.00% | to | 1.55% | (c) | | |
| 2009 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| 2008 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| **ING Solution 2045 Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2012 | 10 | $11.87 | | | $ 117 | 1.72% | 0.35% | | | 14.80% | | |
| 2011 | 11 | $10.34 | | | $ 115 | 1.03% | 0.35% | | | -5.74% | | |
| 2010 | 7 | $10.97 | | | $ 80 | 0.02% | 0.35% | | | 14.51% | | |
| 2009 | 1,072 | $9.58 | to | $10.68 | $ 11,165 | 2.16% | 0.00% | to | 1.55% | 27.31% | to | 29.30% |
| 2008 | 797 | $7.43 | to | $8.26 | $ 6,465 | 1.10% | 0.00% | to | 1.55% | -40.86% | to | -39.93% |
| **ING Solution 2045 Portfolio - Initial Class** | | | | | | | | | | | | |
| 2012 | 77 | $10.44 | | | $ 803 | (e) | 0.45% | | | (e) | | |
| 2011 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2010 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2009 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2008 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| **ING Solution 2045 Portfolio - Service Class** | | | | | | | | | | | | |
| 2012 | 5,506 | $9.22 | to | $13.63 | $ 70,077 | 1.84% | 0.00% | to | 1.50% | 13.76% | to | 15.51% |
| 2011 | 4,993 | $8.06 | to | $11.80 | $ 55,372 | 1.22% | 0.00% | to | 1.50% | -6.56% | to | -5.12% |
| 2010 | 4,246 | $8.57 | to | $12.44 | $ 49,958 | 0.90% | 0.00% | to | 1.50% | 13.39% | to | 15.17% |
| 2009 | 3,511 | $7.51 | to | $10.81 | $ 36,075 | 2.34% | 0.00% | to | 1.50% | 27.92% | to | 29.93% |
| 2008 | 2,197 | $5.82 | to | $8.32 | $ 17,688 | 1.13% | 0.00% | to | 1.50% | -40.72% | to | -39.88% |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | Total Return[C] (lowest to highest) | |
|---|---|---|---|---|---|---|---|---|---|
| **ING Solution 2045 Portfolio - Service 2 Class** | | | | | | | | | |
| 2012 | 881 | $12.75 to | $13.34 | $ 11,546 | 1.54% | 0.00% to | 1.55% | 13.64% to | 15.40% |
| 2011 | 1,168 | $11.22 to | $11.56 | $ 13,383 | 1.25% | 0.00% to | 1.55% | -6.89% to | -5.40% |
| 2010 | 1,142 | $12.05 to | $12.22 | $ 13,890 | (c) | 0.00% to | 1.55% | (c) | |
| 2009 | (c) | (c) | | (c) | (c) | (c) | | (c) | |
| 2008 | (c) | (c) | | (c) | (c) | (c) | | (c) | |
| **ING Solution 2055 Portfolio - Initial Class** | | | | | | | | | |
| 2012 | 10 | $12.65 | | $ 124 | (e) | 0.45% | | (e) | |
| 2011 | (e) | (e) | | (e) | (e) | (e) | | (e) | |
| 2010 | (e) | (e) | | (e) | (e) | (e) | | (e) | |
| 2009 | (e) | (e) | | (e) | (e) | (e) | | (e) | |
| 2008 | (e) | (e) | | (e) | (e) | (e) | | (e) | |
| **ING Solution 2055 Portfolio - Service Class** | | | | | | | | | |
| 2012 | 272 | $11.67 to | $12.73 | $ 3,384 | 1.04% | 0.00% to | 1.50% | 13.86% to | 15.52% |
| 2011 | 130 | $10.20 to | $11.02 | $ 1,414 | 0.37% | 0.05% to | 1.50% | -6.52% to | -5.16% |
| 2010 | 19 | $11.50 to | $11.62 | $ 222 | (c) | 0.05% to | 1.50% | (c) | |
| 2009 | (c) | (c) | | (c) | (c) | (c) | | (c) | |
| 2008 | (c) | (c) | | (c) | (c) | (c) | | (c) | |
| **ING Solution 2055 Portfolio - Service 2 Class** | | | | | | | | | |
| 2012 | 35 | $12.22 to | $12.68 | $ 438 | 0.86% | 0.00% to | 1.40% | 13.77% to | 15.27% |
| 2011 | 24 | $10.74 to | $11.00 | $ 259 | 0.46% | 0.00% to | 1.45% | -6.43% to | -5.25% |
| 2010 | 15 | $11.51 to | $11.61 | $ 174 | (c) | 0.00% to | 1.25% | (c) | |
| 2009 | (c) | (c) | | (c) | (c) | (c) | | (c) | |
| 2008 | (c) | (c) | | (c) | (c) | (c) | | (c) | |
| **ING Solution Growth Portfolio - Service Class** | | | | | | | | | |
| 2012 | 219 | $10.10 to | $10.71 | $ 2,273 | 1.63% | 0.25% to | 1.50% | 11.97% to | 13.45% |
| 2011 | 193 | $9.02 to | $9.44 | $ 1,775 | 0.33% | 0.25% to | 1.50% | -3.94% to | -2.68% |
| 2010 | 131 | $9.39 to | $9.70 | $ 1,246 | 1.11% | 0.25% to | 1.50% | 11.11% to | 12.40% |
| 2009 | 86 | $8.45 to | $8.63 | $ 737 | 0.66% | 0.25% to | 1.50% | 22.87% to | 23.99% |
| 2008 | 25 | $6.91 to | $6.96 | $ 174 | (a) | 0.25% to | 1.25% | (a) | |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Solution Income Portfolio - Adviser Class | | | | | | |
| 2012 | 20 | $12.99 | $ 257 | 3.93% | 0.35% | 9.16% |
| 2011 | 25 | $11.90 | $ 303 | 2.00% | 0.35% | -0.17% |
| 2010 | 84 | $11.92 to $12.20 | $ 998 | 0.63% | 0.25% to 0.40% | 8.82% to 9.03% |
| 2009 | 776 | $10.61 to $11.32 | $ 8,576 | 5.19% | 0.00% to 1.40% | 15.42% to 16.94% |
| 2008 | 854 | $9.19 to $9.68 | $ 8,109 | 1.98% | 0.00% to 1.40% | -18.09% to -16.91% |
| ING Solution Income Portfolio - Initial Class | | | | | | |
| 2012 | 193 | $10.20 to $10.22 | $ 1,968 | (e) | 0.00% to 0.45% | (e) |
| 2011 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2010 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2009 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2008 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Solution Income Portfolio - Service Class | | | | | | |
| 2012 | 1,014 | $11.31 to $13.84 | $ 13,244 | 5.01% | 0.00% to 1.50% | 8.15% to 9.75% |
| 2011 | 1,144 | $10.40 to $12.61 | $ 13,757 | 3.92% | 0.00% to 1.50% | -1.13% to 0.42% |
| 2010 | 1,044 | $10.46 to $12.57 | $ 12,512 | 3.39% | 0.00% to 1.50% | 7.95% to 9.78% |
| 2009 | 852 | $9.63 to $11.47 | $ 9,378 | 5.44% | 0.00% to 1.50% | 15.44% to 17.28% |
| 2008 | 733 | $8.35 to $9.78 | $ 6,949 | 2.09% | 0.00% to 1.50% | -17.91% to -16.70% |
| ING Solution Income Portfolio - Service 2 Class | | | | | | |
| 2012 | 173 | $11.68 to $12.17 | $ 2,070 | 4.41% | 0.00% to 1.40% | 8.05% to 9.64% |
| 2011 | 241 | $10.80 to $11.10 | $ 2,646 | 3.22% | 0.00% to 1.45% | -1.10% to 0.27% |
| 2010 | 458 | $10.93 to $11.07 | $ 5,049 | (c) | 0.00% to 1.40% | (c) |
| 2009 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2008 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING Solution Moderate Portfolio - Service Class | | | | | | |
| 2012 | 326 | $10.68 to $11.32 | $ 3,570 | 1.85% | 0.25% to 1.50% | 10.33% to 11.64% |
| 2011 | 305 | $9.68 to $10.14 | $ 3,018 | 0.54% | 0.25% to 1.50% | -2.22% to -0.88% |
| 2010 | 247 | $9.90 to $10.23 | $ 2,487 | 1.49% | 0.25% to 1.50% | 9.51% to 10.95% |
| 2009 | 167 | $9.04 to $9.22 | $ 1,529 | 0.93% | 0.25% to 1.50% | 18.61% to 19.90% |
| 2008 | 82 | $7.63 to $7.69 | $ 625 | (a) | 0.25% to 1.40% | (a) |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | | | | | | | | | | | | |
| 2012 | 32 | | $14.57 | | $ 465 | - | 0.35% | | | 15.27% | | |
| 2011 | 32 | | $12.64 | | $ 409 | 0.23% | 0.35% | | | -4.53% | | |
| 2010 | 34 | | $13.24 | | $ 451 | - | 0.35% | | | 27.31% | | |
| 2009 | 30 | | $10.40 | | $ 313 | - | 0.35% | | | 45.05% | | |
| 2008 | 30 | | $7.17 | | $ 212 | - | 0.35% | | | -43.54% | | |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | | | | | | | | | | | | |
| 2012 | 20,973 | $11.26 | to | $17.17 | $ 324,303 | 0.52% | 0.00% | to | 1.50% | 11.41% | to | 16.10% |
| 2011 | 22,944 | $9.79 | to | $14.79 | $ 309,528 | 0.35% | 0.00% | to | 1.50% | -5.15% | to | -3.64% |
| 2010 | 24,412 | $10.25 | to | $15.35 | $ 345,307 | 0.28% | 0.00% | to | 1.50% | 26.65% | to | 31.82% |
| 2009 | 25,435 | $8.04 | to | $11.95 | $ 281,756 | 0.43% | 0.00% | to | 1.50% | 40.28% | to | 52.34% |
| 2008 | 26,223 | $5.53 | to | $8.17 | $ 200,073 | 0.48% | 0.00% | to | 1.50% | -45.52% | to | -41.84% |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | | | | | | | | | | | | |
| 2012 | 43 | $11.02 | to | $16.48 | $ 586 | 0.17% | 0.00% | to | 1.30% | 14.43% | to | 15.89% |
| 2011 | 47 | $9.63 | to | $14.22 | $ 580 | 0.18% | 0.00% | to | 1.25% | -5.12% | to | -3.92% |
| 2010 | 43 | $10.15 | to | $14.80 | $ 562 | - | 0.00% | to | 1.25% | 26.47% | to | 28.14% |
| 2009 | 36 | $8.02 | to | $11.55 | $ 368 | 0.31% | 0.00% | to | 1.25% | 44.22% | to | 46.02% |
| 2008 | 37 | $5.56 | to | $7.91 | $ 272 | - | 0.00% | to | 1.25% | -44.01% | to | -43.26% |
| ING T. Rowe Price Growth Equity Portfolio - Adviser Class | | | | | | | | | | | | |
| 2012 | 89 | | $13.68 | | $ 1,224 | - | 0.35% | | | 17.93% | | |
| 2011 | 98 | | $11.60 | | $ 1,139 | - | 0.35% | | | -1.94% | | |
| 2010 | 101 | | $11.83 | | $ 1,195 | - | 0.35% | | | 15.87% | | |
| 2009 | 105 | | $10.21 | | $ 1,070 | - | 0.35% | | | 41.81% | | |
| 2008 | 103 | | $7.20 | | $ 743 | 0.32% | 0.35% | | | -42.72% | | |
| ING T. Rowe Price Growth Equity Portfolio - Initial Class | | | | | | | | | | | | |
| 2012 | 9,885 | $10.71 | to | $32.97 | $ 247,651 | 0.17% | 0.00% | to | 1.50% | 17.11% | to | 18.92% |
| 2011 | 9,608 | $9.08 | to | $28.03 | $ 208,716 | - | 0.00% | to | 1.50% | -2.57% | to | -1.06% |
| 2010 | 10,050 | $9.27 | to | $28.62 | $ 223,428 | 0.04% | 0.00% | to | 1.50% | 15.11% | to | 16.88% |
| 2009 | 10,235 | $7.99 | to | $24.73 | $ 200,867 | 0.17% | 0.00% | to | 1.50% | 40.83% | to | 43.01% |
| 2008 | 10,195 | $5.63 | to | $17.48 | $ 141,775 | 1.37% | 0.00% | to | 1.50% | -43.12% | to | -30.59% |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING T. Rowe Price Growth Equity Portfolio - Service Class** | | | | | | |
| 2012 | 176 | $13.81 to $16.52 | $ 2,729 | - | 0.00% to 1.55% | 16.74% to 18.62% |
| 2011 | 156 | $11.83 to $14.07 | $ 2,053 | - | 0.00% to 1.55% | -2.79% to -1.33% |
| 2010 | 152 | $12.17 to $14.40 | $ 2,022 | 0.06% | 0.00% to 1.55% | 14.81% to 16.61% |
| 2009 | 140 | $10.60 to $12.48 | $ 1,598 | - | 0.00% to 1.55% | 40.40% to 42.58% |
| 2008 | 126 | $7.55 to $8.84 | $ 1,018 | 1.15% | 0.00% to 1.55% | -43.28% to -42.36% |
| **ING Templeton Foreign Equity Portfolio - Adviser Class** | | | | | | |
| 2012 | 61 | $9.17 | $ 562 | 1.18% | 0.35% | 17.87% |
| 2011 | 59 | $7.78 | $ 457 | 2.05% | 0.35% | -12.68% |
| 2010 | 36 | $8.91 | $ 324 | 1.86% | 0.35% | 7.87% |
| 2009 | 26 | $8.26 | $ 215 | - | 0.35% | 30.90% |
| 2008 | 23 | $6.31 | $ 143 | (a) | 0.35% | (a) |
| **ING Templeton Foreign Equity Portfolio - Initial Class** | | | | | | |
| 2012 | 11,465 | $8.83 to $9.55 | $ 104,253 | 1.62% | 0.00% to 1.50% | 17.08% to 18.93% |
| 2011 | 10,100 | $7.54 to $8.03 | $ 77,991 | 1.95% | 0.00% to 1.50% | -13.36% to -12.05% |
| 2010 | 10,877 | $8.70 to $9.13 | $ 96,382 | 2.20% | 0.00% to 1.50% | 7.22% to 9.74% |
| 2009 | 11,443 | $8.11 to $8.38 | $ 94,024 | - | 0.00% to 1.50% | 30.10% to 32.18% |
| 2008 | 12,039 | $6.23 to $6.34 | $ 75,608 | (a) | 0.00% to 1.50% | (a) |
| **ING Templeton Foreign Equity Portfolio - Service Class** | | | | | | |
| 2012 | 25 | $10.47 to $11.50 | $ 284 | 2.16% | 0.00% to 1.40% | 16.98% to 18.68% |
| 2011 | 9 | $8.95 to $9.69 | $ 86 | 1.15% | 0.00% to 1.40% | -13.44% to -12.23% |
| 2010 | 8 | $10.32 to $11.04 | $ 88 | 2.76% | 0.00% to 1.45% | 7.04% to 8.55% |
| 2009 | 6 | $9.64 to $10.17 | $ 57 | - | 0.00% to 1.45% | 30.01% to 31.91% |
| 2008 | 5 | $7.43 to $7.71 | $ 40 | 0.04% | 0.00% to 1.40% | -41.32% |
| **ING UBS U.S. Large Cap Equity Portfolio - Adviser Class** | | | | | | |
| 2012 | 7 | $10.78 | $ 75 | - | 0.35% | 12.53% |
| 2011 | 9 | $9.58 | $ 82 | 1.27% | 0.35% | -3.33% |
| 2010 | 8 | $9.91 | $ 75 | - | 0.35% | 12.36% |
| 2009 | 9 | $8.82 | $ 77 | 1.67% | 0.35% | 30.67% |
| 2008 | 6 | $6.75 | $ 43 | 3.57% | 0.35% | -40.27% |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING UBS U.S. Large Cap Equity Portfolio - Initial Class** | | | | | | |
| 2012 | 4,383 | $9.17 to $20.64 | $ 67,687 | 0.96% | 0.00% to 1.95% | 11.25% to 13.48% |
| 2011 | 4,859 | $8.15 to $18.24 | $ 66,888 | 1.11% | 0.00% to 1.95% | -4.46% to -2.54% |
| 2010 | 5,497 | $8.44 to $18.72 | $ 78,055 | 0.90% | 0.00% to 1.95% | 11.28% to 13.46% |
| 2009 | 6,024 | $7.50 to $16.50 | $ 76,337 | 1.44% | 0.00% to 1.95% | 29.15% to 31.83% |
| 2008 | 6,593 | $5.74 to $12.52 | $ 64,277 | 2.42% | 0.00% to 1.95% | -40.95% to -5.47% |
| **ING UBS U.S. Large Cap Equity Portfolio - Service Class** | | | | | | |
| 2012 | 2 | $10.31 | $ 17 | - | 1.00% | 12.07% |
| 2011 | 2 | $9.20 | $ 18 | - | 1.00% | -3.66% |
| 2010 | 2 | $9.55 | $ 16 | - | 1.00% | 11.83% |
| 2009 | 1 | $8.54 | $ 10 | - | 1.00% | 30.18% |
| 2008 | 1 | $6.56 | $ 6 | - | 1.00% | -40.58% |
| **ING Core Equity Research Fund - Class A** | | | | | | |
| 2012 | 11 | $17.16 to $17.78 | $ 190 | 1.06% | 0.35% to 1.25% | 16.02% to 17.05% |
| 2011 | 13 | $14.79 to $15.19 | $ 189 | 1.03% | 0.35% to 1.25% | -1.66% to -0.78% |
| 2010 | 13 | $14.99 to $15.29 | $ 200 | 0.61% | 0.40% to 1.40% | 10.95% to 12.10% |
| 2009 | 9 | $13.49 to $13.64 | $ 129 | (b) | 0.40% to 1.55% | (b) |
| 2008 | (b) | (b) | (b) | (b) | (b) | (b) |
| **ING Strategic Allocation Conservative Portfolio - Class I** | | | | | | |
| 2012 | 1,798 | $11.03 to $24.14 | $ 33,238 | 2.70% | 0.00% to 1.70% | 10.62% to 12.32% |
| 2011 | 1,920 | $9.91 to $21.55 | $ 31,636 | 4.08% | 0.00% to 1.60% | 0.18% to 1.80% |
| 2010 | 1,876 | $9.82 to $21.17 | $ 30,602 | 4.39% | 0.00% to 1.60% | 9.40% to 11.10% |
| 2009 | 1,943 | $8.92 to $19.06 | $ 29,313 | 7.90% | 0.00% to 1.95% | 15.62% to 17.94% |
| 2008 | 1,959 | $7.64 to $16.17 | $ 25,840 | 4.38% | 0.00% to 1.95% | -25.08% to -23.58% |
| **ING Strategic Allocation Growth Portfolio - Class I** | | | | | | |
| 2012 | 3,688 | $9.63 to $23.66 | $ 64,806 | 1.57% | 0.00% to 1.95% | 12.70% to 15.09% |
| 2011 | 3,981 | $8.45 to $20.63 | $ 61,425 | 2.68% | 0.00% to 1.95% | -4.75% to -2.89% |
| 2010 | 4,056 | $8.78 to $21.25 | $ 65,533 | 3.58% | 0.00% to 1.95% | 10.82% to 13.15% |
| 2009 | 4,155 | $7.83 to $18.80 | $ 60,353 | 9.30% | 0.00% to 1.95% | 22.80% to 25.27% |
| 2008 | 4,099 | $6.30 to $15.01 | $ 48,875 | 2.56% | 0.00% to 1.95% | -37.31% to -26.13% |

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Notes to Financial Statements

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING Strategic Allocation Moderate Portfolio - Class I** | | | | | | |
| 2012 | 3,554 | $10.27 to $23.66 | $ 61,420 | 2.13% | 0.00% to 1.70% | 11.85% to 13.66% |
| 2011 | 3,774 | $9.12 to $20.83 | $ 57,881 | 3.49% | 0.00% to 1.60% | -2.21% to -0.57% |
| 2010 | 3,928 | $9.26 to $20.95 | $ 61,501 | 3.92% | 0.00% to 1.60% | 10.25% to 12.15% |
| 2009 | 3,969 | $8.34 to $18.68 | $ 56,060 | 8.62% | 0.00% to 1.60% | 19.91% to 21.77% |
| 2008 | 3,902 | $6.91 to $15.34 | $ 46,525 | 3.19% | 0.00% to 1.60% | -31.57% to -30.47% |
| **ING Growth and Income Portfolio - Class A** | | | | | | |
| 2012 | 71 | $11.08 | $ 785 | 1.34% | 0.35% | 14.82% |
| 2011 | 89 | $9.65 | $ 856 | 1.09% | 0.35% | -1.03% |
| 2010 | 62 | $9.75 | $ 606 | 0.99% | 0.35% | 13.11% |
| 2009 | 47 | $8.62 | $ 403 | 1.03% | 0.35% | 29.24% |
| 2008 | 56 | $6.67 | $ 371 | 1.89% | 0.35% | -38.18% |
| **ING Growth and Income Portfolio - Class I** | | | | | | |
| 2012 | 42,100 | $10.12 to $353.70 | $ 1,068,514 | 1.84% | 0.00% to 1.95% | 13.53% to 15.77% |
| 2011 | 47,467 | $8.82 to $308.39 | $ 1,044,149 | 1.24% | 0.00% to 1.95% | -2.23% to -0.22% |
| 2010 | 52,699 | $8.93 to $312.14 | $ 1,177,617 | 1.06% | 0.00% to 1.95% | 11.92% to 14.24% |
| 2009 | 53,908 | $7.88 to $276.06 | $ 1,084,132 | 1.44% | 0.00% to 1.95% | 27.76% to 30.30% |
| 2008 | 59,428 | $6.10 to $213.96 | $ 926,638 | 1.44% | 0.00% to 1.95% | -38.89% to -6.86% |
| **ING Growth and Income Portfolio - Class S** | | | | | | |
| 2012 | 533 | $10.84 to $16.04 | $ 6,121 | 1.47% | 0.00% to 1.55% | 13.73% to 15.45% |
| 2011 | 737 | $9.58 to $13.95 | $ 7,254 | 2.00% | 0.00% to 1.55% | -1.72% to -0.50% |
| 2010 | 141 | $9.70 to $14.09 | $ 1,467 | 1.02% | 0.00% to 1.50% | 12.15% to 13.84% |
| 2009 | 97 | $8.59 to $12.43 | $ 884 | 1.68% | 0.00% to 1.50% | 28.98% to 29.55% |
| 2008 | 46 | $6.66 to $6.70 | $ 305 | 2.96% | 0.30% to 0.75% | -38.22% to -37.96% |
| **ING GET U.S. Core Portfolio - Series 11** | | | | | | |
| 2012 | 1 | $10.24 | $ 6 | 5.41% | 1.75% | -2.20% |
| 2011 | 3 | $10.47 | $ 31 | 3.23% | 1.75% | -0.95% to -0.85% |
| 2010 | 3 | $10.56 to $10.57 | $ 31 | 3.23% | 1.75% | 3.02% to 3.02% |
| 2009 | 3 | $10.25 to $10.26 | $ 31 | 3.17% | 1.75% | -2.57% to -2.47% |
| 2008 | 3 | $10.52 | $ 32 | 2.53% | 1.75% | -1.22% |

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Notes to Financial Statements

| | Units (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | Total Return[C] (lowest to highest) | |
|---|---|---|---|---|---|---|---|---|---|
| **ING BlackRock Science and Technology Opportunities Portfolio - Adviser Class** | | | | | | | | | |
| 2012 | - | $8.98 | | $ 2 | - | 0.35% | | 7.03% | |
| 2011 | - | $8.39 | | $ 2 | (d) | 0.35% | | (d) | |
| 2010 | (d) | (d) | | (d) | (d) | (d) | | (d) | |
| 2009 | (d) | (d) | | (d) | (d) | (d) | | (d) | |
| 2008 | (d) | (d) | | (d) | (d) | (d) | | (d) | |
| **ING BlackRock Science and Technology Opportunities Portfolio - Class I** | | | | | | | | | |
| 2012 | 8,547 | $4.74 | to $16.71 | $ 44,495 | 0.19% | 0.00% to | 1.50% | 6.24% to | 7.89% |
| 2011 | 9,379 | $4.46 | to $15.53 | $ 45,758 | - | 0.00% to | 1.50% | -11.86% to | -10.44% |
| 2010 | 9,177 | $5.06 | to $17.38 | $ 50,430 | - | 0.00% to | 1.90% | 16.36% to | 18.65% |
| 2009 | 8,967 | $4.33 | to $14.70 | $ 42,053 | - | 0.00% to | 1.90% | 49.80% to | 52.74% |
| 2008 | 7,555 | $2.88 | to $9.65 | $ 23,396 | - | 0.00% to | 1.60% | -40.75% to | -39.74% |
| **ING Index Plus LargeCap Portfolio - Class I** | | | | | | | | | |
| 2012 | 13,613 | $9.05 | to $24.77 | $ 269,213 | 1.66% | 0.00% to | 1.95% | 12.30% to | 14.50% |
| 2011 | 15,065 | $8.03 | to $21.65 | $ 262,851 | 1.90% | 0.00% to | 1.95% | -2.07% to | -0.05% |
| 2010 | 16,582 | $8.16 | to $21.66 | $ 292,131 | 1.93% | 0.00% to | 1.95% | 11.70% to | 14.02% |
| 2009 | 18,196 | $7.27 | to $19.01 | $ 283,441 | 3.01% | 0.00% to | 1.95% | 20.75% to | 23.20% |
| 2008 | 19,363 | $5.99 | to $15.43 | $ 247,468 | 2.11% | 0.00% to | 1.95% | -38.41% to | -37.20% |
| **ING Index Plus LargeCap Portfolio - Class S** | | | | | | | | | |
| 2012 | 31 | $11.87 | | $ 368 | 1.60% | 0.35% | | 13.70% | |
| 2011 | 37 | $10.44 | | $ 383 | 1.64% | 0.35% | | -0.76% | |
| 2010 | 33 | $10.52 | | $ 348 | 1.94% | 0.35% | | 13.24% | |
| 2009 | 40 | $9.29 | | $ 375 | 2.57% | 0.35% | | 22.56% | |
| 2008 | 43 | $7.58 | | $ 325 | 1.52% | 0.35% | | -37.56% | |
| **ING Index Plus MidCap Portfolio - Class I** | | | | | | | | | |
| 2012 | 11,422 | $10.89 | to $31.28 | $ 298,981 | 0.91% | 0.00% to | 1.95% | 15.57% to | 17.73% |
| 2011 | 12,437 | $9.33 | to $26.58 | $ 280,455 | 0.84% | 0.00% to | 1.85% | -2.94% to | -1.12% |
| 2010 | 13,426 | $9.53 | to $26.88 | $ 307,653 | 1.06% | 0.00% to | 2.10% | 19.36% to | 21.95% |
| 2009 | 14,483 | $7.88 | to $22.05 | $ 274,072 | 1.65% | 0.00% to | 2.10% | 28.97% to | 31.80% |
| 2008 | 14,637 | $6.03 | to $16.74 | $ 212,512 | 1.44% | 0.00% to | 2.10% | -38.76% to | -37.58% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Index Plus MidCap Portfolio - Class S** | | | | | | | | | | | | |
| 2012 | 29 | | $13.29 | | $ 387 | 0.52% | 0.35% | | | 16.99% | | |
| 2011 | 34 | | $11.36 | | $ 389 | 0.41% | 0.35% | | | -1.73% | | |
| 2010 | 51 | | $11.56 | | $ 590 | 0.94% | 0.35% | | | 21.05% | | |
| 2009 | 49 | | $9.55 | | $ 472 | 1.09% | 0.35% | | | 31.00% | | |
| 2008 | 36 | | $7.29 | | $ 260 | 1.33% | 0.35% | | | -37.90% | | |
| **ING Index Plus SmallCap Portfolio - Class I** | | | | | | | | | | | | |
| 2012 | 6,083 | $10.24 | to | $21.69 | $ 109,978 | 0.58% | 0.00% | to | 1.95% | 10.36% | to | 12.38% |
| 2011 | 6,805 | $9.19 | to | $19.30 | $ 110,537 | 0.86% | 0.00% | to | 1.80% | -2.52% | to | -0.72% |
| 2010 | 7,455 | $9.34 | to | $19.44 | $ 122,910 | 0.69% | 0.00% | to | 2.10% | 20.30% | to | 22.86% |
| 2009 | 7,647 | $7.67 | to | $15.83 | $ 103,515 | 1.74% | 0.00% | to | 2.10% | 22.25% | to | 24.85% |
| 2008 | 7,836 | $6.19 | to | $12.68 | $ 85,771 | 0.96% | 0.00% | to | 2.10% | -34.86% | to | -33.54% |
| **ING Index Plus SmallCap Portfolio - Class S** | | | | | | | | | | | | |
| 2012 | 15 | | $11.77 | | $ 176 | - | 0.35% | | | 11.78% | | |
| 2011 | 17 | | $10.53 | | $ 181 | 0.60% | 0.35% | | | -1.31% | | |
| 2010 | 14 | | $10.67 | | $ 154 | 0.72% | 0.35% | | | 22.08% | | |
| 2009 | 14 | | $8.74 | | $ 122 | 1.11% | 0.35% | | | 23.97% | | |
| 2008 | 8 | | $7.05 | | $ 58 | - | 0.35% | | | -33.86% | | |
| **ING International Index Portfolio - Class I** | | | | | | | | | | | | |
| 2012 | 2,347 | $7.89 | to | $14.68 | $ 20,592 | 2.78% | 0.00% | to | 1.80% | 16.54% | to | 18.84% |
| 2011 | 2,344 | $6.77 | to | $12.49 | $ 17,553 | 2.70% | 0.00% | to | 1.80% | -13.76% | to | -12.20% |
| 2010 | 2,334 | $7.85 | to | $14.36 | $ 20,151 | 3.45% | 0.00% | to | 1.80% | 6.27% | to | 8.01% |
| 2009 | 2,401 | $7.43 | to | $13.44 | $ 19,407 | - | 0.00% | to | 1.60% | 26.18% | to | 27.56% |
| 2008 | 37 | $5.92 | to | $5.95 | $ 220 | (a) | 0.30% | to | 1.25% | (a) | | |
| **ING International Index Portfolio - Class S** | | | | | | | | | | | | |
| 2012 | - | | $14.14 | | $ 5 | - | 0.35% | | | 18.03% | | |
| 2011 | 1 | | $11.98 | | $ 7 | - | 0.35% | | | -12.75% | | |
| 2010 | 1 | | $13.73 | | $ 13 | 6.25% | 0.35% | | | 7.27% | | |
| 2009 | 1 | | $12.80 | | $ 19 | (b) | 0.35% | | | (b) | | |
| 2008 | (b) | | (b) | | (b) | (b) | (b) | | | (b) | | |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING Russell™ Large Cap Growth Index Portfolio - Class I** | | | | | | | | | | |
| 2012 | 547 | $16.10 | to $17.01 | $ 8,965 | 1.14% | 0.00% | to 1.50% | 12.75% | to | 14.47% |
| 2011 | 367 | $14.28 | to $14.86 | $ 5,308 | 1.31% | 0.00% | to 1.50% | 2.66% | to | 4.21% |
| 2010 | 274 | $13.91 | to $14.26 | $ 3,841 | 0.64% | 0.00% | to 1.50% | 11.10% | to | 12.82% |
| 2009 | 221 | $12.47 | to $12.76 | $ 2,772 | (b) | 0.00% | to 1.50% | | (b) | |
| 2008 | (b) | | (b) | (b) | (b) | | (b) | | (b) | |
| **ING Russell™ Large Cap Growth Index Portfolio - Class S** | | | | | | | | | | |
| 2012 | 36 | $16.02 | to $16.87 | $ 585 | 0.86% | 0.00% | to 1.35% | 12.78% | to | 14.26% |
| 2011 | 41 | $14.06 | to $14.63 | $ 581 | 1.10% | 0.00% | to 1.35% | 2.52% | to | 3.87% |
| 2010 | 37 | $13.60 | to $14.12 | $ 508 | 0.46% | 0.00% | to 1.35% | 10.94% | to | 12.47% |
| 2009 | 29 | $12.15 | to $12.60 | $ 353 | (b) | 0.00% | to 1.35% | | (b) | |
| 2008 | (b) | | (b) | (b) | (b) | | (b) | | (b) | |
| **ING Russell™ Large Cap Index Portfolio - Class I** | | | | | | | | | | |
| 2012 | 2,210 | $10.16 | to $10.99 | $ 23,318 | 2.28% | 0.00% | to 1.80% | 13.39% | to | 15.56% |
| 2011 | 1,513 | $8.96 | to $9.51 | $ 13,923 | 1.53% | 0.00% | to 1.80% | 0.79% | to | 2.59% |
| 2010 | 1,295 | $8.89 | to $9.27 | $ 11,717 | 3.25% | 0.00% | to 1.80% | 10.48% | to | 12.23% |
| 2009 | 1,190 | $8.06 | to $8.27 | $ 9,692 | - | 0.00% | to 1.60% | 21.90% | to | 23.65% |
| 2008 | 403 | $6.62 | to $6.68 | $ 2,675 | (a) | 0.00% | to 1.45% | | (a) | |
| **ING Russell™ Large Cap Index Portfolio - Class S** | | | | | | | | | | |
| 2012 | 4 | | $16.36 | $ 65 | 2.70% | | 0.95% | | 14.17% | |
| 2011 | 1 | | $14.33 | $ 9 | - | | 0.95% | | 1.20% | |
| 2010 | 1 | | $14.16 | $ 10 | (c) | | 0.95% | | (c) | |
| 2009 | (c) | | (c) | (c) | (c) | | (c) | | (c) | |
| 2008 | (c) | | (c) | (c) | (c) | | (c) | | (c) | |
| **ING Russell™ Large Cap Value Index Portfolio - Class I** | | | | | | | | | | |
| 2012 | 17 | $14.90 | to $14.95 | $ 255 | 1.82% | 1.15% | to 1.25% | 14.79% | to | 14.91% |
| 2011 | 14 | $12.98 | to $13.01 | $ 184 | 1.22% | 1.15% | to 1.25% | -0.38% | to | -0.31% |
| 2010 | 11 | $13.03 | to $13.05 | $ 145 | 1.79% | 1.15% | to 1.25% | 9.96% | to | 10.03% |
| 2009 | 7 | $11.85 | to $11.86 | $ 79 | (b) | 1.15% | to 1.25% | | (b) | |
| 2008 | (b) | | (b) | (b) | (b) | | (b) | | (b) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Russell™ Large Cap Value Index Portfolio - Class S** | | | | | | | | | | | | | |
| 2012 | 264 | $14.63 | to | $15.45 | $ | 3,936 | 1.55% | 0.00% | to | 1.50% | 14.21% | to | 15.90% |
| 2011 | 215 | $12.81 | to | $13.33 | $ | 2,795 | 1.56% | 0.00% | to | 1.50% | -0.93% | to | 0.60% |
| 2010 | 180 | $12.93 | to | $13.25 | $ | 2,346 | 1.44% | 0.00% | to | 1.50% | 9.48% | to | 11.16% |
| 2009 | 165 | $11.81 | to | $11.92 | $ | 1,952 | (b) | 0.00% | to | 1.50% | (b) | | |
| 2008 | (b) | (b) | | | | (b) | (b) | (b) | | | (b) | | |
| **ING Russell™ Mid Cap Growth Index Portfolio - Class S** | | | | | | | | | | | | | |
| 2012 | 325 | $17.39 | to | $18.37 | $ | 5,776 | 0.35% | 0.00% | to | 1.50% | 13.73% | to | 15.46% |
| 2011 | 335 | $15.29 | to | $15.91 | $ | 5,207 | 0.45% | 0.00% | to | 1.50% | -3.65% | to | -2.15% |
| 2010 | 291 | $15.87 | to | $16.26 | $ | 4,652 | 0.29% | 0.00% | to | 1.50% | 23.98% | to | 25.85% |
| 2009 | 237 | $12.80 | to | $12.92 | $ | 3,049 | (b) | 0.00% | to | 1.50% | (b) | | |
| 2008 | (b) | (b) | | | | (b) | (b) | (b) | | | (b) | | |
| **ING Russell™ Mid Cap Index Portfolio - Class I** | | | | | | | | | | | | | |
| 2012 | 2,011 | $11.05 | to | $12.02 | $ | 23,380 | 0.87% | 0.00% | to | 1.80% | 14.86% | to | 17.04% |
| 2011 | 786 | $9.62 | to | $10.27 | $ | 7,784 | 1.25% | 0.00% | to | 1.80% | -3.61% | to | -2.12% |
| 2010 | 638 | $9.98 | to | $10.40 | $ | 6,503 | 0.52% | 0.25% | to | 1.80% | 23.31% | to | 25.00% |
| 2009 | 433 | $8.15 | to | $8.36 | $ | 3,562 | - | 0.00% | to | 1.50% | 38.41% | to | 40.27% |
| 2008 | 224 | $5.91 | to | $5.96 | $ | 1,329 | (a) | 0.00% | to | 1.25% | (a) | | |
| **ING Russell™ Small Cap Index Portfolio - Class I** | | | | | | | | | | | | | |
| 2012 | 1,049 | $11.50 | to | $12.50 | $ | 12,589 | 0.79% | 0.00% | to | 1.80% | 13.97% | to | 16.06% |
| 2011 | 648 | $10.09 | to | $10.77 | $ | 6,728 | 0.90% | 0.00% | to | 1.80% | -5.61% | to | -3.93% |
| 2010 | 482 | $10.69 | to | $11.21 | $ | 5,262 | 0.47% | 0.00% | to | 1.80% | 24.51% | to | 26.16% |
| 2009 | 225 | $8.65 | to | $8.83 | $ | 1,962 | - | 0.25% | to | 1.50% | 24.78% | to | 26.32% |
| 2008 | 91 | $6.94 | to | $6.99 | $ | 635 | (a) | 0.25% | to | 1.40% | (a) | | |
| **ING Small Company Portfolio - Class I** | | | | | | | | | | | | | |
| 2012 | 4,493 | $11.29 | to | $38.48 | $ | 122,521 | 0.41% | 0.00% | to | 1.50% | 12.81% | to | 14.53% |
| 2011 | 4,827 | $9.95 | to | $33.68 | $ | 116,910 | 0.40% | 0.00% | to | 1.50% | -3.94% | to | -2.48% |
| 2010 | 5,153 | $10.30 | to | $34.54 | $ | 129,660 | 0.52% | 0.00% | to | 1.50% | 22.55% | to | 24.44% |
| 2009 | 5,202 | $8.35 | to | $27.77 | $ | 107,672 | 0.61% | 0.00% | to | 1.50% | 25.65% | to | 27.62% |
| 2008 | 5,178 | $6.59 | to | $21.76 | $ | 86,261 | 1.08% | 0.00% | to | 1.50% | -32.09% | to | -31.10% |

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING Small Company Portfolio - Class S** | | | | | | |
| 2012 | 14 | $14.73 | $ 207 | - | 0.35% | 13.83% |
| 2011 | 14 | $12.94 | $ 184 | - | 0.35% | -3.00% |
| 2010 | 11 | $13.34 | $ 149 | - | 0.35% | 23.52% |
| 2009 | 11 | $10.80 | $ 118 | 0.92% | 0.35% | 26.76% |
| 2008 | 12 | $8.52 | $ 100 | 1.07% | 0.35% | -31.46% |
| **ING U.S. Bond Index Portfolio - Class I** | | | | | | |
| 2012 | 937 | $11.83 to $12.85 | $ 11,539 | 2.32% | 0.00% to 1.80% | 2.30% to 3.88% |
| 2011 | 794 | $11.71 to $12.37 | $ 9,456 | 2.02% | 0.00% to 1.50% | 5.58% to 7.19% |
| 2010 | 477 | $11.09 to $11.54 | $ 5,363 | 2.67% | 0.00% to 1.55% | 4.52% to 6.16% |
| 2009 | 368 | $10.61 to $10.87 | $ 3,932 | 2.62% | 0.00% to 1.50% | 4.32% to 5.84% |
| 2008 | 153 | $10.17 to $10.27 | $ 1,559 | (a) | 0.00% to 1.50% | (a) |
| **ING International Value Portfolio - Class I** | | | | | | |
| 2012 | 4,356 | $7.25 to $15.06 | $ 59,954 | 2.51% | 0.00% to 1.50% | 17.41% to 19.24% |
| 2011 | 5,279 | $6.14 to $12.70 | $ 62,017 | 2.61% | 0.00% to 1.55% | -16.21% to -14.84% |
| 2010 | 6,060 | $7.28 to $15.07 | $ 84,378 | 2.04% | 0.00% to 1.70% | 0.73% to 2.49% |
| 2009 | 7,742 | $7.16 to $14.85 | $ 105,099 | 1.56% | 0.00% to 1.70% | 25.00% to 27.22% |
| 2008 | 7,918 | $5.67 to $11.79 | $ 84,985 | 2.94% | 0.00% to 1.70% | -43.63% to -42.79% |
| **ING International Value Portfolio - Class S** | | | | | | |
| 2012 | 20 | $11.15 | $ 218 | 2.34% | 0.35% | 18.62% |
| 2011 | 22 | $9.40 | $ 210 | 2.54% | 0.35% | -15.24% |
| 2010 | 24 | $11.09 | $ 263 | 1.83% | 0.35% | 1.93% |
| 2009 | 26 | $10.88 | $ 283 | 1.51% | 0.35% | 25.78% |
| 2008 | 29 | $8.65 | $ 248 | 3.02% | 0.35% | -42.52% |
| **ING MidCap Opportunities Portfolio - Class I** | | | | | | |
| 2012 | 2,646 | $9.83 to $21.94 | $ 49,515 | 0.59% | 0.00% to 1.50% | 12.48% to 14.21% |
| 2011 | 1,972 | $11.38 to $19.31 | $ 32,603 | - | 0.00% to 1.50% | -1.94% to -0.51% |
| 2010 | 1,410 | $11.54 to $18.47 | $ 23,611 | 0.72% | 0.00% to 1.50% | 28.37% to 30.35% |
| 2009 | 998 | $8.92 to $14.17 | $ 12,935 | 0.21% | 0.00% to 1.50% | 39.29% to 41.60% |
| 2008 | 935 | $6.36 to $10.69 | $ 8,648 | - | 0.00% to 1.50% | -38.51% to -37.84% |

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Notes to Financial Statements

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING MidCap Opportunities Portfolio - Class S** | | | | | | | | | | | | |
| 2012 | 122 | $13.41 | to | $17.75 | $ 1,742 | 0.42% | 0.00% | to | 1.55% | 12.33% | to | 13.94% |
| 2011 | 164 | $12.00 | to | $15.64 | $ 2,056 | - | 0.00% | to | 1.35% | -2.12% | to | -0.97% |
| 2010 | 198 | $12.22 | to | $15.81 | $ 2,514 | 0.57% | 0.15% | to | 1.75% | 29.48% | | |
| 2009 | 23 | | $12.21 | | $ 276 | - | | 0.35% | | 40.51% | | |
| 2008 | 12 | | $8.69 | | $ 108 | - | | 0.35% | | -37.93% | | |
| **ING SmallCap Opportunities Portfolio - Class I** | | | | | | | | | | | | |
| 2012 | 2,283 | $9.77 | to | $19.73 | $ 28,744 | - | 0.00% | to | 1.75% | 13.45% | to | 14.88% |
| 2011 | 1,989 | $10.26 | to | $17.18 | $ 21,998 | - | 0.20% | to | 1.50% | -0.68% | to | 0.60% |
| 2010 | 1,873 | $10.33 | to | $17.09 | $ 20,701 | - | 0.00% | to | 1.50% | 30.43% | to | 32.13% |
| 2009 | 1,414 | $7.92 | to | $12.81 | $ 11,898 | - | 0.00% | to | 1.50% | 28.99% | to | 31.05% |
| 2008 | 1,290 | $6.14 | to | $9.68 | $ 8,367 | - | 0.00% | to | 1.50% | -35.44% | to | -34.62% |
| **ING SmallCap Opportunities Portfolio - Class S** | | | | | | | | | | | | |
| 2012 | 5 | | $16.13 | | $ 80 | - | | 0.35% | | 14.56% | | |
| 2011 | 6 | | $14.08 | | $ 86 | - | | 0.35% | | 0.14% | | |
| 2010 | 15 | | $14.06 | | $ 213 | - | | 0.35% | | 31.65% | | |
| 2009 | 6 | | $10.68 | | $ 60 | - | | 0.35% | | 30.24% | | |
| 2008 | 6 | | $8.20 | | $ 47 | - | | 0.35% | | -34.82% | | |
| **Janus Aspen Series Balanced Portfolio - Institutional Shares** | | | | | | | | | | | | |
| 2012 | 4 | $25.63 | to | $40.04 | $ 174 | 3.08% | 0.50% | to | 1.40% | 12.05% | to | 13.05% |
| 2011 | 4 | $22.71 | to | $35.79 | $ 151 | 2.55% | 0.40% | to | 1.40% | 0.23% | to | 1.11% |
| 2010 | 7 | $22.50 | to | $35.55 | $ 242 | 2.78% | 0.50% | to | 1.40% | 6.87% | to | 7.87% |
| 2009 | 8 | $20.91 | to | $33.21 | $ 261 | 6.84% | 0.50% | to | 1.45% | 24.06% | to | 25.25% |
| 2008 | 9 | $16.64 | to | $26.71 | $ 236 | 2.32% | 0.50% | to | 1.45% | -17.06% | to | -16.23% |
| **Janus Aspen Series Enterprise Portfolio - Institutional Shares** | | | | | | | | | | | | |
| 2012 | 11 | $22.19 | to | $35.53 | $ 365 | - | 0.45% | to | 1.50% | 15.58% | to | 16.74% |
| 2011 | 11 | $19.05 | to | $30.67 | $ 322 | - | 0.40% | to | 1.50% | -2.91% | to | -1.84% |
| 2010 | 12 | $19.46 | to | $31.51 | $ 363 | - | 0.45% | to | 1.50% | 24.01% | to | 25.27% |
| 2009 | 14 | $15.57 | to | $25.35 | $ 327 | - | 0.30% | to | 1.50% | 42.60% | to | 44.34% |
| 2008 | 15 | $10.77 | to | $17.72 | $ 240 | 0.27% | 0.30% | to | 1.50% | -44.52% | to | -43.95% |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Janus Aspen Series Flexible Bond Portfolio - Institutional Shares** | | | | | | | | | | | | | |
| 2012 | 1 | $21.52 | to | $31.52 | $ | 40 | 1.90% | 0.50% | to | 1.50% | 6.72% | to | 7.80% |
| 2011 | 2 | $20.09 | to | $29.46 | $ | 65 | 7.63% | 0.50% | to | 1.50% | 5.15% | to | 6.19% |
| 2010 | 3 | $18.80 | to | $27.94 | $ | 66 | 3.13% | 0.50% | to | 1.50% | 6.38% | to | 7.47% |
| 2009 | 3 | $17.63 | to | $26.20 | $ | 62 | 5.00% | 0.50% | to | 1.50% | 11.54% | to | 12.63% |
| 2008 | 5 | $15.77 | to | $23.44 | $ | 98 | 4.06% | 0.50% | to | 1.50% | 4.71% | to | 5.53% |
| **Janus Aspen Series Janus Portfolio - Institutional Shares** | | | | | | | | | | | | | |
| 2012 | 4 | $10.04 | to | $24.98 | $ | 70 | - | 0.50% | to | 1.40% | 16.99% | to | 18.06% |
| 2011 | 4 | $8.54 | to | $21.31 | $ | 57 | - | 0.50% | to | 1.40% | -6.62% | to | -5.81% |
| 2010 | 5 | $9.10 | to | $22.41 | $ | 82 | 1.20% | 0.50% | to | 1.40% | 12.89% | to | 14.00% |
| 2009 | 5 | $8.02 | to | $19.82 | $ | 84 | - | 0.50% | to | 1.40% | 34.49% | to | 35.62% |
| 2008 | 7 | $8.17 | to | $14.72 | $ | 75 | 0.89% | 0.50% | to | 1.40% | -40.58% | to | -40.01% |
| **Janus Aspen Series Worldwide Portfolio - Institutional Shares** | | | | | | | | | | | | | |
| 2012 | 6 | $12.10 | to | $23.33 | $ | 135 | 0.80% | 0.45% | to | 1.50% | 18.33% | to | 19.52% |
| 2011 | 6 | $10.15 | to | $19.68 | $ | 114 | 0.72% | 0.40% | to | 1.50% | -15.03% | to | -14.08% |
| 2010 | 8 | $11.85 | to | $23.10 | $ | 164 | 0.60% | 0.45% | to | 1.50% | 14.08% | to | 15.28% |
| 2009 | 10 | $10.30 | to | $20.19 | $ | 172 | 1.23% | 0.45% | to | 1.50% | 35.65% | to | 37.13% |
| 2008 | 12 | $7.49 | to | $14.85 | $ | 154 | 1.27% | 0.45% | to | 1.50% | -45.34% | to | -44.94% |
| **JPMorgan Government Bond Fund - Select Class** | | | | | | | | | | | | | |
| 2012 | 1 | | $10.04 | | $ | 10 | (e) | | 0.95% | | | (e) | |
| 2011 | (e) | | (e) | | | (e) | (e) | | (e) | | | (e) | |
| 2010 | (e) | | (e) | | | (e) | (e) | | (e) | | | (e) | |
| 2009 | (e) | | (e) | | | (e) | (e) | | (e) | | | (e) | |
| 2008 | (e) | | (e) | | | (e) | (e) | | (e) | | | (e) | |
| **Lazard U.S. Mid Cap Equity Portfolio - Open Shares** | | | | | | | | | | | | | |
| 2012 | 571 | $8.40 | to | $9.63 | $ | 5,049 | 0.07% | 0.00% | to | 1.50% | 3.83% | to | 5.48% |
| 2011 | 452 | $8.09 | to | $9.13 | $ | 3,793 | 0.03% | 0.00% | to | 1.50% | -7.22% | to | -5.86% |
| 2010 | 287 | $8.72 | to | $9.70 | $ | 2,566 | 0.86% | 0.00% | to | 1.50% | 21.28% | to | 23.10% |
| 2009 | 159 | $7.19 | to | $7.49 | $ | 1,162 | 0.77% | 0.00% | to | 1.50% | 36.53% | to | 38.19% |
| 2008 | 73 | $5.30 | to | $5.42 | $ | 388 | 2.24% | 0.00% | to | 1.25% | -39.36% | to | -38.48% |

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **LKCM Aquinas Growth Fund** | | | | | | |
| 2012 | 31 | $11.00 | $ 337 | - | 0.90% | 9.45% |
| 2011 | 29 | $10.05 | $ 291 | - | 0.90% | 0.60% |
| 2010 | 28 | $9.99 to $11.93 | $ 316 | - | 0.90% to 1.05% | 15.32% to 15.49% |
| 2009 | 27 | $8.65 to $10.34 | $ 269 | - | 0.90% to 1.05% | 28.71% |
| 2008 | 26 | $8.01 | $ 206 | - | 1.05% | -33.80% |
| **Loomis Sayles Small Cap Value Fund - Retail Class** | | | | | | |
| 2012 | 838 | $12.29 to $13.17 | $ 10,558 | 0.87% | 0.00% to 1.50% | 14.33% to 16.04% |
| 2011 | 668 | $10.75 to $11.35 | $ 7,314 | - | 0.00% to 1.50% | -3.24% to -1.82% |
| 2010 | 413 | $11.11 to $11.56 | $ 4,646 | 0.50% | 0.00% to 1.50% | 22.90% to 24.70% |
| 2009 | 276 | $9.04 to $9.27 | $ 2,518 | 0.18% | 0.00% to 1.50% | 26.61% to 28.19% |
| 2008 | 126 | $7.14 to $7.20 | $ 905 | (a) | 0.25% to 1.50% | (a) |
| **Lord Abbett Developing Growth Fund, Inc. - Class A** | | | | | | |
| 2012 | 6 | $15.18 to $15.81 | $ 93 | - | 0.20% to 1.60% | 8.85% to 9.75% |
| 2011 | 5 | $13.96 to $14.26 | $ 77 | - | 0.55% to 1.65% | -2.55% |
| 2010 | 1 | $14.51 to $14.57 | $ 19 | (c) | 0.60% to 1.05% | (c) |
| 2009 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2008 | (c) | (c) | (c) | (c) | (c) | (c) |
| **Lord Abbett Core Fixed Income Fund - Class A** | | | | | | |
| 2012 | 5 | $10.97 to $11.13 | $ 59 | 1.80% | 0.90% to 1.45% | 4.28% to 4.90% |
| 2011 | 5 | $10.52 to $10.61 | $ 51 | 3.64% | 0.90% to 1.45% | 3.93% |
| 2010 | - | $10.17 | $ 4 | (c) | 1.15% | (c) |
| 2009 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2008 | (c) | (c) | (c) | (c) | (c) | (c) |
| **Lord Abbett Mid-Cap Stock Fund, Inc. - Class A** | | | | | | |
| 2012 | 63 | $13.75 to $17.02 | $ 960 | 0.52% | 0.55% to 1.45% | 12.89% to 13.91% |
| 2011 | 102 | $11.90 to $15.01 | $ 1,343 | 0.14% | 0.55% to 1.75% | -5.63% to -4.54% |
| 2010 | 106 | $12.61 to $15.79 | $ 1,451 | 0.40% | 0.60% to 1.75% | 23.39% to 24.77% |
| 2009 | 96 | $10.13 to $12.70 | $ 1,054 | 0.67% | 0.60% to 1.90% | 24.29% to 25.89% |
| 2008 | 85 | $8.15 to $10.13 | $ 739 | 1.80% | 0.55% to 1.90% | -40.51% to -39.78% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Lord Abbett Small-Cap Value Fund - Class A** | | | | | | | | | | | | | |
| 2012 | 60 | $18.53 | to | $20.35 | $ | 1,186 | 0.69% | 0.55% | to | 1.60% | 8.81% | to | 10.00% |
| 2011 | 63 | $17.03 | to | $18.50 | $ | 1,138 | - | 0.55% | to | 1.60% | -6.12% | to | -5.20% |
| 2010 | 92 | $18.14 | to | $19.44 | $ | 1,751 | - | 0.60% | to | 1.60% | 24.25% | to | 25.50% |
| 2009 | 88 | $14.56 | to | $15.49 | $ | 1,330 | - | 0.60% | to | 1.65% | 27.72% | to | 28.98% |
| 2008 | 91 | $11.40 | to | $12.03 | $ | 1,074 | 0.22% | 0.55% | to | 1.65% | -32.18% | to | -31.45% |
| **Lord Abbett Fundamental Equity Fund - Class A** | | | | | | | | | | | | | |
| 2012 | 12 | $12.57 | to | $13.09 | $ | 158 | 0.99% | 0.20% | to | 1.60% | 9.52% | to | 10.46% |
| 2011 | 4 | $11.52 | to | $11.85 | $ | 45 | (d) | 0.20% | to | 1.65% | (d) | | |
| 2010 | (d) | | (d) | | | (d) | (d) | | (d) | | (d) | | |
| 2009 | (d) | | (d) | | | (d) | (d) | | (d) | | (d) | | |
| 2008 | (d) | | (d) | | | (d) | (d) | | (d) | | (d) | | |
| **Lord Abbett Series Fund - Mid-Cap Stock Portfolio - Class VC** | | | | | | | | | | | | | |
| 2012 | 6,044 | $9.65 | to | $18.71 | $ | 95,534 | 0.67% | 0.00% | to | 1.50% | 12.88% | to | 14.55% |
| 2011 | 6,523 | $8.50 | to | $16.51 | $ | 90,948 | 0.21% | 0.00% | to | 1.50% | -5.45% | to | -4.07% |
| 2010 | 6,716 | $8.93 | to | $17.37 | $ | 98,339 | 0.38% | 0.00% | to | 1.50% | 23.52% | to | 25.52% |
| 2009 | 7,527 | $7.18 | to | $13.99 | $ | 88,200 | 0.47% | 0.00% | to | 1.50% | 24.74% | to | 26.56% |
| 2008 | 8,061 | $5.71 | to | $11.16 | $ | 75,150 | 1.22% | 0.00% | to | 1.50% | -40.23% | to | -39.51% |
| **MainStay Large Cap Growth Fund - Class R3** | | | | | | | | | | | | | |
| 2012 | 31 | | $13.90 | | $ | 424 | (e) | | - | | (e) | | |
| 2011 | (e) | | (e) | | | (e) | (e) | | (e) | | (e) | | |
| 2010 | (e) | | (e) | | | (e) | (e) | | (e) | | (e) | | |
| 2009 | (e) | | (e) | | | (e) | (e) | | (e) | | (e) | | |
| 2008 | (e) | | (e) | | | (e) | (e) | | (e) | | (e) | | |
| **Massachusetts Investors Growth Stock Fund - Class A** | | | | | | | | | | | | | |
| 2012 | 49 | $13.52 | to | $15.05 | $ | 718 | 1.05% | 0.60% | to | 1.80% | 15.41% | to | 16.22% |
| 2011 | 33 | $12.20 | to | $12.95 | $ | 428 | 0.50% | 0.60% | to | 1.35% | 0.16% | to | 0.55% |
| 2010 | 29 | $12.33 | to | $12.81 | $ | 371 | 0.60% | 0.65% | to | 1.20% | 12.81% | to | 13.46% |
| 2009 | 26 | $10.93 | to | $11.29 | $ | 297 | 0.30% | 0.65% | to | 1.20% | 38.71% | to | 39.56% |
| 2008 | 46 | $7.88 | to | $8.09 | $ | 364 | 0.36% | 0.65% | to | 1.20% | -37.66% | to | -37.38% |

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Neuberger Berman Genesis Fund® - Trust Class | | | | | | |
| 2012 | 7 | $12.94 to $13.39 | $ 95 | - | 0.35% to 1.75% | 8.44% |
| 2011 | 5 | $11.99 to $12.15 | $ 66 | (d) | 0.85% to 1.80% | (d) |
| 2010 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2009 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2008 | (d) | (d) | (d) | (d) | (d) | (d) |
| Neuberger Berman Socially Responsive Fund® - Trust Class | | | | | | |
| 2012 | 779 | $10.12 to $11.95 | $ 8,855 | 0.80% | 0.00% to 1.90% | 8.70% to 10.88% |
| 2011 | 1,002 | $9.22 to $10.81 | $ 10,377 | 0.73% | 0.00% to 1.90% | -4.81% to -3.07% |
| 2010 | 660 | $9.77 to $11.18 | $ 7,130 | 0.20% | 0.00% to 1.90% | 20.44% to 22.19% |
| 2009 | 424 | $8.71 to $9.22 | $ 3,772 | 0.44% | 0.00% to 1.70% | 28.30% to 30.41% |
| 2008 | 318 | $6.12 to $7.07 | $ 2,187 | 0.72% | 0.00% to 1.60% | -39.86% to -39.08% |
| New Perspective Fund®, Inc. - Class R-3 | | | | | | |
| 2012 | 122 | $15.94 to $18.14 | $ 2,123 | 0.61% | 0.00% to 1.45% | 18.68% to 20.37% |
| 2011 | 236 | $13.33 to $15.07 | $ 3,477 | 0.67% | 0.00% to 1.55% | -9.32% to -7.89% |
| 2010 | 266 | $14.70 to $16.36 | $ 4,250 | 0.76% | 0.00% to 1.55% | 10.61% to 12.36% |
| 2009 | 272 | $13.29 to $14.56 | $ 3,881 | 1.16% | 0.00% to 1.55% | 35.19% to 37.10% |
| 2008 | 254 | $9.89 to $10.62 | $ 2,657 | 1.79% | 0.00% to 1.45% | -38.99% to -38.08% |
| New Perspective Fund®, Inc. - Class R-4 | | | | | | |
| 2012 | 5,050 | $10.22 to $18.95 | $ 88,013 | 1.22% | 0.00% to 1.50% | 18.94% to 20.87% |
| 2011 | 4,619 | $8.77 to $15.69 | $ 67,062 | 1.04% | 0.00% to 1.50% | -8.98% to -7.65% |
| 2010 | 4,588 | $9.50 to $16.99 | $ 72,675 | 1.13% | 0.00% to 1.50% | 11.05% to 12.74% |
| 2009 | 4,201 | $8.34 to $15.07 | $ 59,419 | 1.48% | 0.00% to 1.50% | 35.41% to 37.52% |
| 2008 | 3,763 | $6.11 to $10.97 | $ 39,040 | 2.60% | 0.00% to 1.50% | -38.80% to -37.81% |
| Oppenheimer Capital Appreciation Fund - Class A | | | | | | |
| 2012 | 44 | $11.27 to $12.00 | $ 520 | 0.65% | 0.60% to 1.30% | 12.14% to 12.99% |
| 2011 | 39 | $10.05 to $10.62 | $ 400 | 0.23% | 0.60% to 1.30% | -2.80% to -2.12% |
| 2010 | 43 | $10.23 to $10.85 | $ 456 | - | 0.60% to 1.45% | 7.57% to 8.50% |
| 2009 | 55 | $9.46 to $10.03 | $ 538 | - | 0.55% to 1.55% | 41.41% to 42.67% |
| 2008 | 53 | $6.69 to $7.03 | $ 363 | - | 0.55% to 1.55% | -46.74% to -46.17% |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **Oppenheimer Developing Markets Fund - Class A** | | | | | | |
| 2012 | 4,295 | $11.29 to $85.45 | $ 275,812 | 0.41% | 0.00% to 1.75% | 18.73% to 20.87% |
| 2011 | 4,737 | $9.42 to $70.71 | $ 259,497 | 1.67% | 0.00% to 1.75% | -19.52% to -18.09% |
| 2010 | 4,842 | $11.61 to $86.33 | $ 325,715 | 0.15% | 0.00% to 1.95% | 24.54% to 26.97% |
| 2009 | 4,581 | $9.22 to $67.99 | $ 241,957 | 0.54% | 0.00% to 1.95% | 78.72% to 81.84% |
| 2008 | 3,873 | $5.11 to $37.41 | $ 114,355 | 1.45% | 0.00% to 1.65% | -48.87% to -48.03% |
| **Oppenheimer Developing Markets Fund - Class Y** | | | | | | |
| 2012 | 3,248 | $10.89 to $10.91 | $ 35,375 | (e) | 0.00% to 0.45% | (e) |
| 2011 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2010 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2009 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2008 | (e) | (e) | (e) | (e) | (e) | (e) |
| **Oppenheimer Gold & Special Minerals Fund - Class A** | | | | | | |
| 2012 | 1 | $11.40 to $11.82 | $ 16 | (g) | 0.20% to 1.45% | (g) |
| 2011 | 1 | $12.79 to $12.89 | $ 7 | - | 0.80% to 1.20% | - |
| 2010 | 2 | $17.52 | $ 38 | (c) | 0.60% | (c) |
| 2009 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2008 | (c) | (c) | (c) | (c) | (c) | (c) |
| **Oppenheimer International Bond Fund - Class A** | | | | | | |
| 2012 | 11 | $11.49 to $11.74 | $ 128 | 3.82% | 0.70% to 1.45% | 9.22% to 9.87% |
| 2011 | 13 | $10.50 to $10.65 | $ 134 | 6.49% | 0.80% to 1.55% | -1.77% to -1.12% |
| 2010 | 5 | $10.71 to $10.76 | $ 52 | (c) | 0.85% to 1.45% | (c) |
| 2009 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2008 | (c) | (c) | (c) | (c) | (c) | (c) |
| **Oppenheimer Global Securities Fund/VA** | | | | | | |
| 2012 | 9 | $15.16 to $28.15 | $ 226 | 2.31% | 0.50% to 1.80% | 19.09% to 20.66% |
| 2011 | 10 | $12.73 to $23.58 | $ 207 | 1.23% | 0.40% to 1.80% | -9.97% to -8.76% |
| 2010 | 12 | $14.14 to $25.57 | $ 281 | 1.44% | 0.50% to 1.80% | 13.94% to 15.39% |
| 2009 | 13 | $12.41 to $22.16 | $ 273 | 2.31% | 0.50% to 1.80% | 37.28% to 39.11% |
| 2008 | 17 | $9.06 to $15.97 | $ 247 | 1.70% | 0.45% to 1.75% | -41.25% to -40.45% |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Oppenheimer Global Strategic Income Fund/VA | | | | | | |
| 2012 | 5 | $20.58 to $22.66 | $ 109 | 5.58% | 0.60% to 1.25% | 12.09% to 12.85% |
| 2011 | 5 | $18.36 to $20.08 | $ 106 | 3.67% | 0.60% to 1.25% | -0.38% to 0.25% |
| 2010 | 6 | $18.43 to $20.15 | $ 112 | 8.33% | 0.55% to 1.25% | 13.56% to 14.33% |
| 2009 | 6 | $15.86 to $17.63 | $ 104 | 0.96% | 0.55% to 1.45% | 17.13% to 18.24% |
| 2008 | 7 | $13.54 to $14.99 | $ 105 | 5.22% | 0.50% to 1.45% | -15.43% to -14.70% |
| Oppenheimer Main Street Fund®/VA | | | | | | |
| 2012 | 7 | $9.81 to $11.19 | $ 67 | 1.52% | 1.25% to 1.50% | 15.14% to 15.48% |
| 2011 | 8 | $8.52 to $9.69 | $ 65 | 1.44% | 1.25% to 1.50% | -1.50% to -1.32% |
| 2010 | 8 | $8.65 to $9.82 | $ 74 | 1.37% | 1.25% to 1.50% | 14.27% to 14.72% |
| 2009 | 9 | $7.57 to $8.56 | $ 72 | 1.48% | 1.25% to 1.50% | 26.38% to 26.63% |
| 2008 | 10 | $5.99 to $6.76 | $ 63 | 1.12% | 1.25% to 1.50% | -39.37% to -39.21% |
| Oppenheimer Main Street Small- & Mid-Cap Fund®/VA | | | | | | |
| 2012 | 718 | $11.06 to $17.24 | $ 10,845 | 0.60% | 0.00% to 1.50% | 16.23% to 18.00% |
| 2011 | 711 | $9.46 to $14.76 | $ 9,234 | 0.64% | 0.00% to 1.50% | -3.62% to -2.21% |
| 2010 | 763 | $9.76 to $15.25 | $ 10,224 | 0.59% | 0.00% to 1.50% | 21.54% to 23.33% |
| 2009 | 737 | $7.97 to $12.48 | $ 8,067 | 0.75% | 0.00% to 1.50% | 35.19% to 37.31% |
| 2008 | 578 | $5.85 to $9.19 | $ 4,655 | 0.52% | 0.00% to 1.50% | -38.76% to -38.01% |
| Oppenheimer Small- & Mid-Cap Growth Fund/VA | | | | | | |
| 2012 | 5 | $5.18 to $10.42 | $ 41 | - | 1.25% to 1.50% | 14.86% to 15.01% |
| 2011 | 2 | $4.51 to $9.06 | $ 11 | - | 1.25% to 1.50% | -0.44% to -0.11% |
| 2010 | 3 | $4.53 to $9.07 | $ 15 | - | 1.25% to 1.50% | 25.48% to 25.80% |
| 2009 | 3 | $3.61 to $7.21 | $ 15 | - | 1.25% to 1.50% | 30.80% to 31.09% |
| 2008 | 4 | $2.76 to $5.50 | $ 13 | - | 1.25% to 1.50% | -49.91% to -49.73% |
| Parnassus Equity Income Fund - Investor Shares | | | | | | |
| 2012 | 59 | $10.04 to $16.12 | $ 622 | 3.31% | 0.95% to 1.35% | 13.97% to 14.33% |
| 2011 | 3 | $14.03 | $ 42 | (d) | 1.25% | (d) |
| 2010 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2009 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2008 | (d) | (d) | (d) | (d) | (d) | (d) |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | Total Return[C] (lowest to highest) | |
|---|---|---|---|---|---|---|---|---|---|
| **Pax World Balanced Fund - Individual Investor Class** | | | | | | | | | |
| 2012 | 3,574 | $9.88 | to $14.64 | $ 46,306 | 1.59% | 0.00% | to 1.50% | 9.65% | to 11.29% |
| 2011 | 4,035 | $8.96 | to $13.16 | $ 47,486 | 1.30% | 0.00% | to 1.60% | -3.31% | to -1.79% |
| 2010 | 4,354 | $9.21 | to $13.40 | $ 52,720 | 1.48% | 0.00% | to 1.65% | 10.10% | to 11.85% |
| 2009 | 4,954 | $8.30 | to $11.98 | $ 54,186 | 1.67% | 0.00% | to 1.65% | 19.28% | to 21.42% |
| 2008 | 4,896 | $6.89 | to $9.87 | $ 44,509 | 1.99% | 0.00% | to 1.75% | -31.93% | to -30.74% |
| **PIMCO Real Return Portfolio - Administrative Class** | | | | | | | | | |
| 2012 | 16,021 | $14.33 | to $17.87 | $ 260,067 | 1.05% | 0.00% | to 1.65% | 7.10% | to 8.78% |
| 2011 | 13,442 | $13.30 | to $16.43 | $ 201,912 | 5.14% | 0.00% | to 1.60% | 9.90% | to 11.69% |
| 2010 | 11,633 | $12.01 | to $14.71 | $ 158,235 | 1.44% | 0.00% | to 1.65% | 6.40% | to 8.25% |
| 2009 | 8,873 | $11.20 | to $13.61 | $ 112,730 | 2.96% | 0.00% | to 1.65% | 16.42% | to 18.41% |
| 2008 | 6,215 | $9.53 | to $11.50 | $ 67,423 | 4.31% | 0.00% | to 1.65% | -8.45% | to -7.03% |
| **Pioneer Equity Income Fund - Class Y** | | | | | | | | | |
| 2012 | 111 | $9.93 | | $ 1,099 | (e) | 0.95% | | (e) | |
| 2011 | (e) | (e) | | (e) | (e) | (e) | | (e) | |
| 2010 | (e) | (e) | | (e) | (e) | (e) | | (e) | |
| 2009 | (e) | (e) | | (e) | (e) | (e) | | (e) | |
| 2008 | (e) | (e) | | (e) | (e) | (e) | | (e) | |
| **Pioneer High Yield Fund - Class A** | | | | | | | | | |
| 2012 | 133 | $14.79 | to $16.98 | $ 2,178 | 4.74% | 0.20% | to 1.75% | 12.99% | to 14.73% |
| 2011 | 303 | $13.09 | to $14.80 | $ 4,359 | 5.30% | 0.20% | to 1.75% | -3.47% | to -1.92% |
| 2010 | 338 | $13.37 | to $15.09 | $ 4,956 | 5.25% | 0.20% | to 1.95% | 15.26% | to 17.34% |
| 2009 | 373 | $11.60 | to $12.86 | $ 4,675 | 6.97% | 0.20% | to 1.95% | 59.16% | to 61.76% |
| 2008 | 328 | $7.37 | to $7.95 | $ 2,557 | 7.36% | 0.20% | to 1.75% | -38.07% | to -37.15% |
| **Pioneer Strategic Income Fund - Class A** | | | | | | | | | |
| 2012 | 124 | $11.90 | to $12.39 | $ 1,519 | 3.51% | 0.20% | to 1.60% | 10.11% | to 11.02% |
| 2011 | 22 | $10.98 | to $11.16 | $ 248 | (d) | 0.20% | to 1.05% | (d) | |
| 2010 | (d) | (d) | | (d) | (d) | (d) | | (d) | |
| 2009 | (d) | (d) | | (d) | (d) | (d) | | (d) | |
| 2008 | (d) | (d) | | (d) | (d) | (d) | | (d) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | Total Return[C] (lowest to highest) | |
|---|---|---|---|---|---|---|---|---|---|
| **Pioneer Emerging Markets VCT Portfolio - Class I** | | | | | | | | | |
| 2012 | 1,799 | $6.91 to | $9.31 | $ 15,901 | 0.52% | 0.00% to | 1.60% | 10.18% to | 12.03% |
| 2011 | 2,217 | $6.23 to | $8.32 | $ 17,672 | 0.28% | 0.00% to | 1.60% | -24.59% to | -23.35% |
| 2010 | 2,736 | $8.20 to | $10.86 | $ 28,736 | 0.46% | 0.00% to | 1.65% | 14.02% to | 16.03% |
| 2009 | 3,007 | $7.13 to | $9.37 | $ 27,443 | 1.14% | 0.00% to | 1.70% | 71.95% to | 74.81% |
| 2008 | 2,224 | $4.12 to | $5.36 | $ 11,735 | 0.43% | 0.00% to | 1.55% | -58.85% to | -58.26% |
| **Pioneer High Yield VCT Portfolio - Class I** | | | | | | | | | |
| 2012 | 1,725 | $13.24 to | $17.39 | $ 27,738 | 9.42% | 0.00% to | 1.50% | 14.34% to | 16.06% |
| 2011 | 1,673 | $11.51 to | $14.89 | $ 23,415 | 5.53% | 0.00% to | 1.50% | -3.16% to | -1.66% |
| 2010 | 1,601 | $11.81 to | $15.12 | $ 22,990 | 5.40% | 0.00% to | 1.50% | 16.30% to | 18.06% |
| 2009 | 1,618 | $10.08 to | $13.03 | $ 19,842 | 7.77% | 0.00% to | 1.50% | 57.99% to | 60.47% |
| 2008 | 1,510 | $6.35 to | $8.12 | $ 11,678 | 9.26% | 0.00% to | 1.50% | -36.41% to | -35.58% |
| **Columbia Diversified Equity Income Fund - Class K** | | | | | | | | | |
| 2012 | 742 | $9.38 to | $10.05 | $ 7,180 | 2.27% | 0.00% to | 1.50% | 13.29% to | 14.99% |
| 2011 | 691 | $8.28 to | $8.74 | $ 5,863 | 1.73% | 0.00% to | 1.50% | -6.44% to | -5.10% |
| 2010 | 592 | $8.85 to | $9.21 | $ 5,329 | 1.33% | 0.00% to | 1.50% | 14.49% to | 16.29% |
| 2009 | 413 | $7.73 to | $7.92 | $ 3,222 | 2.01% | 0.00% to | 1.50% | 25.49% to | 27.05% |
| 2008 | 237 | $6.16 to | $6.21 | $ 1,464 | (a) | 0.25% to | 1.50% | (a) | |
| **Columbia Diversified Equity Income Fund - Class R4** | | | | | | | | | |
| 2012 | 9 | $9.56 to | $9.86 | $ 88 | 2.56% | 0.15% to | 0.80% | 13.81% to | 14.65% |
| 2011 | 8 | $8.40 to | $8.60 | $ 68 | 0.88% | 0.15% to | 0.80% | -6.25% to | -5.70% |
| 2010 | 18 | $8.96 to | $9.12 | $ 160 | 1.02% | 0.15% to | 0.80% | 15.13% to | 15.17% |
| 2009 | 30 | $7.74 to | $7.85 | $ 233 | (b) | 0.25% to | 1.10% | (b) | |
| 2008 | (b) | (b) | | (b) | (b) | (b) | | (b) | |
| **Royce Total Return Fund - Class K** | | | | | | | | | |
| 2012 | - | $13.85 | | $ 1 | (g) | 1.40% | | (g) | |
| 2011 | - | $12.31 | | - | (d) | 1.30% | | (d) | |
| 2010 | (d) | (d) | | (d) | (d) | (d) | | (d) | |
| 2009 | (d) | (d) | | (d) | (d) | (d) | | (d) | |
| 2008 | (d) | (d) | | (d) | (d) | (d) | | (d) | |

300

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **SMALLCAP World Fund® - Class R-4** | | | | | | | | | | | | |
| 2012 | 755 | $10.28 | to | $11.02 | $ 7,942 | 1.55% | 0.00% | to | 1.50% | 20.23% | to | 22.04% |
| 2011 | 764 | $8.55 | to | $9.03 | $ 6,672 | 0.38% | 0.00% | to | 1.50% | -15.60% | to | -14.33% |
| 2010 | 681 | $10.13 | to | $10.54 | $ 6,996 | 1.98% | 0.00% | to | 1.50% | 23.09% | to | 24.88% |
| 2009 | 325 | $8.23 | to | $8.44 | $ 2,698 | 1.34% | 0.00% | to | 1.50% | 51.29% | to | 53.28% |
| 2008 | 80 | $5.44 | to | $5.48 | $ 434 | (a) | 0.25% | to | 1.50% | | (a) | |
| **T. Rowe Price Mid-Cap Value Fund - R Class** | | | | | | | | | | | | |
| 2012 | 44 | $16.61 | to | $18.49 | $ 777 | 0.86% | 0.10% | to | 1.30% | 17.39% | to | 18.91% |
| 2011 | 42 | $14.15 | to | $15.55 | $ 625 | 0.42% | 0.10% | to | 1.30% | -6.48% | to | -5.41% |
| 2010 | 51 | $15.13 | to | $16.44 | $ 803 | 1.11% | 0.10% | to | 1.30% | 14.36% | to | 15.77% |
| 2009 | 73 | $13.23 | to | $14.20 | $ 999 | 0.82% | 0.10% | to | 1.30% | 44.12% | to | 45.46% |
| 2008 | 74 | $9.16 | to | $9.62 | $ 699 | 0.47% | 0.35% | to | 1.35% | -35.71% | to | -35.09% |
| **T. Rowe Price Value Fund - Advisor Class** | | | | | | | | | | | | |
| 2012 | 19 | | $12.07 | | $ 226 | 1.50% | | 1.00% | | | 17.99% | |
| 2011 | 17 | | $10.23 | | $ 173 | 1.19% | | 1.00% | | | -3.13% | |
| 2010 | 15 | | $10.56 | | $ 163 | 2.21% | | 1.00% | | | 14.66% | |
| 2009 | 12 | | $9.21 | | $ 109 | 2.61% | | 1.00% | | | 35.64% | |
| 2008 | 6 | | $6.79 | | $ 44 | 1.90% | | 1.00% | | | -40.44% | |
| **Templeton Foreign Fund - Class A** | | | | | | | | | | | | |
| 2012 | 77 | $9.79 | to | $15.76 | $ 1,174 | 2.21% | 0.35% | to | 1.65% | 16.61% | to | 18.14% |
| 2011 | 84 | $11.94 | to | $13.34 | $ 1,088 | 2.74% | 0.35% | to | 1.75% | -14.22% | to | -13.04% |
| 2010 | 74 | $13.92 | to | $15.34 | $ 1,103 | 1.69% | 0.35% | to | 1.75% | 6.58% | to | 7.92% |
| 2009 | 84 | $13.06 | to | $14.02 | $ 1,146 | 1.77% | 0.55% | to | 1.75% | 47.07% | to | 48.99% |
| 2008 | 71 | $8.88 | to | $9.41 | $ 658 | 3.00% | 0.55% | to | 1.75% | -46.99% | to | -46.40% |
| **Templeton Global Bond Fund - Advisor Class** | | | | | | | | | | | | |
| 2012 | 3,507 | $10.56 | to | $10.57 | $ 37,035 | (e) | 0.00% | to | 0.45% | | (e) | |
| 2011 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2010 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2009 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Templeton Global Bond Fund - Class A** | | | | | | | | | | | | |
| 2012 | 8,916 | $10.72 | to | $35.09 | $ 204,498 | 5.98% | 0.00% | to | 1.50% | 14.03% | to | 15.85% |
| 2011 | 9,995 | $9.37 | to | $30.30 | $ 209,387 | 6.17% | 0.95% | to | 1.50% | -3.81% | to | -2.38% |
| 2010 | 9,629 | $13.96 | to | $31.04 | $ 207,794 | 5.51% | 0.00% | to | 1.50% | 10.99% | to | 12.71% |
| 2009 | 8,132 | $12.49 | to | $27.54 | $ 155,610 | 4.38% | 0.00% | to | 1.50% | 17.11% | to | 18.86% |
| 2008 | 6,885 | $10.59 | to | $23.17 | $ 110,722 | 9.04% | 0.00% | to | 1.50% | 4.73% | to | 6.28% |
| **Thornburg International Value Fund - Class R4** | | | | | | | | | | | | |
| 2012 | 3 | $11.58 | to | $11.73 | $ 34 | (g) | 0.90% | to | 1.35% | (g) | | |
| 2011 | 5 | $10.28 | to | $10.31 | $ 55 | (d) | 0.60% | to | 0.75% | (d) | | |
| 2010 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| 2009 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| 2008 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| **USAA Precious Metals and Minerals Fund - Adviser Shares** | | | | | | | | | | | | |
| 2012 | 1,062 | $7.55 | to | $7.74 | $ 8,081 | - | 0.00% | to | 1.50% | -13.42% | to | -12.05% |
| 2011 | 552 | $8.71 | to | $8.80 | $ 4,823 | (d) | 0.00% | to | 1.50% | (d) | | |
| 2010 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| 2009 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| 2008 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| **Invesco Van Kampen American Franchise Fund - Class I Shares** | | | | | | | | | | | | |
| 2012 | 702 | $9.77 | to | $36.28 | $ 19,755 | (e) | 0.00% | to | 1.50% | (e) | | |
| 2011 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2010 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2009 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2008 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| **Diversified Value Portfolio** | | | | | | | | | | | | |
| 2012 | 6 | $13.94 | to | $15.27 | $ 87 | 2.37% | 0.95% | to | 2.00% | 14.17% | to | 15.42% |
| 2011 | 6 | $12.21 | to | $13.23 | $ 82 | 2.38% | 0.95% | to | 2.00% | 1.92% | to | 2.96% |
| 2010 | 7 | $11.98 | to | $12.85 | $ 86 | 2.35% | 0.95% | to | 2.00% | 7.16% | to | 8.26% |
| 2009 | 7 | $11.18 | to | $11.87 | $ 84 | 3.66% | 0.95% | to | 2.00% | | 25.74% | |
| 2008 | 9 | $9.01 | to | $9.44 | $ 80 | 3.09% | 0.95% | to | 1.95% | -37.34% | to | -36.73% |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Equity Income Portfolio** | | | | | | | | | | | | |
| 2012 | 29 | $14.46 | to | $15.64 | $ 446 | 2.51% | 1.10% | to | 2.00% | 11.15% | to | 12.20% |
| 2011 | 25 | $13.01 | to | $14.00 | $ 351 | 2.45% | 1.05% | to | 2.00% | 8.06% | to | 9.08% |
| 2010 | 24 | $12.04 | to | $12.78 | $ 303 | 2.65% | 1.10% | to | 2.00% | 12.42% | to | 13.40% |
| 2009 | 20 | $10.71 | to | $11.27 | $ 225 | 4.10% | 1.10% | to | 2.00% | 15.20% | to | 15.47% |
| 2008 | 17 | $9.38 | to | $9.76 | $ 165 | 3.84% | 1.10% | to | 1.95% | -32.23% | to | -31.65% |
| **Small Company Growth Portfolio** | | | | | | | | | | | | |
| 2012 | 2 | $14.87 | to | $16.29 | $ 25 | - | 0.95% | to | 2.00% | 12.40% | to | 13.60% |
| 2011 | 6 | $13.23 | to | $14.34 | $ 92 | - | 0.95% | to | 2.00% | -0.68% | to | 0.35% |
| 2010 | 8 | $13.32 | to | $14.29 | $ 110 | - | 0.95% | to | 2.00% | 29.19% | to | 30.62% |
| 2009 | 9 | $10.31 | to | $10.94 | $ 93 | 1.27% | 0.95% | to | 2.00% | 37.60% | to | 37.96% |
| 2008 | 8 | $7.57 | to | $7.93 | $ 64 | - | 0.95% | to | 1.95% | -40.63% | to | -40.02% |
| **Victory Small Company Opportunity Fund - Class R** | | | | | | | | | | | | |
| 2012 | 1 | $13.81 | to | $14.07 | $ 13 | - | 0.60% | to | 1.25% | | 11.23% | |
| 2011 | - | | $12.65 | | $ 1 | (d) | | 0.60% | | | (d) | |
| 2010 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2009 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2008 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| **Wanger International** | | | | | | | | | | | | |
| 2012 | 3,149 | $9.59 | to | $11.16 | $ 33,558 | 1.33% | 0.00% | to | 1.60% | 19.74% | to | 21.64% |
| 2011 | 2,787 | $7.96 | to | $9.18 | $ 24,628 | 5.06% | 0.00% | to | 1.50% | -15.91% | to | -14.60% |
| 2010 | 2,483 | $9.42 | to | $10.75 | $ 25,898 | 2.55% | 0.00% | to | 1.55% | 23.00% | to | 25.03% |
| 2009 | 1,714 | $7.59 | to | $8.61 | $ 14,434 | 3.47% | 0.00% | to | 1.55% | 47.42% | to | 49.80% |
| 2008 | 1,203 | $5.11 | to | $5.75 | $ 6,819 | 1.00% | 0.00% | to | 1.50% | -46.37% | to | -45.60% |
| **Wanger Select** | | | | | | | | | | | | |
| 2012 | 5,096 | $9.53 | to | $17.39 | $ 82,307 | 0.44% | 0.00% | to | 1.75% | 16.36% | to | 18.47% |
| 2011 | 5,695 | $8.12 | to | $14.68 | $ 78,376 | 2.26% | 0.00% | to | 1.75% | -19.10% | to | -17.67% |
| 2010 | 6,108 | $9.95 | to | $17.83 | $ 102,870 | 0.53% | 0.00% | to | 1.75% | 24.65% | to | 26.60% |
| 2009 | 5,121 | $7.92 | to | $14.09 | $ 68,682 | - | 0.00% | to | 1.50% | 63.80% | to | 66.19% |
| 2008 | 4,338 | $4.80 | to | $8.48 | $ 35,288 | - | 0.00% | to | 1.50% | -49.84% | to | -49.04% |

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Units (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | Total Return[C] (lowest to highest) | |
|---|---|---|---|---|---|---|---|---|---|
| **Wanger USA** | | | | | | | | | |
| 2012 | 3,344 | $9.97 to | $18.69 | $ 56,213 | 0.36% | 0.00% to | 1.75% | 18.15% to | 20.04% |
| 2011 | 2,848 | $9.63 to | $15.69 | $ 40,134 | - | 0.00% to | 1.50% | -4.88% to | -3.46% |
| 2010 | 2,442 | $10.06 to | $16.37 | $ 35,896 | - | 0.00% to | 1.50% | 21.50% to | 23.35% |
| 2009 | 2,016 | $8.22 to | $13.36 | $ 24,191 | - | 0.00% to | 1.50% | 40.12% to | 42.34% |
| 2008 | 1,727 | $5.83 to | $8.89 | $ 14,699 | - | 0.00% to | 1.50% | -40.59% to | -37.59% |
| **Washington Mutual Investors Fund[SM], Inc. - Class R-3** | | | | | | | | | |
| 2012 | 317 | $12.63 to | $14.50 | $ 4,381 | 1.92% | 0.00% to | 1.55% | 10.40% to | 12.06% |
| 2011 | 361 | $11.44 to | $12.94 | $ 4,465 | 1.96% | 0.00% to | 1.55% | 5.05% to | 6.68% |
| 2010 | 389 | $10.89 to | $12.13 | $ 4,515 | 1.98% | 0.00% to | 1.55% | 11.12% to | 13.05% |
| 2009 | 406 | $9.80 to | $10.73 | $ 4,173 | 2.80% | 0.00% to | 1.55% | 16.81% to | 18.56% |
| 2008 | 448 | $8.39 to | $9.05 | $ 3,911 | 2.30% | 0.00% to | 1.55% | -34.35% to | -33.31% |
| **Washington Mutual Investors Fund[SM], Inc. - Class R-4** | | | | | | | | | |
| 2012 | 6,972 | $10.09 to | $14.88 | $ 94,956 | 2.25% | 0.00% to | 1.50% | 10.80% to | 12.47% |
| 2011 | 7,177 | $9.05 to | $13.14 | $ 87,837 | 2.21% | 0.00% to | 1.50% | 5.41% to | 6.90% |
| 2010 | 7,137 | $8.54 to | $12.26 | $ 82,473 | 2.28% | 0.00% to | 1.50% | 11.57% to | 13.43% |
| 2009 | 7,276 | $7.59 to | $11.00 | $ 74,999 | 3.08% | 0.00% to | 1.50% | 17.25% to | 18.92% |
| 2008 | 6,960 | $6.43 to | $9.25 | $ 60,944 | 2.56% | 0.00% to | 1.50% | -34.15% to | -33.33% |
| **Wells Fargo Advantage Small Cap Value Fund - Class A** | | | | | | | | | |
| 2012 | 10 | | $12.97 | $ 135 | 0.82% | | 1.00% | | 12.00% |
| 2011 | 9 | | $11.58 | $ 108 | - | | 1.00% | | -8.46% |
| 2010 | 9 | | $12.65 | $ 118 | 0.97% | | 1.00% | | 18.11% |
| 2009 | 8 | | $10.71 | $ 88 | - | | 1.00% | | 50.42% |
| 2008 | 7 | | $7.12 | $ 46 | - | | 1.00% | | -39.04% |
| **Wells Fargo Advantage Special Small Cap Value Fund - Class A** | | | | | | | | | |
| 2012 | 3,766 | $10.94 to | $28.21 | $ 94,083 | - | 0.00% to | 1.50% | 11.78% to | 13.50% |
| 2011 | 4,004 | $9.73 to | $24.89 | $ 89,066 | - | 0.00% to | 1.55% | -3.69% to | -2.15% |
| 2010 | 4,325 | $10.04 to | $25.47 | $ 99,165 | - | 0.00% to | 1.55% | 20.70% to | 22.54% |
| 2009 | 4,381 | $8.26 to | $20.79 | $ 82,713 | 0.41% | 0.00% to | 1.55% | 27.90% to | 29.91% |
| 2008 | 4,235 | $6.42 to | $16.03 | $ 62,156 | 1.09% | 0.00% to | 1.55% | -32.80% to | -31.95% |

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

(a) As investment Division had no investments until 2008, this data is not meaningful and is therefore not presented.

(b) As investment Division had no investments until 2009, this data is not meaningful and is therefore not presented.

(c) As investment Division had no investments until 2010, this data is not meaningful and is therefore not presented.

(d) As investment Division had no investments until 2011, this data is not meaningful and is therefore not presented.

(e) As investment Division had no investments until 2012, this data is not meaningful and is therefore not presented.

(f) As investment Division is wholly comprised of new contracts at December 31, 2010, this data is not meaningful and therefore not presented.

(g) As investment Division is wholly comprised of new contracts at December 31, 2012, this data is not meaningful and therefore not presented.

**A** The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

**B** The Expense Ratio considers only the expenses borne directly by the Account , excluding expenses changed through the redemption of units, and is equal to the mortality and expense, administrative, and other charges as defined in the Charges and fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

**C** Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**


**Index to Consolidated Financial Statements**

## Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company and subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company retrospectively changed its method of accounting for costs associated with acquiring or renewing insurance contracts. Additionally, as discussed in Note 1 to the financial statements, the Company has elected to change its method of recognizing actuarial gains and losses related to its pension and post-retirement benefit plans.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 27, 2013

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Consolidated Balance Sheets**
**December 31, 2012 and 2011**
(In millions, except share data)

| | As of December 31, | |
| | 2012 | 2011 |
|---|---|---|
| **Assets** | | |
| Investments: | | |
| Fixed maturities, available-for-sale, at fair value (amortized cost of $18,458.7 at 2012 and $16,577.9 at 2011) | $ 20,690.8 | $ 18,134.6 |
| Fixed maturities, at fair value using the fair value option | 544.7 | 511.9 |
| Equity securities, available-for-sale, at fair value (cost of $129.3 at 2012 and $131.8 at 2011) | 142.8 | 144.9 |
| Short-term investments | 679.8 | 216.8 |
| Mortgage loans on real estate, net of valuation allowance of $1.3 at 2012 and 2011 | 2,872.7 | 2,373.5 |
| Loan - Dutch State obligation | — | 417.0 |
| Policy loans | 240.9 | 245.9 |
| Limited partnerships/corporations | 179.6 | 510.6 |
| Derivatives | 512.7 | 446.6 |
| Securities pledged (amortized cost of $207.2 at 2012 and $572.5 at 2011) | 219.7 | 593.7 |
| Total investments | 26,083.7 | 23,595.5 |
| Cash and cash equivalents | 363.4 | 217.1 |
| Short-term investments under securities loan agreement, including collateral delivered | 186.1 | 524.8 |
| Accrued investment income | 273.0 | 260.2 |
| Receivable for securities sold | 3.9 | 16.7 |
| Reinsurance recoverable | 2,153.7 | 2,276.3 |
| Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners | 695.0 | 947.2 |
| Notes receivable from affiliate | 175.0 | 175.0 |
| Short-term loan to affiliate | — | 648.0 |
| Due from affiliates | 99.8 | 52.9 |
| Property and equipment | 81.8 | 84.7 |
| Other assets | 101.1 | 56.3 |
| Assets held in separate accounts | 53,655.3 | 45,295.2 |
| Total assets | $ 83,871.8 | $ 74,149.9 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Consolidated Balance Sheets**
**December 31, 2012 and 2011)**
(In millions, except share data)

| | As of December 31, | |
| | 2012 | 2011 |
|---|---|---|
| **Liabilities and Shareholder's Equity** | | |
| Future policy benefits and contract owner account balances | $ 24,191.2 | $ 23,062.3 |
| Payable for securities purchased | — | 3.3 |
| Payables under securities loan agreement, including collateral held | 353.2 | 634.8 |
| Long-term debt | 4.9 | 4.9 |
| Due to affiliates | 95.1 | 126.0 |
| Derivatives | 346.8 | 360.1 |
| Current income tax payable to Parent | 32.1 | 1.3 |
| Deferred income taxes | 507.1 | 355.2 |
| Other liabilities | 424.7 | 330.5 |
| Liabilities related to separate accounts | 53,655.3 | 45,295.2 |
| Total liabilities | 79,610.4 | 70,173.6 |
| | | |
| Shareholder's equity: | | |
| Common stock (100,000 shares authorized, 55,000 issued and outstanding; $50 per share value) | 2.8 | 2.8 |
| Additional paid-in capital | 4,217.2 | 4,533.0 |
| Accumulated other comprehensive income | 1,023.0 | 747.5 |
| Retained earnings (deficit) | (981.6 ) | (1,307.0 ) |
| Total shareholder's equity | 4,261.4 | 3,976.3 |
| Total liabilities and shareholder's equity | $ 83,871.8 | $ 74,149.9 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Consolidated Statements of Operations**
**For the Years Ended December 31, 2012, 2011 and 2010**
(In millions)

| | | Years Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2012** | | **2011** | | **2010** |
| **Revenues:** | | | | | | |
| Net investment income | $ | 1,348.8 | $ | 1,420.9 | $ | 1,342.3 |
| Fee income | | 648.8 | | 614.0 | | 583.5 |
| Premiums | | 36.0 | | 33.9 | | 67.3 |
| Broker-dealer commission revenue | | 225.5 | | 218.3 | | 220.0 |
| Net realized capital gains (losses): | | | | | | |
| Total other-than-temporary impairments | | (14.1 ) | | (116.8 ) | | (199.2 ) |
| Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss) | | (3.2 ) | | (9.5 ) | | (52.1 ) |
| Net other-than-temporary impairments recognized in earnings | | (10.9 ) | | (107.3 ) | | (147.1 ) |
| Other net realized capital gains (losses) | | 70.2 | | (108.5 ) | | 128.3 |
| Total net realized capital gains (losses) | | 59.3 | | (215.8 ) | | (18.8 ) |
| Other revenue | | — | | 14.5 | | 33.3 |
| Total revenues | | 2,318.4 | | 2,085.8 | | 2,227.6 |
| **Benefits and expenses:** | | | | | | |
| Interest credited and other benefits to contract owners | | 746.7 | | 763.4 | | 769.2 |
| Operating expenses | | 696.5 | | 692.0 | | 789.8 |
| Broker-dealer commission expense | | 225.5 | | 218.3 | | 220.0 |
| Net amortization of deferred policy acquisition costs and value of business acquired | | 131.1 | | 94.2 | | (41.2 ) |
| Interest expense | | 2.0 | | 2.6 | | 2.9 |
| Total benefits and expenses | | 1,801.8 | | 1,770.5 | | 1,740.7 |
| Income (loss) before income taxes | | 516.6 | | 315.3 | | 486.9 |
| Income tax expense (benefit) | | 191.2 | | (5.0 ) | | 109.0 |
| Net income (loss) | $ | 325.4 | $ | 320.3 | $ | 377.9 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Consolidated Statements of Comprehensive Income**
**For the Years Ended December 31, 2012, 2011 and 2010**
(In millions)

|  | Years Ended December 31, | | |
|  | 2012 | 2011 | 2010 |
|---|---|---|---|
| Net income (loss) | $ 325.4 | $ 320.3 | $ 377.9 |
| Other comprehensive income (loss), before tax: | | | |
| Unrealized gains/losses on securities | 408.7 | 483.8 | 465.6 |
| Other-than-temporary impairments | 10.6 | 21.3 | (12.7 ) |
| Pension and other post-employment benefit liability | (2.2 ) | 7.6 | (1.4 ) |
| Other comprehensive income (loss), before tax | 417.1 | 512.7 | 451.5 |
| Income tax benefit (expense) related to items of other comprehensive income (loss) | (141.6 ) | (155.7 ) | (77.3 ) |
| Other comprehensive income (loss), after tax | 275.5 | 357.0 | 374.2 |
| Comprehensive income (loss) | $ 600.9 | $ 677.3 | $ 752.1 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Consolidated Statements of Changes in Shareholder's Equity**
**For the Years Ended December 31, 2012, 2011 and 2010**
(In millions)

| | Common Stock | Additional Paid-In Capital | Accumulated Other Comprehensive Income (Loss) | Retained Earnings (Deficit) | Total Shareholder's Equity |
|---|---|---|---|---|---|
| Balance at January 1, 2010 - Before change in method | $ 2.8 | $ 4,528.2 | $ (15.0 ) | $ (1,611.9 ) | $ 2,904.1 |
| Cumulative effect of changes in accounting: | | | | | |
| Deferred policy acquisition costs | — | — | 13.9 | (375.9 ) | (362.0 ) |
| Actuarial gains (losses) for pension and post-retirement benefit plans | — | — | 17.4 | (17.4 ) | — |
| Balance at January 1, 2010 - As reported | 2.8 | 4,528.2 | 16.3 | (2,005.2 ) | 2,542.1 |
| Comprehensive income (loss): | | | | | |
| Net income (loss) | — | — | — | 377.9 | 377.9 |
| Other comprehensive income (loss), after tax | — | — | 374.2 | — | 374.2 |
| Total comprehensive income (loss) | | | | | 752.1 |
| Dividends paid and return of capital distribution | — | (203.0 ) | — | — | (203.0 ) |
| Employee related benefits | — | 0.8 | — | — | 0.8 |
| Balance at December 31, 2010 | 2.8 | 4,326.0 | 390.5 | (1,627.3 ) | 3,092.0 |
| Comprehensive income (loss): | | | | | |
| Net income (loss) | — | — | — | 320.3 | 320.3 |
| Other comprehensive income (loss), after tax | — | — | 357.0 | — | 357.0 |
| Total comprehensive income (loss) | | | | | 677.3 |
| Contribution of capital | — | 201.0 | — | — | 201.0 |
| Employee related benefits | — | 6.0 | — | — | 6.0 |
| Balance at December 31, 2011 | 2.8 | 4,533.0 | 747.5 | (1,307.0 ) | 3,976.3 |
| Comprehensive income (loss): | | | | | |
| Net income (loss) | — | — | — | 325.4 | 325.4 |
| Other comprehensive income (loss), after tax | — | — | 275.5 | — | 275.5 |
| Total comprehensive income (loss) | | | | | 600.9 |
| Dividends paid and distribution of capital | — | (340.0 ) | — | — | (340.0 ) |
| Employee related benefits | — | 24.2 | — | — | 24.2 |
| Balance at December 31, 2012 | $ 2.8 | $ 4,217.2 | $ 1,023.0 | $ (981.6 ) | $ 4,261.4 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Consolidated Statements of Cash Flows**
**For the Years Ended December 31, 2012, 2011 and 2010**
(In millions)

| | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | **2012** | **2011** | **2010** |
| **Cash Flows from Operating Activities:** | | | |
| Net income (loss) | $ 325.4 | $ 320.3 | $ 377.9 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements | (88.1 ) | (88.9 ) | (93.9 ) |
| Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements | 133.1 | 97.7 | (37.3 ) |
| Net accretion/amortization of discount/premium | 20.7 | 37.0 | 44.3 |
| Future policy benefits, claims reserves and interest credited | 569.9 | 639.0 | 608.8 |
| Deferred income tax expense (benefit) | 9.5 | (65.3 ) | 33.6 |
| Net realized capital (gains) losses | (59.3 ) | 215.8 | 18.8 |
| Depreciation | 3.5 | 3.5 | 3.4 |
| Change in: | | | |
| Accrued investment income | (12.8 ) | (19.7 ) | (23.3 ) |
| Reinsurance recoverable | 122.6 | 79.6 | 74.0 |
| Other receivables and asset accruals | (44.8 ) | (3.5 ) | (86.0 ) |
| Due to/from affiliates | (77.8 ) | 54.3 | 17.2 |
| Other payables and accruals | 125.0 | (91.9 ) | 85.5 |
| Other, net | 60.9 | (64.8 ) | (36.1 ) |
| Net cash provided by operating activities | 1,087.8 | 1,113.1 | 986.9 |
| **Cash Flows from Investing Activities:** | | | |
| Proceeds from the sale, maturity, disposal or redemption of: | | | |
| Fixed maturities | 3,868.7 | 6,468.5 | 6,340.3 |
| Equity securities, available-for-sale | 2.4 | 63.1 | 12.9 |
| Mortgage loans on real estate | 492.2 | 332.8 | 179.2 |
| Limited partnerships/corporations | 339.4 | 93.0 | 87.2 |
| Acquisition of: | | | |
| Fixed maturities | (5,484.7 ) | (7,662.0 ) | (7,383.5 ) |
| Equity securities, available-for-sale | (0.7 ) | (5.7 ) | (16.7 ) |
| Mortgage loans on real estate | (991.3 ) | (863.1 ) | (147.2 ) |
| Limited partnerships/corporations | (46.1 ) | (68.5 ) | (85.5 ) |
| Derivatives, net | (36.4 ) | (78.6 ) | (147.3 ) |
| Policy loans, net | 5.0 | 7.1 | 1.7 |
| Short-term investments, net | (463.0 ) | 5.3 | 313.1 |
| Loan-Dutch State obligation, net | 416.8 | 122.4 | 134.7 |
| Collateral received | 57.1 | 105.3 | 4.7 |
| Purchases of fixed assets, net | (0.6 ) | (0.8 ) | — |
| Net cash used in investing activities | (1,841.2 ) | (1,481.2 ) | (706.4 ) |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Consolidated Statements of Cash Flows**
**For the Years Ended December 31, 2012, 2011 and 2010**
(In millions)

| | | | | | |
|---|---|---|---|---|---|
| **Cash Flows from Financing Activities:** | | | | | |
| Deposits received for investment contracts | $ | 2,884.3 | $ | 3,115.4 | $ | 2,022.2 |
| Maturities and withdrawals from investment contracts | | (2,292.6 ) | | (2,403.6 ) | | (2,309.7 ) |
| Short-term loans to affiliates, net | | 648.0 | | (343.9 ) | | (16.9 ) |
| Short-term repayments of repurchase agreements, net | | — | | (214.7 ) | | 214.6 |
| Dividends paid and return of capital distribution | | (340.0 ) | | — | | (203.0 ) |
| Capital contribution from parent | | — | | 201.0 | | — |
| Net cash provided by (used in) financing activities | | 899.7 | | 354.2 | | (292.8 ) |
| Net increase (decrease) in cash and cash equivalents | | 146.3 | | (13.9 ) | | (12.3 ) |
| Cash and cash equivalents, beginning of year | | 217.1 | | 231.0 | | 243.3 |
| Cash and cash equivalents, end of year | $ | 363.4 | $ | 217.1 | $ | 231.0 |
| **Supplemental cash flow information:** | | | | | |
| Income taxes paid | $ | 170.1 | $ | 108.4 | $ | 0.6 |
| Interest paid | | — | | 0.3 | | — |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

## 1. Business, Basis of Presentation and Significant Accounting Policies

### Business

ING Life Insurance and Annuity Company ("ILIAC") is a stock life insurance company domiciled in the state of Connecticut. ILIAC and its wholly owned subsidiaries (collectively, the "Company") are providers of financial products and services in the United States. ILIAC is authorized to conduct its insurance business in all states and in the District of Columbia.

ILIAC is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is a direct, wholly owned subsidiary of ING U.S., Inc. ING U.S., Inc. is a wholly owned subsidiary of ING Insurance International B.V., which is a wholly owned subsidiary of ING Verzekeringen N.V. ("ING Insurance"), which is a wholly owned subsidiary of ING Insurance Topholding N.V., which is a wholly owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), the ultimate parent company. ING is a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING."

ING has announced the anticipated separation of its global banking and insurance businesses. While all options for effecting this separation remain open, ING has announced that the base case for this separation includes an initial public offering ("IPO") of ING U.S., Inc., which together with its subsidiaries, constitutes ING's U.S.-based retirement, investment management, and insurance operations. ING U.S., Inc. filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission ("SEC") on November 9, 2012, which was amended on January 23, 2013 and March 19, 2013, in connection with the proposed IPO of its common stock.

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, 457 and 501, as well as nonqualified deferred compensation plans and related services. The Company's products are offered primarily to individuals, pension plans, small businesses and employer-sponsored groups in the health care, government and education markets (collectively "not-for-profit" organizations) and corporate markets. The Company's products are generally distributed through pension professionals, independent agents and brokers, third party administrators, banks, dedicated career agents and financial planners.

Products offered by the Company include deferred and immediate (i.e., payout) annuity contracts. Company products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. The Company also offers pension and retirement savings plan administrative services.

The Company has one operating segment.

### Basis of Presentation

The accompanying Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The Consolidated Financial Statements include the accounts of ILIAC and its wholly owned subsidiaries, ING Financial Advisers, LLC ("IFA") and Directed Services LLC ("DSL"). Intercompany transactions and balances between ILIAC and its subsidiaries have been eliminated.

Certain reclassifications have been made to prior year financial information to conform to the current year classifications, including the presentation of changes in fair value of embedded derivatives within annuity products and the presentation of market value adjustment items in order to align with the presentation of the Consolidated Financial Statements of ING U.S., Inc. For the years ended December 31, 2011 and 2010, respectively, reclassifications decreased Fee income by $(1.1) and $(6.3), (decreased) increased Other net realized capital gains (losses) by $(216.1) and $9.3, decreased Other revenue by $(6.0) and $(1.4), and (decreased) increased Interest credited and other benefits to contract owners by $(223.2) and $1.6, in the Statements of Operations. Such reclassifications had no impact on Shareholder's equity or Net income (loss).

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

## *Accounting Changes*

### *Employee Benefit Plans*

As of January 1, 2012, the Company voluntarily changed its method of recognizing actuarial gains and losses related to its pension and post-retirement benefit plans.  Previously, actuarial gains and losses were recognized in Accumulated other comprehensive income and, to the extent outside a corridor, amortized into operating results over the average remaining service period of active plan participants or the average remaining life expectancy of inactive plan participants, as applicable.  The Company has elected to immediately recognize actuarial gains and losses in the Consolidated Statements of Operations in the year in which the gains and losses occur.  The new accounting method is preferable, as it eliminates the delay in recognition of actuarial gains and losses.  These gains and losses are generally only measured annually as of December 31 and, accordingly, will generally be recorded during the fourth quarter.

The Company's change in accounting methodology has been applied retrospectively.  The cumulative effect of this change as of January 1, 2010, is a decrease to Retained earnings, with a corresponding increase to Accumulated other comprehensive income, of $17.4, net of tax.  In addition, the impact of this change on the Company's Net income was an increase (decrease) of $1.0, $(7.2) and $(3.8) for the years ended December 31, 2012, 2011 and 2010, respectively.  The impact of this change as of December 31, 2012 and 2011, respectively, is an additional decrease to Retained earnings, with a corresponding increase to Accumulated other comprehensive income, of $27.4 and $28.4, net of tax.

### *Deferred Policy Acquisition Costs*

In October 2010, the FASB issued ASU 2010-26, "Financial Services - Insurance (ASC Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts" ("ASU 2010-26"), which clarifies what costs relating to the acquisition of new or renewal insurance contracts qualify for deferral.  Costs that should be capitalized include (1) incremental direct costs of successful contract acquisition and (2) certain costs related directly to successful acquisition activities (underwriting, policy issuance and processing, medical and inspection, and sales force contract selling) performed by the insurer for the contract.  Advertising costs should be included in deferred acquisition costs only if the capitalization criteria in the U.S. GAAP direct-response advertising guidance are met.  All other acquisition-related costs should be charged to expense as incurred.

The provisions of ASU 2010-26 were adopted retrospectively by the Company on January 1, 2012.  As a result of implementing ASU 2010-26, the Company recognized a cumulative effect of change in accounting principle of $375.9, net of income taxes of $202.4, as a reduction to January 1, 2010 Retained earnings (deficit).  In addition, the Company recognized a $13.9 increase to Accumulated other comprehensive income ("AOCI").

## *Significant Accounting Policies*

### *Estimates and Assumptions*

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability and/or contain significant accounting estimates:

> Reserves for future policy benefits, valuation and amortization of deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA"), valuation of investments and derivatives, impairments, income taxes and contingencies.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

*Fair Value Measurement*

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk, which is the risk that the Company will not fulfill its obligation. The estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability ("exit price") in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company utilizes a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

*Investments*

The accounting policies for the Company's principal investments are as follows:

*Fixed Maturities and Equity Securities*: The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive income (loss) ("AOCI") and presented net of related changes in DAC, VOBA and deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out ("FIFO") basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Consolidated Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only, principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

*Short-term Investments*: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

*Assets Held in Separate Accounts*: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, cash and fixed maturities.

*Mortgage Loans on Real Estate*: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If a mortgage loan is determined to be impaired

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

(i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan discounted at the loan's original purchase yield or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure.  The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Consolidated Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics, and market trends.  Loan performance is continuously monitored on a loan-specific basis throughout the year.  The Company's review includes submitted appraisals, operating statements, rent revenues, and annual inspection reports, among other items.  This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Mortgages are rated for the purpose of quantifying the level of risk.  Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest.  The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued.  Interest accrual is not resumed until the loan is brought current.

The Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

_Loan - Dutch State Obligation_:  The reported value of the State of The Netherlands (the "Dutch State") loan obligation was based on the outstanding loan balance, plus any unamortized premium. This loan obligation was sold to a related party in November 2012.

_Policy Loans_: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate.  Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

_Limited Partnerships/Corporations_:  The Company uses the equity method of accounting for investments in limited partnership interests that are not consolidated, which consists primarily of private equities and hedge funds.  Generally, the Company records its share of earnings using a lag methodology, relying upon the most recent financial information available, generally not to exceed three months.  The Company's earnings from limited partnership interests accounted for under the equity method are recorded in Net investment income.

_Securities Lending_:  The Company engages in securities lending whereby certain domestic securities from its portfolio are loaned to other institutions for short periods of time.  Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. For portions of the program, the lending agent retains 5% of the collateral deposited by the borrower and transfers the remaining 95% to the Company. For other portions of the program, the lending agent retains the cash collateral. Collateral retained by the agent is invested in liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Other-than-temporary Impairments
The Company periodically evaluates its available-for-sale investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security.  An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, the Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value and a corresponding charge is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations as an other-than-temporary impairment ("OTTI").  If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss) on the Consolidated Balance Sheets.

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received including estimated defaults and prepayments.  The discount rate  is generally the effective interest rate of the fixed maturity prior to impairment.
- When determining collectability and the period over which the value is expected to recover, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.
- Additional considerations are made when assessing the unique features that apply to certain structured securities such as subprime, Alt-A, non-agency RMBS, CMBS and ABS.  These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; and the payment priority within the tranche structure of the security.
- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate.  When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenarios-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates and the overall macroeconomic conditions.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment.  Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

*Derivatives*

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge*: For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses).

- *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses).

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized immediately in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Consolidated Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity. For the majority of the Company's counterparties, there is a termination event should the Company's long-term debt ratings drop below BBB+/Baal.

The Company also has investments in certain fixed maturities and has issued certain annuity products that contain embedded derivatives whose fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Consolidated Balance Sheets and changes in fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

*Cash and Cash Equivalents*

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

*Property and Equipment*

Property and equipment are carried at cost, less accumulated depreciation and included in Other assets on the Consolidated Balance Sheets. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets with the exception of land and artwork, which are not depreciated.

The Company's property and equipment are depreciated using the following estimated useful lives.

| | Estimated Useful Lives |
|---|---|
| Buildings | 40 years |
| Furniture and fixtures | 5 years |
| Leasehold improvements | 10 years, or the life of the lease, whichever is shorter |
| Equipment | 3 years |

*Deferred Policy Acquisition Costs and Value of Business Acquired*

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition, as well as certain costs related directly to successful acquisition activities. Such costs consist principally of certain commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies.

Amortization Methodologies
Generally, the Company amortizes DAC and VOBA related to fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits are updated with actual gross profits and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

The Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances each period. DAC and VOBA are deemed to be recoverable if the estimated gross profits exceed these DAC and VOBA balances and the present value of future deferrable acquisition costs.

Assumptions
Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates.

Several assumptions are considered significant in the estimation of future gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company practice assumes that intermediate-term appreciation in equity markets reverts to the long-term appreciation in equity markets ("reversion to the mean"). The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year lookforward period. The reversion to the mean methodology was implemented prospectively on January 1, 2011.

Prior to January 1, 2011, the Company utilized a static long-term equity return assumption for projecting account balance growth in all future years. This return assumption was reviewed annually or more frequently, if deemed necessary. Actual returns that were higher than long-term expectations produced higher contract owner account balances, which increased future fee expectations resulting in higher expected gross profits. The opposite result occurred when returns were lower than long-term expectations.

Other significant assumptions include estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates. Estimated gross profits of variable annuity contracts are sensitive to these assumptions.

Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Consolidated Statements of Operations.

*Future Policy Benefits and Contract Owner Accounts*

Future Policy Benefits
The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations. The principal assumptions used to establish liabilities for future policy benefits are based upon Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, benefit utilization, inflation and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

> Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality, and expenses are based upon the Company's experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue, and policy duration. Interest rates used to calculate the present value of future benefits ranged from 3.0% to 8.0%.

Although assumptions are "locked-in" upon the issuance of payout contracts with life contingencies, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

Contract Owner Account Balances
Contract owner account balances relate to investment-type contracts.

Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 6.5% for the years 2012, 2011 and 2010. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.

Guarantees
The Company records reserves for product guarantees, which can be either assets or liabilities, for contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is reported at fair value.

Reserves for guaranteed minimum death benefits ("GMDB") on certain variable annuities are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for purposes of amortizing DAC. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. The Company periodically evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

Products with guaranteed credited rates treat the guarantee as an embedded derivative for Stabilizer products and a stand-alone derivative for Managed custody guarantee ("MCG") products. These derivatives are measured at estimated fair value and recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value along with attributed fees collected are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the Stabilizer and MCG contracts is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are projected under multiple capital market scenarios using observable risk-free rates and other best estimate assumptions.

The Stabilizer embedded derivative liabilities and the stand-alone derivative for MCG include a risk margin to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

The Company incorporates nonperformance risk in the calculation of the fair value of these guarantees.

*Separate Accounts*

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;
- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract owner or participant; and
- All investment performance, net of contract fees and assessments, is passed through to the contract owner.

The Company reports separate account assets that meet the above criteria at fair value on the Consolidated Balance Sheets based on the fair value of the underlying investments. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations. The Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

*Long-term Debt*

Short-term and long-term debt are carried at an amount equal to the unpaid principal balance, net of any remaining unamortized discount or premium attributable to issuance. Direct and incremental costs to issue the debt are recorded in Other assets on the Consolidated Balance Sheets and are recognized as a component of Interest expense in the Consolidated Statements of Operations over the life of the debt, using the effective interest method of amortization.

*Repurchase Agreements*

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in Short-term investments, with the offsetting obligation to repay the loan included as an Other liability on the Consolidated Balance Sheets. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions and the related repurchase obligation are included in Securities pledged and Short-term debt, respectively, on the Consolidated Balance Sheets.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is minimal.

*Recognition of Insurance Revenue and Related Benefits*

Premiums related to payouts contracts with life contingencies are recognized in Premiums in the Consolidated Statements of Operations when due from the contract owners. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded in Interest credited and other benefits to contract owners in the Consolidated Statements of Operations when incurred.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Revenues from investment-type and payout contracts without life contingencies, and FIA consist primarily of fees assessed against the contract owner account balance for mortality and policy administration and are reported in Fee income.  In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio which is reported in Net investment income in the Consolidated Statements of Operations.  Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits, in a manner consistent with DAC for these contracts.  Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

*Income Taxes*

The Company uses certain assumptions and estimates in determining the income taxes payable or refundable to/from the Parent for the current year, the deferred income tax liabilities and assets for items recognized differently in its financial statements from amounts shown on its income tax returns and the federal income tax expense.  Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control.  Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets.  These judgments and estimates are reevaluated on a continual basis as regulatory and business factors change.

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences and operating loss and tax credit carryforwards.  The Company evaluates and tests the recoverability of its deferred tax assets.  Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.  Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature and character of the deferred tax assets and liabilities;
- Taxable income in prior carryback years;
- Projected future income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;
- The length of time carryforwards can be utilized;
- Any prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused;
- The nature, frequency and severity of cumulative U.S. GAAP losses in recent years; and
- Any tax rules that would impact the utilization of the deferred tax assets.

In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority.  The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority.  Tax positions that do not meet the more likely than not standard are not recognized.  Tax positions that meet this standard are recognized in the Consolidated Financial Statements.  The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

*Reinsurance*

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses from GMDBs. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk.  The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance which is recorded as a component of the reinsurance asset or liability. Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

The Company has a significant concentration of reinsurance arising from the disposition of its individual life insurance business. In 1998, the Company entered into an indemnity reinsurance agreement with certain subsidiaries of Lincoln National Corporation ("Lincoln"). Effective March 1, 2007, the reinsurance agreements were assigned to a single subsidiary of Lincoln, and that subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction. Of the Reinsurance recoverable on the Consolidated Balance Sheets, $2.1 billion and $2.2 billion as of December 31, 2012 and 2011, respectively, equal the Company's total individual life reserves and are related to the reinsurance recoverable from the subsidiary of Lincoln under this reinsurance agreement. Individual life reserves are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets.

The Company utilizes a reinsurance agreement to manage reserve and capital requirements in connection with a portion of its deferred annuities business. This agreement is accounted for under the deposit method.

Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Consolidated Balance Sheets and are stated net of allowances for uncollectible reinsurance. Amounts currently recoverable under reinsurance agreements are included in Reinsurance recoverable and amounts currently payable are included in Other liabilities. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Balance Sheets if a right of offset exists within the reinsurance agreement.

Premiums, Fee income and Policyholder benefits are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

*Contingencies*

A loss contingency is an existing condition, situation, or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments. Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Consolidated Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome. If determined to meet the criteria for a reserve, the Company also evaluates whether there are external legal or other costs directly associated with the resolution of the matter and accrues such costs if estimable.

***Adoption of New Pronouncements***

*Financial Instruments*

Reconsideration of Effective Control for Repurchase Agreements
In April 2011, the Financial Accounting Standards Board ("FASB") issued ASU 2011-03, "Transfers and Servicing (ASC Topic 860): Reconsideration of Effective Control for Repurchase Agreements" ("ASU 2011-03"), which removes from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms and (2) the collateral maintenance implementation guidance related to that criterion.

The provisions of ASU 2011-03 were adopted by the Company on January 1, 2012. The Company determined that there was no effect on the Company's financial condition, results of operations, or cash flows, as the guidance is consistent with that previously applied by the Company.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring

In April 2011, the FASB issued Accounting Standards Update ("ASU") 2011-02, "Receivables (Accounting Standards Codification™ ("ASC") Topic 310): A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring" ("ASU 2011-02"), which clarifies the guidance on a creditor's evaluation of whether it has granted a concession and whether the debtor is experiencing financial difficulties, as follows:

- If a debtor does not have access to funds at a market rate for similar debt, the restructuring would be considered to be at a below-market rate;
- An increase in the contractual interest rate does not preclude the restructuring from being considered a concession, as the new rate could still be below the market interest rate;
- A restructuring that results in a delay in payment that is insignificant is not a concession;
- A creditor should evaluate whether it is probable that the debtor would be in payment default on any of its debt without the modification to determine if the debtor is experiencing financial difficulties; and
- A creditor is precluded from using the effective interest rate test.

Also, ASU 2011-02 requires disclosure of certain information about troubled debt restructuring, which was previously deferred by ASU 2011-01, "Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20" ("ASU 2011-01").

The provisions of ASU 2011-02 were adopted by the Company on July 1, 2011, and applied retrospectively to January 1, 2011. The Company determined, however, that there was no effect on the Company's financial position, results of operations or cash flows upon adoption, as there were no troubled debt restructurings between January 1, 2011 and July 1, 2011. The disclosures required by ASU 2011-02 are included in the Investments note to these Consolidated Financial Statements.

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses

In July 2010, the FASB issued ASU 2010-20, "Receivables (ASC Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" ("ASU 2010-20"), which requires certain existing disclosures to be disaggregated by class of financing receivable, including the rollforward of the allowance for credit losses, with the ending balance further disaggregated on the basis of impairment method. For each disaggregated ending balance, an entity also is required to disclose the related recorded investment in financing receivables, the nonaccrual status of financing receivables and impaired financing receivables.

ASU 2010-20 also requires new disclosures by class of financing receivable, including credit quality indicators, aging of past due amounts, the nature and extent of troubled debt restructurings and related defaults and significant purchases and sales of financing receivables disaggregated by portfolio segment.

In January 2011, the FASB issued ASU 2011-01, which temporarily delayed the effective date of the disclosures about troubled debt restructurings in ASU 2010-20.

The provisions of ASU 2010-20 were adopted by the Company on December 31, 2010, and are included in the Investments note to these Consolidated Financial Statements, as well as the "Reinsurance" section above, except for the disclosures about troubled debt restructurings included in ASU 2011-02, that were adopted by the Company on July 1, 2011, (see above). The disclosures that include information for activity that occurs during a reporting period were adopted by the Company on January 1, 2011, and are included in the Investments note to these Consolidated Financial Statements. As this pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Scope Exception Related to Embedded Credit Derivatives

In March 2010, the FASB issued ASU 2010-11, "Derivatives and Hedging (ASC Topic 815): Scope Exception Related to Embedded Credit Derivatives" ("ASU 2010-11"), which clarifies that the only type of embedded credit derivatives that are exempt from bifurcation requirements are those that relate to the subordination of one financial instrument to another.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

The provisions of ASU 2010-11 were adopted by the Company on July 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company.

*Consolidation and Business Combinations*

Consolidation Analysis of Investments Held through Separate Accounts
In April 2010, the FASB issued ASU 2010-15, "Financial Services-Insurance (ASC Topic 944): How Investments Held through Separate Accounts Affect an Insurer's Consolidation Analysis of Those Investments" ("ASU 2010-15"), which clarifies that an insurance entity generally should not consider any separate account interests in an investment held for the benefit of policy holders to be the insurer's interests, and should not combine those separate account interests with its general account interest in the same investment when assessing the investment for consolidation.

The provisions of ASU 2010-15 were adopted by the Company on January 1, 2011; however, the Company determined that there was no effect on its financial condition, results of operations or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company.

Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities
In December 2009, the FASB issued ASU 2009-17, "Consolidations (ASC Topic 810): Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities" ("ASU 2009-17"), which amends the consolidation guidance for VIEs, as follows:

- Eliminates the quantitative-based assessment for consolidation of VIEs and, instead, requires a qualitative assessment of whether an entity has the power to direct the VIEs activities and whether the entity has the obligation to absorb losses or the right to receive benefits that could be significant to the VIE;
- Requires an ongoing reassessment of whether an entity is the primary beneficiary of a VIE; and
- Requires enhanced disclosures, including (i) presentation on the balance sheet of assets and liabilities of consolidated VIEs that meet the separate presentation criteria and disclosure of assets and liabilities recognized on the balance sheet and (ii) the maximum exposure to loss for those VIEs in which a reporting entity is determined to not be the primary beneficiary but in which it has a variable interest.

In addition, in February 2010, the FASB issued ASU 2010-10, "Consolidations (ASC Topic 810): Amendments for Certain Investment Funds" ("ASU 2010-10"), which defers to ASU 2009-17 for a reporting entity's interests in certain investment funds that have attributes of investment companies, for which the reporting entity does not have an obligation to fund losses and that are not structured as securitization entities. The Company has determined that all of its managed funds, with the exception of certain CLOs, qualify for the deferral.

The provisions of ASU 2009-17 and ASU 2010-10 were adopted, prospectively, by the Company on January 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the consolidation conclusions were consistent with those under previous U.S. GAAP. The disclosure provisions required by ASU 2009-17 are presented in the Financial Instruments note to these Financial Statements.

*Fair Value*

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS").
In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (ASC Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS" ("ASU 2011-04"), which includes the following amendments:

- The concepts of highest and best use and valuation premise are relevant only when measuring the fair value of nonfinancial assets;
- The requirements for measuring the fair value of equity instruments are consistent with those for measuring liabilities;
- An entity is permitted to measure the fair value of financial instruments managed within a portfolio at the price that would be received to sell or transfer a net position for a particular risk; and

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

- The application of premiums and discounts in a fair value measurement is related to the unit of account for the asset or liability.

ASU 2011-04 also requires additional disclosures, including use of a nonfinancial asset in a way that differs from its highest and best use, categorization by level for items in which fair value is required to be disclosed and further information regarding Level 3 fair value measurements.

The provisions of ASU 2011-04 were adopted, prospectively, by the Company on January 1, 2012. The adoption had no effect on the Company's financial condition, results of operations or cash flows as the pronouncement only pertains to additional disclosure. The disclosures required by ASU 2011-04 are included in the Fair Value Measurements note to these Consolidated Financial Statements.

Improving Disclosures about Fair Value Measurements
In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosure (ASC Topic 820): Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

- Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;
- Purchases, sales, issuances and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
- Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and
- Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 were adopted by the Company on January 1, 2010, except for the disclosures related to the Level 3 reconciliation that were adopted by the Company on January 1, 2011.  The adoption had no effect on the Company's financial condition, results of operations, or cash flows as the pronouncement only pertains to additional disclosure.  The disclosures required by ASU 2010-06 are included in the Fair Value Measurements note to these Consolidated Financial Statements.

*Other Pronouncements*

Presentation of Comprehensive Income
In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (ASC Topic 220):  Presentation of Comprehensive Income" ("ASU 2011-05"), which states that an entity has the option to present total comprehensive income and the components of net income and other comprehensive income either in a single, continuous statement of comprehensive income or in two separate, consecutive statements.

In December 2011, the FASB issued ASU 2011-12, which defers the ASU 2011-05 requirements to present, on the face of the financial statements, the effects of reclassification out of AOCI on the components of net income and other comprehensive income. The Company early adopted provisions of ASU 2011-05 and ASU 2010-12 on December 31, 2011, and applied the provisions retrospectively.  The Consolidated Statement of Comprehensive Income, with corresponding revisions to the Consolidated Statements of Changes in Shareholder's Equity, is included in the Consolidated Financial Statements.  In addition, the required disclosures are included in the Accumulated Other Comprehensive Income (Loss) note to these Consolidated Financial Statements.

***Future Adoption of Accounting Pronouncements***

Disclosures about Offsetting Assets and Liabilities
In December 2011, the FASB issued ASU 2011-11, "Balance Sheet (ASC Topic 210): Disclosures about Offsetting Assets and Liabilities" ("ASU 2011-11"), which requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position, as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements.

In January 2013, the FASB issued ASU 2013-01, "Balance Sheet (Topic 210):  Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" ("ASU 2013-01"), which clarifies that the scope of ASU 2011-11 applies to derivatives accounted for in

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

accordance with ASU Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement.

The provisions of ASU 2013-01 and ASU 2011-11 are effective retrospectively for annual reporting periods beginning on or after January 1, 2013 and periods within those annual reporting periods. The Company will adopt the provisions of these ASUs in the first quarter of 2013 which will include additional disclosure of the gross and net information instruments deemed in scope, including any related collateral received or posted.

Disclosures about Amounts Reclassified out of AOCI
In January 2013, the FASB issued ASU 2013-02, "Comprehensive Income (ASC Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" ("ASU 2013-02"), which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts.

The provisions of ASU 2013-02 are effective prospectively for reporting periods beginning after December 15, 2012. The Company will adopt the provisions of ASU 2013-02 in the first quarter of 2013 to provide additional information about amounts reclassified out of accumulated other comprehensive income by component.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

## 2.      Investments

*Fixed Maturities and Equity Securities*

Available-for-sale and fair value option ("FVO") fixed maturities and equity securities were as follows as of December 31, 2012:

| | Amortized Cost | Gross Unrealized Capital Gains | Gross Unrealized Capital Losses | Embedded Derivatives[2] | Fair Value | OTTI[3] |
|---|---|---|---|---|---|---|
| Fixed maturities: | | | | | | |
| U.S. Treasuries | $ 1,011.5 | $ 135.6 | $ 0.5 | $ — | $ 1,146.6 | $ — |
| U.S. government agencies and authorities | 379.4 | 17.6 | — | — | 397.0 | — |
| State, municipalities and political subdivisions | 77.2 | 15.9 | — | — | 93.1 | — |
| U.S. corporate securities | 9,438.0 | 1,147.4 | 11.1 | — | 10,574.3 | 2.0 |
| Foreign securities[1]: | | | | | | |
| Government | 439.7 | 57.4 | 1.1 | — | 496.0 | — |
| Other | 4,570.0 | 501.3 | 15.3 | — | 5,056.0 | — |
| Total foreign securities | 5,009.7 | 558.7 | 16.4 | — | 5,552.0 | — |
| Residential mortgage-backed securities: | | | | | | |
| Agency | 1,679.5 | 181.5 | 3.4 | 33.7 | 1,891.3 | 0.6 |
| Non-Agency | 390.9 | 70.0 | 14.7 | 20.0 | 466.2 | 17.4 |
| Total Residential mortgage-backed securities | 2,070.4 | 251.5 | 18.1 | 53.7 | 2,357.5 | 18.0 |
| Commercial mortgage-backed securities | 748.7 | 90.6 | 0.2 | — | 839.1 | 4.4 |
| Other asset-backed securities | 475.7 | 26.6 | 6.7 | — | 495.6 | 3.1 |
| Total fixed maturities, including securities pledged | 19,210.6 | 2,243.9 | 53.0 | 53.7 | 21,455.2 | 27.5 |
| Less: Securities pledged | 207.2 | 13.0 | 0.5 | — | 219.7 | — |
| Total fixed maturities | 19,003.4 | 2,230.9 | 52.5 | 53.7 | 21,235.5 | 27.5 |
| Equity securities | 129.3 | 13.6 | 0.1 | — | 142.8 | — |
| Total fixed maturities and equity securities investments | $ 19,132.7 | $ 2,244.5 | $ 52.6 | $ 53.7 | $ 21,378.3 | $ 27.5 |

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) on the Consolidated Statements of Operations.
[3] Represents other-than-temporary impairments ("OTTI") reported as a component of Other comprehensive income.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2011:

| | Amortized Cost | Gross Unrealized Capital Gains | Gross Unrealized Capital Losses | Embedded Derivatives[2] | Fair Value | OTTI[3] |
|---|---|---|---|---|---|---|
| Fixed maturities: | | | | | | |
| U.S. Treasuries | $ 1,096.6 | $ 135.0 | $ — | $ — | $ 1,231.6 | $ — |
| U.S. government agencies and authorities | 379.7 | 31.0 | — | — | 410.7 | — |
| State, municipalities and political subdivisions | 95.1 | 10.9 | — | — | 106.0 | — |
| U.S. corporate securities | 8,166.9 | 770.8 | 31.1 | — | 8,906.6 | — |
| Foreign securities[1]: | | | | | | |
| Government | 308.5 | 39.8 | 3.1 | — | 345.2 | — |
| Other | 4,352.5 | 328.8 | 38.4 | — | 4,642.9 | — |
| Total foreign securities | 4,661.0 | 368.6 | 41.5 | — | 4,988.1 | — |
| Residential mortgage-backed securities: | | | | | | |
| Agency | 1,442.0 | 218.7 | 3.4 | 39.4 | 1,696.7 | 0.7 |
| Non-Agency | 513.4 | 66.7 | 49.5 | 19.8 | 550.4 | 28.8 |
| Total Residential mortgage-backed securities | 1,955.4 | 285.4 | 52.9 | 59.2 | 2,247.1 | 29.5 |
| Commercial mortgage-backed securities | 866.1 | 51.0 | 5.8 | — | 911.3 | 4.4 |
| Other asset-backed securities | 441.5 | 19.4 | 22.1 | — | 438.8 | 4.2 |
| Total fixed maturities, including securities pledged | 17,662.3 | 1,672.1 | 153.4 | 59.2 | 19,240.2 | 38.1 |
| Less: Securities pledged | 572.5 | 22.4 | 1.2 | — | 593.7 | — |
| Total fixed maturities | 17,089.8 | 1,649.7 | 152.2 | 59.2 | 18,646.5 | 38.1 |
| Equity securities | 131.8 | 13.1 | — | — | 144.9 | — |
| Total fixed maturities and equity securities investments | $ 17,221.6 | $ 1,662.8 | $ 152.2 | $ 59.2 | $ 18,791.4 | $ 38.1 |

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) on the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2012, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid. Mortgage-backed securities ("MBS") and Other asset-backed securities ("ABS") are shown separately because they are not due at a single maturity date.

| | Amortized Cost | Fair Value |
|---|---|---|
| Due to mature: | | |
| One year or less | $ 853.5 | $ 880.9 |
| After one year through five years | 3,953.8 | 4,249.9 |
| After five years through ten years | 5,700.3 | 6,339.8 |
| After ten years | 5,408.2 | 6,292.4 |
| Mortgage-backed securities | 2,819.1 | 3,196.6 |
| Other asset-backed securities | 475.7 | 495.6 |
| Fixed maturities, including securities pledged | $ 19,210.6 | $ 21,455.2 |

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

As of December 31, 2012, the Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies with a carrying value in excess of 10% of the Company's consolidated Shareholder's equity. As of December 31, 2011, the Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies and the Dutch State loan obligation, with a carrying value in excess of 10% of the Company's consolidated Shareholder's equity.

The following tables set forth the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of December 31, 2012 and 2011:

| | Amortized Cost | Gross Unrealized Capital Gains | Gross Unrealized Capital Losses | Fair Value |
|---|---|---|---|---|
| **2012** | | | | |
| Communications | $ 1,154.1 | $ 161.4 | $ 0.9 | $ 1,314.6 |
| Financial | 1,859.3 | 240.1 | 10.9 | 2,088.5 |
| Industrial and other companies | 7,883.1 | 850.9 | 6.9 | 8,727.1 |
| Utilities | 2,715.4 | 349.8 | 7.3 | 3,057.9 |
| Transportation | 396.1 | 46.5 | 0.4 | 442.2 |
| Total | $ 14,008.0 | $ 1,648.7 | $ 26.4 | $ 15,630.3 |
| | | | | |
| **2011** | | | | |
| Communications | $ 1,108.8 | $ 116.3 | $ 2.0 | $ 1,223.1 |
| Financial | 1,948.9 | 133.2 | 39.6 | 2,042.5 |
| Industrial and other companies | 6,577.6 | 559.0 | 20.7 | 7,115.9 |
| Utilities | 2,527.2 | 259.2 | 6.4 | 2,780.0 |
| Transportation | 356.9 | 31.9 | 0.8 | 388.0 |
| Total | $ 12,519.4 | $ 1,099.6 | $ 69.5 | $ 13,549.5 |

The Company invests in various categories of collateralized mortgage obligations ("CMOs"), including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31,

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

2012 and 2011, approximately 41.8% and 41.1%, respectively, of the Company's CMO holdings, such as interest-only or principal-only strips, were invested in those types of CMOs which are subject to more prepayment and extension risk than traditional CMOs.

*Repurchase Agreements*

As described in the Business, Basis of Presentation and Significant Accounting Policy note, the Company engages in dollar repurchase agreements with mortgage-backed securities ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements. As of December 31, 2012 and 2011, the Company did not have any securities pledged in dollar rolls and repurchase agreement transactions.

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. As of December 31, 2012 and 2011, the Company did not have any securities pledged under reverse repurchase agreements.

*Securities Lending*

As described in the Business, Basis of Presentation and Significant Accounting Policy note, the Company engages in securities lending whereby certain domestic securities from its portfolio are loaned to other institutions for short periods of time. As of December 31, 2012 and 2011, the fair value of loaned securities was $180.2 and $515.8, respectively and is included in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2012 and 2011, collateral retained by the lending agent and invested in liquid assets on the Company's behalf was $186.1 and $524.8, respectively, and is recorded in Short-term investments under securities loan agreement, including collateral delivered. As of December 31, 2012 and 2011, liabilities to return collateral of $186.1 and $524.8, respectively, are included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets.

*Variable Interest Entities ("VIEs")*

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company provided no non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of the equity tranches of the collateralized loan obligations ("CLOs") of $1.3 and $0.9 as of December 31, 2012 and 2011, respectively, is included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income in the Consolidated Statements of Operations.

On June 4, 2012, the Company entered into an agreement to sell certain general account private equity limited partnership investment interest holdings with a carrying value of $331.9 as of March 31, 2012 to a group of private equity funds that are managed by Pomona Management LLC, an affiliate of the Company. The transaction resulted in a net pretax loss of $38.7 in the second quarter of 2012 reported in Net investment income on the Consolidated Statements of Operations. The transaction closed in two tranches with the first tranche closed on June 29, 2012 and the second tranche closed on October 29, 2012. Consideration received included $23.0 of promissory notes due in two equal installments at December 31, 2013 and 2014. In connection with these promissory notes, ING U.S., Inc. unconditionally guarantees payment of the notes in the event of any default of payments due. No additional loss was incurred on the second tranche since the fair value of the alternative investments was reduced to the agreed-upon sales price as of June 30, 2012.

*Securitizations*

The Company invests in various tranches of securitization entities, including Residential Mortgage-backed Securities ("RMBS"), Commercial Mortgage-backed Securities ("CMBS") and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs under ASC 810-10-25 as amended by ASU 2009-17. The Company's involvement with these entities is limited

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer, or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company through its investments or other arrangements does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and does not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in the Business, Basis of Presentation and Significant Accounting Policies note to these Consolidated Financial Statements.

*Unrealized Capital Losses*

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2012 and 2011:

| | Six Months or Less Below Amortized Cost | | More Than Six Months and Twelve Months or Less Below Amortized Cost | | More Than Twelve Months Below Amortized Cost | | Total | |
|---|---|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Capital Losses | Fair Value | Unrealized Capital Losses | Fair Value | Unrealized Capital Losses | Fair Value | Unrealized Capital Losses |
| **2012** | | | | | | | | |
| U.S. Treasuries | $ 300.0 | $ 0.5 | $ — | $ — | $ — | $ — | $ 300.0 | $ 0.5 |
| U.S. corporate, state and municipalities | 479.8 | 6.8 | 22.5 | 0.9 | 49.4 | 3.4 | 551.7 | 11.1 |
| Foreign | 166.8 | 4.7 | 7.8 | 0.5 | 87.7 | 11.2 | 262.3 | 16.4 |
| Residential mortgage-backed | 68.7 | 1.6 | 7.2 | 0.3 | 132.4 | 16.2 | 208.3 | 18.1 |
| Commercial mortgage-backed | 7.5 | 0.1 | 1.6 | — | 2.5 | 0.1 | 11.6 | 0.2 |
| Other asset-backed | 15.6 | — | — | — | 34.2 | 6.7 | 49.8 | 6.7 |
| Total | $1,038.4 | $ 13.7 | $ 39.1 | $ 1.7 | $ 306.2 | $ 37.6 | $ 1,383.7 | $ 53.0 |
| **2011** | | | | | | | | |
| U.S. Treasuries | $ — | $ — | $ — | $ — | $ — | $ — | $ — | $ — |
| U.S. corporate, state and municipalities | 595.1 | 22.8 | 46.5 | 3.0 | 52.9 | 5.3 | 694.5 | 31.1 |
| Foreign | 435.3 | 19.1 | 49.9 | 4.6 | 169.5 | 17.8 | 654.7 | 41.5 |
| Residential mortgage-backed | 49.4 | 1.6 | 97.0 | 5.2 | 175.4 | 46.1 | 321.8 | 52.9 |
| Commercial mortgage-backed | 28.3 | 1.8 | 69.0 | 2.5 | 8.9 | 1.5 | 106.2 | 5.8 |
| Other asset-backed | 32.6 | 0.2 | 4.9 | 1.3 | 44.1 | 20.6 | 81.6 | 22.1 |
| Total | $1,140.7 | $ 45.5 | $ 267.3 | $ 16.6 | $ 450.8 | $ 91.3 | $ 1,858.8 | $ 153.4 |

Of the unrealized capital losses aged more than twelve months, the average fair value of the related fixed maturities was 89.1% and 83.2% of the average book value as of December 31, 2012 and 2011, respectively.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, for instances in which fair value declined below amortized cost by greater than or less than 20% were as follows as of December 31, 2012 and 2011:

| | Amortized Cost | | Unrealized Capital Losses | | Number of Securities | |
|---|---|---|---|---|---|---|
| | < 20% | > 20% | < 20% | > 20% | < 20% | > 20% |
| **2012** | | | | | | |
| Six months or less below amortized cost | $ 1,110.8 | $ 15.2 | $ 19.3 | $ 3.9 | 141 | 10 |
| More than six months and twelve months or less below amortized cost | 49.5 | 1.5 | 2.6 | 0.4 | 31 | 2 |
| More than twelve months below amortized cost | 198.1 | 61.6 | 6.2 | 20.6 | 99 | 28 |
| Total | $ 1,358.4 | $ 78.3 | $ 28.1 | $ 24.9 | 271 | 40 |
| | | | | | | |
| **2011** | | | | | | |
| Six months or less below amortized cost | $ 1,197.2 | $ 60.1 | $ 46.9 | $ 16.9 | 256 | 31 |
| More than six months and twelve months or less below amortized cost | 270.3 | 25.1 | 13.9 | 9.1 | 52 | 9 |
| More than twelve months below amortized cost | 355.6 | 103.9 | 26.7 | 39.9 | 129 | 37 |
| Total | $ 1,823.1 | $ 189.1 | $ 87.5 | $ 65.9 | 437 | 77 |

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of December 31, 2012 and 2011:

| | Amortized Cost | | Unrealized Capital Losses | | Number of Securities | |
|---|---|---|---|---|---|---|
| | < 20% | > 20% | < 20% | > 20% | < 20% | > 20% |
| **2012** | | | | | | |
| U.S. Treasuries | $ 300.5 | $ — | $ 0.5 | $ — | 2 | — |
| U.S. corporate, state and municipalities | 558.1 | 4.7 | 9.1 | 2.0 | 82 | 2 |
| Foreign | 242.7 | 36.0 | 5.7 | 10.7 | 38 | 8 |
| Residential mortgage-backed | 201.2 | 25.2 | 10.2 | 7.9 | 124 | 24 |
| Commercial mortgage-backed | 11.8 | — | 0.2 | — | 8 | — |
| Other asset-backed | 44.1 | 12.4 | 2.4 | 4.3 | 17 | 6 |
| Total | $ 1,358.4 | $ 78.3 | $ 28.1 | $ 24.9 | 271 | 40 |
| | | | | | | |
| **2011** | | | | | | |
| U.S. Treasuries | $ — | $ — | $ — | $ — | — | — |
| U.S. corporate, state and municipalities | 717.7 | 7.9 | 28.8 | 2.3 | 119 | 3 |
| Foreign | 670.5 | 25.7 | 31.9 | 9.6 | 122 | 7 |
| Residential mortgage-backed | 276.5 | 98.2 | 19.0 | 33.9 | 119 | 47 |
| Commercial mortgage-backed | 110.1 | 1.9 | 5.4 | 0.4 | 16 | 1 |
| Other asset-backed | 48.3 | 55.4 | 2.4 | 19.7 | 61 | 19 |
| Total | $ 1,823.1 | $ 189.1 | $ 87.5 | $ 65.9 | 437 | 77 |

All investments with fair values less than amortized cost are included in the Company's other-than-temporary impairments analysis and impairments were recognized as disclosed in the "Evaluating Securities for Other-Than-Temporary Impairments" section below. The Company evaluates non-agency RMBS and ABS for other-than-temporary impairments each quarter based on actual and projected cash flows after considering the quality and updated loan-to-value ratios of underlying collateral, forecasted loss severity, the payment priority within the tranche structure of the security and amount of any credit enhancements. The Company's assessment of current levels of cash flows compared to estimated cash flows at the time the securities were acquired indicates the amount and the pace of projected cash flows from the underlying collateral has generally been lower and slower, respectively. However, since cash flows are typically projected at a trust level, the impairment review incorporates the security's position within the trust structure as well as credit enhancement remaining in the trust to determine whether an impairment is warranted. Therefore,

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

while lower and slower cash flows will impact the trust, the effect on a particular security within the trust will be dependent upon the trust structure. Where the assessment continues to project full recovery of principal and interest on schedule, the Company has not recorded an impairment. Unrealized losses on below investment grade securities are principally related to RMBS (primarily Alt-A RMBS) and ABS (primarily subprime RMBS) largely due to economic and market uncertainties including concerns over unemployment levels, lower interest rate environment on floating rate securities requiring higher risk premiums since purchase and valuations of residential real estate supporting non-agency RMBS. Based on this analysis, the Company determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired and therefore no further other-than-temporary impairment was necessary.

*Fixed Maturity Securities Credit Quality - Ratings*

The Securities Valuation Office ("SVO") of the National Association of Insurance Commissioners ("NAIC") evaluates the fixed maturity securities investments of insurers for regulatory reporting and capital assessment purposes and assigns securities to one of six credit quality categories called "NAIC designations." An internally developed rating is used if no rating is available as permitted by the NAIC. These designations are generally similar to the credit quality designations of the NAIC acceptable rating organization ("ARO") for marketable fixed maturities, called "rating agency designations," except for certain structured securities as described below. NAIC designations of "1," highest quality and "2," high quality, include fixed maturity securities generally considered investment grade. NAIC designations "3" through "6" include fixed maturity securities generally considered below investment grade.

The NAIC designations for structured securities, including subprime and Alt-A RMBS, are based upon a comparison of the bond's amortized cost to the NAIC's loss expectation for each security. Securities where modeling results in no expected loss in all scenarios are considered to have the highest designation of NAIC 1. A large percentage of the Company's RMBS securities carry a NAIC 1 designation while the ARO rating indicates below investment grade. This is primarily due to the credit and intent impairments recorded by the Company which reduced the amortized cost on these securities to a level resulting in no expected loss in all scenarios, which corresponds to a NAIC 1 designation. The revised methodology reduces regulatory reliance on rating agencies and allows for greater regulatory input into the assumptions used to estimate expected losses from such structured securities. In the tables below, the Company presents the rating of structured securities based on ratings from the NAIC rating methodologies described above (which may not correspond to rating agency designations). All NAIC designations (e.g., NAIC 1-6) are based on the revised NAIC methodologies.

As a result of time lags between the funding of investments, the finalization of legal documents and the completion of the SVO filing process, the fixed maturity portfolio generally includes securities that have not yet been rated by the SVO as of each balance sheet date, such as private placements. Pending receipt of SVO ratings, the categorization of these securities by NAIC designation is based on the expected ratings indicated by internal analysis.

Information about certain of the Company's fixed maturity securities holdings, by NAIC designations is set forth in the following tables. Corresponding rating agency designation does not directly translate into NAIC designation, but represents the Company's best estimate of comparable ratings from rating agencies, including Moody's Investors Service ("Moody's"), Standard & Poor's ("S&P") and Fitch Ratings Ltd. ("Fitch"). If no rating is available from a rating agency, then an internally developed rating is used.

The fixed maturities in the Company's portfolio are generally rated by external rating agencies and, if not externally rated, are rated by the Company on a basis similar to that used by the rating agencies. Ratings are derived from three ARO ratings and are applied as follows based on the number of agency ratings received:

- when three ratings are received then the middle rating is applied;
- when two ratings are received then the lower rating is applied;
- when a single rating is received, the ARO rating is applied; and
- when ratings are unavailable then an internal rating is applied.

*Subprime and Alt-A Mortgage Exposure*

The Company does not originate or purchase subprime or Alt-A whole-loan mortgages. Subprime lending is the origination of loans to customers with weaker credit profiles. The Company defines Alt-A Loans to include the following: residential mortgage

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

loans to customers who have strong credit profiles but lack some elements, such as documentation to substantiate income; residential mortgage loans to borrowers that would otherwise be classified as prime but whose loan structure provides repayment options to the borrower that increase the risk of default; and any securities backed by residential mortgage collateral not clearly identifiable as prime or subprime.

The Company's exposure to subprime mortgage backed securities is primarily in the form of ABS structures collateralized by subprime residential mortgages and the majority of these holdings are included in Other ABS in the "Fixed Maturities and Equity Securities" section above. As of December 31, 2012, the fair value and gross unrealized losses related to the Company's exposure to subprime mortgage backed securities was $61.2 and $6.2, respectively, representing 0.3% of total fixed maturities, including securities pledged, based on fair value. As of December 31, 2011, the fair value and gross unrealized losses related to the Company's exposure to subprime mortgage backed securities were $59.1 and $21.7, respectively, representing 0.3% of total fixed maturities, including securities pledged, based on fair value.

The following tables summarize the Company's exposure to subprime mortgage-backed securities by credit quality using NAIC designations, ARO ratings and vintage year as of December 31, 2012 and 2011:

| | **% of Total Subprime Mortgage-backed Securities** | | | | | |
|---|---|---|---|---|---|---|
| | **NAIC Designation** | | **ARO Ratings** | | **Vintage** | |
| **2012** | | | | | | |
| | 1 | 67.8 % | AAA | 3.2 % | 2007 | 8.0 % |
| | 2 | 3.2 % | AA | — | 2006 | 6.0 % |
| | 3 | 19.6 % | A | 16.2 % | 2005 and prior | 86.0 % |
| | 4 | 8.7 % | BBB | 21.5 % | | 100.0 % |
| | 5 | 0.5 % | BB and below | 59.1 % | | |
| | 6 | 0.2 % | | 100.0 % | | |
| | | 100.0 % | | | | |
| **2011** | | | | | | |
| | 1 | 75.8 % | AAA | 7.5 % | 2007 | 9.1 % |
| | 2 | 5.3 % | AA | — | 2006 | 4.5 % |
| | 3 | 9.3 % | A | 13.0 % | 2005 and prior | 86.4 % |
| | 4 | 9.4 % | BBB | 33.7 % | | 100.0 % |
| | 5 | — | BB and below | 45.8 % | | |
| | 6 | 0.2 % | | 100.0 % | | |
| | | 100.0 % | | | | |

The Company's exposure to Alt-A mortgages is included in Residential mortgage-backed securities in the "Fixed Maturities and Equity Securities" section above. As of December 31, 2012, the fair value and gross unrealized losses related to the Company's exposure to Alt-A RMBS aggregated to $106.0 and $9.5, respectively, representing 0.5% of total fixed maturities, including securities pledged, based on fair value. As of December 31, 2011, the fair value and gross unrealized losses related to the Company's exposure to Alt-A RMBS aggregated to $111.4 and $19.6, respectively, representing 0.6% of total fixed maturities, including securities pledged, based on fair value.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following tables summarize the Company's exposure to Alt-A residential mortgage-backed securities by credit quality using NAIC designations, ARO ratings and vintage year as of December 31, 2012 and 2011:

| | **% of Total Alt-A Mortgage-backed Securities** | | | | |
|---|---|---|---|---|---|
| | **NAIC Designation** | | **ARO Ratings** | | **Vintage** |
| **2012** | | | | | |
| 1 | 33.4 % | AAA | 0.2 % | 2007 | 13.8 % |
| 2 | 12.4 % | AA | 1.4 % | 2006 | 29.3 % |
| 3 | 21.0 % | A | 3.4 % | 2005 and prior | 56.9 % |
| 4 | 30.3 % | BBB | 5.6 % | | 100.0 % |
| 5 | 2.3 % | BB and below | 89.4 % | | |
| 6 | 0.6 % | | 100.0 % | | |
| | 100.0 % | | | | |
| **2011** | | | | | |
| 1 | 39.9 % | AAA | 0.3 % | 2007 | 12.0 % |
| 2 | 14.9 % | AA | 3.1 % | 2006 | 28.3 % |
| 3 | 14.7 % | A | 13.1 % | 2005 and prior | 59.7 % |
| 4 | 21.1 % | BBB | 4.6 % | | 100.0 % |
| 5 | 4.7 % | BB and below | 78.9 % | | |
| 6 | 4.7 % | | 100.0 % | | |
| | 100.0 % | | | | |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Commercial Mortgage-backed and Other Asset-backed Securities*

As of December 31, 2012 and 2011, the fair value of the Company's CMBS totaled $839.1 and $911.3, respectively and Other ABS, excluding subprime exposure, totaled $435.6 and $381.0, respectively. As of December 31, 2012 and 2011, the gross unrealized losses related to CMBS totaled $0.2 and $5.8, respectively and gross unrealized losses related to Other ABS, excluding subprime exposure, totaled $0.6 and $0.7, respectively. CMBS investments represent pools of commercial mortgages that are broadly diversified across property types and geographical areas.

The following tables summarize the Company's exposure to CMBS holdings by credit quality using NAIC designations, ARO ratings and vintage year as of December 31, 2012 and 2011:

| | % of Total CMBS | | | | |
|---|---|---|---|---|---|
| | **NAIC Designation** | | **ARO Ratings** | | **Vintage** |
| **2012** | | | | | |
| 1 | 99.9 % | AAA | 54.1 % | 2007 | 28.7 % |
| 2 | — | AA | 17.1 % | 2006 | 20.4 % |
| 3 | 0.1 % | A | 8.4 % | 2005 and prior | 50.9 % |
| 4 | — | BBB | 5.3 % | | 100.0 % |
| 5 | — | BB and below | 15.1 % | | |
| 6 | — | | 100.0 % | | |
| | 100.0 % | | | | |
| **2011** | | | | | |
| 1 | 97.4 % | AAA | 63.7 % | 2007 | 23.4 % |
| 2 | 0.9 % | AA | 1.4 % | 2006 | 18.2 % |
| 3 | 0.7 % | A | 21.1 % | 2005 and prior | 58.4 % |
| 4 | 1.0 % | BBB | 4.0 % | | 100.0 % |
| 5 | — | BB and below | 9.8 % | | |
| 6 | — | | 100.0 % | | |
| | 100.0 % | | | | |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

As of December 31, 2012, Other ABS was also broadly diversified both by type and issuer with credit card receivables, nonconsolidated collateralized loan obligations and automobile receivables, comprising 47.0%, 5.6% and 26.9%, respectively, of total Other ABS, excluding subprime exposure. As of December 31, 2011, Other ABS was also broadly diversified both by type and issuer with credit card receivables, nonconsolidated collateralized loan obligations and automobile receivables, comprising 49.3%, 5.5% and 17.2%, respectively, of total Other ABS, excluding subprime exposure.

The following tables summarize the Company's exposure to Other ABS holdings, excluding subprime exposure, by credit quality using NAIC designations, ARO ratings and vintage year as of December 31, 2012 and 2011:

| | **% of Total Other ABS** | | | | |
|---|---|---|---|---|---|
| | **NAIC Designation** | | **ARO Ratings** | | **Vintage** |
| **2012** | | | | | |
| 1 | 98.3 % | AAA | 88.4 % | 2012 | 21.4 % |
| 2 | 1.6 % | AA | 1.9 % | 2011 | 12.2 % |
| 3 | 0.1 % | A | 8.0 % | 2010 | 5.7 % |
| 4 | — | BBB | 1.6 % | 2009 | 0.3 % |
| 5 | — | BB and below | 0.1 % | 2008 | 9.5 % |
| 6 | — | | 100.0 % | 2007 | 22.9 % |
| | 100.0 % | | | 2006 | 6.1 % |
| | | | | 2005 and prior | 21.9 % |
| | | | | | 100.0 % |
| **2011** | | | | | |
| 1 | 95.0 % | AAA | 82.7 % | 2011 | 14.3 % |
| 2 | 4.7 % | AA | 1.2 % | 2010 | 7.3 % |
| 3 | — | A | 8.4 % | 2009 | 0.4 % |
| 4 | 0.3 % | BBB | 7.4 % | 2008 | 11.7 % |
| 5 | — | BB and below | 0.3 % | 2007 | 30.3 % |
| 6 | — | | 100.0 % | 2006 | 6.8 % |
| | 100.0 % | | | 2005 and prior | 29.2 % |
| | | | | | 100.0 % |

*Troubled Debt Restructuring*

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructure when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. As of December 31, 2012, the Company did not have any troubled debt restructurings. For the year ended December 31, 2011, the Company had one private placement troubled debt restructuring with a pre-modification and post-modification carrying value of $13.0 and $12.9, respectively.

As of December 31, 2012 and 2011, the Company did not have any commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Mortgage Loans on Real Estate*

The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses.

The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates all mortgage loans based on relevant current information including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan-specific basis through the review of submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt.

The following table summarizes the Company's investment in mortgage loans as of December 31, 2012 and 2011:

|  | 2012 | 2011 |
|---|---|---|
| Commercial mortgage loans | $ 2,874.0 | $ 2,374.8 |
| Collective valuation allowance | (1.3 ) | (1.3 ) |
| Total net commercial mortgage loans | $ 2,872.7 | $ 2,373.5 |

There were no impairments taken on the mortgage loan portfolio for the years ended December 31, 2012 and 2011.

The following table summarizes the activity in the allowance for losses for all commercial mortgage loans as of December 31, 2012 and 2011:

|  | 2012 | 2011 |
|---|---|---|
| Collective valuation allowance for losses, beginning of period | $ 1.3 | $ 1.3 |
| Addition to (reduction of) allowance for losses | — | — |
| Collective valuation allowance for losses, end of period | $ 1.3 | $ 1.3 |

The carrying values and unpaid principal balances of impaired mortgage loans were as follows as of December 31, 2012 and 2011:

|  | 2012 | 2011 |
|---|---|---|
| Impaired loans with allowances for losses | $ — | $ — |
| Impaired loans without allowances for losses | 5.6 | 5.8 |
| Subtotal | 5.6 | 5.8 |
| Less: Allowances for losses on impaired loans | — | — |
| Impaired loans, net | $ 5.6 | $ 5.8 |
| Unpaid principal balance of impaired loans | $ 7.1 | $ 7.3 |

The following table presents information on impaired loans as of December 31, 2012 and 2011:

|  | 2012 | 2011 |
|---|---|---|
| Impaired loans, average investment during the period | $ 5.7 | $ 7.7 |

There were no mortgage loans in the Company's portfolio in process of foreclosure as of December 31, 2012 and 2011. There were no other loans in arrears with respect to principal and interest as of December 31, 2012 and 2011.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table presents information on interest income recognized on impaired and restructured loans for the years ended December 31, 2012, 2011 and 2010:

|  | **2012** | **2011** | **2010** |
|---|---|---|---|
| Interest income recognized on impaired loans, on an accrual basis | $ 0.4 | $ 0.6 | $ 0.9 |
| Interest income recognized on impaired loans, on a cash basis | 0.4 | 0.6 | 1.0 |

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

The following table presents the LTV ratios as of December 31, 2012 and 2011:

|  | **2012**[1] | **2011**[1] |
|---|---|---|
| Loan-to-Value Ratio: |  |  |
| 0% - 50% | $ 501.3 | $ 552.4 |
| 50% - 60% | 768.9 | 771.5 |
| 60% - 70% | 1,491.6 | 908.2 |
| 70% - 80% | 96.4 | 125.2 |
| 80% and above | 15.8 | 17.5 |
| Total Commercial mortgage loans | $ 2,874.0 | $ 2,374.8 |

[1] Balances do not include allowance for mortgage loan credit losses.

The following table presents the DSC ratios as of December 31, 2012 and 2011:

|  | **2012**[1] | **2011**[1] |
|---|---|---|
| Debt Service Coverage Ratio: |  |  |
| Greater than 1.5x | $ 2,114.4 | $ 1,600.1 |
| 1.25x - 1.5x | 390.5 | 408.1 |
| 1.0x - 1.25x | 293.1 | 286.7 |
| Less than 1.0x | 76.0 | 79.9 |
| Total Commercial mortgage loans | $ 2,874.0 | $ 2,374.8 |

[1] Balances do not include allowance for mortgage loan credit losses.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of December 31, 2012 and 2011:

| | 2012[1] | | 2011[1] | |
|---|---|---|---|---|
| | Gross Carrying Value | % of Total | Gross Carrying Value | % of Total |
| Commercial Mortgage Loans by U.S. Region: | | | | |
| Pacific | $ 564.1 | 19.6 % | $ 514.7 | 21.7 % |
| South Atlantic | 561.0 | 19.5 % | 412.0 | 17.3 % |
| Middle Atlantic | 332.7 | 11.6 % | 325.9 | 13.7 % |
| East North Central | 337.8 | 11.8 % | 285.6 | 12.0 % |
| West South Central | 460.4 | 16.0 % | 358.4 | 15.1 % |
| Mountain | 214.5 | 7.5 % | 191.2 | 8.0 % |
| West North Central | 205.2 | 7.1 % | 98.9 | 4.2 % |
| New England | 119.1 | 4.1 % | 94.2 | 4.0 % |
| East South Central | 79.2 | 2.8 % | 93.9 | 4.0 % |
| Total Commercial mortgage loans | $ 2,874.0 | 100.0 % | $ 2,374.8 | 100.0 % |

[1] Balances do not include allowance for mortgage loan credit losses.

| | 2012[1] | | 2011[1] | |
|---|---|---|---|---|
| | Gross Carrying Value | % of Total | Gross Carrying Value | % of Total |
| Commercial Mortgage Loans by Property Type: | | | | |
| Industrial | $ 1,035.2 | 36.0 % | $ 956.4 | 40.3 % |
| Retail | 824.0 | 28.7 % | 544.7 | 22.9 % |
| Office | 427.0 | 14.8 % | 351.5 | 14.8 % |
| Apartments | 298.7 | 10.4 % | 281.7 | 11.9 % |
| Hotel/Motel | 92.1 | 3.2 % | 132.7 | 5.6 % |
| Mixed use | 34.2 | 1.2 % | 0.9 | 0.0 % |
| Other | 162.8 | 5.7 % | 106.9 | 4.5 % |
| Total Commercial mortgage loans | $ 2,874.0 | 100.0 % | $ 2,374.8 | 100.0 % |

[1] Balances do not include allowance for mortgage loan credit losses.

The following table sets forth the breakdown of mortgages by year of origination as of December 31, 2012 and 2011:

| | 2012[1] | 2011[1] |
|---|---|---|
| Year of Origination: | | |
| 2012 | $ 939.0 | $ — |
| 2011 | 836.9 | 857.9 |
| 2010 | 124.0 | 161.9 |
| 2009 | 73.0 | 92.6 |
| 2008 | 119.0 | 137.2 |
| 2007 | 102.3 | 202.1 |
| 2006 and prior | 679.8 | 923.1 |
| Total Commercial mortgage loans | $ 2,874.0 | $ 2,374.8 |

[1] Balances do not include allowance for mortgage loan credit losses.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Evaluating Securities for Other-Than-Temporary Impairments*

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities and equity securities in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

The following tables identify the Company's credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding impairments included in Other comprehensive income by type for the years ended December 31, 2012, 2011 and 2010:

| | 2012 | | 2011 | | 2010 | |
|---|---|---|---|---|---|---|
| | Impairment | No. of Securities | Impairment | No. of Securities | Impairment | No. of Securities |
| U.S. Treasuries | $ — | — | $ — | — | $ 1.7 | 1 |
| U.S. corporate | 2.9 | 3 | 20.4 | 17 | 6.6 | 24 |
| Foreign[1] | 0.8 | 3 | 27.8 | 50 | 42.4 | 20 |
| Residential mortgage-backed | 6.0 | 33 | 8.2 | 38 | 14.8 | 53 |
| Commercial mortgage-backed | — | — | 28.2 | 8 | 20.5 | 8 |
| Other asset-backed | 1.2 | 4 | 22.7 | 53 | 58.5 | 42 |
| Limited partnerships | — | — | — | — | 1.6 | 4 |
| Equity securities | — | — | — | — | — * | 1 |
| Mortgage loans on real estate | — | — | — | — | 1.0 | 1 |
| Total | $ 10.9 | 43 | $ 107.3 | 166 | $ 147.1 | 154 |

[1] Primarily U.S. dollar denominated.
* Less than $0.1.

The above tables include $9.1, $17.6 and $48.4 of write-downs related to credit impairments for the years ended December 31, 2012, 2011 and 2010, respectively, in Other-than-temporary impairments, which are recognized in the Consolidated Statements of Operations. The remaining $1.8, $89.7 and $98.7, in write-downs for the years ended December 31, 2012, 2011 and 2010, respectively, are related to intent impairments.

The following tables summarize these intent impairments, which are also recognized in earnings, by type for the years ended December 31, 2012, 2011 and 2010:

| | 2012 | | 2011 | | 2010 | |
|---|---|---|---|---|---|---|
| | Impairment | No. of Securities | Impairment | No. of Securities | Impairment | No. of Securities |
| U.S. Treasuries | $ — | — | $ — | — | $ 1.7 | 1 |
| U.S. corporate | 0.2 | 1 | 20.4 | 17 | 6.7 | 24 |
| Foreign[1] | 0.8 | 3 | 23.7 | 46 | 28.5 | 15 |
| Residential mortgage-backed | 0.7 | 3 | 1.6 | 7 | 8.6 | 18 |
| Commercial mortgage-backed | — | — | 22.9 | 8 | 16.2 | 6 |
| Other asset-backed | 0.1 | 1 | 21.1 | 50 | 37.0 | 26 |
| Total | $ 1.8 | 8 | $ 89.7 | 128 | $ 98.7 | 90 |

[1] Primarily U.S. dollar denominated.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities.  In certain situations, new factors, including changes in the business environment, can change the

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

Company's previous intent to continue holding a security.  Accordingly, these factors may lead the Company to record additional intent related capital losses.

The fair value of fixed maturities with OTTI as of December 31, 2012 and 2011 was $1.2 billion and $1.9 billion, respectively.

The following tables identify the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss) and the corresponding changes in such amounts for the years ended December 31, 2012, 2011 and 2010:

| | | 2012 | | 2011 | | 2010 |
|---|---|---|---|---|---|---|
| Balance at January 1 | $ | 19.4 | $ | 50.7 | $ | 46.0 |
| Additional credit impairments: | | | | | | |
| On securities not previously impaired | | 1.5 | | 0.9 | | 12.0 |
| On securities previously impaired | | 3.7 | | 6.7 | | 11.7 |
| Reductions: | | | | | | |
| Securities intent impaired | | — | | (8.7 ) | | (5.9 ) |
| Securities sold, matured, prepaid or paid down | | (4.6 ) | | (30.2 ) | | (13.1 ) |
| Balance at December 31 | $ | 20.0 | $ | 19.4 | $ | 50.7 |

*Net Investment Income*

The following table summarizes Net investment income for the years ended December 31, 2012, 2011 and 2010:

| | | 2012 | | 2011 | | 2010 |
|---|---|---|---|---|---|---|
| Fixed maturities | $ | 1,222.5 | $ | 1,224.2 | $ | 1,182.4 |
| Equity securities, available-for-sale | | 7.5 | | 13.6 | | 15.3 |
| Mortgage loans on real estate | | 143.5 | | 118.1 | | 104.0 |
| Policy loans | | 13.2 | | 13.7 | | 13.3 |
| Short-term investments and cash equivalents | | 1.4 | | 0.8 | | 0.8 |
| Other | | 6.8 | | 95.5 | | 68.0 |
| Gross investment income | | 1,394.9 | | 1,465.9 | | 1,383.8 |
| Less: Investment expenses | | 46.1 | | 45.0 | | 41.5 |
| Net investment income | $ | 1,348.8 | $ | 1,420.9 | $ | 1,342.3 |

As of December 31, 2012 and December 31, 2011, the Company did not have any investments in fixed maturities which produced no investment income.  Fixed maturities are moved to a non-accrual status immediately when the investment defaults.

*Net Realized Capital Gains (Losses)*

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within product guarantees and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges.  The cost of the investments on disposal is generally determined based on first-in-first-out ("FIFO") methodology.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Net realized capital gains (losses) were as follows for the years ended December 31, 2012, 2011 and 2010:

| | **2012** | **2011** | **2010** |
|---|---|---|---|
| Fixed maturities, available-for-sale, including securities pledged | $ 67.5 | $ 112.6 | $ 38.7 |
| Fixed maturities, at fair value option | (124.2 ) | (60.6 ) | (39.2 ) |
| Equity securities, available-for-sale | (0.2 ) | 7.4 | 4.1 |
| Derivatives | 1.3 | (64.3 ) | (44.6 ) |
| Embedded derivative - fixed maturities | (5.5 ) | 4.9 | 8.0 |
| Embedded derivative - product guarantees | 120.4 | (216.1 ) | 9.3 |
| Other investments | — | 0.3 | 4.9 |
| Net realized capital gains (losses) | $ 59.3 | $ (215.8 ) | $ (18.8 ) |
| After-tax net realized capital gains (losses) | $ 38.5 | $ (53.3 ) | $ 1.5 |

Proceeds from the sale of fixed maturities and equity securities, available-for-sale and the related gross realized gains and losses, before tax were as follows for the years ended December 31, 2012, 2011 and 2010:

| | **2012** | **2011** | **2010** |
|---|---|---|---|
| Proceeds on sales | $ 2,887.1 | $ 5,596.3 | $ 5,312.9 |
| Gross gains | 88.7 | 249.0 | 213.6 |
| Gross losses | (12.7 ) | (33.6 ) | (27.8 ) |

## 3. Derivative Financial Instruments

The Company enters into the following types of derivatives:

*Interest rate caps*: The Company uses interest rate cap contracts to hedge the interest rate exposure arising from duration mismatches between assets and liabilities. Interest rate caps are also used to hedge interest rate exposure if rates rise above a specified level. Such increases in rates will require the Company to incur additional expenses. The future payout from the interest rate caps fund this increased exposure. The Company pays an upfront premium to purchase these caps. The Company utilizes these contracts in non-qualifying hedging relationships.

*Interest rate swaps*: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

*Foreign exchange swaps*: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in non-qualifying hedging relationships.

*Credit default swaps*: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in non-qualifying hedging relationships.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

*Forwards*: The Company uses forward contracts to hedge certain invested assets against movement in interest rates, particularly mortgage rates. The Company uses To Be Announced securities as an economic hedge against rate movements. The Company utilizes forward contracts in non-qualifying hedging relationships.

*Futures*: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may result in a decrease in variable annuity account values which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The Company also uses futures contracts as a hedge against an increase in certain equity indices. Such increases may result in increased payments to the holders of the fixed index annuity contracts. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margin with the exchange on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships.

*Swaptions*: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. Swaptions are also used to hedge against an increase in the interest rate benchmarked crediting strategies within Fixed indexed annuities ("FIA") contracts. Such increases may result in increased payments to contract holders of FIA contracts and the interest rate swaptions offset this increased exposure. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

*Managed custody guarantees ("MCG")*: The Company issues certain credited rate guarantees on externally managed variable bond funds that represent stand-alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates and credit ratings/spreads.

*Embedded derivatives*: The Company also invests in certain fixed maturity instruments and has issued certain annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads. Embedded derivatives within fixed maturities are reported with the host contract on the Consolidated Balance Sheets and changes in fair value are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives within annuity products are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of December 31, 2012 and 2011:

| | 2012 | | | 2011 | | |
|---|---|---|---|---|---|---|
| | Notional Amount | Asset Fair Value | Liability Fair Value | Notional Amount | Asset Fair Value | Liability Fair Value |
| Derivatives: Qualifying for hedge accounting Cash flow hedges: | | | | | | |
| Interest rate contracts | $ 1,000.0 | $ 215.4 | $ — | $ 1,000.0 | $ 173.9 | $ — |
| Derivatives: Non-qualifying for hedge accounting Interest rate contracts | 18,131.1 | 292.9 | 328.5 | 17,555.1 | 269.4 | 306.4 |
| Foreign exchange contracts | 161.6 | 0.4 | 18.3 | 213.4 | 0.7 | 32.4 |
| Equity contracts | 14.5 | 0.4 | — | — | — | — |
| Credit contracts | 347.5 | 3.6 | — | 548.4 | 2.6 | 21.2 |
| Managed custody guarantees | N/A | — | — | N/A | — | 1.0 |
| Embedded derivatives: | | | | | | |
| Within fixed maturity investments | N/A | 53.7 | — | N/A | 59.2 | — |
| Within annuity products | N/A | — | 122.4 | N/A | — | 236.3 |
| Total | | $ 566.4 | $ 469.2 | | $ 505.8 | $ 597.3 |

N/A - Not Applicable

The maximum length of time over which the Company is hedging its exposure to variability in the future cash flows for forecasted transactions through the fourth quarter 2016.

Net realized gains (losses) on derivatives were as follows for the years ended December 31, 2012, 2011 and 2010:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Derivatives: Qualifying for hedge accounting[1] | | | |
| Cash flow hedges: | | | |
| Interest rate contracts | $ — | $ — | $ — |
| Fair value hedges: | | | |
| Interest rate contracts | — | — | — |
| Derivatives: Non-qualifying for hedge accounting[2] | | | |
| Interest rate contracts | (18.9 ) | (58.3 ) | (61.4 ) |
| Foreign exchange contracts | 6.9 | (0.7 ) | 7.4 |
| Equity contracts | 2.0 | (0.5 ) | 0.5 |
| Credit contracts | 11.3 | (4.8 ) | 8.9 |
| Managed custody guarantees | 1.1 | 1.1 | 4.1 |
| Embedded derivatives: | | | |
| Within fixed maturity investments[2] | (5.5 ) | 4.9 | 8.0 |
| Within annuity products[2] | 119.3 | (217.2 ) | 5.2 |
| Total | $ 116.2 | $ (275.5 ) | $ (27.3 ) |

[1] Changes in value for effective fair value hedges are recorded in Other net realized capital gains (losses).  Changes in fair value upon disposal for effective cash flow hedges are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.  For the years ended December 31, 2012, 2011 and 2010, ineffective amounts are deemed to be immaterial.
[2] Changes in value are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

*Credit Default Swaps*

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. These instruments are typically written for a maturity period of five years and do not contain recourse provisions, which would enable the seller to recover from third parties. The Company has International Swaps and Derivatives Association, Inc. ("ISDA") agreements with each counterparty with which it conducts business and tracks the collateral positions for each counterparty. To the extent cash collateral is received, it is included in Payables under securities loan agreements, including collateral held, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the Credit Support Annex ("CSA") to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par value minus recovery value of the swap contract. As of December 31, 2012, the fair value of credit default swaps of $3.6 were included in Derivatives assets and there were no credit default swaps included in Derivatives liabilities, on the Consolidated Balance Sheets. As of December 31, 2011, the fair value of credit default swaps of $2.6 and $21.2 were included in Derivatives assets and Derivatives liabilities, respectively, on the Consolidated Balance Sheets. As of December 31, 2012 and 2011, the maximum potential future exposure to the Company on the sale of credit default swaps was $329.0 and $518.3, respectively.

## 4. Fair Value Measurements

*Fair Value Measurement*

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
    a) Quoted prices for similar assets or liabilities in active markets;
    b) Quoted prices for identical or similar assets or liabilities in non-active markets;
    c) Inputs other than quoted market prices that are observable; and
    d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

| | 2012 | | | |
|---|---|---|---|---|
| | **Level 1** | **Level 2** | **Level 3** | **Total** |
| Assets: | | | | |
| Fixed maturities, including securities pledged: | | | | |
| U.S. Treasuries | $ 1,093.4 | $ 53.2 | $ — | $ 1,146.6 |
| U.S. government agencies and authorities | — | 397.0 | — | 397.0 |
| U.S. corporate, state and municipalities | — | 10,512.8 | 154.6 | 10,667.4 |
| Foreign[1] | — | 5,527.4 | 24.6 | 5,552.0 |
| Residential mortgage-backed securities | — | 2,348.4 | 9.1 | 2,357.5 |
| Commercial mortgage-backed securities | — | 839.1 | — | 839.1 |
| Other asset-backed securities | — | 462.4 | 33.2 | 495.6 |
| Total fixed maturities, including securities pledged | 1,093.4 | 20,140.3 | 221.5 | 21,455.2 |
| Equity securities, available-for-sale | 125.8 | — | 17.0 | 142.8 |
| Derivatives: | | | | |
| Interest rate contracts | — | 508.3 | — | 508.3 |
| Foreign exchange contracts | — | 0.4 | — | 0.4 |
| Equity contracts | 0.4 | — | — | 0.4 |
| Credit contracts | — | 3.6 | — | 3.6 |
| Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements | 1,229.3 | — | — | 1,229.3 |
| Assets held in separate accounts | 47,916.5 | 5,722.5 | 16.3 | 53,655.3 |
| Total assets | $ 50,365.4 | $ 26,375.1 | $ 254.8 | $ 76,995.3 |
| | | | | |
| Liabilities: | | | | |
| Product guarantees: | | | | |
| Stabilizer and MCGs | $ — | $ — | $ 102.0 | $ 102.0 |
| FIA | — | — | 20.4 | 20.4 |
| Derivatives: | | | | |
| Interest rate contracts | 0.7 | 327.8 | — | 328.5 |
| Foreign exchange contracts | — | 18.3 | — | 18.3 |
| Credit contracts | — | — | — | — |
| Total liabilities | $ 0.7 | $ 346.1 | $ 122.4 | $ 469.2 |

[1] Primarily U.S. dollar denominated.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

| | 2011 | | | |
| --- | --- | --- | --- | --- |
| | **Level 1** | **Level 2** | **Level 3** | **Total** |
| Assets: | | | | |
| Fixed maturities, including securities pledged: | | | | |
| U.S. Treasuries | $ 1,180.3 | $ 51.3 | $ — | $ 1,231.6 |
| U.S. government agencies and authorities | — | 410.7 | — | 410.7 |
| U.S. corporate, state and municipalities | — | 8,883.5 | 129.1 | 9,012.6 |
| Foreign[(1)] | — | 4,937.0 | 51.1 | 4,988.1 |
| Residential mortgage-backed securities | — | 2,206.1 | 41.0 | 2,247.1 |
| Commercial mortgage-backed securities | — | 911.3 | — | 911.3 |
| Other asset-backed securities | — | 411.1 | 27.7 | 438.8 |
| Total fixed maturities, including securities pledged | 1,180.3 | 17,811.0 | 248.9 | 19,240.2 |
| Equity securities, available-for-sale | 125.9 | — | 19.0 | 144.9 |
| Derivatives: | | | | |
| Interest rate contracts | 5.7 | 437.6 | — | 443.3 |
| Foreign exchange contracts | — | 0.7 | — | 0.7 |
| Credit contracts | — | 2.6 | — | 2.6 |
| Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements | 953.9 | 4.8 | — | 958.7 |
| Assets held in separate accounts | 40,556.8 | 4,722.3 | 16.1 | 45,295.2 |
| Total assets | $ 42,822.6 | $ 22,979.0 | $ 284.0 | $ 66,085.6 |
| | | | | |
| Liabilities: | | | | |
| Product guarantees: | | | | |
| Stabilizers and MCGs | $ — | $ — | $ 221.0 | $ 221.0 |
| FIA | — | — | 16.3 | 16.3 |
| Derivatives: | | | | |
| Interest rate contracts | — | 306.4 | — | 306.4 |
| Foreign exchange contracts | — | 32.4 | — | 32.4 |
| Credit contracts | — | 8.6 | 12.6 | 21.2 |
| Total liabilities | $ — | $ 347.4 | $ 249.9 | $ 597.3 |

[(1)] Primarily U.S. dollar denominated.

*Valuation of Financial Assets and Liabilities at Fair Value*

Certain assets and liabilities are measured at estimated fair value on the Company's Consolidated Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement which is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation techniques when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

The following valuation methods and assumptions were used by the Company in estimating the reported values for the investments and derivatives described below:

*Fixed maturities*: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category would primarily include certain U.S. Treasury securities. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. This category includes U.S. and foreign corporate bonds, ABS, U.S. agency and government guaranteed securities, CMBS and RMBS, including certain CMO assets.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. As of December 31, 2012, $175.5 and $16.7 billion of a total fair value of $21.5 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing. As of December 31, 2011, $194.9 and $14.8 billion of a total of $19.2 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing model.

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents "exit price" for the instrument.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

*Equity securities, available-for-sale*: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 2 or Level 3 assets.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

*Derivatives*: Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. In June 2012, the Company began using OIS rather than LIBOR for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

The Company has entered into a number of options as hedges on its FIA liabilities. The maximum exposure is the current value of the option. The payoff of these contracts depends on market conditions during the lifetime of the option. The fair value measurement of options is highly sensitive to implied equity and interest rate volatility and the market reflects a considerable variance in broker quotes. The Company uses a third-party vendor to determine the market value of these options.

*Cash and cash equivalents, Short-term investments and Short-term investments under securities loan agreement*: The carrying amounts for cash reflect the assets' fair values. The fair value for cash equivalents and most short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

*Assets held in separate accounts*: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Fixed maturity valuations are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policy described above for fixed maturities.

*Product guarantees*: The Company records an embedded derivative liability for its FIA contracts for interest payments to contract holders above the minimum guaranteed interest rate. The guarantee is treated as an embedded derivative and is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The Company records reserves for Stabilizer and MCG contracts containing guaranteed credited rates in accordance with U.S. GAAP for derivative instruments and hedging activities. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The estimated fair value is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities.

The discount rate used to determine the fair value of the embedded derivatives and stand-alone derivative associated with the Company's product guarantees includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk"). Through June 30, 2012, the Company's nonperformance risk adjustment was based on the credit default swap spreads of ING Insurance, the Company's indirect parent company, with similar term to maturity and priority of payment. The ING Insurance credit default spread was applied to the risk-free swap curve in the Company's valuation models for these product guarantees. As a result of the availability of ING U.S., Inc.'s market observable data following the issuance of its long-term debt on July 13, 2012, the Company changed its estimate of nonperformance risk to incorporate a blend of observable, similarly rated peer company

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

credit default swap spreads, adjusted to reflect the Company's own credit quality as well as an adjustment to reflect the priority of policyholder claims.

The Company's valuation actuaries are responsible for the policies and procedures for valuing the embedded derivatives, reflecting the capital markets and actuarial valuation inputs and nonperformance risk in the estimate of the fair value of the embedded derivatives. The actuarial and capital market assumptions for each liability are approved by each product's Chief Risk Officer ("CRO"), including an independent annual review by the U.S. CRO. Models used to value the embedded derivatives must comply with the Company's governance policies.

Quarterly, an attribution analysis is performed to quantify changes in fair value measurements and a sensitivity analysis is used to analyze the changes. The changes in fair value measurements are also compared to corresponding movements in the hedge target to assess the validity of the attributions. The results of the attribution analysis are reviewed by the valuation actuaries, responsible CFOs, Controllers, CROs and/or others as nominated by management.

*Transfers in and out of Level 1 and 2*

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2012 and 2011. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

*Level 3 Financial Instruments*

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2012:

| | Year Ended December 31, 2012 | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Fair Value as of July 1 | Total Realized/Unrealized Gains (Losses) Included in: Net Income | OCI | Purchases | Issuances | Sales | Settlements | Transfers in to Level 3[2] | Transfers out of Level 3[2] | Fair Value as of September 30 | Change in Unrealized Gains (Losses) Included in Earnings[3] |
| Fixed maturities, including securities pledged: | | | | | | | | | | | |
| U.S. corporate, state and municipalities | $ 129.1 | $ (0.3 ) | $ (1.4 ) | $ 0.4 | $ — | $ — | $ (7.9 ) | $ 38.3 | $ (3.6 ) | $ 154.6 | $ (0.4 ) |
| Foreign | 51.1 | 0.9 | (4.2 ) | — | — | (5.7 ) | (12.5 ) | 20.7 | (25.7 ) | 24.6 | — |
| Residential mortgage-backed securities | 41.0 | 0.7 | 2.7 | 2.3 | — | (6.0 ) | — | — | (31.6 ) | 9.1 | (0.1 ) |
| Other asset-backed securities | 27.7 | 1.1 | 2.5 | — | — | — | (1.9 ) | 3.8 | — | 33.2 | 0.8 |
| Total fixed maturities, including securities pledged | 248.9 | 2.4 | (0.4 ) | 2.7 | — | (11.7 ) | (22.3 ) | 62.8 | (60.9 ) | 221.5 | 0.3 |
| Equity securities, available-for-sale | 19.0 | (0.2 ) | (0.2 ) | 0.8 | — | (2.4 ) | — | 0.3 | (0.3 ) | 17.0 | (0.5 ) |
| Derivatives, net | (12.6 ) | (1.8 ) | — | — | — | — | 14.4 | — | — | — | — |
| Product guarantees: | | | | | | | | | | | |
| Stabilizer and MCGs[1] | (221.0 ) | 124.5 | — | (5.5 ) | — | — | — | — | — | (102.0 ) | — |
| FIA[1] | (16.3 ) | (4.1 ) | — | — | — | — | — | — | — | (20.4 ) | — |
| Separate Accounts[4] | 16.1 | 0.3 | — | 16.3 | — | (8.3 ) | — | — | (8.1 ) | 16.3 | 0.6 |

[1] All gains and losses on Level 3 are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[2] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[3] For financial instruments still held as of December 31, amounts are included in Net investment income and Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[4] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which result in a net zero impact on net income (loss) for the Company.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2011:

| | Fair Value as of July 1 | Total Realized/Unrealized Gains (Losses) Included in: | | Purchases | Issuances | Sales | Settlements | Transfers in to Level 3[2] | Transfers out of Level 3[2] | Fair Value as of September 30 | Change in Unrealized Gains (Losses) Included in Earnings[3] |
| | | Net Income | OCI | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Year Ended December 31, 2011** | | | | | | | | | | | |
| Fixed maturities, including securities pledged: | | | | | | | | | | | |
| U.S. corporate, state and municipalities | $ 11.2 | $ (0.3 ) | $ 6.7 | $ 19.0 | $ — | $ — | $ (43.3 ) | $ 135.8 | $ — | $ 129.1 | $ (0.3 ) |
| Foreign | 11.4 | 0.5 | — | 30.9 | — | (19.7 ) | (1.5 ) | 29.9 | (0.4 ) | 51.1 | (0.8 ) |
| Residential mortgage-backed securities | 254.7 | (3.0 ) | 1.7 | 57.1 | — | (38.5 ) | (8.1 ) | 5.3 | (228.2 ) | 41.0 | (0.9 ) |
| Other asset-backed securities | 247.7 | (26.8 ) | 15.8 | — | — | (119.7 ) | (8.7 ) | — | (80.6 ) | 27.7 | (3.5 ) |
| Total fixed maturities, including securities pledged | 525.0 | (29.6 ) | 24.2 | 107.0 | — | (177.9 ) | (61.6 ) | 171.0 | (309.2 ) | 248.9 | (5.5 ) |
| Equity securities, available-for-sale | 27.7 | 0.1 | 0.1 | 4.3 | — | (4.2 ) | — | — | (9.0 ) | 19.0 | — |
| Derivatives, net | (13.6 ) | 0.8 | — | 0.2 | — | — | — | — | — | (12.6 ) | 0.6 |
| Product guarantees: | | | | | | | | | | | |
| Stabilizer and MCGs[1] | (3.0 ) | (212.5 ) | — | (5.5 ) | — | — | — | — | — | (221.0 ) | — |
| FIA[1] | (5.6 ) | (3.6 ) | — | (7.1 ) | — | — | — | — | — | (16.3 ) | — |
| Separate Accounts[4] | 22.3 | — | — | 9.8 | — | (3.4 ) | — | — | (12.6 ) | 16.1 | 0.1 |

[1] All gains and losses on Level 3 are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[2] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[3] For financial instruments still held as of December 31, amounts are included in Net investment income and Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[4] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which result in a net zero impact on net income (loss) for the Company.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

The transfers in and out of Level 3 for fixed maturities, equity securities and separate accounts for the year ended December 31, 2012 were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

The transfers out of Level 3 for the year ended December 31, 2011 in fixed maturities, including securities pledged, were primarily due to the Company's determination that the market for subprime RMBS securities had become active in the first quarter 2011 and to an increased utilization of vendor valuations for certain CMO assets, as opposed to the previous use of broker quotes in the second quarter of 2011. While the valuation methodology for subprime RMBS securities has not changed, the Company has concluded that the frequency of transactions in the market for subprime RMBS securities represent regularly occurring market transactions and therefore are now classified as Level 2.

*Significant Unobservable Inputs*

Quantitative information about the significant unobservable inputs used in the Company's Level 3 fair value measurements of its annuity product guarantees is presented in the following sections and table.

The Company's Level 3 fair value measurements of its fixed maturities, equity securities available-for-sale and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Significant unobservable inputs used in the fair value measurements of FIAs include nonperformance risk and lapses. Such inputs are monitored quarterly.

The significant unobservable inputs used in the fair value measurement of the Stabilizer embedded derivatives and MCG derivative are interest rate implied volatility, nonperformance risk, lapses and policyholder deposits. Such inputs are monitored quarterly.

Following is a description of selected inputs:

> *Interest Rate Volatility*:  A term-structure model is used to approximate implied volatility for the swap rates for the Stabilizer and MCG fair value measurements.  Where no implied volatility is readily available in the market, an alternative approach is based on historical volatility.

> *Nonperformance Risk:*  For the estimate of the fair value of embedded derivatives associated with the Company's product guarantees, the Company uses a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the credit quality of the Company as well as adjustment to reflect the priority of policyholder claims.

> *Actuarial Assumptions:*  Management regularly reviews actuarial assumptions, which are based on the Company's experience and periodically reviewed against industry standards.  Industry standards and the Company experience may be limited on certain products.

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2012:

| Unobservable Input | Range[1] | |
| --- | --- | --- |
| | **FIA** | **Stabilizer / MCG** |
| Interest rate implied volatility | — | 0% to 4.0% |
| Nonperformance risk | 0.10% to 1.3% | 0.10% to 1.3% |
| Actuarial Assumptions: | | |
| Lapses | 0% - 10% [2] | 0% to 55% [3] |
| Policyholder Deposits[4] | — | 0% to 60% [3] |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.

[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period. We make dynamic adjustments to lower the lapse rates for contracts that are more "in the money."

[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

| | Percentage of Plans | Overall Range of Lapse Rates | Range of Lapse Rates for 85% of Plans | Overall Range of Policyholder Deposits | Range of Policyholder Deposits for 85% of Plans |
|---|---|---|---|---|---|
| Stabilizer (Investment Only) and MCG Contracts | 87 % | 0-30% | 0-15% | 0-55% | 0-20% |
| Stabilizer with Recordkeeping Agreements | 13 % | 0-55% | 0-25% | 0-60% | 0-30% |
| Aggregate of all plans | 100 % | 0-55% | 0-25% | 0-60% | 0-30% |

[4] Measured as a percentage of assets under management or assets under administration.

Generally, the following will cause an increase (decrease) in the FIA embedded derivative fair value liability:

- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses

Generally, the following will cause an increase (decrease) in the MCG derivative and Stabilizer embedded derivative fair value liabilities:

- An increase (decrease) in interest rate volatility
- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses
- A decrease (increase) in policyholder deposits

The Company notes the following interrelationships:

- Generally, an increase (decrease) in interest rate volatility will increase (decrease) lapses of Stabilizer and MCG contracts due to dynamic participant behavior.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Other Financial Instruments*

The carrying values and estimated fair values of the Company's financial instruments were as follows as of December 31, 2012 and December 31, 2011:

| | 2012 | | 2011 | |
|---|---|---|---|---|
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
| Assets: | | | | |
| Fixed maturities, including securities pledged | $ 21,455.2 | $ 21,455.2 | $ 19,240.2 | $ 19,240.2 |
| Equity securities, available-for-sale | 142.8 | 142.8 | 144.9 | 144.9 |
| Mortgage loans on real estate | 2,872.7 | 2,946.9 | 2,373.5 | 2,423.1 |
| Loan - Dutch State obligation | — | — | 417.0 | 421.9 |
| Policy loans | 240.9 | 240.9 | 245.9 | 245.9 |
| Limited partnerships/corporations | 179.6 | 179.6 | 510.6 | 510.6 |
| Cash, cash equivalents, short-term investments and short-term investments under securities loan agreements | 1,229.3 | 1,229.3 | 958.7 | 958.7 |
| Derivatives | 512.7 | 512.7 | 446.6 | 446.6 |
| Notes receivable from affiliates | 175.0 | 194.3 | 175.0 | 165.2 |
| Assets held in separate accounts | 53,655.3 | 53,655.3 | 45,295.2 | 45,295.2 |
| Liabilities: | | | | |
| Investment contract liabilities: | | | | |
| Funding agreements without fixed maturities and deferred annuities[1] | 20,263.4 | 25,156.5 | 18,889.8 | 22,212.7 |
| Supplementary contracts, immediate annuities and other | 680.0 | 837.3 | 742.9 | 896.2 |
| Annuity product guarantees: | | | | |
| FIA | 20.4 | 20.4 | 16.3 | 16.3 |
| Stabilizer and MCGs | 102.0 | 102.0 | 221.0 | 221.0 |
| Derivatives | 346.8 | 346.8 | 360.0 | 360.0 |
| Long-term debt | 4.9 | 4.9 | 4.9 | 4.9 |

[1] Certain amounts included in Funding agreements without fixed maturities and deferred annuities are also reflected within the Annuity product guarantees section of the table above.

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Consolidated Balance Sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Consolidated Balance Sheets:

*Mortgage loans on real estate*: The fair values for mortgage loans on real estate are estimated on a monthly basis using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Mortgage loans on real estate are classified as Level 3.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

*Loan - Dutch State obligation*: The fair value of the Dutch State loan obligation is estimated utilizing cash flows net of certain contract fees discounted using The Netherlands Strip Yield Curve and is classified as Level 2.

*Policy loans*: The fair value of policy loans is equal to the carrying value of the loans. Policy loans are collateralized by the cash surrender value of the associated insurance contracts and are classified as Level 2.

*Limited partnerships/corporations*: The fair value for these investments, primarily private equity fund of funds and hedge funds, is based on actual or estimated Net Asset Value ("NAV") information as provided by the investee and are classified as Level 3.

*Notes receivable from affiliates*: Estimated fair value of the Company's notes receivable from affiliates is determined primarily using a matrix-based pricing. The model considers the current level of risk-free interest rates, credit quality of the issuer and cash flow characteristics of the security model and is classified as Level 2.

*Investment contract liabilities*:

> *Funding agreements without a fixed maturity and deferred annuities:* Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities taking into account assumptions about contract holder behavior. The stochastic valuation scenario set is consistent with current market parameters and discount is taken using stochastically evolving risk-free rates in the scenarios plus an adjustment for nonperformance risk. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

> *Supplementary contracts and immediate annuities:* Fair value is estimated as the mean present value of the single deterministically modeled cash flows associated with the contract liabilities discounted using stochastically evolving short risk-free rates in the scenarios plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

*Long-term debt*: Estimated fair value of the Company's notes to affiliates is based upon discounted future cash flows using a discount rate approximating the current market rate, incorporating nonperformance risk and is classified as Level 2.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

## 5.    Deferred Policy Acquisition Costs and Value of Business Acquired

Activity within DAC was as follows for the years ended December 31, 2012, 2011 and 2010.

| | **2012** | **2011** | **2010** |
|---|---|---|---|
| Balance at January 1 | $ 334.9 | $ 307.6 | $ 355.7 |
| Deferrals of commissions and expenses | 79.1 | 79.8 | 74.7 |
| Amortization: | | | |
| Amortization | (72.1 ) | (71.5 ) | (40.5 ) |
| Interest accrued[1] | 31.1 | 31.9 | 29.9 |
| Net amortization included in the Consolidated Statements of Operations | (41.0 ) | (39.6 ) | (10.6 ) |
| Change in unrealized capital gains/losses on available-for-sale securities | (76.5 ) | (12.9 ) | (112.2 ) |
| Balance at December 31 | $ 296.5 | $ 334.9 | $ 307.6 |

[1] Interest accrued at 5.0% to 7.0% during 2012, 2011 and 2010.

Activity within VOBA was as follows for the years ended December 31, 2012, 2011 and 2010.

| | **2012** | **2011** | **2010** |
|---|---|---|---|
| Balance at January 1 | $ 593.6 | $ 864.2 | $ 981.2 |
| Deferrals of commissions and expenses | 8.1 | 8.5 | 17.6 |
| Amortization: | | | |
| Amortization | (152.6 ) | (125.1 ) | (16.0 ) |
| Interest accrued[1] | 62.5 | 70.5 | 67.8 |
| Net amortization included in the Consolidated Statements of Operations | (90.1 ) | (54.6 ) | 51.8 |
| Change in unrealized capital gains/losses on available-for-sale securities | (130.2 ) | (224.5 ) | (186.4 ) |
| Balance at December 31 | $ 381.4 | $ 593.6 | $ 864.2 |

[1] Interest accrued at 5.0% and 7.0% during 2012, 2011 and 2010

The estimated amount of VOBA amortization expense, net of interest, is $66.0, $50.7, $45.4, $42.3 and $34.9, for the years 2013, 2014, 2015, 2016 and 2017, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.


## 6.    Additional Insurance Benefits and Minimum Guarantees

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2012, the account value for the separate account contracts with guaranteed minimum benefits was $35.2 billion. The additional liability recognized related to minimum guarantees was $108.1. As of December 31, 2011, the account value for the separate account contracts with guaranteed minimum benefits was $32.1 billion. The additional liability recognized related to minimum guarantees was $226.4.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2012 and 2011, was $9.3 billion and $7.9 billion, respectively.

## 7. Reinsurance

At December 31, 2012, the Company had reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. As of December 31, 2012, the Company had one outstanding cession and a reinsurance treaty with its affiliate, Security Life of Denver International Limited ("SLDI"), to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. The agreement is accounted for under the deposit method of accounting.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, the Lincoln subsidiary contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction.

The Company assumed $25.0 of premium revenue from Aetna Life for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $10.1 and $10.3 were maintained for this contract as of December 31, 2012 and 2011, respectively.

Reinsurance ceded in force for life mortality risks were $15.1 billion and $16.2 billion at December 31, 2012 and 2011, respectively. At December 31, 2012 and 2011, net receivables were comprised of the following:

|  | 2012 | 2011 |
|---|---|---|
| Claims recoverable from reinsurers | $ 2,153.8 | $ 2,276.3 |
| Reinsured amounts due to reinsurers | (0.3 ) | (0.3 ) |
| Other | 0.2 | 0.3 |
| Total | $ 2,153.7 | $ 2,276.3 |

Premiums were reduced by the following amounts for reinsurance ceded for the years ended December 31, 2012, 2011 and 2010.

|  | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Premiums:** |  |  |  |
| Direct premiums | $ 36.2 | $ 34.0 | $ 67.6 |
| Reinsurance assumed | — | 0.1 | — |
| Reinsurance ceded | (0.2 ) | (0.2 ) | (0.3 ) |
| Net premiums | $ 36.0 | $ 33.9 | $ 67.3 |

## 8. Capital Contributions, Dividends and Statutory Information

ILIAC's ability to pay dividends to its parent is subject to the prior approval of insurance regulatory authorities of the State of Connecticut for payment of any dividend, which, when combined with other dividends paid within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of ILIAC's earned statutory surplus at the prior year end or (2) ILIAC's prior year statutory net gain from operations. Connecticut law also prohibits a Connecticut insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

During the year ended December 31, 2012, ILIAC did not receive any capital contributions from its Parent. During the year ended December 31, 2011, ILIAC received capital contributions of $201.0 in the aggregate from its Parent. During the year ended December 31, 2010, ILIAC did not receive any capital contributions from its Parent.

During the year ended December 31, 2012, following receipt of required approval from the State of Connecticut Insurance Department (the "Department"), ILIAC paid a cash distribution of $340.0 to its Parent. During the year ended December 31, 2011, ILIAC did not pay a dividend or distribution on its common stock to its Parent. During the year ended December 31, 2010, ILIAC paid a $203.0 dividend on its common stock to its Parent. On October 15, 2012, December 22, 2011 and October 30, 2010, IFA paid a $90.0, $65.0 and $60.0 dividend, respectively, to ILIAC, its parent, which was eliminated in consolidation. On December 21, 2012, DSL paid a $15.0 dividend to ILIAC, its parent, which was eliminated in consolidation.

The Department recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net income (loss) was $261.6, $194.4 and $66.0, for the years ended December 31, 2012, 2011 and 2010, respectively. Statutory capital and surplus was $1.9 billion as of December 31, 2012 and 2011.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Department. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Department. Such statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities and contract owner account balances using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the Department, the entire amount or a portion of an insurance company's asset balance can be non-admitted based on the specific rules regarding admissibility.

## 9.    Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of AOCI as of December 31, 2012, 2011 and 2010.

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Fixed maturities, net of OTTI | $ 2,190.9 | $ 1,518.7 | $ 933.8 |
| Equity securities, available-for-sale | 13.5 | 13.1 | 21.0 |
| Derivatives | 215.2 | 173.7 | 0.5 |
| DAC/VOBA and sales inducements adjustments on available-for-sale securities | (810.6 ) | (603.6 ) | (362.4 ) |
| Premium deficiency reserve adjustment | (152.6 ) | (64.8 ) | (61.0 ) |
| Other investments | — | — | 0.1 |
| Unrealized capital gains (losses), before tax | 1,456.4 | 1,037.1 | 532.0 |
| Deferred income tax asset (liability) | (444.6 ) | (302.3 ) | (149.3 ) |
| Unrealized capital gains (losses), after tax | 1,011.8 | 734.8 | 382.7 |
| Pension and other post-employment benefits liability, net of tax | 11.2 | 12.7 | 7.8 |
| AOCI | $ 1,023.0 | $ 747.5 | $ 390.5 |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, net of DAC, VOBA and tax, related to changes in unrealized capital gains (losses) on securities, including securities pledged, were as follows for the years ended December 31, 2012, 2011 and 2010.

|  | 2012 | 2011 | 2010 |
|---|---|---|---|
| Fixed maturities | $ 661.6 | 563.6 | 813.1 |
| Equity securities, available-for-sale | 0.4 | (7.9 ) | 8.2 |
| Derivatives | 41.5 | 173.2 | 0.5 |
| DAC/VOBA and sales inducement adjustment on available-for-sale securities | (207.0 ) | (241.2 ) | (295.3 ) |
| Premium deficiency reserve adjustment | (87.8 ) | (3.8 ) | (61.0 ) |
| Other investments | — | (0.1 ) | 0.1 |
| Change in unrealized gains/losses on securities, before tax | 408.7 | 483.8 | 465.6 |
| Deferred income tax asset/liability | (138.6 ) | (145.5 ) | (82.2 ) |
| Change in unrealized gains/losses on securities, after tax | 270.1 | 338.3 | 383.4 |
|  |  |  |  |
| Change in OTTI, before tax | 10.6 | 21.3 | (12.7 ) |
| Deferred income tax asset/liability | (3.7 ) | (7.5 ) | 4.4 |
| Change in OTTI, after tax | 6.9 | 13.8 | (8.3 ) |
|  |  |  |  |
| Pension and other post-employment benefit liability, before tax | (2.2 ) | 7.6 | (1.4 ) |
| Deferred income tax asset/liability | 0.7 | (2.7 ) | 0.5 |
| Pension and other post-employment benefit liability, after tax | (1.5 ) | 4.9 | (0.9 ) |
|  |  |  |  |
| Net change in AOCI, after tax | $ 275.5 | $ 357.0 | $ 374.2 |

Changes in unrealized capital gains/losses on securities, including securities pledged and noncredit impairments, as recognized in AOCI, reported net of DAC, VOBA and income taxes, were as follows for the years ended December 31, 2012, 2011 and 2010.

|  | 2012 | 2011 | 2010 |
|---|---|---|---|
| Net unrealized capital gains/losses arising during the year[1] | $ 320.6 | $ 408.8 | $ 335.6 |
| Less: reclassification adjustment for gains (losses) and other items included in Net income (loss)[2] | 43.6 | 78.7 | 29.2 |
| Change in deferred tax valuation allowance | — | 22.0 | 68.7 |
| Net change in unrealized capital gains/losses on securities | $ 277.0 | $ 352.1 | $ 375.1 |

[1] Pretax net unrealized capital gains/losses arising during the period were $485.4, $625.1 and $495.7 for the years ended December 31, 2012, 2011 and 2010, respectively.

[2] Pretax reclassification adjustments for gains (losses) and other items included in Net income (loss) were $66.1, $120.0 and $42.8 for the years ended December 31, 2012, 2011 and 2010, respectively.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

### 10.    Income Taxes

Income tax expense (benefit) consisted of the following for the years ended December 31, 2012, 2011 and 2010.

|  | 2012 | 2011 | 2010 |
|---|---|---|---|
| Current tax expense (benefit): | | | |
| Federal | $        200.9 | $        60.3 | $        73.2 |
| Total current tax expense (benefit) | 200.9 | 60.3 | 73.2 |
| Deferred tax expense (benefit): | | | |
| Federal | (9.7 ) | (65.3 ) | 35.8 |
| Total deferred tax expense (benefit) | (9.7 ) | (65.3 ) | 35.8 |
| Total income tax expense (benefit) | $        191.2 | $        (5.0 ) | $        109.0 |

Income taxes were different from the amount computed by applying the federal income tax rate to income (loss) before income taxes for the following reasons for the years ended December 31, 2012, 2011 and 2010:

|  | 2012 | 2011 | 2010 |
|---|---|---|---|
| Income (loss) before income taxes | $        516.6 | $        315.3 | $        486.9 |
| Tax rate | 35.0 % | 35.0 % | 35.0 % |
| Income tax expense (benefit) at federal statutory rate | 180.8 | 110.4 | 170.4 |
| Tax effect of: | | | |
| Dividends received deduction | (18.6 ) | (37.0 ) | (23.3 ) |
| Valuation allowance | — | (87.0 ) | (13.7 ) |
| IRS audit adjustment | (0.3 ) | 3.7 | (26.8 ) |
| Prior year tax | 28.1 | — | — |
| State tax expense (benefit) | — | — | 0.6 |
| Other | 1.2 | 4.9 | 1.8 |
| Income tax expense (benefit) | $        191.2 | $        (5.0 ) | $        109.0 |

Based on its 2011 tax return as filed, the Company decreased its estimated deferred tax assets by $28.1.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Temporary Differences*

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities as of December 31, 2012 and 2011, are presented below.

| | 2012 | 2011 |
|---|---|---|
| **Deferred tax assets:** | | |
| Insurance reserves | $ 255.4 | $ 269.6 |
| Investments | 87.5 | 89.2 |
| Postemployment benefits | 50.6 | 97.1 |
| Compensation and benefits | 44.4 | 22.9 |
| Other assets | 24.5 | 22.5 |
| Total gross assets before valuation allowance | 462.4 | 501.3 |
| Less: Valuation allowance | 11.1 | 11.1 |
| Assets, net of valuation allowance | 451.3 | 490.2 |
| | | |
| **Deferred tax liabilities:** | | |
| Net unrealized investment (gains) losses | (482.4 ) | (357.5 ) |
| Deferred policy acquisition costs | (143.8 ) | (127.0 ) |
| Value of business acquired | (332.2 ) | (360.9 ) |
| Total gross liabilities | (958.4 ) | (845.4 ) |
| Net deferred income tax liability | $ (507.1 ) | $ (355.2 ) |

Net unrealized capital losses are presented as a component of other comprehensive income (loss) in Shareholder's equity, net of deferred taxes.

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of December 31, 2012 and 2011, the Company had a tax valuation allowance of $62.8 that was allocated to Net income (loss) and $(51.7) that was allocated to Other comprehensive income. As of December 31, 2012 and 2011, the Company had a full valuation allowance of $11.1 related to foreign tax credits, the benefit of which is uncertain.

*Tax Sharing Agreement*

The Company had a payable to ING U.S., Inc. of $32.1 and $1.3 for federal income taxes as of December 31, 2012 and 2011, respectively, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of ING U.S., Inc. Generally, the Company's consolidated financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC 740) as if the Company were a separate taxpayer rather than a member of ING U.S., Inc.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. The Company's tax sharing agreement with ING U.S., Inc. states that for each taxable year prior to January 1, 2013 during which the Company is included in a consolidated federal income tax return with ING U.S., Inc., ING U.S., Inc. will pay to the Company an amount equal to the tax benefit of the Company's net operating loss carryforwards and capital loss carryforwards generated in such year, without regard to whether such net operating loss carryforwards and capital loss carryforwards are actually utilized in the reduction of the consolidated federal income tax liability for any consolidated taxable year.

Effective January 1, 2013, the Company entered into a new tax sharing agreement with ING U.S., Inc. which provides that, for 2013 and subsequent years, ING U.S., Inc. will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefits of losses generated.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Unrecognized Tax Benefits*

Reconciliations of the change in the unrecognized income tax benefits for the years ended December 31, 2012 and 2011 are as follows:

|  | 2012 | 2011 |
|---|---|---|
| Balance at beginning of period | $          — | $          23.0 |
| Additions for tax positions related to prior years | — | 4.5 |
| Reductions for tax positions related to prior years | — | (4.5  ) |
| Reductions for settlements with taxing authorities | — | (23.0  ) |
| Balance at end of period | $          — | $          — |

The Company had no unrecognized tax benefits as of December 31, 2012 and 2011 which would affect the Company's effective tax rate if recognized.

*Interest and Penalties*

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had no accrued interest as of December 31, 2012 and 2011.

*Tax Regulatory Matters*

In March 2012, the Internal Revenue Service ("IRS") completed its examination of the Company's return for tax year 2010. The 2010 audit settlement did not have a material impact on the financial statements.

The Company is currently under audit by the IRS for tax years 2011 through 2012 and it is expected that the examination of tax year 2011 will be finalized within the next twelve months. The Company and the IRS have agreed to participate in the Compliance Assurance Program ("CAP") for tax years 2011, 2012 and 2013.

## 11.     Benefit Plans

*Defined Benefit Plan*

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. ING North America filed a request for a determination letter on the qualified status of the Retirement Plan, but has not yet received a favorable determination letter.

Beginning January 1, 2012, the Retirement Plan implemented a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible pay. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash balance benefit is portable; participants can take it when they leave the Company's employ. For participants in the Retirement Plan as of December 31, 2011, there will be a two-year transition period from the Retirement Plan's current FAP formula to the cash balance pension formula. Due to ASC Topic 715 requirements, the accounting impact of the change in the Retirement Plan was recognized upon Board approval November 10, 2011. This change had no material impact on the Consolidated Financial Statements.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan earns a benefit under a FAP formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

Plan liabilities.  The costs allocated to the Company for its employees' participation in the Retirement Plan were $19.1, $24.6 and $27.2 for the years ended December 31, 2012, 2011 and 2010, respectively and are included in Operating expenses in the Consolidated Statements of Operations.

### *Defined Contribution Plan*

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan").  Substantially all employees of ING North America and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents.  Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria.  The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component.  The Savings Plan was most recently amended effective January 1, 2011 to permit Roth 401(k) contributions to be made to the Plan. ING North America filed a request for a determination letter on the qualified status of the Plan and received a favorable determination letter dated May 19, 2009.  Savings Plan benefits are not guaranteed by the PBGC.  The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation.  Matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule).  All contributions made to the Savings Plan are subject to certain limits imposed by applicable law.  The cost allocated to the Company for the Savings Plan were $9.7, $9.8 and $10.7, for the years ended December 31, 2012, 2011 and 2010, respectively and are included in Operating expenses in the Consolidated Statements of Operations.

### *Non-Qualified Retirement Plans*

Effective December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs").  Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants begin accruing benefits under ING North America SERPs.  Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The Company, in conjunction with ING North America, sponsors the Pension Plan for Certain Producers of ING Life Insurance and Annuity Company (formerly the Pension Plan for Certain Producers of Aetna Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan").  This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents").  The Agents Non-Qualified Plan was frozen effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and ING North America.  These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

*Obligations and Funded Status*

The following table summarizes the benefit obligations, fair value of plan assets and funded status, for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2012 and 2011.

|  | 2012 | 2011 |
|---|---|---|
| Change in benefit obligation: | | |
| Benefit obligation, January 1 | $ 98.7 | $ 96.8 |
| Interest cost | 4.4 | 5.0 |
| Benefits paid | (9.3 ) | (8.4 ) |
| Actuarial gain on obligation | 3.4 | 18.4 |
| Plan adjustments | — | (8.8 ) |
| Curtailments or settlements | — | (4.3 ) |
| Benefit obligation, December 31 | $ 97.2 | $ 98.7 |
| Fair Value of Plan Assets: | | |
| Fair value of plan assets, December 31 | $ — | $ — |

Amounts recognized in the Consolidated Balance Sheets consist of:

|  | 2012 | 2011 |
|---|---|---|
| Accrued benefit cost | $ (97.2 ) | $ (98.7 ) |
| Accumulated other comprehensive income: | | |
| Prior service cost | (7.3 ) | (8.5 ) |
| Net amount recognized | $ (104.5 ) | $ (107.2 ) |

*Assumptions*

The weighted-average assumptions used in the measurement of the December 31, 2012 and 2011 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

|  | 2012 | 2011 |
|---|---|---|
| Discount rate | 4.05 % | 4.75 % |
| Rate of compensation increase | 4.00 % | 4.00 % |

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the Retirement Plan. Based upon all available information, it was determined that 4.05% was the appropriate discount rate as of December 31, 2012, to calculate the Company's accrued benefit liability.

The weighted-average assumptions used in calculating the net pension cost were as follows:

|  | 2012 | 2011 | 2010 |
|---|---|---|---|
| Discount rate | 4.75 % | 5.50 % | 6.00 % |
| Rate of increase in compensation levels | 4.00 % | 4.00 % | 3.00 % |

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_Net Periodic Benefit Costs_

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2012, 2011 and 2010, were as follows:

|  | **2012** | | **2011** | | **2010** | |
|---|---|---|---|---|---|---|
| Interest cost | $ | 4.4 | $ | 5.0 | $ | 5.1 |
| Net loss (gain) | | 3.4 | | 16.0 | | 11.5 |
| Unrecognized past service cost recognized in the year | | (1.2 ) | | — | | 0.1 |
| The effect of any curtailment or settlement | | — | | 2.2 | | — |
| Net periodic benefit cost | $ | 6.6 | $ | 23.2 | $ | 16.7 |

_Cash Flows_

In 2013, the employer is expected to contribute $8.6 to the SERPs and Agents Non-Qualified Plan. Future expected benefit payments related to the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2013 through 2017 and thereafter through 2022, are estimated to be $8.6, $7.7, $6.0, $5.8, $6.0 and $30.1, respectively.

**_Stock Option and Share Plans_**

_Long-term Equity Ownership Plan_: Starting in 2004, ING Group began issuing options under the Long-term Equity Ownership Plan ("leo"). Under leo, participants are awarded both stock options and performance shares. Leo options are nonqualified options on ING Group shares in the form of American Depository Receipts ("ADRs"). The leo options give the recipient the right to purchase an ING Group share in the form of ADRs at a price equal to the fair market value of one ING Group share on the date of grant. The options have a ten-year term and vest three years from the grant date subject to the participant meeting the three-year service vesting condition. Upon vesting, participants generally have up to seven years in which to exercise their vested options. A shorter exercise period applies in the event of termination due to redundancy, business divestiture, voluntary termination, or termination for cause.

Leo performance shares are a contingent grant of ING Group stock and generally vest three years from the grant date, and can range from 0-200% of target based on ING's Total Shareholder Return ("TSR") relative to a peer group of global financial services companies as determined at the end of the vesting period. To vest, a participant must be actively employed on the vesting date, although immediate vesting will occur in the event of the participant's death, disability or retirement. If a participant is terminated due to redundancy or business divestiture, vesting will occur but in only a portion of the award. Unvested shares are generally subject to forfeiture when an employee voluntarily terminates employment or is terminated for cause (as defined in the leo plan document).

Long-term Sustainable Performance Plan performance shares ("LSPP") were granted on March 30, 2011 and 2012 with a three year graded vesting schedule. Participants were awarded a conditional right to receive a number of ING Group shares in the form of ADR's in the future. Awards under the LSPP vest, and shares are delivered 1/3 each of the first, second and third anniversary of the award date, provided the participants are still employed by ING. The LSPP performance shares are subject to a performance measure. The number of ADR's that would be ultimately granted at the end of each performance period is dependent upon a measure of the Company's performance over that period.

At the end of the specified performance period, the extent to which ING's performance targets have been met will determine the actual number of leo and LSPP performance shares that the participants will receive on the vesting date.

The Company was allocated from ING compensation expense for the leo options, leo performance shares and LSPP of $5.0, $5.1 and $3.4 for the years ended December 31, 2012, 2011 and 2010, respectively.

The Company recognized tax benefits of $1.5, $0.8 and $0.7 in 2012, 2011 and 2010, respectively.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

In addition, the Company, in conjunction with ING North America, sponsors the following benefit plans:

- The ING 401(k) Plan for ILIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the ING 401(k) Plan for ILIAC Agents was filed with the IRS on January 1, 2008. A favorable determination letter was received dated January 5, 2011.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The post retirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring these costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The ING Americas Supplemental Executive Retirement Plan, which is a non-qualified defined benefit restoration pension plan.
- The ING Americas Deferred Compensation Savings Plan, which is a deferred compensation plan that includes a 401(k) excess component.

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2012, 2011 and 2010, were $11.9, $9.9 and $11.9, respectively.

## 12.     Financing Agreements

*Windsor Property Loan*

On June 16, 2007, the State of Connecticut acting by the Department of Economic and Community Development ("DECD") loaned ILIAC $9.9 (the "DECD Loan") in connection with the development of the corporate office facility located at One Orange Way, Windsor, Connecticut that serves as the principal executive offices of the Company (the "Windsor Property"). The loan has a term of twenty years and bears an annual interest rate of 1.00%. As long as no defaults have occurred under the loan, no payments of principal or interest are due for the initial ten years of the loan. For the second ten years of the DECD Loan term, ILIAC is obligated to make monthly payments of principal and interest.

The DECD Loan provided for loan forgiveness during the first five years of the term at varying amounts up to $5.0 if ILIAC and its affiliates met certain employment thresholds at the Windsor Property during that period. On December 1, 2008, the DECD determined that the Company had met the employment thresholds for loan forgiveness and, accordingly, forgave $5.0 of the DECD Loan to ILIAC in accordance with the terms of the DECD Loan. The DECD Loan provides additional loan forgiveness at varying amounts up to $4.9 if ILIAC and its ING affiliates meet certain employment thresholds at the Windsor Property during years five through ten of the loan. ILIAC's obligations under the DECD Loan are secured by an unlimited recourse guaranty from its affiliate, ING North America Insurance Corporation. In November 2012, ILIAC provided a letter of credit to the DECD in the amount of $10.6 security for its repayment obligations with respect to the loan.

At both December 31, 2012 and 2011, the amount of the loan outstanding was $4.9, which was reflected in Long-term debt on the Consolidated Balance Sheets.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

### 13.     Commitments and Contingencies

#### *Leases*

All of the Company's expenses for leased and subleased office properties are paid for by an affiliate and allocated back to the Company, as all remaining operating leases were executed by ING North America Insurance Corporation as of December 31, 2008, which resulted in the Company no longer being party to any operating leases. For the years ended December 31, 2012, 2011 and 2010, rent expense for leases was $4.9, $5.0 and $4.0, respectively.

#### *Commitments*

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

As of December 31, 2012 and 2011, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $314.9 and $536.4, respectively.

#### *Collateral*

Under the terms of the Company's Over-The-Counter Derivative International Swaps and Derivatives Association, Inc. Agreements ("ISDA Agreements"), the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the CSA. The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. As of December 31, 2012 and 2011, the Company held $167.0 and $110.0 of net cash collateral, respectively, related to derivative contracts, which was included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets. In addition, as of December 31, 2012 and 2011, the Company delivered collateral of $39.5 and $77.9, respectively, in fixed maturities pledged under derivatives contracts, which was included in Securities pledged on the Consolidated Balance Sheets.

#### *Restricted Assets*

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations.  The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreement, LOC and derivative transactions as described further in this note.  The components of the fair value of the restricted assets were as follows as of December 31, 2012  and 2011:

|  | 2012 | 2011 |
|---|---:|---:|
| Other fixed maturities-state deposits | $ 13.4 | $ 13.6 |
| Securities pledged[1] | 219.7 | 593.7 |
| Total restricted assets | $ 233.1 | $ 607.3 |

[1] Includes the fair value of loaned securities of $180.2 and $515.8 as of December 31, 2012  and 2011, respectively, which is included in Securities pledged on the Consolidated Balance Sheets.

#### *Litigation and Regulatory Matters*

The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages.  Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief.  Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements.  Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonable possible verdict.  The variability in pleading requirement and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts. Due to the uncertainties of litigation, the outcome of a litigation matter and the amount or range of potential loss is difficult to forecast and a determination of potential losses requires significant management judgment.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, settlement payments, additional payments to beneficiaries, additional escheatment of funds deemed abandoned under state laws and disgorgement of retained gains. They may also result in fines and penalties and changes to the Company's procedures for the identification and escheatment of abandoned property or the correction of processing errors and other financial liability.

It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters and litigation. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that the outcome of pending litigation and regulatory matters is not likely to have such an effect. However, given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required to be made. Accordingly, the Company's estimate reflects both types of matters. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued, the estimate reflects the reasonably possible range of loss in excess of the accrued amounts. For other matters included within this estimation, for which a reasonably possible but not probable range of loss exists, the estimate reflects the reasonably possible and unaccrued loss or range of loss. As of December 31, 2012, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters as of such date, to be up to approximately $30.0.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. It is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

Litigation against the Company includes a case styled Healthcare Strategies, Inc., Plan Administrator of the Healthcare Strategies Inc. 401(k) Plan v. ING Life Insurance and Annuity Company (U.S.D.C. D. CT, filed February 22, 2011), which has been filed by the administrator of a 401(k) ERISA Plan who claims that the Company has entered into revenue sharing agreements with mutual funds and others in violation of the prohibited transaction rules of the Employee Retirement Income Act ("ERISA"). Among other things, Claimant seeks declaratory relief and the disgorgement of all revenue sharing payments and profits earned in connection with such payments, as well as attorney's fees. On January 26, 2012, Plaintiff filed a motion requesting to be allowed to represent a class of similarly situated ERISA Plans, which the court granted on September 26, 2012. The Company denies Claimant's allegations and is vigorously defending this litigation.

The regulatory examination of the Company's policy for addressing and correcting an error that is made when processing the trade instructions of an ERISA plan or one of its participants has been resolved. Under that policy, the Company absorbs any loss and retains any gain that results from such an error correction. The resolution will not have a material impact on the Company's results of operations or financial position.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

## 14.  Related Party Transactions

### Operating Agreements

ILIAC has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Investment Advisory agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administrative and accounting services for ILIAC's general account. ILIAC incurs a fee, which is paid quarterly, based on the value of the assets under management.  For the years ended December 31, 2012, 2011 and 2010, expenses were incurred in the amounts of $27.0, $22.8 and $23.7, respectively.
- Services agreement with ING North America for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2012, 2011 and 2010, expenses were incurred in the amounts of $183.5, $180.6 and $209.7, respectively.
- Services agreement between ILIAC and its U.S. insurance company affiliates for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002 and December 31, 2007. For the years ended December 31, 2012, 2011 and 2010, net expenses related to the agreement were incurred in the amount of $30.8, $29.8 and $53.3, respectively.
- Service agreement with ING Institutional Plan Services, LLC ("IIPS") effective November 30, 2008 pursuant to which IIPS provides recordkeeper services to certain benefit plan clients of ILIAC. For the years ended December 31, 2012, 2011 and 2010, ILIAC's net earnings related to the agreement were in the amount of $7.1, $8.4 and $2.2, respectively.
- Intercompany agreement with IIM pursuant to which IIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues IIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products.  For the years ended December 31, 2012, 2011 and 2010, revenue under the IIM intercompany agreement was $26.2, $24.7 and $24.1, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with ING USA Annuity and Life Insurance Company ("ING USA") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies as well as ILIAC, whereby DSL serves as the principal underwriter for variable insurance products and provides wholesale distribution services for mutual fund custodial products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2012, 2011 and 2010, commissions were collected in the amount of $225.5, $218.3 and $220.0, respectively. Such commissions are, in turn, paid to broker-dealers.
- Intercompany agreements with each of ING USA, ILIAC, IIPS, ReliaStar Life Insurance Company and Security Life of Denver Insurance Company (individually, the "Contracting Party") pursuant to which DSL agreed, effective January 1, 2010, to pay the Contracting Party, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are either investment option under certain variable insurance products of the Contracting Party or are purchased for certain customers of the Contacting Party. For the years ended December 31, 2012, 2011 and 2010, expenses were incurred under these intercompany agreements in the aggregate amount of $212.3, $207.9 and $204.5, respectively.
- Service agreement with RLNY whereby DSL receives managerial and supervisory services and incurs a fee. For the years ended December 31, 2012, 2011 and 2010, expenses were incurred under this service agreement in the amount of $3.2, $3.2 and $3.3, respectively.
- Administrative and advisory services agreements with ING Investment LLC and IIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of ING Investors Trust. For the years ended December 31, 2012, 2011 and 2010, expenses were incurred in the amounts of $27.0, $23.3 and $19.8, respectively.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

### Reinsurance Agreement

Effective, December 31, 2012, the Company entered into an automatic reinsurance agreement with its affiliate, Security Life of Denver International Limited ("SLDI") to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. Under the terms of the agreement, the Company will reinsure to SLDI, on an indemnity reinsurance basis, a quota share of its liabilities on the certain contracts. The quota share percentage with respect to the contracts that are delivered or issued for delivery in the State of New York will be 90% and the quota share percentage with respect to the contracts that are delivered or issued for delivery outside of the State of New York will be 100%. This agreement is accounted for under the deposit method of accounting and had an immaterial impact to the Consolidated Balance Sheets.

### Investment Advisory and Other Fees

Effective January 1, 2007, ILIAC's investment advisory agreement to serve as investment advisor to certain variable funds offered in Company products (collectively, the "Company Funds"), was assigned to DSL. ILIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay ILIAC daily fees that, on an annual basis are, depending on the product, up to 3.4% of their average daily net assets. The total amount of compensation and fees received by the Company from the Company Funds and separate accounts totaled $135.0, $103.2 and $246.1 (excludes fees paid to ING Investment Management Co.) in 2012, 2011 and 2010, respectively.

DSL has been retained by ING Investors Trust ("IIT"), an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to IIT. Under the management agreement, DSL provides or arranges for the provision of all services necessary for the ordinary operations of IIT. DSL earns a monthly fee based on a percentage of average daily net assets of IIT. DSL has entered into an administrative services subcontract with ING Fund Services, LLC, an affiliate, pursuant to which ING Fund Services, LLC, provides certain management, administrative and other services to IIT and is compensated a portion of the fees received by DSL under the management agreement. In addition to being the investment advisor of the Trust, DSL is the investment advisor of ING Partners, Inc. (the "Fund"), an affiliate. DSL and the Fund have an investment advisory agreement, whereby DSL has overall responsibility to provide portfolio management services for the Fund. The Fund pays DSL a monthly fee which is based on a percentage of average daily net assets. For the years ended December 31, 2012, 2011 and 2010, revenue received by DSL under these agreements (exclusive of fees paid to affiliates) was $370.6, $323.2 and $314.3, respectively. At December 31, 2012 and 2011, DSL had $25.6 and $22.9, respectively, receivable from IIT under the management agreement.

### Financing Agreements

#### Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with ING U.S., Inc., an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and based upon its renewal on April 1, 2011 expires on April 1, 2016, either party can borrow from the other up to 3% of the Company's statutory admitted assets as of the preceding December 31. Interest on any Company borrowing is charged at the rate of ING U.S., Inc.'s cost of funds for the interest period, plus 0.15%. Interest on any ING U.S., Inc. borrowing is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Under this agreement, the Company incurred an immaterial amount of interest expense for the years ended December 31, 2012, 2011 and 2010. The Company earned interest income of $0.5, $1.3 and $0.9 for the years ended December 31, 2012, 2011 and 2010, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Consolidated Statements of Operations. As of December 31, 2012, the Company did not have any outstanding receivable. As of December 31, 2011, the Company had an outstanding receivable of $648.0 from ING U.S., Inc. under the reciprocal loan agreement.

During the second quarter of 2012, ING U.S., Inc. repaid the then outstanding receivable due under the reciprocal loan agreement from the proceeds of its $5.0 billion Senior Unsecured Credit Facility which was entered into on April 20, 2012. The Company and ING U.S., Inc. continue to maintain the reciprocal loan agreement, and future borrowings by either party will be subject to the reciprocal loan terms summarized above.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_Note with Affiliate_

On December 29, 2004, ING USA issued a surplus note in the principal amount of $175.0 (the "Note") scheduled to mature on December 29, 2034, to ILIAC. The Note bears interest at a rate of 6.26% per year. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income was $11.1 for each of the years ended December 31, 2012, 2011 and 2010.

_**Alt-A Back-Up Facility**_

On January 26, 2009, ING, for itself and on behalf of certain subsidiaries, including the Company, reached an agreement with the Dutch State on an Illiquid Asset Back Up Facility (the "Alt-A Back-up Facility") regarding Alt-A RMBS owned by certain subsidiaries of ING U.S., Inc., including the Company. Pursuant to this transaction, the Company transferred all risks and rewards on 80% of a $1.1 billion par Alt-A RMBS portfolio to ING Support Holding B.V. ("ING Support Holding"), a wholly owned subsidiary of ING Group by means of the granting of a participation interest to ING Support Holding. ING and ING Support Holding entered into a back-to-back arrangement with the Dutch State on this 80%. As a result of this first transaction, the Company retained 20% of the exposure for any results on the $1.1 billion Alt-A RMBS portfolio.

The purchase price for the participation payable by the Dutch State was set at 90% of the par value of the 80% interest in the securities as of that date. This purchase price was payable in installments, was recognized as a loan granted to the Dutch State with a value of $794.4, and was recorded as Loan-Dutch State Obligation on the Consolidated Balance Sheets (the "Dutch State Obligation"). Under the transaction, other fees were payable by both the Company and the Dutch State. The Company incurred net fees of $1.4, $1.9 and $2.3 in the years ended December 31, 2012, 2011 and 2010, respectively.

The Company executed a second transaction effective January 26, 2009, in which an additional $5.0 par Alt-A RMBS portfolio owned by the Company were sold to ING Direct Bancorp. ING Direct Bancorp paid cash in the amount of $3.6 for 80% of the Company's additional $5.0 par Alt-A RMBS and included those purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. ING Direct Bancorp paid cash in the amount of $0.6 and retained the remaining 20% of this Alt-A RMBS portfolio.

On November 13, 2012, ING, all participating ING U.S., Inc. subsidiaries, including the Company, ING Support Holding and ING Bank N.V. ("ING Bank") entered into restructuring arrangements with the Dutch State, which closed the following day (the "Termination Agreement"). Pursuant to the restructuring transaction, the Company sold the Dutch State Obligation to ING Support Holding at fair value and transferred legal title to 80% of the securities subject to the Alt-A Back-up Facility to ING Bank. The restructuring resulted in an immaterial pre-tax loss. Following the restructuring transaction, the Company continues to own 20% of the Alt-A RMBS from the first transaction. The Company has the right to sell these securities, subject to a right of first refusal granted to ING Bank.

_**Transfer of Registered Representatives**_

On January 1, 2011, IFA transferred a group of registered representatives and their related customer accounts to its broker-dealer affiliate, ING Financial Partners, Inc. and received $5.0 as consideration for the transfer. Effective January 1, 2011, IFA operates exclusively as a wholesale broker-dealer.